NOTICES OF SPECIAL MEETINGS

and

JOINT MANAGEMENT INFORMATION CIRCULAR

of

WONDERFI TECHNOLOGIES INC., COINSQUARE LTD., and COINSMART FINANCIAL INC.

with respect to, among other things, the proposed

PLANS OF ARRANGEMENT

involving

WONDERFI TECHNOLOGIES INC. and COINSQUARE LTD., and
WONDERFI TECHNOLOGIES INC. and COINSMART FINANCIAL INC.

and

NOTICE OF GENERAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

of

WONDERFI TECHNOLOGIES INC.

May 12, 2023

This document is important and requires your immediate attention. It requires shareholders of WonderFi Technologies Inc., Coinsquare Ltd., and CoinSmart Financial Inc. to make important decisions. If you are in any doubt as to how to deal with the matters referenced herein, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. No securities regulatory authority in Canada, the United States or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is a criminal offense to claim otherwise.

Dear WonderFi Shareholders:	May 12, 2023

On April 2, 2023, WonderFi Technologies Inc. ("WonderFi"), Coinsquare Ltd. ("Coinsquare"), and CoinSmart Financial Inc. ("CoinSmart") entered into a definitive business combination agreement (the "Business Combination Agreement"), pursuant to which WonderFi has agreed to acquire: (i) all of the issued and outstanding common shares in the capital of Coinsquare (each, a "Coinsquare Share") by way of a proposed plan of arrangement under Section 192 of the Canada Business Corporations Act (the "Coinsquare Arrangement"), and (ii) all of the issued and outstanding common shares in the capital of CoinSmart (each, a "CoinSmart Share") by way of a proposed plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the "CoinSmart Arrangement"), in an all-equity business combination transaction (the "Transaction").

In connection with the Transaction, you are invited to attend the special and annual general meeting of the holders (the "WonderFi Shareholders") of common shares in the capital of WonderFi (each, a "WonderFi Share") to be held virtually via live audio webcast, accessible online at meetnow.global/M7ZDQY6 on June 20, 2023 at 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time) (the "WonderFi Meeting").

At the WonderFi Meeting, WonderFi Shareholders will be asked to consider a resolution regarding the issuance of WonderFi Shares in connection with the Transaction (the "WonderFi Transaction Resolution"), the WonderFi AGM Resolutions (as defined below), and disinterested WonderFi Shareholders will be asked to consider the the WonderFi Option Resolution, the WonderFi Consultant Resolution, the WonderFi Steering Committee Compensation Resolution, and the WonderFi Voting Agreement Resolution (each as defined below).

The board of directors of WonderFi (the "WonderFi Board") believes the Transaction is a compelling combination, which is expected to deliver meaningful synergies and position the combined company resulting from the Transaction (the "Combined Company") to offer one of the largest regulated crypto asset trading platforms in Canada, which will provide Canadians with a wide range of diversified products and services including both retail and institutional crypto trading, staking products, B2B crypto payment processing and, subject to the receipt of regulatory approvals, will also soon include sports betting and gaming. The WonderFi Board believes the Transaction will be beneficial to the WonderFi Shareholders and other securityholders, customers, partners and stakeholders of WonderFi.

Under the terms of the Business Combination Agreement, if the Transaction becomes effective:

  the holders of Coinsquare Shares (the "Coinsquare Shareholders") (other than dissenting Coinsquare Shareholders) will receive 6.946745 WonderFi Shares (the "Coinsquare Exchange Ratio") for each Coinsquare Share held; and

  the holders of CoinSmart Shares (the "CoinSmart Shareholders") (other than dissenting CoinSmart Shareholders) will receive 1.801462 WonderFi Shares (the "CoinSmart Exchange Ratio") for each CoinSmart Share held. In addition, each CoinSmart Share (other than CoinSmart Shares held by dissenting CoinSmart Shareholders) will be exchanged for one Earnout Right (generally defined as a right to share proportionately in up to an additional $15 million of total consideration, which may be paid by WonderFi in cash or a combination of cash and WonderFi Shares, based on the revenues of CoinSmart's SmartPay business (over a period of three years following closing of the Transaction)) (the "Earnout Payment"). Specifically, up to 50% of each Earnout Payment may, at the election of WonderFi, be satisfied by the issuance of WonderFi Shares, calculated using the 10-day volume-weighted average price of the WonderFi Shares as listed on the Toronto Stock Exchange (the "TSX")  on the business day immediately preceding the relevant payment date. In addition, subject to certain conditions WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to 0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election), which may be satisfied in cash or a combination of cash and WonderFi Shares.

(i)

Certain Coinsquare Shareholders and CoinSmart Shareholders may be permitted to make a joint election with WonderFi under subsection 85(1) or (2) of the Tax Act with respect to the exchange of Coinsquare Shares or CoinSmart Shares pursuant to the Coinsquare Arrangement or CoinSmart Arrangement, as applicable. See "Certain Canadian Federal Income Tax Considerations".

Additionally, if the Transaction becomes effective, subject to the receipt of the requisite approvals of WonderFi Shareholders as described below:

  each Coinsquare stock option (a "Coinsquare Option") that was an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the effective time of the Transaction (the "Effective Time") (whether vested or unvested) and that has not otherwise been exercised for Coinsquare Shares will be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,678,684 Coinsquare Options that were "in-the-money options" as of that date;

  each Coinsquare Option that was not an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for options of WonderFi ("New WonderFi Options") entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the Coinsquare Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,493,509 Coinsquare Options that were not "in-the-money options" as of that date;

  each CoinSmart stock option (a "CoinSmart Option") that was an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for CoinSmart Shares will be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,382,770 CoinSmart Options that were "in-the-money options" as of that date;

  each CoinSmart Option that was not an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the CoinSmart Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of CoinSmart Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 591,126 CoinSmart Options that were not "in-the-money options" as of that date;

(ii)

  each holder of outstanding CoinSmart common share purchase warrants ("CoinSmart Warrants") will be entitled to receive, upon exercise, that number of WonderFi Shares (applying the CoinSmart Exchange Ratio) which the holder would have been entitled to receive under the CoinSmart Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the CoinSmart Shares to which such holder would have been entitled if such holder had exercised the CoinSmart Warrants immediately prior to the Effective Time. Subject to the foregoing, each CoinSmart Warrant will continue to be governed by and be subject to its current terms;

  each CoinSmart restricted share unit ("CoinSmart RSU") outstanding, whether vested or unvested, which has not otherwise been settled in CoinSmart Shares prior to the Effective Time in accordance with the terms of the CoinSmart incentive plan and the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor; and

  if approved by the WonderFi Shareholders, all WonderFi stock options (the "WonderFi Options") outstanding as of the Effective Date will be repriced to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions and, provided that if such repricing is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, then such repricing shall be null and void and WonderFi shall cease to have any obligations or liabilities in respect thereof.

Conditions to the Transaction

The Transaction is subject to certain conditions, including the approval by the WonderFi Shareholders of the WonderFi Transaction Resolution, the approval by Coinsquare Shareholders of a resolution approving the Coinsquare Arrangement and related matters, the approval by CoinSmart Shareholders of a resolution approving the CoinSmart Arrangement and related matters, the approval of the Supreme Court of British Columbia, the approval of the TSX, the approval of the NEO Exchange Inc., and the approval of the regulators under the Competition Act (Canada), the New Self-Regulatory Organization of Canada (formerly IIROC), and the Canadian Securities Administrators.

Specifically, Coinsquare requisite shareholder approval will be 66⅔% of the votes cast on the applicable resolution. CoinSmart requisite shareholder approval will be (i) 66⅔% of the votes cast on the applicable resolution, and (ii) a majority of the votes cast on the applicable resolution excluding for this purpose votes attached to the shares held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") (i.e. related parties who will receive a "collateral benefit" (as defined under MI 61-101) in connection with the Transaction). WonderFi requisite shareholder approval will be at least an ordinary majority of the votes cast by WonderFi Shareholders on the WonderFi Transaction Resolution.

WonderFi Shareholder Vote

WonderFi Shareholders are not required to approve the Transaction itself. However, they are required, pursuant to the rules of the TSX, to approve the issuance of all WonderFi Shares to be issued and made issuable pursuant to the Transaction. The WonderFi Transaction Resolution must be approved by a majority of the votes cast by the WonderFi Shareholders present in person or represented by proxy at the WonderFi Meeting. If the WonderFi Transaction Resolution is not approved at the WonderFi Meeting, the Transaction may not be completed on the terms expected or at all.

(iii)

Coinsquare and CoinSmart have entered into irrevocable voting and support agreements with directors, officers, and shareholders of WonderFi representing an aggregate of approximately 14% of the WonderFi Shares, pursuant to which these parties have agreed, subject to certain rights of withdrawal, to vote their WonderFi Shares in favour of the WonderFi Transaction Resolution.

WonderFi Board Recommendation

The WonderFi Board has reviewed the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby. After careful consideration of, among other things, the advice of legal and financial advisors, and such other matters as it considered relevant, the WonderFi Board has unanimously determined that the Transaction is in the best interests of WonderFi and that the Transaction is fair to the WonderFi Shareholders. Accordingly, the WonderFi Board unanimously recommends that WonderFi Shareholders vote in favour of the WonderFi Transaction Resolution, the full text of which is set forth in Schedule A to the accompanying joint management information circular of WonderFi, Coinsquare and CoinSmart (the "Information Circular").

In reviewing the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, and in determining that the Transaction is in the best interest of WonderFi and is fair to WonderFi, the WonderFi Board considered a number of factors, including, among others, the following:

• Canada's Largest Crypto Asset Trading Platform. The Combined Company will have transacted over $17 billion in crypto transactions since 2017 and will have over $600 million in combined assets under custody, together with a diversified and compliant offering across trading, payments, staking and yield products and related services.

• Strong Balance Sheet with Investments Across the Crypto Ecosystem. The Combined Company is expected to have total cash and investments exceeding $40 million at Closing and no debt.

• Cost Synergies & Operational Efficiencies. Best in class compliance, multi-channel marketing and a shared services model will allow the Combined Company to yield significant cost and operational synergies relating to shared services across customer acquisition strategies, marketing and branding, financial reporting consolidation, compliance, legal, development and technology operational shared best practices.

• High Beta Exposure to Market Leading Platforms. The Combined Company will wholly own multiple platforms including Bitbuy, Coinberry, Coinsquare, CoinSmart, SmartPay, CBIX, Bitcoin.ca, and soon to launch, BetLegend.

• Consolidated Investment Dealer. The registered Canadian crypto asset trading businesses of the three companies are anticipated to be consolidated under Coinsquare's investment dealer registrant and New SRO member, CCML.

• Predictable and Growing B2B Crypto Payments Vertical. Global Crypto Payment Processing division SmartPay provides a growing and profitable division with international clients.

• Track Record of Revenue Generation. Combined fiscal year 2022 revenues among WonderFi, Coinsquare and CoinSmart totalling approximately $36 million.

• Investment in Tetra - Canada's only Qualified Custodian for Digital Assets. Backed by Coinbase Ventures and other well-known financial institutions, Tetra Trust is Canada's only qualified custodian for digital assets, and Coinsquare's approximately 42% ownership represents significant potential upside for the shareholders of the Combined Company.

(iv)

• Entering Regulated iGaming and Sports Betting in Ontario. With forecasts exceeding $40 billion in wagers placed in Ontario since regulation, BetLegend will be well positioned to capture market share by leveraging the Combined Company's combined 1.65 million registered Canadian customers to dramatically bolster the Combined Company's long-term ARPU across all verticals.

• Scale and Immediate Path to Profitability. The Combined Company's scale, operational synergies and efficiencies is expected to achieve a clear path to profitability, including by rationalizing the costs of operating a registered investment dealer.

• Global Expansion Opportunities. CoinSmart's growing EuropeanOTC division provides an opportunity for the Combined Company to expand its presence outside of Canada.

• Shareholder and Insider Support. Directors, officers, and shareholders of WonderFi representing an aggregate of approximately 14% of the WonderFi Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their WonderFi Shares in favour of the WonderFi Transaction Resolution. Directors, officers and shareholders of Coinsquare representing an aggregate of approximately 58% of the Coinsquare Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their Coinsquare Shares in favour of the Coinsquare Arrangement. Directors and officers of CoinSmart representing an aggregate of approximately 46% of the CoinSmart Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their CoinSmart Shares in favour of the CoinSmart Arrangement.

• WonderFi Fairness Opinion. Haywood has provided an opinion to the WonderFi Board, a copy of which is attached as Schedule F to the Information Circular, that, as of April 2, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be paid by WonderFi in connection with the Transaction is fair, from a financial point of view, to WonderFi.

WonderFi Option Resolution

In connection with the Transaction, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, as required pursuant to section 613(i)(i) of the TSX Company Manual, approving the repricing of all WonderFi Options outstanding as of the Effective Date to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions. As such repricing will benefit certain insiders of WonderFi, WonderFi is seeking approval from disinterested WonderFi Shareholders to effect such repricing. If such repricing is required by the TSX to be approved by the disinterested WonderFi Shareholders and such approval is not obtained, then such repricing shall be null and void and WonderFi shall cease to have any obligations or liabilities in respect thereof.

Additionally, in connection with the Transaction, each Coinsquare Option and CoinSmart Option, as applicable, that was not an In-the-Money Option on the date of the Business Combination Agreement and that was outstanding immediately prior to the Effective Time, shall be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi:

  in respect of CoinSmart Options, such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor; and

  in respect of Coinsquare Options, such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor.

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the repricing of the New WonderFi Options issued in exchange for such CoinSmart Options and Coinsquare Options, as follows:

(v)

  in respect of CoinSmart Options, each such New WonderFi Option issuable in exchange therefor shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement; and

  in respect of Coinsquare Options, each such New WonderFi Option issuable in exchange therefor shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement.

If the exercise price of the New WonderFi Options issuable in exchange for the CoinSmart Options and the Coinsquare Options, respectively, constitutes a repricing of the Coinsquare Options or CoinSmart Options, as applicable, that is required by the TSX to be approved by the disinterested WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Options or CoinSmart Options, as applicable, in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares or CoinSmart Share, as applicable.

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider a resolution approving the repricing of the existing WonderFi Options, and the repricing of the New WonderFi Options issued in exchange for Coinsquare Options and CoinSmart Options in connection with the Transaction (collectively, the "WonderFi Option Resolution").

The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Option Resolution, the full text of which is set forth in Schedule R to the accompanying Information Circular.

WonderFi Consultant Resolution

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the issuance, conditional upon the completion of the Transaction and at WonderFi's election, of an equivalent amount of $600,000 of WonderFi Shares, based on a price per Common Share equal to the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the effective date of the Transaction, to Halpern & Co. in satisfaction of certain consulting arrangements between Halpern & Co. and WonderFi. If the WonderFi Consultant Resolution is not passed by the disinterested WonderFi Shareholders, any applicable amount owing to Halpern & Co. will be paid in cash by WonderFi.

The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Consultant Resolution, the full text of which is set forth in Schedule S to the accompanying Information Circular.

WonderFi Steering Committee Compensation Resolution

Pursuant to and effective upon execution of the Business Combination Agreement, WonderFi, Coinsquare and CoinSmart constituted a steering committee (the "Steering Committee"), comprised of Jason Theofilos, Michael Wekerle, Scott Paterson and Robert Halpern, with Mr. Noel Biderman initially appointed as "Steering Lead", or such other person as the Steering Committee may determine, to undertake further steps on behalf of the Steering Committee as they determine are necessary or advisable in relation to better understanding the business, operations, personnel and financial performance of each of WonderFi, Coinsquare and CoinSmart, both from a historical and current perspective, including any proposed future commitments or undertaking by the parties in relation to their operations or financial position. In addition, O'Leary Productions Inc. and LDL Corp. have been engaged as advisors to the Steering Committee.

(vi)

Pursuant to the Business Combination Agreement, members of and advisors to the Steering Committee are eligible to receive compensation for their services to the Steering Committee. Each of Noel Biderman, Halpern & Co., O'Leary Productions Inc., and LDL Corp. are eligible to receive, directly or indirectly through entities controlled by them, in consideration for their services to the Steering Committee, 1,500,000 WonderFi Shares (being 6,000,000 WonderFi Shares in the aggregate), which will also be subject to contractual escrow and will be released as follows: 1/3 will be released at the Effective Time, 1/3 on the date that is six (6) months following the Effective Time, and 1/3 on the date that is twelve (12) months following the Effective Time.

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution (the "WonderFi Steering Committee Compensation Resolution"), approving the issuance of certain WonderFi Shares to Noel Biderman, Halpern & Co., O'Leary Productions Inc., and LDL Corp., or to entities controlled by them, in consideration for their services to the Steering Committee.

The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Steering Committee Compensation Resolution, the full text of which is set forth in Schedule T to the accompanying Information Circular.

WonderFi Voting Agreement Resolution

In connection with the Transaction, certain WonderFi Shareholders (being Dean Skurka, Robert Halpern, Ben Samaroo, Evan Kuhn, Cong Ly, and Chris Marsh) (the "WonderFi Group Investors"), certain CoinSmart Shareholders (being Justin Hartzman, Jeremy Koven, and Michael Koral) (the "CoinSmart Group Investors"), Mogo Inc. ("Mogo") and Jason Theofilos (each being Coinsquare Shareholders) have entered into a voting agreement dated April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "WonderFi Voting Agreement"), with respect to certain shareholder rights. Pursuant to the WonderFi Voting Agreement, effective as at the Effective Time, the parties thereto have agreed that, until the later of: (i) the date that is twenty four (24) months following the date of the WonderFi Voting Agreement, and (ii) the second annual general meeting of WonderFi following the Effective Date at which directors are elected to the WonderFi board of directors (the "WonderFi Board"), each of them shall vote all of their WonderFi Shares, at each WonderFi Shareholder meeting at which directors are to be elected to or proposed to be removed from the WonderFi Board (x) in favour of the size of the WonderFi Board being set at and remaining at nine (9) directors; and (y) in favour of their respective WonderFi Board nominees for election to the WonderFi Board. Specifically, under the WonderFi Voting Agreement, the WonderFi Group Investors are entitled to nominate two nominees to the WonderFi Board, the CoinSmart Group Investors are entitled to appoint one nominee to the WonderFi Board, Jason Theofilos shall be nominated to the WonderFi Board, and Mogo is entitled to appoint one nominee to the WonderFi Board, in each case, provided that such Nominees are included as nominees in WonderFi's management information circular relating to such meeting.

The WonderFi Voting Agreement has been filed with the Canadian securities regulatory authorities and is available under WonderFi's SEDAR profile at www.sedar.com.

At the WonderFi Meeting, in accordance with the requirements of the TSX, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution (the "WonderFi Voting Agreement Resolution"), approving the WonderFi Voting Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

If the WonderFi Voting Agreement Resolution is not obtained, then the parties to the WonderFi Voting Agreement intend to amend the WonderFi Voting Agreement, as at the Effective Date, to comply with the rules of the TSX, including to enable such parties to abstain from voting in respect of the nominees selected by the parties to the WonderFi Voting Agreement for appointment to the WonderFi Board, as each may determine in their sole and absolute discretion.

The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Voting Agreement Resolution, the full text of which is set forth in Schedule U to the accompanying Information Circular.

(vii)

Annual General Meeting

In addition to the WonderFi Transaction Resolution, the WonderFi Option Resolution, the WonderFi Consultant Resolution, the WonderFi Steering Committee Compensation Resolution, and the WonderFi Voting Agreement Resolution, the WonderFi Meeting will also be held for the following purposes:

1. to receive and consider the audited financial statements of WonderFi together with the auditor's report thereon for the three and fifteen month periods ended December 31, 2022;

2. to appoint the independent auditor of WonderFi for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor (the "WonderFi Auditor Resolution");

3. to set the number of directors to hold office for the ensuing year at five (5) and, subject to and conditional on WonderFi's proposed transaction with Coinsquare Ltd. and CoinSmart Financial Inc. (the "Transaction"), to set the number of directors of WonderFi as it exists immediately following the completion of the Transaction (the "Combined Company") at nine (9) for the ensuing year, as more particularly described in the attached Information Circular;

4. to elect directors to hold office for the ensuing year and, subject to and conditional on the Transaction, to elect directors for the Combined Company for the ensuing year, as more particularly described in the attached Information Circular;

(collectively, paragraphs 3 and 4 above being the "WonderFi Director Appointment Resolution"); and

5. to transact such further or other business as may properly come before the WonderFi Meeting and any adjournments thereof.

(collectively, the WonderFi Auditor Resolution and the WonderFi Director Appointment Resolution are referred to as the "WonderFi AGM Resolutions").

The WonderFi Board unanimously recommends that WonderFi Shareholders vote in favour of each of the WonderFi AGM Resolutions.

General

Accompanying this letter, among other things, are the notice of meeting, the Information Circular (or details how to access the Information Circular in accordance with "notice and access" provisions), and a form of proxy or voting instruction form, as applicable, in connection with the Transaction and the WonderFi Meeting. The Information Circular contains a detailed description of the Transaction and the matters to be considered at the WonderFi Meeting, as well as detailed information regarding WonderFi, Coinsquare, and CoinSmart and certain pro forma financial information regarding the Combined Company after giving effect to the Transaction. It also includes certain risk factors relating to the completion of the Transaction and the expected benefits related thereto.

Whether or not you are able to attend, we encourage you to ensure that your shares are voted at the WonderFi Meeting. Your vote is important. If you do not plan to attend, your voice can still be heard by completing and returning your form of proxy or voting instruction form, as applicable, in accordance with the instructions therein. For further details, see "Information Concerning the WonderFi Meeting" in the accompanying Information Circular.

If you are a non-registered WonderFi Shareholder and have received these materials from your broker or another intermediary, please complete and return the form of proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your WonderFi Shares not being eligible to be voted at the WonderFi Meeting. See "Information for Beneficial Holders" in the accompanying Information Circular.

The WonderFi Meeting will be held virtually and WonderFi Shareholders who choose to attend the WonderFi Meeting will do so by accessing a live audio webcast of the WonderFi Meeting via the internet. We believe hosting the WonderFi Meeting virtually will enable increased WonderFi Shareholder attendance from different geographic locations and will encourage more active WonderFi Shareholder engagement and participation at the WonderFi Meeting.

(viii)

This information is important, and you are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax and other professional advisors.

If the WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders each approve of their respective resolutions in respect of the Transaction, it is anticipated that the Transaction will be completed shortly following the date of the WonderFi Meeting, subject to obtaining all necessary approvals (see "Conditions to the Transaction" above).

On behalf of WonderFi, I would like to thank you for your continuing support.

Yours very truly,

"Dean Skurka"
Dean Skurka President and Interim Chief Executive Officer

(ix)

Dear Coinsquare Shareholders:	May 12, 2023

On April 2, 2023, Coinsquare Ltd. ("Coinsquare"), WonderFi Technologies Inc. ("WonderFi") and CoinSmart Financial Inc. ("CoinSmart") entered into a definitive business combination agreement (the "Business Combination Agreement"), pursuant to which WonderFi has agreed to acquire: (i) all of the issued and outstanding common shares in the capital of Coinsquare (each, a "Coinsquare Share") by way of a proposed plan of arrangement under Section 192 of the Canada Business Corporations Act (the "Coinsquare Arrangement"), and (ii) all of the issued and outstanding common shares in the capital of CoinSmart (each, a "CoinSmart Share") by way of a proposed plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the "CoinSmart Arrangement"), in an all-equity business combination transaction (the "Transaction").

In connection with the Transaction, you are invited to attend the special meeting of the holders (the "Coinsquare Shareholders") of Coinsquare Shares to be held at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on June 20, 2023 at 10:00 a.m. (Toronto time) (the "Coinsquare Meeting"). At the Coinsquare Meeting, Coinsquare Shareholders will be asked to consider a special resolution approving the Coinsquare Arrangement and certain related matters (the "Coinsquare Arrangement Resolution"). The Coinsquare Meeting will also be broadcast to Coinsquare Shareholders who are unable to attend in person via live webcast at meet.google.com/gbn-khoe-zpu. However, only Coinsquare Shareholders who attend the Coinsquare Meeting in person or who have duly submitted proxies prior to 10:00 a.m. (Toronto time) on the date that is two business days (excluding Saturdays, Sundays and holidays) prior to the Coinsquare Meeting (or any adjournment or postponement thereof) will have their votes counted at the Coinsquare Meeting.

The board of directors of Coinsquare (the "Coinsquare Board") believes the Transaction is a compelling combination, which is expected to deliver meaningful synergies and position the combined company resulting from the Transaction (the "Combined Company") to offer one of the largest regulated crypto asset trading platforms in the Canada, which will provide Canadians with a wide range of diversified products and services including both retail and institutional crypto trading, staking products, B2B crypto payment processing and, subject to receipt of regulatory approvals, will also soon include sports betting and gaming. The Coinsquare Board believes the Transaction will be beneficial to the Coinsquare Shareholders and other securityholders, customers, partners and stakeholders.

Under the terms of the Business Combination Agreement, if the Transaction becomes effective:

  the Coinsquare Shareholders (other than dissenting Coinsquare Shareholders) will receive 6.946745 WonderFi Shares (the "Coinsquare Exchange Ratio") for each Coinsquare Share held; and

  the holders of CoinSmart Shares (the "CoinSmart Shareholders") (other than dissenting CoinSmart Shareholders) will receive 1.801462 WonderFi Shares (the "CoinSmart Exchange Ratio") for each CoinSmart Share held. In addition, each CoinSmart Share (other than CoinSmart Shares held by dissenting CoinSmart Shareholders) will be exchanged for one Earnout Right (generally defined as a right to share proportionately in up to an additional $15 million of total consideration, which may be paid by WonderFi in cash or a combination of cash and WonderFi Shares, based on the revenues of CoinSmart's SmartPay business (over a period of three years following closing of the Transaction)) (the "Earnout Payment"). Specifically, up to 50% of each Earnout Payment may, at the election of WonderFi, be satisfied by the issuance of WonderFi Shares, calculated using the 10-day volume-weighted average price of the WonderFi Shares as listed on the Toronto Stock Exchange (the "TSX") on the business day immediately preceding the relevant payment date. In addition, subject to certain conditions WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to 0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election), which may be satisfied in cash or a combination of cash and WonderFi Shares.

(i)

Additionally, if the Transaction becomes effective:

  each Coinsquare stock option (a "Coinsquare Option") that was an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the effective time of the Transaction (the "Effective Time") (whether vested or unvested) and that has not otherwise been exercised for Coinsquare Shares will be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,678,684 Coinsquare Options that were "in-the-money options" as of that date;

  each Coinsquare Option that was not an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for options of WonderFi ("New WonderFi Options") entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the Coinsquare Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,493,509 Coinsquare Options that were not "in-the-money options" as of that date;

  each CoinSmart stock option (a "CoinSmart Option") that was an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for CoinSmart Shares will be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,382,770 CoinSmart Options that were "in-the-money options" as of that date;

  each CoinSmart Option that was not an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the CoinSmart Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of CoinSmart Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 591,126 CoinSmart Options that were not "in-the-money options" as of that date;

(ii)

  each holder of outstanding CoinSmart common share purchase warrants ("CoinSmart Warrants") will be entitled to receive, upon exercise, that number of WonderFi Shares (applying the CoinSmart Exchange Ratio) which the holder would have been entitled to receive under the CoinSmart Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the CoinSmart Shares to which such holder would have been entitled if such holder had exercised the CoinSmart Warrants immediately prior to the Effective Time. Subject to the foregoing, each CoinSmart Warrant will continue to be governed by and be subject to its current terms;

  each CoinSmart restricted share unit ("CoinSmart RSU") outstanding, whether vested or unvested, which has not otherwise been settled in CoinSmart Shares prior to the Effective Time in accordance with the terms of the CoinSmart incentive plan and the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor; and

  if approved by the WonderFi Shareholders, all WonderFi stock options outstanding as of the Effective Date will be repriced to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions and, provided that if such repricing is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, then such repricing shall be null and void and WonderFi shall cease to have any obligations or liabilities in respect thereof.

Conditions to the Transaction

The Transaction is subject to certain conditions, including the approval by the WonderFi Shareholders of resolutions approving the Transaction, the approval by Coinsquare Shareholders of a resolution approving the Coinsquare Arrangement and related matters, the approval by CoinSmart Shareholders of a resolution approving the CoinSmart Arrangement and related matters, the approval of the Supreme Court of British Columbia, the approval of the TSX, the approval of the NEO Exchange Inc., and the approval of the regulators under the Competition Act (Canada), the New Self-Regulatory Organization of Canada (formerly IIROC), and the Canadian Securities Administrators.

Specifically, Coinsquare requisite shareholder approval will be 66⅔% of the votes cast on the applicable resolution. CoinSmart requisite shareholder approval will be (i) 66⅔% of the votes cast on the applicable resolution and (ii) a majority of the votes cast on the applicable resolution excluding for this purpose votes attached to the shares held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") (i.e. related parties who will receive a "collateral benefit" (as defined under MI 61-101) in connection with the Transaction). WonderFi requisite shareholder approval will be at least an ordinary majority of the votes cast by WonderFi Shareholders on the WonderFi Transaction Resolution.

Coinsquare Shareholder Vote

To become effective, the Coinsquare Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by the Coinsquare Shareholders, voting as a single class. If this resolution is not approved at the Coinsquare Meeting, the Transaction may not be completed on the terms expected or at all.

Coinsquare has entered into irrevocable voting and support agreements with directors, officers, and shareholders of WonderFi representing an aggregate of approximately 58% of the Coinsquare Shares, pursuant to which these parties have agreed, subject to certain rights of withdrawal, to vote their Coinsquare Shares in favour of the Coinsquare Arrangement Resolution.

Coinsquare Board Recommendation

The Coinsquare Board has reviewed the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby. After careful consideration of, among other things, the advice of legal and financial advisors, and such other matters as it considered relevant, the Coinsquare Board has unanimously determined that the Transaction is in the best interests of Coinsquare and that the Transaction is fair to the Coinsquare Shareholders. Accordingly, the Coinsquare Board unanimously recommends that Coinsquare Shareholders vote in favour of the Coinsquare Arrangement Resolution, the full text of which is set forth in Schedule B to the accompanying joint management information circular of WonderFi, Coinsquare and CoinSmart (the "Information Circular").

(iii)

In reviewing the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, and in determining that the Transaction is in the best interest of Coinsquare and is fair to Coinsquare Shareholders, the Coinsquare Board considered a number of factors, including, among others, the following:

• Canada's Largest Crypto Asset Trading Platform. The Combined Company will have transacted over $17 billion in crypto transactions since 2017 and will have over $600 million in combined assets under custody, together with a diversified and compliant offering across trading, payments, staking and yield products and related services.

• Strong Balance Sheet with Investments Across the Crypto Ecosystem. The Combined Company is expected to have total cash and investments exceeding $40 million at Closing and no debt.

• Cost Synergies & Operational Efficiencies. Best in class compliance, multi-channel marketing and a shared services model will allow the Combined Company to yield significant cost and operational synergies relating to shared services across customer acquisition strategies, marketing and branding, financial reporting consolidation, compliance, legal, development and technology operational shared best practices.

• High Beta Exposure to Market Leading Platforms. The Combined Company will wholly own multiple platforms including Bitbuy, Coinberry, Coinsquare, CoinSmart, SmartPay, CBIX, Bitcoin.ca, and soon to launch, BetLegend.

• Consolidated Investment Dealer. The registered Canadian crypto asset trading businesses of the three companies are anticipated to be consolidated under Coinsquare's investment dealer registrant and New SRO member, CCML.

• Predictable and Growing B2B Crypto Payments Vertical. Global Crypto Payment Processing division SmartPay provides a growing and profitable division with international clients.

• Track Record of Revenue Generation. Combined fiscal year 2022 revenues among WonderFi, Coinsquare and CoinSmart totalling approximately $36 million.

• Investment in Tetra - Canada's only Qualified Custodian for Digital Assets. Backed by Coinbase Ventures and other well-known financial institutions, Tetra Trust is Canada's only qualified custodian for digital assets, and Coinsquare's approximately 42% ownership represents significant potential upside for the shareholders of the Combined Company.

• Entering Regulated iGaming and Sports Betting in Ontario. With forecasts exceeding $40 billion in wagers placed in Ontario since regulation, BetLegend will be well positioned to capture market share by leveraging the Combined Company's combined 1.65 million registered Canadian customers to dramatically bolster the Combined Company's long-term ARPU across all verticals.

• Scale and Immediate Path to Profitability. The Combined Company's scale, operational synergies and efficiencies is expected to achieve a clear path to profitability, including by rationalizing the costs of operating a registered investment dealer.

• Global Expansion Opportunities. CoinSmart's growing EuropeanOTC division provides an opportunity for the Combined Company to expand its presence outside of Canada.

• Shareholder and Insider Support. Directors, officers, and shareholders of WonderFi representing an aggregate of approximately 14% of the WonderFi Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their WonderFi Shares in favour of the WonderFi Transaction Resolution. Directors, officers and shareholders of Coinsquare representing an aggregate of approximately 58% of the Coinsquare Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their Coinsquare Shares in favour of the Coinsquare Arrangement. Directors and officers of CoinSmart representing an aggregate of approximately 46% of the CoinSmart Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their CoinSmart Shares in favour of the CoinSmart Arrangement.

(iv)

• Coinsquare Fairness Opinion. Origin Merchant Partners has provided an opinion to the Coinsquare Board, a copy of which has been provided to the Coinsquare Shareholders, that, as of April 2, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by Coinsquare Shareholders in connection with the Transaction is fair, from a financial point of view, to Coinsquare Shareholders.

Accompanying this letter, among other things, are the notice of meeting, the Information Circular, and a form of proxy or voting instruction form, as applicable, in connection with the Transaction and the Coinsquare Meeting. The Information Circular contains a detailed description of the Transaction and the matters to be considered at the Coinsquare Meeting, as well as detailed information regarding WonderFi, Coinsquare, and CoinSmart and certain pro forma financial information regarding the Combined Company after giving effect to the Transaction. It also includes certain risk factors relating to the completion of the Transaction and the expected benefits related thereto.

Whether or not you are able to attend, we encourage you to ensure that your shares are voted at the Coinsquare Meeting. Your vote is important. If you do not plan to attend, your voice can still be heard by completing and returning your form of proxy or voting instruction form, as applicable, in accordance with the instructions therein. For further details, see "Information Concerning the Coinsquare Meeting" in the accompanying Information Circular.

If you are a non-registered Coinsquare Shareholder and have received these materials from your broker or another intermediary, please complete and return the form of proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Coinsquare Shares not being eligible to be voted at the Coinsquare Meeting. See "Information for Beneficial Holders" in the accompanying Information Circular.

This information is important, and you are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax and other professional advisors.

If the WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders each approve of their respective resolutions in respect of the Transaction, it is anticipated that the Transaction will be completed shortly following the date of the Coinsquare Meeting, subject to obtaining all necessary approvals (see "Conditions to the Transaction" above).

On behalf of Coinsquare, I would like to thank you for your continuing support.

Yours very truly,

"Martin Piszel"
Martin Piszel Chief Executive Officer & Director

(v)

Dear Coinsquare Shareholders:	May 12, 2023

On April 2, 2023, CoinSmart Financial Inc. ("CoinSmart"), WonderFi Technologies Inc. ("WonderFi"), and Coinsquare Ltd. ("Coinsquare") entered into a definitive business combination agreement (the "Business Combination Agreement"), pursuant to which WonderFi has agreed to acquire: (i) all of the issued and outstanding common shares in the capital of Coinsquare (each, a "Coinsquare Share") by way of a proposed plan of arrangement under Section 192 of the Canada Business Corporations Act (the "Coinsquare Arrangement"), and (ii) all of the issued and outstanding common shares in the capital of CoinSmart (each, a "CoinSmart Share") by way of a proposed plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the "CoinSmart Arrangement"), in an all-equity business combination transaction (the "Transaction").

In connection with the Transaction, you are invited to attend the special meeting of the holders (the "CoinSmart Shareholders") of CoinSmart Shares to be held virtually via live audio webcast, accessible online at https://virtual-meetings.tsxtrust.com/1506 (password (case sensitive): coinsmart2023) on June 20, 2023 at 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time) (the "CoinSmart Meeting"). At the CoinSmart Meeting, CoinSmart Shareholders will be asked to consider a special resolution approving the CoinSmart Arrangement and the Transaction (the "CoinSmart Arrangement Resolution").

The board of directors of CoinSmart (the "CoinSmart Board") believes the Transaction is a compelling combination, which is expected to deliver meaningful synergies and position the combined company resulting from the Transaction (the "Combined Company") to offer one of the largest regulated crypto asset trading platforms in Canada, which will provide Canadians with a wide range of diversified products and services including both retail and institutional crypto trading, staking products, B2B crypto payment processing and, subject to receipt of regulatory approvals, will also soon include sports betting and gaming.  The CoinSmart Board believes the Transaction will be beneficial to the CoinSmart Shareholders and other securityholders, customers, partners and stakeholders.

Under the terms of the Business Combination Agreement, if the Transaction becomes effective:

  the holders of Coinsquare Shares (the "Coinsquare Shareholders") (other than dissenting Coinsquare Shareholders) will receive 6.946745 WonderFi Shares (the "Coinsquare Exchange Ratio") for each Coinsquare Share held; and

  the CoinSmart Shareholders (other than dissenting CoinSmart Shareholders) will receive 1.801462 WonderFi Shares (the "CoinSmart Exchange Ratio") for each CoinSmart Share held. In addition, each CoinSmart Share (other than CoinSmart Shares held by dissenting CoinSmart Shareholders) will be exchanged for one Earnout Right (generally defined as a right to share proportionately in up to an additional $15 million of total consideration, which may be paid by WonderFi in cash or a combination of cash and WonderFi Shares, based on the revenues of CoinSmart's SmartPay business (over a period of three years following closing of the Transaction)) (the "Earnout Payment"). Specifically, up to 50% of each Earnout Payment may, at the election of WonderFi, be satisfied by the issuance of WonderFi Shares, calculated using the 10-day volume-weighted average price of the WonderFi Shares as listed on the Toronto Stock Exchange (the "TSX") on the business day immediately preceding the relevant payment date. In addition, subject to certain conditions WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to 0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election), which may be satisfied in cash or a combination of cash and WonderFi Shares.

(i)

Additionally, if the Transaction becomes effective:

  each Coinsquare stock option (a "Coinsquare Option") that was an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the effective time of the Transaction (the "Effective Time") (whether vested or unvested) and that has not otherwise been exercised for Coinsquare Shares will be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,678,684 Coinsquare Options that were "in-the-money options" as of that date;

  each Coinsquare Option that was not an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for options of WonderFi ("New WonderFi Options") entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the Coinsquare Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,493,509 Coinsquare Options that were not "in-the-money options" as of that date;

  each CoinSmart stock option (a "CoinSmart Option") that was an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for CoinSmart Shares will be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,382,770 CoinSmart Options that were "in-the-money options" as of that date;

  each CoinSmart Option that was not an "in-the-money option" on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the CoinSmart Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of CoinSmart Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 591,126 CoinSmart Options that were not "in-the-money options" as of that date;

(ii)

  each holder of outstanding CoinSmart common share purchase warrants ("CoinSmart Warrants") will be entitled to receive, upon exercise, that number of WonderFi Shares (applying the CoinSmart Exchange Ratio) which the holder would have been entitled to receive under the CoinSmart Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the CoinSmart Shares to which such holder would have been entitled if such holder had exercised the CoinSmart Warrants immediately prior to the Effective Time. Subject to the foregoing, each CoinSmart Warrant will continue to be governed by and be subject to its current terms;

  each CoinSmart restricted share unit ("CoinSmart RSU") outstanding, whether vested or unvested, which has not otherwise been settled in CoinSmart Shares prior to the Effective Time in accordance with the terms of the CoinSmart incentive plan and the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor; and

  if approved by the WonderFi Shareholders, all WonderFi stock options outstanding as of the Effective Date will be repriced to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions and, provided that if such repricing is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, then such repricing shall be null and void and WonderFi shall cease to have any obligations or liabilities in respect thereof.

Conditions to the Transaction

The Transaction is subject to certain conditions, including the approval by the WonderFi Shareholders of resolutions approving the Transaction, the approval by Coinsquare Shareholders of a resolution approving the Coinsquare Arrangement and related matters, the approval by CoinSmart Shareholders of the CoinSmart Arrangement Resolution, the approval of the Supreme Court of British Columbia, the approval of the TSX, the approval of the NEO Exchange Inc., and the approval of the regulators under the Competition Act (Canada), the New Self-Regulatory Organization of Canada (formerly IIROC), and the Canadian Securities Administrators.

Specifically, Coinsquare requisite shareholder approval will be 66⅔% of the votes cast on the applicable resolution. CoinSmart requisite shareholder approval will be (i) 66⅔% of the votes cast on the applicable resolution and (ii) a majority of the votes cast on the applicable resolution excluding for this purpose votes attached to the shares held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") (i.e. related parties who will receive a "collateral benefit" (as defined under MI 61-101) in connection with the Transaction). WonderFi requisite shareholder approval will be at least an ordinary majority of the votes cast by WonderFi Shareholders on the WonderFi Transaction Resolution.

CoinSmart Shareholder Vote

To become effective, the CoinSmart Arrangement Resolution must be approved by not less than (i) 66 2/3% of the votes cast by the CoinSmart Shareholders, voting as a single class, and (ii) a majority of the votes cast by the CoinSmart Shareholders, excluding the votes of CoinSmart Shares beneficially owned by Justin Hartzman, Jeremy Koven, and Michael Koral (and any other related party of CoinSmart that will receive a "collateral benefit" as defined in MI 61-101 in connection with the Transaction), whose votes must be excluded in accordance with MI 61-101. If this resolution is not approved at the CoinSmart Meeting, the Transaction may not be completed on the terms expected or at all.

CoinSmart has entered into irrevocable voting and support agreements with directors, officers, and shareholders of WonderFi representing an aggregate of approximately 46% of the CoinSmart Shares, pursuant to which these parties have agreed, subject to certain rights of withdrawal, to vote their CoinSmart Shares in favour of the CoinSmart Arrangement Resolution.

(iii)

CoinSmart Board Recommendation

The CoinSmart Board has reviewed the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby. After careful consideration of, among other things, the advice of legal and financial advisors, and such other matters as it considered relevant, the CoinSmart Board has unanimously determined that the Transaction is in the best interests of CoinSmart and that the consideration to be received by CoinSmart Shareholders pursuant to the Transaction is fair to the CoinSmart Shareholders. Accordingly, the CoinSmart Board unanimously recommends that CoinSmart Shareholders vote in favour of the CoinSmart Arrangement Resolution, the full text of which is set forth in Schedule C to the accompanying joint management information circular of WonderFi, Coinsquare and CoinSmart (the "Information Circular").

In reviewing the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, and in determining that the Transaction is in the best interest of CoinSmart and that the consideration to be received by CoinSmart Shareholders is fair to CoinSmart Shareholders, the CoinSmart Board considered a number of factors, including, among others, the following:

• Canada's Largest Crypto Asset Trading Platform. The Combined Company will have transacted over $17 billion in crypto transactions since 2017 and will have over $600 million in combined assets under custody, together with a diversified and compliant offering across trading, payments, staking and yield products and related services.

• Strong Balance Sheet with Investments Across the Crypto Ecosystem. The Combined Company is expected to have total cash and investments exceeding $40 million at Closing and no debt.

• Attractive Premium. The CoinSmart Exchange Ratio of 1.801462 WonderFi Shares for each CoinSmart Share represents consideration of approximately $0.29 per CoinSmart Share and a 81% premium based on the 20-day VWAP of the WonderFi Shares, being $0.16, and the CoinSmart Shares, being $0.16, determined as of the close of business on March 31, 2023 (being the last trading day prior to the date of the Business Combination Agreement).

• Potential Earnout Payments. The issuance of the Earnout Rights as part of the consideration issuable to CoinSmart Shareholders pursuant to the Transaction, including the right to share in any Earnout Payments payable pursuant to the Earnout Rights, represents significant future potential upside to the CoinSmart Shareholders resulting from the Transaction.

• Preservation of Litigation Rights under Coinsquare/CoinSmart SPA. Except in limited circumstances specified in the Business Combination Agreement, including where CoinSmart terminates the Business Combination Agreement to accept a CoinSmart Superior Proposal, if the Business Combination Agreement is terminated, CoinSmart has maintained its ability to commence legal proceedings against Coinsquare to seek monetary damages arising from certain breaches of the Coinsquare/CoinSmart SPA alleged by CoinSmart.

• Cost Synergies & Operational Efficiencies. Best in class compliance, multi-channel marketing and a shared services model will allow the Combined Company to yield significant cost and operational synergies relating to shared services across customer acquisition strategies, marketing and branding, financial reporting consolidation, compliance, legal, development and technology operational shared best practices.

• High Beta Exposure to Market Leading Platforms. The Combined Company will wholly own multiple platforms including Bitbuy, Coinberry, Coinsquare, CoinSmart, SmartPay, CBIX, Bitcoin.ca, and soon to launch, BetLegend.

• Consolidated Investment Dealer. The registered Canadian crypto asset trading businesses of the three companies are anticipated to be consolidated under Coinsquare's investment dealer registrant and New SRO member, CCML.

• Predictable and Growing B2B Crypto Payments Vertical. Global Crypto Payment Processing division SmartPay provides a growing and profitable division with international clients.

(iv)

• Track Record of Revenue Generation. Combined fiscal year 2022 revenues among WonderFi, Coinsquare and CoinSmart totalling approximately $36 million.

• Investment in Tetra - Canada's only Qualified Custodian for Digital Assets. Backed by Coinbase Ventures and other well-known financial institutions, Tetra Trust is Canada's only qualified custodian for digital assets, and Coinsquare's approximately 42% ownership represents significant potential upside for the shareholders of the Combined Company.

• Entering Regulated iGaming and Sports Betting in Ontario. With forecasts exceeding $40 billion in wagers placed in Ontario since regulation, BetLegend will be well positioned to capture market share by leveraging the Combined Company's combined 1.65 million registered Canadian customers to dramatically bolster the Combined Company's long-term ARPU across all verticals.

• Scale and Immediate Path to Profitability. The Combined Company's scale, operational synergies and efficiencies is expected to achieve a clear path to profitability, including by rationalizing the costs of operating a registered investment dealer.

• Global Expansion Opportunities. CoinSmart's growing EuropeanOTC division provides an opportunity for the Combined Company to expand its presence outside of Canada.

• Shareholder and Insider Support. Directors, officers, and shareholders of WonderFi representing an aggregate of approximately 14% of the WonderFi Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their WonderFi Shares in favour of the WonderFi Transaction Resolution. Directors, officers and shareholders of Coinsquare representing an aggregate of approximately 58% of the Coinsquare Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their Coinsquare Shares in favour of the Coinsquare Arrangement. Directors and officers of CoinSmart representing an aggregate of approximately 46% of the CoinSmart Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their CoinSmart Shares in favour of the CoinSmart Arrangement.

• Participation by CoinSmart Shareholders in the future growth of the Combined Company. The consideration to be received by CoinSmart Shareholders pursuant to the CoinSmart Arrangement, other than the Earnout Payments, is equity-based, which will preserve cash resources to fund growth of the Combined Company and permit all shareholders to remain fully invested and exposed to the upside. If the Transaction is completed, CoinSmart Shareholders will hold approximately 19% of the issued and outstanding shares of the Combined Company. Through ownership of shares in the Combined Company, CoinSmart Shareholders will have the opportunity to participate in the opportunities associated with the Combined Company's assets and properties and any future increase in value of the Combined Company.

• Negotiated Transaction and Oversight by Independent Directors. The Transaction is the result of a comprehensive arm's-length negotiation process and includes terms and conditions that are reasonable in the circumstances, with the oversight and participation of independent directors of the CoinSmart Board and the financial and legal advisors of CoinSmart.

• Increased Public Float and Liquidity. CoinSmart Shareholders are expected to experience greater liquidity by participating in the Combined Company with a more widely-held shareholder base.

• CoinSmart Fairness Opinion. Eight Capital has provided an opinion to the CoinSmart Board, a copy of which is attached as Schedule G to the Information Circular, that, as of March 27, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by CoinSmart Shareholders in connection with the Transaction is fair, from a financial point of view, to CoinSmart Shareholders.

• Special Majority Approval. The required CoinSmart Shareholders' approvals are protective of the rights of CoinSmart Shareholders. The CoinSmart Arrangement Resolution must be approved by at least 66⅔% of the votes cast by CoinSmart Shareholders at the CoinSmart Meeting and by at least a majority of the votes cast on the CoinSmart Arrangement Resolution by the CoinSmart Shareholders excluding the votes of CoinSmart Shares whose votes must be excluded in accordance with MI 61-101, present in person or by proxy and entitled to vote at the CoinSmart Meeting (i.e. related parties who will receive a "collateral benefit" in connection with the Transaction).

(v)

• Court Approval. The CoinSmart Arrangement Resolution must be approved by the Court (as defined in the Information Circular), which will consider, among other things, the fairness and reasonableness of the CoinSmart Arrangement to the CoinSmart Shareholders.

• Dissent Rights. Registered CoinSmart Shareholders who do not vote in favour of the CoinSmart Arrangement will have the right to require a judicial appraisal of their CoinSmart Shares and obtain fair value pursuant to the proper exercise of dissent rights.

• CoinSmart Superior Proposal. The Business Combination Agreement allows CoinSmart, subject to compliance with the Business Combination Agreement, to furnish information and take certain other actions in respect of an unsolicited CoinSmart Acquisition Proposal that could reasonably be expected to lead to a CoinSmart Superior Proposal. CoinSmart has the ability to terminate the Business Combination Agreement in specified circumstances, subject to payment of the Termination Fee to each of WonderFi and Coinsquare. This provides assurance to the CoinSmart Board that it will have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed.

• 100% Acquisition of CoinSmart Shares. The CoinSmart Arrangement involves the acquisition of 100% of the CoinSmart Shares and, under the CoinSmart Plan of Arrangement, all CoinSmart Shareholders are treated identically and fairly.

Accompanying this letter, among other things, are the notice of meeting, the Information Circular (or details how to access the Information Circular in accordance with "notice and access" provisions), and a form of proxy or voting instruction form, as applicable, and a letter of transmittal in connection with the Transaction and the CoinSmart Meeting. The Information Circular contains a detailed description of the Transaction and the matters to be considered at the CoinSmart Meeting, as well as detailed information regarding WonderFi, Coinsquare, and CoinSmart and certain pro forma financial information regarding the Combined Company after giving effect to the Transaction. It also includes certain risk factors relating to the completion of the Transaction and the expected benefits related thereto.

Whether or not you are able to attend, we encourage you to ensure that your shares are voted at the CoinSmart Meeting. Your vote is important. If you do not plan to attend, your voice can still be heard by completing and returning your form of proxy or voting instruction form, as applicable, in accordance with the instructions therein. For further details, see "Information Concerning The CoinSmart Meeting" in the accompanying Information Circular.

If you are a non-registered CoinSmart Shareholder and have received these materials from your broker or another intermediary, please complete and return the form of proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your CoinSmart Shares not being eligible to be voted at the CoinSmart Meeting. See "Information for Beneficial Holders" in the accompanying Information Circular.

The CoinSmart Meeting will be held virtually and CoinSmart Shareholders who choose to attend the CoinSmart Meeting will do so by accessing a live audio webcast of the CoinSmart Meeting via the internet. We believe hosting the CoinSmart Meeting virtually will enable increased CoinSmart Shareholder attendance from different geographic locations and will encourage more active CoinSmart Shareholder engagement and participation at the CoinSmart Meeting.

This information is important, and you are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax and other professional advisors.

If the WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders each approve of their respective resolutions in respect of the Transaction, it is anticipated that the Transaction will be completed shortly following the date of the CoinSmart Meeting, subject to obtaining all necessary approvals (see "Conditions to the Transaction" above).

(vi)

On behalf of CoinSmart, I would like to thank you for your continuing support.

Yours very truly,

"Justin Hartzman"
Justin Hartzman Chief Executive Officer & Director

(vii)

WONDERFI TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF WONDERFI SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general and special meeting (the "WonderFi Meeting") of the holders (the "WonderFi Shareholders") of common shares (the "WonderFi Shares") of WonderFi Technologies Inc. ("WonderFi") will be held virtually via live audio webcast at meetnow.global/M7ZDQY6 on June 20, 2023 at 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "WonderFi Transaction Resolution"), the full text of which is set forth at Schedule A to the accompanying joint management information circular of WonderFi, Coinsquare Ltd. ("Coinsquare") and CoinSmart Financial Inc. ("CoinSmart") dated May 12, 2023 (the "Information Circular"), approving the issuance by WonderFi of up to such number of WonderFi Shares as may be required to be issued in connection with the transactions contemplated by that business combination agreement between WonderFi, Coinsquare, and CoinSmart dated as of April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Business Combination Agreement"), that plan of arrangement under Section 192 of the Canada Business Corporations Act (the "Coinsquare Arrangement") involving Coinsquare, WonderFi and the securityholders of Coinsquare, and that plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the "CoinSmart Arrangement") involving CoinSmart, WonderFi and the securityholders of CoinSmart (collectively, the "Transaction"), copies of which are available on WonderFi's profile at www.sedar.com, as more particularly described in the Information Circular;

2. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "WonderFi Option Resolution"), the full text of which is set forth at Schedule R to the accompanying Information Circular, approving the repricing of certain existing WonderFi stock options ("WonderFi Options") and certain new WonderFi Options to be issued in exchange for stock options of Coinsquare and CoinSmart in connection with the Transaction, as more particularly described in the attached Information Circular;

3. for disinterested WonderFi shareholders to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "WonderFi Consultant Resolution"), the full text of which is set forth at Schedule S to the accompanying Information Circular, approving the issuance, conditional upon the completion of the Transaction and at WonderFi's election, of certain WonderFi Shares to Halpern & Co. in satisfaction of certain consulting arrangements between Halpern & Co. and WonderFi;

4. for disinterested WonderFi shareholders to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "WonderFi Steering Committee Compensation Resolution"), the full text of which is set forth at Schedule T to the accompanying Information Circular, approving the issuance of certain WonderFi Shares to certain persons in consideration for their services to the steering committee of WonderFi, CoinSmart, and Coinsquare formed in connection with the Transaction;

5. for disinterested WonderFi shareholders to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "WonderFi Voting Agreement Resolution"), the full text of which is set forth at Schedule U to the accompanying Information Circular, approving the WonderFi Voting Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.;

6. to receive and consider the audited financial statements of WonderFi together with the auditor's report thereon for the three and fifteen month periods ended December 31, 2022;

7. to appoint the independent auditor of WonderFi for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor (the "WonderFi Auditor Resolution");

8. to set the number of directors to hold office for the ensuing year at five (5) and, subject to and conditional on the Transaction, to set the number of directors of the Combined Company as it exists immediately following the completion of the Transaction at nine (9) for the ensuing year, as more particularly described in the attached Information Circular;

(i)

9. to elect directors to hold office for the ensuing year and, subject to and conditional on the Transaction, to elect directors for the Combined Company for the ensuing year, as more particularly described in the attached Information Circular;

(collectively, paragraphs 8 and 9 above being the "WonderFi Director Appointment Resolution", and the WonderFi Auditor Resolution and the WonderFi Director Appointment Resolution are collectively referred to as the "WonderFi AGM Resolutions"); and

10. to transact such other business, including amendments to the foregoing, as may properly be brought before the WonderFi Meeting or any adjournment or postponement thereof.

The board of directors of WonderFi has unanimously determined that the Transaction is in the best interests of WonderFi and that the Transaction is fair to the WonderFi Shareholders, and unanimously recommends that WonderFi Shareholders vote in favour of the WonderFi Transaction Resolution, and for disinterested WonderFi Shareholders to vote in favour of the WonderFi Option Resolution, the WonderFi Consultant Resolution, the WonderFi Steering Committee Compensation Resolution, and the WonderFi Voting Agreement Resolution. If the WonderFi Transaction Resolution is not approved by the WonderFi Shareholders at the WonderFi Meeting, the Transaction may not be completed on the terms expected or at all.

In addition, the board of directors of WonderFi unanimously recommends that the WonderFi Shareholders vote in favour of each of the WonderFi AGM Resolutions.

Each WonderFi Share entitled to be voted in respect of the WonderFi Transaction Resolution, the WonderFi Option Resolution (in respect of disinterested Shareholders only), the WonderFi Steering Committee Compensation Resolution (in respect of disinterested Shareholders only), the WonderFi Consultant Resolution (in respect of disinterested Shareholders only), the WonderFi Voting Agreement Resolution (in respect of disinterested Shareholders only), and the WonderFi AGM Resolutions (collectively, the "WonderFi Resolutions") will entitle the holder thereof to one vote at the WonderFi Meeting. The WonderFi Resolutions must each be approved by at least a simple majority of the votes cast by WonderFi Shareholders eligible to vote on the subject matter thereof present (virtually) or represented by proxy and entitled to vote at the WonderFi Meeting.

The WonderFi Board has fixed the close of business on May 11, 2023 (the "Record Date") as the record date for determining the WonderFi Shareholders who are entitled to receive notice of and to vote at the WonderFi Meeting. Only registered WonderFi Shareholders of record as of the close of business on the Record Date are entitled to receive notice of the WonderFi Meeting and to attend and vote at the WonderFi Meeting virtually.

The Information Circular contains the full text of the WonderFi Transaction Resolution, the WonderFi Option Resolution, the WonderFi Consultant Resolution, the WonderFi Steering Committee Compensation Resolution, and the WonderFi Voting Agreement Resolution, and provides additional information relating to each WonderFi Resolution and the subject matter of the WonderFi Meeting, including the Coinsquare Arrangement and the CoinSmart Arrangement, and is deemed to form part of this notice of annual general and special meeting (this "Notice").

WonderFi is using notice-and-access to provide WonderFi Shareholders with electronic access to this Notice and the Information Circular (collectively, the "WonderFi Meeting Materials"), instead of mailing paper copies. The WonderFi Meeting Materials are available on WonderFi's profile on www.sedar.com and on WonderFi's website (www.wonder.fi). WonderFi Shareholders will receive a notice in the mail giving instructions on how to request a paper copy of the Information Circular free of charge.

The WonderFi Meeting will be held virtually and WonderFi Shareholders who choose to attend the WonderFi Meeting will do so by accessing a live audio webcast of the WonderFi Meeting via the internet. WonderFi Shareholders and duly appointed proxyholders can access the WonderFi Meeting by visiting meetnow.global/M7ZDQY6. At this website, WonderFi Shareholders will be able to listen to the WonderFi Meeting live, submit questions and submit their vote while the WonderFi Meeting is being held. We believe hosting the WonderFi Meeting virtually will enable increased WonderFi Shareholder attendance from different geographic locations and will encourage more active WonderFi Shareholder engagement and participation at the WonderFi Meeting.

(ii)

WonderFi Shareholders who are unable to attend the WonderFi Meeting must follow the instructions on the enclosed proxy or voting instruction form. Only registered WonderFi Shareholders and duly appointed proxyholders may participate and vote at the WonderFi Meeting. WonderFi Shareholders that hold their WonderFi Shares with a bank, broker or financial intermediary and wish to vote at the WonderFi Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the Chair of the WonderFi Meeting before the commencement of the WonderFi Meeting or any adjournment thereof. If you are attending the WonderFi Meeting, please log-on to the virtual meeting in advance to ensure that your web browser and internet connection are working properly.

Voting by proxy will not prevent you from voting at the WonderFi Meeting if you revoke your proxy and attend virtually, but will ensure that your vote will be counted if you are unable to attend. In all cases, you should ensure that your proxy is received by Computershare by no later than 48 hours prior (excluding Saturdays, Sundays and holidays) to the WonderFi Meeting or any adjournment or postponement thereof. In this case, assuming no adjournment of the WonderFi Meeting, the proxy cut-off time is 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time) on June 16, 2023. The proxy deadline may be waived or extended by the Chair of the WonderFi Meeting at his or her discretion without notice.

A WonderFi Shareholder has the right to appoint a person (who need not be a WonderFi Shareholder) to attend and act for such WonderFi Shareholder on his, her or its behalf at the WonderFi Meeting other than the persons designated in the enclosed form of proxy (the "Appointee"). Such right may be exercised by inserting in the blank space provided for that purpose the name of the Appointee or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to WonderFi's transfer agent and registrar, Computershare, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the WonderFi Meeting or any adjournment thereof. As an additional step required once the WonderFi Shareholder has deposited their proxy, the Appointee will need to be registered with Computershare to receive a control number in order to participate at the WonderFi Meeting. To register the Appointee with Computershare, please go to http://www.computershare.com/WonderFi and follow the instructions.

Your vote is very important, regardless of the number of WonderFi Shares that you own. Whether or not you expect to virtually attend the WonderFi Meeting, we encourage you to carefully review the Information Circular and vote through a proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the WonderFi Meeting. If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your WonderFi Shares, as applicable, please consult your financial, legal, tax and other professional advisors.

DATED at Toronto, Ontario, as of May 12, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

"Dean Skurka"
Dean Skurka President and Interim Chief Executive Officer

(iii)

COINSQUARE LTD.

NOTICE OF SPECIAL MEETING OF COINSQUARE SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT, pursuant to the Coinsquare Interim Order (as defined below), a special meeting (the "Coinsquare Meeting") of the holders (the "Coinsquare Shareholders") of common shares ("Coinsquare Shares") of Coinsquare Ltd. ("Coinsquare") will be held at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on June 20, 2023 at 10:00 a.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1. to consider, pursuant to an interim order of the British Columbia Supreme Court dated May 10, 2023 (the "Coinsquare Interim Order"), and if deemed advisable, to pass, with or without variation, a special resolution (the "Coinsquare Arrangement Resolution"), the full text of which is set forth at Schedule B to the accompanying joint management information circular of WonderFi Technologies Inc. ("WonderFi"), Coinsquare and CoinSmart Financial Inc. ("CoinSmart") dated May 12, 2023 (the "Information Circular"), approving an arrangement (the "Coinsquare Arrangement") under Section 192 of the Canada Business Corporations Act ("CBCA"), the purpose of which is to effect the acquisition by WonderFi of all of the issued and outstanding Coinsquare Shares in exchange for common shares of WonderFi, which forms a part of a larger transaction whereby WonderFi will also acquire all of the issued and outstanding common shares in the capital of CoinSmart in accordance with the terms of a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) involving CoinSmart, WonderFi and the securityholders of CoinSmart (collectively with the Coinsquare Arrangement, the "Transaction"), all in accordance with the terms of a business combination agreement between WonderFi, Coinsquare, and CoinSmart dated as of April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Business Combination Agreement"), copies of each of which are available on WonderFi's profile at www.sedar.com, as more particularly described in the Information Circular; and

2. to transact such other business, including amendments to the foregoing, as may properly be brought before the Coinsquare Meeting or any adjournment or postponement thereof.

The Coinsquare Meeting will also be broadcast to Coinsquare Shareholders who are unable to attend in person via live webcast at meet.google.com/gbn-khoe-zpu. Only Coinsquare Shareholders who attend the Coinsquare Meeting in person or who have duly submitted proxies prior to 10:00 a.m. (Toronto time) on the date that is two business days (excluding Saturdays, Sundays and holidays) prior to the Coinsquare Meeting (or any adjournment or postponement thereof) will have their votes counted at the Coinsquare Meeting.

The board of directors of Coinsquare has unanimously determined that the Transaction is in the best interest of Coinsquare and the Transaction is fair to the Coinsquare Shareholders, and unanimously recommends that Coinsquare Shareholders vote in favour of the Coinsquare Arrangement Resolution. If the Coinsquare Arrangement Resolution is not approved by the Coinsquare Shareholders at the Coinsquare Meeting, the Transaction may not be completed on the terms expected or at all.

The Information Circular contains the full text of the Coinsquare Arrangement Resolution and provides additional information relating to the subject matter of the Coinsquare Meeting, including the Coinsquare Arrangement, and is deemed to form part of this notice of special meeting (this "Notice").

The board of directors of Coinsquare has not declared a record date for determining the Coinsquare Shareholders who are entitled to receive notice of and to vote at the Coinsquare Meeting. As such, and in accordance with the provisions of the Canada Business Corporations Act, any Coinsquare Shareholder of record as of the close of business on the day immediately preceding the date on which notice of the Coinsquare Meeting is given to Coinsquare Shareholders who are entitled to receive notice of the Coinsquare Meeting and to attend and vote at the Coinsquare Meeting.

Registered Coinsquare Shareholders are entitled to attend and vote at the Coinsquare Meeting in person or may be represented by proxy. Those who are unable to attend the Coinsquare Meeting are encouraged to read, complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular. Voting by proxy will not prevent you from voting at the Coinsquare Meeting if you revoke your proxy and attend in person, but will ensure that your vote will be counted if you are unable to attend. To be effective, the applicable form of proxy must be received by Odyssey Trust Company ("Odyssey"), Attention: Proxy Department, by mail: 702, 67 Yonge Street, Toronto ON M5E 1J8, or online at https://login.odysseytrust.com/pxlogin (using the 12-digit control number on the enclosed form of proxy) by no later than 10:00 a.m. (Toronto time) on the date that is two business days (excluding Saturdays, Sundays and holidays) prior to the Coinsquare Meeting (or any adjournment or postponement thereof) at which the proxy is to be used. In this case, assuming no adjournment of the Coinsquare Meeting, the proxy cut-off time is 10:00 a.m. (Toronto time) on June 16, 2023. Notwithstanding the foregoing, the time limit for the deposit of proxies may be waived or extended by the Chair of the Coinsquare Meeting at his or her discretion without notice.

(i)

If you are a beneficial Coinsquare Shareholder and have received these materials through your broker or other intermediary (but not from Odyssey), please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Coinsquare Shareholders who are planning to return the form of proxy or a voting instruction form are encouraged to review the Information Circular carefully before depositing the form of proxy or voting instruction form.

Registered Coinsquare Shareholders who are entitled to vote at the Coinsquare Meeting (being, those registered holders of Coinsquare Shares as at the close of business on the day immediately preceding the date on which notice of the Coinsquare Meeting is given to Coinsquare Shareholders) have the right to dissent with respect to the Coinsquare Arrangement Resolution and, if the Transaction becomes effective, to be paid the fair value of their Coinsquare Shares in respect of which they have exercised dissent rights, subject to strict compliance with Section 190 of the CBCA, as modified by the provisions of the Coinsquare Interim Order, the final order in respect of the Coinsquare Arrangement, and the Coinsquare Plan of Arrangement. The right to dissent is described in the section in the Information Circular entitled "Dissent Rights" and the text of the Coinsquare Interim Order is set forth in Schedule H to the Information Circular. Failure to comply strictly with the requirements set forth in Section 190 of the CBCA, as so modified, may result in the loss of any right to dissent.

Your vote is very important, regardless of the number of Coinsquare Shares that you own. Whether or not you expect to virtually attend the Coinsquare Meeting, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Coinsquare Meeting. If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Coinsquare Shares, as applicable, please consult your financial, legal, tax and other professional advisors.

DATED at Toronto, Ontario, as of May 12, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

"Martin Piszel"
Martin Piszel Chief Executive Officer & Director

(ii)

COINSMART FINANCIAL INC.

NOTICE OF SPECIAL MEETING OF COINSMART SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT, pursuant to the Interim Order (as defined below), a special meeting (the "CoinSmart Meeting") of the holders (the "CoinSmart Shareholders") of common shares ("CoinSmart Shares") of CoinSmart Financial Inc. ("CoinSmart") will be held virtually via live audio webcast accessible at https://virtual-meetings.tsxtrust.com/en/1506/ (password (case sensitive): coinsmart2023) on June 20, 2023 at 1:00 p.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1. to consider, pursuant to an interim order of the British Columbia Supreme Court dated May 10, 2023 (the "CoinSmart Interim Order"), and if deemed advisable, to pass, with or without variation, a special resolution (the "CoinSmart Arrangement Resolution"), the full text of which is set forth at Schedule C to the accompanying joint management information circular of WonderFi Technologies Inc. ("WonderFi"), Coinsquare Ltd. ("Coinsquare") and CoinSmart dated May 12, 2023 (the "Information Circular"), approving an arrangement (the "CoinSmart Arrangement") under Section 288 of the Business Corporations Act (British Columbia) ("BCBCA"), the purpose of which is to effect the acquisition by WonderFi of all of the issued and outstanding CoinSmart Shares in exchange for common shares and earnout rights of WonderFi, which forms a part of a larger transaction whereby WonderFi will also acquire all of the issued and outstanding common shares in the capital of Coinsquare in accordance with the terms of a plan of arrangement under Section 192 of the Canada Business Corporations Act involving Coinsquare, WonderFi and the securityholders of Coinsquare (collectively with the CoinSmart Arrangement, the "Transaction"), in accordance with the terms of a business combination agreement between WonderFi, Coinsquare, and CoinSmart dated as of April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Business Combination Agreement"), copies of each of which are available on CoinSmart's profile at www.sedar.com, as more particularly described in the Information Circular; and

2. to transact such other business, including amendments to the foregoing, as may properly be brought before the CoinSmart Meeting or any adjournment or postponement thereof.

The board of directors of CoinSmart has unanimously determined that the Transaction is in the best interest of CoinSmart and the consideration to be received by CoinSmart Shareholders pursuant to the Transaction is fair to CoinSmart Shareholders, and unanimously recommends that CoinSmart Shareholders vote in favour of the CoinSmart Arrangement Resolution. If the CoinSmart Arrangement Resolution is not approved by the CoinSmart Shareholders at the CoinSmart Meeting, the Transaction may not be completed on the terms expected or at all.

The Information Circular contains the full text of the CoinSmart Arrangement Resolution and provides additional information relating to the subject matter of the CoinSmart Meeting, including the CoinSmart Arrangement, and is deemed to form part of this notice of special meeting (this "Notice").

CoinSmart is using notice-and-access to provide shareholders with electronic access to this Notice, the Information Circular, and the CoinSmart Letter of Transmittal (collectively, the "CoinSmart Meeting Materials"), instead of mailing paper copies. The CoinSmart Meeting Materials are available on the website of CoinSmart's transfer agent, TSX Trust Company ("TSX Trust"), at: https://docs.tsxtrust.com/2368 and under CoinSmart's profile on www.sedar.com. The use of the notice-and-access provisions reduces costs to CoinSmart.

To request a paper copy of the CoinSmart Meeting Materials by mail or to receive additional information about notice-and-access, please call CoinSmart's transfer agent, TSX Trust, toll free at 1-866-600-5869. There is no cost to CoinSmart Shareholders for requesting a paper copy of the CoinSmart Meeting Materials. Any CoinSmart Shareholder wishing to request a paper copy of the CoinSmart Meeting Materials should do so by 5:00 p.m. (Toronto time) on June 9, 2023, in order to receive and review the CoinSmart Meeting Materials and submit their vote by 1:00 p.m. (Toronto Time) on June 16, 2023, as set out in the proxy form accompanying this Notice. Please retain the proxy form accompanying this Notice as another will not be sent.

(i)

The board of directors of CoinSmart has fixed the close of business on May 11, 2023 (the "CoinSmart Record Date") as the record date for determining the CoinSmart Shareholders who are entitled to receive notice of and to vote at the CoinSmart Meeting. Only registered CoinSmart Shareholders of record as of the CoinSmart Record Date are entitled to receive notice of the CoinSmart Meeting and to attend and vote at the CoinSmart Meeting virtually.

The CoinSmart Meeting will be held virtually and CoinSmart Shareholders who choose to attend the CoinSmart Meeting will do so by accessing a live audio webcast of the CoinSmart Meeting via the internet. CoinSmart Shareholders and duly appointed proxyholders can access the CoinSmart Meeting by visiting https://virtual-meetings.tsxtrust.com/en/1506/. The password for the CoinSmart Meeting is "coinsmart2023" (case sensitive). At this website, CoinSmart Shareholders will be able to listen to the CoinSmart Meeting live, submit questions and submit their vote while the CoinSmart Meeting is being held. We believe hosting the CoinSmart Meeting virtually will enable increased CoinSmart Shareholder attendance from different geographic locations and will encourage more active CoinSmart Shareholder engagement and participation at the CoinSmart Meeting.

Registered CoinSmart Shareholders are entitled to attend and vote at the CoinSmart Meeting virtually or by proxy. Those who are unable to attend the CoinSmart Meeting are encouraged to read, complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular. If you are a registered CoinSmart Shareholder, please advise TSX Trust of any change in your mailing address prior to 5:00 p.m. (Toronto time) on June 9, 2023.

Voting by proxy will not prevent you from voting at the CoinSmart Meeting if you revoke your proxy and attend virtually, but will ensure that your vote will be counted if you are unable to attend. In all cases, you must ensure that the proxy is received by 1:00 p.m. (Toronto time) on the date that is two business days (excluding Saturdays, Sundays and holidays) prior to the CoinSmart Meeting (or any adjournment or postponement of the CoinSmart Meeting) at which the proxy is to be used. In this case, assuming no adjournment of the CoinSmart Meeting, the proxy cut-off time is 1:00 p.m. (Toronto time) on June 16, 2023. The time limit for the deposit of proxies may be waived or extended by the Chair of the CoinSmart Meeting at his or her discretion without notice.

If you are a beneficial CoinSmart Shareholder and have received these materials through your broker or other intermediary (but not from TSX Trust), please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

CoinSmart Shareholders who are planning to return the form of proxy or a voting instruction form are encouraged to review the Information Circular carefully before depositing the form of proxy or voting instruction form.

Registered CoinSmart Shareholders who are entitled to vote at the CoinSmart Meeting (being, those registered holders of CoinSmart Shares as at the Record Date) have the right to dissent with respect to the CoinSmart Arrangement Resolution and, if the Transaction becomes effective, to be paid the fair value of their CoinSmart Shares in respect of which they have exercised dissent rights, subject to strict compliance with Division 2 of Part 8 of the BCBCA, as modified by the provisions of the CoinSmart Interim Order, the final order in respect of the CoinSmart Arrangement, and the CoinSmart Plan of Arrangement. The right to dissent is described in the section in the Information Circular entitled "Dissent Rights" and the text of the CoinSmart Interim Order is set forth in Schedule I to the Information Circular. Failure to comply strictly with the requirements set forth in Division 2 of Part 8 of the BCBCA, as so modified, may result in the loss of any right to dissent.

Your vote is very important, regardless of the number of CoinSmart Shares that you own. Whether or not you expect to virtually attend the CoinSmart Meeting, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the CoinSmart Meeting. If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your CoinSmart Shares, as applicable, please consult your financial, legal, tax and other professional advisors.

(ii)

DATED at Toronto, Ontario, as of May 12, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

"Justin Hartzman"
Justin Hartzman Chief Executive Officer & Director

(iii)

(i)

(ii)

(iii)

Schedules:

Schedule A	WonderFi Transaction Resolution
Schedule B	Coinsquare Arrangement Resolution
Schedule C	CoinSmart Arrangement Resolution
Schedule D	Coinsquare Plan of Arrangement
Schedule E	CoinSmart Plan of Arrangement
Schedule F	WonderFi Fairness Opinion
Schedule G	CoinSmart Fairness Opinion
Schedule H	Coinsquare Interim Order
Schedule I	CoinSmart Interim Order
Schedule J	Coinsquare Petition
Schedule K	CoinSmart Petition
Schedule L	Dissent Provisions
Schedule M	Information Concerning WonderFi
Schedule N	Information Concerning Coinsquare
Schedule O	Information Concerning CoinSmart
Schedule P	Information Concerning the Combined Company
Schedule Q	WonderFi AGM Schedule
Schedule R	WonderFi Option Resolution
Schedule S	WonderFi Consultant Resolution
Schedule T	WonderFi Steering Committee Compensation Resolution
Schedule U	WonderFi Voting Agreement Resolution

(iv)

GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

"Acquisition" means any acquisition or other strategic transaction proposed to be entered into by a Party where the consideration issued for such transaction is limited to: (a) cash; (b) common shares of such Party; (c) convertible securities of such Party issued in replacement of outstanding convertible securities of the counterparty to the transaction on economically equivalent terms; or (d) any combination of the foregoing; provided that the acquiring or transacting Party may also grant earn-out rights based on the future achievement of agreed financial milestones.

"Acquisition Proposal" means, (i) with respect to WonderFi, a WonderFi Acquisition Proposal, (ii) with respect to Coinsquare, a Coinsquare Acquisition Proposal, and (iii) with respect to CoinSmart, a CoinSmart Acquisition Proposal.

"Action" means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, notice of assessment, notice or reassessment or investigation of any nature, civil, criminal, administrative, investigative, regulatory or otherwise, whether at law or in equity.

"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the Transaction, such advance ruling certificate not having been modified or withdrawn prior to the Effective Time.

"Affiliate" or "affiliate" when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person (or that other Person and any Person or Persons with whom that other Person is acting jointly or in concert), whether directly or indirectly. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of that Person directly or indirectly, whether through ownership of securities, by trust, by contract or otherwise; and the term "controlled" has a corresponding meaning; provided that, in any event, any Person that owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control that Person.

"allowable capital loss" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada".

"Applicable Laws" means, in respect of a Person, means any statute, law, ordinance, regulation, rule, instrument, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority that is applicable to such Person or its property or assets.

"ARPU" means average revenue per user.

"Articles" means the original or restated articles of incorporation, articles of amendment, articles of continuance, articles of amalgamation, articles of arrangement, articles of reorganization, articles of dissolution, articles of revival, articles of constitution, letters patent, supplemental letters patent, a special act, memorandum and articles of association or any other instrument by which a corporation is incorporated.

"Assets" means all the assets, real and personal, tangible and intangible of a Person.

"Authorization" means any order, permit, approval, consent, waiver, license, certificates, registrations or similar authorizations of any Governmental Authority having jurisdiction.

"BCBCA" means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder, as amended from time to time.

"Beneficial Holders" means WonderFi Shareholders, Coinsquare Shareholders and CoinSmart Shareholders who do not hold their WonderFi Shares, Coinsquare Shares or CoinSmart Shares, respectively, in their own name.

"Benefit Plan" means, with respect to a Party to the Business Combination Agreement, all employee benefit plans, agreements, programs, policies, practices, material undertakings and arrangements (whether oral or written, formal or informal, funded or unfunded) maintained for, available to or otherwise relating to any employees, directors or officers or former employees, directors or officers of the applicable Party, or any spouses, dependents or survivors of any employee or former employee of such Party, or in respect of which such Party is a party to or bound by or is obligated to contribute or in any way liable (whether direct or indirect), whether or not insured and whether or not subject to any Applicable Laws, including bonus, deferred compensation, incentive compensation, share purchase, share appreciation, share option, severance and termination pay, hospitalization, health and other medical benefits including medical or dental treatment or expenses, life and other insurance including accident insurance, vision, legal, long-term and short-term disability, salary continuation, vacation, supplemental unemployment benefits, education assistance, equity or equity-based compensation, change of control benefits, profit-sharing, mortgage assistance, employee loan, employee assistance and pension, savings, retirement and supplemental retirement plans (including any defined benefit or defined contribution Pension Plan and any group registered retirement savings plan), and supplemental pension plans and any equity compensation plans, except that the term "Benefit Plans" shall not include any statutory plans with which a Party is required to contribute or comply, including the Canada Pension Plan, Québec Pension Plan and plans administered under applicable provincial health tax, workers' compensation, workplace health and safety and employment insurance legislation.

"Broadridge" means Broadridge Financial Solutions, Inc.

"Business" means, in respect of: (a) WonderFi, the business of owning and operating the WonderFi App, Bitbuy, Coinberry, WonderFi Interactive, Blockchain Foundry, BetLegend and such further additions to the business of WonderFi as permitted pursuant to the Business Combination Agreement; (b) Coinsquare, the business of Crypto Asset trading, owning and operating the Coinsquare App, CCML, the Coinsquare ATS, maintaining an investment portfolio and such further additions to the business of Coinsquare as permitted pursuant to the Business Combination Agreement; and (c) CoinSmart, the business of Crypto Asset trading, owning, operating and maintaining the CoinSmart Platform and owning, operating and maintaining a Crypto Asset payments and invoicing platform (including, for greater certainty, the SmartPay business) and such further additions to the business of CoinSmart as permitted pursuant to the Business Combination Agreement, and all related activities as conducted or proposed to be conducted by WonderFi, Coinsquare, or CoinSmart, as applicable, as at the Effective Date.

"Business Combination Agreement" means the Business Combination Agreement dated April 2, 2023 by and among WonderFi, Coinsquare, and CoinSmart, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

"Business Day" means any day except Saturday, Sunday or any other day on which banks located in Toronto, Ontario or Vancouver, British Columbia, are authorized or required by Applicable Laws to be closed for business.

"CBCA" means the Canada Business Corporations Act, including the regulations promulgated thereunder, as amended from time to time.

"CBCA Director" means the Director appointed under Section 260 of the CBCA.

"CCML" means Coinsquare Capital Markets Ltd.

"CCML CSA Orders" means, collectively, the (a) the order of the CSA dated October 12, 2022, granting prospectus relief, derivatives trade reporting relief and marketplace relief, (b) the order of the Autorité des marchés financiers dated October 12, 2022, granting marketplace relief in the Province of Québec, (c) the order of the Autorité des marchés financiers dated October 12, 2022, granting settlement system relief in the Province of Québec, (d) the order of the British Columbia Securities Commission, the Financial and Consumer Affairs Authority of Saskatchewan, the Financial and Consumer Services Commission (New Brunswick) and the Nova Scotia Securities Commission dated October 12, 2022 granting exchange recognition relief, (e) the order of the British Columbia Securities Commission dated October 12, 2022 granting clearing agency recognition relief, and (f) the order of the Ontario Securities Commission dated October 19, 2022 requiring CCML to follow the Process for the Review and Approval of the Information Contained in Form 21-101F2 (the ATS protocol).

"CDS" means CDS Clearing and Depository Services Inc.

"CFPOA" means the Corruption of Foreign Public Officials Act (Canada).

"Change in Recommendation" means, (i) with respect to WonderFi, a WonderFi Change in Recommendation, (ii) with respect to Coinsquare, a Coinsquare Change in Recommendation, and (iii) with respect to CoinSmart, a CoinSmart Change in Recommendation.

"Claims" means, collectively, any and all claims, actions, manners of action, causes of action, suits, proceedings, losses, sums of money, obligations, costs, expenses, complaints, indemnities, executions, judgments, duties, debts, accounts, contracts and covenants (whether express or implied), demands, damages or liabilities whatsoever, whether in law or in equity, in contract or in tort, whether absolute or contingent, now known or unknown, foreseen or unforeseen, suspected or unsuspected, claimed, disclosed or otherwise.

"Closing" means the closing of the Transaction contemplated by the Business Combination Agreement.

"CoinSmart" means CoinSmart Financial Inc., a corporation existing under the laws of the Province of British Columbia.

"CoinSmart Acquisition Proposal" means, other than the transactions contemplated by the Business Combination Agreement and excluding any transaction involving only CoinSmart and its Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group of Persons (other than WonderFi and Coinsquare, or any Affiliates thereof, acting jointly, or any Representative acting on behalf of WonderFi or Coinsquare, or any Affiliates thereof acting jointly), whether or not in writing and whether or not delivered to the CoinSmart Shareholders, relating to: (a) any direct or indirect acquisition or purchase (or any lease, license, agreement, joint venture or other arrangement having the same economic effect as an acquisition or purchase), through one or more transactions, of (i) the Assets of CoinSmart and or one or more of its Subsidiaries (including shares of Subsidiaries of CoinSmart)  that, individually or in the aggregate, constitute 20% or more of the consolidated Assets or which contribute 20% or more of the consolidated revenue, as applicable, of CoinSmart and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent consolidated financial statements of CoinSmart included in the CoinSmart Public Documents), or (ii) 20% or more of any class of voting or equity securities of CoinSmart or its Subsidiaries (and/or securities convertible into or exchangeable or exercisable for voting or equity securities); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of CoinSmart or its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, joint venture, liquidation, dissolution, or winding up, or other similar transaction, in a single transaction or a series of related transactions involving CoinSmart and/or one or more of its Subsidiaries; or (d) any other similar transaction involving CoinSmart or any of its Subsidiaries, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Business Combination Agreement or which would reasonably be expected to materially reduce the benefits to WonderFi and Coinsquare of the Transaction.

"CoinSmart AIF" has the meaning set forth in "Information Concerning CoinSmart - Documents Incorporated by Reference" in Schedule O to this Information Circular.

"CoinSmart Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the CoinSmart Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 10.04 of the Business Combination Agreement or the CoinSmart Plan of Arrangement or at the direction of the Court in the Final Order for CoinSmart with the prior written consent of Coinsquare and WonderFi, each acting reasonably.

"CoinSmart Arrangement Resolution" means the special resolution of the CoinSmart Shareholders approving the CoinSmart Arrangement to be considered at the CoinSmart Meeting, to be substantially in the form set out in Schedule C to this Information Circular.

"CoinSmart Balance Sheet" means the most recent balance sheet prepared in connection with the CoinSmart Financial Statements.

"CoinSmart Board" means the board of directors of CoinSmart, as constituted from time to time.

"CoinSmart Board Recommendation" means a statement that the CoinSmart Board has received the CoinSmart Fairness Opinion and has, after receiving advice from its financial advisors and outside legal counsel: (A) determined that the consideration to be received by the CoinSmart Shareholders pursuant to the Transaction is fair to the CoinSmart Shareholders and the Transaction is in the best interests of CoinSmart, and (B) recommends that the CoinSmart Shareholders vote in favour of the CoinSmart Arrangement Resolution.

"CoinSmart Change in Recommendation" means, except as otherwise expressly provided in Section 8.10 of the Business Combination Agreement, the breach by CoinSmart of its obligation to not, and to cause its Subsidiaries and their respective Representatives to not, do any of the following: (i) fail to make, or withhold, withdraw, amend, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the CoinSmart Board Recommendation, or (ii) make, or permit any Representative of CoinSmart or any of its Subsidiaries to make, any public statement in connection with the CoinSmart Meeting by or on behalf of the CoinSmart Board that would reasonably be expected to have the same effect, or (iii) or fail to publicly reaffirm (without qualification) the CoinSmart Board Recommendation, or its recommendation of the Transaction within three Business Days (and in any case prior to the CoinSmart Meeting) after having been requested in writing by WonderFi or Coinsquare to do so (acting reasonably), or (iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any CoinSmart Acquisition Proposal.

"CoinSmart Change of Control Provisions" has the meaning set forth in "Securities Law Matters - MI 61-101".

"CoinSmart Demand for Payment" has the meaning set forth in "Dissent Rights - CoinSmart".

"CoinSmart Disclosure Letter" means the disclosure letter delivered by CoinSmart to WonderFi and Coinsquare concurrently with the execution and delivery of the Business Combination Agreement.

"CoinSmart Dissent Rights" means the dissent rights provided to the CoinSmart Shareholders pursuant to Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the CoinSmart Plan of Arrangement, and the Interim Order and the Final Order for CoinSmart, as more particularly described under the heading "Dissent Rights - CoinSmart".

"CoinSmart Dissent Shares" means the CoinSmart Shares in respect of which a CoinSmart Dissenting Shareholder has duly and validly exercised CoinSmart Dissent Rights.

"CoinSmart Dissenting Shareholder" has the meaning given to "Dissenting Shareholder" in the CoinSmart Plan of Arrangement.

"CoinSmart Elected Amount" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - Coinsquare Shareholders Resident in Canada".

"CoinSmart Fairness Opinion" means the opinion of Eight Capital to the effect that, as of the date of such opinion, the consideration to be received by the CoinSmart Shareholders pursuant to the Transaction is fair, from a financial point of view, to CoinSmart Shareholders.

"CoinSmart Final Order" means the Final Order in respect of the CoinSmart Arrangement.

"CoinSmart Financial Statements" means the audited consolidated financial statements of CoinSmart for the years ended December 31, 2022 and 2021, including any notes or schedules thereto and the auditor's report thereon.

"CoinSmart Group Investors" means, collectively, Justin Hartzman, Jeremy Koven, and Michael Koral.

"CoinSmart Group Investors' Nominee" means the Nominee to the WonderFi Board appointed under the CoinSmart Investor Rights Agreement from time to time.

"CoinSmart Incentive Plan" means the omnibus long term incentive plan of CoinSmart, effective as of November 2, 2021.

"CoinSmart Interim Order" means the Interim Order in respect of the CoinSmart Arrangement.

"CoinSmart Investor Rights Agreement" means the investor rights agreement dated April 2, 2023 entered into between each of the CoinSmart Group Investors and WonderFi.

"CoinSmart Letter of Transmittal" means the letter of transmittal enclosed with this Information Circular to be used by registered CoinSmart Shareholders to surrender their original certificate(s) or DRS Statement representing CoinSmart Shares to the Depositary in order to receive a certificate or DRS Statement for WonderFi Shares to be issued to them pursuant to the CoinSmart Arrangement.

"CoinSmart Material Subsidiaries" means (i) Simply Digital Technologies Inc., (ii) SDT USA Inc., (iii) S.D.T. OÜ (Estonia) and (iv) S.D.T. UAB (Lithuania).

"CoinSmart MD&A" has the meaning set forth in "Information Concerning CoinSmart - Documents Incorporated by Reference" in Schedule O to this Information Circular.

"CoinSmart Meeting" means the special meeting of the CoinSmart Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Business Combination Agreement, to be called and held in accordance with the Business Combination Agreement and the Interim Order for CoinSmart to consider the CoinSmart Arrangement Resolution.

"CoinSmart Meeting Materials" has the meaning set forth in "Information Concerning the CoinSmart Meeting - Notice-and-Access".

"CoinSmart Notice" means the notice of special meeting of CoinSmart Shareholders dated May 12, 2023, accompanying this Information Circular.

"CoinSmart Notice of Dissent" has the meaning set forth in "Dissent Rights".

"CoinSmart Options" means the outstanding options to purchase CoinSmart Shares granted under the CoinSmart Incentive Plan or otherwise.

"CoinSmart Petition" means the petition for the CoinSmart Final Order attached as Schedule K to this Information Circular.

"CoinSmart Plan of Arrangement" means the plan of arrangement, substantially in the form attached as Schedule E of this Information Circular, and any amendments or variations thereto made in accordance with the Business Combination Agreement or the CoinSmart Plan of Arrangement or at the direction of the Court.

"CoinSmart Platform" means the proprietary platform of CoinSmart and its Subsidiaries that permits clients of CoinSmart or its Subsidiaries to enter into contracts with CoinSmart or its Subsidiaries to purchase, sell and hold Crypto Assets.

"CoinSmart Projections" has the meaning set forth in "Risk Factors - Risk Factors Relating to the Transaction".

"CoinSmart Proxy Submission Deadline" means 1:00 p.m. (Toronto time) on June 16, 2023, or 48 hours prior (excluding Saturdays, Sundays and holidays) to the CoinSmart Meeting if adjourned or postponed.

"CoinSmart Public Documents" means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) filed by CoinSmart pursuant to the applicable Securities Laws since December 31, 2021 which are publicly available under CoinSmart's profile on SEDAR at www.sedar.com.

"CoinSmart Record Date" means May 11, 2023.

"CoinSmart RSU" means the outstanding restricted share units of CoinSmart granted under and/or governed by the CoinSmart Incentive Plan.

"CoinSmart Section 85 Election" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - CoinSmart Shareholders Resident in Canada".

"CoinSmart Securities" means, collectively, CoinSmart Shares, CoinSmart Options, CoinSmart RSUs and CoinSmart Warrants.

"CoinSmart Securityholders" means the holders of CoinSmart Shares, CoinSmart Options and CoinSmart Warrants.

"CoinSmart Shareholder Approval" means the approval of the CoinSmart Arrangement Resolution by the affirmative vote of: (i) 66⅔% of the votes cast on the CoinSmart Arrangement Resolution by the CoinSmart Shareholders present in person (which may include virtual appearance if permitted by Applicable Laws) or by proxy at the CoinSmart Meeting; and (ii) a majority of the votes cast by the CoinSmart Shareholders present in person (which may include virtual appearance if permitted by Applicable Laws) or by proxy at the CoinSmart Meeting excluding for this purpose votes attached to the CoinSmart Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (i.e. related parties who will receive a "collateral benefit" (as defined under MI 61-101) in connection with the Transaction).

"CoinSmart Shareholders" means the registered and/or beneficial owners of the CoinSmart Shares, as the context requires.

"CoinSmart Shares" means the common shares in the capital of CoinSmart.

"CoinSmart Superior Proposal" means an unsolicited bona fide written CoinSmart Acquisition Proposal from a Person or Persons who is or are, as at the date of the Business Combination Agreement, a party that deals at arm's length with CoinSmart and its Subsidiaries, that is not obtained in violation of the Business Combination Agreement or any agreement between the Person making such CoinSmart Superior Proposal and CoinSmart and its Subsidiaries or their Affiliates, made after the date of the Business Combination Agreement that: (a) did not result from a breach of Section 8.10 of the Business Combination Agreement; (b) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the CoinSmart Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel), that such financing is available; (c) is not subject to a due diligence and/or access condition; (d)  is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such CoinSmart Acquisition Proposal and the Person or group of Persons making such CoinSmart Acquisition Proposal; and (e) the CoinSmart Board has determined, acting in good faith, after receipt of advice from its outside financial advisors and outside legal counsel, and after taking into account all the terms and conditions of such CoinSmart Acquisition Proposal and all factors and matters considered appropriate, including whether such CoinSmart Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the CoinSmart Shareholders, than the Transaction (including any adjustment to the terms and conditions of the Transaction proposed by Coinsquare and WonderFi pursuant to Section 8.10(g) of the Business Combination Agreement).

"CoinSmart Systems" means the computers, computer systems, servers, hardware, Software, networks, workstations, routers, hubs, switches, data communication equipment and lines, and all other information technology equipment and related items of automated, computerized or Software systems, and all documentation related to the foregoing, owned by, or licensed or leased to, or used by, CoinSmart and the CoinSmart Material Subsidiaries.

"CoinSmart Voting and Support Agreements" has the meaning set forth in "Information Concerning the CoinSmart Meeting - CoinSmart Support Agreements".

"CoinSmart VSA Holder Securities" means, in respect of a CoinSmart VSA Supporting Shareholder, the CoinSmart VSA Holder Shares, together with any other securities of CoinSmart directly or indirectly acquired by or issued to such CoinSmart VSA Supporting Shareholder during the term of its respective CoinSmart Voting and Support Agreement.

"CoinSmart VSA Holder Shares" means, in respect of a CoinSmart VSA Supporting Shareholder, the specific number of common shares in the capital of CoinSmart held by such CoinSmart VSA Supporting Shareholders as provided for in its CoinSmart Voting and Support Agreement.

"CoinSmart VSA Supporting Shareholders" means Justin Hartzman, Jeremy Koven, Michael Koral, Pierre Soulard, Gordon Brocklehurst, G. Scott Paterson, Alexa Abiscott and Jeffrey Haas, each of which is a registered or beneficial owner of, or a Person who exercises control or direction over, a certain number of CoinSmart Shares, as provided for in the CoinSmart Voting and Support Agreements.

"CoinSmart Warrants" means the outstanding warrants exercisable to purchase CoinSmart Shares.

"Coinsquare" Coinsquare Ltd., a corporation existing under the federal laws of Canada.

"Coinsquare Acquisition Proposal" means, other than the transactions contemplated by the Business Combination Agreement and excluding any transaction involving only Coinsquare and its Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group of Persons (other than WonderFi and CoinSmart, or any Affiliates thereof, acting jointly, or any Representative acting on behalf of WonderFi or CoinSmart, or any Affiliates thereof acting jointly), whether or not in writing and whether or not delivered to Coinsquare Shareholders, relating to: (a) any direct or indirect acquisition or purchase (or any lease, license, agreement, joint venture or other arrangement having the same economic effect as an acquisition or purchase), through one or more transactions, of (i) the Assets of Coinsquare and or one or more of its Subsidiaries (including shares of Subsidiaries of Coinsquare)  that, individually or in the aggregate, constitute 20% or more of the consolidated Assets or which contribute 20% or more of the consolidated revenue, as applicable, of Coinsquare and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent consolidated financial statements of Coinsquare), or (ii) 20% or more of any class of voting or equity securities of Coinsquare or its Subsidiaries (and/or securities convertible into or exchangeable or exercisable for voting or equity securities); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of Coinsquare or its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, joint venture, liquidation, dissolution, or winding up, or other similar transaction, in a single transaction or a series of related transactions involving Coinsquare and/or one or more of its Subsidiaries; or (d) any other similar transaction involving Coinsquare or any of its Subsidiaries, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Business Combination Agreement or which would reasonably be expected to materially reduce the benefits to WonderFi and CoinSmart of the Transaction.

"Coinsquare Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Coinsquare Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 10.04 of the Business Combination Agreement or the Coinsquare Plan of Arrangement or at the direction of the Court in the Final Order for Coinsquare with the prior written consent of WonderFi and CoinSmart, each acting reasonably.

"Coinsquare Arrangement Resolution" means the special resolution of the Coinsquare Shareholders approving the Coinsquare Arrangement to be considered at the Coinsquare Meeting, to be substantially in the form set out in Schedule B to this Information Circular.

"Coinsquare Balance Sheet" means the most recent balance sheet prepared in connection with the Coinsquare Financial Statements.

"Coinsquare Board" means the board of directors of Coinsquare, as constituted from time to time.

"Coinsquare Board Recommendation" means a statement that the Coinsquare Board has received the Coinsquare Fairness Opinion and has, after receiving advice from its financial advisors and outside legal counsel: (A) determined that the consideration to be received by the Coinsquare Shareholders pursuant to the Coinsquare Arrangement is fair to the Coinsquare Shareholders and the Coinsquare Arrangement is in the best interests of Coinsquare, and (B) recommends that the Coinsquare Shareholders vote in favour of the Coinsquare Arrangement Resolution. .

"Coinsquare Change in Recommendation" means, except as otherwise expressly provided in Section 8.10 of the Business Combination Agreement, the breach by Coinsquare of its obligation to not, and to cause its Subsidiaries and their respective Representatives to not, do any of the following: (i) fail to make, or withhold, withdraw, amend, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the Coinsquare Board Recommendation, or (ii) make, or permit any Representative of Coinsquare or any of its Subsidiaries to make, any public statement in connection with the Coinsquare Meeting by or on behalf of the Coinsquare Board that would reasonably be expected to have the same effect, or (iii) or fail to publicly reaffirm (without qualification) the Coinsquare Board Recommendation, or its recommendation of the Transaction within three Business Days (and in any case prior to the Coinsquare Meeting) after having been requested in writing by WonderFi or CoinSmart to do so (acting reasonably), or (iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Coinsquare Acquisition Proposal.

"Coinsquare/CoinSmart SPA" means the share purchase agreement between Coinsquare and CoinSmart dated as of September 22, 2022.

"Coinsquare Demand for Payment" has the meaning set forth in "Dissent Rights - Coinsquare".

"Coinsquare Disclosure Letter" means the disclosure letter delivered by Coinsquare to WonderFi and CoinSmart concurrently with the execution and delivery of the Business Combination Agreement.

"Coinsquare Dissent Rights" means the dissent rights provided to the Coinsquare Shareholders pursuant to Part XV section 190 of the CBCA, as modified by Article 4 of the Coinsquare Plan of Arrangement, and the Interim Order and the Final Order for Coinsquare, as more particularly described under the heading "Dissent Rights - Coinsquare".

"Coinsquare Dissent Shares" means the Coinsquare Shares in respect of which a Coinsquare Dissenting Shareholder has duly and validly exercised Coinsquare Dissent Rights.

"Coinsquare Dissenting Shareholder" has the meaning given to "Dissenting Shareholder" in the Coinsquare Plan of Arrangement.

"Coinsquare Elected Amount" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - Coinsquare Shareholders - Coinsquare Shareholders Resident in Canada".

"Coinsquare Fairness Opinion" means the opinion of Origin to the effect that, as of the date of such opinion, the consideration to be paid to the Coinsquare Shareholders in connection with the Transaction is fair, from a financial point of view, to the Coinsquare Shareholders.

"Coinsquare Final Order" means the Final Order in respect of the Coinsquare Arrangement.

"Coinsquare Financial Statements" means (i) the audited consolidated financial statements of Coinsquare for the years ended December 31, 2022 and 2021, including any notes or schedules thereto and the auditor's report thereon (the "Coinsquare 2022 Financial Statements"), and (ii) the audited consolidated financial statements of Coinsquare for the years ended December 31, 2021 and 2020, including any notes or schedules thereto and the auditor's report thereon, copies of which are attached as Appendix A to Schedule N to this Information Circular.

"Coinsquare Interim Order" means the Interim Order in respect of the Coinsquare Arrangement.

"Coinsquare Letter of Transmittal" means the letter of transmittal enclosed with this Information Circular to be used by registered Coinsquare Shareholders to surrender their original certificate(s) or DRS Statement representing Coinsquare Shares to the Depositary in order to receive a certificate or DRS Statement for WonderFi Shares to be issued to them pursuant to the Coinsquare Arrangement.

"Coinsquare Material Subsidiaries" means Coinsquare Canada Ltd., CCML, Coinsquare Investments Ltd. and Coin Capital Investment Management Inc.

"Coinsquare MD&A" means management's discussion and analysis of the financial condition and results of operations of Coinsquare for the years ended December 31, 2022, 2021 and 2020, a copy of which is attached as Appendix B to Schedule N to this Information Circular.

"Coinsquare Meeting" means the special meeting of the Coinsquare Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Business Combination Agreement, to be called and held in accordance with the Business Combination Agreement and the Interim Order for Coinsquare to consider the Coinsquare Arrangement Resolution.

"Coinsquare Meeting Materials" has the meaning set forth in "Information Concerning the Coinsquare Meeting - Distribution to Beneficial Holders".

"Coinsquare Notice" means the notice of special meeting of Coinsquare Shareholders dated May 12, 2023, accompanying this Information Circular.

"Coinsquare Notice of Dissent" has the meaning set forth in "Dissent Rights".

"Coinsquare Offer to Pay" means the written offer of Coinsquare to each Coinsquare Dissenting Shareholder who has sent a Coinsquare Demand for Payment to pay for his, her, their or its Coinsquare Shares in an amount considered by WonderFi to be the fair value of the Coinsquare Shares.

"Coinsquare Options" means the outstanding options to purchase Coinsquare Shares granted under the Coinsquare Stock Option Plan.

"Coinsquare Petition" means the petition for the Coinsquare Final Order attached as Schedule J to this Information Circular.

"Coinsquare Plan of Arrangement" means the plan of arrangement, substantially in the form attached as Schedule D of this Information Circular, and any amendments or variations thereto made in accordance with the Business Combination Agreement or the Coinsquare Plan of Arrangement or at the direction of the Court.

"Coinsquare Projections" has the meaning set forth in "Risk Factors - Risk Factors Relating to the Transaction".

"Coinsquare Proxy Submission Deadline" means 10:00 a.m. (Toronto time) on June 16, 2023, or 48 hours prior (excluding Saturdays, Sundays and holidays) to the Coinsquare Meeting if adjourned or postponed.

"Coinsquare Record Date" means the day immediately preceding the date on which notice of the Coinsquare Meeting is given to Coinsquare Shareholders.

"Coinsquare Section 85 Election" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - Coinsquare Shareholders - Coinsquare Shareholders Resident in Canada".

"Coinsquare Securities" means, collectively, Coinsquare Shares and Coinsquare Options.

"Coinsquare Securityholders" means the Coinsquare Shareholders and the holders of Coinsquare Options.

"Coinsquare Shareholder Approval" means the approval of the Coinsquare Arrangement Resolution by the affirmative vote of 66⅔% of the votes cast on the Coinsquare Arrangement Resolution by the Coinsquare Shareholders present in person (which may include virtual appearance if permitted by Applicable Laws) or by proxy at the Coinsquare Meeting.

"Coinsquare Shareholders" means the registered and/or beneficial owners of the Coinsquare Shares, as the context requires.

"Coinsquare Shares" means the common shares in the capital of Coinsquare.

"Coinsquare Stock Option Plan" means the fourth amended and restated share option plan of Coinsquare, effective April 12, 2022.

"Coinsquare Superior Proposal" means an unsolicited bona fide written Coinsquare Acquisition Proposal from a Person or Persons who is or are, as at the date of the Business Combination Agreement, a party that deals at arm's length with Coinsquare and its Subsidiaries, that is not obtained in violation of the Business Combination Agreement or any agreement between the Person making such Coinsquare Superior Proposal and Coinsquare and its Subsidiaries or their Affiliates, made after the date of the Business Combination Agreement that: (a) did not result from a breach of Section 8.08 of the Business Combination Agreement; (b) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Coinsquare Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel), that such financing is available; (c) is not subject to a due diligence and/or access condition; (d) is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Coinsquare Acquisition Proposal and the Person or group of Persons making such Coinsquare Acquisition Proposal; and (e) the Coinsquare Board has determined, acting in good faith, after receipt of advice from its outside financial advisors and outside legal counsel, and after taking into account all the terms and conditions of such Coinsquare Acquisition Proposal and all factors and matters considered appropriate, including whether such Coinsquare Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Coinsquare Shareholders, than the Transaction (including any adjustment to the terms and conditions of the Transaction proposed by CoinSmart and WonderFi pursuant to Section 8.08(g) of the Business Combination Agreement).

"Coinsquare USA" means the fifth amended and restated unanimous shareholder agreement of the Coinsquare dated June 29, 2022.

"Coinsquare Voting and Support Agreements" has the meaning set forth in "Information Concerning the Coinsquare Meeting - Coinsquare Support Agreements".

"Coinsquare VSA Holder Securities" means, in respect of a Coinsquare VSA Supporting Shareholder, the Coinsquare VSA Holder Shares, together with any other securities of Coinsquare directly or indirectly acquired by or issued to such Coinsquare VSA Supporting Shareholder during the term of its respective Coinsquare Voting and Support Agreement.

"Coinsquare VSA Holder Shares" means, in respect of a Coinsquare VSA Supporting Shareholder, the specific number of common shares in the capital of Coinsquare held by such Coinsquare VSA Supporting Shareholders as provided for in its Coinsquare Voting and Support Agreement.

"Coinsquare VSA Supporting Shareholders" means Mogo Financial Inc., Agidigit Ltd., Jason Theofilos, Martin Piszel, Wendy Rudd, Michael Wekerle, Kevin Dalton, Nicholas Thadaney, Katrina Prokopy, Danilo Giacovazzi and Eric Richmond, each of which is a registered or beneficial owner of, or a Person who exercises control or direction over, a certain number of Coinsquare Shares, as provided for in the Coinsquare Voting and Support Agreements.

"Combined Company" means WonderFi following completion of the Transaction.

"Commissioner" means the Commissioner of Competition appointed pursuant to the Competition Act or any Person duly authorized to exercise the powers of the Commissioner of Competition.

"Competition Act" means the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended, and the regulations promulgated thereunder.

"Competition Act Clearance" means that either: (i) the Commissioner shall have issued an Advance Ruling Certificate; or (ii) both of (A) the applicable waiting period under section 123 of the Competition Act shall have expired or been waived by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act; and (B) the Commissioner shall have issued a No Action Letter.

"Computershare" means Computershare Trust Company of Canada.

"Confidentiality Agreement" means the confidentiality agreement entered into among the Parties dated February 16, 2023.

"Consideration" means: (i) the consideration to be received by the Coinsquare Securityholders (other than Coinsquare Dissenting Shareholders) pursuant to the Coinsquare Plan of Arrangement; (ii) the consideration to be received by the CoinSmart Securityholders (other than CoinSmart Dissenting Shareholders) pursuant to the CoinSmart Plan of Arrangement; and (iii) all other consideration to be received by the other securityholders of Coinsquare and CoinSmart pursuant to the Business Combination Agreement.

"Consideration Shares" means the WonderFi Shares to be issued pursuant to the Coinsquare Arrangement and the CoinSmart Arrangement.

"Contracts" means all contracts, leases, deeds, mortgages, licences, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

"Controlling Individual" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on Transaction - New WonderFi Shareholders Resident in Canada".

"Court" means the Supreme Court of British Columbia.

"Crypto Assets" means bitcoin, ether, crypto currency and anything commonly considered a crypto asset, digital or virtual currency, or digital or virtual tokens, that are not themselves securities or derivatives.

"CRA" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations".

"CSA" means the Canadian Securities Administrators.

"CSA Approval" means non-objection of the CSA to the Transaction.

"De Minimis Exemption" has the meaning set forth in "Securities Law Matters - MI 61-101".

"Depositary" means Computershare Investor Services Inc., or such other trust company, bank or financial institution as may be agreed to in writing by the Parties from time to time for the purpose of, among other things, exchanging certificates representing Coinsquare Shares and CoinSmart Shares for certificates (or direct registration statements) representing Consideration Shares in connection with the Coinsquare Arrangement and CoinSmart Arrangement.

"Directors" means, with respect to WonderFi, Coinsquare or CoinSmart, as applicable, a member of the board of directors of WonderFi, Coinsquare or CoinSmart, respectively.

"Disclosure Letters" means, together, the Coinsquare Disclosure Letter, the CoinSmart Disclosure Letter, and the WonderFi Disclosure Letter.

"Disposal" means any disposal by any means, including dumping, incineration, spraying, pumping, injecting, depositing or burying.

"Dissent Rights" means, in respect of CoinSmart Shareholders, the CoinSmart Dissent Rights, and in respect of Coinsquare Shareholders, the Coinsquare Dissent Rights.

"Dissenting CoinSmart Shareholder" means a Registered CoinSmart Shareholder who has validly exercised its CoinSmart Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of CoinSmart Dissent Rights in respect of the CoinSmart Arrangement Resolution in strict compliance with the CoinSmart Dissent Rights and whose CoinSmart Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the CoinSmart Shares in respect of which CoinSmart Dissent Rights are validly exercised by such Registered CoinSmart Shareholder.

"Dissenting Coinsquare Shareholder" means a Registered Coinsquare Shareholder who has validly exercised its Coinsquare Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Coinsquare Dissent Rights in respect of the Coinsquare Arrangement Resolution in strict compliance with the Coinsquare Dissent Rights and whose Coinsquare Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Coinsquare Shares in respect of which Coinsquare Dissent Rights are validly exercised by such Registered Coinsquare Shareholder.

"Dissenting Non-Resident CoinSmart Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - CoinSmart Shareholders Not Resident in Canada".

"Dissenting Non-Resident Coinsquare Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - Coinsquare Shareholders - Coinsquare Shareholders Not Resident in Canada".

"Dissenting Resident CoinSmart Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - CoinSmart Shareholders Resident in Canada".

"Dissenting Resident Coinsquare Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - Coinsquare Shareholders - Coinsquare Shareholders Resident in Canada".

"Dollars" or "$" means the lawful currency of Canada.

"DRS Statement" means a Direct Registration System advice statement.

"Early Payment Amount" has the meaning set forth in "Earnout Rights Indenture - Early Retirement of Earnout Payments".

"Earnout" means the portion of the proceeds of disposition payable in consideration for the sale of the CoinSmart Shares to be sold by the CoinSmart Shareholders pursuant to the Business Combination Agreement and the CoinSmart Plan of Arrangement that is determined by reference to the Earnout Amount.

"Earnout Amount" means the SmartPay Revenue, which is an amount determined by reference to the underlying goodwill of CoinSmart represented by the future revenues generated by its underlying assets and which would not otherwise be paid as a dividend to the CoinSmart Shareholders (who become WonderFi Shareholders pursuant to the CoinSmart Plan of Arrangement) in the normal course.

"Earnout Payment" means a SmartPay Revenue Payment.

"Earnout Payment Period" means a period aggregating 36 months from the Effective Date and consisting of the following interim periods (each an "Interim Earnout Payment Period"): (i) the period from the Effective Date to and including December 31, 2023; (ii) the period from January 1, 2024 to and including June 30, 2024; (iii) the period from July 1, 2024 to and including December 31, 2024; (iv) the period from January 1, 2025 to and including June 30, 2025; (v) the period from July 1, 2025 to and including December 31, 2025; and (vi) the period from January 1, 2026 to and including the day which is 36 months from the Effective Date.

"Earnout Right" means an earnout right of WonderFi to be issued to the CoinSmart Shareholders in accordance with the terms and conditions of the Earnout Rights Indenture and the CoinSmart Plan of Arrangement and governed by the Earnout Rights Indenture, with each Earnout Right representing a proportionate interest in the entitlement of all holders of Earnout Rights to receive the Earnout (including any Earnout Payment, Sale Payment and/or Early Payment Amount) in accordance with the Earnout Rights Indenture.

"Earnout Rights Indenture" means the earnout rights indenture to be entered into between WonderFi and an earnout rights agent, to be agreed to by the Parties acting reasonably, in substantially the form attached as Schedule H of the Business Combination Agreement.

"Effective Date" means the date upon which all of the conditions to completion of the Transaction as set forth in the Business Combination Agreement have been satisfied or waived and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the Parties, acting reasonably.

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date.

"Eligible (CoinSmart) Holder" means a beneficial owner of CoinSmart Shares immediately prior to the Effective Time who is (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or (b) a partnership any member (including an indirect member through one or more other partnerships) of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person).

"Eligible (Coinsquare) Holder" means a beneficial owner of Coinsquare Shares immediately prior to the Effective Time who is (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or (b) a partnership any member (including an indirect member through one or more other partnerships) of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person).

"Eligible Institution" means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

"Encumbrance" means any encumbrance or restriction of any kind or nature whatsoever and howsoever arising (whether registered or unregistered) and includes a security interest, mortgage, easement, adverse ownership interest, defect on title, condition, right of first refusal, right of first offer, right-of-way, encroachment, building or use restriction, conditional sale agreement, hypothec, pledge, deposit by way of security, hypothecation, assignment, charge, security under sections 426 or 427 of the Bank Act (Canada), trust or deemed trust, voting trust or pooling agreement with respect to securities, any adverse claim, grant of any exclusive licence or sole licence, or any other right, option or claim of others of any kind whatsoever, and includes any agreement to give any of the foregoing in the future, and any subsequent sale or other title retention agreement or lease in the nature thereof, affecting a Person, a Person's equity or its Assets.

"Escrow Conditions" means the condition that the Consideration Shares issued to Coinsquare Shareholders shall be subject to escrow and released as follows: (i) 50% of such Consideration Shares released on the date that is six (6) months after the Effective Date and (ii) the balance released on the date that is twelve (12) months after the Effective Date;

"Exchange Ratio" means, in respect of CoinSmart Shares, 1.801462 WonderFi Shares for each CoinSmart Share, and in respect of Coinsquare Shares, 6.946745 WonderFi Shares for each Coinsquare Share.

"Expense Reimbursement" means $750,000.

"Final Orders" means the final orders of the Court pursuant to: (i) in the case of the Coinsquare Arrangement, section 192 of the CBCA, and (ii) in the case of the CoinSmart Arrangement, section 291 of the BCBCA, after being informed of the intention to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares, the Earnout Rights, and the New WonderFi Options in the United States pursuant to the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable, and the Business Combination Agreement, in form and substance acceptable to the Parties, after a hearing upon the procedural and substantive fairness of the terms and conditions of such arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal, and "Final Order" means either one of them, as the case requires.

"Glossary" refers to this "Glossary of Defined Terms".

"Governmental Authority" means: (a) any court, tribunal, judicial body or arbitral body or arbitrator; (b) any domestic or foreign government or supranational body or authority whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental body, governmental bureau, governmental department, governmental tribunal or governmental commission of any kind whatsoever; (c) any subdivision or authority of any of the foregoing; (d) any quasi-governmental or private body or public body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of the foregoing; and (e) any stock or securities exchange.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination, award, decision, sanction or ruling entered by or with any Governmental Authority.

"GST/HST" means all taxes levied under Part IX of the Excise Tax Act (Canada).

"Haywood" means Haywood Securities Inc.

"Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations".

"IFRS" means the International Financial Reporting Standards as defined in the CPA Canadian Handbook Accounting Part I, as applicable from time to time.

"IIROC" means the New Self-Regulatory Organization of Canada (being the continuing organization of the amalgamation of the Investment Industry Regulatory Organization of Canada and the Mutual Fund Dealers Association of Canada).

"IIROC Approval" means approval by IIROC of the Transaction pursuant to applicable IIROC rules.

"Independent Contractor" means, in respect of a Person: (a) any individual who is not, or was not (with respect to former Independent Contractors), an employee, officer or director of such Person, or any such individual's personal services company, and which individual or personal services company receives or received remuneration from such Person under a Contract for services; and (b) any individual who is an employee, officer or director of such Person or its Subsidiaries, but who in the past was an individual who was not an employee, officer or director of such Person or its Subsidiaries or any such individual's personal services company, and which individual or personal services company received remuneration from such Person or its Subsidiaries under a Contract for services.

"Information Circular" means this joint management information circular of WonderFi, Coinsquare, and CoinSmart dated May 12, 2023, together with all schedules hereto, distributed to WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders in connection with the WonderFi Meeting, the Coinsquare Meeting, and the CoinSmart Meeting, respectively.

"insider" has the meaning set forth in the Securities Act (Ontario).

"Intellectual Property" means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, under the Applicable Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) all business names, corporate names, telephone numbers and other communication addresses owned or used by a Person; (c) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (d) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer and moral rights, and all registrations, applications for registration and renewals of such copyrights; (e) all industrial designs and applications for registration of industrial designs and industrial design rights, design patents and industrial design registrations owned or used by a Person; (f) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (g) patents (including all patent registrations, reissues, divisional applications or analogous rights, continuations and continuations-in-part, reexaminations, renewals, substitutions and extensions thereof), patent applications and other patent rights and  any other Governmental Authority issued indicia of invention ownership (including inventor's certificates and patent utility models); (h) Software; and (i) integrated circuit topographies and mask works.

"Intended U.S. Tax Treatment" has the definition given to it in Section 2.12 of the Business Combination Agreement.

"Interim Orders" means the interim orders of the Court pursuant to: (i) in the case of the Coinsquare Arrangement, section 192 of the CBCA, and (ii) in the case of the CoinSmart Arrangement, section 291 of the BCBCA, to be issued following the application therefor contemplated by Section 2.02(1) of the Business Combination Agreement and after being informed of the intention to rely upon Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares, the Earnout Rights, and the New WonderFi Options in the United States pursuant to the Coinsquare Arrangement, the CoinSmart Arrangement, as applicable, and the Business Combination Agreement, in form and substance acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Coinsquare Meeting and CoinSmart Meeting, respectively, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, and "Interim Order" means either one of them, as the case requires;

"Intermediary" means a broker, investment dealer, bank, trust company, depositary or other intermediary.

"In-the-Money Amount" means, in respect of a Coinsquare Option, CoinSmart Option or New WonderFi Option, as applicable, at any time, the positive amount, if any, at that time, by which (i) the product obtained by multiplying (A) the number of Coinsquare Shares, CoinSmart Shares or WonderFi Shares, as applicable, underlying such option at that time by (B) the fair market value of such shares at that time, exceeds (ii) the aggregate purchase price payable at that time pursuant to such option in order to acquire the Coinsquare Shares, CoinSmart Shares or WonderFi Shares, as applicable, underlying such option.

"In-the-Money Option" means a Coinsquare Option or CoinSmart Option, as applicable, having an In-the-Money Amount.

"Investment Canada Act" means the Investment Canada Act (Canada), R.S.C. 1985, c. 28 (1st Supp), as amended, and the regulations promulgated thereunder.

"Investor Rights Agreements" means, collectively, the CoinSmart Investor Rights Agreement, the Mogo Investor Rights Agreement and the WonderFi Investor Rights Agreement.

"Material Adverse Effect" means, in relation to a Party, any event, change, occurrence, effect, state of facts, development, condition or circumstance that, individually or in the aggregate with other such events, changes, occurrences, effects or state of facts, developments, conditions or circumstances, would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of such Party and its Subsidiaries, taken as a whole, except to the extent that any such change, event, occurrence, effect or state of facts, development, condition or circumstance results from or arises out of:

(a) changes, developments or conditions generally affecting the industry (taking into account relevant geographies) in which such Party and its Subsidiaries operate generally;

(b) any change or development in political conditions in Canada or globally (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof);

(c) any natural disaster or epidemic, pandemic or disease outbreak (including the COVID-19 pandemic or any worsening thereof) or other health crises or public health event;

(d) any change in general economic, business or regulatory conditions or in financial, credit, currency or securities markets in Canada or globally;

(e) any adoption, proposal, implementation or change in Applicable Laws or any interpretation or application (or non-application) thereof by any Governmental Authority, or that result from any action taken for the purpose of complying with any of the foregoing;

(f) any change in IFRS, or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g) the execution, announcement or performance of the Business Combination Agreement or the consummation of the transactions contemplated in the Business Combination Agreement (provided that this clause (g) shall not apply to any representation or warranty in the Business Combination Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Business Combination Agreement or the consummation of the transactions contemplated in the Business Combination Agreement);

(h) compliance with the terms of, or the taking of any actions expressly required by, the Business Combination Agreement;

(i) any actions taken which WonderFi, Coinsquare, or CoinSmart, as applicable, has requested in writing;

(j) any change in the market price or trading volume of any securities of such Party (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of such Party trade; or

(k) any failure by such Party to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings or cash flows (it being understood that the causes underlying such failure may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

except, however to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a) through (f) (inclusive) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which such Party operates.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Mogo" means Mogo Inc., the parent company of Mogo Financial.

"Mogo Financial" means Mogo Financial Inc., a Coinsquare Shareholder.

"Mogo Investor Rights Agreement" means the investor rights agreement dated April 2, 2023 entered into between Mogo and WonderFi.

"NEO Exchange" means the NEO Exchange Inc.

"NEO Approval" means the approval of the Transaction by the NEO.

"New Non-Resident WonderFi Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on Transaction - New WonderFi Shareholders Not Resident in Canada".

"New Resident WonderFi Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada".

"New SRO" has the meaning set forth in "Summary - About Coinsquare".

"NI 31-103" means National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations of the Canadian Securities Administrators.

"NI 45-102" means National Instrument 45-102 - Resale of Securities.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

"No Action Letter" means written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Transaction, such written confirmation having not been modified or withdrawn prior to the Effective Time.

"Nominee" means, in respect of WonderFi, Coinsquare, CoinSmart, or Mogo, a nominee to the board of directors of WonderFi following completion of the Transaction in accordance with the WonderFi Investor Rights Agreement, the Coinsquare Investor Rights Agreement, CoinSmart Investor Rights Agreement and the Mogo Investor Rights Agreement, as applicable.

"Non-Objecting Beneficial Owner" or "NOBO" means a Beneficial Holder who has provided instructions to an Intermediary that the Beneficial Holder does not object to the Intermediary disclosing ownership information about the Beneficial Holder.

"Non-Resident CoinSmart Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - CoinSmart Shareholders Not Resident in Canada".

"Non-Resident Coinsquare Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - Coinsquare Shareholders - Coinsquare Shareholders Not Resident in Canada".

"Objecting Beneficial Owner" or "OBO" means a Beneficial Holder who has provided instructions to an Intermediary that the Beneficial Holder objects to the Intermediary disclosing ownership information about the Beneficial Holder.

"Odyssey" means Odyssey Trust Company.

"Options" means options of the Combined Company.

"Origin" means Origin Merchant Partners.

"OSC" means Ontario Securities Commission.

"Outside Date" means, subject to Section 11.09(b) of the Business Combination Agreement, a date that is three (3) months from the date of the Business Combination Agreement, or such other later date mutually agreed to in writing by the Parties (the "Initial Outside Date"), provided that if the Effective Date has not occurred by the Initial Outside Date as a result of the failure to satisfy the condition set forth in Section 9.01(a) of the Business Combination Agreement in respect of the Competition Act Clearance, then the Outside Date shall be automatically extended by 60 days from the Initial Outside Date.

"Parties" means WonderFi, Coinsquare and CoinSmart, and "Party" means any one of them, as the context requires.

"Pension Plan" means each Benefit Plan that is a "registered pension plan" as that term is defined in section 248(1) of the Tax Act and that is required to be registered under applicable provincial or federal pension standards legislation.

"Person" means an individual, corporation, company, limited liability company, body corporate, partnership, joint venture, Governmental Authority, unincorporated organization, trust, association or other entity.

"Plan of Arrangement" means, in respect of Coinsquare, the Coinsquare Plan of Arrangement, and in respect of CoinSmart, the CoinSmart Plan of Arrangement, and "Plans of Arrangement" mean both of them.

"Pro Forma Financial Statements" means the unaudited pro forma financial information for WonderFi, as the Combined Company, after giving effect to the Transaction, for the year ended December 31, 2022.

"Projections" has the meaning set forth in "Risk Factors - Risk Factors Relating to the Transaction".

"Proposed Amendments" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations".

"Registered CoinSmart Shareholder" means a Person whose name appears in the register of CoinSmart Shareholders maintained by TSX Trust, transfer agent of CoinSmart, as an owner of CoinSmart Shares.

"Registered Coinsquare Shareholder" means a Person whose name appears in the register of Coinsquare Shareholders maintained by Odyssey as an owner of Coinsquare Shares.

"Registered Plan" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on Transaction - New WonderFi Shareholders Resident in Canada".

"Registered WonderFi Shareholder" means a Person whose name appears in the register of WonderFi Shareholders maintained by Computershare as an owner of WonderFi Shares.

"Registrar" has the meaning ascribed to such term in the BCBCA.

"Regulation S" means Regulation S adopted by the SEC pursuant to the U.S. Securities Act.

"Representative" means, with respect to any Person, any, and all, directors, officers, employees, consultants, financial advisors, lawyers, accountants and other agents of such Person.

"Resident CoinSmart Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - CoinSmart Shareholders Resident in Canada".

"Resident Coinsquare Holder" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - Coinsquare Shareholders - Coinsquare Shareholders Resident in Canada".

"Required Approvals" means, collectively, the IIROC Approval, the CSA Approval, the Competition Act Clearance, the TSX Approval, and the NEO Approval.

"Response Period" has the meaning given to it in "The Business Combination Agreement - Covenants Regarding Acquisition Proposals".

"Responsible Party" means the Party and its legal counsel, as designated under Section 8.13(e)(ii) of the Business Combination Agreement as being responsible for any necessary submissions to a Governmental Authority in connection with the obtaining of a specified Required Approval, provided that, in the event that a Governmental Authority makes a request of any other Party for the submission of any additional information or materials concerning such Party, that Party shall, in connection with such request, assume the additional obligations of a Responsible Party under Section 8.13(e)(iv) and (v) of the Business Combination Agreement.

"RSUs" means, in respect of a Person, restricted share units of that Person.

"Sale Payment" means $15,000,000 minus the sum of all Earnout Payments made under the Earnout Rights Indenture, determined as of immediately prior to the closing of the applicable Sale Transaction.

"Sale Transaction" has the meaning set forth in the Earnout Rights Indenture.

"SEC" means the United States Securities and Exchange Commission.

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof.

"Securities Laws" means the Securities Act (Ontario) together with all other applicable securities laws, rules, regulations and published policies thereunder or under the securities laws of any other province or territory of Canada as now in effect and as they may be promulgated or amended from time to time and (i) in respect of WonderFi, the rules and policies of the TSX, and (ii) in respect of CoinSmart, the rules and policies of the NEO.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"SmartPay" means the Crypto Asset payments and invoicing platform operated by CoinSmart and its Subsidiaries.

"SmartPay Revenue" means revenues of the SmartPay business, determined in accordance IFRS consistently applied.

"SmartPay Revenue Payment" means an amount equal to 30% of the SmartPay Revenue for the applicable Earnout Payment Period, up to a maximum aggregate amount of $15,000,000 for all Earnout Payment Periods.

"Software" means computer programs, operating systems, applications, interfaces, applets, software scripts, macros, firmware, middleware, development tools and other codes, instructions or sets of instructions for computer hardware or software, including SQL and other query  languages, hypertext markup language, wireless markup language, xml and other computer markup languages, in object, source code or other code format, databases and compilations, including any and all data and collections of data, whether machine readable or otherwise and whether in source code or object code format, descriptions, schematics, flow charts and other work product used to design, plan, organize and develop any of the foregoing; and all documentation, including user documentation, user manuals and training materials, relating to any of the foregoing.

"Steering Committee" has the meaning set forth in "The Business Combination Agreement - Governance Matters".

"Steering Committee Advisors" has the meaning set forth in "The Business Combination Agreement - Governance Matters".

"Subsidiary" has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators.

"Superior Proposal" means, (i) with respect to WonderFi, a WonderFi Superior Proposal, (ii) with respect to Coinsquare, a Coinsquare Superior Proposal, and (iii) with respect to CoinSmart, a CoinSmart Superior Proposal.

"Tax" or "Taxes" means all taxes, surtaxes, duties, levies, imposts, fees, assessments, reassessments, withholdings, dues and other charges of any nature, imposed or collected by any Governmental Authority, whether disputed or not, including federal, provincial, territorial, state, municipal and local, foreign and other income, franchise, capital, real property, personal property, withholding, payroll, health, transfer, value added, alternative, or add on minimum tax including GST/HST, sales, use, consumption, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, education, business, school, local improvement, development and occupation taxes, duties, levies, imposts, fees, assessments and withholdings and Canada Pension Plan and Québec Pension Plan contributions, employment insurance premiums and all other taxes and similar governmental charges, levies or assessments of any kind whatsoever imposed by any Governmental Authority including any installment payments, interest, penalties or other additions associated therewith, whether or not disputed.

"Tax Act" means the Income Tax Act (Canada).

"Tax Exempt Person" means a person who is exempt from tax under Part I of the Tax Act.

"taxable capital gain" has the meaning set forth in "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on Transaction - New WonderFi Shareholders Resident in Canada".

"Termination Fee" means $1,500,000.

"Third Party" means any Person other than the Parties and their Subsidiaries and a Governmental Authority.

"Transaction" means, collectively, the Coinsquare Arrangement, the CoinSmart Arrangement, and the related transactions contemplated by the Business Combination Agreement.

"Transaction Meeting" means, (i) with respect to WonderFi, the WonderFi Meeting, (ii) with respect to Coinsquare, the Coinsquare Meeting, and (iii) with respect to CoinSmart, the CoinSmart Meeting.

"Transaction Resolutions" means, collectively, the WonderFi Transaction Resolution, the Coinsquare Arrangement Resolution and the CoinSmart Arrangement Resolution.

"TSX" means the Toronto Stock Exchange.

"TSX Approval" means the conditional approval of the Transaction by the TSX.

"TSX Trust" means TSX Trust Company.

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Person" means a "U.S. person" as defined in Regulation S under the U.S. Securities Act.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"U.S. Securityholders" means Coinsquare Securityholders and CoinSmart Securityholders, as applicable, that are in the United States or are U.S. Persons.

"Voting Instruction Form" means a voting instruction form.

"Voting and Support Agreements" means, collectively, the WonderFi Voting and Support Agreements, the Coinsquare Voting and Support Agreements and the CoinSmart Voting and Support Agreements.

"VWAP" means the volume-weighted average trading price of securities on the TSX.

"Warrants" means warrants of the Combined Company.

"WonderFi" means WonderFi Technologies Inc., a corporation existing under the laws of the Province of British Columbia.

"WonderFi Acquisition Proposal" means, other than the transactions contemplated by the Business Combination Agreement and excluding any transaction involving only WonderFi and its Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group of Persons (other than Coinsquare and CoinSmart, or any Affiliates thereof, acting jointly, or any Representative acting on behalf of Coinsquare or Coinsquare, or any Affiliates thereof, acting jointly), whether or not in writing and whether or not delivered to the WonderFi Shareholders, relating to: (a) any direct or indirect acquisition or purchase (or any lease, license, agreement, joint venture or other arrangement having the same economic effect as an acquisition or purchase), through one or more transactions, of (i) the Assets of WonderFi and/or one or more of its Subsidiaries (including shares of Subsidiaries of WonderFi)  that, individually or in the aggregate, constitute 20% or more of the consolidated Assets or which contribute 20% or more of the consolidated revenue, as applicable, of WonderFi and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent consolidated financial statements of WonderFi included in WonderFi Public Documents), or (ii) 20% or more of any class of voting or equity securities of WonderFi or its Subsidiaries (and/or securities convertible into or exchangeable or exercisable for voting or equity securities); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of WonderFi or its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, joint venture, liquidation, dissolution, or winding up, or other similar transaction, in a single transaction or a series of related transactions involving WonderFi and/or one or more of its Subsidiaries; or (d) any other similar transaction involving WonderFi or any of its Subsidiaries, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Business Combination Agreement or which would reasonably be expected to materially reduce the benefits to Coinsquare of the Transaction.

"WonderFi AGM Resolutions" has the meaning set forth in "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi AGM Resolutions".

"WonderFi AIF" has the meaning set forth in "Information Concerning WonderFi - Documents Incorporated by Reference" in Schedule M to this Information Circular.

"WonderFi Annual Financial Statements" has the meaning set forth in "Information Concerning WonderFi - Documents Incorporated by Reference" in Schedule M to this Information Circular.

"WonderFi Auditor Resolution" has the meaning set forth in "WonderFi AGM Schedule" in Schedule Q to this Information Circular.

"WonderFi Board" means the board of directors of WonderFi, as constituted from time to time.

"WonderFi Board Recommendation" means a statement that the WonderFi Board has received the WonderFi Fairness Opinion and has, after receiving advice from its financial advisors and outside legal counsel: (A) determined that the consideration to be paid by WonderFi pursuant to the Transaction is fair to WonderFi and the Transaction is in the best interests of WonderFi, and (B) recommends that the WonderFi Shareholders vote in favour of the WonderFi Transaction Resolution.

"WonderFi Change in Recommendation" means, except as otherwise expressly provided in Section 8.09 of the Business Combination Agreement, the breach by WonderFi of its obligation to not, and to cause its Subsidiaries and their respective Representatives to not, do any of the following: (i) fail to make, or withhold, withdraw, amend, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the WonderFi Board Recommendation, or (ii) make, or permit any Representative of WonderFi or any of its Subsidiaries to make, any public statement in connection with the WonderFi Meeting by or on behalf of the WonderFi Board that would reasonably be expected to have the same effect, or (iii) or fail to publicly reaffirm (without qualification) the WonderFi Board Recommendation, or its recommendation of the Transaction within three Business Days (and in any case prior to the WonderFi Meeting) after having been requested in writing by Coinsquare or CoinSmart to do so (acting reasonably), or (iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any WonderFi Acquisition Proposal.

"WonderFi Consultant Resolution" has the meaning set forth in "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Consultant Resolution".

"WonderFi Director Appointment Resolution" has the meaning set forth in "WonderFi AGM Schedule" in Schedule Q to this Information Circular.

"WonderFi Disclosure Letter" means the disclosure letter delivered by WonderFi to Coinsquare concurrently with the execution and delivery of the Business Combination Agreement.

"WonderFi DRS Statement" means a DRS Statement representing WonderFi Shares.

"WonderFi Fairness Opinion" means the opinion of Haywood to the effect that, as of the date hereof, the consideration to be paid by WonderFi in connection with the Transaction is fair, from a financial point of view, to WonderFi.

"WonderFi Financial Statements" means, collectively, (i) the audited consolidated financial statements of WonderFi as at and for the period from January 30, 2021 (the date of incorporation) to September 30, 2021; (ii) the audited consolidated financial statements of First Ledger Corporation Inc. as at and for the periods ended December 31, 2021 and 2020, (iii) the audited consolidated financial statements of Blockchain Foundry Inc. as at and for the fifteen months ended March 31, 2022; (iv) audited consolidated financial statements of Coinberry Limited as at and for the periods ended June 30, 2021; and (v) the audited consolidated financial statements of WonderFi for the three and fifteen months ended December 31, 2022, all including any notes or schedules thereto and the relevant auditor's reports thereon.

"WonderFi Group Investors" means, collectively, Dean Skurka, Robert Halpern, Ben Samaroo, Evan Kuhn, Cong Ly, and Chris Marsh.

"WonderFi Group Investors' Nominees" means the Nominees to the WonderFi Board appointed under the WonderFi Investor Rights Agreement from time to time.

"WonderFi Incentive Plan" means the amended omnibus equity incentive plan of WonderFi, effective September 12, 2022.

"WonderFi Investor Rights Agreement" means the investor rights agreement dated April 2, 2023 entered into between each of the WonderFi Group Investors and WonderFi.

"WonderFi Material Subsidiaries" means (i) WonderFi Digital Inc.; (ii) WonderFi Interactive Ltd.; (iii) Bitbuy Holdings Inc.; (iv) Bitbuy Technologies Inc.; (v) Blockchain Markets Inc.; (vi) Twenty One Digital Inc.; and (vii) Coinberry Limited.

"WonderFi Meeting" means the special meeting of the WonderFi Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Business Combination Agreement, to be called and held in accordance with the Business Combination Agreement to consider the WonderFi Transaction Resolution.

"WonderFi Meeting Materials" has the meaning set forth in "Information Concerning the WonderFi Meeting - Notice-and-Access".

"WonderFi Notice" means the notice of annual general and special meeting of WonderFi Shareholders dated May 12, 2023, accompanying this Information Circular.

"WonderFi Option Resolution" has the meaning set forth in "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Option Resolution".

"WonderFi Options" means the outstanding stock options to purchase WonderFi Shares granted under and/or governed by the WonderFi Incentive Plan.

"WonderFi Projections" has the meaning set forth in "Risk Factors - Risk Factors Relating to the Transaction".

"WonderFi Public Documents" means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) filed by WonderFi pursuant to the applicable Securities Laws since December 31, 2021 which are publicly available under WonderFi's profile on SEDAR at www.sedar.com.

"WonderFi Record Date" means May 11, 2023.

"WonderFi RSUs" means the outstanding RSUs granted under and/or governed by the WonderFi Incentive Plan.

"WonderFi Shareholder Approval" means the approval of the WonderFi Transaction Resolution by the affirmative vote of at least an ordinary majority of the votes cast by WonderFi Shareholders present (virtually) or represented by proxy at the WonderFi Meeting and entitled to vote thereat.

"WonderFi Shareholders" means the registered and/or beneficial owners of the WonderFi Shares, as the context requires.

"WonderFi Shares" means the common shares in the capital of WonderFi.

"WonderFi Steering Committee Compensation Resolution" has the meaning set forth in "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Steering Committee Compensation Resolution".

"WonderFi Superior Proposal" means an unsolicited bona fide written WonderFi Acquisition Proposal from a Person or Persons who is or are, as at the date of the Business Combination Agreement, a party that deals at arm's length with WonderFi and its Subsidiaries, that is not obtained in violation of the Business Combination Agreement or any agreement between the Person making such WonderFi Superior Proposal and WonderFi and its Subsidiaries or their Affiliates, made after the date of the Business Combination Agreement that: (a) did not result from a breach of Section 8.09 of the Business Combination Agreement; (b)  is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the WonderFi Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel), that such financing is available; (c)  is not subject to a due diligence and/or access condition; (d) is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such WonderFi Acquisition Proposal and the Person or group of Persons making such WonderFi Acquisition Proposal; and (e) the WonderFi Board has determined, acting in good faith, after receipt of advice from its outside financial advisors and outside legal counsel, and after taking into account all the terms and conditions of such WonderFi Acquisition Proposal and all factors and matters considered appropriate, including whether such WonderFi Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the WonderFi Shareholders, than the Transaction (including any adjustment to the terms and conditions of the Transaction proposed by Coinsquare and CoinSmart pursuant to Section 8.09(g) of the Business Combination Agreement).

"WonderFi Transaction Resolution" means the ordinary resolution of the WonderFi Shareholders approving the issuance by WonderFi of up to such number of WonderFi Shares as may be required to be issued pursuant to the Transaction to be considered at the WonderFi Meeting, substantially in the form set out in Schedule A to this Information Circular.

"WonderFi Voting Agreement" means the voting agreement dated April 2, 2023 entered into between each of the WonderFi Group Investors, the CoinSmart Group Investors, Jason Theofilos, and Mogo, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, and the performance of its obligations thereunder.

"WonderFi Voting Agreement Resolution" has the meaning set forth in "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Voting Agreement Resolution".

"WonderFi Voting and Support Agreements" has the meaning set forth in "Information Concerning the WonderFi Meeting - WonderFi Support Agreements".

"WonderFi VSA Holder Securities" means, in respect of a WonderFi VSA Supporting Shareholder, the WonderFi VSA Holder Shares, together with any other securities of WonderFi directly or indirectly acquired by or issued to such WonderFi VSA Supporting Shareholder during the term of its respective WonderFi Voting and Support Agreement.

"WonderFi VSA Holder Shares" means, in respect of a WonderFi VSA Supporting Shareholder, the specific number of common shares in the capital of WonderFi held by such WonderFi VSA Supporting Shareholders as provided for in its WonderFi Voting and Support Agreement.

"WonderFi VSA Supporting Shareholders" means 4257376 Capital Corp., Ameer Rosic, 1238417 B.C. Ltd., Christopher Marsh, TR 2017 Marsh Family Trust, Andrea Sinclair, Cong Ly, D. Skurka Management Corp., Robert Halpern, Torstein Braaten, Evan Kuhn and Halpern & Co., each of which is a registered or beneficial owner of, or a Person who exercises control or direction over, a certain number of WonderFi Shares, as provided for in the WonderFi Voting and Support Agreements.

"WonderFi Warrant Indenture" means the warrant indenture between WonderFi and TSX Trust dated as of February 26, 2021, as the same may be amended from time to time prior to the Effective Time.

"WonderFi Warrants" means the warrants of WonderFi which are outstanding or issuable as of the Effective Time, whether issued (or issuable) under the WonderFi Warrant Indenture.

JOINT MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of WonderFi, Coinsquare, and CoinSmart for use at the WonderFi Meeting, the Coinsquare Meeting, and the CoinSmart Meeting, respectively, and at any adjournment(s) or postponement(s) thereof. Capitalized terms used in this Information Circular but not otherwise defined have the meanings set forth under the heading "Glossary of Defined Terms" in this Information Circular. Information contained in this Information Circular is given as of May 12, 2023, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

The WonderFi Meeting will be accessible online at meetnow.global/M7ZDQY6 on June 20, 2023 at 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time). The Coinsquare Meeting will be held at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on June 20, 2023 at 10:00 a.m. (Toronto time). The CoinSmart Meeting will be accessible online at https://virtual-meetings.tsxtrust.com/1506 (password (case sensitive): coinsmart2023) on June 20, 2023 at 1:00 p.m. (Toronto time).

WonderFi and CoinSmart are holding the WonderFi Meeting and the CoinSmart Meeting, respectively, as completely virtual meetings, which will be conducted via live audio webcast, where all shareholders regardless of geographic location will have an equal opportunity to participate online. WonderFi Shareholders will not be able to attend the WonderFi Meeting or the CoinSmart Meeting in person. The Coinsquare Meeting will be held in person. For more information on how to attend and participate in the WonderFi Meeting, the Coinsquare Meeting, or the CoinSmart Meeting online, please see the WonderFi Notice, the Coinsquare Notice, and the CoinSmart Notice, respectively. See also "Information Concerning the WonderFi Meeting", "Information Concerning the Coinsquare Meeting", and "Information Concerning The CoinSmart Meeting".

No Person has been authorized to give any information or make any representation in connection with the Transaction, the issuance of WonderFi Shares in connection with the Coinsquare Arrangement and/or the CoinSmart Arrangement, or any other matters to be considered at the WonderFi Meeting, the Coinsquare Meeting, or the CoinSmart Meeting, other than as contained in this Information Circular, and, if given or made, any such information or representation must not be relied upon as having been authorized by WonderFi, Coinsquare, and CoinSmart, and should not be relied upon in making a decision as to how to vote on the resolutions to be considered at the WonderFi Meeting, the Coinsquare Meeting, or the CoinSmart Meeting, as applicable.

Information contained in or otherwise accessed through WonderFi's, Coinsquare's, or CoinSmart's websites, or any other website, does not constitute part of this Information Circular and is no way deemed to be a part of this Information Circular or incorporated by reference herein, and should not be relied upon in making a decision as to how to vote on the resolutions to be considered at the WonderFi Meeting, the Coinsquare Meeting, or the CoinSmart Meeting, as applicable.

This Information Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any Person in any jurisdiction in which such solicitation or offer is not authorized or in which the Person making such solicitation or offer is not qualified to do so or to any Person to whom it is unlawful to make such solicitation or offer.

THIS INFORMATION CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE BUSINESS COMBINATION AGREEMENT, THE COINSQUARE PLAN OF ARRANGEMENT, AND THE COINSMART PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Information contained in this Information Circular should not be construed as legal, tax or financial advice and WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders are urged to consult their own professional advisors in connection therewith. This Information Circular is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

Information Contained in this Information Circular

All descriptions of, and references to, the Business Combination Agreement, the Transaction, the Coinsquare Plan of Arrangement, the CoinSmart Plan of Arrangement, the Coinsquare Interim Order, the CoinSmart Interim Order, the WonderFi Fairness Opinion, the Coinsquare Fairness Opinion, the CoinSmart Fairness Opinion, the Earnout Rights Indenture, the WonderFi Voting and Support Agreements, the Coinsquare Voting and Support Agreements, the CoinSmart Voting and Support Agreements, the WonderFi Investor Rights Agreements, the CoinSmart Investor Rights Agreement, the Mogo Investor Rights Agreement, the WonderFi Voting Agreement in this Information Circular are summaries of the terms of those documents and are qualified in their entirety by reference to the complete text of such documents. A copy of the Business Combination Agreement may be found under the profiles of WonderFi and CoinSmart on SEDAR at www.sedar.com and copies of the Voting and Support Agreements and the WonderFi Voting Agreement may be found under the profile of WonderFi on SEDAR at www.sedar.com. The Coinsquare Plan of Arrangement, the CoinSmart Plan of Arrangement, the WonderFi Fairness Opinion, the CoinSmart Fairness Opinion, the Coinsquare Interim Order, the CoinSmart Interim Order, the Coinsquare Petition, and the CoinSmart Petition are attached to this Information Circular as Schedule D, Schedule E, Schedule F, Schedule G, Schedule H, Schedule I, Schedule J, and Schedule K, respectively. A copy of the Coinsquare Fairness Opinion has been provided to the Coinsquare Shareholders. You are urged to carefully read the full text of these documents. In the event of any inconsistency between the summary of any provision of these documents contained in this Information Circular and the actual text of the document, the text of the applicable document shall govern.

Information Pertaining to WonderFi

The information concerning WonderFi contained in this Information Circular has been provided by WonderFi. Although Coinsquare and CoinSmart have no knowledge that would indicate that any of such information is untrue or incomplete, Coinsquare and CoinSmart, respectively, do not assume any responsibility for the accuracy or completeness of such information or the failure by WonderFi to disclose events that may have occurred or may affect the completeness or accuracy of such information, but that are unknown to Coinsquare or CoinSmart, as applicable. For further information regarding WonderFi, see Schedule M and refer to WonderFi's filings with the securities regulatory authorities, which may be obtained under WonderFi's profile on SEDAR at www.sedar.com.

Information Pertaining to Coinsquare

The information concerning Coinsquare contained in this Information Circular has been provided by Coinsquare. Although WonderFi and CoinSmart have no knowledge that would indicate that any of such information is untrue or incomplete, WonderFi and CoinSmart, respectively, do not assume any responsibility for the accuracy or completeness of such information or the failure by Coinsquare to disclose events that may have occurred or may affect the completeness or accuracy of such information, but that are unknown to WonderFi or CoinSmart, as applicable. For further information regarding Coinsquare, see Schedule N.

Information Pertaining to CoinSmart

The information concerning CoinSmart contained in this Information Circular has been provided by CoinSmart. Although Coinsquare and WonderFi have no knowledge that would indicate that any of such information is untrue or incomplete, Coinsquare and WonderFi, respectively, do not assume any responsibility for the accuracy or completeness of such information or the failure by CoinSmart to disclose events that may have occurred or may affect the completeness or accuracy of such information, but that are unknown to Coinsquare or WonderFi, as applicable. For further information regarding CoinSmart, see Schedule O and refer to CoinSmart's filings with the securities regulatory authorities, which may be obtained under CoinSmart's profile on SEDAR at www.sedar.com.

Financial Information

Unless otherwise indicated, all financial information referred to in this Information Circular was prepared in accordance with IFRS.

Non-IFRS Measures

This Information Circular contains references to certain non-IFRS financial measures, including "EBITDA", which means earnings before interest, taxes, depreciation, and amortization and is used as an indicator of a company's overall profitability. These measures do not have any standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other companies. There are no comparable IFRS financial measures presented in the WonderFi Financial Statements, the Coinsquare Financial Statements, the CoinSmart Financial Statements, or the Pro Forma Financial Statements. The most directly comparable measure to EBITDA calculated in accordance with IFRS is operating income (loss). WonderFi, Coinsquare, and CoinSmart believe that the non-IFRS measure presented herein provides information useful to shareholders and investors in understanding our performance and may assist in the evaluation of the Combined Company's business relative to that of its peers. For more information, please see the WonderFi's and CoinSmart's respective management's discussion and analysis and financial statements for the period ended December 31, 2022, as well as their respective annual information forms, incorporated by reference herein, and available on their respective SEDAR profiles www.sedar.com, as well as the Coinsquare Financial Statements and the Coinsquare MD&A attached hereto as Appendix B to Schedule N.

Currency

Unless otherwise indicated herein, references to "$" or "Canadian dollars" are to Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Information Circular and the documents incorporated by reference herein that are not historical facts are forward-looking statements and forward-looking information within the meaning of applicable Canadian and U.S. securities law and which involve risks and uncertainties. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expect", "potential", "believe", "intend", "estimate", "plan", "budget", "schedule", "project", "forecast" or the negative of these terms and similar expressions.

By identifying such information and statements in this manner, the Parties are alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Parties and/or the Combined Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this Information Circular, the Parties have made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the inability of the Parties to integrate successfully (including the retention of key employees) such that the anticipated benefits of the Transaction are realized; the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms, the ability of WonderFi to implement its business strategies, competition, currency and interest rate fluctuations and other risks; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the inability of the Parties to obtain the necessary regulatory, stock exchange, shareholder and other approvals which may be required for the Transaction; the inability of the Parties to close the Transaction on the terms and timing described herein, or at all; the inability of the Parties to meet their expected go-live timing for iGaming, sports betting, stock trading and yield products, each of which may be subject to additional regulatory or other approvals which may be required in connection therewith; the ability of the Parties to consolidate their registered crypto asset trading businesses under Coinsquare's New SRO investment dealer registrant, including obtaining requisite regulatory approvals in connection therewith; the ability of SmartPay to generate the revenues required to entitle CoinSmart shareholder to any earn out; the inability of the Parties to work effectively with strategic investors and partners, and any changes to key personnel; security and cybersecurity threats and hacks; internet and power disruptions; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices and political or economic developments in Canada, the United States, Europe and other jurisdictions in which the Parties carry on business or in which the Parties and/or the Combined Company may carry on business in the future; and material adverse changes in general economic, business and political conditions, including changes in the financial markets and compliance with extensive government regulation. These risks are not intended to represent a complete list of the factors that could affect the Parties and/or the Combined Company; however, these factors should be considered carefully. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and the Combined Company's future decisions and actions will depend on management's assessment of all information at the relevant time. A more fulsome description of risk factors that may impact business, financial condition and results of operation with respect to WonderFi and CoinSmart is set out in their respective management's discussion and analysis and financial statements for the period ended December 31, 2022, as well as their respective annual information forms, incorporated by reference herein, and available on their respective SEDAR profiles, at www.sedar.com. A more fulsome description of risk factors that may impact business, financial condition and results of operation with respect to Coinsquare is set out in Schedule N to this Information Circular.

Forward-looking statements in this Information Circular and the documents incorporated by reference herein include, but are not limited to, statements with respect to: the anticipated benefits associated with the Transaction; the structure and effect of the Transaction; the anticipated timing of the WonderFi Meeting, the Coinsquare Meeting and the CoinSmart Meeting; the anticipated timing of receipt and content of the Final Orders; the anticipated tax treatment of the Transaction for Coinsquare Shareholders and CoinSmart Shareholders; the satisfaction of conditions for listing of the WonderFi Shares issuable pursuant to the Transaction on the TSX, and the anticipated timing of same; the delisting of the CoinSmart Shares from the NEO Exchange following Closing; the application to have CoinSmart cease to be a reporting issuer in the jurisdictions in which it is currently a reporting issuer following Closing; the impact of governmental regulation on WonderFi, Coinsquare, and CoinSmart; post-Closing pro forma capitalization of WonderFi; WonderFi's anticipated post-Closing business segments, product offerings, product development, EBITDA, revenue, and pro-forma and overall financial performance; potential future revenue and cost synergies resulting from the Transaction; WonderFi's expected profitability and ability to execute on its growth plan, grow its business and access capital following Closing; the expected timing of WonderFi becoming cash flow positive; the complementary nature and shared values of the management and technical teams of WonderFi, Coinsquare and CoinSmart; and potential exercises of Coinsquare Dissent Rights by Coinsquare Shareholders with respect to the Coinsquare Arrangement Resolution and/or CoinSmart Dissent Rights by CoinSmart Shareholders with respect to the CoinSmart Arrangement Resolution.

Furthermore, the pro forma financial information set forth in this Information Circular should not be interpreted as indicative of the financial position or other results of operations had WonderFi, Coinsquare and CoinSmart operated as a combined entity as at or for the periods presented, and such information does not purport to project the Combined Company's results of operations for any future period. As such, undue reliance should not be placed on such pro forma information.

Forward-looking statements and other information contained herein and in the documents incorporated by reference herein concerning the cryptocurrency industry and the general expectations of the management of WonderFi, Coinsquare and/or CoinSmart, as the case may be, concerning such industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of these industries which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management of WonderFi, Coinsquare and CoinSmart are not aware of any misstatements regarding any industry data presented herein, the cryptocurrency industry involves risk and uncertainties and are subject to change based on various factors which are beyond the reasonable control of WonderFi, Coinsquare and CoinSmart.

In respect of the forward-looking statements and forward-looking information concerning the anticipated benefits of the Transaction, the reasons for the Transaction, and the anticipated timing for completion of the Transaction, each of WonderFi, Coinsquare and CoinSmart, as applicable, has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to or that: the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, court and shareholder approvals, including but not limited to the receipt of the WonderFi Shareholder Approval, the Coinsquare Shareholder Approval, the CoinSmart Shareholder Approval and the Final Orders; the ability of the Parties to satisfy, in a timely manner, the other conditions to Closing of the Transaction and the completion of the Transaction on expected terms in accordance with the Business Combination Agreement; the ability to successfully integrate WonderFi, Coinsquare and CoinSmart in a timely manner following completion of the Transaction; customer demand for the Combined Company's products following completion of the Transaction; continued revenue sustainability and growth, based on projections; the availability and cost of labour and services; the success of the Combined Company's future operations; future operating costs; the impact of the Transaction and the dedication of substantial resources from the Parties to pursuing the Transaction on the Parties' ability to maintain their current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and their current and future operations, financial condition and prospects; the impact of the economy in general on the businesses of WonderFi, Coinsquare and CoinSmart; no unforeseen changes in the legislative and operating framework for the businesses of WonderFi, Coinsquare and CoinSmart, as applicable; and other expectations and assumptions concerning the Transaction and the operations and capital expenditure plans for the Combined Company. The anticipated dates provided herein may change for a number of reasons, including unforeseen delays in the ability to secure the necessary regulatory, stock exchange, court or shareholder approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Information Circular, and WonderFi, Coinsquare and CoinSmart can give no assurances that they will prove to be correct.

There can be no assurance that forward-looking statements in this Information Circular will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this Information Circular and the documents incorporated by reference herein speak only as of their respective dates of preparation. Neither WonderFi, Coinsquare nor CoinSmart undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events, other than as required by Applicable Law.

Certain historical information contained in this Information Circular and the documents incorporated by reference herein has been provided by, or derived from information provided by, third parties. Although WonderFi, Coinsquare and CoinSmart do not have any knowledge that would indicate that any such information is untrue, incorrect or incomplete, neither WonderFi, Coinsquare nor CoinSmart assumes any responsibility for the accuracy and completeness of such information or the failure by such third parties to disclose events which may have occurred or may affect the completeness or accuracy of such information but which is unknown to WonderFi, Coinsquare and CoinSmart.

The forward-looking statements and forward-looking information contained in this Information Circular and the documents incorporated by referenced herein are made as of the date of such documents. WonderFi, Coinsquare and CoinSmart are under no obligation (and WonderFi, Coinsquare and CoinSmart expressly disclaim any such obligation) to update or alter any forward-looking statements or forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by Applicable Laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on the forward-looking statements or forward-looking information and investors are recommended to carefully consider the matters discussed under "Risk Factors" and in the WonderFi Public Documents and CoinSmart Public Documents incorporated by reference and as set out in each of Schedule M and Schedule O. The foregoing statements expressly qualify any forward-looking statements or forward-looking information contained in this Information Circular, including the Schedules hereto.

INFORMATION FOR U.S. SECURITYHOLDERS

THE TRANSACTION AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC OR ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTION OR UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The WonderFi Shares and the New WonderFi Options to be issued to Coinsquare Securityholders in exchange for Coinsquare Shares and Coinsquare Options, respectively, pursuant to the Coinsquare Arrangement, the WonderFi Shares and Earnout Rights to be issued to CoinSmart Shareholders in exchange for CoinSmart Shares and the New WonderFi Options to be issued to holders of CoinSmart Options in exchange for CoinSmart Options pursuant to the CoinSmart Arrangement have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and such WonderFi Shares, Earnout Rights and New WonderFi Options, as applicable, will be issued in reliance upon the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from registration under applicable U.S. state securities laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, from the general requirements of registration under the U.S. Securities Act where the fairness of the terms and conditions of such issuance and exchange has been approved by a court of competent jurisdiction or governmental entity that is expressly authorized by Applicable Laws to grant such approval, after a hearing upon the procedural and substantive fairness of the terms and conditions of such issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof.

The Court is authorized by Applicable Laws to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Coinsquare Arrangement and the CoinSmart Arrangement will be considered. The Court granted the Interim Orders on May 10, 2023, and the Court hearing in respect of the Final Orders is expected to take place at 9:45 a.m. (Vancouver time) on June 25, 2023, or as soon thereafter as the hearing of the CoinSmart Final Order can be heard, or at such other date and time as the Court may direct, in person before a Judge of the British Columbia Supreme Court, subject to the approval of the WonderFi Transaction Resolution, the Coinsquare Arrangement Resolution, and the CoinSmart Arrangement Resolution. All Coinsquare Securityholders and CoinSmart Securityholders are entitled to appear and be heard at this hearing for the Final Orders. The Final Orders of the Court will, if granted, constitute the basis for the Section 3(a)(10) Exemption with respect to (i) the WonderFi Shares and the New WonderFi Options to be issued to Coinsquare Securityholders in exchange for their Coinsquare Shares and Coinsquare Options, respectively, pursuant to the Coinsquare Arrangement, (ii) the WonderFi Shares and Earnout Rights to be issued to CoinSmart Shareholders in exchange for their CoinSmart Shares pursuant to the CoinSmart Arrangement, and (iii) the New WonderFi Options to be issued to holders of CoinSmart Options in exchange for their CoinSmart Options pursuant to the CoinSmart Arrangement. Prior to the hearing on the Final Orders, the Court will be informed of this effect of the Coinsquare Final Order and the CoinSmart Final Order.

The WonderFi Shares, Earnout Rights and New WonderFi Options issued upon completion of the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable, may be resold without restriction under the U.S. Securities Act, except in respect of resales by Persons who are "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of WonderFi at the Effective Date or who have been affiliates of WonderFi within ninety days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer pursuant to Rule 144 under the U.S. Securities Act are Persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws, absent an exemption therefrom. U.S. Securityholders who are affiliates of WonderFi solely by virtue of their status as an officer or director of WonderFi may sell their WonderFi Shares, Earnout Rights or New WonderFi Options, as applicable, outside the United States without registration under the U.S. Securities Act pursuant to Rule 904 of Regulation S. However, holders of Coinsquare Options entitled to receive New WonderFi Options and holders of CoinSmart Warrants entitled to receive WonderFi Shares upon exercise of such CoinSmart Warrants are advised that the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of such New WonderFi Options or CoinSmart Warrants, as applicable; therefore, the underlying WonderFi Shares issuable upon the exercise of the New WonderFi Options or CoinSmart Warrants, if any, cannot be issued in the United States or to, or for the account or benefit of, a U.S. Person in reliance upon the Section 3(a)(10) Exemption and such New WonderFi Options and CoinSmart Warrants may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States. See "Securities Law Matters - U.S. Securities Laws".

The solicitation of proxies for the Coinsquare Meeting, CoinSmart Meeting and the WonderFi Meeting are being made, and the transactions contemplated herein are being undertaken, by Canadian issuers in accordance with Canadian corporate and securities laws, and are not subject to the requirements of Section 14(a) of the U.S. Exchange Act because of an exemption applicable to proxy solicitations by "foreign private issuers" (as defined in Rule 3b-4 under the U.S. Exchange Act). U.S. Securityholders should be aware that disclosure requirements under Canadian laws are different from requirements under United States corporate and securities laws relating to U.S. domestic issuers, and this Information Circular has not been filed with or approved by the SEC or any securities regulatory authority of any state within the United States. Likewise, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada, and information concerning the operations of each of WonderFi, Coinsquare and CoinSmart has been prepared in accordance with Canadian standards and may not be comparable to similar information for U.S. domestic issuers.

The financial statements of Coinsquare, CoinSmart and WonderFi and other financial information, included in or incorporated by reference in this Information Circular have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements and financial information prepared in accordance with United States generally accepted accounting principles and that are subject to United States auditing and auditor independence standards.

Completion of the transactions described herein may have tax consequences under the laws of both the United States and Canada, and any such tax consequences under the laws of the United States are not described in this Information Circular. Coinsquare Securityholders and CoinSmart Securityholders are advised to consult their own tax advisors to determine any particular U.S. tax consequences to them of the transactions to be effected in connection with the Coinsquare Arrangement and the CoinSmart Arrangement in light of their particular situation, as well as any tax consequences that may arise under the Applicable Laws of any other relevant foreign, state, local or other taxing jurisdiction.

The enforcement by Coinsquare Securityholders or CoinSmart Securityholders of civil liabilities under securities laws of the United States may be affected adversely by the fact that each of Coinsquare and WonderFi is incorporated outside the United States, that some or all of their respective officers and directors and the experts named herein reside outside of the United States, and that some or all of the assets of Coinsquare and WonderFi and the aforementioned Persons are located outside the United States. As a result, it may be difficult or impossible for Coinsquare Securityholders or CoinSmart Securityholders to effect service of process within the United States upon Coinsquare, WonderFi, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or other laws of the United States or any state thereof. In addition, Coinsquare Securityholders and CoinSmart Securityholders should not assume that the courts of Canada (a) would allow them to sue Coinsquare, WonderFi, their respective officers or directors, or the experts named herein in the courts of Canada, (b) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the federal securities laws of the United States or other laws of the United States or any state thereof, or (c) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the federal securities laws of the United States or other laws of the United States or any state thereof.

No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this Information Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Coinsquare or WonderFi.

THE FOREGOING DISCUSSION IS ONLY A GENERAL OVERVIEW OF CERTAIN SECURITIES, TAX AND OTHER LEGAL ISSUES APPLICABLE TO THE ISSUANCE, EXCHANGE AND RESALE OF THE SECURITIES OF WONDERFI TO BE ISSUED AND EXCHANGED IN THE TRANSACTION. COINSQUARE SECURITYHOLDERS AND COINSMART SECURITYHOLDERS SHOULD CONSULT THEIR OWN TAX, LEGAL AND FINANCIAL ADVISORS REGARDING THE PARTICULAR CONSEQUENCES TO THEM OF THE TRANSACTION.

INFORMATION FOR BENEFICIAL HOLDERS

Beneficial Holders should note that only proxies deposited by WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders whose names appear on the records of the applicable registrar and transfer agent for WonderFi, Coinsquare or CoinSmart, as applicable, as Registered WonderFi Shareholders, Registered Coinsquare Shareholders, or Registered CoinSmart Shareholders, as applicable, can be recognized and acted upon at the WonderFi Meeting, Coinsquare Meeting, or CoinSmart Meeting, as applicable. If WonderFi Shares, Coinsquare Shares or CoinSmart Shares are listed in an account statement provided to a WonderFi Shareholder, Coinsquare Shareholder or a CoinSmart Shareholder by an Intermediary, then, in almost all cases, those WonderFi Shares, Coinsquare Shares, or CoinSmart Shares, as applicable, will not be registered in a holder's name on the records of WonderFi, Coinsquare, or CoinSmart. Such WonderFi Shares, Coinsquare Shares, or CoinSmart Shares will more likely be registered in the name of the holder's broker or an agent of the broker. In Canada, the vast majority of such WonderFi Shares and CoinSmart Shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). WonderFi Shares, Coinsquare Shares, and CoinSmart Shares held by Intermediaries can only be voted (for or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, Intermediaries are prohibited from voting WonderFi Shares, Coinsquare Shares or CoinSmart Shares for their clients. Beneficial Holders should therefore ensure that instructions regarding the voting of their WonderFi Shares, Coinsquare Shares or CoinSmart Shares are properly communicated to the appropriate Person or that the WonderFi Shares, Coinsquare Shares or CoinSmart Shares are duly registered in their name well in advance of the WonderFi Meeting, Coinsquare Meeting or the CoinSmart Meeting, respectively.

Applicable regulatory policies require Intermediaries to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every Intermediary has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their WonderFi Shares, Coinsquare Shares or CoinSmart Shares are voted at the WonderFi Meeting, Coinsquare Meeting or the CoinSmart Meeting, respectively. Often, the form of proxy supplied to a Beneficial Holder by its Intermediary is identical to that provided to a registered shareholder. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Holder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the applicable form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free telephone number or access the internet to vote the WonderFi Shares, Coinsquare Shares or CoinSmart Shares held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of WonderFi Shares, Coinsquare Shares, and CoinSmart Shares to be represented at the WonderFi Meeting, Coinsquare Meeting, or the CoinSmart Meeting, as the case may be. A Beneficial Holder receiving a form of proxy or voting instruction form from their Intermediary cannot use that form to vote WonderFi Shares, Coinsquare Shares or CoinSmart Shares directly at the WonderFi Meeting, Coinsquare Meeting, or CoinSmart Meeting, respectively. Voting instructions must be communicated to the Intermediary (in accordance with the instructions provided by it or on its behalf) well in advance of the WonderFi Meeting, Coinsquare Meeting or CoinSmart Meeting, as applicable, in order to have the WonderFi Shares, Coinsquare Shares or CoinSmart Shares to which such instructions relate voted at the WonderFi Meeting, Coinsquare Meeting or CoinSmart Meeting, respectively.

If you are a Beneficial Holder and wish to vote in person at the WonderFi Meeting, Coinsquare Meeting, or CoinSmart Meeting, please contact your Intermediary well in advance of the WonderFi Meeting, Coinsquare Meeting, or CoinSmart Meeting, as applicable, to determine how you can do so. Beneficial Holders of Coinsquare Shares and CoinSmart Shares should also instruct their Intermediary to complete the Coinsquare Letter of Transmittal or CoinSmart Letter of Transmittal, as applicable, with respect to such Beneficial Holder's Coinsquare Shares and/or CoinSmart Shares in order to receive the WonderFi Shares issuable pursuant to the Transaction in exchange for such Beneficial Holder's Coinsquare Shares and/or CoinSmart Shares.

Although a Beneficial Holder may not be recognized directly at the WonderFi Meeting, Coinsquare Meeting or CoinSmart Meeting for the purpose of voting WonderFi Shares, Coinsquare Shares or CoinSmart Shares, as applicable, registered in the name of its Intermediary, a Beneficial Holder may vote those WonderFi Shares, Coinsquare Shares, or CoinSmart Shares as a proxyholder for the registered shareholder. To do this, a Beneficial Holder should enter such Beneficial Holder's own name in the blank space on the applicable form of proxy provided to the Beneficial Holder and return the document to such Beneficial Holder's Intermediary in accordance with the instructions provided by such Intermediary well in advance of the WonderFi Meeting, Coinsquare Meeting or CoinSmart Meeting, as applicable. See "Information Concerning the WonderFi Meeting", "Information Concerning the Coinsquare Meeting", and "Information Concerning The CoinSmart Meeting".

SUMMARY

The following section summarizes the principal features of the information contained in this Information Circular and contains forward-looking statements within the meaning of applicable securities laws. See "Cautionary Note Regarding Forward-Looking Statements". This summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Information Circular, including the Schedules hereto and documents incorporated by reference herein. Capitalized terms in this summary have the meanings set out in the "Glossary of Defined Terms". The full text of the Business Combination Agreement may be viewed under the respective profiles of WonderFi and CoinSmart on SEDAR at www.sedar.com.

The WonderFi Meeting

The WonderFi Meeting will be held virtually via live audio webcast at meetnow.global/M7ZDQY6 on June 20, 2023 at 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time), for the purposes set forth in the accompanying WonderFi Notice. The business of the WonderFi Meeting will be to consider and vote on (a) the WonderFi Transaction Resolution, the full text of which is set out at Schedule A, (b) for distinterested WonderFi Shareholders only, the WonderFi Option Resolution, the full text of which is set out at Schedule R, (c) for distinterested WonderFi Shareholders only, the WonderFi Consultant Resolution, the full text of which is set out at Schedule S, (d) for distinterested WonderFi Shareholders only, the WonderFi Steering Committee Compensation Resolution, the full text of which is set out at Schedule T, (e) for distinterested WonderFi Shareholders only, the WonderFi Voting Agreement Resolution, the full text of which is set out at Schedule U, (e) The WonderFi AGM Resolutions, and (f) to transact such further and other business as may properly be brought before the WonderFi Meeting.

See "Information Concerning the WonderFi Meeting" and "Matters to be Considered at the WonderFi Meeting".

The Coinsquare Meeting

The Coinsquare Meeting will be held at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on June 20, 2023 at 10:00 a.m. (Toronto time), for the purposes set forth in the accompanying Coinsquare Notice. The business of the Coinsquare Meeting will be to consider and vote on the Coinsquare Arrangement Resolution, the full text of which is set out at Schedule B, and to transact such further and other business as may properly be brought before the Coinsquare Meeting.

See "Information Concerning the Coinsquare Meeting" and "Matters to be Considered at the Coinsquare Meeting".

The CoinSmart Meeting

The CoinSmart Meeting will be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/en/1506/ (password (case sensitive): coinsmart2023)  on June 20, 2023 at 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time), for the purposes set forth in the accompanying CoinSmart Notice. The business of the CoinSmart Meeting will be to consider and vote on the CoinSmart Arrangement Resolution, the full text of which is set out at Schedule C, and to transact such further and other business as may properly be brought before the CoinSmart Meeting.

See "Information Concerning The CoinSmart Meeting" and "Matters to be Considered at the CoinSmart Meeting".

About WonderFi

WonderFi is a leading technology company with the mission of creating better, unified access to digital assets through its two Canadian owned and operated, fully registered crypto-trading platforms Bitbuy and Coinberry. Bitbuy is Canada's first registered digital asset marketplace, boasting over 400,000 registered users, and serving both beginner and advanced traders, institutions, and corporate clients. Coinberry, with a user base of over 200,000, is designed for crypto novices and retail traders. Going forward, WonderFi is dedicated to providing its users with access to new regulated verticals designed to generate modern wealth. To learn more about WonderFi, please visit www.wonder.fi.

For further information regarding WonderFi, see Schedule M.

About Coinsquare

In October, 2022, Coinsquare's wholly-owned subsidiary, CCML, became the first fully registered Canadian crypto-asset trading platform and regulated marketplace, registered under Canadian securities laws as an investment dealer and a member of the Investment Industry Regulatory Organization of Canada (IIROC, now "New SRO") Coinsquare has grown to become Canada's oldest operating digital asset firm, with CCML facilitating transactions on behalf of over half a million Canadians. Coinsquare has successfully executed trades in excess of $8 billion to date. For more information, please visit www.coinsquare.com.

For further information regarding Coinsquare, see Schedule N.

About CoinSmart

CoinSmart is a leading Canadian-headquartered crypto asset trading platform dedicated to providing customers with an intuitive way for buying and selling digital assets, like Bitcoin and Ethereum. CoinSmart is one of the few crypto asset trading platforms in Canada to be registered as a securities dealer and marketplace with the OSC. CoinSmart is also one of the first Canadian headquartered trading platforms to have an international presence, accepting customers across 40+ countries at a time when the digital asset industry continues to rapidly expand. CoinSmart further builds on its mission to make cryptocurrency accessible by providing educational resources tailored to every level of cryptocurrency knowledge and unparalleled 24/7 omni-channel customer support. Offering instant verification, industry leading cold wallet storage, advanced charting with order book functionality and over-the-counter premium services, CoinSmart ensures every client's needs are met with the highest level of quality and care. For more information, please visit www.coinsmart.com.

For further information regarding CoinSmart, see Schedule O.

The Transaction

On April 2, 2023, WonderFi, Coinsquare, and CoinSmart entered into the Business Combination Agreement, pursuant to which WonderFi agreed to acquire all of the Coinsquare Shares pursuant to the Coinsquare Arrangement, and all of the CoinSmart Shares pursuant to the CoinSmart Arrangement.

Under the terms of the Business Combination Agreement, if the Transaction becomes effective:

  the Coinsquare Shareholders (other than dissenting Coinsquare Shareholders) will receive 6.946745 WonderFi Shares for each Coinsquare Share held; and

  the CoinSmart Shareholders (other than dissenting CoinSmart Shareholders) will receive 1.801462 WonderFi Shares for each CoinSmart Share held. In addition, each CoinSmart Share (other than CoinSmart Shares held by dissenting CoinSmart Shareholders) will be exchanged for one Earnout Right (generally defined as a right to share proportionately in up to an additional $15 million of total consideration, which may be paid by WonderFi in cash or a combination of cash and WonderFi Shares, based on the revenues of CoinSmart's SmartPay business (over a period of three years following closing of the Transaction)). Specifically, up to 50% of each Earnout Payment may, at the election of WonderFi, be satisfied by the issuance of WonderFi Shares, calculated using the 10-day volume-weighted average price of the WonderFi Shares as listed on the TSX on the business day immediately preceding the relevant payment date. In addition, subject to certain conditions, WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to  0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election), which may be satisfied in cash or a combination of cash and WonderFi Shares.

Additionally, if the Transaction becomes effective:

  each Coinsquare Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to Effective Time (whether vested or unvested) and that has not otherwise been exercised for Coinsquare Shares shall be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,678,684  Coinsquare Options that were In-the-Money Options as of that date;

  each Coinsquare Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the Coinsquare Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,493,509 Coinsquare Options that were not In-the-Money Options as of that date;

  each CoinSmart Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for CoinSmart Shares shall be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,382,770  CoinSmart Options that were In-the-Money Options as of that date;

  each CoinSmart Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the CoinSmart Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of CoinSmart Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 591,126 CoinSmart Options that were not In-the-Money Options as of that date;

  each holder of outstanding CoinSmart Warrants will be entitled to receive, upon exercise, that number of WonderFi Shares (applying the CoinSmart Exchange Ratio) which the holder would have been entitled to receive under the CoinSmart Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the CoinSmart Shares to which such holder would have been entitled if such holder had exercised the CoinSmart Warrants immediately prior to the Effective Time. Subject to the foregoing, each CoinSmart Warrant will continue to be governed by and be subject to its current terms;

  each CoinSmart RSU outstanding, whether vested or unvested, whether vested or unvested, which has not otherwise been settled in CoinSmart Shares prior to the Effective Time in accordance with the terms of the CoinSmart incentive plan and the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor; and

  if approved by the WonderFi Shareholders, all WonderFi Options outstanding as of the Effective Date will be repriced to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions and, provided that if such repricing is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, then such repricing shall be null and void and WonderFi shall cease to have any obligations or liabilities in respect thereof.

The following table summarizes the anticipated distribution of WonderFi Shares immediately following the completion of the Transaction, assuming that no holder of Coinsquare Shares exercises Coinsquare Dissent Rights, that no holder of CoinSmart Shares exercises CoinSmart Dissent Rights, and no other issuances of Coinsquare Shares, CoinSmart Shares, or WonderFi Shares prior to Closing, on the basis of the Exchange Ratios:

Shareholder	Number of WonderFi Shares(1)	Percentage of WonderFi Shares on a Pro Forma Basis(1)
Existing WonderFi Shareholders	241,963,755	37.5%
Former Coinsquare Shareholders	269,727,083	41.9%
Former CoinSmart Shareholders	119,181,745	18.5%
Other WonderFi Shares Issued(2)	13,500,000	2.1%

Notes:

(1) Based on the assumption that there will be approximately 644,372,583 WonderFi Shares issued and outstanding following completion of the Transaction, based on: (a) 241,963,755 WonderFi Shares issued and outstanding as of the WonderFi Record Date plus 1,500,000 WonderFi Shares issuable on settlement of WonderFi RSUs, 10,500,000 WonderFi Shares issuable to members of and advisors to the Steering Committee upon completion of the Transaction, 1,500,000 WonderFi Shares issuable to Eric Richmond upon completion of the Transaction, excluding WonderFi Shares issuable pursuant to all other convertible securities, (b) 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date plus 4,535,526 CoinSmart Shares issuable on settlement of CoinSmart RSUs prior to the Effective Time (of which, as of the date of this Information Circular, 1,397,859 CoinSmart RSUs are outstanding and 3,137,667 CoinSmart RSUs have been approved for issuance prior to the Effective Time) and 1,382,770 CoinSmart Shares issuable on exercise of CoinSmart Options that were In-the-Money Options on the date of the Business Combination Agreement; and (c) 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular plus 1,678,684 Coinsquare Shares issuable on exercise of Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement, assuming no issuances of additional WonderFi Shares, CoinSmart Shares or Coinsquare Shares, as applicable, prior to Closing). In particular, the foregoing assumes that prior to Closing: (a) all CoinSmart RSUs outstanding or approved for issuance as at the CoinSmart Record Date will be settled in CoinSmart Shares; (b) all CoinSmart Options outstanding as at the CoinSmart Record Date that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; (c) all Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; (d) no WonderFi Shares will be issued to holders of CoinSmart Warrants, CoinSmart Options that were not In-the-Money Options or Coinsquare Options that were not In-the-Money Options on the date of the Business Combination Agreement; (e) no CoinSmart Warrants will be exercised; (f) WonderFi will not elect to issue any WonderFi Shares in respect of the settlement of any Earnout Rights, fee obligations to Origin, or in satisfaction of fee obligations payable to Halpern & Co.; and (g) this figure does not include up to an additional 143,381,394 WonderFi Shares, such number being 25% of the number of securities approved by WonderFi Shareholders for the Transaction, in accordance with the rules and policies of the TSX, which such number does not account for any WonderFi Shares that may separately be approved for issuance pursuant to the WonderFi Consultant Resolution or the WonderFi Steering Committee Compensation Resolution. The number of WonderFi Shares issued to former CoinSmart Shareholders and Coinsquare Shareholders has been adjusted for rounding, to reflect that the number of WonderFi Shares issued to each Registered Coinsquare Shareholder and Registered CoinSmart Shareholder will be rounded down to the nearest whole number.

(2) Issuable to members of and advisors to the Steering Committee, and to Eric Richmond. See "The Transaction - Advisors and Consultants" and "The Transaction - Milestone Payment".

See "The Transaction - Effect of the Transaction".

Effect of the Transaction

Following completion of the Transaction: (i) Coinsquare will continue as a wholly-owned subsidiary of WonderFi, as a result of which all of the property and assets of Coinsquare will become indirectly held by WonderFi, (ii) CoinSmart will continue as a wholly-owned subsidiary of WonderFi, as a result of which all of the property and assets of CoinSmart will become indirectly held by WonderFi, (iii) existing Coinsquare Shareholders will continue to hold an indirect interest in the property and assets of Coinsquare through the WonderFi Shares that they receive pursuant to the Transaction, and (iv) existing CoinSmart Shareholders will continue to hold an indirect interest in the property and assets of CoinSmart through the WonderFi Shares that they receive pursuant to the Transaction. The Transaction does not change any of the assets, properties, rights, liabilities, obligations, business or operations of either WonderFi, Coinsquare, or CoinSmart on a consolidated basis.

Pursuant to the Plans of Arrangement, in no event will any holder of Coinsquare Shares or CoinSmart Shares be entitled to a fractional WonderFi Share. Where the aggregate number of WonderFi Shares to be issued to a holder of Coinsquare Shares or CoinSmart Shares, respectively, as consideration under the Transaction would result in a fraction of a WonderFi Share being issuable, then the number of WonderFi Shares to be received by such holder of Coinsquare Shares or CoinSmart Shares, as applicable, will be rounded down to the nearest whole number of WonderFi Shares without any additional compensation or cost.

In connection with the Transaction and pursuant to the WonderFi Voting Agreement, the WonderFi Board shall be reconstituted to be comprised of nine (9) Directors, as follows:

• four (4) nominees of Coinsquare (being Michael Wekerle, Jason Theofilos, Nicholas Thadaney, and Wendy Rudd);

• three (3) nominees of WonderFi (being Robert Halpern, Dean Skurka, and Chris Marsh); and

• two (2) nominees of CoinSmart (being Justin Hartzman and G. Scott Paterson).

The Transaction involves a number of steps which will commence at the Effective Time and will occur and will be deemed to occur consecutively in the sequence, and without any further act or formality, as provided in the Plans of Arrangement. See "The Transaction - Effect of the Transaction".

Background to the Transaction

The terms of the Transaction are the result of arm's length negotiations between representatives of WonderFi, Coinsquare, and CoinSmart, and their respective advisors. This Information Circular contains a summary of the events leading up to the negotiation of the Business Combination Agreement, including the negotiations, discussions and actions between WonderFi, Coinsquare, and CoinSmart that preceded the execution and public announcement of the Business Combination Agreement. See "The Transaction - Background to the Transaction".

Reasons for the Transaction

All Parties

Each of WonderFi, Coinsquare, and CoinSmart expects WonderFi, as the Combined Company following completion of the Transaction, to offer benefits for shareholders of each of WonderFi, Coinsquare, and CoinSmart. The following is a summary of the principal reasons for the respective recommendations of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board:

(a) Canada's Largest Crypto Asset Trading Platform. The Combined Company will have transacted over $17 billion in crypto transactions since 2017 and will have over $600 million in combined assets under custody, together with a diversified and compliant offering across trading, payments, staking and yield products and related services.

(b) Strong Balance Sheet with Investments Across the Crypto Ecosystem. The Combined Company is expected to have total cash and investments exceeding $40 million at Closing and no debt.

(c) Cost Synergies & Operational Efficiencies. Best in class compliance, multi-channel marketing and a shared services model will allow the Combined Company to yield significant cost and operational synergies relating to shared services across customer acquisition strategies, marketing and branding, financial reporting consolidation, compliance, legal, development and technology operational shared best practices.

(d) High Beta Exposure to Market Leading Platforms. The Combined Company will wholly own multiple platforms including Bitbuy, Coinberry, Coinsquare, CoinSmart, SmartPay, CBIX, Bitcoin.ca, and soon to launch, BetLegend.

(e) Consolidated Investment Dealer. The registered Canadian crypto asset trading businesses of the three companies are anticipated to be consolidated under Coinsquare's investment dealer registrant and New SRO member, CCML.

(f) Predictable and Growing B2B Crypto Payments Vertical. Global Crypto Payment Processing division SmartPay provides a growing and profitable division with international clients.

(g) Track Record of Revenue Generation. Combined fiscal year 2022 revenues among WonderFi, Coinsquare and CoinSmart totalling approximately $36 million.

(h) Investment in Tetra - Canada's only Qualified Custodian for Digital Assets. Backed by Coinbase Ventures and other well-known financial institutions, Tetra Trust is Canada's only qualified custodian for digital assets, and Coinsquare's approximately 42% ownership represents significant potential upside for the shareholders of the Combined Company.

(i) Entering Regulated iGaming and Sports Betting in Ontario. With forecasts exceeding $40 billion in wagers placed in Ontario since regulation, BetLegend will be well positioned to capture market share by leveraging the Combined Company's combined 1.65 million registered Canadian customers to dramatically bolster the Combined Company's long-term ARPU across all verticals.

(j) Scale and Immediate Path to Profitability. The Combined Company's scale, operational synergies and efficiencies is expected to achieve a clear path to profitability, including by rationalizing the costs of operating a registered investment dealer.

(k) Global Expansion Opportunities. CoinSmart's growing EuropeanOTC division provides an opportunity for the Combined Company to expand its presence outside of Canada.

(l) Shareholder and Insider Support. Directors, officers, and shareholders of WonderFi representing an aggregate of approximately 14% of the WonderFi Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their WonderFi Shares in favour of the WonderFi Transaction Resolution. Directors, officers and shareholders of Coinsquare representing an aggregate of approximately 58% of the Coinsquare Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their Coinsquare Shares in favour of the Coinsquare Arrangement Resolution. Directors and officers of CoinSmart representing an aggregate of approximately 46% of the CoinSmart Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their CoinSmart Shares in favour of the CoinSmart Arrangement Resolution.

(m) Fairness Opinions. Haywood has provided an opinion to the WonderFi Board, a copy of which is attached as Schedule F to the Information Circular, that, as of April 2, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be paid by WonderFi in connection with the Transaction is fair, from a financial point of view, to WonderFi. Origin has provided an opinion to the Coinsquare Board, a copy of which has been provided to the Coinsquare Shareholders, that, as of April 2, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be paid to Coinsquare Shareholders in connection with the Transaction is fair, from a financial point of view, to the Coinsquare Shareholders. Eight Capital has provided an opinion to the CoinSmart Board, a copy of which is attached as Schedule G to the Information Circular, that, as of March 27, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be paid to CoinSmart Shareholders in connection with the Transaction is fair, from a financial point of view, to the CoinSmart Shareholders.

(n) Arm's-Length Negotiations. The terms of the Business Combination Agreement and the Transaction are the result of a comprehensive arm's-length negotiation process, undertaken with the oversight and participation of WonderFi's, Coinsquare's, and CoinSmart's respective legal counsel and financial advisors. The WonderFi Board, Coinsquare Board, and CoinSmart Board each took an active role in overseeing and providing guidance and instructions to management and their respective advisors in respect of the strategic review process and negotiations concerning the Transaction. The terms of the Business Combination Agreement treat all WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders equitably and fairly.

(o) Ability to Accept a Superior Proposal. The Business Combination Agreement permits each of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, in exercise of its fiduciary duties, to respond, prior to their respective Transaction Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to their respective Shareholders than the Transaction. The Business Combination Agreement provides that, notwithstanding the non-solicitation covenants contained in the Business Combination Agreement, if one of the Parties' boards of directors receives an unsolicited Acquisition Proposal that did not result from a breach of that Party's non-solicitation covenants and that Party's board of directors determines in good faith after consultation with its financial advisors and outside legal counsel is or would reasonably be expected to constitute a Superior Proposal, then that Party may enter into discussions or negotiations or otherwise assist the Person making such Acquisition Proposal, provided the requirements of the Business Combination Agreement are met, and that Party's board of directors retains the ability to consider and respond to the Superior Proposal prior to their respective Transaction Meeting on the specific terms and conditions set forth in the Business Combination Agreement, including the payment of the Termination Fee to the other Parties, if a Superior Proposal is accepted. See "The Business Combination Agreement - Covenants Regarding Acquisition Proposals" and "The Business Combination Agreement - Termination Fee and Expense Reimbursement".

(p) WonderFi Shareholder Approval Required. The Transaction must be approved by the affirmative vote of a simple majority of the votes cast by WonderFi Shareholders virtually present or represented by proxy at the WonderFi Meeting and entitled to vote thereat. See "Information Concerning the WonderFi Meeting" and "Matters to be Considered at the WonderFi Meeting".

(q) Determination of Fairness by the Court. Completion of the Transaction is conditional upon receipt of the Final Orders. The Court will consider, during the hearing for the Final Orders, the procedural and substantive fairness of the terms and conditions of the Coinsquare Arrangement and the CoinSmart Arrangement.

(r) Financial, Legal and Other Advice. Extensive financial, legal and other advice was provided to the WonderFi Board, the Coinsquare Board, and the CoinSmart Board. This advice included detailed financial advice from highly qualified and experienced financial advisors as to the potential value that might have resulted from other strategic alternatives reasonably available to WonderFi, Coinsquare, and CoinSmart.

(s) Ability to Close. The Parties believe that each of the Parties are committed to completing the Transaction and has a proven track record of completing deals, and anticipates that the Parties will be able to complete the Transaction, in accordance with the terms of the Business Combination Agreement, within a reasonable time and in any event prior to the Outside Date.

(t) Increased Public Float and Liquidity. WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders are expected to experience greater liquidity by participating in the Combined Company with a more widely-held shareholder base.

For additional information, see "The Transaction - Reasons for the Transaction - All Parties".

The anticipated benefits of the Transaction, and the principal reasons for the respective recommendations of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board in respect of the Transaction, include and are based on certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors".

WonderFi

The WonderFi Board, in reaching the determination to approve the Transaction and the Business Combination Agreement and to recommend that the WonderFi Shareholders vote in favour of the WonderFi Transaction Resolution, considered, among other things a number of strategic, financial, operational and other factors, including those matters described under "The Transaction - Reasons for the Transaction - All Parties" as well as the following factors and potential benefits of the Transaction:

• WonderFi Shareholders are expected to benefit from the growth opportunities associated with the Combined Company resulting from the Transaction, which is anticipated to be a larger, stronger and more diverse company than WonderFi as it currently exists;

• Haywood has provided an opinion to the WonderFi Board, a copy of which is attached as Schedule F to this Information Circular, that, as of April 2, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be paid by WonderFi in connection with the Transaction is fair, from a financial point of view, to WonderFi (see "The Transaction - WonderFi Fairness Opinion"); and

• WonderFi Shareholder Approval is required to approve the WonderFi Transaction Resolution. If the WonderFi Transaction Resolution is not approved, the Transaction may not be completed on the terms expected or at all.

The foregoing discussion of the information and factors considered by the WonderFi Board is not intended to be exhaustive. In addition, the WonderFi Board did not assign any relative or specific weights to the foregoing factors, and individual members of the WonderFi Board may have given differing weights to different factors. See "The Transaction - Reasons for the Transaction - All Parties" and "The Transaction - Reasons for the Transaction - WonderFi".

Coinsquare

In determining that the Transaction is in the best interests of Coinsquare and that the Transaction is fair to the Coinsquare Shareholders, and in recommending that the Coinsquare Shareholders vote in favour of the Coinsquare Arrangement Resolution, the Coinsquare Directors considered and relied upon a number of strategic and substantive factors, procedural safeguards, and risks and uncertainties, including, among others, the matters described under "The Transaction - Reasons for the Transaction - All Parties" and the following:

• the extent of the review of alternative opportunities carried out by Coinsquare and its financial advisors prior to entering into the Business Combination Agreement;

• the opportunity to deliver value and liquidity to Coinsquare Shareholders;

• the Coinsquare Shareholders are expected to benefit from the growth opportunities associated with the Combined Company, which is anticipated to be a larger, stronger and more diverse company than Coinsquare as it currently exists, with potentially greater access to capital markets;

• if the Business Combination Agreement is terminated in certain circumstances specified in the Business Combination Agreement, including (i) where CoinSmart terminates the Business Combination Agreement to accept a CoinSmart Superior Proposal, (ii) a CoinSmart Change in Recommendation occurs and (iii) if CoinSmart breaches any representation or warranty or fails to perform any covenant or agreement set forth in the Business Combination Agreement (subject to certain cure periods), CoinSmart, Coinsquare and WonderFi have agreed to irrevocably and unconditionally release one another from any Claims for or by reason of or in any way arising out of, in connection with, or in any way related to the Coinsquare/CoinSmart SPA;

• the Transaction and Business Combination Agreement are the result of comprehensive arm's-length negotiation process and includes terms and conditions that are reasonable in the circumstances, with the oversight and participation of independent directors of the Coinsquare Board and the financial and legal advisors of Coinsquare;

• Coinsquare Shareholders are expected to experience greater liquidity by participating in the Combined Company with a more widely-held shareholder base;

• the Coinsquare Fairness Opinion, a copy of which has been provided to the Coinsquare Shareholders, which states that, as of the date thereof, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth therein, the consideration to be paid to the Coinsquare Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Coinsquare Shareholders. See "The Transaction - Coinsquare Fairness Opinion";

• the Coinsquare Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Coinsquare Arrangement to the Coinsquare Shareholders;

• the Coinsquare Arrangement Resolution must receive the necessary Coinsquare Shareholder Approval. If the Coinsquare Arrangement Resolution is not approved, the Transaction may not be completed on the terms expected or at all;

• registered Coinsquare Shareholders who do not vote in favour of the CoinSmart Arrangement will have the right to require a judicial appraisal of their Coinsquare Shares and obtain fair value pursuant to the proper exercise of Dissent Rights; and

• the Coinsquare Arrangement is for 100% of the Coinsquare Shares and, under the Coinsquare Plan of Arrangement, all Coinsquare Shareholders are treated identically and fairly.

The Coinsquare Directors' recommendations were based upon the totality of the information presented and considered by them. The foregoing summary of the information and factors considered by the Coinsquare Directors is not intended to be exhaustive. In addition, the Coinsquare Directors did not assign any relative or specific weights to the foregoing factors, and individual members of the Coinsquare Board may have given differing weights to different factors. See "The Transaction - Reasons for the Transaction - All Parties" and "The Transaction - Reasons for the Transaction - Coinsquare".

CoinSmart

In determining that the Transaction is in the best interests of CoinSmart and that the consideration to be received by CoinSmart Shareholders pursuant to the Transaction is fair to the CoinSmart Shareholders, and in recommending that the CoinSmart Shareholders vote in favour of the CoinSmart Arrangement Resolution, the CoinSmart Directors considered and relied upon a number of strategic and substantive factors, procedural safeguards, and risks and uncertainties, including, among others, the matters described under "The Transaction - Reasons for the Transaction - All Parties" and the following:

• the CoinSmart Exchange Ratio of 1.801462 WonderFi Shares for each CoinSmart Share represents consideration of approximately $0.29 per CoinSmart Share and a 81% premium based on the 20-day VWAP of the WonderFi Shares, being $0.16, and the CoinSmart Shares, being $0.16, determined as of the close of business on March 31, 2023 (being the last trading day prior to the date of the Business Combination Agreement);

• the extent of the review of alternative opportunities carried out by CoinSmart and its financial advisors prior to entering into the Business Combination Agreement;

• the CoinSmart Shareholders are expected to benefit from the growth opportunities associated with the Combined Company, which is anticipated to be a larger, stronger and more diverse company than CoinSmart as it currently exists, with potentially greater access to capital markets;

• the issuance of the Earnout Rights as part of the consideration issuable to CoinSmart Shareholders pursuant to the Transaction, including the right to share in any Earnout Payments payable pursuant to the Earnout Rights, represents significant future potential upside to the CoinSmart Shareholders resulting from the Transaction;

• except in limited circumstances specified in the Business Combination Agreement, including where CoinSmart terminates the Business Combination Agreement to accept a CoinSmart Superior Proposal, if the Business Combination Agreement is terminated, CoinSmart has maintained its ability to commence legal proceedings against Coinsquare to seek monetary damages arising from certain breaches of the Coinsquare/CoinSmart SPA alleged by CoinSmart;

• the Transaction and Business Combination Agreement are the result of comprehensive arm's-length negotiation process and includes terms and conditions that are reasonable in the circumstances, with the oversight and participation of independent directors of the CoinSmart Board and the financial and legal advisors of CoinSmart;

• CoinSmart Shareholders are expected to experience greater liquidity by participating in the Combined Company with a more widely-held shareholder base;

• the CoinSmart Fairness Opinion, the full text of which is set forth in Schedule G, which states that, as of the date thereof, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth therein, the consideration to be paid to the CoinSmart Shareholders pursuant to the Transaction is fair, from a financial point of view, to the CoinSmart Shareholders. See "The Transaction - CoinSmart Fairness Opinion";

• the CoinSmart Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the CoinSmart Arrangement to the CoinSmart Shareholders;

• the CoinSmart Arrangement Resolution must receive the necessary CoinSmart Shareholder Approval. If the CoinSmart Arrangement Resolution is not approved, the Transaction may not be completed on the terms expected or at all;

• registered CoinSmart Shareholders who do not vote in favour of the CoinSmart Arrangement will have the right to require a judicial appraisal of their CoinSmart Shares and obtain fair value pursuant to the proper exercise of Dissent Rights; and

• the CoinSmart Arrangement is for 100% of the CoinSmart Shares and, under the CoinSmart Plan of Arrangement, all CoinSmart Shareholders are treated identically and fairly.

The CoinSmart Directors' recommendations were based upon the totality of the information presented and considered by them. The foregoing summary of the information and factors considered by the CoinSmart Directors is not intended to be exhaustive. In addition, the CoinSmart Directors did not assign any relative or specific weights to the foregoing factors, and individual members of the CoinSmart Board may have given differing weights to different factors. See "The Transaction - Reasons for the Transaction - All Parties" and "The Transaction - Reasons for the Transaction - CoinSmart".

WonderFi Fairness Opinion

On March 22, 2023, WonderFi engaged Haywood to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be paid by WonderFi pursuant to the Transaction.

None of Haywood, its affiliates or associates, is an insider, associate or affiliate of either Coinsquare, CoinSmart, or WonderFi or any of their respective associates or affiliates, nor is it a financial advisor to any of the foregoing or any Person other than WonderFi in respect of the Transaction.

At a meeting of the WonderFi Board on April 2, 2023, Haywood verbally delivered its opinion, and subsequently confirmed in writing, that as at the date thereof, the Consideration to be paid by WonderFi pursuant to the Transaction is fair, from a financial point of view, to WonderFi. The Fairness Opinion was provided solely for the information and assistance of the WonderFi Board in connection with its consideration of the Transaction. The WonderFi Fairness Opinion was not intended to be and does not constitute a recommendation to the WonderFi Board, and is not a recommendation to any WonderFi Shareholder or any other Person on how to act or vote with respect to the Transaction. The WonderFi Fairness Opinion addresses only the fairness to WonderFi, from a financial point of view, of the Consideration to be paid by WonderFi pursuant to the Transaction. Haywood expresses no view or opinion as to any other terms or aspects of the Transaction.

In deciding to recommend and approve the Transaction, the WonderFi Board considered, among other things, the WonderFi Fairness Opinion. The WonderFi Fairness Opinion was only one of many factors considered by the WonderFi Board in evaluating the Transaction and should not be viewed as determinative of the views of the WonderFi Board with respect to the Transaction or the Consideration to be paid by WonderFi pursuant to the Transaction.

The preparation of a fairness opinion, such as the WonderFi Fairness Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. A copy of the written WonderFi Fairness Opinion, setting out the assumptions made, matters considered, and limitations and qualifications on the review undertaken in connection with the WonderFi Fairness Opinion, is attached to Schedule F to this Information Circular. WonderFi Shareholders are urged to read the WonderFi Fairness Opinion carefully and in its entirety. See "The Transaction - WonderFi Fairness Opinion" and Schedule F to this Information Circular.

Recommendation of the WonderFi Board

Having undertaken a thorough review of, and having carefully considered, the Business Combination Agreement and the WonderFi Fairness Opinion, and such other matters considered relevant, in consultation with management, WonderFi's legal advisors and Haywood, the WonderFi Board unanimously resolved: (i) that the Transaction is in the best interests of WonderFi and the Transaction is fair to the WonderFi Shareholders, (ii) to approve WonderFi entering into the Business Combination Agreement, and (iii) to recommend that the WonderFi Shareholders vote in favour of the WonderFi Transaction Resolution.

Accordingly, the WonderFi Board unanimously recommends that the WonderFi Shareholders vote FOR the WonderFi Transaction Resolution. See "The Transaction - Recommendation of the WonderFi Board" and "Matters to be Considered at the WonderFi Meeting".

Coinsquare Fairness Opinion

On April 21, 2021, Coinsquare engaged Origin to act as its financial advisor to review potential strategic transactions. Origin and Coinsquare confirmed the terms of such engagement pursuant to a letter agreement dated March 28, 2023. Pursuant to such letter agreement, Origin agreed to provide Coinsquare with various advisory services in connection with the Transaction, including the provision of the Coinsquare Fairness Opinion.

At a meeting of the Coinsquare Board on March 29, 2023, Origin delivered a verbal fairness opinion to the Coinsquare Board, which opinion was subsequently confirmed in writing and in which Origin stated that, as of the date thereof and based upon and subject to the matters set forth therein, including the assumptions, limitations and qualifications set forth therein and such other matters as Origin considered relevant, the consideration to be paid to the Coinsquare Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Coinsquare Shareholders. A copy of the Coinsquare Fairness Opinion has been provided to the Coinsquare Shareholders.

The Coinsquare Fairness Opinion addresses only the fairness to the Coinsquare Shareholders, from a financial point of view, of the Consideration to be paid to the Coinsquare Shareholders by Coinsquare pursuant to the Transaction. Origin expresses no view or opinion as to any other terms or aspects of the Transaction.

In deciding to recommend and approve the Transaction, the Coinsquare Board considered, among other things, the Coinsquare Fairness Opinion. The Coinsquare Fairness Opinion was only one of many factors considered by the Coinsquare Board in evaluating the Transaction and should not be viewed as determinative of the views of the Coinsquare Board with respect to the Transaction or the Consideration to be paid by Coinsquare pursuant to the Transaction.

The foregoing is only a summary of the Coinsquare Fairness Opinion and is qualified in its entirety by the full text of the Coinsquare Fairness Opinion. The Coinsquare Board urges Coinsquare Shareholders to read the Coinsquare Fairness Opinion carefully in its entirety. The full text of the written Coinsquare Fairness Opinion, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Origin, has been provided to the Coinsquare Shareholders. The preparation of a fairness opinion, such as the Coinsquare Fairness Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description.

Recommendation of the Coinsquare Board

Having undertaken a thorough review of, and having carefully considered, the Business Combination Agreement and the Coinsquare Fairness Opinion, and such other matters considered relevant, in consultation with management, Coinsquare's legal advisors and Origin, the Coinsquare Board has unanimously (a) determined that the Transaction and the entry by Coinsquare into the Business Combination Agreement are in the best interests of Coinsquare, (b) approved the Transaction and the entering into by Coinsquare of the Business Combination Agreement and (c) resolved to recommend that the Coinsquare Shareholders vote in favour of the Coinsquare Arrangement Resolution.

Accordingly, the Coinsquare Board unanimously recommends that the Coinsquare Shareholders vote FOR the Coinsquare Arrangement Resolution. See "The Transaction - Recommendations of the Coinsquare Board" and "Matters to be Considered at the Coinsquare Meeting".

CoinSmart Fairness Opinion

On April 28, 2022, CoinSmart engaged Eight Capital to act as its financial advisor to review potential strategic transactions. Eight Capital and CoinSmart confirmed the terms of such engagement pursuant to a letter agreement dated April 28, 2022. Pursuant to such letter agreement, Eight Capital agreed to provide CoinSmart with various advisory services in connection with the Transaction, including the provision of the CoinSmart Fairness Opinion.

At a meeting of the CoinSmart Board on March 27, 2023, Eight Capital delivered a verbal fairness opinion to the CoinSmart Board, which opinion was subsequently confirmed in writing and in which Eight Capital stated that, as of the date thereof and based upon and subject to the matters set forth therein, including the assumptions, limitations and qualifications set forth therein and such other matters as Eight Capital considered relevant, the consideration to be paid to the CoinSmart Shareholders pursuant to the Transaction is fair, from a financial point of view, to the CoinSmart Shareholders. The full text of the CoinSmart Fairness Opinion is attached as Schedule G to this Information Circular.

The CoinSmart Fairness Opinion addresses only the fairness to the CoinSmart Shareholders, from a financial point of view, of the Consideration to be paid to the CoinSmart Shareholders by CoinSmart pursuant to the Transaction. Eight Capital expresses no view or opinion as to any other terms or aspects of the Transaction.

The CoinSmart Fairness Opinion was provided solely for the use of the CoinSmart Board in its consideration of the Transaction and is not a recommendation to any CoinSmart Shareholder as to how to vote or act on any matter relating to the Transaction.

In deciding to recommend and approve the Transaction, the CoinSmart Board considered, among other things, the CoinSmart Fairness Opinion. The CoinSmart Fairness Opinion was only one of many factors considered by the CoinSmart Board in evaluating the Transaction and should not be viewed as determinative of the views of the CoinSmart Board with respect to the Transaction or the Consideration to be paid by CoinSmart pursuant to the Transaction.

The foregoing is only a summary of the CoinSmart Fairness Opinion and is qualified in its entirety by the full text of the CoinSmart Fairness Opinion. The CoinSmart Board urges CoinSmart Shareholders to read the CoinSmart Fairness Opinion carefully in its entirety. The full text of the written CoinSmart Fairness Opinion, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Eight Capital, is attached as Schedule G to this Information Circular. The preparation of a fairness opinion, such as the CoinSmart Fairness Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description.

Recommendation of the CoinSmart Board

Having undertaken a thorough review of, and having carefully considered, the Business Combination Agreement and the CoinSmart Fairness Opinion, and such other matters considered relevant, in consultation with management, CoinSmart's legal advisors and Eight Capital, the CoinSmart Board has unanimously (a) determined that the Transaction is in the best interests of CoinSmart, (b) determined that the consideration to be received by CoinSmart Shareholders pursuant to the Transaction is fair; (c) approved the Transaction and the entering into by CoinSmart of the Business Combination Agreement and (d) resolved to recommend that the CoinSmart Shareholders vote in favour of the CoinSmart Arrangement Resolution.

Accordingly, the CoinSmart Board unanimously recommends that the CoinSmart Shareholders vote FOR the CoinSmart Arrangement Resolution. See "The Transaction - Recommendations of the CoinSmart Board" and "Matters to be Considered at the CoinSmart Meeting".

Business Combination Agreement

The Transaction will be effected pursuant to the Business Combination Agreement. The Business Combination Agreement contains representations and warranties and covenants of and from each of WonderFi, Coinsquare, and CoinSmart, and various conditions, with respect to WonderFi, Coinsquare, and CoinSmart.

The Business Combination Agreement provides that, upon the occurrence of certain termination events, each of WonderFi, Coinsquare, and/or CoinSmart may be required to pay to the other the Termination Fee or the Expense Reimbursement. See "The Business Combination Agreement - Termination Fee and Expense Reimbursement".

This Information Circular contains a summary of certain provisions of the Business Combination Agreement and is qualified in its entirety by the full text of the Business Combination Agreement, a copy of which is available under the respective SEDAR profiles of WonderFi and CoinSmart at www.sedar.com. See "The Business Combination Agreement".

Voting and Support Agreements

WonderFi

On April 2, 2023, each of the WonderFi VSA Supporting Shareholders, collectively holding approximately 14% of the outstanding WonderFi Shares, entered into the WonderFi Voting and Support Agreements with Coinsquare and CoinSmart, pursuant to which they agreed to vote, or cause to be voted, the WonderFi Shares beneficially owned, directly or indirectly, or controlled or directed by them, or subsequently acquired by them, (a) in favour of the WonderFi Transaction Resolution and any other matter necessary for the consummation of the Transaction and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction or delay or interfere with, the completion of the Transaction.

Coinsquare

On April 2, 2023, each of the Coinsquare VSA Supporting Shareholders, collectively holding approximately 58% of the outstanding Coinsquare Shares, entered into the Coinsquare Voting and Support Agreements with WonderFi and CoinSmart, pursuant to which they agreed to vote, or cause to be voted, the Coinsquare Shares beneficially owned, directly or indirectly, or controlled or directed by them, or subsequently acquired by them, (a) in favour of the Coinsquare Arrangement Resolution and any other matter necessary for the consummation of the Transaction and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction or delay or interfere with, the completion of the Transaction.

CoinSmart

On April 2, 2023, each of the CoinSmart VSA Supporting Shareholders, collectively holding approximately 46% of the outstanding CoinSmart Shares, entered into the CoinSmart Voting and Support Agreements with WonderFi and Coinsquare, pursuant to which they agreed to vote, or cause to be voted, the CoinSmart Shares beneficially owned, directly or indirectly, or controlled or directed by them, or subsequently acquired by them, (a) in favour of the CoinSmart Arrangement Resolution and any other matter necessary for the consummation of the Transaction and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction or delay or interfere with, the completion of the Transaction.

Escrow Conditions

The WonderFi Shares issued to Coinsquare Shareholders pursuant to the Coinsquare Plan of Arrangement shall be subject to escrow and released as follows: (i) 50% of such WonderFi Shares released on the date that is six (6) months after the Effective Date and (ii) the balance released on the date that is twelve (12) months after the Effective Date.

In addition, notwithstanding the above, the WonderFi Shares issued to the directors and officers of Coinsquare pursuant to the CoinSmart Plan of Arrangement shall be subject to contractual escrow (pursuant to the Coinsquare Voting and Support Agreements) and released as follows: (i) 33% of such WonderFi Shares released on the date that is six (6) months after the Effective Date, (ii) 33% of such WonderFi Shares released on the date that is twelve (12) months after the Effective Date, and (iii) the balance released on the date that is eighteen (18) months after the Effective Date, provided that if, any time following the Effective Time they are no longer a director, officer or employee of WonderFi or one of its affiliates, then (i) 33% of such WonderFi Shares shall be released on the date that is six (6) months after the Effective Date, and (ii) the balance released on the date that is twelve (12) months after the Effective Date.

The WonderFi Shares issued to the CoinSmart Group Investors pursuant to the CoinSmart Plan of Arrangement shall be subject to contractual escrow (pursuant to the CoinSmart Voting and Support Agreements) and released as follows: (i) 33% of such WonderFi Shares released on the date that is six (6) months after the Effective Date, (ii) 33% of such WonderFi Shares released on the date that is twelve (12) months after the Effective Date, and (iii) the balance released on the date that is eighteen (18) months after the Effective Date, provided that if, any time following the Effective Time they are no longer a director, officer or employee of WonderFi or one of its affiliates, then (i) 33% of such WonderFi Shares shall be released on the date that is six (6) months after the Effective Date, and (ii) the balance released on the date that is twelve (12) months after the Effective Date.

Pursuant to the WonderFi Voting and Support Agreements, the WonderFi Group Investors have agreed to have their existing WonderFi Shares subject to contractual escrow for so long as they are both a director and an employee, officer or contractor of WonderFi, and released as follows: (i) 50% of such WonderFi Shares released on the date that is six (6) months after the Effective Date, and (ii) the balance of such WonderFi Shares released on the date that is twelve (12) months after the Effective Date, provided that if, any time following the Effective Time they are no longer a director, officer, employee or contractor of WonderFi or one of its affiliates, then 100% of such WonderFi Shares shall be immediately released from escrow.

Investor Rights Agreements

In connection with the execution of the Business Combination Agreement, WonderFi has entered into the WonderFi Investor Rights Agreement with each of the WonderFi Group Investors, the CoinSmart Investor Rights Agreement with each of the CoinSmart Group Investors, and the Mogo Investor Rights Agreement with Mogo, with respect to certain shareholder rights. Each of the Investor Rights Agreements will become effective upon closing of the Transaction.

Pursuant to the Business Combination Agreement, following completion of the Transaction the WonderFi Board will consist initially of nine (9) directors, including the following Nominees:

  The WonderFi Investor Rights Agreement provides director nomination rights to the WonderFi Group Investors as long as the WonderFi Group Investors collectively own, control or direct, directly or indirectly, in aggregate, 15,000,000 or more of the outstanding WonderFi Shares (inclusive of WonderFi Shares underlying convertible securities of WonderFi individually held by the members of the WonderFi Group Investors), the WonderFi Group Investors shall be entitled to nominate two (2) Nominees (which are initially expected to be Dean Skurka and Robert Halpern).

  The CoinSmart Investor Rights Agreement provides director nomination rights to the CoinSmart Group Investors as long as the CoinSmart Group Investors collectively own, control or direct, directly or indirectly, in aggregate, 20,000,000 or more of the outstanding WonderFi Shares (inclusive of WonderFi Shares underlying convertible securities of WonderFi individually held by the members of the CoinSmart Group Investors), the CoinSmart Group Investors shall be entitled to nominate one (1) Nominee (which is initially expected to be Justin Hartzman).

  The Mogo Investor Rights Agreement provides director nomination rights to Mogo as long as Mogo owns, controls or directs, directly or indirectly, in aggregate, at least 5% or more of the then-outstanding WonderFi Shares (on a non-diluted basis), Mogo shall be entitled to nominate one (1) Nominee (which is initially expected to be Michael Wekerle).

The selection of Nominees, other than the Nominees designated by the WonderFi Group Investors, the CoinSmart Group Investors, and Mogo, shall rest with the WonderFi Board or any committee determined by the WonderFi Board.

Until the later of (i) the date that is twenty four (24) months following the date of the WonderFi Investor Rights Agreement and (ii) the second annual general meeting of WonderFi following the Effective Date, each member of the WonderFi Group Investors, the CoinSmart Group Investors, and Mogo shall each vote, or cause to be voted, all WonderFi Shares owned by such member, or over which such member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that, at each meeting where WonderFi Shareholders consider which Directors are to be elected to or removed from the WonderFi Board or pursuant to any written resolution of the WonderFi Shareholders, the size of the WonderFi Board shall be set and remain at nine (9) directors and WonderFi agrees to maintain the number of Directors at nine (9) during such period.

WonderFi Voting Agreement Resolution

In connection with closing of the Transaction, each of Mogo, Jason Theofilos, the WonderFi Group Investors, and the CoinSmart Group Investors, have entered into the WonderFi Voting Agreement with respect to certain shareholder rights.Until the later of (i) the date that is twenty four (24) months following the date of the WonderFi Voting Agreement and (ii) the second annual general meeting of WonderFi following the Effective Date at which directors are elected to the WonderFi Board, each party to the WonderFi Voting Agreement shall vote, or cause to be voted, all WonderFi Shares owned by them and their permitted transferees, or over which they have voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that, at each meeting of the WonderFi Shareholders at which Directors are to be elected to or proposed to be removed from the WonderFi Board or pursuant to any written resolution of the WonderFi Shareholders (a) such WonderFi Shares are voted in favour of the size of the WonderFi Board being set at and remaining at nine (9) Directors; and (b) such WonderFi Shares are voted in favour of Mogo's Nominee, Jason Theofilos, the two WonderFi Group Investors' Nominees, and the CoinSmart Group Investors' Nominee for election to the WonderFi Board, provided that such Nominees are included as nominees in WonderFi's management information circular relating to such meeting.

Notwithstanding the foregoing, if Mogo, certain specified WonderFi Group Investors, and certain specified CoinSmart Group Investors, as applicable, sell, transfer, or assign more than 25% of their respective WonderFi Shares held as of the Closing of the Transaction, then the other parties to the WonderFi Voting Agreement will not be obligated to vote in favour of the Nominee proposed by Mogo, certain specified WonderFi Group Investors, or certain specified CoinSmart Group Investors, respectively.

At the WonderFi Meeting, in accordance with the requirements of the TSX, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the WonderFi Voting Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms..

If the WonderFi Voting Agreement Resolution is not obtained, then the parties to the WonderFi Voting Agreement intend to amend the WonderFi Voting Agreement, as at the Effective Date, to comply with the rules of the TSX, including to enable such parties to abstain from voting in respect of the nominees selected by the parties to the WonderFi Voting Agreement for appointment to the WonderFi Board, as each may determine in their sole and absolute discretion. The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Voting Agreement Resolution, the full text of which is set forth in Schedule U to the accompanying Information Circular. See "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Voting Agreement Resolution".

WonderFi Option Resolution

Pursuant to the Business Combination Agreement, WonderFi has covenanted to cause, in accordance with the terms of the WonderFi Incentive Plan, each of its WonderFi Options outstanding as of the Effective Date to be repriced to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions and, provided that if such repricing is required by the TSX to be approved by disinterested WonderFi Shareholders and such approval is not obtained, then such repricing shall be null and void and WonderFi shall cease to have any obligations or liabilities in respect thereof

Additionally, in connection with the Transaction, each Coinsquare Option and CoinSmart Option, as applicable, that was not an In-the-Money Option on the date of the Business Combination Agreement and that was outstanding immediately prior to the Effective Time, shall be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi:

  in respect of CoinSmart Options, such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor; and

  in respect of Coinsquare Options, such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor.

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the repricing of the New WonderFi Options issued in exchange for such CoinSmart Options and Coinsquare Options, as follows:

  in respect of CoinSmart Options, each such New WonderFi Option issuable in exchange therefor shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement; and

  in respect of Coinsquare Options, each such New WonderFi Option issuable in exchange therefor shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement.

If the exercise price of the New WonderFi Options issuable in exchange for the CoinSmart Options and the Coinsquare Options, respectively, constitutes a repricing of the Coinsquare Options or CoinSmart Options, as applicable, that is required by the TSX to be approved by the disinterested WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Options or CoinSmart Options, as applicable, in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares or CoinSmart Share, as applicable.

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider a resolution approving the certain existing WonderFi Options and certain stock options of Coinsquare and CoinSmart that will be exchanged for new WonderFi Options in connection with the Transaction. The WonderFi Board unanimously recommends that disinterested WonderFi Shareholders vote FOR the WonderFi Option Resolution, the full text of which is set forth in Schedule R to the accompanying Information Circular. See "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Option Resolution".

WonderFi Consultant Resolution

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the issuance, conditional upon the completion of the Transaction and at WonderFi's election, of an equivalent amount of $600,000 of WonderFi Shares, based on a price per Common Share equal to the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the effective date of the Transaction, to Halpern & Co. in satisfaction of certain consulting arrangements between Halpern & Co. and WonderFi. If the WonderFi Consultant Resolution is not passed by the disinterested WonderFi Shareholders, any applicable amount owing to Halpern & Co. will be paid in cash by WonderFi. See also "The Transaction - Advisors and Consultants".

The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Consultant Resolution, the full text of which is set forth in Schedule S to the accompanying Information Circular. See "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Consultant Resolution".

WonderFi Steering Committee Compensation Resolution

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the issuance of WonderFi Shares to Noel Biderman, Halpern & Co., O'Leary Productions Inc., and LDL Corp., or to entities controlled by them, in consideration for their services to the Steering Committee. See "The Business Combination Agreement - Governance Matters".

The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Steering Committee Compensation Resolution, the full text of which is set forth in Schedule T to the accompanying Information Circular. See "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Steering Committee Compensation Resolution".

Procedure for the Transaction to Become Effective

The Coinsquare Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The CoinSmart Arrangement is proposed to be carried out pursuant to Section 288 of the BCBCA. The following procedural steps must be taken in order for the Transaction to become effective:

• the WonderFi Transaction Resolution must receive the requisite WonderFi Shareholder Approval at the WonderFi Meeting;

• the Coinsquare Arrangement Resolution must receive the requisite Coinsquare Shareholder Approval at the Coinsquare Meeting in the manner set forth in the Coinsquare Interim Order;

• the CoinSmart Arrangement Resolution must receive the requisite CoinSmart Shareholder Approval at the CoinSmart Meeting in the manner set forth in the CoinSmart Interim Order;

• the Court must grant the Coinsquare Final Order approving the Coinsquare Arrangement;

• the Court must grant the CoinSmart Final Order approving the CoinSmart Arrangement;

• all other conditions to the Transaction, as set forth in the Business Combination Agreement, including the receipt of all Required Approvals, must be satisfied or waived by the appropriate Party; and

• the Articles of Arrangement in respect of the Coinsquare Arrangement and a copy of the Coinsquare Final Order, together with such other materials as may be required by the CBCA Director, must be filed with the CBCA Director.

There is no assurance that the conditions set forth in the Business Combination Agreement will be satisfied or waived on a timely basis or that the Court will grant the Final Orders approving the Coinsquare Arrangement and CoinSmart Arrangement. See "Risk Factors".

Upon the conditions set forth in the Business Combination Agreement being satisfied or waived, WonderFi intends to file the Articles of Arrangement and a copy of the Coinsquare Final Order in respect of the Coinsquare Arrangement, together with such other materials as may be required by the CBCA Director, with the CBCA Director in order to give effect to the Coinsquare Arrangement.

WonderFi Shareholder Approval

The WonderFi Transaction Resolution must be approved by a majority of the votes cast by the WonderFi Shareholders present in person or represented by proxy at the WonderFi Meeting. If the WonderFi Transaction Resolution does not receive the requisite WonderFi Shareholder Approval, the Transaction cannot be completed. See "The Transaction - Procedure for the Transaction to Become Effective - WonderFi Shareholder Approval" and "Matters to be Considered at the WonderFi Meeting".

Unless otherwise directed, the Persons named in the form of proxy for the WonderFi Meeting intend to vote in favour of the WonderFi Transaction Resolution in the form set out at Schedule A to this Information Circular. See "Matters to be Considered at the WonderFi Meeting".

Coinsquare Shareholder Approval

Pursuant to the terms of the Interim Order, the Coinsquare Arrangement Resolution must, subject to further order of the Court, be approved by not less than two-thirds (66 2/3%) of the votes cast on the Coinsquare Arrangement Resolution by Coinsquare Shareholders, voting together as a single class, present in person or represented by proxy at the Coinsquare Meeting.

The Coinsquare Arrangement Resolution must receive the Coinsquare Shareholder Approval in order for Coinsquare to seek its Final Order and complete the Coinsquare Arrangement and the Transaction on the Effective Date in accordance with its Final Order and the Business Combination Agreement. See "The Transaction - Procedure for the Transaction to Become Effective - Coinsquare Shareholder Approval" and "Matters to be Considered at the WonderFi Meeting".

Unless otherwise directed, the Persons named in the form of proxy for the Coinsquare Meeting intend to vote in favour of the Coinsquare Arrangement Resolution, substantially the form set out at Schedule B to this Information Circular. See "Matters to be Considered at the WonderFi Meeting".

CoinSmart Shareholder Approval

Pursuant to the terms of the Interim Order, the CoinSmart Arrangement Resolution must, subject to further order of the Court, be approved by:

(a) not less than two-thirds (66 2/3%) of the votes cast on the CoinSmart Arrangement Resolution by CoinSmart Shareholders, voting together as a single class, present in person or represented by proxy at the CoinSmart Meeting; and

(b) not less than a simple majority of the votes cast on the CoinSmart Arrangement Resolution by CoinSmart Shareholders present in person or represented by proxy at the CoinSmart Meeting, after excluding the votes cast in respect of CoinSmart Shares beneficially owned or over which control or direction is exercised by Justin Hartzman, Jeremy Koven and Michael Koral (and any other related party of CoinSmart that will receive a "collateral benefit" as defined in MI 61-101 in connection with the Transaction), in accordance with MI 61-101. See "Securities Law Matters - MI 61-101 - CoinSmart".

The CoinSmart Arrangement Resolution must receive the CoinSmart Shareholder Approval in order for CoinSmart to seek its Final Order and complete the CoinSmart Arrangement and the Transaction on the Effective Date in accordance with its Final Order and the Business Combination Agreement. See "The Transaction - Procedure for the Transaction to Become Effective - CoinSmart Shareholder Approval" and "Matters to be Considered at the CoinSmart Meeting".

Unless otherwise directed, the Persons named in the form of proxy for the CoinSmart Meeting intend to vote in favour of the CoinSmart Arrangement Resolution, substantially the form set out at Schedule C to this Information Circular. See "Matters to be Considered at the CoinSmart Meeting".

Coinsquare Court Approval

On May 10, 2023, Coinsquare obtained the Coinsquare Interim Order providing for the calling and holding of the Coinsquare Meeting, Coinsquare Dissent Rights and other procedural matters. Copies of the Coinsquare Interim Order and the Coinsquare Petition are attached as Schedule H and Schedule J, respectively, to this Information Circular.

The CBCA requires the Court to approve the Coinsquare Arrangement. Subject to the terms of the Business Combination Agreement, if the WonderFi Transaction Resolution, the Coinsquare Arrangement Resolution, and the CoinSmart Arrangement Resolution are approved at the WonderFi Meeting, the Coinsquare Meeting and the CoinSmart Meeting, respectively, Coinsquare will make an application to the Court for the Coinsquare Final Order at 9:45 a.m. (Vancouver time) on June 25, 2023, or as soon thereafter as the hearing of the Coinsquare Final Order can be heard, or at such other date and time as the Court may direct, in person before a Judge of the British Columbia Supreme Court. At the application, the Court will be requested to consider, among other things, the fairness of the Coinsquare Arrangement. See "Procedure for the Transaction to Become Effective - Coinsquare Court Approval".

CoinSmart Court Approval

On May 10, 2023, CoinSmart obtained the CoinSmart Interim Order providing for the calling and holding of the CoinSmart Meeting, CoinSmart Dissent Rights and other procedural matters. Copies of the CoinSmart Interim Order and the CoinSmart Petition are attached as Schedule I and Schedule K, respectively, to this Information Circular.

The BCBCA requires the Court to approve the CoinSmart Arrangement. Subject to the terms of the Business Combination Agreement, if the WonderFi Transaction Resolution, the Coinsquare Arrangement Resolution, and the CoinSmart Arrangement Resolution are approved at the WonderFi Meeting, the Coinsquare Meeting and the CoinSmart Meeting, respectively, CoinSmart will make an application to the Court for the CoinSmart Final Order at 9:45 a.m. (Vancouver time) on June 25, 2023, or as soon thereafter as the hearing of the CoinSmart Final Order can be heard, or at such other date and time as the Court may direct, in person before a Judge of the British Columbia Supreme Court. At the application, the Court will be requested to consider, among other things, the fairness of the CoinSmart Arrangement. See "Procedure for the Transaction to Become Effective - CoinSmart Court Approval".

Required Approvals

The Business Combination Agreement provides that receipt of all Required Approvals, including the Final Orders and the TSX Approval (which has not yet been received) for the listing of the WonderFi Shares issuable pursuant to the Transaction is a condition to the Transaction becoming effective. See "Procedure for the Transaction to Become Effective - Required Approvals".

Stock Exchange Listing and Delisting Matters

On March 31, 2023, the last trading day on which the WonderFi Shares and CoinSmart Shares traded prior to announcement of the Transaction, the closing price of the WonderFi Shares on the TSX was $0.16 and the closing price of the CoinSmart Shares on the NEO Exchange was $0.17. On May 11, 2023, the last trading day preceding the date of this Information Circular, the price of the WonderFi Shares on the TSX was $0.16 and the closing price of the CoinSmart Shares on the NEO Exchange was $0.22.

For information with respect to the trading history of the WonderFi Shares and the CoinSmart Shares, see "Information Concerning WonderFi - Trading Price and Volume" in Schedule M to this Information Circular and "Information Concerning CoinSmart - Trading Price and Volume" in Schedule O to this Information Circular.

It is anticipated that the CoinSmart Shares will be delisted from the NEO following completion of the Transaction and WonderFi will apply to have CoinSmart cease to be a reporting issuer in the jurisdictions in which it is currently a reporting issuer. See "Cautionary Note Regarding Forward-Looking Statements" and "The Transaction - Stock Exchange Listing and Delisting Matters".

It is a condition of Closing that the TSX shall have conditionally approved certain matters relating to the Transaction, subject to notice of issuance and WonderFi providing the TSX with customary documentation, including with respect to, the listing of the WonderFi Shares issuable in connection with the Transaction. See Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Transaction Resolution".

The matters set out herein remain subject to the further approval of the TSX. In the event that the TSX deems the Transaction to be a backdoor listing pursuant to Section 626 of the TSX Company Manual, the Combined Company will be required to demonstrate that it meets the original listing requirements of the TSX, to the satisfaction of the TSX. If the Combined Company does not meet the original listing requirements of the TSX, it may be delisted from the TSX. Although WonderFi is confident that such requirements will be satisfied, there can be no assurances that all conditions of the TSX will be met. In such event, the Combined Company will pursue a listing on an alternative stock exchange.

Expenses

Except as otherwise expressly provided in the Business Combination Agreement, all costs and expenses, including fees, disbursements and charges of counsel, financial advisors and accountants, incurred in connection with the Business Combination Agreement and the transactions contemplated thereby shall be paid by the Party incurring such costs and expenses, whether or not the Effective Time shall have occurred. Notwithstanding the foregoing, under the Business Combination Agreement, the Parties acknowledged and agreed that all fees and disbursements of U.S. legal counsel engaged by WonderFi in respect of the Transaction shall be borne equally by the Parties.

Effective Date

If the WonderFi Transaction Resolution, the Coinsquare Arrangement Resolution, and the CoinSmart Arrangement Resolution are all passed at their respective meetings, and all conditions disclosed under "The Business Combination Agreement - Conditions to the Transaction Becoming Effective" are met or waived in accordance with the terms of the Business Combination Agreement, it is anticipated that the Transaction will be completed as soon as practicable following the date on which the conditions to completion of the Transaction are satisfied or waived with effect as of 12:01 a.m. (Vancouver time) on such date. Subject to receipt of the Required Approvals, WonderFi, Coinsquare, and CoinSmart presently intend that the Transaction will be completed as soon as practicable following the completion of the WonderFi Meeting, the Coinsquare Meeting, the CoinSmart Meeting, and the issuance of the Final Orders. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors".

Selected Unaudited Pro Forma Financial Information for WonderFi

This Information Circular contains certain unaudited pro forma financial information for WonderFi, as the Combined Company after giving effect to the Transaction, for the year ended December 31, 2022. Such pro forma financial information should be read in conjunction with: (a) the WonderFi Financial Statements, (b) the Coinsquare Financial Statements attached as Appendix A to Schedule N to this Information Circular, and (c) the CoinSmart Financial Statements, which in the case of WonderFi and CoinSmart are incorporated by reference herein and the WonderFi Financial Statements and CoinSmart Financial Statements are available under each of WonderFi and CoinSmart's respective SEDAR profiles on www.sedar.com. See "Information Concerning the Combined Company - Selected Pro Forma Consolidated Financial Information" in Schedule P to this Information Circular.

Conflicts of Interest

To the knowledge of management of WonderFi, Coinsquare, and CoinSmart, no existing or potential material conflicts of interest exist presently or will exist between the Parties or any subsidiary of the Parties and any proposed director, officer or promoter of WonderFi or any subsidiary of WonderFi following completion of the Transaction.

Income Tax Considerations

The income tax considerations applicable to Coinsquare Shareholders and CoinSmart Shareholders under the Transaction are complex and may depend on their particular circumstances. Coinsquare Shareholders and CoinSmart Shareholders should carefully review the tax considerations described in this Information Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See "Certain Canadian Federal Income Tax Considerations" for a general discussion of certain Canadian federal income tax considerations.

Securities Law Information for Canadian Shareholders

The issuance of the WonderFi Shares, Earnout Rights and New WonderFi Options in connection with the Transaction will constitute a distribution of securities, which is exempt from the prospectus requirements of Canadian securities legislation. The WonderFi Shares may be resold in each of the provinces and territories of Canada without resale restrictions, provided the holder is not a "control person" as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

The resale of any WonderFi Shares acquired in connection with the Transaction may be required to be made through properly registered securities dealers. Each Coinsquare Shareholder and CoinSmart Shareholder is urged to consult professional advisers to determine the conditions and restrictions applicable to trades in such shares. See "Securities Law Matters".

Securities Law Information for U.S. Shareholders

The WonderFi Shares, Earnout Rights and New WonderFi Options to be issued and exchanged in connection with the Transaction have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and such securities are being issued in reliance upon the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from registration under applicable U.S. state securities laws. As a result, the WonderFi Shares, Earnout Rights and New WonderFi Options issued pursuant to the Transaction to Persons in the United States or to, for the account or benefit of, U.S. Persons who are "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of WonderFi at the Effective Date or who have been affiliates of WonderFi within ninety days before the Effective Date may be subject to certain restrictions on transfer under applicable U.S. federal and state securities laws. Coinsquare Securityholders and CoinSmart Securityholders should consult their own legal and financial advisors concerning the applicable United States federal, state and local securities law consequences of the Transaction. See "The Transaction", and "Securities Law Matters - U.S. Securities Laws".

Risk Factors

WonderFi Shareholders who vote in favour of the WonderFi Transaction Resolution, Coinsquare Shareholders who vote in favour of the Coinsquare Arrangement Resolution, and CoinSmart Shareholders who vote in favour of the CoinSmart Arrangement Resolution will be voting in favour of combining the businesses of WonderFi, Coinsquare, and CoinSmart, and investing in the Combined Company's business. There are certain risk factors associated with the Transaction that should be carefully considered by WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders, including those related to an investment in the WonderFi Shares and an investment in the business of WonderFi. WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders should review carefully the risk factors set forth under the heading entitled "Risk Factors" in this Information Circular, and the risk factors set forth in the schedules and documents incorporated by reference hereto. A summary of certain of the principal risk factors concerning WonderFi, Coinsquare, and CoinSmart, as well as certain risk factors associated with the Transaction, are set forth below:

• WonderFi, Coinsquare, and CoinSmart may not realize the anticipated benefits of the Transaction;

• the Parties could fail to complete the Transaction or the Transaction may be completed on different terms;

• the Termination Fee, if triggered, and the terms of the Voting and Support Agreements, may discourage third parties from attempting to acquire a Party;

• the Parties will incur substantial transaction-related costs in connection with the Transaction;

• the issuance of WonderFi Shares pursuant to the Transaction, if completed, will have an immediate dilutive effect on the current WonderFi Shareholders' ownership interest in WonderFi;

• the unaudited pro forma financial information of WonderFi, as the Combined Company, is presented for illustrative purposes only and may not be an indication of the Combined Company's results of operations or financial condition following the completion of the Transaction;

• if the Transaction is not completed or its completion is materially delayed and/or the Business Combination Agreement is terminated, the market price of the WonderFi Shares, the Coinsquare Shares, and/or the CoinSmart Shares may be materially adversely affected;

• there are risks related to the integration of WonderFi's, Coinsquare's, and CoinSmart's existing businesses, including that WonderFi Shareholders, the Coinsquare Shareholders, and the CoinSmart Shareholders may be exposed to additional business risks not previously applicable to their respective investments prior to the Transaction;

• while the Transaction is pending, the Parties are restricted from taking certain actions, which may affect their ability to execute on certain strategic opportunities;

• the pending Transaction may divert the attention of management of the Parties, impact the Parties' abilities to attract or retain key personnel or impact the Parties' third party business relationships;

• WonderFi, Coinsquare, and CoinSmart directors and senior officers may have interests in the Transaction that are different from those of the WonderFi Shareholders, the Coinsquare Shareholders, and the CoinSmart Shareholders;

• there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to WonderFi, Coinsquare, or CoinSmart;

• Coinsquare and/or CoinSmart may be required to make a substantial cash payment to Coinsquare Dissenting Shareholders and/or CoinSmart Dissenting Shareholders, respectively, which could have an adverse effect on such Party's financial condition and cash resources if the Transaction is completed;

• the market price of the WonderFi Shares, the Coinsquare Shares, and the CoinSmart Shares at any given point in time may not accurately reflect the long-term value of WonderFi, Coinsquare, or CoinSmart, respectively;

• as a result of the Transaction and the corresponding transactions, the voting power of the existing WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders will be substantially diluted; and

• significant demands will be placed on the Combined Company following completion of the Transaction.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Information Circular, and the WonderFi AIF and the CoinSmart AIF, each of which are incorporated by reference herein. WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders should carefully consider all such risk factors. See "Risk Factors".

WonderFi AGM Resolutions

The WonderFi Meeting will also be held for the purposes of conducting an annual general meeting of WonderFi Shareholders, whereby WonderFi Shareholders will be asked to consider, and if deemed advisable, to approve, the WonderFi Auditor Resolution, the WonderFi Director Appointment Resolution, and such other further or other business as may properly come before the WonderFi Meeting and any adjournments thereof.

The WonderFi Board unanimously recommends that the WonderFi Shareholders vote FOR the WonderFi AGM Resolutions. See "Matters to be Considered at the WonderFi Meeting".

THE TRANSACTION

On April 2, 2023, WonderFi, Coinsquare and CoinSmart entered into the Business Combination Agreement pursuant to which WonderFi has agreed to acquire: (i) all of the Coinsquare Shares by way of the Coinsquare Arrangement, and (ii) all of the CoinSmart Shares by way of the CoinSmart Arrangement, in an all-equity business combination transaction.

The Coinsquare Arrangement will be effected by way of a court-approved plan of arrangement under the CBCA involving, among others, WonderFi, Coinsquare, and the Coinsquare Securityholders, pursuant to the terms of the Coinsquare Plan of Arrangement, the Business Combination Agreement, the Coinsquare Interim Order and the Coinsquare Final Order. Subject to receipt of the WonderFi Shareholder Approval, the Coinsquare Shareholder Approval, the CoinSmart Shareholder Approval, the Final Orders and the satisfaction or waiver of certain other conditions, WonderFi will acquire all of the issued and outstanding Coinsquare Shares on the Effective Date.

The CoinSmart Arrangement will be effected by way of a court-approved plan of arrangement under the BCBCA involving, among others, WonderFi, CoinSmart, and the CoinSmart Securityholders, pursuant to the terms of the CoinSmart Plan of Arrangement, the Business Combination Agreement, the CoinSmart Interim Order and the CoinSmart Final Order. Subject to receipt of the WonderFi Shareholder Approval, the Coinsquare Shareholder Approval, the CoinSmart Shareholder Approval, the Final Orders and the satisfaction or waiver of certain other conditions, WonderFi will acquire all of the issued and outstanding CoinSmart Shares on the Effective Date.

Pursuant to the Transaction, if completed:

  the Coinsquare Shareholders (other than dissenting Coinsquare Shareholders) will receive 6.946745 WonderFi Shares for each Coinsquare Share held; and

  the CoinSmart Shareholders (other than dissenting CoinSmart Shareholders) will receive 1.801462 WonderFi Shares for each CoinSmart Share held. In addition, each CoinSmart Share (other than CoinSmart Shares held by dissenting CoinSmart Shareholders) will be exchanged for one Earnout Right (generally defined as a right to share proportionately in up to an additional $15 million of total consideration, which may be paid by WonderFi in cash or a combination of cash and WonderFi Shares, based on the revenues of CoinSmart's SmartPay business (over a period of three years following closing of the Transaction)).  Specifically, up to 50% of each Earnout Payment may, at the election of WonderFi, be satisfied by the issuance of WonderFi Shares, calculated using the 10-day volume-weighted average price of the WonderFi Shares as listed on the TSX on the business day immediately preceding the relevant payment date. In addition, subject to certain conditions WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to 0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election), which may be satisfied in cash or a combination of cash and WonderFi Shares.

In addition, effective at the Effective Time:

  each Coinsquare Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to Effective Time (whether vested or unvested) and that has not otherwise been exercised for Coinsquare Shares shall be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,678,684 Coinsquare Options that were In-the-Money Options as of that date;

  each Coinsquare Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the Coinsquare Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,493,509 Coinsquare Options that were not In-the-Money Options as of that date;

  each CoinSmart Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for CoinSmart Shares shall be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,382,770 CoinSmart Options that were In-the-Money Options as of that date;

  each CoinSmart Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the CoinSmart Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of CoinSmart Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 591,126 CoinSmart Options that were not In-the-Money Options as of that date;

  each holder of outstanding CoinSmart Warrants will be entitled to receive, upon exercise, that number of WonderFi Shares (applying the CoinSmart Exchange Ratio) which the holder would have been entitled to receive under the CoinSmart Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the CoinSmart Shares to which such holder would have been entitled if such holder had exercised the CoinSmart Warrants immediately prior to the Effective Time. Subject to the foregoing, each CoinSmart Warrant will continue to be governed by and be subject to its current terms;

  each CoinSmart RSU outstanding, whether vested or unvested, which has not otherwise been settled in CoinSmart Shares prior to the Effective Time in accordance with the terms of the CoinSmart Incentive Plan and the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor; and

  all WonderFi Options outstanding as of the Effective Date will be repriced to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions.

The principal features of the Transaction are summarized below and are qualified in their entirety by reference to the full text of the Business Combination Agreement and the Plans of Arrangement. For further details regarding WonderFi, please refer to Schedule M to this Information Circular. For further details regarding Coinsquare, please refer to Schedule N to this Information Circular. For further details regarding CoinSmart, please refer to Schedule O  to this Information Circular. For further details concerning WonderFi, as the Combined Company following Closing, please refer to Schedule P to this Information Circular.

Background to the Transaction

The following is an overview of the context, process and negotiations leading to the announcement of the Transaction.

Background to the Business Combination Agreement

Each of the CoinSmart Board, the Coinsquare Board and the WonderFi Board routinely evaluates business alternatives and strategic opportunities as part of their respective ongoing evaluation of developments in the marketplace.  They participate in discussions with third parties regarding possible commercial arrangements, partnerships and transactions, and they regularly consider opportunities to enhance shareholder value.

On September 22, 2022, CoinSmart and Coinsquare entered into the Coinsquare/CoinSmart SPA, providing for the sale of all of the issued and outstanding shares of Simply Digital Technologies Inc., being CoinSmart's wholly-owned operating subsidiary, to Coinsquare, constituting the sale of all or substantially all of the undertaking of CoinSmart.

On January 9, 2023, Coinsquare delivered a notice to CoinSmart terminating the Coinsquare/CoinSmart SPA. On January 17, 2023, CoinSmart delivered a response to Coinsquare rejecting the validity and effectiveness of Coinsquare's termination of the Coinsquare/CoinSmart SPA. CoinSmart and Coinsquare subsequently exchanged correspondence outlining their respective positions regarding the validity and effectiveness of the termination of the Coinsquare/CoinSmart SPA by Coinsquare.

The WonderFi Board had been monitoring the development of the Coinsquare/CoinSmart SPA, and the subsequent discussions between Coinsquare and CoinSmart with respect to the termination of the Coinsquare/CoinSmart SPA.

On February 16, 2023, a mutual non-disclosure agreement was signed between CoinSmart, Coinsquare and WonderFi. Following execution of the mutual non-disclosure agreement, on February 16, 2023, Robert Halpern of Halpern & Co, acting as advisor to WonderFi, arranged a meeting with CoinSmart Executives (Justin Hartzman, Jeremy Koven), Coinsquare Executives (Martin Piszel, Eric Richmond), and Dean Skurka, President of Interim CEO of WonderFi. The objective of the meeting was to discuss a potential business combination of all three Parties as a way to pursue multilateral consolidation of players in the Canadian crypto market and address the impediments to the transactions contemplated by the Coinsquare/CoinSmart SPA.

Each Party then proceeded to retain external financial and legal advisors and set-up formal data rooms.  Financial and legal due diligence was then commenced by each Party on the other Parties.

On or about February 17, 2023, a non-binding framework of terms for a three-way business combination was circulated among the Parties and was considered and negotiated by the senior management and the financial and legal advisors of each Party between February 17, 2023 and February 27, 2023.

On February 27, 2023, a meeting of the Coinsquare Board was convened to review the non-binding framework of terms and discuss the potential three-way business combination.  Following a presentation by Coinsquare's management with respect to the Transaction, the Coinsquare Board discussed implications of CoinSmart's position rejecting Coinsquare's termination of the Coinsquare/CoinSmart SPA, the structure of a potential three-way business combination that could address the reasons behind Coinsquare's termination of the Coinsquare/CoinSmart SPA, and Coinsquare's M&A opportunities and strategy, generally.  The Coinsquare Board discussed securities regulatory considerations, particularly as they relate to Coinsquare's New SRO dealer and marketplace member subsidiary, Coinsquare Capital Markets Ltd., as well as corporate governance considerations.  The Coinsquare Board approved the non-binding framework of terms, subject to the resolution of certain issues, and instructed Coinsquare management to undertake further diligence and to return to the Coinsquare Board for further discussion.

On February 28, 2023, a meeting of the WonderFi Board was convened to discuss the non-binding framework of terms with respect to the Transaction provided by senior management of WonderFi, as well as WonderFi's M&A strategy, generally, including other potential M&A opportunities which may be available to WonderFi. Following a presentation by senior management, the WonderFi Board discussed matters with respect to corporate governance and applicable securities laws with WonderFi's external legal counsel. The WonderFi Board approved the non-binding framework of terms, subject to the inclusion of certain revisions as requested from the WonderFi Board, to be subsequently finalized by senior management of WonderFi.

On March 2, 2023, following a review of other potential corporate opportunities with its financial advisor and confirmation by its legal advisors that the non-binding framework of terms did not contain any exclusivity provision, the non-binding framework of terms was approved by the CoinSmart Board subject to senior management confirming certain corporate matters with the other Parties. The CoinSmart Board and its legal advisors also determined that, considering the structure of the proposed Transaction and the size of the CoinSmart Board, it was neither required by Applicable Laws nor practicable to form a special committee to review and negotiate the proposed Transaction. Specifically, three of the five members of the CoinSmart Board are independent and the independent directors are well informed as to the activities and operations of CoinSmart, and are all active participants in the supervision of the management of the business and affairs of CoinSmart. The CoinSmart Board also determined that, considering that the non-binding framework of terms raised potential MI 61-101 concerns, the independent directors of CoinSmart must consult with the CoinSmart financial and legal advisors to receive independent advice in respect of MI 61-101 matters.

On March 3, 2023, the Parties finalized and executed the non-binding framework of terms in respect of the Transaction, dated effective as of February 28, 2023.

During March of 2023, all Parties conducted detailed due diligence reviews, performed site visits, and communicated regularly with each other's senior management teams. On March 13, 2023, WonderFi delivered to the other Parties its initial version of a draft Business Combination Agreement. From March 13, 2023 through April 2, 2023, the Parties negotiated terms and exchanged drafts of the Business Combination Agreement and other transaction documents related thereto.

During this time period, Coinsquare's senior management also discussed support of the proposed Transaction with its two largest shareholders under appropriately defined "over-the-wall" restrictions.

The WonderFi Board regularly met with senior management of WonderFi and its financial and legal advisors on an ongoing basis during March of 2023, both on a formal and informal basis, to receive updates on the status of the proposed Transaction, including details with respect to the proposed terms of the draft Business Combination Agreement, as well as with respect to other potential M&A opportunities which may be available to WonderFi. Such meetings were held on March 10, 22, 23, 24, 27 and 28, 2023, respectively.

The CoinSmart Board met with senior management of CoinSmart on March 14, March 20 and March 27, 2023, to receive an update on the status of the proposed Transaction with Coinsquare and WonderFi, including the current terms of the draft Business Combination Agreement and a description of the remaining items to be resolved.

The independent directors of CoinSmart were also in regular contact with the financial and legal advisors of CoinSmart as well as its Chief Executive Officer and other executive officers to informally, on an ad hoc basis, receive updates on the proposed Transaction with Coinsquare and WonderFi and to ask questions of such advisors and management. The independent directors of CoinSmart also communicated amongst themselves on a regular basis leading up to the execution of the Business Combination Agreement. Further, Scott Paterson was actively involved in the negotiation of issues fundamental to the Business Combination Agreement and the Transaction.

In early March, Coinsquare received an unsolicited expression of interest from a foreign party in a strategic arrangement with Coinsquare. Senior management engaged in discussions on a potential structure for a transaction with such party, however, at all times Coinsquare's senior management as well as its financial and legal advisors continued to be actively involved in advancing the Transaction.

The Coinsquare Board met with senior management of Coinsquare and its external legal and financial advisers on March 13, March 23, March 29 and March 31, 2023 to receive an update on the status of the proposed Transaction with CoinSmart and WonderFi, including the terms of the draft Business Combination Agreement then the outstanding issues being discussed and negotiated.

During February and March 2023, CoinSmart received unsolicited expressions of interest from two third-parties.  These expressions of interest were considered and negotiated by CoinSmart's senior management and its financial advisor. The CoinSmart Board was kept apprised of these developments. Throughout this process, CoinSmart's senior management, financial and legal advisors continued to be actively involved in advancing the Transaction.

On March 27, 2023, the CoinSmart Board met with its financial and advisors and the senior management of CoinSmart to receive an update on the status of the proposed Transaction, including the current terms of the draft Business Combination Agreement and a description of the remaining items to be resolved. In addition, Eight Capital, as the financial advisor to CoinSmart, presented its view on the fairness of the proposed Transaction to the CoinSmart Board. The independent directors of CoinSmart also held an extensive in camera session with CoinSmart's financial and legal advisors.

On March 27, 2023, the CoinSmart Board also discussed the status of the unsolicited expressions of interest with senior management and the CoinSmart financial and legal advisors.  At that time, it was considered that the unsolicited expressions of interest did not provide superior value to CoinSmart and the CoinSmart Shareholders, and also involved substantial completion risks in terms of financing and timing.

On March 29, 2023, the Coinsquare Board also discussed the status of the unsolicited expression of interest from the foreign party in a strategic arrangement with Coinsquare. The Coinsquare Board concluded that the unsolicited expression of interest was not advanced enough to merit further consideration and involved substantial completion risks from a timing perspective thus was not in the best interest of Coinsquare and its shareholders.

Transaction Approvals

On March 27, 2023, CoinSmart's senior management presented to the CoinSmart Board its summary of the proposed Transaction and the negotiations with Coinsquare and WonderFi. The CoinSmart Board also met with its financial advisor, Eight Capital, who presented its view on the fairness of the proposed Transaction to CoinSmart and delivered to the CoinSmart Board its verbal fairness opinion on the proposed Transaction and concluded that the consideration offered for the Transaction pursuant to the Business Combination Agreement is fair, from a financial point of view, to the CoinSmart Shareholders. The CoinSmart Board further met with its legal advisors who provided an update on the status of the proposed Transaction, including an overview of the terms of the draft Business Combination Agreement, the remaining items to be resolved and certain risks associated with the proposed Transaction.  CoinSmart senior management also provided an update on the status of the unsolicited proposals and recommended that the CoinSmart Board not consider them further as they were not in the best interests of CoinSmart. The CoinSmart Board, together with its legal advisors, also reviewed the process that was undertaken by CoinSmart and the directors' fiduciary duties in considering the proposed Transaction.

In the morning of April 2, 2023, the Coinsquare Board met with its senior management team, its legal advisors and its financial advisors to review the terms of the draft Business Combination Agreement and the related transaction documents as well as the Coinsquare Fairness Opinion.  After thorough review and discussion, the Coinsquare Board unanimously agreed that the Transaction is advisable and in the best interests of Coinsquare and the Coinsquare shareholders and that the Transaction is fair from a financial perspective.  The Coinsquare Board considered the results of the due diligence undertaken on the other Parties, the synergies to be gained from the Transaction in terms of operational efficiencies and competitive advantage and the current market climate, and voted to approve the entering into of the Business Combination Agreement and related transaction documents and to recommend that the Coinsquare shareholders vote in favour of the Coinsquare Arrangement Resolution.

In the afternoon of April 2, 2023, the WonderFi Board met with its financial advisor Haywood, along with its external legal counsel and senior management to receive an update on the status of the proposed Transaction, including the current terms of the draft Business Combination Agreement, and a description of the remaining items to be resolved. Haywood also orally presented its view on the fairness of the proposed Transaction to WonderFi, and delivered to the WonderFi Board its verbal fairness opinion on the proposed Transaction and concluded that the consideration to be offered for the Transaction pursuant to the Business Combination Agreement was fair, from a financial point of view to WonderFi. The WonderFi Board also met with its legal advisors who provided an update on the status of the proposed Transaction, including an overview of the terms of the draft Business Combination Agreement, the remaining items to be resolved and certain duties and risks associated with the proposed Transaction. WonderFi senior management also provided an update on the status of other potential M&A opportunities potentially available to WonderFi, and recommended that WonderFi proceed with the Transaction.

Subject to resolving remaining issues, after thorough review and discussion of the proposed Transaction, the terms of the draft Business Combination Agreement and the related transaction documents, the verbal fairness opinion delivered to the WonderFi Board by Haywood, and the views of the legal advisors and senior management, the WonderFi Board unanimously agreed that the Transaction is advisable and in the best interests of WonderFi and that the consideration to be paid by WonderFi pursuant to the Transaction is fair from a financial point of view to WonderFi. The WonderFi Board unanimously voted to approve the entering into of the Business Combination Agreement and to recommend that the WonderFi Shareholders vote their WonderFi Shares in favour of the WonderFi Transaction Resolution.

In the afternoon of April 2, 2023, the CoinSmart Board met with its legal advisors and senior management of CoinSmart to receive a further update on the status of the proposed Transaction, including the current terms of the Business Combination Agreement and transaction documents related thereto as well as the remaining outstanding items to be resolved.

After thorough review and discussion of the proposed Transaction, the terms of the draft Business Combination Agreement and the related transaction documents and the CoinSmart Fairness Opinion and following further consultation with legal advisors and senior management, the CoinSmart Board unanimously agreed that the Transaction is advisable and in the best interests of CoinSmart and that the consideration to be received by CoinSmart Shareholders pursuant to the Transaction is fair, from a financial point of view, to the CoinSmart Shareholders. The CoinSmart Board voted to approve the entering into of the Business Combination Agreement and to recommend that the CoinSmart Shareholders vote their CoinSmart Shares in favour of the CoinSmart Arrangement Resolution.

In its review of the Transaction, each of the WonderFi Board, the CoinSmart Board, and the Coinsquare Board independently considered a number of factors, including: (i) the background to the transaction discussed above, (ii) the due diligence undertaken to validate the structure of the Transaction and (iii) the other factors set out under "The Transaction - Reasons for the Transaction".

In the late evening on April 2, 2023, the remaining issues on the Business Combination Agreement and related transaction documents were resolved by the Parties.  The Business Combination Agreement, each of the CoinSmart Voting and Support Agreements, Coinsquare Voting and Support Agreement and WonderFi Voting and Support Agreement as well as all ancillary transaction documents related thereto were finalized, executed and delivered by all the Parties.

The Parties issued a joint press release announcing the Transaction prior to market opening on April 3, 2023.

Reasons for the Transaction

All Parties

In the course of their evaluation of the Transaction and reaching their decision to approve the Transaction and the Business Combination Agreement, the WonderFi Board, Coinsquare Board, and CoinSmart Board each consulted with their respective senior management and received advice from their respective independent legal and financial advisors. The WonderFi Board, Coinsquare Board, and CoinSmart Board carefully considered all aspects of the Transaction and the Business Combination Agreement and considered a number of factors in making their unanimous recommendations in favour of the Transaction Resolutions, including the following:

(a) Canada's Largest Crypto Asset Trading Platform. The Combined Company will have transacted over $17 billion in crypto transactions since 2017 and will have over $600 million in combined assets under custody, together with a diversified and compliant offering across trading, payments, staking and yield products and related services.

(b) Strong Balance Sheet with Investments Across the Crypto Ecosystem. The Combined Company is expected to have total cash and investments exceeding $40 million on Closing and no debt.

(c) Cost Synergies & Operational Efficiencies. Best in class compliance, multi-channel marketing and a shared services model will allow the Combined Company to yield significant cost and operational synergies relating to shared services across customer acquisition strategies, marketing and branding, financial reporting consolidation, compliance, legal, development and technology operational shared best practices.

(d) High Beta Exposure to Market Leading Platforms. The Combined Company will wholly own multiple platforms including Bitbuy, Coinberry, Coinsquare, CoinSmart, SmartPay, CBIX, Bitcoin.ca, and soon to launch, BetLegend.

(e) Consolidated Investment Dealer. The registered Canadian crypto asset trading businesses of the three companies are anticipated to be consolidated under Coinsquare's investment dealer registrant and New SRO member, CCML.

(f) Predictable and Growing B2B Crypto Payments Vertical. Global Crypto Payment Processing division SmartPay provides a growing and profitable division with international clients.

(g) Track Record of Revenue Generation. Combined fiscal year 2022 revenues among WonderFi, Coinsquare and CoinSmart totalling approximately $36 million.

(h) Investment in Tetra - Canada's only Qualified Custodian for Digital Assets. Backed by Coinbase Ventures and other well-known financial institutions, Tetra Trust is Canada's only qualified custodian for digital assets, and Coinsquare's approximately 42% ownership represents significant potential upside for the shareholders of the Combined Company.

(i) Entering Regulated iGaming and Sports Betting in Ontario. With forecasts exceeding $40 billion in wagers placed in Ontario since regulation, BetLegend will be well positioned to capture market share by leveraging the Combined Company's combined 1.65 million registered Canadian customers to dramatically bolster the Combined Company's long-term ARPU across all verticals.

(j) Scale and Immediate Path to Profitability. The Combined Company's scale, operational synergies and efficiencies is expected to achieve a clear path to profitability, including by rationalizing the costs of operating a registered investment dealer.

(k) Global Expansion Opportunities. CoinSmart's growing EuropeanOTC division provides an opportunity for the Combined Company to expand its presence outside of Canada.

(l) Strong Leadership Team. The Combined Company will bring together the proven track-records of the boards and management of all three organizations to drive superior performance and deliver strong returns to shareholders through disciplined capital allocation, operational excellence and industry-leading performance.

(m) Diversification of Product Offerings and Revenue Profile. The diverse product and service offerings of the Combined Company will enable it to operate in a number of industry verticals and generate revenue from multiple sources, reducing the risk of overreliance on any one product or sector.

(n) Shareholder and Insider Support. Directors, officers, and shareholders of WonderFi representing an aggregate of approximately 14% of the WonderFi Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their WonderFi Shares in favour of the WonderFi Transaction Resolution. Directors, officers and shareholders of Coinsquare representing an aggregate of approximately 58% of the Coinsquare Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their Coinsquare Shares in favour of the Coinsquare Arrangement Resolution. Directors and officers of CoinSmart representing an aggregate of approximately 46% of the CoinSmart Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their CoinSmart Shares in favour of the CoinSmart Arrangement Resolution.

(o) Arm's-Length Negotiations. The terms of the Business Combination Agreement and the Transaction are the result of a comprehensive arm's-length negotiation process, undertaken with the oversight and participation of WonderFi's, Coinsquare's, and CoinSmart's respective legal counsel and financial advisors. The WonderFi Board took an active role in overseeing and providing guidance and instructions to management and WonderFi's advisors in respect of the strategic review process and negotiations concerning the Transaction. The terms of the Business Combination Agreement treat all WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders equitably and fairly.

(p) Ability to Accept a Superior Proposal. The Business Combination Agreement permits each of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, in exercise of its fiduciary duties, to respond, prior to their respective Transaction Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to their respective Shareholders than the Transaction. The Business Combination Agreement provides that, notwithstanding the non-solicitation covenants contained in the Business Combination Agreement, if one of the Parties' boards of directors receives an unsolicited Acquisition Proposal that did not result from a breach of that Party's non-solicitation covenants and that Party's board of directors determines in good faith after consultation with its financial advisors and outside legal counsel is or would reasonably be expected to constitute a Superior Proposal, then that Party may enter into discussions or negotiations or otherwise assist the Person making such Acquisition Proposal, provided the requirements of the Business Combination Agreement are met, and that Party's board of directors retains the ability to consider and respond to the Superior Proposal prior to their respective Transaction Meeting on the specific terms and conditions set forth in the Business Combination Agreement, including the payment of the Termination Fee to the other Parties, if a Superior Proposal is accepted. See "The Business Combination Agreement - Covenants Regarding Acquisition Proposals" and "The Business Combination Agreement - Termination Fee and Expense Reimbursement".

(q) Determination of Fairness by the Court. Completion of the Transaction is conditional upon receipt of the Final Orders. The Court will consider, during the hearing for the Final Orders, the procedural and substantive fairness of the terms and conditions of the Coinsquare Arrangement and the CoinSmart Arrangement.

(r) Financial, Legal and Other Advice. Extensive financial, legal and other advice was provided to each of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board. This advice included detailed financial advice from highly qualified and experienced financial advisors as to the potential value that might have resulted from other strategic alternatives reasonably available to WonderFi, Coinsquare, and CoinSmart.

(s) Ability to Close. The Parties believe that each of the Parties are committed to completing the Transaction and has a proven track record of completing deals, and anticipates that the Parties will be able to complete the Transaction, in accordance with the terms of the Business Combination Agreement, within a reasonable time and in any event prior to the Outside Date.

(t) Increased Public Float and Liquidity. WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders are expected to experience greater liquidity by participating in the Combined Company with a more widely-held shareholder base.

In reaching their determination, the WonderFi Board, Coinsquare Board, and CoinSmart Board each also considered a number of potential risks and potential negative factors relating to the Transaction, including the following:

(a) Risks of Non-Completion. The risks to WonderFi, Coinsquare, or CoinSmart, as applicable, if the Transaction is not completed in a timely manner or at all, including the costs incurred in pursuing the Transaction, the potential requirement to pay a Termination Fee or Expense Reimbursement to the other Parties in certain circumstances, the diversion of management resources away from the conduct of the business of WonderFi, Coinsquare, or CoinSmart, as applicable, and the resulting uncertainty which might result in their respective customers, suppliers, distributors, partners or other counterparties delaying or deferring decisions concerning, or evaluating their relationships with, WonderFi, Coinsquare, or CoinSmart, as applicable.

(b) Limitations on Solicitation and Termination Fee. The Business Combination Agreement contains limitations on the ability of WonderFi, Coinsquare, or CoinSmart, as applicable, to solicit additional interest from third parties for Acquisition Proposals, including the required parameters in order to proceed with a Superior Proposal, and the potential requirement to pay a Termination Fee to each of the other Parties in certain circumstances.

(c) Restrictions on Business. The restrictions imposed pursuant to the Business Combination Agreement on the conduct of the business and operations of WonderFi, Coinsquare, or CoinSmart, as applicable, during the period between the execution of the Business Combination Agreement and the completion of the Transaction.

(d) Failure to Obtain Regulatory and Other Approvals. The risk that Required Approvals and other approvals will not be obtained or that such approvals will unduly delay Closing.

(e) Dilution. The WonderFi Shareholders, Coinsquare Shareholders, or CoinSmart Shareholders, as applicable, will be subject to dilution of their interests in the business of WonderFi, Coinsquare, or CoinSmart, as applicable, upon completion of the Transaction.

(f) Risk Factors Relating to the Combined Company. The risk factors relating to WonderFi, as the Combined Company following Closing, described under the heading "Risk Factors - Risk Factors Relating to the Combined Company".

In reaching their determination, the WonderFi Board, Coinsquare Board, and CoinSmart Board each also considered and evaluated, among other things:

• current industry, economic and market conditions and trends; and

• other stakeholders, including creditors, suppliers, employees, customers and the communities in which WonderFi, Coinsquare, or CoinSmart, as applicable, operates.

WonderFi

In addition to the factors set forth above, the WonderFi Board also considered the following factors and potential benefits and risks of the Transaction particular to WonderFi:

• WonderFi Fairness Opinion. Haywood has provided an opinion to the WonderFi Board, a copy of which is attached as Schedule F to the Information Circular, that, as of April 2, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be paid by WonderFi in connection with the Transaction is fair, from a financial point of view, to WonderFi.

• Shareholder Approval Required. The Transaction must be approved by the affirmative vote of a simple majority of the votes cast by WonderFi Shareholders virtually present or represented by proxy at the WonderFi Meeting and entitled to vote thereat. See "Information Concerning the WonderFi Meeting" and "Matters to be Considered at the WonderFi Meeting".

Coinsquare

In addition to the factors set forth above, the Coinsquare Board also considered the following factors and potential benefits and risks of the Transaction particular to Coinsquare:

• Participation by Coinsquare Shareholders in the future growth of the Combined Company. The consideration to be received by Coinsquare Shareholders pursuant to the Coinsquare Arrangement, is equity-based, which will preserve cash resources to fund growth of the Combined Company and permit all shareholders to remain fully invested and exposed to the upside. If the Transaction is completed, Coinsquare Shareholders will hold approximately 42% of the issued and outstanding shares of the Combined Company on a partially diluted basis. Through ownership of shares in the Combined Company, Coinsquare Shareholders will have the opportunity to participate in the opportunities associated with the Combined Company's assets and properties and any future increase in value of the Combined Company.

• Release of Claims under Coinsquare/CoinSmart SPA. If the Business Combination Agreement is terminated in certain circumstances specified in the Business Combination Agreement, including (i) where CoinSmart terminates the Business Combination Agreement to accept a CoinSmart Superior Proposal, (ii) a CoinSmart Change in Recommendation occurs and (iii) if CoinSmart breaches any representation or warranty or fails to perform any covenant or agreement set forth in the Business Combination Agreement (subject to certain cure periods), CoinSmart, Coinsquare and WonderFi have agreed to irrevocably and unconditionally release one another from any Claims for or by reason of or in any way arising out of, in connection with, or in any way related to the Coinsquare/CoinSmart SPA.

• Negotiated Transaction and Oversight by Independent Directors. The Transaction is the result of a comprehensive arm's-length negotiation process and includes terms and conditions that are reasonable in the circumstances, with the oversight and participation of independent directors of the Coinsquare Board and the financial and legal advisors of Coinsquare.

• Coinsquare Fairness Opinion. Origin has provided an opinion to the Coinsquare Board, a copy of which has been provided to the Coinsquare Shareholders, that, as of April 2, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by Coinsquare Shareholders in connection with the Transaction is fair, from a financial point of view, to Coinsquare Shareholders.

• Special Majority Approval. The required Coinsquare Shareholders' approvals are protective of the rights of Coinsquare Shareholders. The Coinsquare Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Coinsquare Shareholders at the Coinsquare Meeting, present in person or by proxy and entitled to vote at the Coinsquare Meeting.

• Dissent Rights. Registered Coinsquare Shareholders who do not vote in favour of the Coinsquare Arrangement will have the right to require a judicial appraisal of their Coinsquare Shares and obtain fair value pursuant to the proper exercise of Coinsquare Dissent Rights.

• 100% Acquisition of Coinsquare Shares. The Coinsquare Arrangement involves the acquisition of 100% of the Coinsquare Shares and, under the Coinsquare Plan of Arrangement, all Coinsquare Shareholders are treated identically and fairly.

CoinSmart

In addition to the factors set forth above, the CoinSmart Board also considered the following factors and potential benefits and risks of the Transaction particular to CoinSmart:

• Attractive Premium. The CoinSmart Exchange Ratio of 1.801462 WonderFi Shares for each CoinSmart Share represents consideration of approximately $0.29 per CoinSmart Share and a 81% premium based on the 20-day VWAP of the WonderFi Shares, being $0.16, and the CoinSmart Shares, being $0.16, determined as of the close of business on March 31, 2023 (being the last trading day prior to the date of the Business Combination Agreement).

• Participation by CoinSmart Shareholders in the future growth of the Combined Company. The consideration to be received by CoinSmart Shareholders pursuant to the CoinSmart Arrangement, other than the Earnout Payments, is equity-based, which will preserve cash resources to fund growth of the Combined Company and permit all shareholders to remain fully invested and exposed to the upside. If the Transaction is completed, CoinSmart Shareholders will hold approximately 19% of the issued and outstanding shares of the Combined Company on a partially diluted basis. Through ownership of shares in the Combined Company, CoinSmart Shareholders will have the opportunity to participate in the opportunities associated with the Combined Company's assets and properties and any future increase in value of the Combined Company.

• Potential Earnout Payments. The issuance of the Earnout Rights as part of the consideration issuable to CoinSmart Shareholders pursuant to the Transaction, including the right to share in any Earnout Payments payable pursuant to the Earnout Rights, represents significant future potential upside to the CoinSmart Shareholders resulting from the Transaction.

• Preservation of Litigation Rights under Coinsquare/CoinSmart SPA. Except in limited circumstances specified in the Business Combination Agreement, including where CoinSmart terminates the Business Combination Agreement to accept a CoinSmart Superior Proposal, if the Business Combination Agreement is terminated, CoinSmart has maintained its ability to commence legal proceedings against Coinsquare to seek monetary damages arising from certain breaches of the Coinsquare/CoinSmart SPA alleged by CoinSmart.

• Negotiated Transaction and Oversight by Independent Directors. The Transaction is the result of a comprehensive arm's-length negotiation process and includes terms and conditions that are reasonable in the circumstances, with the oversight and participation of independent directors of the CoinSmart Board and the financial and legal advisors of CoinSmart.

• CoinSmart Fairness Opinion. Eight Capital has provided an opinion to the CoinSmart Board, a copy of which is attached as Schedule G to the Information Circular, that, as of March 27, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by CoinSmart Shareholders in connection with the Transaction is fair, from a financial point of view, to CoinSmart Shareholders.

• Special Majority Approval. The required CoinSmart Shareholders' approvals are protective of the rights of CoinSmart Shareholders. The CoinSmart Arrangement Resolution must be approved by at least 66⅔% of the votes cast by CoinSmart Shareholders at the CoinSmart Meeting and by at least a majority of the votes cast on the CoinSmart Arrangement Resolution by the CoinSmart Shareholders excluding the votes of CoinSmart Shares whose votes must be excluded in accordance with MI 61-101, present in person or by proxy and entitled to vote at the CoinSmart Meeting (i.e. related parties who will receive a collateral benefit in connection with the Transaction).

• Dissent Rights. Registered CoinSmart Shareholders who do not vote in favour of the CoinSmart Arrangement will have the right to require a judicial appraisal of their CoinSmart Shares and obtain fair value pursuant to the proper exercise of CoinSmart Dissent Rights.

• 100% Acquisition of CoinSmart Shares. The CoinSmart Arrangement involves the acquisition of 100% of the CoinSmart Shares and, under the CoinSmart Plan of Arrangement, all CoinSmart Shareholders are treated identically and fairly.

General

The recommendations of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, as applicable, were based upon the totality of the information presented and considered by them. The foregoing summary of the information and factors considered by the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, as applicable, and is not intended to be exhaustive but includes a summary of the material information and factors considered by them in their consideration of the Transaction. In view of the variety of factors and the amount of information considered in connection with their evaluation of the Transaction, the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, as applicable, did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their recommendations. The recommendations made by the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, as applicable, were made after consideration of the factors noted above, other factors and in light of their respective knowledge of the business, financial condition and prospects of WonderFi, Coinsquare, and CoinSmart, respectively, and taking into account the advice of their legal and financial advisors. Individual members of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, may have assigned different weights to different factors, and each of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board may have assigned different weights to the factors which were applicable to all Parties.

The reasons of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, as applicable, for recommending the Transaction to their respective Shareholders include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors".

Effect of the Coinsquare Arrangement

Pursuant to the Coinsquare Plan of Arrangement, on the Effective Date, the following matters are anticipated to be effected sequentially in connection with the Coinsquare Arrangement, in the following order without any further act or formality:

(a) each Coinsquare Share held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred by such Dissenting Shareholders, without any further act or formality on their part, to Coinsquare, upon which such Dissenting Shareholders will cease to be the holder of such Coinsquare Shares and to have any rights as a Coinsquare Shareholder (other than the right to be paid the fair value of such Coinsquare Shares in accordance with the Coinsquare Plan of Arrangement), and Coinsquare shall be obligated to pay the amount payable for such Coinsquare Shares in accordance with the Coinsquare Plan of Arrangement;

(b) each Coinsquare Share, other than the Coinsquare Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised, will be, and will be deemed to be, assigned and transferred by the holder thereof to WonderFi in exchange for 6.946745 WonderFi Shares;

(c) each Coinsquare Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to Effective Time (whether vested or unvested) and that has not otherwise been exercised for Coinsquare Shares shall be cancelled and be of no further force or effect with no consideration payable therefor; and

(d) each Coinsquare Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the Coinsquare Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement.

Pursuant to the Coinsquare Plan of Arrangement, in no event will any holder of Coinsquare Shares be entitled to a fractional WonderFi Share under the Coinsquare Arrangement. Where the aggregate number of WonderFi Shares to be issued to a holder of Coinsquare Shares as consideration under the Coinsquare Arrangement would result in a fraction of a WonderFi Share being issuable, then the number of WonderFi Shares to be received by such holder of Coinsquare Shares will be rounded down to the nearest whole number of WonderFi Shares without any additional compensation or cost.

In connection with the Coinsquare Arrangement, Kevin Dalton and Michael Wekerle will resign from the Coinsquare Board and Eric Richmond will be appointed to the Coinsquare Board. Following the Effective Time, the Coinsquare Board will be comprised of Jason Theofilos, Wendy Rudd, Martin Piszel, Nicholas Thadaney and Eric Richmond. The boards of directors of Coinsquare's operating subsidiaries will be comprised of members of the management team of the Combined Company.

The principal effect of the Coinsquare Arrangement is that: (i) Coinsquare will continue as a wholly-owned subsidiary of WonderFi, as a result of which all of the property and assets of Coinsquare will become indirectly held by WonderFi, and (ii) existing Coinsquare Shareholders will continue to hold an indirect interest in the property and assets of Coinsquare through the WonderFi Shares that they receive pursuant to the Coinsquare Arrangement. The Coinsquare Arrangement does not change any of the assets, properties, rights, liabilities, obligations, business or operations of either WonderFi or Coinsquare on a consolidated basis.

Effect of the CoinSmart Arrangement

Pursuant to the CoinSmart Plan of Arrangement, on the Effective Date, the following matters are anticipated to be effected sequentially in connection with the CoinSmart Arrangement, in the following order without any further act or formality:

(a) each CoinSmart Share held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred by such Dissenting Shareholders, without any further act or formality on their part, to CoinSmart, upon which such Dissenting Shareholders will cease to be the holder of such CoinSmart Shares and to have any rights as a CoinSmart Shareholder (other than the right to be paid the fair value of such CoinSmart Shares in accordance with the CoinSmart Plan of Arrangement), and CoinSmart shall be obligated to pay the amount payable for such CoinSmart Shares in accordance with the CoinSmart Plan of Arrangement;

(b) each CoinSmart Share, other than the CoinSmart Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised, will be deemed to be transferred by the holder thereof to WonderFi in exchange for 1.801462 WonderFi Shares and one Earnout Right;

(c) each CoinSmart Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for CoinSmart Shares in accordance with the terms of the CoinSmart Incentive Plan and terms of the Business Combination Agreement will be cancelled and be of no further force or effect with no consideration payable therefor;

(d) each CoinSmart Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the CoinSmart Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of CoinSmart Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 591,126 CoinSmart Options that were not In-the-Money Options as of that date;

(e) each holder of outstanding CoinSmart Warrants will be entitled to receive, upon exercise, that number of WonderFi Shares (applying the CoinSmart Exchange Ratio) which the holder would have been entitled to receive under the CoinSmart Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the CoinSmart Shares to which such holder would have been entitled if such holder had exercised the CoinSmart Warrants immediately prior to the Effective Time. Subject to the foregoing, each CoinSmart Warrant will continue to be governed by and be subject to its current terms; and

(f) each CoinSmart RSU outstanding, whether vested or unvested, which has not otherwise been settled in CoinSmart Shares prior to the Effective Time in accordance with the terms of the CoinSmart Incentive Plan and the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor.

Pursuant to the CoinSmart Plan of Arrangement, in no event will any holder of CoinSmart Shares be entitled to a fractional WonderFi Share under the CoinSmart Arrangement. Where the aggregate number of WonderFi Shares to be issued to a holder of CoinSmart Shares as consideration under the CoinSmart Arrangement would result in a fraction of a WonderFi Share being issuable, then the number of WonderFi Shares to be received by such holder of CoinSmart Shares will be rounded down to the nearest whole number of WonderFi Shares without any additional compensation or cost.

In connection with the CoinSmart Arrangement, each of the current members of the CoinSmart Board and of the board of directors of each of CoinSmart's subsidiaries will resign, excluding the current director of S.D.T. OÜ (Estonia). Upon completion of the Transaction, CoinSmart will become a wholly-owned subsidiary of WonderFi (as the Combined Company), and the members of the CoinSmart Board will be determined by the Combined Company.

The principal effect of the CoinSmart Arrangement is that: (i) CoinSmart will continue as a wholly-owned subsidiary of WonderFi, as a result of which all of the property and assets of CoinSmart will become indirectly held by WonderFi, and (ii) existing CoinSmart Shareholders will continue to hold an indirect interest in the property and assets of CoinSmart through the WonderFi Shares that they receive pursuant to the CoinSmart Arrangement. The CoinSmart Arrangement does not change any of the assets, properties, rights, liabilities, obligations, business or operations of either WonderFi or CoinSmart on a consolidated basis.

WonderFi Options Repricing

In connection with the Transaction, at the WonderFi Meeting, the WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, as required pursuant to section 613(i)(i) of the TSX Company Manual, approving the repricing of all WonderFi Options outstanding as of the Effective Date to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions. As such repricing will benefit certain insiders of WonderFi, WonderFi is seeking approval from the WonderFi Shareholders to effect such repricing. If such repricing is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, then such repricing shall be null and void and WonderFi shall cease to have any obligations or liabilities in respect thereof.

Additionally, at the WonderFi Meeting, WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the repricing of the New WonderFi Options issued in exchange for such CoinSmart Options and Coinsquare Options, as follows:

  in respect of CoinSmart Options, each such New WonderFi Option issuable in exchange therefor shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement; and

  in respect of Coinsquare Options, each such New WonderFi Option issuable in exchange therefor shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement.

If the exercise price of the New WonderFi Options issuable in exchange for the CoinSmart Options and the Coinsquare Options, respectively, constitutes a repricing of the Coinsquare Options or CoinSmart Options, as applicable, that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Options or CoinSmart Options, as applicable, in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares or CoinSmart Share, as applicable.

See "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Option Resolution".

WonderFi Fairness Opinion

On March 22, 2023, WonderFi engaged Haywood to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be paid by WonderFi pursuant to the Transaction.

None of Haywood, its affiliates or associates, is an insider, associate or affiliate of either Coinsquare, CoinSmart, or WonderFi or any of their respective associates or affiliates, nor is it a financial advisor to any of the foregoing or any Person other than WonderFi in respect of the Transaction.

At a meeting of the WonderFi Board on April 2, 2023, Haywood Securities Inc. verbally delivered its opinion, and subsequently confirmed in writing, that as at the date thereof, the Consideration to be paid by WonderFi pursuant to the Transaction is fair, from a financial point of view to WonderFi. The Fairness Opinion was provided solely for the information and assistance of the WonderFi Board in connection with its consideration of the Transaction. The WonderFi Fairness Opinion was not intended to be and does not constitute a recommendation to the WonderFi Board, and is not a recommendation to any WonderFi Shareholder or any other Person on how to act or vote with respect to the Transaction. The WonderFi Fairness Opinion addresses only the fairness to WonderFi, from a financial point of view, of the Consideration to be paid by WonderFi pursuant to the Transaction. Haywood expresses no view or opinion as to any other terms or aspects of the Transaction.

In deciding to recommend and approve the Transaction, the WonderFi Board considered, among other things, the WonderFi Fairness Opinion. The WonderFi Fairness Opinion was only one of many factors considered by the WonderFi Board in evaluating the Transaction and should not be viewed as determinative of the views of the WonderFi Board with respect to the Transaction or the Consideration to be paid by WonderFi pursuant to the Transaction.

The preparation of a fairness opinion, such as the WonderFi Fairness Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. A copy of the written WonderFi Fairness Opinion, setting out the assumptions made, matters considered, and limitations and qualifications on the review undertaken in connection with the WonderFi Fairness Opinion, is attached to Schedule F to this Information Circular. WonderFi Shareholders are urged to read the WonderFi Fairness Opinion carefully and in its entirety. See "The Transaction - WonderFi Fairness Opinion" and Schedule F to this Information Circular.

Recommendation of the WonderFi Board

Having undertaken a thorough review of, and having carefully considered, the Business Combination Agreement and the WonderFi Fairness Opinion, and such other matters considered relevant, in consultation with management, WonderFi's legal advisors and Haywood, the WonderFi Board has unanimously (a) determined that the Transaction is in the best interests of WonderFi, (b) approved the Transaction and the entering into by WonderFi of the Business Combination Agreement and (c) resolved to recommend that the WonderFi Shareholders vote in favour of the WonderFi Transaction Resolution.

Accordingly, the WonderFi Board unanimously recommends that the WonderFi Shareholders vote FOR the WonderFi Transaction Resolution. See "The Transaction - Recommendation of the WonderFi Board".

Coinsquare Fairness Opinion

On April 21, 2023 Coinsquare engaged Origin to act as its financial advisor to review potential strategic transactions. Origin and Coinsquare confirmed the terms of such engagement pursuant to a letter agreement dated March 28, 2023. Pursuant to such letter agreement, Origin agreed to provide Coinsquare with various advisory services in connection with the Transaction, including the provision of the Coinsquare Fairness Opinion.

None of Origin, its affiliates or associates, is an insider, associate or affiliate of any of WonderFi, Coinsquare, or CoinSmart, or any of their respective associates or affiliates, nor is it a financial advisor to any of the foregoing or any Person other than Coinsquare in respect of the Transaction.

At a meeting of the Coinsquare Board on March 29, 2023, Origin delivered a verbal fairness opinion to the Coinsquare Board, which opinion was subsequently confirmed in writing and in which Origin stated that, as of the date thereof and based upon and subject to the matters set forth therein, including the assumptions, limitations and qualifications set forth therein and such other matters as Origin considered relevant, the consideration to be paid to the Coinsquare Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Coinsquare Shareholders. A copy of the Coinsquare Fairness Opinion has been provided to the Coinsquare Shareholders.

The Coinsquare Fairness Opinion was prepared at the request of the Coinsquare Board and it is for the Coinsquare Board's exclusive use in considering the Transaction. Origin performed a variety of financial and comparative analyses, including, but not limited to, precedent transaction analysis and comparable companies trading analysis, an analysis of the net present value of projected free cash flows and a liquidation analysis, in order to prepare the Coinsquare Fairness Opinion. Origin has not been asked to prepare, and has not prepared, an independent valuation, formal valuation or appraisal of Coinsquare, WonderFi, CoinSmart, or any of their respective affiliates or any of their respective securities, assets or liabilities, nor has Origin been provided with any such valuations or appraisals, and the Coinsquare Fairness Opinion should not be construed as such in any manner. The Coinsquare Fairness Opinion is not, and should not be construed as, advice concerning the trading price or value of any securities of Coinsquare, WonderFi, or CoinSmart at any time. Origin was not engaged to review, and the Coinsquare Fairness Opinion expresses no view or opinion regarding, any legal, regulatory, accounting or tax aspects of Coinsquare, CoinSmart, or of the Transaction. Origin has relied, without independent verification, upon information provided by Coinsquare and its legal, regulatory, accounting and tax advisors, as applicable, with respect to such matters. In addition, Origin has expressed no views as to, and the Coinsquare Fairness Opinion does not address, the relative merits of the Transaction as compared to any strategic alternatives that may be available to Coinsquare or the decision of the Coinsquare Board to proceed with the Transaction. The Coinsquare Fairness Opinion was not intended to be and does not constitute a recommendation to the Coinsquare Board, and is not a recommendation to any Coinsquare Shareholder or any other Person on how to act or vote with respect to the Transaction.

The Coinsquare Fairness Opinion addresses only the fairness to the Coinsquare Shareholders, from a financial point of view, of the Consideration to be paid to the Coinsquare Shareholders by WonderFi pursuant to the Transaction. Origin expresses no view or opinion as to any other terms or aspects of the Transaction.

In deciding to recommend and approve the Transaction, the Coinsquare Board considered, among other things, the Coinsquare Fairness Opinion. The Coinsquare Fairness Opinion was only one of many factors considered by the Coinsquare Board in evaluating the Transaction and should not be viewed as determinative of the views of the Coinsquare Board with respect to the Transaction or the Consideration to be paid by Coinsquare pursuant to the Transaction.

The foregoing is only a summary of the Coinsquare Fairness Opinion and is qualified in its entirety by the full text of the Coinsquare Fairness Opinion. The Coinsquare Board urges Coinsquare Shareholders to read the Coinsquare Fairness Opinion carefully in its entirety. The full text of the written Coinsquare Fairness Opinion, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Origin, has been provided to the Coinsquare Shareholders. The preparation of a fairness opinion, such as the Coinsquare Fairness Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description.

Recommendations of the Coinsquare Board

Having undertaken a thorough review of, and having carefully considered, the Business Combination Agreement and the Coinsquare Fairness Opinion, and such other matters considered relevant, in consultation with management, Coinsquare's legal advisors and Origin, the Coinsquare Board has unanimously (a) determined that the Transaction is in the best interests of Coinsquare, (b) approved the Transaction and the entering into by Coinsquare of the Business Combination Agreement and (c) resolved to recommend that the Coinsquare Shareholders vote in favour of the Coinsquare Arrangement Resolution.

Accordingly, the Coinsquare Board unanimously recommends that the Coinsquare Shareholders vote FOR the Coinsquare Arrangement Resolution. See "The Transaction - Recommendations of the Coinsquare Board".

CoinSmart Fairness Opinion

CoinSmart engaged Eight Capital to act as its financial advisor to review potential strategic transactions. Eight Capital and CoinSmart confirmed the terms of such engagement pursuant to a letter agreement dated April 28, 2022. Pursuant to such letter agreement, Eight Capital agreed to provide CoinSmart with various advisory services in connection with the Transaction, including the provision of the CoinSmart Fairness Opinion.

None of Eight Capital, its affiliates or associates, is an insider, associate or affiliate of any of WonderFi, CoinSmart, or CoinSmart or any of their respective associates or affiliates, nor is it a financial advisor to any of the foregoing or any Person other than CoinSmart in respect of the Transaction.

At a meeting of the CoinSmart Board on March 27, 2023, Eight Capital delivered a verbal fairness opinion to the CoinSmart Board, which opinion was subsequently confirmed in writing and in which Eight Capital stated that, as of the date thereof and based upon and subject to the matters set forth therein, including the assumptions, limitations and qualifications set forth therein and such other matters as Eight Capital considered relevant, the consideration to be paid to the CoinSmart Shareholders pursuant to the Transaction is fair, from a financial point of view, to the CoinSmart Shareholders. The full text of the CoinSmart Fairness Opinion is attached as Schedule G to this Information Circular.

The CoinSmart Fairness Opinion was prepared at the request of the CoinSmart Board and it is for the CoinSmart Board's exclusive use in considering the Transaction, and may not be used by any other person or relied upon by any other person and is not a recommendation to any CoinSmart Shareholder as to how to vote or act on any matter relating to the Transaction. Eight Capital performed a variety of financial and comparative analyses, including, but not limited to, trading and historical share price trading analysis, precedent transaction analysis and comparable companies trading analysis, in order to prepare the CoinSmart Fairness Opinion. Eight Capital was not asked to prepare, and has not prepared, a formal valuation or appraisal of WonderFi, Coinsquare, CoinSmart, or any of their respective affiliates, and the CoinSmart Fairness Opinion should not be construed as such. The CoinSmart Fairness Opinion is not, and should not be construed as, advice concerning the price at which securities of CoinSmart, WonderFi, or Coinsquare may trade or be valued on any future date. The CoinSmart Fairness Opinion expresses no view or opinion regarding, any legal, tax or accounting matters concerning the Business Combination Agreement. Eight Capital has relied upon and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained from public sources, or provided by CoinSmart and its respective affiliates. In addition, Eight Capital has expressed no views as to, and the CoinSmart Fairness Opinion does not address, the relative merits of the Transaction as compared to any strategic alternatives that may be available to CoinSmart or the decision of the CoinSmart Board to proceed with the Transaction. The CoinSmart Fairness Opinion was not intended to be and does not constitute a recommendation to the CoinSmart Board, and is not a recommendation to any CoinSmart Shareholder or any other Person on how to act or vote with respect to the Transaction.

The CoinSmart Fairness Opinion addresses only the fairness to the CoinSmart Shareholders, from a financial point of view, of the Consideration to be paid to the CoinSmart Shareholders by WonderFi pursuant to the Transaction. Eight Capital expresses no view or opinion as to any other terms or aspects of the Transaction.

In deciding to recommend and approve the Transaction, the CoinSmart Board considered, among other things, the CoinSmart Fairness Opinion. The CoinSmart Fairness Opinion was only one of many factors considered by the CoinSmart Board in evaluating the Transaction and should not be viewed as determinative of the views of the CoinSmart Board with respect to the Transaction or the Consideration to be received by CoinSmart Shareholders pursuant to the Transaction.

Eight Capital received a fixed fee for rendering the CoinSmart Fairness Opinion, with such fee being payable whether or not the Transaction is completed. Pursuant to its engagement letter with Eight Capital, CoinSmart has also agreed to pay Eight Capital a transaction completion fee, contingent on completion of the Transaction and calculated by reference to the aggregate value of the Consideration issuable to CoinSmart Shareholders. In the event that the Transaction is not completed and CoinSmart is entitled to a termination fee, CoinSmart will pay Eight Capital a portion of such termination fee. CoinSmart has agreed to reimburse Eight Capital for their reasonable out-of-pocket expenses, whether or not the Transaction is completed, and to indemnify Eight Capital against liabilities and expenses arising from its engagement. The CoinSmart Board considered the fact that a substantial portion of Eight Capital's fees are contingent upon the consummation of the Transaction, which the CoinSmart Board considered to be a reasonably customary compensation structure for financial advisors in similar transactions and concluded that Eight Capital's fee arrangement would not impair Eight Capital's ability to provide objective advice.

The foregoing is only a summary of the CoinSmart Fairness Opinion and is qualified in its entirety by the full text of the CoinSmart Fairness Opinion. The CoinSmart Board urges CoinSmart Shareholders to read the CoinSmart Fairness Opinion carefully in its entirety. The full text of the written CoinSmart Fairness Opinion, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Eight Capital, is attached as Schedule G to this Information Circular. The preparation of a fairness opinion, such as the CoinSmart Fairness Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description.

Recommendations of the CoinSmart Board

Having undertaken a thorough review of, and having carefully considered, the Business Combination Agreement and the CoinSmart Fairness Opinion, and such other matters considered relevant, in consultation with management, CoinSmart's legal advisors and Eight Capital, the Coinsquare Board has unanimously (a) determined that the Transaction is in the best interests of CoinSmart, (b) approved the Transaction and the entering into by CoinSmart of the Business Combination Agreement and (c) resolved to recommend that the CoinSmart Shareholders vote in favour of the CoinSmart Arrangement Resolution.

Accordingly, the CoinSmart Board unanimously recommends that the CoinSmart Shareholders vote FOR the CoinSmart Arrangement Resolution. See "The Transaction - Recommendations of the CoinSmart Board".

Procedure for the Transaction to Become Effective

Procedural Steps

The Coinsquare Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The CoinSmart Arrangement is proposed to be carried out pursuant to Section 288 of the BCBCA. The following procedural steps must be taken in order for the Transaction to become effective:

• the Coinsquare Arrangement Resolution must receive the requisite Coinsquare Shareholder Approval at the Coinsquare Meeting in the manner set forth in the Coinsquare Interim Order;

• the CoinSmart Arrangement Resolution must receive the requisite CoinSmart Shareholder Approval at the CoinSmart Meeting in the manner set forth in the CoinSmart Interim Order;

• the WonderFi Transaction Resolution must receive the requisite WonderFi Shareholder Approval at the WonderFi Meeting;

• the Court must grant the Coinsquare Final Order approving the Coinsquare Arrangement;

• the Court must grant the CoinSmart Final Order approving the CoinSmart Arrangement;

• all other conditions to the Transaction, as set forth in the Business Combination Agreement, including the receipt of all Required Approvals, must be satisfied or waived by the appropriate Party; and

• the Articles of Arrangement in respect of the Coinsquare Arrangement and a copy of the Coinsquare Final Order, together with such other materials as may be required by the CBCA Director, must be filed with the CBCA Director.

There is no assurance that the conditions set forth in the Business Combination Agreement will be satisfied or waived on a timely basis or that the Court will grant the Final Orders approving the Coinsquare Arrangement and/or the CoinSmart Arrangement. See "Risk Factors".

Upon the conditions set forth in the Business Combination Agreement being satisfied or waived, WonderFi intends to file the Articles of Arrangement and a copy of the Coinsquare Final Order in respect of the Coinsquare Arrangement, together with such other materials as may be required by the CBCA Director, with the CBCA Director in order to give effect to the Coinsquare Arrangement.

WonderFi Shareholder Approval

The WonderFi Transaction Resolution must be approved by a majority of the votes cast by the WonderFi Shareholders present in person or represented by proxy at the WonderFi Meeting. If the WonderFi Transaction Resolution does not receive the requisite WonderFi Shareholder Approval, the Transaction may not be completed on the terms expected or at all. See "The Transaction - Procedure for the Transaction to Become Effective - WonderFi Shareholder Approval" and "Matters to be Considered at the WonderFi Meeting".

Unless otherwise directed, the Persons named in the form of proxy for the WonderFi Meeting intend to vote in favour of the WonderFi Transaction Resolution in the form set out at Schedule A to this Information Circular. See "Matters to be Considered at the WonderFi Meeting".

Coinsquare Shareholder Approval

Pursuant to the terms of the Interim Order, the Coinsquare Arrangement Resolution must, subject to further order of the Court, be approved by not less than two-thirds (66 2/3%) of the votes cast on the Coinsquare Arrangement Resolution by Coinsquare Shareholders, voting together as a single class, present in person or represented by proxy at the Coinsquare Meeting.

The Coinsquare Arrangement Resolution must receive the Coinsquare Shareholder Approval in order for Coinsquare to seek its Final Order and complete the Coinsquare Arrangement and the Transaction on the Effective Date in accordance with its Final Order and the Business Combination Agreement. See "The Transaction - Procedure for the Transaction to Become Effective - Coinsquare Shareholder Approval" and "Matters to be Considered at the Coinsquare Meeting".

Unless otherwise directed, the Persons named in the form of proxy for the Coinsquare Meeting intend to vote in favour of the Coinsquare Arrangement Resolution, substantially the form set out at Schedule B to this Information Circular. See "Matters to Be Considered at the Coinsquare Meeting".

CoinSmart Shareholder Approval

Pursuant to the terms of the Interim Order, the CoinSmart Arrangement Resolution must, subject to further order of the Court, be approved by:

(a) not less than two-thirds (66 2/3%) of the votes cast on the CoinSmart Arrangement Resolution by CoinSmart Shareholders, voting together as a single class, present in person or represented by proxy at the CoinSmart Meeting; and

(b) not less than a simple majority of the votes cast on the CoinSmart Arrangement Resolution by CoinSmart Shareholders present in person or represented by proxy at the CoinSmart Meeting, after excluding the votes cast in respect of CoinSmart Shares beneficially owned or over which control or direction is exercised by Justin Hartzman, Jeremy Koven, and Michael Koral (and any other related party of CoinSmart that will receive a "collateral benefit" as defined in MI 61-101 in connection with the Transaction), in accordance with MI 61-101. See "Securities Law Matters - MI 61-101 - CoinSmart".

The CoinSmart Arrangement Resolution must receive the CoinSmart Shareholder Approval in order for CoinSmart to seek its Final Order and complete the CoinSmart Arrangement and the Transaction on the Effective Date in accordance with its Final Order and the Business Combination Agreement. See "The Transaction - Procedure for the Transaction to Become Effective - CoinSmart Shareholder Approval" and "Matters to be Considered at the WonderFi Meeting".

Unless otherwise directed, the Persons named in the form of proxy for the CoinSmart Meeting intend to vote in favour of the CoinSmart Arrangement Resolution, substantially the form set out at Schedule C to this Information Circular. See "Matters to be Considered at the WonderFi Meeting".

Coinsquare Court Approval

The CBCA requires the Court to approve the Coinsquare Arrangement. On May 10, 2023, Coinsquare obtained the Coinsquare Interim Order providing for the calling and holding of the Coinsquare Meeting, Coinsquare Dissent Rights and other procedural matters. Copies of the Coinsquare Interim Order and the Coinsquare Petition are attached as Schedule H and Schedule J, respectively, to this Information Circular.

The Court hearing in respect of the Coinsquare Final Order is expected to take place at 9:45 a.m. (Vancouver time) on June 25, 2023, or as soon thereafter as the hearing of the Coinsquare Final Order can be heard, or at such other date and time as the Court may direct in person before a Judge of the British Columbia Supreme Court, subject to the approval of the WonderFi Transaction Resolution, the Coinsquare Arrangement Resolution, and the CoinSmart Arrangement Resolution. At the hearing, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Coinsquare Arrangement and the rights and interests of every Person affected. The Court may approve the Coinsquare Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Coinsquare Interim Order, each Coinsquare Shareholder will have the right to appear and make submissions at the application for the Coinsquare Final Order. Any Person desiring to appear at the hearing of the application for the Coinsquare Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Coinsquare, at the address set out below, not less than five days before the date of the hearing of the application for the Coinsquare Final Order, a notice of appearance, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application.

The notice of appearance and supporting materials must be delivered, within the time specified, to WonderFi and Coinsquare at the following addresses:

Solicitors for WonderFi Technologies Inc.

Cassels Brock & Blackwell LLP
885 W Georgia St #2200
Vancouver, BC V6C 3E8
Attention: Jeff Durno

Solicitors for Coinsquare Ltd.

Goodmans LLP
333 Bay Street, #3400
Toronto, ON M5H 2S7

Attention: Stephen Pincus and David Coll-Black

Subject to the Court ordering otherwise, only those Persons who file a notice of appearance in compliance with the Coinsquare Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions in support or opposition of the Coinsquare Final Order. If the hearing is postponed, adjourned or rescheduled, then subject to further order of the Court only those Persons having previously served a notice of appearance in compliance with the Coinsquare Interim Order will be given notice of the postponement, adjournment or rescheduled date.

Coinsquare Shareholders who wish to participate in or be represented at the Court hearing for the Coinsquare Final Order should consult their legal advisors as to the necessary requirements.

Assuming the Coinsquare Final Order is granted, the CoinSmart Final Order is granted, and the other conditions to closing contained in the Business Combination Agreement are satisfied or waived to the extent legally permissible, then WonderFi, Coinsquare, and CoinSmart will thereafter give effect to the Transaction in accordance with the terms of the Business Combination Agreement.

The WonderFi Shares and the New WonderFi Options to be issued and exchanged pursuant to the Coinsquare Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from registration under applicable U.S. state securities laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, from the general requirements of registration under the U.S. Securities Act where the fairness of the terms and conditions of such issuance and exchange has been approved by a court of competent jurisdiction or governmental entity that is expressly authorized by Applicable Laws to grant such approval, after a hearing upon the procedural and substantive fairness of the terms and conditions of such issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof.

For further information regarding the Court hearing in connection with the Coinsquare Final Order and the rights of Coinsquare securityholders in connection with the Court hearing, see the Coinsquare Interim Order attached at Schedule H to this Information Circular and the Coinsquare Petition attached at Schedule J to this Information Circular. The Coinsquare Petition constitutes notice of the Court hearing of the application for the Coinsquare Final Order and is the only such notice of that proceeding.

CoinSmart Court Approval

The BCBCA requires the Court to approve the CoinSmart Arrangement. On May 10, 2023, CoinSmart obtained the CoinSmart Interim Order providing for the calling and holding of the CoinSmart Meeting, CoinSmart Dissent Rights and other procedural matters. Copies of the CoinSmart Interim Order and the CoinSmart Petition are attached as Schedule I and Schedule K, respectively, to this Information Circular.

The Court hearing in respect of the CoinSmart Final Order is expected to take place at 9:45 a.m. (Vancouver time) on June 25, 2023, or as soon thereafter as the hearing of the CoinSmart Final Order can be heard, or at such other date and time as the Court may direct, in person before a Judge of the British Columbia Supreme Court,  subject to the approval of the WonderFi Transaction Resolution, the Coinsquare Arrangement Resolution, and the CoinSmart Arrangement Resolution. At the hearing, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the CoinSmart Arrangement and the rights and interests of every Person affected. The Court may approve the CoinSmart Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the CoinSmart Interim Order, each CoinSmart Shareholder will have the right to appear and make submissions at the application for the CoinSmart Final Order. Any Person desiring to appear at the hearing of the application for the CoinSmart Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving CoinSmart, at the address set out below, not less than five days before the date of the hearing of the application for the CoinSmart Final Order, a notice of appearance, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application.

The notice of appearance and supporting materials must be delivered, within the time specified, to WonderFi and CoinSmart at the following addresses:

Solicitors for WonderFi Technologies Inc.

Cassels Brock & Blackwell LLP
885 W Georgia St #2200
Vancouver, BC V6C 3E8
Attention: Jeff Durno

Solicitors for CoinSmart Financial Inc.

Wildeboer Dellelce LLP
Suite 800, 365 Bay Street
Toronto, ON M5H 2V1

Attention: James Brown

Subject to the Court ordering otherwise, only those Persons who file a notice of appearance in compliance with the CoinSmart Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions in support or opposition of the CoinSmart Final Order. If the hearing is postponed, adjourned or rescheduled, then subject to further order of the Court only those Persons having previously served a notice of appearance in compliance with the CoinSmart Interim Order will be given notice of the postponement, adjournment or rescheduled date.

CoinSmart Shareholders who wish to participate in or be represented at the Court hearing for the CoinSmart Final Order should consult their legal advisors as to the necessary requirements.

Assuming the CoinSmart Final Order is granted, the Coinsquare Final Order is granted, and the other conditions to closing contained in the Business Combination Agreement are satisfied or waived to the extent legally permissible, then WonderFi, Coinsquare, and CoinSmart will thereafter give effect to the Transaction in accordance with the terms of the Business Combination Agreement.

The WonderFi Shares, Earnout Rights and New WonderFi Options to be issued and exchanged pursuant to the CoinSmart Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from registration under applicable U.S. state securities laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, from the general requirements of registration under the U.S. Securities Act where the fairness of the terms and conditions of such issuance and exchange has been approved by a court of competent jurisdiction or governmental entity that is expressly authorized by Applicable Laws to grant such approval, after a hearing upon the procedural and substantive fairness of the terms and conditions of such issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof.

For further information regarding the Court hearing in connection with the CoinSmart Final Order and the rights of CoinSmart securityholders in connection with the Court hearing, see the CoinSmart Interim Order attached at Schedule I to this Information Circular and the CoinSmart Petition attached at Schedule K to this Information Circular. The CoinSmart Petition constitutes notice of the Court hearing of the application for the CoinSmart Final Order and is the only such notice of that proceeding.

Required Approvals

In addition to the shareholder approvals described above, the Required Approvals will also be required in order to consummate the Transaction, as further described below.

The WonderFi Shares are currently listed and posted for trading on the TSX under the symbol "WNDR". It is a condition of Closing that the TSX shall have conditionally approved certain matters relating to the Transaction, subject to notice of issuance and WonderFi providing the TSX with customary documentation, including with respect to the listing of the WonderFi Shares issuable in connection with the Transaction. See Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Transaction Resolution".

The TSX will generally not require further security holder approval for the issuance of up to an additional 143,381,394 WonderFi Shares, such number being 25% of the number of securities approved by security holders for the Transaction. This number does not account for any WonderFi Shares that may separately be approved for issuance pursuant to the WonderFi Consultant Resolution or the WonderFi Steering Committee Compensation Resolution.

As of the date hereof, the Parties have applied to the TSX for approval of the matters set forth above, but have not yet received conditional approval. Listing of the WonderFi Shares issuable in connection with the Transaction is subject to WonderFi fulfilling all of the requirements of the TSX.

The CoinSmart Shares are currently listed and posted for trading on the NEO Exchange under the symbol "SMRT". Following completion of the Transaction, CoinSmart will become a wholly-owned subsidiary of WonderFi, and it is anticipated that WonderFi will, in connection with the Transaction, apply to the applicable Canadian securities regulators to (i) have CoinSmart cease to be a reporting issuer following completion of the Transaction, and (ii) have the CoinSmart Shares delisted from the NEO following, or concurrently with, the completion of the Transaction.

Coinsquare Shareholders, CoinSmart Shareholders, and WonderFi Shareholders should be aware that the final approvals have not yet been given by the regulatory authorities referred to above. Neither WonderFi, Coinsquare, nor CoinSmart can provide any assurances that such approvals will be obtained.

The matters set out herein remain subject to the further approval of the TSX. In the event that the TSX deems the Transaction to be a backdoor listing pursuant to Section 626 of the TSX Company Manual, the Combined Company will be required to demonstrate that it meets the original listing requirements of the TSX, to the satisfaction of the TSX. If the Combined Company does not meet the original listing requirements of the TSX, it may be delisted from the TSX. Although WonderFi is confident that such requirements will be satisfied, there can be no assurances that all conditions of the TSX will be met. In such event, the Combined Company will pursue a listing on an alternative stock exchange.

Procedure for Exchange of Coinsquare Shares

Exchange of Certificates

Before the Effective Time, WonderFi will deposit or cause to be deposited with the Depositary the aggregate number of WonderFi Shares required to be issued to the Coinsquare Shareholders in accordance with the Plan of Arrangement. Such WonderFi Shares will be held by the Depositary for the benefit of and be held on behalf of such former Coinsquare Shareholders for distribution to such former Coinsquare Shareholders in accordance with the provisions of the Coinsquare Plan of Arrangement.

Upon surrender to the Depositary for cancellation of the certificate(s) representing Coinsquare Shares (each a "Coinsquare Share Certificate") or DRS Statement(s) representing Coinsquare Shares (each a "Coinsquare DRS Statement"), as applicable, which immediately prior to the Effective Time represented one or more Coinsquare Shares, together with the Letter of Transmittal and such additional documents and instruments duly executed and completed as the Depositary may reasonably require, the Coinsquare Shareholder of such surrendered Coinsquare Share Certificate(s) or Coinsquare DRS Statement(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Coinsquare Shareholder as soon as practicable after the Effective Time, a WonderFi DRS Statement representing the applicable Consideration Shares that such Coinsquare Shareholder received in accordance with the Coinsquare Plan of Arrangement, less any amounts withheld pursuant to the Coinsquare Plan of Arrangement, and the Coinsquare Share Certificate(s) or Coinsquare DRS Statement(s) representing the Coinsquare Shares so surrendered shall forthwith be cancelled. Until surrendered, each Coinsquare Share Certificate or Coinsquare DRS Statement that immediately prior to the Effective Time represented a Coinsquare Share shall be deemed after the Effective Time to represent the applicable Consideration that such Coinsquare Shareholder received in accordance with the Coinsquare Plan of Arrangement, less any amounts withheld pursuant to the Coinsquare Plan of Arrangement.

A WonderFi DRS Statement representing the WonderFi Shares will be issued in the name of the Registered Coinsquare Shareholder who deposited the applicable Coinsquare Shares. Unless the Person who deposits Coinsquare Shares instructs the Depositary to hold the WonderFi DRS Statement representing the WonderFi Shares for pick-up by checking the appropriate box in the Coinsquare Letter of Transmittal, such WonderFi DRS Statement will be mailed to the mailing address provided in the Coinsquare Letter of Transmittal. If no mailing address is provided, such WonderFi DRS Statement will be forwarded to the address of the Person as shown on the applicable register of Coinsquare. Coinsquare Shareholders who selected the pick-up option will be required to contact the Depositary to confirm availability of pick-up. If pick-up is not available at such time, the Depositary will mail the WonderFi DRS Statement representing the WonderFi Shares to such Coinsquare Shareholder in accordance with the information provided on the register or in the Coinsquare Letter of Transmittal, as applicable.

Notwithstanding the provisions of the Coinsquare Plan of Arrangement and the Coinsquare Letter of Transmittal, WonderFi DRS Statements representing the Consideration Shares will not be mailed if WonderFi determines that delivery thereof by mail may be delayed. Persons entitled to a WonderFi DRS Statement and other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Coinsquare Shares, in respect of which WonderFi DRS Statements representing the WonderFi Shares are being issued, were originally deposited upon application to the Depositary, until such time as WonderFi has determined that delivery by mail will no longer be delayed. WonderFi DRS Statements and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Coinsquare Shares were deposited and payment for those Coinsquare Shares shall be deemed to have been immediately made upon such deposit.

To the extent that a Registered Coinsquare Shareholder does not deliver certificates representing their Coinsquare Shares and all other required documents to the Depositary on or before the sixth (6th) anniversary of the Effective Date, then the Consideration Shares that such Registered Coinsquare Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, the certificates or DRS Statements representing such Consideration Shares shall be delivered to WonderFi by the Depositary and the same shall be cancelled by WonderFi, and the interest of the Registered Coinsquare Shareholder in such Consideration Shares shall be terminated as of such date.

WonderFi, Coinsquare, CoinSmart and the Depositary will be entitled to deduct and withhold from any Consideration otherwise payable to a WonderFi Shareholder, such amounts as WonderFi, Coinsquare, CoinSmart or the Depositary is required to deduct and withhold with respect to such payment under any provision of Applicable Laws.

The Depositary will receive agreed compensation for its services in connection with the Coinsquare Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by WonderFi, Coinsquare, and CoinSmart against certain liabilities under applicable securities laws and expenses in connection therewith.

Surrender of Coinsquare Share Certificates

If you are a Registered Coinsquare Shareholder, you should have received with this Information Circular, a form of proxy and a Coinsquare Letter of Transmittal. If the Coinsquare Arrangement Resolution is passed and the Coinsquare Arrangement is implemented, in order to receive the Consideration, Registered Coinsquare Shareholders must complete and sign the Coinsquare Letter of Transmittal enclosed with this Information Circular and deliver it, together with the Coinsquare Share Certificate(s) or Coinsquare DRS Statement(s) representing their Coinsquare Shares, and the other relevant documents required by the instructions set out therein, to the Depositary in accordance with the instructions contained in the Coinsquare Letter of Transmittal. Coinsquare Shareholders can request additional copies of the Coinsquare Letter of Transmittal by contacting the Depositary. The Coinsquare Letter of Transmittal is also available under WonderFi's profile on SEDAR at www.sedar.com.

The Coinsquare Letter of Transmittal contains procedural information relating to the Coinsquare Arrangement and should be reviewed carefully. The deposit of Coinsquare Shares pursuant to the procedures in the Coinsquare Letter of Transmittal will constitute a binding agreement between the depositing Registered Coinsquare Shareholder and WonderFi upon the terms and subject to the conditions of the Coinsquare Arrangement.

In all cases, delivery of the WonderFi DRS Statements representing the Consideration for Coinsquare Shares deposited will be made only after timely receipt by the Depositary of Coinsquare Share Certificate(s) or Coinsquare DRS Statement(s) representing such Coinsquare Shares, together with a properly completed and duly executed Coinsquare Letter of Transmittal in the form accompanying this Information Circular relating to such Coinsquare Shares, with signatures guaranteed if so required in accordance with the instructions in the Coinsquare Letter of Transmittal, and any other required documents.

Prior to the Effective Time, where a Coinsquare Share Certificate has been destroyed, lost or stolen, the Registered Coinsquare Shareholder of that Coinsquare Share Certificate should request from Odyssey Trust Company a replacement Coinsquare Share Certificate. After the Effective Time, where a Coinsquare Share Certificate has been destroyed, lost or stolen, the Registered Coinsquare Shareholder of that Coinsquare Share Certificate should complete the Coinsquare Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, theft or destruction to the Depositary at its office specified in the Coinsquare Letter of Transmittal. The Depositary will respond with replacement requirements (which may include a bonding or indemnity requirement) that must be satisfied in order for the undersigned to receive the WonderFi DRS Statements representing the Consideration in accordance with the Coinsquare Arrangement.

If a Coinsquare Letter of Transmittal is executed by a Person other than the Registered Coinsquare Shareholder of the Coinsquare Share Certificate(s) or Coinsquare DRS Statement(s) deposited therewith, the Coinsquare Share Certificate(s) or Coinsquare DRS Statement(s), as applicable, must be endorsed or be accompanied by an appropriate share transfer power of attorney properly completed by the Registered Coinsquare Shareholder, and the signature on such endorsement or share transfer power of attorney must correspond exactly to the name of the Registered WonderFi Shareholder as registered or as appearing on the Coinsquare Share Certificate(s) or Coinsquare DRS Statement(s), as applicable, and must be guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Coinsquare Shares deposited pursuant to the Coinsquare Arrangement will be determined by WonderFi in its sole discretion. Depositing Registered Coinsquare Shareholders agree that such determination shall be final and binding. WonderFi reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Coinsquare Letter of Transmittal and/or accompanying documents received by it.

The method of delivery of Coinsquare Share Certificate(s) or Coinsquare DRS Statement(s), as applicable, and all other required documents is at the option and risk of the Person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. WonderFi recommends that such documents be delivered by hand to the Depositary and a receipt obtained. However, if documents are mailed, WonderFi recommends that registered mail be used and that appropriate insurance be obtained. Delivery by hand at the office of the Depositary may not be possible. Registered Coinsquare Shareholders seeking to utilize this option should contact the Depositary to confirm the availability of hand delivery.

If you are not a Registered Coinsquare Shareholder, you should carefully follow the instructions from the Intermediary that holds Coinsquare Shares on your behalf in order to receive the Consideration for your Coinsquare Shares.

Procedure for Exchange of CoinSmart Shares

Exchange of Certificates

Before the Effective Time, WonderFi will deposit or cause to be deposited with the Depositary the aggregate number of WonderFi Shares and Earnout Rights required to be issued to the CoinSmart Shareholders in accordance with the CoinSmart Plan of Arrangement. Such WonderFi Shares and Earnout Rights will be held by the Depositary for the benefit of and be held on behalf of such former CoinSmart Shareholders for distribution to such former CoinSmart Shareholders in accordance with the provisions of the CoinSmart Plan of Arrangement.

Upon surrender to the Depositary for cancellation of the certificate(s) representing CoinSmart Shares (each a "CoinSmart Share Certificate") or DRS Statement(s) representing CoinSmart Shares (each a "CoinSmart DRS Statement"), as applicable, which immediately prior to the Effective Time represented one or more CoinSmart Shares, together with the Letter of Transmittal and such additional documents and instruments duly executed and completed as the Depositary may reasonably require, the CoinSmart Shareholder of such surrendered CoinSmart Share Certificate(s) or CoinSmart DRS Statement(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such CoinSmart Shareholder as soon as practicable after the Effective Time (i) a WonderFi DRS Statement representing the applicable Consideration Shares and (ii) certificate(s) or DRS statement(s) representing the Earnout Rights that such CoinSmart Shareholder is entitled to receive in accordance with the CoinSmart Plan of Arrangement, less any amounts withheld pursuant to the CoinSmart Plan of Arrangement, and the CoinSmart Share Certificate(s) or CoinSmart DRS Statement(s) representing the CoinSmart Shares so surrendered shall forthwith be cancelled. Until surrendered, each CoinSmart Share Certificate or CoinSmart DRS Statement that immediately prior to the Effective Time represented a CoinSmart Share shall be deemed after the Effective Time to represent the applicable Consideration Shares and Earnout Rights that such CoinSmart Shareholder received in accordance with the CoinSmart Plan of Arrangement, less any amounts withheld pursuant to the CoinSmart Plan of Arrangement.

A WonderFi DRS Statement representing the WonderFi Shares and the certificate or DRS Statement, as applicable, representing the Earnout Rights will be issued in the name of the Registered CoinSmart Shareholder so deposited. Unless the Person who deposits CoinSmart Shares instructs the Depositary to hold the WonderFi DRS Statement representing the WonderFi Shares and the certificate or DRS Statement, as applicable, representing the Earnout Rights for pick-up by checking the appropriate box in the CoinSmart Letter of Transmittal, such WonderFi DRS Statement and such certificate or DRS Statement representing the Earnout Rights will be mailed to the mailing address provided in the CoinSmart Letter of Transmittal. If no mailing address is provided, such WonderFi DRS Statement and such certificate or DRS Statement representing the Earnout Rights will be forwarded to the address of the Person as shown on the applicable register of CoinSmart. CoinSmart Shareholders who selected the pick-up option will be required to contact the Depositary to confirm availability of pick-up. If pick-up is not available at such time, the Depositary will mail the WonderFi DRS Statement representing the WonderFi Shares and the certificate or DRS Statement representing the Earnout Rights to such CoinSmart Shareholder in accordance with the information provided on the register or in the CoinSmart Letter of Transmittal, as applicable.

Notwithstanding the provisions of the Transaction and the CoinSmart Letter of Transmittal, WonderFi DRS Statements representing the Consideration Shares and certificates or DRS Statements representing the Earnout Rights will not be mailed if WonderFi determines that delivery thereof by mail may be delayed. Persons entitled to a WonderFi DRS Statement, certificate or DRS Statement representing the Earnout Rights and other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing CoinSmart Shares, in respect of which WonderFi DRS Statements representing the WonderFi Shares and the certificates or DRS Statements representing the Earnout Rights are being issued, were originally deposited upon application to the Depositary, until such time as WonderFi has determined that delivery by mail will no longer be delayed. WonderFi DRS Statements, the certificates or DRS Statements representing the Earnout Rights and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the CoinSmart Shares were deposited and payment for those CoinSmart Shares shall be deemed to have been immediately made upon such deposit.

To the extent that a Registered CoinSmart Shareholder does not deliver certificates representing their CoinSmart Shares and all other required documents to the Depositary on or before the sixth (6th) anniversary of the Effective Date, then the Consideration Shares and Earnout Rights that such Registered CoinSmart Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, the certificates or DRS Statements representing such Consideration Shares and Earnout Rights shall be delivered to WonderFi by the Depositary and the same shall be cancelled by WonderFi, and the interest of the Registered CoinSmart Shareholder in such Consideration Shares and Earnout Rights shall be terminated as of such date.

WonderFi, CoinSmart and the Depositary will be entitled to deduct and withhold from any Consideration otherwise payable to a WonderFi Shareholder, such amounts as WonderFi, CoinSmart or the Depositary is required to deduct and withhold with respect to such payment under any provision of Applicable Laws.

The Depositary will receive agreed compensation for its services in connection with the CoinSmart Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by WonderFi and CoinSmart against certain liabilities under applicable securities laws and expenses in connection therewith.

Surrender of CoinSmart Share Certificates

If you are a Registered CoinSmart Shareholder, you should have received with this Information Circular, a form of proxy and a CoinSmart Letter of Transmittal. If the CoinSmart Arrangement Resolution is passed and the Transaction is implemented, in order to receive the WonderFi DRS Statements representing the Consideration Shares and certificates or DRS statements representing the Earnout Rights, Registered CoinSmart Shareholders must complete and sign the CoinSmart Letter of Transmittal enclosed with this Information Circular and deliver it, together with the CoinSmart Share Certificate(s) or CoinSmart DRS Statement(s) representing their CoinSmart Shares, and the other relevant documents required by the instructions set out therein, to the Depositary in accordance with the instructions contained in the CoinSmart Letter of Transmittal. CoinSmart Shareholders can request additional copies of the CoinSmart Letter of Transmittal by contacting the Depositary. The CoinSmart Letter of Transmittal is also available under CoinSmart's profile on SEDAR at www.sedar.com.

The CoinSmart Letter of Transmittal contains procedural information relating to the CoinSmart Arrangement and should be reviewed carefully. The deposit of CoinSmart Shares pursuant to the procedures in the CoinSmart Letter of Transmittal will constitute a binding agreement between the depositing Registered CoinSmart Shareholder and WonderFi upon the terms and subject to the conditions of the CoinSmart Arrangement.

In all cases, delivery of the WonderFi DRS Statements representing the Consideration Shares and certificates or DRS statements representing the Earnout Rights for CoinSmart Shares deposited will be made only after timely receipt by the Depositary of CoinSmart Share Certificate(s) or CoinSmart DRS Statement(s) representing such CoinSmart Shares, together with a properly completed and duly executed CoinSmart Letter of Transmittal in the form accompanying this Information Circular relating to such CoinSmart Shares, with signatures guaranteed if so required in accordance with the instructions in the CoinSmart Letter of Transmittal, and any other required documents.

Prior to the Effective Time, where a CoinSmart Share Certificate has been destroyed, lost or stolen, the Registered CoinSmart Shareholder of that CoinSmart Share Certificate should request from TSX Trust a replacement CoinSmart Share Certificate. After the Effective Time, where a CoinSmart Share Certificate has been destroyed, lost or stolen, the Registered CoinSmart Shareholder of that CoinSmart Share Certificate should complete the CoinSmart Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, theft or destruction to the Depositary at its office specified in the CoinSmart Letter of Transmittal. The Depositary will respond with replacement requirements (which may include a bonding or indemnity requirement) that must be satisfied in order for the undersigned to receive the WonderFi DRS Statements representing the Consideration Shares and certificates or DRS statements representing the Earnout Rights in accordance with the CoinSmart Arrangement.

If a CoinSmart Letter of Transmittal is executed by a Person other than the Registered CoinSmart Shareholder of the CoinSmart Share Certificate(s) or CoinSmart DRS Statement(s) deposited therewith, the CoinSmart Share Certificate(s) or CoinSmart DRS Statement(s), as applicable, must be endorsed or be accompanied by an appropriate share transfer power of attorney properly completed by the Registered CoinSmart Shareholder, and the signature on such endorsement or share transfer power of attorney must correspond exactly to the name of the Registered WonderFi Shareholder as registered or as appearing on the CoinSmart Share Certificate(s) or CoinSmart DRS Statement(s), as applicable, and must be guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any CoinSmart Shares deposited pursuant to the CoinSmart Arrangement will be determined by WonderFi in its sole discretion. Depositing Registered CoinSmart Shareholders agree that such determination shall be final and binding. WonderFi reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any CoinSmart Letter of Transmittal and/or accompanying documents received by it.

The method of delivery of CoinSmart Share Certificate(s) or CoinSmart DRS Statement(s), as applicable, and all other required documents is at the option and risk of the Person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. WonderFi recommends that such documents be delivered by hand to the Depositary and a receipt obtained. However, if documents are mailed, WonderFi recommends that registered mail be used and that appropriate insurance be obtained. Delivery by hand at the office of the Depositary may not be possible. Registered CoinSmart Shareholders seeking to utilize this option should contact the Depositary to confirm the availability of hand delivery.

If you are not a Registered CoinSmart Shareholder, you should carefully follow the instructions from the Intermediary that holds CoinSmart Shares on your behalf in order to receive the Consideration and Earnout Rights for your CoinSmart Shares.

Stock Exchange Listing and Delisting Matters

On March 31, 2023, the last trading day on which the WonderFi Shares and CoinSmart Shares traded prior to announcement of the Transaction, the closing price of the WonderFi Shares on the TSX was $0.16 and the closing price of the CoinSmart Shares on the NEO Exchange was $0.17. On May 11, 2023, the last trading day on which the WonderFi Shares and CoinSmart Shares traded prior to the date of this Information Circular, the closing price of the WonderFi Shares on the TSX was $0.16 and the closing price of the CoinSmart Shares on the NEO Exchange was $0.22.

For information with respect to the trading history of the WonderFi Shares and the CoinSmart Shares, see "Information Concerning WonderFi - Trading Price and Volume" in Schedule M to this Information Circular and "Information Concerning CoinSmart -Trading Price and Volume" in Schedule O to this Information Circular.

It is anticipated that the CoinSmart Shares will be delisted from the NEO Exchange following completion of the Transaction and WonderFi will apply to have CoinSmart cease to be a reporting issuer in the jurisdictions in which it is currently a reporting issuer. See "Cautionary Note Regarding Forward-Looking Statements".

It is a condition of Closing that the TSX shall have conditionally approved certain matters relating to the Transaction, subject to notice of issuance and WonderFi providing the TSX with customary documentation, including with respect to the listing of the WonderFi Shares issuable in connection with the Transaction. See Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Transaction Resolution".

The TSX will generally not require further security holder approval for the issuance of up to an additional 143,381,394 WonderFi Shares, such number being 25% of the number of securities approved by security holders for the Transaction. This number does not account for any WonderFi Shares that may separately be approved for issuance pursuant to the WonderFi Consultant Resolution or the WonderFi Steering Committee Compensation Resolution.

As of the date hereof, the Parties have applied to the TSX for approval of the matters set forth above, but have not yet received conditional approval. Listing of the WonderFi Shares issuable in connection with the Transaction is subject to WonderFi fulfilling all of the requirements of the TSX.

The CoinSmart Shares are currently listed and posted for trading on the NEO Exchange under the symbol "SMRT". Following completion of the Transaction, CoinSmart will become a wholly-owned subsidiary of WonderFi, and it is anticipated that WonderFi will, in connection with the Transaction, apply to the applicable Canadian securities regulators to (i) have CoinSmart cease to be a reporting issuer following completion of the Transaction, and (ii) have the CoinSmart Shares delisted from the NEO following, or concurrently with, the completion of the Transaction.

Coinsquare Shareholders, CoinSmart Shareholders, and WonderFi Shareholders should be aware that the final approvals have not yet been given by the regulatory authorities referred to above. Neither WonderFi, Coinsquare, nor CoinSmart can provide any assurances that such approvals will be obtained.

The matters set out herein remain subject to the further approval of the TSX. In the event that the TSX deems the Transaction to be a backdoor listing pursuant to Section 626 of the TSX Company Manual, the Combined Company will be required to demonstrate that it meets the original listing requirements of the TSX, to the satisfaction of the TSX. If the Combined Company does not meet the original listing requirements of the TSX, it may be delisted from the TSX. Although WonderFi is confident that such requirements will be satisfied, there can be no assurances that all conditions of the TSX will be met. In such event, the Combined Company will pursue a listing on an alternative stock exchange.

Expenses

Except as otherwise expressly provided in the Business Combination Agreement, all costs and expenses, including fees, disbursements and charges of counsel, financial advisors and accountants, incurred in connection with the Business Combination Agreement and the transactions contemplated thereby shall be paid by the Party incurring such costs and expenses, whether or not the Effective Time shall have occurred. Notwithstanding the foregoing, under the Business Combination Agreement, the Parties acknowledged and agreed that all fees and disbursements of U.S. legal counsel engaged by WonderFi in respect of the Transaction shall be borne equally by the Parties.

Advisors and Consultants

WonderFi engaged Halpern & Co. Limited to introduce WonderFi to Coinsquare and CoinSmart.  In consideration for such introduction, WonderFi has agreed to pay Halpern & Co. Limited $600,000 in cash plus applicable taxes and, at the election of WonderFi, an additional $600,000 satisfied by way of cash or by the issuance of WonderFi Shares at a price per share equal to the 5-day VWAP of the WonderFi Shares prior to the effective date of the Transaction.

Coinsquare engaged Origin as its broker in respect of the Transaction. Upon successful closing of the Transaction, the fees payable to Origin amount to $1,200,000. WonderFi (as the Combined Company) may pay up to 50% of such fee in WonderFi Shares at a price per share equal to the 5-day VWAP of the WonderFi Shares prior to the effective date of the Transaction, with the balance to be paid in cash at closing of the Transaction.

Milestone Payment

To satisfy a closing milestone payment obligation owing by Coinsquare to Eric Richmond (an officer of Coinsquare), WonderFi (as the Combined Company) has agreed to issue 1,500,000 WonderFi Shares to Eric Richmond, of which 50% shall be forfeited and cancelled in the event Mr. Richmond voluntarily resigns as an officer of Coinsquare within 6 months of the Effective Date.

Effective Date

If the WonderFi Transaction Resolution, Coinsquare Arrangement Resolution, and the CoinSmart Arrangement Resolution are all passed at their respective meetings, and all conditions disclosed under "The Business Combination Agreement - Conditions to the Transaction Becoming Effective" are met or waived in accordance with the terms of the Business Combination Agreement, it is anticipated that the Transaction will be completed as soon as practicable following the date on which the conditions to completion of the Transaction are satisfied or waived with effect as of 12:01 a.m. (Vancouver time) on such date. Subject to receipt of the Required Approvals, WonderFi, Coinsquare, and CoinSmart presently intend that the Transaction will be completed as soon as practicable following the completion of the WonderFi Meeting, the Coinsquare Meeting, the CoinSmart Meeting, and the issuance of the Final Orders. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors".

Differences in Rights between the CBCA and the BCBCA

Following completion of the Transaction, the rights of the former Coinsquare Shareholders (as the holders of the Coinsquare Shares received pursuant to the Transaction) will be governed by the BCBCA. In general terms, the BCBCA provides shareholders substantively the same rights as are available to shareholders under the CBCA, including rights of dissent and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings, requirements for certain corporate procedures and certain shareholder remedies.

Amendments to the Charter Documents

Any substantive change to the corporate charter of a company under the BCBCA, such as an alteration of the restrictions, if any, on the business that may be carried on by the company, a change in the name of the company or an increase or reduction of the authorized capital of the company, requires approval by the type of resolution specified in the BCBCA for such an alteration. In certain cases, the BCBCA requires a special resolution unless the company's articles specify a different type of resolution (such as an ordinary shareholders' resolution or an exceptional shareholders' resolution or a directors' resolution) is required to make such change. As a result, the type of resolution required for one type of change may be different than the type of resolution required for another type of change. Also, the BCBCA provides that a right or special right attached to issued shares must not be prejudiced or interfered with by an alteration unless the shareholders holding shares of the class or series of shares to which such right or special right is attached consent by special resolution of those shareholders whether or not such shares otherwise carry the right to vote.

The CBCA requires, for certain fundamental changes, such as subdivision or consolidation of shares or name changes, a special resolution passed by not less than two-thirds of the votes cast by shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes of shares, or in the case of holders of a series of shares in a manner different from other shares of the same class, a resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote.

Special Resolutions

There is a difference in the definition of "special resolution" under the CBCA and the BCBCA. Under the CBCA, a special resolution requires approval by at least a two-thirds majority vote of the shareholders of a corporation and, under the BCBCA, requires approval by a special majority, being a two-thirds to three-quarters majority vote of the shareholders of a corporation, depending on what the articles of the corporation specify is required for a special majority. The BCBCA also provides that the articles may specify that certain corporate procedures, such as name changes, may require an exceptional resolution requiring approval by a vote greater than a special majority.

Sale of Undertaking

The CBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting upon a sale, lease or exchange of all or substantially all of the property of the corporation. Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote.

The BCBCA requires the sale, lease or other disposition of all or substantially all of a corporation's undertaking to be authorized by special resolution passed by shareholders. Only shares that carry the right to vote may be voted.

Rights of Dissent

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the common shares held by such shareholder at the fair value of such common shares. The dissent right is applicable where the company proposes to:

1. alter its articles to alter restrictions on the powers of the company or the business it is permitted to carry on;

2. amalgamate with another corporation;

3. approve an arrangement, if the terms of the arrangement permit dissent;

4. authorize the continuation of the company out of the jurisdiction;

5. authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

6. authorize the continuation of the corporation into a jurisdiction other than British Columbia; and

7. authorize any other resolution, if dissent is authorized by that resolution.

In addition, the BCBCA provides a dissent remedy in respect of any court order that permits dissent. The CBCA contains a similar dissent remedy, although the triggering events and the procedure for exercising this remedy are slightly different than those contained in the BCBCA. Under both the CBCA and the BCBCA, there is no right of dissent in respect of an amalgamation between a company and its wholly owned subsidiary, or between wholly owned subsidiaries of the same company.

The CBCA provides for the right to dissent in the circumstances described in (1), (2), (4), (5) of the above but does not provide for the right to dissent in the circumstances described in (7) of the above, nor in respect of any court order that permits dissent. The CBCA does provide a right of dissent pursuant to a court order approving an arrangement and with respect to a resolution to carry-out a going-private transaction or a squeeze-out transaction or where a corporation resolves to amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of a class or to add, change or remove any restrictions on the business or businesses that the corporation may carry on.

In addition, the BCBCA requires that dissent rights must be exercised with respect to all of the shares in respect of which the dissenting shareholder is the registered and beneficial owner (and the dissenting shareholder must cause the registered owner of any such shares beneficially owned by the dissenting shareholder to dissent with respect to all such shares). The CBCA similarly provides that a shareholder may only dissent with respect to all of the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Oppression Remedies

Under the BCBCA, a shareholder of a company (including beneficial shareholders and any other person whom the court considers appropriate to seek a remedy) has the right to apply to the court on the grounds that: (i) the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, or (ii) that some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders. On such an application, the court may make such order as it sees appropriate, including an order to prohibit any act proposed by the company.

The CBCA contains rights that are broader, in that they are available to a larger class of complainants. Under the CBCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director, or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the company to (i) enforce an obligation owed to the company that could be enforced by the company itself or (ii) to obtain damages for any breach of such an obligation. A broader right to bring a derivative action is contained in the CBCA as this right extends to officers, former shareholders, directors or officers of a corporation or its affiliates, and any person, who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced, with leave of the court, in the name and on behalf of the subsidiaries of a corporation.

Requisition of Meetings

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that shareholders of a company who hold in the aggregate at least one-twentieth of the issued shares of the company that carry the right to vote at general meetings may give notice to the directors requiring them to call and hold a general meeting within four months. If the directors do not, within 21 days after the date on which the requisition is received by the company, send notice of a general meeting, the requisitioning shareholders, or any one or more of them holding, in the aggregate, more than one-fortieth of the issued shares of the company that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition.

Place of Meetings

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at the place within Canada provided in the by-laws. Meetings of shareholders may also be held outside Canada if the place is specified in the articles of incorporation or if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Under the BCBCA, general meetings of shareholders are to be held in British Columbia or may be held at a location outside of British Columbia if:

1. the location is provided for in the articles;

2. the articles do not restrict the company from approving a location outside of British Columbia, the location is approved by the resolution required by the articles for that purpose, or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

3. the location is approved in writing by the BC Registrar of Companies before the meeting is held.

Directors

The CBCA requires that a distributing corporation must have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. Under the CBCA, at least twenty-five per cent of the directors must be resident Canadians; however, if a corporation has less than four directors, at least one director must be a resident Canadian. The BCBCA provides that a reporting company must have a minimum of three directors. There is no further requirement with respect to the directors' status as officers and/or employees of the company or its affiliates. The BCBCA does not contain any residency requirements for directors.

Mogo Insider Relationship

Upon successful closing of the Transaction, pursuant to the Coinsquare Arrangement, Mogo will become an insider of WonderFi (as the Combined Company), holding, directly or indirectly, the following WonderFi Shares:

WonderFi Shares Issued(1)	Percentage of WonderFi Shares on a Pro forma Basis(2)
86,962,639	13.50%

Notes:

(1) Representing 12,518,473 Coinsquare Shares multiplied by the Coinsquare Exchange Ratio.

(2) Based on the assumption that there will be approximately 644,372,583 WonderFi Shares issued and outstanding following completion of the Transaction, based on: (a) 241,963,755 WonderFi Shares issued and outstanding as of the WonderFi Record Date plus 1,500,000 WonderFi Shares issuable on settlement of WonderFi RSUs, 10,500,000 WonderFi Shares issuable to members of and advisors to the Steering Committee upon completion of the Transaction, 1,500,000 WonderFi Shares issuable to Eric Richmond upon completion of the Transaction, excluding WonderFi Shares issuable pursuant to all other convertible securities, (b) 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date plus 4,535,526 CoinSmart Shares issuable on settlement of CoinSmart RSUs prior to the Effective Time (of which, as of the date of this Information Circular, 1,397,859 CoinSmart RSUs are outstanding and 3,137,667 CoinSmart RSUs have been approved for issuance prior to the Effective Time) and 1,382,770 CoinSmart Shares issuable on exercise of CoinSmart Options that were In-the-Money Options on the date of the Business Combination Agreement; and (c) 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular plus 1,678,684 Coinsquare Shares issuable on exercise of Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement, assuming no issuances of additional WonderFi Shares, CoinSmart Shares or Coinsquare Shares, as applicable, prior to Closing). In particular, the foregoing assumes that prior to Closing: (a) all CoinSmart RSUs outstanding or approved for issuance as at the CoinSmart Record Date will be settled in CoinSmart Shares; (b) all CoinSmart Options outstanding as at the CoinSmart Record Date that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; (c) all Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; (d) no WonderFi Shares will be issued to holders of CoinSmart Warrants, CoinSmart Options that were not In-the-Money Options or Coinsquare Options that were not In-the-Money Options on the date of the Business Combination Agreement; (e) no CoinSmart Warrants will be exercised; (f) WonderFi will not elect to issue any WonderFi Shares in respect of the settlement of any Earnout Rights, fee obligations to Origin, or in satisfaction of fee obligations payable to Halpern & Co.; and (g) this figure does not include up to an additional 143,381,394 WonderFi Shares, such number being 25% of the number of securities approved by WonderFi Shareholders for the Transaction, in accordance with the rules and policies of the TSX, which such number does not account for any WonderFi Shares that may separately be approved for issuance pursuant to the WonderFi Consultant Resolution or the WonderFi Steering Committee Compensation Resolution. The number of WonderFi Shares issued to former CoinSmart Shareholders and Coinsquare Shareholders has been adjusted for rounding, to reflect that the number of WonderFi Shares issued to each Registered Coinsquare Shareholder and Registered CoinSmart Shareholder will be rounded down to the nearest whole number.

THE BUSINESS COMBINATION AGREEMENT

The steps of the Transaction, as set out in the Business Combination Agreement, are summarized under "The Transaction - Effect of the Coinsquare Arrangement" and "The Transaction - Effect of the CoinSmart Arrangement" The general description of the Business Combination Agreement that follows is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is available under the respective profiles of WonderFi and CoinSmart on SEDAR at www.sedar.com.

General

WonderFi, Coinsquare, and CoinSmart entered into the Business Combination Agreement on April 2, 2023. Pursuant to the Business Combination Agreement, WonderFi has agreed to acquire (i) all of the Coinsquare Shares by way of the Coinsquare Arrangement, and (ii) all of the CoinSmart Shares by way of the CoinSmart Arrangement, in an all-equity business combination transaction.

Under the terms of the Business Combination Agreement, if the Transaction becomes effective:

  the Coinsquare Shareholders (other than Dissenting Coinsquare Shareholders) will receive 6.946745 WonderFi Shares for each Coinsquare Share held, representing the Coinsquare Exchange Ratio; and

  the CoinSmart Shareholders (other than dissenting CoinSmart Shareholders) will receive 1.801462 WonderFi Shares for each CoinSmart Share held, representing the CoinSmart Exchange Ratio. In addition, each CoinSmart Share (other than CoinSmart Shares held by dissenting CoinSmart Shareholders) will be exchanged for one Earnout Right (generally defined as a right to share proportionately in up to an additional $15 million of total consideration, which may be paid by WonderFi in cash or a combination of cash and WonderFi Shares, based on the revenues of CoinSmart's SmartPay business (over a period of three years following closing of the Transaction)). Specifically, up to 50% of the Earnout Payment may, at the election of WonderFi, be satisfied by the issuance of WonderFi Shares, calculated using the 10-day volume-weighted average price of the WonderFi Shares as listed on the TSX on the business day immediately preceding the relevant payment date. In addition, subject to certain conditions, WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to 0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election), which may be satisfied in cash or a combination of cash and WonderFi Shares.

In the Business Combination Agreement, each of WonderFi, Coinsquare, and CoinSmart provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs. The assertions embodied in those representations and warranties are solely for the purposes of the Business Combination Agreement. Certain representations and warranties may not be accurate and complete as of any specified date because they are qualified by certain disclosure provided by each Party to the other, or are subject to a standard of materiality or are qualified by reference to a Material Adverse Effect. Therefore, WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders should not rely on the representations and warranties as statements of factual information.

In the Business Combination Agreement, WonderFi, Coinsquare, and CoinSmart also provide covenants to one another, including among other things, on the part of each of Coinsquare and CoinSmart that Coinsquare and CoinSmart, as applicable, will, and will cause each of its respective subsidiaries to, subject to the terms of the Business Combination Agreement, conduct business only in the ordinary course of business and in compliance with Applicable Laws, and will use commercially reasonable efforts to preserve intact its present business organization and goodwill and assets, to keep available the services of its employees, consultants, and independent contractors, as a group, and to maintain satisfactory relationships with suppliers, employees, consultants, contractors, Governmental Authorities and others having business relationships with Coinsquare or CoinSmart, as applicable, and their respective subsidiaries from the date of the Business Combination Agreement to the Effective Date and will, except with the prior written consent of WonderFi, as expressly required or permitted by the Business Combination Agreement, or as required by Applicable Laws or any Governmental Authority, or as contemplated in the Disclosure Letter, comply with specific covenants in furtherance of such covenant.

Under the Business Combination Agreement, WonderFi, Coinsquare, and CoinSmart have agreed to seek WonderFi Shareholder Approval, Coinsquare Shareholder Approval, and CoinSmart Shareholder Approval, respectively, for the Transaction. WonderFi, Coinsquare, and CoinSmart have each agreed to use their respective commercially reasonable efforts to satisfy the conditions to the Transaction set forth in the Business Combination Agreement, all in accordance with the terms thereof.

Conditions to the Transaction Becoming Effective

In order for the Transaction and the other transactions contemplated by the Business Combination Agreement to be completed, certain conditions must have been satisfied (or in certain cases, waived) on or before the Effective Date, including but not limited to the conditions summarized below:

1. Mutual Conditions:

(a) the Required Approvals will have been obtained and will have not been rescinded;

(b) the Transaction Resolutions will have been approved and adopted at the WonderFi Meeting, Coinsquare Meeting and CoinSmart Meeting, as applicable;

(c) the Coinsquare Final Order in respect of the Coinsquare Arrangement and the CoinSmart Final Order in respect of the CoinSmart Arrangement will have been obtained on terms acceptable to the Parties, each acting reasonably;

(d) no Governmental Authority will have enacted, issued, promulgated, enforced or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated by the Business Combination Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated under the Business Combination Agreement to be rescinded following the completion thereof;

(e) no Action will have been commenced against the Parties that would prevent the Closing and no injunction or restraining order will have been issued by any Governmental Authority and be in effect, which restrains or prohibits any transaction contemplated under the Business Combination Agreement;

(f) WonderFi will have received conditional approval from the TSX in respect of the listing of the (i) WonderFi Shares comprising the Consideration Shares, (ii) the WonderFi Shares issuable on the exercise of the New WonderFi Options, (iii) the WonderFi Shares issuable on the exercise of the CoinSmart Warrants; (iv) the WonderFi Shares issuable in satisfaction of any payments under the Earnout Rights Indenture; and (v) any other WonderFi Shares to be issued in connection with the Transaction as further described under the Business Combination Agreement;

(g) WonderFi will have entered into employment or consulting agreements with certain parties, as described under the heading "The Business Combination Agreement - Governance Matters".

(h) WonderFi will have delivered to the other Parties all resignations of its directors, effective as of the Closing, that are required to create vacancies on the WonderFi Board that enable the WonderFi Board to be reconstituted as described under the heading "The Business Combination Agreement - Governance Matters", all in a form acceptable to the Parties, each acting reasonably:

(i) Coinsquare will have delivered to the other Parties resignations of each of its directors (unless otherwise agreed to by the Parties), effective as of the Closing, all in a form acceptable to the Parties, each acting reasonably;

(j) CoinSmart will have delivered to the other Parties resignations of each of its directors (unless otherwise agreed to by the Parties), effective as of the Closing, all in a form acceptable to the Parties, each acting reasonably;

(k) WonderFi will have entered into investor rights agreements, as described under the heading "The Business Combination Agreement - Governance Matters";

(l) the Earnout Rights Indenture will have been entered into by the parties thereto and will not have been terminated;

(m) the sum of (i) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been duly exercised and not withdrawn and (ii) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been exercised and not withdrawn, will not be more than 10%; provided that this condition may be waived in writing by two of the Parties and such waiver will be binding upon the non-waiving Party, as applicable; and

(n) the Consideration Shares, Earnout Rights, and New WonderFi Options to be issued pursuant to the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable, will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and applicable securities laws of any state of the United States; provided, however, that Coinsquare and/or CoinSmart will be not entitled to the benefit of such condition, and will be deemed to have waived such condition in the event that Coinsquare and/or CoinSmart, as applicable, (i) fails to comply with the requirements set forth in Section 2.11 of the Business Combination Agreement, or (ii) fails to advise the Court prior to the hearing in respect of its respective Interim Order that WonderFi intends to rely on the Section 3(a)(10) Exemption based on the Court's approval of the Coinsquare Arrangement and the CoinSmart Arrangement, respectively, and its respective Final Order will reflect such reliance.

2. Additional Conditions in Favour of WonderFi:

(a) Other than certain fundamental representations and warranties of Coinsquare and CoinSmart, the representations and warranties of each of Coinsquare and CoinSmart set out in the Business Combination Agreement and any certificate or other writing delivered pursuant thereto will be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date of the Business Combination Agreement and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which will be determined as of that specified date in all respects). The fundamental representations and warranties of Coinsquare and CoinSmart excluded in the foregoing statement will be true and correct in all respects on and as of the date of the Business Combination Agreement and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which will be determined as of that specified date in all respects).

(b) Each of Coinsquare and CoinSmart will have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Business Combination Agreement to be performed or complied with by it before or on the Effective Time; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, each of Coinsquare and CoinSmart will have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) All approvals, consents and waivers required by Coinsquare as specified in the Coinsquare Disclosure Letter and required by CoinSmart as specified in the CoinSmart Disclosure Letter will have been received, and executed counterparts thereof will have been delivered to WonderFi, at or before the Effective Time.

(d) From the date of the Business Combination Agreement, there will not have occurred any Material Adverse Effect with respect to either Coinsquare or CoinSmart, nor will any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to Coinsquare or CoinSmart.

(e) WonderFi will have received a certificate, dated the Effective Date and signed by a duly authorized officer of (i) Coinsquare, that each of the conditions relating to the truth of its representations and warranties and the performance of its obligations and covenants, have been satisfied and (ii) CoinSmart, that each of the conditions relating to the truth of its representations and warranties and the performance of its obligations and covenants, have been satisfied.

(f) WonderFi will have received a certificate of an officer of each of Coinsquare and CoinSmart certifying that attached thereto are true and complete copies of all resolutions adopted by the shareholder(s) and the Coinsquare Board and CoinSmart Board, respectively, authorizing the execution, delivery and performance of the Business Combination Agreement and the other transaction documents related thereto to which Coinsquare and CoinSmart is a party, and the consummation of the transactions contemplated thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated thereby.

(g) WonderFi will have received a certificate of an executive officer of each of Coinsquare and CoinSmart certifying the names and signatures of their respective officers authorized to sign the Business Combination Agreement and the other documents to be delivered thereunder.

(h) Each of Coinsquare and CoinSmart will have delivered to WonderFi a certificate of good standing or compliance (or its equivalent) for (i) Coinsquare and the Coinsquare Material Subsidiaries, and (ii) CoinSmart and the CoinSmart Material Subsidiaries, respectively, from the applicable Governmental Authority of the jurisdiction under the Applicable Laws in which each such Person is incorporated.

(i) As at the Effective Date, CCML will be in good standing with all applicable IIROC requirements, including that it will have the minimum risk adjusted capital levels required under IIROC rules.

(j) Each of Coinsquare and CoinSmart will have delivered evidence, in form and substance satisfactory to WonderFi, acting reasonably, of the exercise, settlement, or cancellation, as applicable, of all Coinsquare Options, CoinSmart Options, and CoinSmart RSUs in accordance with the Business Combination Agreement.

3. Additional Conditions in Favour of Coinsquare:

(a) Other than certain fundamental representations and warranties of WonderFi and CoinSmart, the representations and warranties of each of WonderFi and CoinSmart set out in the Business Combination Agreement and any certificate or other writing delivered pursuant thereto will be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date of the Business Combination Agreement and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which will be determined as of that specified date in all respects). The fundamental representations and warranties of WonderFi and CoinSmart excluded in the foregoing statement will be true and correct in all respects on and as of the date of the Business Combination Agreement and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which will be determined as of that specified date in all respects).

(b) Each of WonderFi and CoinSmart will have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Business Combination Agreement to be performed or complied with by it before or on the Effective Time; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, each of WonderFi and CoinSmart will have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) All approvals, consents and waivers required by WonderFi as specified in the WonderFi Disclosure Letter and required by CoinSmart as specified in the CoinSmart Disclosure Letter will have been received, and executed counterparts thereof will have been delivered to Coinsquare, at or before the Effective Time.

(d) From the date of the Business Combination Agreement, there will not have occurred any Material Adverse Effect with respect to either WonderFi or CoinSmart, nor will any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to WonderFi or CoinSmart.

(e) Coinsquare will have received a certificate, dated the Effective Date and signed by a duly authorized officer of (i) WonderFi, that each of the conditions relating to the truth of its representations and warranties and the performance of its obligations and covenants, have been satisfied and (ii) CoinSmart, that each of the conditions relating to the truth of its representations and warranties and the performance of its obligations and covenants, have been satisfied.

(f) Coinsquare will have received a certificate of an officer of each of WonderFi and CoinSmart certifying that attached thereto are true and complete copies of all resolutions adopted by the shareholder(s) and the WonderFi Board and CoinSmart Board, respectively, authorizing the execution, delivery and performance of the Business Combination Agreement and the other transaction documents related thereto to which WonderFi and CoinSmart is a party, and the consummation of the transactions contemplated thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated thereby.

(g) Coinsquare will have received a certificate of an executive officer of each of WonderFi and CoinSmart certifying the names and signatures of their respective officers authorized to sign the Business Combination Agreement and the other documents to be delivered thereunder.

(h) Each of WonderFi and CoinSmart will have delivered to Coinsquare a certificate of good standing or compliance (or its equivalent) for (i) WonderFi and the WonderFi Material Subsidiaries, and (ii) CoinSmart and the CoinSmart Material Subsidiaries, respectively, from the applicable Governmental Authority of the jurisdiction under the Applicable Laws in which each such Person is incorporated.

(i) WonderFi will have taken reasonable steps to satisfy its covenants described in "The Business Combination Agreement - Governance Matters".

(j) WonderFi will have delivered evidence, in form and substance satisfactory to Coinsquare, acting reasonably, that it has issued the New WonderFi Options to the former holders of Coinsquare Options in accordance with the Business Combination Agreement.

4. Additional Conditions in Favour of CoinSmart:

(a) Other than certain fundamental representations and warranties of WonderFi and Coinsquare, the representations and warranties of each of WonderFi and Coinsquare set out in the Business Combination Agreement and any certificate or other writing delivered pursuant thereto will be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date of the Business Combination Agreement and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which will be determined as of that specified date in all respects). The fundamental representations and warranties of WonderFi and Coinsquare excluded in the foregoing statement will be true and correct in all respects on and as of the date of the Business Combination Agreement and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which will be determined as of that specified date in all respects).

(b) Each of WonderFi and Coinsquare will have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Business Combination Agreement to be performed or complied with by it before or on the Effective Time; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, each of WonderFi and Coinsquare will have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) All approvals, consents and waivers required by WonderFi as specified in the WonderFi Disclosure Letter and required by Coinsquare as specified in the Coinsquare Disclosure Letter will have been received, and executed counterparts thereof will have been delivered to CoinSmart, at or before the Effective Time.

(d) From the date of the Business Combination Agreement, there will not have occurred any Material Adverse Effect with respect to either WonderFi or Coinsquare, nor will any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to WonderFi or Coinsquare.

(e) CoinSmart will have received a certificate, dated the Effective Date and signed by a duly authorized officer of (i) WonderFi, that each of the conditions relating to the truth of its representations and warranties and the performance of its obligations and covenants, have been satisfied and (ii) Coinsquare, that each of the conditions relating to the truth of its representations and warranties and the performance of its obligations and covenants, have been satisfied.

(f) CoinSmart will have received a certificate of an officer of each of WonderFi and Coinsquare certifying that attached thereto are true and complete copies of all resolutions adopted by the shareholder(s) and the WonderFi Board and Coinsquare Board, respectively, authorizing the execution, delivery and performance of the Business Combination Agreement and the other transaction documents related thereto to which WonderFi and Coinsquare is a party, and the consummation of the transactions contemplated thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated thereby.

(g) CoinSmart will have received a certificate of an executive officer of each of WonderFi and Coinsquare certifying the names and signatures of their respective officers authorized to sign the Business Combination Agreement and the other documents to be delivered thereunder.

(h) Each of WonderFi and Coinsquare will have delivered to CoinSmart a certificate of good standing or compliance (or its equivalent) for (i) WonderFi and the WonderFi Material Subsidiaries, and (ii) Coinsquare and the Coinsquare Material Subsidiaries, respectively, from the applicable Governmental Authority of the jurisdiction under the Applicable Laws in which each such Person is incorporated.

(i) As at the Effective Date, CCML will be in good standing with all applicable IIROC requirements, including that it will have the minimum risk adjusted capital levels required under IIROC rules.

(j) WonderFi will have taken reasonable steps to satisfy its covenants described in "The Business Combination Agreement - Governance Matters".

(k) WonderFi will have delivered evidence, in form and substance satisfactory to CoinSmart, acting reasonably, that it has issued the New WonderFi Options to the former holders of CoinSmart Options and CoinSmart RSUs in accordance with the Business Combination Agreement.

(l) WonderFi will have delivered a replacement certificate to the holders of the CoinSmart Warrants evidencing WonderFi's assumption of CoinSmart's obligations in respect of the CoinSmart Warrants in accordance with the Business Combination Agreement against delivery to WonderFi and cancellation of the former original certificates representing such CoinSmart Warrants.

Governance Matters

Pursuant to the Business Combination Agreement, on the Effective Date and concurrent with Closing, WonderFi covenanted and agreed to:

(a) reconstitute the WonderFi Board to be comprised of nine (9) directors as follows (unless otherwise agreed to in writing by the Parties):

• four (4) nominees of Coinsquare (being Michael Wekerle, Jason Theofilos, Nicholas Thadaney, and Wendy Rudd);

• three (3) nominees of WonderFi (being Robert Halpern, Dean Skurka, and Chris Marsh); and

• two (2) nominees of CoinSmart (being Justin Hartzman and G. Scott Paterson).

(b) reconstitute the WonderFi compensation committee to consist of three (3) independent directors, where each Party will have one (1) nominee thereof; and

(c) appoint certain individuals to serve as employees, advisors or consultants of WonderFi pursuant to employment or consulting agreements agreeable to the parties thereto, as more particularly set forth in the WonderFi Disclosure Letter; and

(d) enter into investor rights agreements with each of Mogo, the WonderFi Group Investors, and CoinSmart Group Investors, as applicable, on terms acceptable to the Parties, and substantially in the respective forms appended in Schedule F of the Business Combination Agreement.

In addition, pursuant to and effective upon execution of the Business Combination Agreement, the Parties constituted a steering committee (the "Steering Committee") comprised of Jason Theofilos, Michael Wekerle, Scott Paterson and Robert Halpern, with Mr. Noel Biderman initially appointed as "Steering Lead", or such other person as the Steering Committee may determine, to undertake further steps on behalf of the Steering Committee as he shall determine are necessary or advisable in relation to better understanding the business, operations, personnel and financial performance of each of the transacting parties, both from a historical and current perspective, including any proposed future commitments or undertaking by the parties in relation to their operations or financial position. O'Leary Productions Inc. and LDL Corp. have been engaged to act as advisors to the Steering Committee (the "Steering Committee Advisors"). In consideration for such services, and conditional upon closing of the Transaction, WonderFi has agreed to issue to each of the members of the Steering Committee, the Steering Lead, and the Steering Committee Advisors, 1,500,000 WonderFi Shares at the Effective Time, which will also be subject to contractual escrow and will be released as follows: 1/3 will be released at the Effective Time, 1/3 on the date that is six (6) months following the Effective Time, and 1/3 on the date that is twelve (12) months following the Effective Time.

WonderFi is seeking the approval of disinterested WonderFi Shareholders to the issuance of such WonderFi Shares to Noel Biderman, Halpern & Co., O'Leary Productions Inc., and LDL Corp. See "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Steering Committee Compensation Resolution".

Covenants Regarding Acquisition Proposals

Except as expressly provided in the Business Combination Agreement, each of WonderFi, Coinsquare, and CoinSmart, severally, have agreed not to, and to cause its Subsidiaries and their respective Representatives not to:

1. solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement as described under "The Business Combination Agreement - Notice of Superior Proposal and Right to Match")) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal with respect to that Party;

2. enter into, engage in, knowingly encourage or otherwise participate in any discussions or negotiations with any Person (other than the other Parties and their subsidiaries) regarding an Acquisition Proposal with respect to that Party, or any inquiry, proposal or offer that reasonably would be expected to constitute an Acquisition Proposal with respect to that Party, provided that such Party may (i) advise any Person of the restrictions of the Business Combination Agreement, (ii) contact the Person for the purposes of seeking clarification of the terms of such Acquisition Proposal, and (iii) advise any Person making an Acquisition Proposal to that Party that the WonderFi Board has determined that such Acquisition Proposal does not constitute or could not reasonably be expected to constitute a Superior Proposal with respect to that Party, in each case, if, in so doing, no other information that is prohibited from being communicated under the Business Combination Agreement is communicated to such Person;

3. make, or propose publicly to make a Change in Recommendation with respect to that Party, or fail to public reaffirm (without qualification) the WonderFi Board Recommendation, Coinsquare Board Recommendation or the CoinSmart Board Recommendation;

4. accept or enter into, or propose publicly to accept or enter into, any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal with respect to that Party, unless such Acquisition Proposal constitutes, or would reasonably be expected to constitute a Superior Proposal with respect to that Party in accordance with the Business Combination Agreement; or

5. make any public announcement or take any other action inconsistent with, or that would reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Party's board of directors of the transactions contemplated in the Business Combination Agreement.

The Business Combination Agreement requires that each of WonderFi, Coinsquare, and CoinSmart, severally, will, and will cause their respective Subsidiaries and Representatives to, immediately cease any existing solicitation, discussions, negotiations or other activities commenced prior to the date of the Business Combination Agreement with any Person (other than the other two Parties and their respective Affiliates, acting jointly) conducted by such Party or any of its Affiliates or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal with respect to that Party, and, in connection therewith, such Party will:

1. discontinue access to and disclosure of its and its Subsidiaries' confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) and will as soon as possible request; and

2. use its commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding such Party and its Subsidiaries previously provided in connection therewith to any Person other than the other two Parties to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

Each Party has represented and warranted as of the date of the Business Combination Agreement that neither such Party nor any of its Subsidiaries have waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which such Party or any of its Subsidiaries are a party, except to permit submissions of expressions of interest prior to the date of the Business Combination Agreement, and such Party has represented and warranted that all such standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which such Party or any of its Subsidiaries are a party will, if applicable and in accordance with their terms, remain enforceable.

In connection therewith, each Party has covenanted and agreed that (i) it will enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which such Party or any of its Subsidiaries are a party, and (ii) neither such Party nor any of its Subsidiaries nor any of their respective Representatives has released or will, without the prior written consent of the other two Parties (which may be unreasonably withheld, conditioned or delayed), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting such Party, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which such Party or any of its Subsidiaries are a party.

Notification of Acquisition Proposals

The Business Combination Agreement requires each Party to, as soon as practicable, and in any event, within 24 hours, notify the other two Parties (orally at first and then in writing, in each case within 24 hours) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal with respect to such Party or any request received by such Party or any of its Subsidiaries or their Representatives for non-public information relating to, or for access to the properties, books or records of, such Party or any of its Subsidiaries by any person that informs such Party or any of its Subsidiaries or their Representatives that it is considering making an Acquisition Proposal with respect to such Party, of such Acquisition Proposal, inquiry, proposal, request or offer, including the identity of the Person making such Acquisition Proposal, inquiry, proposal, request or offer and the material terms and conditions thereof and copies of all material or substantive documents received in respect of, from or on behalf of any such Person. Each Party will keep the other two Parties fully informed of the status of substantive developments and substantive discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, request or offer, including any material changes, modifications or other amendments thereto.

Notice of Superior Proposal and Right to Match

Under the terms of the Business Combination Agreement, if at any point prior to the Party's respective Transaction Meeting, that Party receives an unsolicited bona fide Acquisition Proposal, which its board of directors has determined, in good faith after consultation with its outside financial and legal advisors, constitutes or would reasonably be expected to constitute a Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Acquisition Proposal is subject), then that Party may, prior to its Transaction Meeting, then, and only in such case, that Party may provide the Person making such Acquisition Proposal with, or access to, for a period of no more than two weeks, information regarding that Party or any of its Subsidiaries, but only to the extent that the other two Parties had previously been, or are concurrently, provided with, or access to, the same information, if, and only if:

1. that Party has entered into a confidentiality and standstill agreement on terms no less favourable in aggregate to that Party than the Confidentiality Agreement; and

2. that Party has been, and continues to be, in compliance with the section of the Business Combination Agreement pertaining to that Party's Acquisition Proposals.

If a Party receives an Acquisition Proposal that constitutes a Superior Proposal for such Party prior to the approval of that Party's Transaction Resolution by its shareholders, then that Party's board of directors may authorize that Party to enter into a definitive agreement with respect to such Superior Proposal if, and only if all of the following are satisfied:

1. that Party's board of directors determines in good faith that the Acquisition Proposal constitutes a Superior Proposal for such Party;

2. the approval of that Party's Transaction Resolution has not been obtained;

3. that Party has been, and continues to be, compliance with the section of the Business Combination Agreement pertaining to that Party's Acquisition Proposals;

4. that Party has forthwith provided the other two Parties with a notice in writing that there is a Superior Proposal for that Party together with all documentation related to and detailing the Superior Proposal, including a copy of any proposed agreement relating to such Acquisition Proposal and, if applicable, a written notice from that Party's board of directors regarding the value or range of values in financial terms that the Party's board of directors has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in such Superior Proposal;

5. five Business Days (a "Response Period") will have elapsed from the date the other two Parties received the notice and documentation referred to in Item 4 above;

6. if the other two Parties have jointly proposed to amend the terms of the Transaction as described below, such Party's board of directors will have determined, in good faith, after consultation with its outside financial and legal advisors, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Transaction by the other two Parties;

7. that Party concurrently terminates the Business Combination Agreement in accordance with a section thereof which triggers an obligation to pay the Termination Fee; and

8. that Party has previously, or concurrently will have, paid to each of the other two Parties the Termination Fee.

Under the Business Combination Agreement, during a Response Period, or such longer period as the Party receiving an Acquisition Proposal may approve for such purpose, the other two Parties will have the opportunity (but not the obligation), to propose to amend the terms of the Business Combination Agreement, including an increase in, or modification of, the Consideration.

The board of directors of the Party receiving such Acquisition Proposal will review any such proposal to determine in good faith and after consultation with its outside legal counsel and financial advisors, whether the other two Parties' joint proposal to amend the Business Combination Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. If the Party's board of directors determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Business Combination Agreement, it will promptly advise the other two Parties and negotiate in good faith with the other two Parties an amended agreement reflecting such proposed amendments.

Each successive modification of any Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of the Business Combination Agreement and the other two Parties will be afforded a new Response Period in respect of each such Acquisition Proposal from the date on which the other two Parties received the notice and documentation referred to in Item 4 above in respect of such new Superior Proposal from the Party receiving such Superior Proposal.

In circumstances where a Party receiving a Superior Proposal provides the other two Parties with notice of a Superior Proposal and all documentation contemplated by Item 4 above on a date that is less than seven Business Days prior to the Party's Transaction Meeting, such Party may, or if and as requested by the other two Parties, that Party will, either proceed with or postpone its Transaction Meeting to a date that is not more than seven Business Days after the scheduled date of such Transaction Meeting, as directed by the other two Parties, provided, however, that such Transaction Meeting will not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Furthermore, under the Business Combination Agreement, each Party is required to advise its Subsidiaries and its Representatives of the prohibitions set out in the Business Combination Agreement pertaining to Acquisition Proposals for that Party, and any violation of the restrictions set forth in those provisions by that Party, its Subsidiaries or Representatives is deemed to be a breach of those provisions by that Party.

Termination

The Business Combination Agreement may be terminated at any time prior to the Effective Time, in the circumstances specified in the Business Combination Agreement, including:

1. by mutual written agreement of the Parties;

2. by any Party, if:

(a) the Effective Time will not have occurred on or before the Outside Date, except that the right to terminate the Business Combination Agreement will not be available to any Party whose failure to fulfil any of its covenants or obligations, or breach of any of its representations and warranties, under the Business Combination Agreement has been a primary cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(b) after the date of the Business Combination Agreement, there will be enacted or made any Applicable Laws or Governmental Order that remains in effect and that makes consummation of the Transaction illegal or otherwise prohibits or enjoins any Party from consummating the Transaction and such Applicable Laws, Governmental Order or enjoinment will have become final and non-appealable, provided that a Party may not terminate the Business Combination Agreement if the enactment or making of such Applicable Laws or Governmental Order was primarily caused by, or is a result of, the failure of such Party to perform any of its obligations or a breach by such Party of any of its representations and warranties under the Business Combination Agreement; or

(c) any one of the WonderFi Transaction Resolution, Coinsquare Arrangement Resolution or CoinSmart Arrangement Resolution is not approved by, as applicable, the WonderFi Shareholders at the WonderFi Meeting or the Coinsquare Shareholders at the Coinsquare Meeting or the CoinSmart Shareholders at the CoinSmart Meeting, except that the right to terminate the Business Combination Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Business Combination Agreement has been a primary cause of, or resulted in, the failure to receive such approval of the WonderFi Transaction Resolution, Coinsquare Arrangement Resolution or CoinSmart Arrangement Resolution, as applicable;

all as further detailed in the Business Combination Agreement;

3. by WonderFi, if:

(a) prior to the approval of all of the Transaction Resolutions, (A) a Coinsquare Change in Recommendation occurs; (B) the Coinsquare Board authorizes Coinsquare to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a Coinsquare Superior Proposal (C) Coinsquare will have breached its obligations regarding Acquisition Proposals in any material respect;

(b) prior to the approval of all of the Transaction Resolutions, (A) a CoinSmart Change in Recommendation occurs, (B) CoinSmart Board authorizes CoinSmart to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a CoinSmart Superior Proposal, or (C) CoinSmart will have breached its obligations regarding Acquisition Proposals in any material respect;

(c) prior to the approval of the WonderFi Transaction Resolution at the WonderFi Meeting, the WonderFi Board authorizes WonderFi to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a WonderFi Superior Proposal;

(d) a Material Adverse Effect has occurred in respect of either Coinsquare or CoinSmart, that is incapable of being cured on or prior to the Outside Date; or

(e) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of either Coinsquare or CoinSmart set forth in the Business Combination Agreement will have occurred, which breach or failure to perform: (a) is incapable of being cured by Coinsquare or CoinSmart, as applicable, on or prior to the Outside Date or otherwise is not cured by the earlier of (x) thirty (30) days following written notice by WonderFi to Coinsquare or CoinSmart, as applicable, of such breach, and (y) the Outside Date; and (b) would cause certain conditions set forth in the Business Combination Agreement  not to be satisfied; provided that WonderFi is not then in breach of the Business Combination Agreement or has not failed to perform any covenant or other agreement in the Business Combination Agreement so as to cause certain conditions set forth in the Business Combination Agreement not to be satisfied;

all as further detailed in the Business Combination Agreement;

4. by Coinsquare, if:

(a) prior to the approval of all of the Transaction Resolutions, (A) a WonderFi Change in Recommendation occurs; (B) the WonderFi Board authorizes WonderFi to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a WonderFi Superior Proposal (C) WonderFi will have breached its obligations regarding Acquisition Proposals;

(b) prior to the approval of all of the Transaction Resolutions, (A) a CoinSmart Change in Recommendation occurs, (B) CoinSmart Board authorizes CoinSmart to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a CoinSmart Superior Proposal, or (C) CoinSmart will have breached its obligations regarding Acquisition Proposals;

(c) prior to the approval of the Coinsquare Arrangement Resolution at the Coinsquare Meeting, the Coinsquare Board authorizes Coinsquare to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a Coinsquare Superior Proposal;

(d) a Material Adverse Effect has occurred in respect of either WonderFi or CoinSmart, that is incapable of being cured on or prior to the Outside Date; or

(e) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of either WonderFi or CoinSmart  set forth in the Business Combination Agreement will have occurred, which breach or failure to perform: (a) is incapable of being cured by WonderFi or CoinSmart, as applicable, on or prior to the Outside Date or otherwise is not cured by the earlier of (x) thirty (30) days following written notice by Coinsquare to WonderFi or CoinSmart, as applicable, of such breach, and (y) the Outside Date; and (b) would cause certain conditions set forth in the Business Combination Agreement  not to be satisfied; provided that Coinsquare is not then in breach of the Business Combination Agreement or has not failed to perform any covenant or other agreement in the Business Combination Agreement so as to cause certain conditions set forth in the Business Combination Agreement not to be satisfied;

all as further detailed in the Business Combination Agreement;

5. by CoinSmart, if:

(a) prior to the approval of all of the Transaction Resolutions, (A) a WonderFi Change in Recommendation occurs; (B) the WonderFi Board authorizes WonderFi to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a WonderFi Superior Proposal (C) WonderFi will have breached its obligations regarding Acquisition Proposals;

(b) prior to the approval of all of the Transaction Resolutions, (A) a Coinsquare Change in Recommendation occurs, (B) Coinsquare Board authorizes Coinsquare to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a Coinsquare Superior Proposal, or (C) Coinsquare will have breached its obligations regarding Acquisition Proposals;

(c) prior to the approval of the CoinSmart Arrangement Resolution at the CoinSmart Meeting, the CoinSmart Board authorizes CoinSmart to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a CoinSmart Superior Proposal;

(d) a Material Adverse Effect has occurred in respect of either WonderFi or Coinsquare, that is incapable of being cured on or prior to the Outside Date; or

(e) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of either WonderFi or Coinsquare set forth in the Business Combination Agreement will have occurred, which breach or failure to perform: (a) is incapable of being cured by WonderFi or Coinsquare, as applicable, on or prior to the Outside Date or otherwise is not cured by the earlier of (x) thirty (30) days following written notice by CoinSmart to WonderFi or Coinsquare, as applicable, of such breach, and (y) the Outside Date; and (b) would cause certain conditions set forth in the Business Combination Agreement  not to be satisfied; provided that CoinSmart is not then in breach of the Business Combination Agreement or has not failed to perform any covenant or other agreement in the Business Combination Agreement so as to cause certain conditions set forth in the Business Combination Agreement not to be satisfied;

all as further detailed in the Business Combination Agreement.

The Business Combination Agreement requires the Party desiring to terminate the Business Combination Agreement to give notice of such termination to the other Party specifying in reasonable detail the basis for such Party's exercise of its termination right.

Termination Fee and Expense Reimbursement

Termination Fee Payable by WonderFi

The Business Combination Agreement provides that a Termination Fee will be payable by WonderFi to each of Coinsquare and CoinSmart upon termination of the Business Combination Agreement in certain specified circumstances, including where the Business Combination Agreement is terminated:

(a) by WonderFi, if prior to the approval of the WonderFi Transaction Resolution at the WonderFi Meeting, the WonderFi Board authorizes WonderFi to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a WonderFi Superior Proposal;

(b) by either Coinsquare or CoinSmart, if prior to the approval of all of the Transaction Resolutions, a WonderFi Change in Recommendation has occurred;

(c) by any Party, if the WonderFi Transaction Resolution is not approved at the WonderFi Meeting, (A) following a WonderFi Change in Recommendation; or (B) if WonderFi has breached its obligations regarding Acquisition Proposals;

(d) by any Party if:

(i) the Effective Time has not occurred on or before the Outside Date; or

(ii) WonderFi has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Business Combination Agreement, subject to the cure periods set forth therein,

but only if, upon such termination event, (x) prior to the date of termination, a bona fide written WonderFi Acquisition Proposal will have been made or publicly announced or otherwise publicly disclosed by any Person (other than Coinsquare and CoinSmart, any Affiliates thereof, acting jointly, or any Representative acting on behalf of Coinsquare and CoinSmart or any Affiliates thereof acting jointly) (and, if the WonderFi Meeting is held, such WonderFi Acquisition Proposal has not expired or been withdrawn at least two Business Days prior to the date of the WonderFi Meeting; and (y) within 12 months following the date of such termination, (A) a WonderFi Acquisition Proposal (whether or not such WonderFi Acquisition Proposal is the same WonderFi Acquisition Proposal referred to in paragraph (x) above) will have been consummated or effected, or  (B) WonderFi or its Subsidiaries enter into a definitive agreement in respect of a WonderFi Acquisition Proposal (whether or not such WonderFi Acquisition Proposal is the same WonderFi Acquisition Proposal referred to in paragraph (x) above), which WonderFi Acquisition Proposal is consummated or effected (whether or not within such 12 month period); provided that for purposes of this termination event, the references to "20% or more" in the definition of WonderFi Acquisition Proposal will be deemed to be references to "50% or more", all subject to the terms and conditions of, and as further set forth in, the Business Combination Agreement.

Termination Fee Payable by Coinsquare

The Business Combination Agreement provides that a Termination Fee will be payable by Coinsquare to each of WonderFi and CoinSmart upon termination of the Business Combination Agreement in certain specified circumstances, including where the Business Combination Agreement is terminated:

(a) by Coinsquare, if prior to the approval of the Coinsquare Arrangement Resolution at the Coinsquare Meeting, the Coinsquare Board authorizes Coinsquare to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a Coinsquare Superior Proposal;

(b) by either WonderFi or CoinSmart, if prior to the approval of all of the Transaction Resolutions, a Coinsquare Change in Recommendation has occurred;

(c) by any Party, if the Coinsquare Arrangement Resolution is not approved at the Coinsquare Meeting, (A) following a Coinsquare Change in Recommendation; or (B) if Coinsquare has breached its obligations regarding Acquisition Proposals;

(d) by any Party if:

(i) the Effective Time has not occurred on or before the Outside Date;

(ii) the Coinsquare Arrangement Resolution is not approved at the Coinsquare Meeting; or

(iii) Coinsquare has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Business Combination Agreement, subject to the cure periods set forth therein, but only if, upon such termination event, (x) prior to the date of termination, a bona fide written Coinsquare Acquisition Proposal will have been made or publicly announced or otherwise publicly disclosed by any Person (other than WonderFi and CoinSmart, any Affiliates thereof, acting jointly, or any Representative acting on behalf of WonderFi and CoinSmart or any Affiliates thereof acting jointly) (and, if the Coinsquare Meeting is held, such Coinsquare Acquisition Proposal has not expired or been withdrawn at least two Business Days prior to the date of the Coinsquare Meeting; and (y) within 12 months following the date of such termination, (A) a Coinsquare Acquisition Proposal (whether or not such Coinsquare Acquisition Proposal is the same Coinsquare Acquisition Proposal referred to in paragraph (x) above) will have been consummated or effected, or  (B) Coinsquare or its Subsidiaries enter into a definitive agreement in respect of a Coinsquare Acquisition Proposal (whether or not such Coinsquare Acquisition Proposal is the same Coinsquare Acquisition Proposal referred to in paragraph (x) above), which Coinsquare Acquisition Proposal is consummated or effected (whether or not within such 12 month period); provided that for purposes of this termination event, the references to "20% or more" in the definition of Coinsquare Acquisition Proposal will be deemed to be references to "50% or more", all subject to the terms and conditions of, and as further set forth in, the Business Combination Agreement

Termination Fee Payable by CoinSmart

The Business Combination Agreement provides that a Termination Fee will be payable by CoinSmart to each of WonderFi and Coinsquare upon termination of the Business Combination Agreement in certain specified circumstances, including where the Business Combination Agreement is terminated:

(a) by CoinSmart, if prior to the approval of the CoinSmart Arrangement Resolution at the CoinSmart Meeting, the CoinSmart Board authorizes CoinSmart to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a CoinSmart Superior Proposal;

(b) by either WonderFi or Coinsquare, if prior to the approval of all of the Transaction Resolutions, a CoinSmart Change in Recommendation has occurred;

(c) by any Party, if the CoinSmart Arrangement Resolution is not approved at the CoinSmart Meeting, (A) following a CoinSmart Change in Recommendation; or (B) if CoinSmart has breached its obligations regarding Acquisition Proposals;

(d) by any Party if:

(i) the Effective Time has not occurred on or before the Outside Date;

(ii) the CoinSmart Arrangement Resolution is not approved at the CoinSmart Meeting; or

(iii) CoinSmart has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Business Combination Agreement, subject to the cure periods set forth therein, but only if, upon such termination event, (x) prior to the date of termination, a bona fide written CoinSmart Acquisition Proposal will have been made or publicly announced or otherwise publicly disclosed by any Person (other than WonderFi and Coinsquare, any Affiliates thereof, acting jointly, or any Representative acting on behalf of WonderFi and Coinsquare or any Affiliates thereof acting jointly) (and, if the CoinSmart Meeting is held, such CoinSmart Acquisition Proposal has not expired or been withdrawn at least two Business Days prior to the date of the CoinSmart Meeting; and (y) within 12 months following the date of such termination, (A) a CoinSmart Acquisition Proposal (whether or not such CoinSmart Acquisition Proposal is the same CoinSmart Acquisition Proposal referred to in paragraph (x) above) will have been consummated or effected, or  (B) CoinSmart or its Subsidiaries enter into a definitive agreement in respect of a CoinSmart Acquisition Proposal (whether or not such CoinSmart Acquisition Proposal is the same CoinSmart Acquisition Proposal referred to in paragraph (x) above), which CoinSmart Acquisition Proposal is consummated or effected (whether or not within such 12 month period); provided that for purposes of this termination event, the references to "20% or more" in the definition of CoinSmart Acquisition Proposal will be deemed to be references to "50% or more", all subject to the terms and conditions of, and as further set forth in, the Business Combination Agreement.

Expense Reimbursement

The Business Combination Agreement provides that the Expense Reimbursement will be payable in certain circumstances. If the Business Combination Agreement is terminated due to a breach of any representation or warranty or due to the failure to perform any covenant or agreement set forth in the Business Combination Agreement by one Party, subject to the cure periods set forth therein, and either:

(A) one other Party is in breach of its representations and warranties or failed to perform any covenant or agreement set forth in the Business Combination Agreement, then such breaching Party shall pay the Expense Reimbursement to each of: (i) the Party who terminated the Business Combination Agreement due to such breach; and (ii) the other Party which has not breached its representations and warranties or failed to perform any covenant or agreement set forth in the Business Combination Agreement; or

(B) if each of the other Parties are in breach of its representations and warranties or failed to perform any covenant or agreement set forth in the Business Combination Agreement, then each of the breaching Party shall pay the Expense Reimbursement to the Party who terminated the Business Combination Agreement.

Expenses

Except as otherwise expressly provided in the Business Combination Agreement, each Party will pay all fees, costs and expenses incurred by such Party in connection with the Business Combination Agreement and the Transaction.

Insurance and Indemnification

Prior to the Effective Time, each Party will be permitted to purchase customary "tail" policies of directors' and officers' liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained such Party and its Subsidiaries which may be in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and each Party will be permitted to and will be permitted to cause its Subsidiaries to, maintain such "tail" policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that no Party or its Subsidiaries will be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies will not exceed 250% of any Party's current annual aggregate premium for policies currently maintained by such Party or its Subsidiaries.

Furthermore, each Party will, and will cause its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of such Party and its Subsidiaries under Applicable Laws and under the Articles or other constating documents of such Party and/or its Subsidiaries or under any agreement or contract of any indemnified person with such Party or with any of its Subsidiaries, and acknowledges that such rights will survive the completion of the transactions contemplated by the Business Combination Agreement, and, to the extent within the control of such Party, such Party will ensure that the same will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Amendment

The Business Combination Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party.

EARNOUT RIGHTS INDENTURE

General

As part of the consideration to be received by CoinSmart Shareholders pursuant to the CoinSmart Arrangement, each CoinSmart Shareholder will be entitled to receive one (1) Earnout Right per CoinSmart Share held upon completion of the CoinSmart Arrangement. The Earnout Rights represent the CoinSmart Shareholders' pro rata interest in the up to an aggregate of $15,000,000 based on the Earnout Amount over a period of thirty-six (36) months in following Closing and payable over six (6) Interim Earnout Payment Periods. The Earnout Rights will be issued and governed by the terms and conditions of the Earnout Rights Indenture.

The Earnout Rights Indenture will be entered into between WonderFi, the Earnout Rights Agent and the members of the Holder Committee, pursuant to which WonderFi will issue the Earnout Rights as part of the CoinSmart Arrangement. The following is a summary of certain material terms of the Earnout Rights Indenture. This summary does not contain all the information about Earnout Rights. This summary does not purport to be complete and is qualified in its entirety by reference to the Earnout Rights Indenture. Therefore, CoinSmart Shareholders should read the Earnout Rights Indenture carefully and in its entirety, as the rights and obligations of the parties thereto are governed by such Earnout Rights Indenture and not by this summary or any other information contained in this Information Circular. The Earnout Rights Indenture has will be filed under CoinSmart's profile on SEDAR at www.sedar.com.

Payment Mechanics

Each Earnout Right will be entitle the holder thereof to receive, subject to any deductions or withholdings in accordance with the Earnout Rights Indenture:

(a) in respect of any Interim Earnout Payment Period, its pro rata share of the Earnout Payment applicable to each Interim Earnout Payment Period;

(b) in respect of any Sale Transaction, its pro rata share of the Sale Payment; and

(c) in respect of any early retirement of the Earnout Payments pursuant to the Earnout Rights Indenture, its pro rata share of the Early Payment Amount.

Subject to option of WonderFi in (c) below, on or before 11:00 a.m. (eastern time) on the Business Day immediately prior to the applicable Payment Date, WonderFi will pay (or cause to be paid) to the Earnout Rights Agent a wire transfer in immediately available funds, in an amount sufficient to pay the aggregate Earnout Payment Per Right payable in respect of the applicable Interim Earnout Payment Period for all Earnout Rights outstanding as of the record date for such Interim Earnout Payment Period or a Sale Payment, as applicable, set by WonderFi. Subject to its prior receipt from WonderFi of the funds required to pay the Earnout Payment for the applicable Interim Earnout Payment Period(s) or the Sale Payment in respect of a Sale Transaction, as applicable:

(a) On each Payment Date, the Earnout Rights Agent will cause to be mailed to the address of the Holder of the Earnout Rights (except for CDS or its nominee) last appearing on the register of Earnout Rights, a cheque in the name of such holder of Earnout Rights representing the Earnout Payment Per Right payable to the holder in accordance with the Earnout Rights Indenture.

(b) On each Payment Date, the Earnout Rights Agent will cause all payments of Earnout Payment Per Right payable to CDS or its nominee in accordance with the Earnout Rights Indenture to be made by wire transfer payable to CDS or its nominee for subsequent payment to CDS Participants, on behalf of the beneficial holders of Earnout Rights, of the applicable Uncertificated Earnout Rights.

(c) At the option of WonderFi, on notice to the Earnout Rights Agent and the Holder Committee at least five (5) Business Days prior to a Payment Date, WonderFi may elect to satisfy up to 50% the aggregate Earnout Payment Per Right, payable in respect of the applicable Interim Earnout Payment Period for all Earnout Rights outstanding as of the record date for such Interim Earnout Payment Period, by the issuance to the holders of Earnout Rights of WonderFi Shares listed on the Toronto Stock Exchange (or another recognized stock exchange in Canada or the United States) and free of resale restrictions in Canada (other than in respect of a control person), valued using the 10-day volume weighted average trading price of the WonderFi Shares, calculated as of the Business Day immediately prior to the Payment Date. WonderFi will deliver such treasury directions, or other documentation as may be required by the Earnout Rights Agent, in order to effect the issuance of such WonderFi Shares to the holders of Earnout Rights and CDS in a manner consistent with (a) and (b) above.

Early Retirement of Earnout Payments

Pursuant to the Earnout Rights Indenture, WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to 0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election) (the "Early Payment Amount"). WonderFi may further elect to satisfy up to 50% of the Early Payment Amount by the issuance to the holders of Earnout Rights of WonderFi Shares valued using the 10-day volume weighted average trading price of the WonderFi Shares, calculated as of the Business Day immediately prior to the delivery of the notice of its election to make payment of the Early Payment Amount.

Holder Committee

The Holder Committee consisting of two members will be established pursuant to the Earnout Rights Indenture and the initial members of the Holder Committee will be comprised of Justin Hartzman and Jeremy Koven. All rights of action under the Earnout Rights Indenture may be enforced by the Holder Committee on behalf of the holders of Earnout Rights. However, the Holder Committee will not be required to act unless it has been indemnified from liability for so acting to its satisfaction.

The Holder Committee, and each Holder Committee Member, will not have any liability for any actions taken or not taken in connection with the Earnout Rights Indenture, except to the extent such liability arises as a result of the willful misconduct or bad faith of such member of the Holder Committee. Each member of the Holder Committee will enter into an indemnification agreement with WonderFi, pursuant to which WonderFi will indemnify each Holder Committee Member from any loss suffered or incurred arising out of or in connection with the Holder Committee or such Holder Committee Member's performance of its obligations under the Earnout Rights Indenture, including the reasonable costs and expenses of defending the Holder Committee, and each Holder Committee Member, against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such loss has been determined by a court of competent jurisdiction to have resulted from such Holder Committee Member's willful misconduct or fraud. The Earnout Rights Agent will not have any liability to the Holder Committee and the Holder Committee Members with respect to: (i) any act or omission in connection with this Indenture; or (ii) indemnification obligations.

No compensation will be payable to the Holder Committee Members. However, WonderFi will reimburse the Holder Committee promptly upon demand for all reasonable and documented out-of-pocket expenses incurred by the Holder Committee. WonderFi will be entitled to deduct the amount of any such reimbursed out-of-pocket expenses from the amount of any Earnout Payment Sale Payment and/or Early Payment Amount.

If any Holder Committee Member resigns, dies or becomes incapacitated or otherwise becomes unable or unwilling to act as a Holder Committee Member under the Earnout Rights Indenture, the appointment of any Holder Committee Member(s) to replace any vacancy on the Holder Committee will require the prior approval of the remaining Holder Committee Member. If both Holder Committee Members simultaneously resign, die or become incapacitated or otherwise become unable or unwilling to act as Holder Committee Members, then (i) a new Holder Committee Member will be appointed by WonderFi; provided, that such successor Holder Committee Member must have been a director or senior officer of CoinSmart prior to the Effective Date, and (ii) such successor new Holder Committee Member will appoint the second Holder Committee Member. In the event that any such person refuses to accept such appointment as a new Holder Committee Member, the Holder Committee Members will be elected at a meeting of the holders of Earnout Rights in accordance with the Earnout Rights Indenture.

Covenants

From the Effective Date until the Termination Date under the Earnout Rights Indenture, WonderFi covenanted in favour of the Earnout Rights Agent, the holders Earnout Rights and the Holder Committee as follows:

(a) WonderFi and its affiliates will maintain, or cause to be maintained, separate books and records for the SmartPay business;

(b) WonderFi and its affiliates will use reasonable commercial efforts to cause the SmartPay business to be operated as a distinct business unit for financial accounting purposes;

(c) WonderFi and its affiliates will cause the SmartPay business to comply in all material respects with all Applicable Legislation;

(d) neither WonderFi nor its affiliates will take any action, in bad faith, which is principally intended: (i) to prevent, hinder or frustrate the achievement of, or adversely affect the rights of the holders of Earnout Rights to receive, the Earnout Payments (in or whole or in part) and/or the Sale Payment or (ii) to reduce the amount of the Earnout Payment and/or the Sale Payment.  For greater certainty, this covenant will not in any way restrict or otherwise hinder WonderFi from implementing any decision made in good faith and in the best interests of WonderFi and its subsidiaries, taken as a whole, including decisions with respect to the allocation of its available human and financial resources, otherwise consistent with its strategic direction, as determined by WonderFi, from time to time;

(e) neither WonderFi nor any of its affiliates will sell or transfer, directly or indirectly, the SmartPay business, whether through a sale or transfer of assets or shares of any Subsidiary or any affiliate of WonderFi that holds the beneficial interest in the SmartPay business (but excluding, for clarity, a corporate reorganization of WonderFi and its Subsidiaries for bona fide tax or regulatory purposes), or otherwise (in each case, a "Sale Transaction"), in each case unless as a precondition of any such transaction, either, (i) the acquirer assumes the obligations of WonderFi under the Earnout Rights Indenture in respect of the Earnout Payments as provided for in this Indenture, provided, that the consent of the Holder Committee will be required for an assignment in the event that the creditworthiness of the acquirer is reasonably determined by WonderFi and the Holder Committee, each acting in good faith, to be less than that of WonderFi at the time of the transfer and that the acquirer is not subject to any restrictions in its ability to satisfy its obligations thereunder, or (ii) at the time of the closing of such Sale Transaction WonderFi pays to the Earnout Rights Agent, on behalf of the holders of Earnout Rights, the full amount of the Sale Payment.  In respect of any Sale Transaction, WonderFi covenants to make adequate arrangements on closing of the Sale transaction to ensure the Sale Payment will be made to holders of Earnout Rights in accordance with the payment terms under the Earnout Rights Indenture;

(f) the Corporation will not, and will cause its applicable affiliates not to take any action that, in each case, in any manner that may reduce, limit or in any way restrict the information and documents that may be disclosed to the Earnout Rights Agent and/or the Holder Committee under this Indenture;

(g) WonderFi will keep true, complete and accurate records in sufficient detail to enable the Holder Committee to determine if WonderFi has complied with its covenants and obligations under the Earnout Rights Indenture;

(h) to the extent permitted under Applicable Legislation, or applicable non-disclosure covenants of WonderFi, WonderFi will provide such information as the Earnout Rights Agent reasonably considers necessary in relation to any matters necessary for the purposes of the discharge of the duties and powers vested in the Earnout Rights Agent under the Earnout Rights Indenture or imposed upon it by Applicable Legislation; and

(i) WonderFi will use commercially reasonable efforts to perform and carry out all of the acts or things to be done by it as provided in the Indenture and will promptly advise the Earnout Rights Agent and the Holder Committee in writing of any material default by it in the performance by it of any of the covenants under the Earnout Rights Indenture.

Security

The Earnout Rights Agent will not be required to give any bond or security in respect of the execution of its duties and powers under the Earnout Rights Indenture or otherwise in respect of the premises.

Withholding

The Earnout Rights Agent shall be entitled, and will if so directed in writing by WonderFi, acting in good faith and in compliance with applicable law, with notice to the Holder Committee, to deduct and withhold from any amounts or property to be issued, paid, assigned or conveyed thereunder, such amounts as the Earnout Rights Agent is required to deduct and withhold with respect to such payment or transfer under the Tax Act or any provision of federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant holder of Earnout Rights, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act of the Transaction generally applicable to Coinsquare Shareholders and CoinSmart Shareholders who beneficially own their Coinsquare Shares or CoinSmart Shares, as applicable, and who, at all relevant times, for purposes of the Tax Act (i) deal at arm's length with Coinsquare, CoinSmart and WonderFi, (ii) are not affiliated with Coinsquare, CoinSmart or WonderFi, and (iii) hold Coinsquare Shares and CoinSmart Shares, as applicable, and will hold the WonderFi Shares and, where applicable, Earnout Rights received pursuant to the Transaction, as capital property (a "Holder"). The Coinsquare Shares, CoinSmart Shares, and WonderFi Shares will generally be considered to be capital property to the applicable Holder unless such shares are held by the Holder in the course of carrying on a business of buying and selling securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders whose Coinsquare Shares or CoinSmart Shares, as applicable, might not otherwise qualify as capital property may be entitled to have such shares, and every other "Canadian security" (as defined in the Tax Act) owned by them in the taxation year and any subsequent taxation year, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Holders considering making such an election should consult their own tax advisors as to whether the election is available or advisable in their own particular circumstances.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Applicable Law, whether by legislative, regulatory, administrative or judicial action or administrative policy or assessing practice nor does it take into account other federal tax legislation or considerations or those of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary does not apply to a Holder (i) that is a "specified financial institution" for the purposes of the Tax Act, (ii) that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act, (iii) an interest in which is a "tax shelter investment" for the purposes of the Tax Act, (iv) that reports its "Canadian tax results" for the purposes of the Tax Act in a currency other than Canadian currency, (v) that has entered into or will enter into a "derivative forward agreement" (as defined in the Tax Act) in respect of Coinsquare Shares, CoinSmart Shares, WonderFi Shares, or, where applicable, Earnout Rights, (vi) that is a "foreign affiliate" (as defined in the Tax Act) of a taxpayer resident in Canada, (vii) that is a partnership, or (viii) that has acquired any Coinsquare Shares or CoinSmart Shares upon the exercise of an employee stock option or other employee compensation plan or otherwise in the course of employment. In addition, this summary does not address the tax considerations for holders of Coinsquare Options, CoinSmart Options, CoinSmart Warrants, or CoinSmart RSUs. Holders of such securities should consult with their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Holders are urged to consult their own tax advisors to determine the particular tax effects to them of the Transaction and of any other consequences to them in connection with the Transaction under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws, having regard to their own particular circumstances.

Coinsquare Shareholders

Coinsquare Shareholders Resident in Canada

This portion of the summary is generally applicable to a Holder who is a Coinsquare Shareholder and who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, resident in Canada (a "Resident Coinsquare Holder").

(a) Exchange of Coinsquare Shares (No Section 85 Election)

Pursuant to the Coinsquare Arrangement, a Resident Coinsquare Holder, other than a Dissenting Resident Coinsquare Holder (as defined below), will exchange its Coinsquare Shares for WonderFi Shares. Such Resident Coinsquare Holder generally will be deemed to have disposed of such Coinsquare Shares on a tax-deferred basis under section 85.1 of the Tax Act, unless such holder includes any portion of the gain or loss, otherwise determined, in computing its income for the taxation year which includes the Coinsquare Arrangement or files a joint election with WonderFi under subsection 85(1) or (2) of the Tax Act with respect to this share exchange. More specifically, such Resident Coinsquare Holder will be deemed to have disposed of the Coinsquare Shares for proceeds of disposition equal to the adjusted cost base of the Coinsquare Shares to such Resident Coinsquare Holder, determined immediately before that time, and the Resident Coinsquare Holder will be deemed to have acquired the WonderFi Shares at an aggregate cost equal to such adjusted cost base of the Coinsquare Shares. This cost will be averaged with the adjusted cost base of all other WonderFi Shares, if any, held by the Resident Coinsquare Holder as capital property for the purpose of determining the adjusted cost base of each WonderFi Share held by the Resident Coinsquare Holder.

If a Resident Coinsquare Holder chooses to treat the exchange of Coinsquare Shares for WonderFi Shares as a taxable transaction by including any portion of the gain or loss, otherwise determined, in computing its income (other than as a result of making a joint election with WonderFi under subsection 85(1) or (2) of the Tax Act with respect to this share exchange), the Resident Coinsquare Holder will realize at the time of disposition of the Coinsquare Shares a capital gain (or capital loss) to the extent that the fair market value of the WonderFi Shares received by the Resident Coinsquare Holder at the time of the exchange exceeds (or is less than) the adjusted cost base to the Resident Coinsquare Holder of the Coinsquare Shares immediately before the exchange and any reasonable costs of disposition. For a description of the tax treatment of a capital gain or capital loss realized by a Resident Coinsquare Holder, see "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below. The cost to the Resident Coinsquare Holder of the WonderFi Shares received will be equal to the fair market value of such WonderFi Shares at the time of the exchange. This cost will be averaged with the adjusted cost base of all other WonderFi Shares, if any, held by the Resident Coinsquare Holder as capital property for the purpose of determining the adjusted cost base of such WonderFi Shares.

(b) Exchange of Coinsquare Shares (Section 85 Election)

Resident Coinsquare Holders who exchange their Coinsquare Shares pursuant to the Coinsquare Arrangement and who are Eligible (Coinsquare) Holders may obtain a full or partial deferral of any capital gain otherwise arising in respect of the exchange of the Coinsquare Shares by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Resident Coinsquare Holder and WonderFi under subsection 85(1) or (2) of the Tax Act, as applicable, and the corresponding provisions of any applicable provincial tax legislation (collectively, the "Coinsquare Section 85 Election").

The availability and extent of the deferral of any capital gain otherwise arising on the exchange will depend on, among other things, the Coinsquare Elected Amount (as defined below) designated and the Resident Coinsquare Holder's adjusted cost base of the Coinsquare Shares at the time of the exchange, and is subject to the Coinsquare Section 85 Election requirements being met under the Tax Act. A Resident Coinsquare Holder making a Coinsquare Section 85 Election will be required to designate an amount (the "Coinsquare Elected Amount") in the tax election form that will be deemed to be the proceeds of disposition of the Resident Coinsquare Holder's Coinsquare Shares at the time of the exchange. In general, the Coinsquare Elected Amount may not be:

(a) less than the lesser of (i) the Resident Coinsquare Holder's adjusted cost base of the Coinsquare Shares at the time of the exchange and (ii) the fair market value of the Coinsquare Shares at the time of the exchange; or

(b) greater than the fair market value of the Coinsquare Shares at the time of the exchange.

The Canadian federal income tax treatment to a Resident Coinsquare Holder who properly makes a valid Coinsquare Section 85 Election generally will be as follows:

(a) the Resident Coinsquare Holder will be deemed to have disposed of the Resident Coinsquare Holder's Coinsquare Shares for proceeds of disposition equal to the Coinsquare Elected Amount;

(b) the Resident Coinsquare Holder will not realize any capital gain or capital loss if the Coinsquare Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Resident Coinsquare Holder's adjusted cost base of the Coinsquare Shares at the time of the exchange and any reasonable costs of disposition;

(c) to the extent that the Coinsquare Elected Amount exceeds the aggregate of the adjusted cost base to the Resident Coinsquare Holder of the Coinsquare Shares immediately before the exchange and any reasonable costs of disposition, the Resident Coinsquare Holder will in general realize a capital gain equal to such excess; and

(d) the cost to the Resident Coinsquare Holder of the WonderFi Shares received will be equal to the Coinsquare Elected Amount, and such cost will be averaged with the adjusted cost base of all other WonderFi Shares, if any, held by the Resident Coinsquare Holder as capital property for the purpose of determining the adjusted cost base of such WonderFi Shares.

For a description of the tax treatment of any capital gain realized by a Resident Coinsquare Holder in connection with making a Coinsquare Section 85 Election, see "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

WonderFi has agreed to make a Coinsquare Section 85 Election with Coinsquare Shareholders who are Eligible (Coinsquare) Holders at the Coinsquare Elected Amount determined by the applicable Coinsquare Shareholder, subject to the limitations set out in subsection 85(1) or (2) of the Tax Act, as applicable.

An Eligible (Coinsquare) Holder may make a Coinsquare Section 85 Election by providing the required election form to WonderFi on or before the day that is ninety (90) calendar days after the Effective Date at the following address: WonderFi Technologies Inc., Suite 250, 780 Beatty Street Vancouver, British Columbia, V6B 2M1; Attention: Dean Skurka, Interim CEO, with a copy to counsel for WonderFi, Cassels Brock & Blackwell LLP, 885 W Georgia St #2200, Vancouver, BC V6C 3E8, Attention: Jeff Durno; or by email at adam.garetson@wonder.fi, with a copy to jdurno@cassels.com. Such election form must contain all necessary information of which such Eligible (Coinsquare) Holder has knowledge (including the number of Coinsquare Shares transferred, the Consideration received and the applicable Coinsquare Elected Amount). Following receipt by WonderFi, subject to the election forms complying with the provisions of the Tax Act (and any applicable provincial income tax law), the forms will be signed by WonderFi and returned by WonderFi to the Eligible (Coinsquare) Holder within thirty (30) days for filing with the CRA (and any applicable provincial taxing authority).

With the exception of the execution by WonderFi of prescribed forms for purposes of the election and of the furnishing of such information as is properly within the knowledge of WonderFi (such as its business number and registered address), compliance with the requirements for a valid election, including the selection of the Coinsquare Elected Amount and the filing of the completed and executed form with the appropriate Governmental Authority, will be the sole responsibility of the Eligible (Coinsquare) Holder making the election.  Provided that WonderFi fulfils its obligations to make the joint election contemplated by the Coinsquare Arrangement and furnishes such information as is properly within its knowledge, neither WonderFi nor Coinsquare will be responsible for Taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any such election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial income tax legislation. In its sole discretion, WonderFi may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but WonderFi will have no obligation to do so.

Each Eligible (Coinsquare) Holder will be solely responsible for executing the Coinsquare Section 85 Election form and submitting it to the CRA (and, where applicable, to any provincial tax authority) within the required time.

Resident Coinsquare Holders who wish to make a Coinsquare Section 85 Election should consult their own tax advisors without delay. A Coinsquare Section 85 Election will be valid only if it meets all the applicable requirements under the Tax Act (and any applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the Coinsquare Section 85 Election will be the sole responsibility of the Resident Coinsquare Holder. No separate instruction letter will be sent to any Resident Coinsquare Shareholders in respect of the Coinsquare Section 85 Election. Accordingly, all Resident Coinsquare Holders who wish to make a Coinsquare Section 85 Election with WonderFi should give their immediate attention to this matter.

(c) Dissenting Resident Coinsquare Shareholders

A Resident Coinsquare Holder who exercises Coinsquare Dissent Rights in respect of the Coinsquare Arrangement and who transfers Coinsquare Shares to Coinsquare for cancellation in consideration for a cash payment from Coinsquare (a "Dissenting Resident Coinsquare Holder") will be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the Coinsquare Arrangement) exceeds the "paid-up capital" of such Coinsquare Shares for purposes of the Tax Act immediately before that time.

A Dissenting Resident Coinsquare Holder will be required to include in computing its income for a taxation year any dividend deemed to be received on the Coinsquare Shares.  In the case of a Dissenting Resident Coinsquare Holder that is an individual (including certain trusts), any such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if Coinsquare validly designates the dividend as an "eligible dividend". There may be limitations on Coinsquare's ability to designate such dividends as eligible dividends.  In the case of a Dissenting Resident Coinsquare Holder that is a corporation, any such dividend generally will be included in computing such Dissenting Resident Coinsquare Holder's income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Tax Act. In certain circumstances, a taxable dividend received by a Dissenting Resident Coinsquare Holder that is a corporation will be treated under the Tax Act as proceeds of disposition or a capital gain. Dissenting Resident Coinsquare Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it is deemed to receive on Coinsquare Shares to the extent that the dividend is deductible in computing the corporation's taxable income.

A Dissenting Resident Coinsquare Holder who transfers Coinsquare Shares to Coinsquare for cancellation will also be considered to have disposed of their Coinsquare Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Coinsquare Holder (other than any portion of the payment that is interest awarded by a court in connection with the Coinsquare Arrangement), less the amount of any deemed dividend arising on the transfer described above.  The Dissenting Resident Coinsquare Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Coinsquare Holder's Coinsquare Shares. For a description of the tax treatment of capital gains or capital losses, see "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

A Dissenting Resident Coinsquare Holder will also be required to include in computing its income any interest awarded by a court in connection with the Coinsquare Arrangement.

Dissenting Resident Coinsquare Holders should consult their own tax advisors with respect to the Canadian income tax consequences of exercising their Coinsquare Dissent Rights.

(d) Additional Refundable Tax

A Resident Coinsquare Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or a "substantive CCPC" (as defined in the Proposed Amendments) may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including amounts in respect of net taxable capital gains and, in the case of any such corporation that is a Dissenting Resident Coinsquare Holder, any interest income realized.

(e) Minimum Tax

A Resident Coinsquare Holder who is an individual (including certain trusts) may be subject to alternative minimum tax under the Tax Act in respect of capital gains realized by the individual (or trust) or, in the case of any such individual (or trust) that is a Dissenting Resident Coinsquare Holder, any taxable dividends deemed to be received.

Coinsquare Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who is a Coinsquare Shareholder and who, at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Coinsquare Shares in a business carried on in Canada (a "Non-Resident Coinsquare Holder"). Special rules, which are not discussed in this summary, may apply to certain Non-Resident Coinsquare Holders that are insurers carrying on an insurance business in Canada and elsewhere or "authorized foreign banks" (as defined in the Tax Act).

(a) Exchange of Coinsquare Shares

Pursuant to the Coinsquare Arrangement, a Non-Resident Coinsquare Holder, other than a Dissenting Non-Resident Coinsquare Holder (as defined below), will exchange its Coinsquare Shares for WonderFi Shares. Such Non-Resident Coinsquare Holder generally will be deemed to have disposed of such Coinsquare Shares on a tax-deferred basis under section 85.1 of the Tax Act, unless such holder includes any portion of the gain or loss, otherwise determined, in computing its income for the taxation year which includes the Coinsquare Arrangement. More specifically, such Non-Resident Coinsquare Holder will be deemed to have disposed of the Coinsquare Shares for proceeds of disposition equal to the adjusted cost base of the Coinsquare Shares to such Non-Resident Coinsquare Holder, determined immediately before that time, and the Non-Resident Coinsquare Holder will be deemed to have acquired the WonderFi Shares at an aggregate cost equal to such adjusted cost base of the Coinsquare Shares. This cost will be averaged with the adjusted cost base of all other WonderFi Shares, if any, held by the Non-Resident Coinsquare Holder as capital property for the purpose of determining the adjusted cost base of each WonderFi Share held by the Non-Resident Coinsquare Holder.

If a Non-Resident Coinsquare Holder chooses to treat the exchange of Coinsquare Shares for WonderFi Shares as a taxable transaction by including any portion of the gain or loss in computing its income, the Non-Resident Coinsquare Holder will not be subject to tax under the Tax Act on any capital gain unless the Coinsquare Shares are "taxable Canadian property" of the Non-Resident Coinsquare Holder at the time of the exchange and such gain is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any).  Generally, the Coinsquare Shares will not be taxable Canadian property of a Non-Resident Coinsquare Holder at the time of their disposition unless at any time during the 60-month period immediately preceding that time more than 50% of the fair market value of a Coinsquare Share was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not such property exists. In addition, the Coinsquare Shares may be deemed to be taxable Canadian property of a Non-Resident Coinsquare Holder in certain circumstances specified in the Tax Act.

In the event the Coinsquare Shares are "taxable Canadian property" of a Non-Resident Coinsquare Holder and the Non-Resident Coinsquare Holder is not entitled to an exemption pursuant to the provisions of an applicable tax treaty (if any) in respect of any such gain, the consequences to the Non-Resident Coinsquare Holder will generally be the same as described above in the second paragraph under the heading "Certain Canadian Federal Income Tax Considerations - Coinsquare Shareholders - Coinsquare Shareholders Resident in Canada - Exchange of Coinsquare Shares (No Section 85 Election)", as if the Non-Resident Coinsquare Holder were a Resident Coinsquare Holder thereunder.

Non-Resident Coinsquare Holders who dispose of Coinsquare Shares that are or are deemed to be taxable Canadian property should consult their own tax advisors concerning the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return depending on their particular circumstances.

A Non-Resident Coinsquare Holder will not be permitted to make a joint election with WonderFi under subsection 85(1) or (2) of the Tax Act with respect to its exchange of Coinsquare Shares pursuant to the Coinsquare Arrangement.

(b) Dissenting Non-Resident Coinsquare Shareholders

A Non-Resident Coinsquare Holder who exercises Coinsquare Dissent Rights in respect of the Coinsquare Arrangement and who transfers Coinsquare Shares to Coinsquare for cancellation in consideration for a cash payment from Coinsquare (a "Dissenting Non-Resident Coinsquare Holder") will be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the Coinsquare Arrangement) exceeds the "paid-up capital" of such Coinsquare Shares for purposes of the Tax Act immediately before that time.

A dividend deemed to be received by a Dissenting Non-Resident Coinsquare Holder will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be substantiated under the terms of an applicable tax treaty. For example, a dividend deemed to be received by a Dissenting Non-Resident Coinsquare Holder that is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the "U.S. Treaty"), is fully entitled to benefits under the U.S. Treaty, and is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty-reduced rate of 15% (or 5% if the beneficial owner of such dividends is a company that owns at least 10% of the Coinsquare Shares). Dissenting Non-Resident Coinsquare Holders are urged to consult their own tax advisors to determine their entitlement, if any, to relief under an applicable tax treaty, if applicable.

A Dissenting Non-Resident Coinsquare Holder who transfers Coinsquare Shares to Coinsquare for cancellation will also be considered to have disposed of their Coinsquare Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Coinsquare Holder (other than any portion of the payment that is interest awarded by a court in connection with the Coinsquare Arrangement), less the amount of any deemed dividend arising on the transfer described above.  The Dissenting Non-Resident Coinsquare Holder will not be subject to tax under the Tax Act on any capital gain unless the Coinsquare Shares are "taxable Canadian property" of the Dissenting Non-Resident Coinsquare Holder at the time of the exchange and such gain is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any), as described above under the heading "Certain Canadian Federal Income Tax Considerations - Coinsquare Shareholders - Coinsquare Shareholders Not Resident in Canada - Exchange of Coinsquare Shares".  In the event the Coinsquare Shares are "taxable Canadian property" of a Dissenting Non-Resident Coinsquare Holder and the Dissenting Non-Resident Coinsquare Holder is not entitled to an exemption pursuant to the provisions of an applicable tax treaty (if any), any capital gain or capital loss realized by the Dissenting Non-Resident Coinsquare Holder will be treated in the same manner as described under the heading "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

Generally, a Dissenting Non-Resident Coinsquare Holder will not be subject to Canadian income or withholding tax under the Tax Act on any interest awarded by a court in connection with the Coinsquare Arrangement.

Dissenting Non-Resident Coinsquare Holders should consult their own tax advisors with respect to the Canadian income tax consequences of exercising their Coinsquare Dissent Rights.

CoinSmart Shareholders

CoinSmart Shareholders Resident in Canada

This portion of the summary is generally applicable to a Holder who is a CoinSmart Shareholder and who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, resident in Canada (a "Resident CoinSmart Holder").

The Canadian federal income tax consequences to a Resident CoinSmart Holder of the receipt, holding and disposition of Earnout Rights (including the receipt of payments thereunder) and the reporting of amounts in respect thereof for Canadian federal income tax purposes are not entirely clear. The description in this summary of the consequences under the Tax Act of the receipt, holding and disposition of Earnout Rights (including the receipt of payments thereunder) is therefore not free from doubt. Resident CoinSmart Holders are urged to consult their own tax advisors regarding such consequences and reporting of amounts.

(a) Exchange of CoinSmart Shares (No Section 85 Election; No Cost Recovery Method)

Pursuant to the CoinSmart Arrangement, a Resident CoinSmart Holder, other than a Dissenting Resident CoinSmart Holder (as defined below), will exchange its CoinSmart Shares for WonderFi Shares and Earnout Rights.

Provided such Resident CoinSmart Holder does not use the cost recovery method (which is discussed in "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - CoinSmart Shareholders Resident in Canada  - Use of the Cost Recovery Method" below) and does not file a CoinSmart Section 85 Election (as defined below), such Resident CoinSmart Holder will realize at the time of disposition of a CoinSmart Share a capital gain (or capital loss) to the extent that the fair market value of the WonderFi Shares and the Earnout Rights received by the Resident CoinSmart Holder at the time of the exchange exceeds (or is less than) the adjusted cost base to the Resident CoinSmart Holder of the CoinSmart Shares immediately before the exchange and any reasonable costs of disposition. Management of CoinSmart has not, and does not intend to, determine the fair market value of the Earnout Rights at the time of exchange.  For a description of the tax treatment of a capital gain or capital loss realized by a Resident CoinSmart Holder, see "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below. The cost to the Resident CoinSmart Holder of the WonderFi Shares received will be equal to the fair market value of such WonderFi Shares at the time of the exchange. This cost will be averaged with the adjusted cost base of all other WonderFi Shares, if any, held by the Resident CoinSmart Holder as capital property for the purpose of determining the adjusted cost base of such WonderFi Shares. The cost to the Resident CoinSmart Holder of an Earnout Right acquired on the exchange will be equal to the fair market value of the Earnout Right at the time of the exchange.

A Resident CoinSmart Holder who receives a payment under an Earnout Right or who disposes of its Earnout Right pursuant to a termination of the Earnout Right in accordance with the Earnout Rights Indenture should realize a capital gain (or capital loss) to the extent that the amount of the payment received (or not received) under the Earnout Right exceeds (or is less than) the portion of the adjusted cost base of the Earnout Right to the Resident CoinSmart Holder that is reasonably attributable to that payment. If the cost recovery method does not apply (which is assumed in this section of this summary), the CRA may characterize any amounts payable under the Earnout Rights as amounts received on account of income (and accordingly such amount would be fully included in the Resident CoinSmart Holder's income in the year of receipt).

(b) Exchange of CoinSmart Shares (Section 85 Election; No Cost Recovery Method)

Resident CoinSmart Holders who exchange their CoinSmart Shares pursuant to the CoinSmart Arrangement and who are Eligible (CoinSmart) Holders may obtain a full or partial deferral of any capital gain otherwise arising in respect of the exchange of the CoinSmart Shares by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Resident CoinSmart Holder and WonderFi under subsection 85(1) or (2) of the Tax Act, as applicable, and the corresponding provisions of any applicable provincial tax legislation (collectively, the "CoinSmart Section 85 Election").

The availability and extent of the deferral of any capital gain otherwise arising on the exchange will depend on, among other things, the CoinSmart Elected Amount (as defined below) designated, the Resident CoinSmart Holder's adjusted cost base of the CoinSmart Shares at the time of the exchange, and the potential applicability of the cost recovery method, and is subject to the CoinSmart Section 85 Election requirements being met under the Tax Act. This section of this summary assumes that the cost recovery method will not apply to the Resident CoinSmart Shareholder's exchange of their CoinSmart Shares pursuant to the CoinSmart Arrangement. A Resident CoinSmart Holder making a CoinSmart Section 85 Election will be required to designate an amount (the "CoinSmart Elected Amount") in the tax election form that will be deemed to be the proceeds of disposition of the Resident CoinSmart Holder's CoinSmart Shares at the time of the exchange. In general, the CoinSmart Elected Amount may not be:

(a) less than the fair market value, at the time of the exchange, of the Earnout Rights received on the exchange;

(b) less than the lesser of (i) the Resident CoinSmart Holder's adjusted cost base of the CoinSmart Shares at the time of the exchange and (ii) the fair market value of the CoinSmart Shares at the time of the exchange; or

(c) greater than the fair market value of the CoinSmart Shares at the time of the exchange.

The Canadian federal income tax treatment to a Resident CoinSmart Holder who properly makes a valid CoinSmart Section 85 Election generally will be as follows:

(a) the Resident CoinSmart Holder will be deemed to have disposed of the Resident CoinSmart Holder's CoinSmart Shares for proceeds of disposition equal to the CoinSmart Elected Amount;

(b) the Resident CoinSmart Holder will not realize any capital gain or capital loss if the CoinSmart Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Resident CoinSmart Holder's adjusted cost base of the CoinSmart Shares at the time of the exchange and any reasonable costs of disposition;

(c) to the extent that the CoinSmart Elected Amount exceeds the aggregate of the adjusted cost base to the Resident CoinSmart Holder of the CoinSmart Shares immediately before the exchange and any reasonable costs of disposition, the Resident CoinSmart Holder will in general realize a capital gain equal to such excess;

(d) the cost to the Resident CoinSmart Holder of the Earnout Rights received will be equal to fair market value, at the time of the exchange, of the Earnout Rights; and

(e) the cost to the Resident CoinSmart Holder of the WonderFi Shares received will be equal to the amount, if any, by which the CoinSmart Elected Amount exceeds the fair market value, at the time of the exchange, of the Earnout Rights received by the Resident CoinSmart Holder as a result of the exchange, and such cost will be averaged with the adjusted cost base of all other WonderFi Shares, if any, held by the Resident CoinSmart Holder as capital property for the purpose of determining the adjusted cost base of such WonderFi Shares.

For a description of the tax treatment of any capital gain realized by a Resident CoinSmart Holder in connection with making a CoinSmart Section 85 Election, see "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

WonderFi has agreed to make a CoinSmart Section 85 Election with CoinSmart Shareholders who are Eligible (CoinSmart) Holders at the CoinSmart Elected Amount determined by the applicable CoinSmart Shareholder, subject to the limitations set out in subsection 85(1) or (2) of the Tax Act, as applicable.

An Eligible (CoinSmart) Holder may make a CoinSmart Section 85 Election by providing the required election form to WonderFi on or before the day that is ninety (90) calendar days after the Effective Date at the following address: WonderFi Technologies Inc., Suite 250, 780 Beatty Street Vancouver, British Columbia, V6B 2M1; Attention: Dean Skurka, Interim CEO, with a copy to counsel for WonderFi, Cassels Brock & Blackwell LLP, 885 W Georgia St #2200, Vancouver, BC V6C 3E8, Attention: Jeff Durno; or by email at adam.garetson@wonder.fi, with a copy to jdurno@cassels.com. Such election form must contain all necessary information of which such Eligible (CoinSmart) Holder has knowledge (including the number of CoinSmart Shares transferred, the Consideration received and the applicable CoinSmart Elected Amount). Following receipt by WonderFi, subject to the election forms complying with the provisions of the Tax Act (and any applicable provincial income tax law), the forms will be signed by WonderFi and returned by WonderFi to the Eligible (CoinSmart) Holder within thirty (30) days for filing with the CRA (and any applicable provincial taxing authority).

With the exception of the execution by WonderFi of prescribed forms for purposes of the election and of the furnishing of such information as is properly within the knowledge of WonderFi (such as its business number and registered address), compliance with the requirements for a valid election, including the selection of the CoinSmart Elected Amount and the filing of the completed and executed form with the appropriate Governmental Authority, will be the sole responsibility of the Eligible (CoinSmart) Holder making the election.  Provided that WonderFi fulfils its obligations to make the joint election contemplated by the CoinSmart Arrangement and furnishes such information as is properly within its knowledge, neither WonderFi nor CoinSmart will be responsible for Taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any such election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial income tax legislation. In its sole discretion, WonderFi may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but WonderFi will have no obligation to do so.

Each Eligible (CoinSmart) Holder will be solely responsible for executing the CoinSmart Section 85 Election form and submitting it to the CRA (and, where applicable, to any provincial tax authority) within the required time.

Resident CoinSmart Holders who wish to make a CoinSmart Section 85 Election should consult their own tax advisors without delay. A Section 85 Election will be valid only if it meets all the applicable requirements under the Tax Act (and any applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the CoinSmart Section 85 Election will be the sole responsibility of the Resident CoinSmart Holder. No separate instruction letter will be sent to any Resident CoinSmart Shareholders in respect of the CoinSmart Section 85 Election. Accordingly, all Resident CoinSmart Holders who wish to make a CoinSmart Section 85 Election with WonderFi should give their immediate attention to this matter.

(c) Use of the Cost Recovery Method

The CRA's administrative position, as outlined in Interpretation Bulletin IT-426R, regarding the use of the cost recovery method of reporting a gain or loss on the sale of a share under an earnout agreement may apply to the disposition of the CoinSmart Shares pursuant to the CoinSmart Arrangement. If the cost recovery method is used and accepted by the CRA, a Resident CoinSmart Holder would reduce his, her or its adjusted cost base of the CoinSmart Shares sold as amounts on account of the sale price under the Earnout Rights become determinable.  Once such an amount on account of the sale price exceeds the adjusted cost base of the CoinSmart Shares sold (as reduced by any previous such amounts) the excess is considered to be a capital gain that is realized at the time that the amount becomes determinable. All such amounts that subsequently become determinable are treated as capital gains at that subsequent time. A capital loss may be recognized under the cost recovery method only at the time the maximum that may be received by a vendor is irrevocably established to be less than the adjusted cost base of his, her or its shares sold. Additional capital losses may be recognized when each additional amount payable under the Earnout Rights becomes determinable to the extent that the maximum sale price of the shares sold is further reduced.  For a description of the tax treatment of a capital gain or capital loss realized by a Resident CoinSmart Holder, see "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

The use of the cost recovery method by a Resident CoinSmart Holder will only be accepted by the CRA if certain conditions specified in Interpretation Bulletin IT-426R are met. The determination of whether these conditions are met will be the sole responsibility of the Resident CoinSmart Holder. Accordingly, all Resident CoinSmart Holders who wish to use the cost recovery method, whether or not in conjunction with the filing of a CoinSmart Section 85 Election, should immediately give their attention to this matter and consult their own tax advisors.

(d) Dissenting Resident CoinSmart Shareholders

A Resident CoinSmart Holder who exercises CoinSmart Dissent Rights in respect of the CoinSmart Arrangement and who transfers CoinSmart Shares to CoinSmart for cancellation in consideration for a cash payment from CoinSmart (a "Dissenting Resident CoinSmart Holder") will be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the CoinSmart Arrangement) exceeds the "paid-up capital" of such CoinSmart Shares for purposes of the Tax Act immediately before that time.

A Dissenting Resident CoinSmart Holder will be required to include in computing its income for a taxation year any dividend deemed to be received on the CoinSmart Shares.  In the case of a Dissenting Resident CoinSmart Holder that is an individual (including certain trusts), any such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if CoinSmart validly designates the dividend as an "eligible dividend". There may be limitations on CoinSmart's ability to designate such dividends as eligible dividends. In the case of a Dissenting Resident CoinSmart Holder that is a corporation, any such dividend generally will be included in computing such Dissenting Resident CoinSmart Holder's income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Tax Act. In certain circumstances, a taxable dividend received by a Dissenting Resident CoinSmart Holder that is a corporation will be treated under the Tax Act as proceeds of disposition or a capital gain. Dissenting Resident CoinSmart Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it is deemed to receive on CoinSmart Shares to the extent that the dividend is deductible in computing the corporation's taxable income.

A Dissenting Resident CoinSmart Holder who transfers CoinSmart Shares to CoinSmart for cancellation will also be considered to have disposed of their CoinSmart Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident CoinSmart Holder (other than any portion of the payment that is interest awarded by a court in connection with the CoinSmart Arrangement), less the amount of any deemed dividend arising on the transfer described above. The Dissenting Resident CoinSmart Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident CoinSmart Holder's CoinSmart Shares. For a description of the tax treatment of capital gains or capital losses, see "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

A Dissenting Resident CoinSmart Holder will also be required to include in computing its income any interest awarded by a court in connection with the CoinSmart Arrangement.

Dissenting Resident CoinSmart Holders should consult their own tax advisors with respect to the Canadian income tax consequences of exercising their CoinSmart Dissent Rights.

(e) Additional Refundable Tax

A Resident CoinSmart Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or a "substantive CCPC" (as defined in the Proposed Amendments) may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including amounts in respect of net taxable capital gains and, in the case of any such corporation that is a Dissenting Resident CoinSmart Holder, any interest income realized.

(f) Minimum Tax

A Resident CoinSmart Holder who is an individual (including certain trusts) may be subject to alternative minimum tax under the Tax Act in respect of capital gains realized by the individual (or trust) or, in the case of any such individual (or trust) that is a Dissenting Resident CoinSmart Holder, any taxable dividends deemed to be received.

CoinSmart Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who is a CoinSmart Shareholder and who, at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, CoinSmart Shares in a business carried on in Canada (a "Non-Resident CoinSmart Holder"). Special rules, which are not discussed in this summary, may apply to certain Non-Resident CoinSmart Holders that are insurers carrying on an insurance business in Canada and elsewhere or "authorized foreign banks" (as defined in the Tax Act).

(a) Exchange of CoinSmart Shares

Pursuant to the CoinSmart Arrangement, a Non-Resident CoinSmart Holder, other than a Dissenting Non-Resident CoinSmart Holder (as defined below), will exchange its CoinSmart Shares for WonderFi Shares and Earnout Rights. Such Non-Resident CoinSmart Holder will not be subject to tax under the Tax Act on any capital gain unless the CoinSmart Shares are "taxable Canadian property" of the Non-Resident CoinSmart Holder at the time of the exchange and such gain is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Generally, provided that the CoinSmart Shares are listed on a "designated stock exchange" (as defined in the Tax Act, which currently includes the NEO) at the time of disposition, the CoinSmart Shares will not be taxable Canadian property of a Non-Resident CoinSmart Holder at that time unless at any time during the 60-month period immediately preceding that time: (a) one or any combination of (i) the Non-Resident CoinSmart Holder, (ii) persons with whom the Non-Resident CoinSmart Holder did not deal at arm's length for purposes of the Tax Act and (iii) a partnership in which the Non-Resident CoinSmart Holder or such non-arm's length person holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued CoinSmart Shares or any other issued class of CoinSmart's shares; and (b) more than 50% of the fair market value of the CoinSmart Shares was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not such property exists. In addition, the CoinSmart Shares may be deemed to be taxable Canadian property of a Non-Resident CoinSmart Holder in certain circumstances specified in the Tax Act.

In the event the CoinSmart Shares are "taxable Canadian property" of a Non-Resident CoinSmart Holder and the Non-Resident CoinSmart Holder is not entitled to an exemption pursuant to the provisions of an applicable tax treaty (if any), the consequences to the Non-Resident CoinSmart Holder will generally be the same as described above in the second paragraph under the heading "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - CoinSmart Shareholders Resident in Canada - Exchange of CoinSmart Shares (No Section 85 Election; No Cost Recovery Method)", as if the Non-Resident CoinSmart Holder were a Resident CoinSmart Holder thereunder.

Non-Resident CoinSmart Holders who dispose of CoinSmart Shares that are or are deemed to be taxable Canadian property should consult their own tax advisors concerning the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return depending on their particular circumstances.

A Non-Resident CoinSmart Holder will not be permitted to make a joint election with WonderFi under subsection 85(1) or (2) of the Tax Act with respect to its exchange of CoinSmart Shares pursuant to the CoinSmart Arrangement.

Non-Resident CoinSmart Holders are not eligible to use the cost recovery method outlined in Interpretation Bulletin IT-426R (which is discussed in "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - CoinSmart Shareholders Resident in Canada  - Use of the Cost Recovery Method" above). However, pursuant to the current administrative policies and assessing practices of the CRA, Canadian withholding tax should not apply to the payment of amounts to Non-Resident CoinSmart Holders pursuant to the Earnout Rights provided certain conditions of Interpretation Bulletin IT-426R are met. If these conditions are not met, there is a risk that the payment of amounts to Non-Resident CoinSmart Holders pursuant to the Earnout Rights would be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be substantiated under the terms of an applicable tax treaty. Non-Resident CoinSmart Holders are urged to consult their own tax advisors to determine their entitlement, if any, to relief under an applicable tax treaty, if applicable.

Pursuant to the Earnout Rights Indenture, the Corporation and the Earnout Rights Agent are entitled to deduct and withhold such amounts as the Earnout Rights Agent is required to deduct and withhold from any amounts paid under the Earnout Rights Indenture under the Tax Act.

(b) Dissenting Non-Resident CoinSmart Shareholders

A Non-Resident CoinSmart Holder who exercises CoinSmart Dissent Rights in respect of the CoinSmart Arrangement and who transfers CoinSmart Shares to CoinSmart for cancellation in consideration for a cash payment from CoinSmart (a "Dissenting Non-Resident CoinSmart Holder") will be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the CoinSmart Arrangement) exceeds the "paid-up capital" of such CoinSmart Shares for purposes of the Tax Act immediately before that time.

A dividend deemed to be received by a Dissenting Non-Resident CoinSmart Holder will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be substantiated under the terms of an applicable tax treaty. For example, a dividend deemed to be received by a Dissenting Non-Resident CoinSmart Holder that is a resident of the United States for purposes of the U.S. Treaty, is fully entitled to benefits under the U.S. Treaty, and is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty-reduced rate of 15% (or 5% if the beneficial owner of such dividends is a company that owns at least 10% of the CoinSmart Shares). Dissenting Non-Resident CoinSmart Holders are urged to consult their own tax advisors to determine their entitlement, if any, to relief under an applicable tax treaty, if applicable.

A Dissenting Non-Resident CoinSmart Holder who transfers CoinSmart Shares to CoinSmart for cancellation will also be considered to have disposed of their CoinSmart Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident CoinSmart Holder (other than any portion of the payment that is interest awarded by a court in connection with the CoinSmart Arrangement), less the amount of any deemed dividend arising on the transfer described above.  The Dissenting Non-Resident CoinSmart Holder will not be subject to tax under the Tax Act on any capital gain unless the CoinSmart Shares are "taxable Canadian property" of the Dissenting Non-Resident CoinSmart Holder at the time of the exchange and such gain is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any), as described above under the heading "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders - CoinSmart Shareholders Not Resident in Canada - Exchange of CoinSmart Shares".  In the event the CoinSmart Shares are "taxable Canadian property" of a Dissenting Non-Resident CoinSmart Holder and the Dissenting Non-Resident CoinSmart Holder is not entitled to an exemption pursuant to the provisions of an applicable tax treaty (if any), any capital gain or capital loss realized by the Dissenting Non-Resident CoinSmart Holder will be treated in the same manner as described under the heading "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

Generally, a Dissenting Non-Resident CoinSmart Holder will not be subject to Canadian income or withholding tax under the Tax Act on any interest awarded by a court in connection with the CoinSmart Arrangement.

Dissenting Non-Resident CoinSmart Holders should consult their own tax advisors with respect to the Canadian income tax consequences of exercising their CoinSmart Dissent Rights.

WonderFi Shares Acquired on the Transaction

New WonderFi Shareholders Resident in Canada

The following summary describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Resident Coinsquare Holder or Resident CoinSmart Holder who acquires WonderFi Shares pursuant to the Transaction (a "New Resident WonderFi Holder").

(a) Dividends on WonderFi Shares

A New Resident WonderFi Holder will be required to include in computing its income for a taxation year any taxable dividend received or deemed to be received on the WonderFi Shares.  In the case of a New Resident WonderFi Holder that is an individual (including certain trusts), any such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if WonderFi validly designates the dividend as an "eligible dividend". There may be limitations on WonderFi's ability to designate such dividends as eligible dividends. In the case of a New Resident WonderFi Holder that is a corporation, any such dividend generally will be included in computing such New Resident WonderFi Holder's income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Tax Act. In certain circumstances, a taxable dividend received by a New Resident WonderFi Holder that is a corporation will be treated under the Tax Act as proceeds of disposition or a capital gain. New Resident WonderFi Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on WonderFi Shares to the extent that the dividend is deductible in computing the corporation's taxable income.

(b) Disposing of WonderFi Shares

Generally, on a disposition or deemed disposition of a WonderFi Share (excluding a disposition to WonderFi, other than a disposition to WonderFi in the open market in the manner in which shares would normally be purchased by any member of the public in the open market, and subject to certain detailed exceptions in the Tax Act), a New Resident WonderFi Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the New Resident WonderFi Holder's WonderFi Share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

(c) Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized in a taxation year is included in the applicable Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized in a taxation year will be deducted from taxable capital gains realized by the applicable Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses realized in a particular taxation year in excess of taxable capital gains realized in that taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a corporation on the disposition of a share may be reduced by the amount of certain dividends previously received (or deemed to be received) on such share (or another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where the share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Holders to whom these rules may be relevant should consult their own tax advisors.

(d) Additional Refundable Tax

A New Resident WonderFi Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or a "substantive CCPC" (as defined in the Proposed Amendments) may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including amounts in respect of net taxable capital gains.

(e) Minimum Tax

A New Resident WonderFi Holder who is an individual (including certain trusts) may be subject to alternative minimum tax under the Tax Act in respect of capital gains realized and taxable dividends received by the individual (or trust).

(f) Eligibility for Investment

The WonderFi Shares, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account, a first home savings account (each a "Registered Plan") or a deferred profit sharing plan (each as defined in the Tax Act), provided that the WonderFi Shares are listed on a "designated stock exchange" (as defined in the Tax Act, which currently includes the TSX).

Notwithstanding that a WonderFi Share may be a qualified investment for trusts governed by a Registered Plan, a holder or subscriber of, or an annuitant under, a Registered Plan (the "Controlling Individual") will be subject to a penalty tax if the WonderFi Share held in the Registered Plan is a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. A WonderFi Share will generally not be a "prohibited investment" for a Registered Plan provided that (i) the Controlling Individual of the Registered Plan deals at arm's length with WonderFi for purposes of the Tax Act and does not have a "significant interest" (within the meaning of the Tax Act) in WonderFi or (ii) the WonderFi Shares are "excluded property" (as defined in the Tax Act) for the Registered Plan.  Controlling Individuals who intend to hold WonderFi Shares in such plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

New WonderFi Shareholders Not Resident in Canada

The following summary describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Non-Resident Coinsquare Holder or Non-Resident CoinSmart Holder who acquires WonderFi Shares pursuant to the Transaction (a "New Non-Resident WonderFi Holder").

(a) Dividends on WonderFi Shares

A dividend paid or credited, or deemed to be paid or credited, on a New Non-Resident WonderFi Holder's WonderFi Shares will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be substantiated under the terms of an applicable tax treaty. For example, a dividend received or deemed to be received by a New Non-Resident WonderFi Holder that is a resident of the United States for purposes of the U.S. Treaty, is fully entitled to benefits under the U.S. Treaty, and is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty-reduced rate of 15% (or 5% if the beneficial owner of such dividends is a company that owns at least 10% of the WonderFi Shares). New Non-Resident WonderFi Holders are urged to consult their own tax advisors to determine their entitlement, if any, to relief under an applicable tax treaty, if applicable.

(b) Disposing of WonderFi Shares

A New Non-Resident WonderFi Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a WonderFi Share (excluding a disposition to WonderFi, other than a disposition to WonderFi in the open market in the manner in which shares would normally be purchased by any member of the public in the open market, and subject to certain detailed exceptions in the Tax Act) unless the WonderFi Shares are "taxable Canadian property" of the New Non-Resident WonderFi Holder at the time of the disposition and such gain is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any).  Generally, provided that the WonderFi Shares are listed on a "designated stock exchange" (as defined in the Tax Act, which currently includes the TSX) at the time of disposition, the WonderFi Shares will not be taxable Canadian property of a New Non-Resident WonderFi Holder at that time unless at any time during the 60-month period immediately preceding that time: (a) one or any combination of (i) the New Non-Resident WonderFi Holder, (ii) persons with whom the New Non-Resident WonderFi Holder did not deal at arm's length for purposes of the Tax Act and (iii) partnerships in which the New Non-Resident WonderFi Holder or such non-arm's length persons holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued WonderFi Shares or any other issued class of WonderFi's shares; and (b) more than 50% of the fair market value of the WonderFi Shares was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not that property exists. A WonderFi Share may also be deemed to be taxable Canadian property of a New Non-Resident WonderFi Holder in certain circumstances specified in the Tax Act.

In the event the WonderFi Shares are "taxable Canadian property" of a New Non-Resident WonderFi Holder and the New Non-Resident WonderFi Holder is not entitled to an exemption pursuant to the provisions of an applicable tax treaty (if any), the consequences to the New Non-Resident WonderFi Holder will generally be the same as described above under the heading "Certain Canadian Federal Income Tax Considerations - WonderFi Shares Acquired on the Transaction - New WonderFi Shareholders Resident in Canada - Disposing of WonderFi Shares", as if the New Non-Resident WonderFi Holder were a New Resident WonderFi Holder thereunder.

New Non-Resident WonderFi Holders who dispose of WonderFi Shares that are or are deemed to be taxable Canadian property should consult their own tax advisors concerning the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return depending on their particular circumstances.

SECURITIES LAW MATTERS

Interests of Certain Persons in the Transaction

Except as otherwise disclosed in this Information Circular, none of the directors or executive officers of WonderFi, Coinsquare, or CoinSmart, none of the Persons who have been directors or executive officers of WonderFi, Coinsquare, or CoinSmart since the commencement of WonderFi's, Coinsquare's, or CoinSmart's (as applicable) last completed financial year and none of the associates or affiliates of any of the foregoing Persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the WonderFi Meeting, the Coinsquare Meeting, or the CoinSmart Meeting (as applicable), other than the approval of the Transaction as further detailed below. See "The Transaction".

Certain directors and officers of Coinsquare are also Coinsquare Shareholders and/or holders of Coinsquare Securities, and, accordingly, such individuals have an interest in the Coinsquare Arrangement Resolution as, in the event of approval of the Coinsquare Arrangement Resolution, such individuals will be entitled to receive WonderFi Shares in connection with the Transaction. Similarly, certain directors and officers of CoinSmart are also CoinSmart Shareholders and/or holders of CoinSmart Securities, and, accordingly, such individuals have an interest in the CoinSmart Arrangement Resolution as, in the event of approval of the CoinSmart Arrangement Resolution, such individuals will be entitled to receive WonderFi Shares in connection with the Transaction. See also "The Transaction - Background to the Transaction".

Coinsquare

The following table sets forth the number and percentage of WonderFi Shares that are expected to be beneficially owned, controlled or directed by the current directors and officers of Coinsquare immediately following the Transaction, as well as the securities of each of Coinsquare and WonderFi beneficially owned, controlled or directed by such Persons as of the date of this Information Circular:

Name and Coinsquare Position	Number and Percentage of Coinsquare Shares Held(1)(2)	Number and Percentage of WonderFi Shares Held(1)(3)	Number and Percentage of CoinSmart Shares Held(1)(4)	Number and Percentage of WonderFi Shares to be Issued at Closing(1)(5)
Jason Theofilos, Director	839,439(6) (2.26%)	0 (0%)	0 (0%)	8,442,847(12) (1.31%)
Nicholas Thadney, Director	259,206(7) (0.70%)	0 (0%)	0 (0%)	2,745,935 (0.43%)
Kevin Dalton, Director	158,805 (0.43%)	0 (0%)	0 (0%)	1,103,177 (0.17%)
Wendy Rudd, Director	293,566(8) (0.79%)	0 (0%)	0 (0%)	2,984,085 (0.46%)
Michael Wekerle, Director	106,513 (0.29%)	0 (0%)	0 (0%)	2,239,918(13) (0.35%)
Martin Piszel, CEO and Director	55,194(9) (0.15%)	0 (0%)	0 (0%)	3,439,986 (0.53%)
Eric Richmond, COO	170,667(10) (0.46%)	0 (0%)	0 (0%)	5,019,686(14) (0.78%)
Danilo Giacovazzi, CFO	50,000 (0.13%)	0 (0%)	0 (0%)	347,337 (0.05%)
Katrina Prokopy, CLO	43,568(11) (0.12%)	0 (0%)	0 (0%)	302,655 (0.05%)
TOTAL:	1,976,958 (5.32%)	0 (0%)	0 (0%)	26,625,086 (4.13%)

Notes:

(1) The information as to the number and percentage of Coinsquare Shares beneficially owned, controlled or directed, as at the date of the Business Combination Agreement, not being within the knowledge of Coinsquare, has been obtained from each applicable individual directly.

(2) Percentage calculated on a non-diluted basis, based on an aggregate of 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular.

(3) Percentage calculated on a non-diluted basis, based on an aggregate of 241,963,755 WonderFi Shares issued and outstanding as of the WonderFi Record Date.

(4) Percentage calculated on a non-diluted basis, based on an aggregate of 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date.

(5) Based on the assumption that there will be approximately 644,372,583 WonderFi Shares issued and outstanding following completion of the Transaction, based on: (a) 241,963,755 WonderFi Shares issued and outstanding as of the WonderFi Record Date plus 1,500,000 WonderFi Shares issuable on settlement of WonderFi RSUs, 10,500,000 WonderFi Shares issuable to members of and advisors to the Steering Committee upon completion of the Transaction, 1,500,000 WonderFi Shares issuable to Eric Richmond upon completion of the Transaction, excluding WonderFi Shares issuable pursuant to all other convertible securities, (b) 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date plus 4,535,526 CoinSmart Shares issuable on settlement of CoinSmart RSUs prior to the Effective Time and 1,382,770 CoinSmart Shares issuable on exercise of CoinSmart Options that were In-the-Money Options on the date of the Business Combination Agreement; and (c) 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular plus 1,678,684 Coinsquare Shares issuable on exercise of Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement, assuming no issuances of additional WonderFi Shares, CoinSmart Shares or Coinsquare Shares, as applicable, prior to Closing). In particular, the foregoing assumes that prior to Closing: (a) all CoinSmart RSUs outstanding or approved for issuance as at the CoinSmart Record Date will be settled in CoinSmart Shares; (b) all CoinSmart Options outstanding as at the CoinSmart Record Date that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; (c) all Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; (d) no WonderFi Shares will be issued to holders of CoinSmart Warrants, CoinSmart Options that were not In-the-Money Options or Coinsquare Options that were not In-the-Money Options on the date of the Business Combination Agreement; (e) no CoinSmart Warrants will be exercised; (f) WonderFi will not elect to issue any WonderFi Shares in respect of the settlement of any Earnout Rights, fee obligations to Origin, or in satisfaction of fee obligations payable to Halpern & Co.; and (g) this figure does not include up to an additional 143,381,394 WonderFi Shares, such number being 25% of the number of securities approved by WonderFi Shareholders for the Transaction, in accordance with the rules and policies of the TSX, which such number does not account for any WonderFi Shares that may separately be approved for issuance pursuant to the WonderFi Consultant Resolution or the WonderFi Steering Committee Compensation Resolution. The number of WonderFi Shares issued to former CoinSmart Shareholders and Coinsquare Shareholders has been adjusted for rounding, to reflect that the number of WonderFi Shares issued to each Registered Coinsquare Shareholder and Registered CoinSmart Shareholder will be rounded down to the nearest whole number.

(6) As of the date of the Business Combination Agreement, Mr. Theofilos also held 160,000 Coinsquare Options, all of which will expire at Closing if not exercised prior to Closing in accordance with the Coinsquare Stock Option Plan and Business Combination Agreement.

(7) As of the date of the Business Combination Agreement, Mr. Thadaney also held 136,000 Coinsquare Options, all of which will expire at Closing if not exercised prior to Closing in accordance with the Coinsquare Stock Option Plan and Business Combination Agreement.

(8) As of the date of the Business Combination Agreement, Ms. Rudd also held 136,000 Coinsquare Options, all of which will expire at Closing if not exercised prior to Closing in accordance with the Coinsquare Stock Option Plan and Business Combination Agreement.

(9) As of the date of the Business Combination Agreement, Mr. Piszel also held 550,000 Coinsquare Options, 440,000 of which will expire at Closing if not exercised prior to Closing in accordance with the Coinsquare Stock Option Plan and Business Combination Agreement.

(10) As of the date of the Business Combination Agreement, Mr. Richmond also held 336,000 Coinsquare Options, all of which will expire at Closing if not exercised prior to Closing in accordance with the Coinsquare Stock Option Plan and Business Combination Agreement.

(11) As of the date of the Business Combination Agreement, Ms. Prokopy also held 150,000 Coinsquare Options, all of which will be exchanged at Closing for New WonderFi Options in accordance with the Coinsquare Stock Option Plan and Business Combination Agreement.

(12) Includes 1,500,000 WonderFi Shares issuable to Mr. Theofilos by WonderFi in consideration for his services to the Steering Committee.

(13) Includes 1,500,000 WonderFi Shares issuable to Mr. Wekerle by WonderFi in consideration for his services to the Steering Committee.

(14) Includes 1,500,000 WonderFi Shares issuable to Mr. Richmond by WonderFi in satisfaction of a miletone payment obligation owing by Coinsquare to Mr. Richmond.

In addition, in the event of approval of the Coinsquare Arrangement Resolution, certain of the directors and officers of Coinsquare may continue as a director, officer or employee, as applicable, of Coinsquare following completion of the Transaction, and, accordingly, such individual(s) have an interest in the Coinsquare Arrangement Resolution in connection with their continued position with Coinsquare, and to receive potential future grants of stock options or other incentive securities under the WonderFi Incentive Plan following the Effective Date.

All benefits received, or to be received, by directors or executive officers of Coinsquare as a result of the Transaction are, and will be, solely in connection with their services as directors or employees of Coinsquare or as Coinsquare Shareholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such Person for securities of Coinsquare, nor is it, or will it be, conditional on the Person supporting the Transaction.

The Business Combination Agreement provides that Coinsquare may purchase customary directors' and officers' run-off insurance having coverage no less favourable in the aggregate than the protection provided by Coinsquare and its subsidiaries immediately prior to the Effective Time, for coverage for six years from the Effective Time.

The Coinsquare Board were aware of these interests and considered them when reaching their respective recommendations.

CoinSmart

The following table sets forth the number and percentage of WonderFi Shares that are expected to be beneficially owned, controlled or directed by the current directors and officers of CoinSmart immediately following the Transaction, as well as the securities of each of CoinSmart and WonderFi beneficially owned, controlled or directed by such Persons as of the date of this Information Circular:

Name and CoinSmart Position	Number and Percentage of CoinSmart Shares Held(1)(2)	Number and Percentage of WonderFi Shares Held(1)(3)	Number and Percentage of Coinsquare Shares Held(1)(4)	Number and Percentage of WonderFi Shares to be Issued at Closing (5)
Justin Hartzman President, CEO and Director	8,920,241(6) (14.81%)	0 (0%)	0 (0%)	18,347,464 (2.85%)
Jeremy Koven Chief Operating Officer and Director	8,920,241(7) (14.81%)	0 (0%)	0 (0%)	18,266,828 (2.83%)
G. Scott Paterson Director	353,603(8) (0.59%)	152,479 (0.06%)	0 (0%)	2,829,920 (0.44%)
Jeffrey Haas Director	522,219(9) (0.87%)	0 (0%)	0 (0%)	1,394,123 (0.22%)
Alexa Abiscott Director	Nil(10)	0 (0%)	0 (0%)	450,366 (0.07%)
Michael Koral Chief Business Officer	8,920,241(11) (14.81%)	0 (0%)	0 (0%)	18,266,828 (2.83%)
Gordon Brocklehurst Chief Financial Officer	100(12) (0.00%)	0 (0%)	0 (0%)	132,717 (0.02%)
Pierre Soulard Chief Legal Officer	Nil(13)	0 (0%)	0 (0%)	503,981 (0.08%)
TOTAL:	27,636,645 (45.88%)	152,479 (0.06%)	0 (0%)	60,192,227 (9.34%)

Notes:

(1) The information as to the number and percentage of CoinSmart Shares beneficially owned, controlled or directed, as at the date of the Business Combination Agreement not being within the knowledge of CoinSmart, has been obtained from each applicable individual directly.

(2) Percentage calculated on a non-diluted basis, based on an aggregate of 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date.

(3) Percentage calculated on a non-diluted basis, based on an aggregate of 241,963,755 WonderFi Shares issued and outstanding as of the WonderFi Record Date.

(4) Percentage calculated on a non-diluted basis, based on an aggregate of 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular.

(5) Based on the assumption that there will be approximately 644,372,583 WonderFi Shares issued and outstanding following completion of the Transaction, based on: (a) 241,963,755 WonderFi Shares issued and outstanding as of the WonderFi Record Date plus 1,500,000 WonderFi Shares issuable on settlement of WonderFi RSUs, 10,500,000 WonderFi Shares issuable to members of and advisors to the Steering Committee upon completion of the Transaction, 1,500,000 WonderFi Shares issuable to Eric Richmond upon completion of the Transaction, excluding WonderFi Shares issuable pursuant to all other convertible securities, (b) 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date plus 4,535,526 CoinSmart Shares issuable on settlement of CoinSmart RSUs prior to the Effective Time (of which, as of the date of this Information Circular, 1,397,859 CoinSmart RSUs are outstanding and 3,137,667 CoinSmart RSUs have been approved for issuance prior to the Effective Time) and 1,382,770 CoinSmart Shares issuable on exercise of CoinSmart Options that were In-the-Money Options on the date of the Business Combination Agreement; and (c) 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular plus 1,678,684 Coinsquare Shares issuable on exercise of Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement, assuming no issuances of additional WonderFi Shares, CoinSmart Shares or Coinsquare Shares, as applicable, prior to Closing). In particular, the foregoing assumes that prior to Closing: (a) all CoinSmart RSUs outstanding or approved for issuance as at the CoinSmart Record Date will be settled in CoinSmart Shares; (b) all CoinSmart Options outstanding as at the CoinSmart Record Date that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; (c) all Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; (d) no WonderFi Shares will be issued to holders of CoinSmart Warrants, CoinSmart Options that were not In-the-Money Options or Coinsquare Options that were not In-the-Money Options on the date of the Business Combination Agreement; (e) no CoinSmart Warrants will be exercised; (f) WonderFi will not elect to issue any WonderFi Shares in respect of the settlement of any Earnout Rights, fee obligations to Origin, or in satisfaction of fee obligations payable to Halpern & Co.; and (g) this figure does not include up to an additional 143,381,394 WonderFi Shares, such number being 25% of the number of securities approved by WonderFi Shareholders for the Transaction, in accordance with the rules and policies of the TSX, which such number does not account for any WonderFi Shares that may separately be approved for issuance pursuant to the WonderFi Consultant Resolution or the WonderFi Steering Committee Compensation Resolution. The number of WonderFi Shares issued to former CoinSmart Shareholders and Coinsquare Shareholders has been adjusted for rounding, to reflect that the number of WonderFi Shares issued to each Registered Coinsquare Shareholder and Registered CoinSmart Shareholder will be rounded down to the nearest whole number.

(6) As of the CoinSmart Record Date, Mr. Hartzman also held 316,665 CoinSmart Options, all of which will be cancelled at Closing if not exercised prior to Closing, and 297,857 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 650,000 CoinSmart RSUs have been approved for issuance to Mr. Hartzman, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(7) As of the CoinSmart Record Date, Mr. Koven also held 316,665 CoinSmart Options, all of which will be cancelled at Closing if not exercised prior to Closing, and 286,429 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 616,667 CoinSmart RSUs have been approved for issuance to Mr. Koven, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(8) As of the CoinSmart Record Date, Patstar Inc., a company controlled by Mr. Paterson, held 277,103 CoinSmart Shares and Mr. Paterson held 76,500 CoinSmart Shares. As of the CoinSmart Record Date, Mr. Paterson also held 76,500 CoinSmart Options, all of which will be exchanged at Closing for New WonderFi Options, and 100,000 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 200,000 CoinSmart RSUs have been approved for issuance to Mr. Paterson, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. Mr. Paterson is also expected to received 1,500,000 WonderFi Shares at the Effective Time as consideration for his time and effort on the Steering Committee. See "The Business Combination Agreement - Corporate Governance".

(9) As of the CoinSmart Record Date, Mr. Haas also held 100,000 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 150,000 CoinSmart RSUs have been approved for issuance to Mr. Haas, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(10) As of the CoinSmart Record Date, Ms. Abiscott also held 100,000 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 150,000 CoinSmart RSUs have been approved for issuance to Ms. Abiscott, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(11) As of the CoinSmart Record Date, Mr. Koral also held 316,665 CoinSmart Options, all of which will expire at Closing if not exercised prior to Closing, and 286,429 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 616,667 CoinSmart RSUs have been approved for issuance to Mr. Koral, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(12) As of the CoinSmart Record Date, Mr. Brocklehurst also held 52,777 CoinSmart Options, all of which will be exchanged at Closing for New WonderFi Options, and 100,000 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 40,000 CoinSmart RSUs have been approved for issuance to Mr. Brocklehurst, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(13) As of the CoinSmart Record Date, Mr. Soulard also held 373,474 CoinSmart Options, all of which will be exchanged at Closing for New WonderFi Options, and 71,429 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 208,333 CoinSmart RSUs have been approved for issuance to Mr. Soulard, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

In addition, in the event of approval of the CoinSmart Arrangement Resolution, certain of the directors and officers of CoinSmart may continue as a director, officer or employee, as applicable, of CoinSmart or WonderFi following completion of the Transaction, and, accordingly, such individual(s) have an interest in the CoinSmart Arrangement Resolution in connection with their continued position with CoinSmart or new position with WonderFi, and to receive potential future grants of stock options or other incentive securities under the WonderFi Incentive Plan following the Effective Date.

All benefits received, or to be received, by directors or executive officers of CoinSmart as a result of the Transaction are, and will be, solely in connection with their services as directors or employees of CoinSmart or as CoinSmart Shareholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such Person for securities of CoinSmart, nor is it, or will it be, conditional on the Person supporting the CoinSmart Arrangement.

The Business Combination Agreement provides that CoinSmart may purchase customary directors' and officers' run-off insurance having coverage no less favourable in the aggregate than the protection provided by CoinSmart and its subsidiaries immediately prior to the Effective Time, for coverage for six years from the Effective Time.

The CoinSmart Board was aware of these interests and considered them when reaching their respective recommendations.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Information Circular, including under the heading above entitled "Interests of Certain Persons in the Transaction", no "informed person" (as defined in NI 51-102) of WonderFi, Coinsquare, or CoinSmart, nor any of the respective associates or affiliates of any such informed person, has had any material interest, direct or indirect, in any transaction since the commencement of WonderFi's, Coinsquare's, or CoinSmart's (as applicable) last financial year or in any proposed transaction which has materially affected or would materially affect Coinsquare, CoinSmart, or WonderFi (as applicable).

Canadian Securities Laws

The following is only a general overview of certain requirements of Canadian securities laws relating to the Transaction that are not discussed elsewhere in this Information Circular but may be applicable to Coinsquare Shareholders and CoinSmart Shareholders.

The issuance of the WonderFi Shares pursuant to the Transaction will constitute a distribution of securities, which is exempt from the prospectus requirements of Canadian securities legislation. The WonderFi Shares issued pursuant to the Transaction may be resold in each of the provinces and territories of Canada provided (i) that WonderFi is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade, (ii) the trade is not a "control distribution" as defined in NI 45-102, (iii) no unusual effort is made to prepare the market or create a demand for those securities, (iv) no extraordinary commission or consideration is paid in respect of that trade, and (v) if the selling securityholder is an "insider" or "officer" of WonderFi (as such terms are defined by applicable Canadian securities laws), the insider or officer has no reasonable grounds to believe that WonderFi is in default of applicable Canadian securities laws.

Each Coinsquare Shareholder and CoinSmart Shareholder is urged to consult their professional advisers to determine the Canadian conditions and restrictions applicable to trades in the WonderFi Shares. Resales of any securities acquired in connection with the Transaction may be required to be made through properly registered securities dealers.

To the extent that a Coinsquare Shareholder or CoinSmart Shareholder resides in a non-Canadian jurisdiction, the WonderFi Shares received by that Coinsquare Shareholder or CoinSmart Shareholder may be subject to certain additional trading restrictions under Applicable Laws. All Coinsquare Shareholders and CoinSmart Shareholders residing outside Canada are advised to consult their own legal advisors regarding such resale restrictions.

U.S. Securities Laws

Coinsquare and CoinSmart

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to U.S. Securityholders in connection with the Coinsquare Arrangement and the CoinSmart Arrangement. All U.S. Securityholders are urged to consult with their own legal counsel to ensure that the resale of WonderFi Shares, Earnout Rights and New WonderFi Options, as applicable, issued to them under the Coinsquare Arrangement or the CoinSmart Arrangement complies with applicable securities laws. Further information applicable to U.S. Securityholders under U.S. securities laws is disclosed under the heading "Information for U.S. Securityholders".

The following discussion does not address the Canadian securities laws that will apply to the issue of WonderFi Shares, Earnout Rights and New WonderFi Options or the resale of the WonderFi Shares, Earnout Rights and New WonderFi Options in Canada by U.S. Securityholders. U.S. Securityholders reselling their WonderFi Shares, Earnout Rights and New WonderFi Options, as applicable, in Canada must comply with Canadian securities laws.

(a) Exemption for the Issuance of WonderFi Shares, Earnout Rights and New WonderFi Options

The WonderFi Shares and New WonderFi Options to be issued to Coinsquare Securityholders in exchange for Coinsquare Shares and Coinsquare Options, respectively, pursuant to the Coinsquare Arrangement, the WonderFi Shares and Earnout Rights to be issued to CoinSmart Shareholders in exchange for CoinSmart Shares and the New WonderFi Options to be issued to holders of CoinSmart Options pursuant to the CoinSmart Arrangement have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and such WonderFi Shares, Earnout Rights and New WonderFi Options will be issued in reliance upon the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from registration under applicable U.S. state securities laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, from the general requirements of registration under the U.S. Securities Act where the fairness of the terms and conditions of such issuance and exchange has been approved by a court of competent jurisdiction or governmental entity that is expressly authorized by Applicable Laws to grant such approval, after a hearing upon the procedural and substantive fairness of the terms and conditions of such issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof.

The Court will be advised at the hearing of the application for the Coinsquare Final Order and the CoinSmart Final Order that if the terms and conditions of the Coinsquare Arrangement and the CoinSmart Arrangement, and the fairness thereof, are approved by the Court, the Coinsquare Final Order and the CoinSmart Final Order will be relied upon to constitute the basis for the Section 3(a)(10) Exemption with respect to the WonderFi Shares, Earnout Rights and New WonderFi Options to be issued and exchanged pursuant to the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable. Accordingly, the Coinsquare Final Order and the CoinSmart Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of the WonderFi Shares, Earnout Rights and New WonderFi Options by WonderFi in connection with the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable.

(b) Resales of WonderFi Shares, Earnout Rights and New WonderFi Options Issued to U.S. Securityholders

The WonderFi Shares, Earnout Rights and New WonderFi Options received by U.S. Securityholders upon completion of the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable, may be resold without restriction under the U.S. Securities Act, except in respect of resales by Persons who are "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of WonderFi at the Effective Date or who have been affiliates of WonderFi within ninety days before the Effective Date.

Persons who may be deemed to be "affiliates" of an issuer pursuant to Rule 144 under the U.S. Securities Act are Persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

The resale rules applicable to U.S. Securityholders are summarized below. U.S. Coinsquare Securityholders are urged to consult with their own legal counsel to ensure that the resale of WonderFi Shares, Earnout Rights and New WonderFi Options issued to them pursuant to the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable, complies with all applicable securities legislation.

U.S. Securityholders who are not and have not been affiliates of WonderFi within ninety days prior to the Effective Date, and who will not be affiliates of WonderFi after the Effective Date, may resell the WonderFi Shares, Earnout Rights and New WonderFi Options issued to them in accordance with the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable. without restriction under the U.S. Securities Act.

U.S. Securityholders who are affiliates of WonderFi at the time of, or within ninety days before, their resale of WonderFi Shares, Earnout Rights or New WonderFi Options, as applicable, or who were affiliates of WonderFi as of or within ninety days prior to the Effective Date, will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the WonderFi Shares, Earnout Rights and New WonderFi Options, as applicable, issued to them. These U.S. Securityholders may not resell their WonderFi Shares, Earnout Rights and New WonderFi Options, as applicable, unless such securities are registered under the U.S. Securities Act or an exemption from registration is available, such as pursuant to Rule 903 or Rule 904 of Regulation S or Rule 144, if available, as follows:

• Resale of WonderFi Shares, Earnout Rights and New WonderFi Options, as applicable, Pursuant to Regulation S. In general, under Rule 904 of Regulation S, Persons who are affiliates of WonderFi at the time of their resale of WonderFi Shares, Earnout Rights or New WonderFi Options, as applicable, solely by virtue of their status as an officer or director of WonderFi may sell WonderFi Shares outside of the United States in an "offshore transaction" (which would include a sale through the TSX, TSXV, CSE, or NEO if applicable) if neither the seller nor any Person acting on its behalf engages in "directed selling efforts" in the United States and no selling commission, fee or other remuneration is paid in connection with such sale (other than a usual and customary broker's commission). For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on Regulation S" in a sale transaction. Certain additional restrictions are applicable to a holder of WonderFi Shares, Earnout Rights or New WonderFi Options, as applicable, who is an affiliate of WonderFi at the time of their resale of WonderFi Shares, Earnout Rights or New WonderFi Options, as applicable, other than by virtue of his or her status as an officer or director of WonderFi.

• Resale of WonderFi Shares, Earnout Rights and New WonderFi Options, as applicable, Pursuant to Rule 144. In general, Persons who are affiliates of WonderFi at the time of, or within ninety days before, their resale of WonderFi Shares, Earnout Rights or New WonderFi Options, as applicable, or who were affiliates of WonderFi as of or within ninety days prior to the Effective Date, may sell or transfer WonderFi Shares, Earnout Rights or New WonderFi Options, as applicable, in accordance with the provisions of Rule 144 under the U.S. Securities Act, if available, provided that during any three-month period, the number of such WonderFi Shares, Earnout Rights and New WonderFi Options, as applicable, sold does not exceed the greater of one percent of the then outstanding shares of the same class being sold, or, if the class is listed on a United States securities exchange, the average weekly trading volume during the four-week period preceding the date filing of a notice of sale on Form 144, and other requirements under Rule 144 are met, including specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about WonderFi.

(c) Exercise of New WonderFi Options and CoinSmart Warrants after the Effective Time and the Re-Sale of WonderFi Shares Issuable Thereto

The holders of Coinsquare Options and CoinSmart Options entitled to receive New WonderFi Options and the holders of CoinSmart Warrants entitled to receive WonderFi Shares upon exercise of such CoinSmart Warrants after the Effective Time who are in the United States or are, or are acting for the account or benefit of, U.S. Persons are advised that the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of such New WonderFi Options or CoinSmart Warrants, as applicable; therefore, the underlying WonderFi Shares issuable upon the exercise of the New WonderFi Options or CoinSmart Warrants, if any, cannot be issued in the United States or to, or for the account or benefit of, a U.S. Person in reliance upon the Section 3(a)(10) Exemption and such New WonderFi Options and CoinSmart Warrants, if any, may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States. Prior to the issuance of securities pursuant to any such exercise after the Effective Time, WonderFi may require evidence (which may include an opinion of counsel) reasonably satisfactory to WonderFi to the effect that the issuance of such securities does not require registration under the U.S. Securities Act or applicable securities laws of any state of the United States.

The securities received upon exercise of the New WonderFi Options and the CoinSmart Warrants after the Effective Time by holders in the United States or who are, or are acting for the account or benefit of, U.S. Persons will be "restricted securities", as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available. Subject to certain limitations, any WonderFi Shares issuable upon the exercise of New WonderFi Options or CoinSmart Warrants may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S in an "offshore transaction" (as such term is defined in Regulation S).

MI 61-101

CoinSmart

CoinSmart is a reporting issuer in the provinces of British Columbia, Alberta and Ontario, and is accordingly subject to applicable securities laws of each these provinces. In addition, the securities regulatory authorities in the provinces of British Columbia (the British Columbia Securities Commission), Ontario (the OSC) and Alberta (the Alberta Securities Commission) have adopted MI 61-101.

MI 61-101 regulates certain types of transactions to ensure fair treatment of security holders when, in relation to a transaction, there are Persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other security holders. If MI 61-101 applies to a proposed acquisition of a reporting issuer, then some of the following may be required: (i) enhanced disclosure in documents sent to security holders, (ii) the approval of security holders excluding, among others, "interested parties" (as defined in MI 61-101), (iii) a formal valuation of the equity securities being acquired, prepared by an independent and qualified valuator, and (iv) an independent committee of the board of directors of the reporting issuer to carry out specified responsibilities. The security holder protections provided by MI 61-101 go substantially beyond the requirements of corporate law.

The protections afforded by MI 61-101 apply to, among other transactions, "business combinations" (as defined in MI 61-101) which may terminate the interests of security holders without their consent in certain circumstances, including, where, at the time the transaction is agreed to, a "related party" of the issuer (as defined in MI 61-101) is entitled to receive, directly or indirectly as a consequence of the transaction, a "collateral benefit" (as defined in MI 61-101). The directors and the executive officers of CoinSmart are all related parties of CoinSmart.

MI 61-101 excludes from the meaning of "collateral benefit" certain benefits to a related party received solely in connection with the related party's services as an employee, director or consultant of an issuer where, among other things, (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefits are disclosed in the disclosure document for the transaction, and (d) the related party and its associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer (the "De Minimis Exemption").

Pursuant to MI 61-101, the CoinSmart Arrangement is a "business combination" due to the fact that at the time the Transaction was agreed to, each of Justin Hartzman, Jeremy Koven and Michael Koral was a "related party" (as defined in MI 61-101) to CoinSmart, and may be entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with the CoinSmart Arrangement. Accordingly, the CoinSmart Arrangement will require "minority approval" (as defined in MI 61-101) in accordance with MI 61-101. See "Collateral Benefits" and "Minority Approval" below.

Collateral Benefits

A "collateral benefit" (as defined in MI 61-101) includes any benefit that a "related party" (as defined in MI 61-101) of CoinSmart (which includes, a director or executive officer of CoinSmart) is entitled to receive, directly or indirectly, as a consequence of the transaction, including, without limitation, an increase in salary, a lump-sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of CoinSmart.

Certain of the executive officers and directors of CoinSmart hold CoinSmart RSUs. Pursuant to the CoinSmart Arrangement, all CoinSmart RSUs outstanding immediately prior to the Effective Time, whether vested or unvested, will, without any further act or formality by or on behalf of any holder of a CoinSmart RSU, be deemed to be fully vested, and such CoinSmart RSUs will be settled by CoinSmart by the issuance of one CoinSmart Share for each CoinSmart RSU prior to the Effective Time in accordance with the CoinSmart Incentive Plan and the Business Combination Agreement. As a result of the acceleration of the CoinSmart RSUs, it is possible that the directors and senior officers of CoinSmart, may be considered to be receiving a "collateral benefit" in connection with the CoinSmart Arrangement.

In addition, each of Justin Hartzman, Jeremy Koven, Michael Koral and Pierre Soulard, each a senior officer of CoinSmart, is party to an employment agreement that provides for payment of additional compensation in certain circumstances in connection with a change of control of CoinSmart (the "CoinSmart Change of Control Provisions"). The CoinSmart Arrangement will constitute a change of control of CoinSmart within the meaning of the CoinSmart Change of Control Provisions and, accordingly:

• upon completion of the CoinSmart Arrangement, if (a) Justin Hartzman elects to terminate his employment agreement or (b) Mr. Hartzman's employment agreement is terminated by CoinSmart, in accordance with the terms of his employment agreement, Mr. Hartzman will be entitled to receive: (i) a lump sum payment of $650,000 payable in cash or Cryptocurrency (at his option), payable within ten days; (ii) payment for any unpaid salary for services rendered; and (iii) payment for any outstanding vacation accrued to the end of the statutory notice period required under the employment standards legislation; and (iv) reimbursement for reasonably business expenses incurred prior to the Effective Date;

• upon completion of the CoinSmart Arrangement, if (a) Jeremy Koven elects to terminate his employment agreement or (b) Mr. Koven's employment agreement is terminated by CoinSmart,  in accordance with the terms of his employment agreement, Mr. Koven will be entitled to receive: (i) a lump sum payment of $450,000 payable in cash or Cryptocurrency (at his option), payable within ten days; (ii) payment for any unpaid salary for services rendered; (iii) payment for any outstanding vacation accrued to the end of the statutory notice period required under the employment standards legislation; and (iv) reimbursement for reasonably business expenses incurred prior to the Effective Date;

• upon completion of the CoinSmart Arrangement, if (a) Michael Koral elects to terminate his employment agreement or (b) Mr. Koral's employment agreement is terminated by CoinSmart, in accordance with the terms of his employment agreement, Mr. Koral will be entitled to receive: (i) a lump sum payment of $450,000 payable in cash or Cryptocurrency (at his option), payable within ten days; (ii) payment for any unpaid salary for services rendered; (iii) payment for any outstanding vacation accrued to the end of the statutory notice period required under the employment standards legislation; and (iv) reimbursement for reasonably business expenses incurred prior to the Effective Date;

• upon completion of the CoinSmart Arrangement, if Pierre Soulard's employment agreement is terminated by CoinSmart within three months of the Effective Date of the CoinSmart Arrangement, in accordance with the terms of his employment agreement, he will be entitled to receive: (i) a lump sum payment of $281,400, payable within ten business days; (ii) payment for any unpaid salary and bonus earned but not paid; and (iii) payment for any outstanding vacation accrued to the end of the statutory notice period required under the employment standards legislation; and (iv) reimbursement for reasonably business expenses incurred prior to the Effective Date.

As such, it is possible that Justin Hartzman, Jeremy Koven, Michael Koral and/or Pierre Soulard will receive a "collateral benefit" in connection with the CoinSmart Arrangement if the CoinSmart Change of Control Provisions in their respective employment agreements are triggered. It is anticipated that if the CoinSmart Arrangement is completed, each of Justin Hartzman, Jeremy Koven and Michael Koral will terminate their employment agreement with CoinSmart and be offered new employment with WonderFi following the Effective Time on revised terms and conditions.

In addition, Mr. Paterson will be entitled to receive compensation equal to $100,000 for serving as an independent director of CoinSmart in connection with the Transaction, and each of Ms. Abiscott and Mr. Haas will be entitled to receive compensation equal to $50,000 for serving as an independent director of CoinSmart in connection with the Transaction. Such payments are being provided to the independent directors as compensation for the significant additional time and effort required of the independent directors in connection with their review and oversight of the Transaction, and such payments are considered to be reasonable in the circumstances. Further, such payments to the independent directors are not contingent on the completion of the Transaction. Mr. Paterson is also a member of the Steering Committee. As such, in consideration for his time and effort in such role, Mr. Paterson may receive WonderFi Shares on the same basis as other members of the Steering Committee. See "The Business Combination Agreement - Corporate Governance". As a result, it is possible that Mr. Paterson, Ms. Abiscott and Mr. Haas may be considered to be receiving a "collateral benefit" in connection with the CoinSmart Arrangement.

Notwithstanding the above, following disclosure by each of the directors and senior officers to the CoinSmart Board of the number of CoinSmart Shares, CoinSmart Options and CoinSmart RSUs held by them, the CoinSmart Change of Control Provisions in their respective employment agreements (as applicable), and the benefits that they expect to receive pursuant to the CoinSmart Arrangement, the CoinSmart Board has determined that, except as described below with respect to Justin Hartzman, Jeremy Koven and Michael Koral, the aforementioned benefits fall within the De Minimis Exemption. As a result, the benefits received by such officers and directors under the CoinSmart Arrangement, other than with respect to Justin Hartzman, Jeremy Koven and Michael Koral, are not "collateral benefits" and such directors and officers are not "interested parties" for purposes of MI 61-101.

Each of Justin Hartzman, the President, Chief Executive Officer and a director of CoinSmart, Jeremy Koven, the Chief Operating Officer and a director of CoinSmart, and Michael Koral, the Chief Business Officer of CoinSmart, beneficially owns or exercises control or direction over, more than 1% of the issued and outstanding CoinSmart Shares, as determined in accordance with MI 61-101. Accordingly, each of Mr. Hartzman, Mr. Koven and Mr. Koral may be deemed to be receiving a "collateral benefit", as the De Minimis Exemption does not apply to them.

Accordingly, pursuant to MI 61-101, the CoinSmart Arrangement is a "business combination" due to the fact that at the time the Transaction was agreed to, each of Justin Hartzman, Jeremy Koven and Michael Koral was a "related party" (as defined in MI 61-101) of CoinSmart, and may be entitled to be receive a "collateral benefit" (as defined in MI 61-101), as discussed above. Accordingly, the CoinSmart Arrangement will require "minority approval" (as defined in MI 61-101) in accordance with MI 61-101. See "Minority Approval" below.

Minority Approval

In order to comply with MI 61-101, the CoinSmart Arrangement Resolution must be approved by not less than a simple majority of the votes cast by the CoinSmart Shareholders, present in person (or virtually) or represented by proxy and entitled to vote at the CoinSmart Meeting, excluding for this purpose the votes attached to CoinSmart Shares required to be excluded pursuant to MI 61-101. This minority approval is in addition to the requirement that the CoinSmart Arrangement Resolution be approved by at least 66 2/3% of the votes cast by the CoinSmart Shareholders present or represented by proxy at the CoinSmart Meeting and entitled to vote thereat.

To the knowledge of the CoinSmart Board, the following table sets out the details of the votes attaching to the CoinSmart Shares outstanding at the CoinSmart Record Date that are required to be excluded pursuant to MI 61-101 for the purposes of determining whether minority shareholder approval of the CoinSmart Arrangement Resolution under MI 61-101 has been obtained.

Name of Shareholder	Number and Percentage of CoinSmart Shares Owned or Controlled(1)
Justin Hartzman	8,920,241(2) (14.81%)
Jeremy Koven	8,920,241(2) (14.81%)
Michael Koral	8,920,241(3) (14.81%)

Notes:

(1) Percentage calculated on a non-diluted basis, based on an aggregate of 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date.

(2) As of the CoinSmart Record Date, Mr. Hartzman also held 316,665 CoinSmart Options, all of which will be cancelled at Closing if not exercised prior to Closing, and 297,857 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 650,000 CoinSmart RSUs have been approved for issuance to Mr. Hartzman, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(3) As of the CoinSmart Record Date, Mr. Koven also held 316,665 CoinSmart Options, all of which will be cancelled at Closing if not exercised prior to Closing, and 286,429 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 616,667 CoinSmart RSUs have been approved for issuance to Mr. Koven, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(4) As of the CoinSmart Record Date, Mr. Koral also held 316,665 CoinSmart Options, all of which will be cancelled at Closing if not exercised prior to Closing, and 286,429 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement. An additional 616,667 CoinSmart RSUs have been approved for issuance to Mr. Koral, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

Formal Valuation

Pursuant to MI 61-101, CoinSmart is not required to obtain a formal valuation under MI 61-101 as (i) no "interested party" (as defined in MI 61-101) of CoinSmart is, as a consequence of the CoinSmart Arrangement, directly or indirectly acquiring CoinSmart or its business or combining with CoinSmart, through an amalgamation, arrangement or otherwise, whether alone or with "joint actors", and (ii) neither the CoinSmart Arrangement nor any of the transactions contemplated thereunder, is a "related party transaction" (as defined in MI 61-101) for which CoinSmart would be required to obtain a formal valuation.

Specified Disclosure in respect of Business Combinations

Pursuant to MI 61-101, CoinSmart is required to include, and has included and/or incorporated by reference into this Information Circular, certain disclosure prescribed by Form 62-104F2 - Issuer Bid Circular ("Form 62-104F2") of National Instrument 62-104 - Take-Over Bids and Issuer Bids, to the extent applicable to the CoinSmart Arrangement (and with necessary modifications).

DISSENT RIGHTS

Coinsquare

The following description of the dissent procedures is a summary only and is not a comprehensive statement of the procedures to be followed by a Coinsquare Dissenting Shareholder who seeks payment of the fair value of its Coinsquare Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Coinsquare Interim Order, Section 190 of the CBCA, and the Coinsquare Plan of Arrangement, which are attached to this Information Circular as Schedule H, Schedule L and Schedule D, respectively. A Coinsquare Dissenting Shareholder who intends to exercise Coinsquare Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order and the Coinsquare Plan of Arrangement and seek independent legal advice. Failure to comply strictly with the provisions of Section 190 of the CBCA, as modified by the Coinsquare Interim Order and the Coinsquare Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Coinsquare Interim Order expressly provides Registered Coinsquare Shareholders entitled to vote at the Coinsquare Meeting (being, those holders of Coinsquare Shares of record at the close of business on the date on which notice of the Coinsquare Meeting is given to Coinsquare Shareholders entitled to receive notice of the Coinsquare Meeting) with Coinsquare Dissent Rights in respect of the Coinsquare Arrangement Resolution, in accordance with Section 190 of the CBCA, as modified by the Coinsquare Plan of Arrangement and the Coinsquare Interim Order. Any such Registered Coinsquare Shareholder who duly and validly dissents from the Coinsquare Arrangement Resolution in strict compliance with Section 190 of the CBCA, as modified by the Coinsquare Plan of Arrangement, the Coinsquare Interim Order, and the Coinsquare Final Order, will be entitled, in the event the Coinsquare Arrangement becomes effective, to be paid the fair value of the Coinsquare Shares held by such Coinsquare Dissenting Shareholder, which fair value, notwithstanding anything contrary contained in Section 190 of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Coinsquare Arrangement Resolution is adopted, and such Coinsquare Dissenting Shareholder shall not be entitled to any other payment or consideration, including any payment that would be payable under the Coinsquare Arrangement had such Coinsquare Dissenting Shareholder not exercised its Coinsquare Dissent Rights in respect of such Coinsquare Shares.

In cases, Coinsquare Shares beneficially owned by a non-Registered Coinsquare Shareholder are registered in the name of an Intermediary that the non-Registered Coinsquare Shareholder deals with in respect of the Coinsquare Shares. Accordingly, a non-Registered Coinsquare Shareholder will not be entitled to exercise its Coinsquare Dissent Rights directly (unless the Coinsquare Shares are re-registered in the non-Registered Coinsquare Shareholder's name). A non-Registered Coinsquare Shareholder that wishes to exercise Coinsquare Dissent Rights should immediately contact the Intermediary with whom the non-Registered Coinsquare Shareholder deals in respect of its Coinsquare Shares, and either (i) instruct the Intermediary to exercise the Coinsquare Dissent Rights on the non-Registered Coinsquare Shareholder's behalf (which, if the Coinsquare Shares are registered in the name of CDS or other clearing agency, may require that such Coinsquare Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Coinsquare Shares in the name of the non-Registered Coinsquare Shareholder, in which case the non-Registered Coinsquare Shareholder would be able to exercise the Coinsquare Dissent Rights directly. In addition, pursuant to Section 190 of the CBCA, as modified by the Coinsquare Plan of Arrangement and the Coinsquare Interim Order, a Registered Coinsquare Shareholder may not exercise Coinsquare Dissent Rights in respect of only a portion of the Coinsquare Shares held by such Registered Coinsquare Shareholder, but rather, may dissent only with respect to all Coinsquare Shares held by such Registered Coinsquare Shareholder.

A Registered Coinsquare Shareholder who is entitled to dissent under the Coinsquare Plan of Arrangement and who wishes to dissent must deliver a written notice of dissent (a "Coinsquare Notice of Dissent") to Coinsquare at 400-590 King Street West, Toronto, ON M5V 1M3 by not later than 5:00 p.m. (Toronto time) on June 16, 2023 (or the day that is two Business Days prior to the date that any adjourned or postponed meeting is reconvened or held, as the case may be), and such Coinsquare Notice of Dissent must strictly comply with the requirements of Section 190 of the CBCA, as modified by the Coinsquare Interim Order and the Coinsquare Plan of Arrangement. The dissent procedures described in this Information Circular are different than the statutory dissent procedures of the CBCA, which would permit a notice of objection to be provided at or prior to the Coinsquare Meeting. Failure to comply strictly with the provisions of Section 190 of the CBCA, as modified by the Coinsquare Interim Order and the Coinsquare Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of any Coinsquare Dissent Right.

The filing of a Coinsquare Notice of Dissent does not deprive a Registered Coinsquare Shareholder of the right to vote at the Coinsquare Meeting. However, the CBCA provides, in effect, that a Registered Coinsquare Shareholder who has submitted a Coinsquare Notice of Dissent and who votes in favour of the Coinsquare Arrangement Resolution will no longer be considered a Coinsquare Dissenting Shareholder with respect to the Coinsquare Shares voted in favour of the Coinsquare Arrangement Resolution. The CBCA does not provide, and Coinsquare will not assume, that a proxy submitted instructing the proxyholder to vote against the Coinsquare Arrangement Resolution, or an abstention from voting, constitutes a Coinsquare Notice of Dissent, but a Registered Coinsquare Shareholder is not required to vote its Coinsquare Shares against the Coinsquare Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Coinsquare Arrangement Resolution does not constitute a Coinsquare Notice of Dissent. However, any proxy granted by a Registered Coinsquare Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Coinsquare Arrangement Resolution, must be validly revoked by the Registered Coinsquare Shareholder in order to prevent the proxyholder from voting such Coinsquare Shares in favour of the Coinsquare Arrangement Resolution and thereby causing the Registered Coinsquare Shareholder to forfeit its Coinsquare Dissent Rights.

Coinsquare is required, within ten days after the Coinsquare Shareholders adopt the Coinsquare Arrangement Resolution, to notify each Coinsquare Dissenting Shareholder that the Coinsquare Arrangement Resolution has been adopted. Such notice is not required to be sent to any Coinsquare Shareholder that voted in favour of the Coinsquare Arrangement Resolution or who has withdrawn his, her, their or its Coinsquare Notice of Dissent.

A Coinsquare Dissenting Shareholder that has not withdrawn their Coinsquare Notice of Dissent prior to the Coinsquare Meeting must, within 20 days after receipt of notice that the Coinsquare Arrangement Resolution has been adopted, or if the Coinsquare Dissenting Shareholder does not receive such notice, within 20 days after learning that the Coinsquare Arrangement Resolution has been adopted, send to Coinsquare a written notice containing their name and address, the number of Coinsquare Dissent Shares and a demand for payment of the fair value of such Coinsquare Shares (a "Coinsquare Demand for Payment"). Within 30 days after sending the Coinsquare Demand for Payment, the Coinsquare Dissenting Shareholder must send to Coinsquare the share certificate(s) representing the Coinsquare Dissent Shares. Coinsquare or the Depositary will endorse, on the share certificate(s) received from a Coinsquare Dissenting Shareholder, a notice that the holder is a Coinsquare Dissenting Shareholder and will forthwith return the share certificate(s) to the Coinsquare Dissenting Shareholder. A Coinsquare Dissenting Shareholder that fails to make a Coinsquare Demand for Payment in the time required, or to send the share certificate(s) representing Coinsquare Dissent Shares in the time required, has no right to make a claim under Section 190 of the CBCA, as modified by the Coinsquare Plan of Arrangement, the Coinsquare Interim Order, and the Coinsquare Final Order.

Under Section 190 of the CBCA, as modified by the Coinsquare Plan of Arrangement, the Coinsquare Interim Order, and the Coinsquare Final Order, after sending a Coinsquare Demand for Payment, a Coinsquare Dissenting Shareholder ceases to have any rights as a Coinsquare Shareholder in respect of its Coinsquare Dissent Shares other than the right to be paid the fair value of the Coinsquare Dissent Shares by WonderFi, as determined pursuant to the Coinsquare Interim Order and the Coinsquare Final Order, unless (i) the Coinsquare Dissenting Shareholder withdraws its Coinsquare Notice of Dissent before WonderFi makes a Coinsquare Offer to Pay, (ii) WonderFi fails to make a Coinsquare Offer to Pay in accordance with subsection 190(12) of the CBCA and the Coinsquare Dissenting Shareholder withdraws the Coinsquare Demand for Payment, or (iii) the Coinsquare Board revokes the Coinsquare Arrangement Resolution. In the case of (i) and (ii), the Coinsquare Dissenting Shareholder shall be deemed to have participated in the Coinsquare Arrangement on the same basis as any non-Dissenting Coinsquare Shareholder as at and from the Effective Time.

Pursuant to the Coinsquare Plan of Arrangement, in no case shall WonderFi, Coinsquare, CoinSmart, or any other Person be required to recognize any Coinsquare Dissenting Shareholder as a Coinsquare Shareholder after the Effective Time, and the names of such Coinsquare Dissenting Shareholders shall be deleted from the list of Registered Coinsquare Shareholders at the Effective Time. Further, pursuant to the Coinsquare Plan of Arrangement, (i) Coinsquare Dissenting Shareholders that are ultimately determined to be entitled to be paid the fair value for their Dissent Shares shall be deemed to have irrevocably transferred such Coinsquare Dissent Shares to Coinsquare for cancellation in consideration for such fair value with effect at the Effective Time, and (ii) Coinsquare Dissenting Shareholders that are ultimately determined not to be entitled, for any reason, to be paid the fair value for their Coinsquare Dissent Shares, shall be deemed to have participated in the Coinsquare Arrangement on the same basis as any non-dissenting Coinsquare Shareholder as at and from the Effective Time.

Coinsquare is required, not later than seven days after the later of the Effective Date and the date on which a Coinsquare Demand for Payment is received from a Coinsquare Dissenting Shareholder, to send to each Coinsquare Dissenting Shareholder that has sent a Coinsquare Demand for Payment a Coinsquare Offer to Pay for its Coinsquare Dissent Shares in an amount considered by Coinsquare to be the fair value of the Coinsquare Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Coinsquare Offer to Pay for Coinsquare Shares of the same class must be on the same terms. Coinsquare must pay for the Dissent Shares of a Coinsquare Dissenting Shareholder, using its own funds and not funds directly or indirectly provided by WonderFi, within ten days after a Coinsquare Offer to Pay has been accepted by a Coinsquare Dissenting Shareholder, but any such offer lapses if Coinsquare does not receive an acceptance within 30 days after the Coinsquare Offer to Pay has been made.

If Coinsquare fails to make a Coinsquare Offer to Pay for the Coinsquare Dissent Shares of a Coinsquare Dissenting Shareholder, or if a Coinsquare Dissenting Shareholder fails to accept a Coinsquare Offer to Pay that has been made, Coinsquare may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Coinsquare Dissent Shares. If Coinsquare fails to apply to the Court, a Coinsquare Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Coinsquare Dissenting Shareholder is not required to give security for costs in such an application. Further, any such application by Coinsquare or a Coinsquare Dissenting Shareholder must be made to the Court in British Columbia or a court having jurisdiction in the place where the Coinsquare Dissenting Shareholder resides if Coinsquare carries on business in that province.

Before making any such application to the Court itself after receiving a notice that a Coinsquare Dissenting Shareholder has made an application to a court, Coinsquare will be required to notify each affected Coinsquare Dissenting Shareholder of the date, place and consequences of the application and of a Coinsquare Dissenting Shareholder's right to appear and be heard in person (or virtually, by teleconference or other means) or by counsel. Upon an application to the Court, all Coinsquare Dissenting Shareholders that have not accepted a Coinsquare Offer to Pay will be joined as parties and be bound by the decision of the Court. Upon any such application to the Court, the Court may determine whether any other Person is a Coinsquare Dissenting Shareholder that should be joined as a party, and the Court will then fix a fair value for the Coinsquare Dissent Shares of all Coinsquare Dissenting Shareholders. The final order of the Court will be rendered against Coinsquare in favour of each Coinsquare Dissenting Shareholder for the amount of the fair value of its Coinsquare Dissent Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Coinsquare Dissenting Shareholder from the Effective Date until the date of payment.

Coinsquare Shareholders that are considering exercising Coinsquare Dissent Rights should be aware that there can be no assurance that the fair value of their Coinsquare Shares as determined under the applicable provisions of Section 190 of the CBCA (as modified by the Coinsquare Plan of Arrangement, the Coinsquare Interim Order, the Coinsquare Final Order, or any other order of the Court) will be more than or equal to the consideration payable under the Coinsquare Arrangement. Further, Coinsquare Shareholders that are considering exercising Coinsquare Dissent Rights should consult their own legal and financial advisors (and in particular, as to the consequences under Canadian income tax laws of exercising Coinsquare Dissent Rights in respect of the Coinsquare Arrangement).

The above summary is not a comprehensive statement of the procedures to be followed by Coinsquare Dissenting Shareholders who seek payment of the fair value of their Coinsquare Shares. A Coinsquare Dissenting Shareholder who intends to exercise the Coinsquare Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Coinsquare Interim Order, the Coinsquare Final Order, and the Coinsquare Plan of Arrangement, and seek independent legal advice. Failure to comply strictly with the provisions of Section 190 of the CBCA, as modified by the Coinsquare Interim Order, the Coinsquare Final Order, and the Coinsquare Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

If the sum of (i) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been duly exercised and not withdrawn and (ii) the percentage of the issued and outstanding CoinSmart Shares for which CoinSmart Dissent Rights have been exercised and not withdrawn, is more than 10%, then WonderFi, CoinSmart, and/or Coinsquare will have the right, in their discretion, to not complete the Transaction; provided that this right may be waived in writing by any two of the Parties and such waiver shall be binding upon the non-waiving Party, as applicable. See "The Business Combination Agreement - Conditions to the Transaction Becoming Effective".

CoinSmart

The following description of the dissent procedures is a summary only and is not a comprehensive statement of the procedures to be followed by a CoinSmart Dissenting Shareholder who seeks payment of the fair value of its CoinSmart Shares, as applicable, and is qualified in its entirety by the reference to the full text of the CoinSmart Interim Order, Division 2 of Part 8 of the BCBCA, and the CoinSmart Plan of Arrangement, which are attached to this Information Circular as Schedule I, Schedule L and Schedule E, respectively. A CoinSmart Dissenting Shareholder who intends to exercise CoinSmart Dissent Rights should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the CoinSmart Interim Order and the CoinSmart Plan of Arrangement, and seek independent legal advice. Failure to comply strictly with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the CoinSmart Interim Order and the CoinSmart Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

Any Registered CoinSmart Shareholder entitled to vote at the CoinSmart Meeting (being, those holders of CoinSmart Shares of record at the close of business on May 11, 2023), is ultimately entitled to be paid the fair value of their CoinSmart Shares if such Registered CoinSmart Shareholder duly dissents in respect of the CoinSmart Plan of Arrangement in strict accordance with the BCBCA Dissent Procedures provided that the CoinSmart Arrangement becomes effective. A Registered CoinSmart Shareholder is not entitled to dissent with respect to such holder's CoinSmart Shares if such Registered CoinSmart Shareholder votes any of those CoinSmart Shares in favour of the CoinSmart Arrangement Resolution. A CoinSmart Dissenting Shareholder ceases to have any rights as a CoinSmart Shareholder, other than the right to be paid the fair value of such holder's CoinSmart Shares, and the CoinSmart Shares held by such CoinSmart Dissenting Shareholder will be deemed to be repurchased by CoinSmart in accordance with the terms of the CoinSmart Plan of Arrangement.

A Registered CoinSmart Shareholder who is entitled to dissent under the CoinSmart Plan of Arrangement and who wishes to dissent must deliver a written notice of dissent ("CoinSmart Notice of Dissent") contemplated by Section 242 of the BCBCA to CoinSmart's registered office not later than 5:00 p.m. (Vancouver time) on June 16, 2023 (or the day that is two Business Days prior to the date that any adjournment or postponed meeting is reconvened or held, as the case may be).

A vote against the CoinSmart Arrangement Resolution, an abstention, or the execution of a proxy to vote against the CoinSmart Arrangement Resolution, does not constitute a CoinSmart Notice of Dissent.

Beneficial CoinSmart Shareholders who wish to dissent should be aware that only Registered CoinSmart Shareholders are entitled to exercise BCBCA Dissent Rights. Accordingly, a Beneficial CoinSmart Shareholder desiring to exercise BCBCA Dissent Rights must make arrangements for the CoinSmart Shares beneficially owned by such CoinSmart Shareholder to be registered in his, her, their or its name prior to the time the CoinSmart Notice of Dissent is required to be received or, alternatively, make arrangements for the Registered CoinSmart Shareholder to exercise BCBCA Dissent Rights on the Beneficial CoinSmart Shareholder's behalf.

After the CoinSmart Arrangement Resolution is approved by CoinSmart Shareholders and within one month after CoinSmart notifies the dissenting Registered CoinSmart Shareholder of CoinSmart's intention to act upon the CoinSmart Arrangement Resolution pursuant to Section 243 of the BCBCA, the dissenting Registered CoinSmart Shareholder must, pursuant to Section 244(1) of the BCBCA, send to CoinSmart a written notice that such holder requires the purchase of all of the CoinSmart Shares in respect of which such holder has given CoinSmart Notice of Dissent, together with the share certificate or certificates representing those CoinSmart Shares (including a written statement prepared in accordance with Subsection 244(1)(c) of the BCBCA if the dissent is being exercised by the Registered CoinSmart Shareholder on behalf of a Beneficial CoinSmart Shareholder). Any dissenting Registered CoinSmart Shareholder who has duly complied with Section 244(1) of the BCBCA and CoinSmart may agree on the amount of the fair value of the CoinSmart Dissent Shares calculated immediately before the passing of the CoinSmart Arrangement Resolution, or, if there is no such agreement, either such CoinSmart Dissenting Shareholder or CoinSmart may apply to the Court, and the Court may determine the fair value of the CoinSmart Dissent Shares calculated immediately before the passing of the CoinSmart Arrangement Resolution and make consequential orders and give directions as the Court considers appropriate. Promptly after the determination of the fair value of such CoinSmart Dissent Shares, such amount shall be paid out to the CoinSmart Dissenting Shareholder in cash by CoinSmart, using its own funds and not funds directly or indirectly provided by WonderFi. Failure to comply strictly with and adhere to the BCBCA Dissent Procedures may result in the loss of all rights thereunder. A CoinSmart Dissenting Shareholder who does not strictly comply with the BCBCA Dissent Procedures or, for any other reason, is not entitled to be paid fair value for his, her or its CoinSmart Dissent Shares will be deemed to have participated in the CoinSmart Arrangement on the same basis as non-dissenting CoinSmart Shareholders.

The above is only a summary of the BCBCA Dissent Procedures which are technical and complex. If you are a Registered CoinSmart Shareholder and wish to exercise your BCBCA Dissent Rights, you should seek your own legal advice as failure to strictly comply with the BCBCA Dissent Procedures will result in the loss of your BCBCA Dissent Rights.

The above summary is not a comprehensive statement of the procedures to be followed by CoinSmart Dissenting Shareholders who seek payment of the fair value of their CoinSmart Shares. A CoinSmart Dissenting Shareholder who intends to exercise the CoinSmart Dissent Rights should carefully consider and comply with the provisions of Division 2 Part 8 of the BCBCA, as modified by the CoinSmart Interim Order, the CoinSmart Final Order, and the CoinSmart Plan of Arrangement, and seek independent legal advice. Failure to comply strictly with the provisions of Division 2 Part 8 of the BCBCA, as modified by the CoinSmart Interim Order, the CoinSmart Final Order, and the CoinSmart Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

If the sum of (i) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been duly exercised and not withdrawn and (ii) the percentage of the issued and outstanding CoinSmart Shares for which CoinSmart Dissent Rights have been exercised and not withdrawn, is more than 10%, then WonderFi, CoinSmart, and/or Coinsquare will have the right, in their discretion, to not complete the Transaction; provided that this right may be waived in writing by any two of the Parties and such waiver shall be binding upon the non-waiving Party, as applicable. See "The Business Combination Agreement - Conditions to the Transaction Becoming Effective".

INFORMATION CONCERNING THE WONDERFI MEETING

The WonderFi Meeting will be held virtually via live audio webcast at meetnow.global/M7ZDQY6 on June 20, 2023 at 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time), for the purposes set forth in the accompanying WonderFi Notice. WonderFi Shareholders who choose to attend the WonderFi Meeting will do so by accessing a live audio webcast of the WonderFi Meeting via the internet. WonderFi Shareholders will be able to listen to the WonderFi Meeting live, submit questions and submit their vote while the WonderFi Meeting is being held. To have their WonderFi Shares voted at the WonderFi Meeting, each Registered WonderFi Shareholder or proxyholder will be required to enter their control number or other passcode prior to the start of the WonderFi Meeting. We believe hosting the WonderFi Meeting virtually will enable increased WonderFi Shareholder attendance from different geographic locations and will encourage more active WonderFi Shareholder engagement and participation at the WonderFi Meeting.

Purpose of the WonderFi Meeting

As set out in the WonderFi Notice, at the WonderFi Meeting, WonderFi Shareholders will be asked to consider and vote on: (a) the WonderFi Transaction Resolution, the full text of which is set out at Schedule A, (b) for disinterested WonderFi Shareholders only, the WonderFi Option Resolution, the full text of which is set out at Schedule R, (c) for disinterested WonderFi Shareholders only, the WonderFi Consultant Resolution, the full text of which is set out at Schedule S, (d) for distinterested WonderFi Shareholders only, the WonderFi Steering Committee Compensation Resolution, the full text of which is set out at Schedule T, (e) for disinterested WonderFi Shareholders only, the WonderFi Voting Agreement Resolution, the full text of which is set out at Schedule U, (f) the WonderFi AGM Resolutions, and (g) to transact such further and other business as may properly be brought before the WonderFi Meeting. See "Matters to be Considered at the WonderFi Meeting".

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of WonderFi for use at the WonderFi Meeting. The solicitation is made by or on behalf of management of WonderFi and will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers or employees of WonderFi at nominal cost. Directors, officers or employees will not receive any extra compensation for such activities. The cost of soliciting proxies will be borne by WonderFi.

Notice-and-Access

WonderFi is using notice-and-access to provide WonderFi Shareholders with electronic access to the WonderFi Notice and this Information Circular (collectively, the "WonderFi Meeting Materials") pursuant to NI 51-102 and NI 54-101 of the Canadian Securities Administrators. Pursuant to the notice-and-access provisions, Registered WonderFi Shareholders and non-Registered WonderFi Shareholders will be sent a notice package explaining how to access the WonderFi Meeting Materials and containing a form of proxy or voting instruction form, as applicable. The WonderFi Meeting Materials are available on WonderFi's profile on www.sedar.com and on WonderFi's website (www.wonder.fi). WonderFi Shareholders will receive a notice in the mail giving instructions on how to request a paper copy of the Information Circular free of charge.

Distribution to Beneficial Holders

The WonderFi Meeting Materials are being sent to both Registered WonderFi Shareholders and Beneficial Holders of WonderFi Shares. If you are a Beneficial Holder of WonderFi Shares, and WonderFi or its agent has sent the WonderFi Meeting Materials directly to you, your name and address and information about your holdings of WonderFi Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In accordance with the requirements of NI 54-101, WonderFi is sending the WonderFi Meeting Materials directly to Non-Objecting Beneficial Owners of WonderFi Shares through the services of its transfer agent and registrar, Computershare. WonderFi will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the WonderFi Meeting Materials to Non-Objecting Beneficial Owners. In addition, WonderFi will cause its agent to deliver copies of the WonderFi Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Objecting Beneficial Owners. WonderFi will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the WonderFi Meeting Materials to OBOs. The WonderFi Meeting Materials distributed to NOBOs and OBOs include a voting instruction form. Please carefully review the instructions on the voting instruction form for completion and deposit.

Voting by Proxy

On any ballot that may be called for, the WonderFi Shares represented by a properly executed proxy given in favour of the management proxyholders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the WonderFi Shareholder specifies a choice with respect to any matter to be acted upon, the WonderFi Shares will be voted accordingly. In the absence of any direction in the instrument of proxy, such WonderFi Shares will be voted in favour of the matters set forth in the accompanying WonderFi Notice. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying WonderFi Notice, and with respect to other matters which may properly come before the WonderFi Meeting or any adjournment or postponement thereof. At the date of this Information Circular, management of WonderFi is not aware of any such amendment, variation or other matter to come before the WonderFi Meeting. However, if any amendments or variations to matters identified in the accompanying WonderFi Notice or any other matters which are not now known to management of WonderFi should properly come before the WonderFi Meeting or any adjournment or postponement thereof, the WonderFi Shares represented by properly executed proxies given in favour of the management proxyholders will be voted on such matters pursuant to such discretionary authority.

Participation and Voting at the WonderFi Meeting

Only Registered WonderFi Shareholders and duly appointed proxyholders may attend and vote at the WonderFi Meeting. Registered WonderFi Shareholders and duly appointed proxyholders who participate at the WonderFi Meeting online will be able to listen to the WonderFi Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in this Information Circular. A Registered WonderFi Shareholder or a non-Registered WonderFi Shareholder who has appointed themselves or a third-party proxyholder to represent them at the WonderFi Meeting, will appear on a list of WonderFi Shareholders prepared by Computershare Trust Company of Canada, the transfer agent and registrar for the WonderFi Meeting. To have their WonderFi Shares voted at the meeting, each Registered WonderFi Shareholder or proxyholder will be required to enter their control number or other passcode prior to the start of the WonderFi Meeting.

non-Registered WonderFi Shareholders who have not duly appointed themselves as proxyholders may attend the WonderFi Meeting as guests. Guests will be able to listen to the WonderFi Meeting online but will not be able to vote or ask questions at the WonderFi Meeting. This is because the transfer agent, Computershare Trust Company of Canada, does not have a record of the non-Registered WonderFi Shareholders of and, as a result, will have no knowledge of shareholdings or entitlement to vote, unless the non-Registered WonderFi Shareholder appoints itself as proxyholder.

If you are a non-Registered WonderFi Shareholder and wish to vote at the WonderFi Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary; and (ii) register with Computershare Trust Company of Canada. See "Appointment and Revocation of Proxies" below for additional information on how non-Registered WonderFi Shareholders can appoint themselves as proxyholder.

In order to streamline the virtual WonderFi Meeting process, WonderFi encourages WonderFi Shareholders to vote in advance of the WonderFi Meeting using the voting instruction form or the form of proxy mailed to them with the WonderFi Meeting Materials. WonderFi Shareholders wishing to attend the WonderFi Meeting do so via the following call-in numbers and url: URL: meetnow.global/M7ZDQY6.

If you attend the WonderFi Meeting online, it is important that you remain connected to the internet for the duration of the WonderFi Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. The WonderFi Meeting will begin promptly at 10:00 a.m. (Vancouver time) on June 20, 2023, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures prior to the start of the WonderFi Meeting.

A summary of the information WonderFi Shareholders will need to attend the online meeting is provided below.

  Registered WonderFi Shareholders must log in prior to the start of the WonderFi Meeting and enter the control number located on the form of proxy.

  Duly appointed proxyholders will obtain from Computershare Trust Company of Canada a passcode after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in "Appointment of a Third Party as Proxy" below.

  Guests, including non-Registered WonderFi Shareholders who have not duly appointed themselves as proxyholder can listen to the WonderFi Meeting, but will not be able to vote or ask questions. Log in online or by conference call, and then complete the registration.

If you are using a control number or passcode to login to the online WonderFi Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the WonderFi Meeting as a guest.

Appointment and Revocation of Proxies

The following applies to non-Registered WonderFi Shareholders who wish to appoint themselves as proxyholder to attend, ask questions and vote at the WonderFi Meeting. WonderFi Shareholders who wish to appoint a third-party proxyholder to represent them at the WonderFi Meeting must submit their proxy or voting instruction form (if applicable) prior to registering the proxyholder. Registering the proxyholder is an additional step once the holder has submitted its proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting.

To register a proxyholder, WonderFi Shareholders MUST visit https://www.computershare.com/WonderFi by 10:00 a.m. (Vancouver time) on June 16, 2022 and provide Computershare Trust Company of Canada with the proxyholder's contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a passcode via email. Without a passcode, proxyholders will not be able to vote at the WonderFi Meeting.

United States Non-Registered Shareholders

To attend and vote at the WonderFi Meeting, holders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the WonderFi Meeting. Follow the instructions from the broker or bank included with WonderFi Meeting Materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from the broker, bank or other agent, to then register to attend the WonderFi Meeting, holders must submit a copy of their legal proxy to Computershare Trust Company of Canada. Requests for registration should be directed to: Computershare, 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1 OR Email at uslegalproxy@computershare.com. Requests for registration must be labeled as "Legal Proxy" and be received no later than 10:00 a.m. (Vancouver time) on June 16, 2023. Holders will receive a confirmation of registration by email. You may attend the WonderFi Meeting and vote during the virtual WonderFi Meeting. Please note that such holders are required to register the appointment at https://www.computershare.com/WonderFi.

Exercise of Discretion by Proxies

WonderFi Shares represented by properly executed proxies in favour of the Persons named in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the WonderFi Shareholder on any ballot that may be called for and, where the Person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the WonderFi Shares will be voted or withheld from voting in accordance with the specifications so made. Where WonderFi Shareholders have properly executed proxies in favour of the Persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the WonderFi Shares represented thereby, such WonderFi Shares will be voted in favour of the passing of the matters set forth in the WonderFi Notice. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the WonderFi Notice and with respect to other matters that may properly come before the WonderFi Meeting. At the date hereof, management of WonderFi knows of no such amendments, variations or other matters to come before the WonderFi Meeting. However, if any other matters which at present are not known to management of WonderFi should properly come before the WonderFi Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Quorum

Pursuant to the articles of WonderFi, a quorum of WonderFi Shareholders will be present at the WonderFi Meeting if at least two persons are present in person, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued WonderFi Shares entitled to be voted at the WonderFi Meeting.

Record Date

WonderFi has fixed the close of business on May 11, 2023 as the WonderFi Record Date for the purposes of determining WonderFi Shareholders entitled to receive the WonderFi Notice and vote at the WonderFi Meeting. As at the WonderFi Record Date, 241,963,755 WonderFi Shares carrying the right to one vote per share at the WonderFi Meeting were issued and outstanding.

Voting Shares and Principal Holders Thereof

In accordance with the provisions of the BCBCA, WonderFi will prepare a list of the holders of WonderFi Shares on the Record Date. Each holder of WonderFi Shares named on the list will be entitled to vote the WonderFi Shares shown opposite their name on the list at the WonderFi Meeting.

To the knowledge of the directors and executive officers of the WonderFi, as at the date of this Information Circular, no Person beneficially owns, or controls or directs, directly or indirectly, voting securities of WonderFi carrying 10% or more of the voting rights attached to the WonderFi Shares.

WonderFi Support Agreements

The following is a summary of the principal terms of the voting and support agreements in respect of WonderFi entered into in connection with the Transaction (the "WonderFi Voting and Support Agreements"). This summary does not purport to be complete and is qualified in its entirety by reference to the WonderFi Support and Voting Agreements, copies of which are available under the WonderFi's profile on SEDAR at www.sedar.com. The WonderFi Shares held by the WonderFi VSA Supporting Shareholders will be treated in the same fashion under the Transaction as WonderFi Shares held by any other WonderFi Shareholder.

Each of the WonderFi VSA Supporting Shareholders have entered into a WonderFi Voting and Support Agreement with WonderFi representing approximately 14% of the outstanding WonderFi Shares. Each WonderFi Voting and Support Agreement provides that any Representative of the WonderFi VSA Supporting Shareholder that is a director or officer of WonderFi shall not be limited or restricted in any way whatsoever in the exercise of their fiduciary duties as a director or officer of WonderFi.

Each of the WonderFi VSA Supporting Shareholders under its irrevocable WonderFi Support and Voting Agreement, agreed, inter alia, to:

(a) at any meeting of the WonderFi Shareholders to be held to consider the Transaction (including the WonderFi Meeting) or any of the other transactions contemplated by the Business Combination Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Transaction or any of the transactions contemplated by the Business Combination Agreement is sought, to be counted as present (in person or by proxy) for purpose of establishing quorum, and to vote or to cause to be voted (and not withdraw any proxies or change their vote in respect thereof), the WonderFi VSA Holder Shares and any other WonderFi VSA Holder Securities held by the WonderFi VSA Supporting Shareholder entitled to be voted in respect of the such matter, if any (a) in favour of the approval, consent, ratification and adoption of the WonderFi Transaction Resolution and any other matter necessary for the consummation of the Transaction and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction or delay or interfere with, the completion of the Transaction;

(b) except as provided in the WonderFi Voting and Support Agreement, (i) not, directly or indirectly, or through any Representative, (a) make, solicit, assist, initiate, knowingly encourage or otherwise facilitate, any inquiries, proposals or offers from any other Person relating to any WonderFi Acquisition Proposal or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing, (b) approve, accept, endorse or recommend, or propose to publicly accept, approve, endorse or recommend, any WonderFi Acquisition Proposal, or (c) accept or enter into or publicly propose to accept or enter into, any agreement, undertaking or arrangement or other contract in respect of any WonderFi Acquisition Proposal, and (ii) immediately cease and cause to be terminated any actions in furtherance of any of the foregoing;

(c) to promptly notify, at first orally and then in writing (and in any event within 24 hours), CoinSmart and Coinsquare of any written proposal or offer that constitutes or may reasonably be expected to constitute or lead to (i) a WonderFi Acquisition Proposal from a Person or group of related Persons; (ii) any request by a Person or group of related Persons for information relating to any potential WonderFi Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any WonderFi Acquisition Proposal by a Person or a group or related Persons. Any such notice required by the preceding sentence shall include, to the extent legally permitted, the identity of the Person or group of Persons making such proposal, request or inquiry and the terms and conditions thereof (and shall include a copy of any written proposal, inquiry or request);

(d) to deliver or cause to be delivered, as soon as practicable, and in any event at least 10 Business Days prior to the WonderFi Meeting, to WonderFi or WonderFi's transfer agency, any proxy solicitation services firm retained by WonderFi, duly executed proxies or voting information forms, such proxies or voting information forms (i) instructing the holder thereof to vote (a) in favour of the WonderFi Transaction Resolution and any other matter necessary for the consummation of the Transaction, and (b) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction, delay or interfere with, the completion of the Transaction, and (ii) naming those individuals as may be designated by WonderFi in this Information Circular in connection with the WonderFi Meeting at which the WonderFi Transaction Resolution will be voted on, and not revoke, withdraw or modify such proxies or voting information forms without the prior written consent of Coinsquare and CoinSmart;

(e) not to take any action of any kind, including voting or not voting any of the WonderFi VSA Holder Shares or any WonderFi VSA Holder Securities entitled to be voted in respect of such matter, that would reasonably be expected to preclude, delay or interfere with the completion of the Transaction;

(f) not to, directly or indirectly,

(i) option, sell, transfer, pledge, encumber, assign, gift-over, grant or agree to option, sell, transfer, pledge, encumber, assign, gift-over a security interest or participation interest in, hypothecate or otherwise convey any WonderFi VSA Holder Securities (or any right or interest therein) to any Person or group of Persons other than:

(a) pursuant to the Transaction;

(b) any exercise/settlement of options, warrants or RSUs for WonderFi Shares in accordance with their respective terms; or

(c) to one or more of a parent, spouse, child or grandchild of, or a corporation, partnership, limited liability company or other entity controlled by, the undersigned, or a trust or account (including an RRSP, RESP, RRIF or similar account) existing for the benefit of any such Person or entity, provided that in such case and for greater certainty, any WonderFi VSA Holder Securities acquired as a result thereof shall remain WonderFi VSA Holder Securities and subject to the terms and conditions of this letter agreement and, in the case of a corporation, partnership, limited liability company or other entity controlled by the WonderFi Supporting Shareholder, provided that such entity remains controlled by the WonderFi Supporting Shareholder;

(ii) enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the WonderFi VSA Holder Securities; or

(iii) deposit any WonderFi VSA Holder Securities into any voting trust or enter into any voting arrangement with respect to any of the WonderFi VSA Holder Securities (other than through the WonderFi Voting and Support Agreement);

in each case without the prior written consent of Coinsquare and CoinSmart; and

(g) to enter into any lock up or escrow arrangement required by a Governmental Authority or an applicable stock exchange in connection with the Transaction, subject to Coinsquare and CoinSmart providing the WonderFi VSA Supporting Shareholder's external counsel with a reasonable opportunity to engage with such Person in an effort to not have to enter into such agreement; provided that such opportunity does not impede or delay the closing of the Transaction.

Escrow Conditions

The WonderFi Shares issued to Coinsquare Shareholders pursuant to the Coinsquare Plan of Arrangement shall be subject to escrow and released as follows: (i) 50% of such WonderFi Shares released on the date that is six (6) months after the Effective Date and (ii) the balance released on the date that is twelve (12) months after the Effective Date.

In addition, notwithstanding the above, the WonderFi Shares issued to the directors and officers of Coinsquare pursuant to the Coinsquare Plan of Arrangement shall be subject to contractual escrow (pursuant to the Coinsquare Voting and Support Agreements) and released as follows: (i) 33% of such WonderFi Shares released on the date that is six (6) months after the Effective Date, (ii) 33% of such WonderFi Shares released on the date that is twelve (12) months after the Effective Date, and (iii) the balance released on the date that is eighteen (18) months after the Effective Date, provided that if, any time following the Effective Time they are no longer a director, officer or employee of WonderFi or one of its affiliates, then (i) 33% of such WonderFi Shares shall be released on the date that is six (6) months after the Effective Date, and (ii) the balance released on the date that is twelve (12) months after the Effective Date.

The WonderFi Shares issued to the CoinSmart Group Investors pursuant to the CoinSmart Plan of Arrangement shall be subject to contractual escrow (pursuant to the Coinsquare Voting and Support Agreements) and released as follows: (i) 33% of such WonderFi Shares released on the date that is six (6) months after the Effective Date, (ii) 33% of such WonderFi Shares released on the date that is twelve (12) months after the Effective Date, and (iii) the balance released on the date that is eighteen (18) months after the Effective Date, provided that if, any time following the Effective Time they are no longer a director, officer or employee of WonderFi or one of its affiliates, then (i) 33% of such WonderFi Shares shall be released on the date that is six (6) months after the Effective Date, and (ii) the balance released on the date that is twelve (12) months after the Effective Date.

Pursuant to the WonderFi Voting and Support Agreements, the WonderFi Group Investors have agreed to have their existing WonderFi Shares subject to contractual escrow for so long as they are both a director and an employee, officer or contractor of WonderFi, and released as follows: (i) 50% of such WonderFi Shares released on the date that is six (6) months after the Effective Date, and (ii) the balance of such WonderFi Shares released on the date that is twelve (12) months after the Effective Date, provided that if, any time following the Effective Time they are no longer a director, officer, employee or contractor of WonderFi or one of its affiliates, then 100% of such WonderFi Shares shall be immediately released from escrow.

WonderFi Investor Rights Agreement

In connection with the execution of the Business Combination Agreement, WonderFi has entered into the WonderFi Investor Rights Agreement with each of the WonderFi Group Investors with respect to certain shareholder rights. The WonderFi Investor Rights Agreement will become effective upon closing of the Transaction. The following is a summary of the material attributes and characteristics of the WonderFi Investor Rights Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The WonderFi Investor Rights Agreement has been filed with the Canadian securities regulatory authorities and is available under WonderFi's SEDAR profile at www.sedar.com.

Nomination Rights

The WonderFi Board, pursuant to the Business Combination Agreement, will consist initially of nine (9) directors. The WonderFi Investor Rights Agreement provides director nomination rights to the WonderFi Group Investors as long as the WonderFi Group Investors collectively own, control or direct, directly or indirectly, in aggregate, 15,000,000 or more of the outstanding WonderFi Shares (inclusive of WonderFi Shares underlying convertible securities of WonderFi individually held by the members of the WonderFi Group Investors), the WonderFi Group Investors shall be entitled to nominate two (2) Nominees (which are initially expected to be Dean Skurka and Robert Halpern). The selection of Nominees, other than the Nominees designated by the WonderFi Group Investors (and as designated in the other Investor Rights Agreements described herein), shall rest with the WonderFi Board or any committee determined by the WonderFi Board.

The WonderFi Group Investors, as long as they have a right to designate two (2) Nominees, may notify WonderFi of their Nominees at any time following receipt of notice of any meeting of WonderFi Shareholders at which Directors are to be elected to or proposed to be removed from the WonderFi Board, provided that the WonderFi Group Investors are provided with at least seventy five (75) calendar days' notice of such meeting. If either or both Nominees designated by the WonderFi Group Investors is unable or unwilling to serve as a Director, then the WonderFi Group Investors will be entitled to designate a replacement or replacements, provided that such designation is provided in advance of the issuance of the management information circular or any written consent submitted to the WonderFi Shareholders of the WonderFi for the purpose of electing Directors.

Voting Covenants

Until the later of (i) the date that is twenty four (24) months following the date of the WonderFi Investor Rights Agreement and (ii) the second annual general meeting of WonderFi following the Effective Date, each member of the WonderFi Group Investors shall vote, or cause to be voted, all WonderFi Shares owned by such member of the WonderFi Group Investors, or over which such member of the WonderFi Group Investors has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that, at each meeting where WonderFi Shareholders consider which Directors are to be elected to or removed from the WonderFi Board or pursuant to any written resolution of the WonderFi Shareholders, the size of the WonderFi Board shall be set and remain at nine (9) directors and WonderFi agrees to maintain the number of Directors at nine (9) during such period.

CoinSmart Investor Rights Agreement

In connection with the execution of the Business Combination Agreement, WonderFi has entered into the CoinSmart Investor Rights Agreement with each of the CoinSmart Group Investors with respect to certain shareholder rights. The CoinSmart Investor Rights Agreement will become effective upon closing of the Transaction. The following is a summary of the material attributes and characteristics of the CoinSmart Investor Rights Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The CoinSmart Investor Rights Agreement has been filed with the Canadian securities regulatory authorities and is available under WonderFi's SEDAR profile at www.sedar.com.

Nomination Rights

The WonderFi Board, pursuant to the Business Combination Agreement, will consist initially of nine (9) directors. The CoinSmart Investor Rights Agreement provides director nomination rights to the CoinSmart Group Investors as long as the CoinSmart Group Investors collectively own, control or direct, directly or indirectly, in aggregate, 20,000,000 or more of the outstanding WonderFi Shares (inclusive of WonderFi Shares underlying convertible securities of WonderFi individually held by the members of the CoinSmart Group Investors), the CoinSmart Group Investors shall be entitled to nominate one (1) Nominee (which is initially expected to be Justin Hartzman). The selection of Nominees, other than the Nominee designated by the CoinSmart Group Investors (and as designated in the other Investor Rights Agreements described herein), shall rest with the WonderFi Board or any committee determined by the WonderFi Board.

The CoinSmart Group Investors, as long as they have a right to designate one (1) Nominee, may notify WonderFi of their Nominee at any time following receipt of notice of any meeting of WonderFi Shareholders at which Directors are to be elected to or proposed to be removed from the WonderFi Board, provided that the CoinSmart Group Investors are provided with at least seventy five (75) calendar days' notice of such meeting. If the Nominee designated by the CoinSmart Group Investors is unable or unwilling to serve as a Director, then the CoinSmart Group Investors will be entitled to designate a replacement, provided that such designation is provided in advance of the issuance of the management information circular or any written consent submitted to the WonderFi Shareholders of the WonderFi for the purpose of electing Directors.

Voting Covenants

Until the later of (i) the date that is twenty four (24) months following the date of the CoinSmart Investor Rights Agreement and (ii) the second annual general meeting of WonderFi following the Effective Date, each member of the CoinSmart Group Investors shall vote, or cause to be voted, all WonderFi Shares owned by such member of the CoinSmart Group Investors, or over which such member of the CoinSmart Group Investors has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that, at each meeting where WonderFi Shareholders consider which Directors are to be elected to or removed from the WonderFi Board or pursuant to any written resolution of the WonderFi Shareholders, the size of the WonderFi Board shall be set and remain at nine (9) directors and WonderFi agrees to maintain the number of Directors at nine (9) during such period.

Mogo Investor Rights Agreement

In connection with the execution of the Business Combination Agreement, WonderFi has entered into the Mogo Investor Rights Agreement with Mogo with respect to certain shareholder rights. The Mogo Investor Rights Agreement will become effective upon closing of the Transaction. The following is a summary of the material attributes and characteristics of the Mogo Investor Rights Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Mogo Investor Rights Agreement has been filed with the Canadian securities regulatory authorities and is available under WonderFi's SEDAR profile at www.sedar.com.

Nomination Rights

The WonderFi Board, pursuant to the Business Combination Agreement, will consist initially of nine (9) directors. The Mogo Investor Rights Agreement provides director nomination rights to Mogo as long as Mogo owns, controls or directs, directly or indirectly, in aggregate, at least 5% or more of the then-outstanding WonderFi Shares (on a non-diluted basis), Mogo shall be entitled to nominate one (1) Nominee (which is initially expected to be Michael Wekerle). The selection of Nominees, other than the Nominee designated by Mogo (and as designated in the other Investor Rights Agreements described herein), shall rest with the WonderFi Board or any committee determined by the WonderFi Board.

Mogo, as long as it has a right to designate one (1) Nominee, may notify WonderFi of its Nominee at any time following receipt of notice of any meeting of WonderFi Shareholders at which Directors are to be elected to or proposed to be removed from the WonderFi Board, provided that Mogo is provided with at least seventy five (75) calendar days' notice of such meeting. If the Nominee designated by Mogo is unable or unwilling to serve as a Director, then Mogo will be entitled to designate a replacement, provided that such designation is provided in advance of the issuance of the management information circular or any written consent submitted to the WonderFi Shareholders of the WonderFi for the purpose of electing Directors. If Mogo fails to deliver notice of its Nominee to WonderFi within the prescribed periods set out in the Mogo Investor Rights Agreement, Mogo shall be deemed to have designated the same Nominee previously designated by it that serves as its Nominee at such time, provided such Nominee has agreed to stand for nomination.

Voting Covenants

Until the later of (i) the date that is twenty four (24) months following the date of the Mogo Investor Rights Agreement and (ii) the second annual general meeting of WonderFi following the Effective Date, Mogo shall vote, or cause to be voted, all WonderFi Shares owned by Mogo, or over which Mogo has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that, at each meeting where WonderFi Shareholders consider which Directors are to be elected to or removed from the WonderFi Board or pursuant to any written resolution of the WonderFi Shareholders, the size of the WonderFi Board shall be set and remain at nine (9) directors and WonderFi agrees to maintain the number of Directors at nine (9) during such period.

WonderFi Voting Agreement

In connection with closing of the Transaction, each of Mogo, Jason Theofilos, the WonderFi Group Investors, and the CoinSmart Group Investors, have entered into the WonderFi Voting Agreement with respect to certain shareholder rights. The following is a summary of the material attributes and characteristics of the WonderFi Voting Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The WonderFi Voting Agreement has been filed with the Canadian securities regulatory authorities and is available under WonderFi's SEDAR profile at www.sedar.com.

Size and Composition of the WonderFi Board and Nominees

Until the later of (i) the date that is twenty four (24) months following the date of the WonderFi Voting Agreement and (ii) the second annual general meeting of WonderFi following the Effective Date at which directors are elected to the WonderFi Board, each party to the WonderFi Voting Agreement shall vote, or cause to be voted, all WonderFi Shares owned by them and their permitted transferees, or over which they have voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that, at each meeting of the WonderFi Shareholders at which Directors are to be elected to or proposed to be removed from the WonderFi Board or pursuant to any written resolution of the WonderFi Shareholders (a) such Shares are voted in favour of the size of the WonderFi Board being set at and remaining at nine (9) Directors; and (b) such Shares are voted in favour of Jason Theofilos, Mogo's Nominee, the two WonderFi Group Investors' Nominees, and the CoinSmart Group Investors' Nominee for election to the WonderFi Board, provided that such Nominees are included as nominees in WonderFi's management information circular relating to such meeting.

Notwithstanding the foregoing:

(a) if Mogo disposes, sells, transfers or assigns (other than to a permitted transferee) more than 25% of the Shares it holds as of the closing of the Transaction, then each of the WonderFi Group Investors, each of the CoinSmart Group Investors, and Jason Theofilos shall not be obligated to vote in favour of the Nominee for Mogo;

(b) if Robert Halpern disposes, sells, transfers or assigns more than 25% of the Shares he holds as of the closing of the Transaction, then Mogo, each member of the CoinSmart Group and Jason Theofilos shall not be obligated to vote in favour of Robert Halpern as a WonderFi Group Investor Nominee or any other person who replaces Robert Halpern as a WonderFi Group Investors Nominee;

(c) if Dean Skurka disposes, sells, transfers or assigns more than 25% of the Shares he holds as of the closing of the Transaction, then Mogo, each member of the CoinSmart Group and Jason Theofilos shall not be obligated to vote in favour of Dean Skurka as a WonderFi Group Investors Nominee or any other person who replaces Robert Halpern as a WonderFi Group Investors Nominee; and

(d) if Justin Hartzman disposes, sells, transfers or assigns more than 25% of the Shares he holds as of the closing of the Transaction, then Mogo, each member of the WonderFi Group Investors, and Jason Theofilos shall not be obligated to vote in favour of Justin Hartzman as a CoinSmart Group Nominee or any other person who replaces Justin Hartzman as a CoinSmart Group Nominee.

At the WonderFi Meeting, in accordance with the requirements of the TSX, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the WonderFi Voting Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

If the WonderFi Voting Agreement Resolution is not obtained, then the parties to the WonderFi Voting Agreement intend to amend the WonderFi Voting Agreement, as at the Effective Date, to comply with the rules of the TSX, including to enable such parties to abstain from voting in respect of the nominees selected by the parties to the WonderFi Voting Agreement for appointment to the WonderFi Board, as each may determine in their sole and absolute discretion.

MATTERS TO BE CONSIDERED AT THE WONDERFI MEETING

WonderFi Shareholders will be entitled to vote on the WonderFi Transaction Resolution and the WonderFi AGM Resolutions at the WonderFi Meeting. Each WonderFi Shareholder of record on the WonderFi Record Date is entitled to vote at the WonderFi Meeting or any adjournment(s) or postponement(s) thereof and is entitled to one vote for each WonderFi Share held. See "Information Concerning the WonderFi Meeting".

Approval of the WonderFi Transaction Resolution

Coinsquare

The Transaction, if completed, will result in the acquisition of all of the issued and outstanding Coinsquare Shares by WonderFi on the basis of the Coinsquare Exchange Ratio.

Based on the 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular, the Transaction would result in an aggregate of 258,065,693 WonderFi Shares being issued to former Coinsquare Shareholders pursuant to the Transaction based on the Coinsquare Exchange Ratio.

In addition, there were an aggregate of 3,172,193 Coinsquare Options outstanding as at the date of the Business Combination Agreement.

Any Coinsquare Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to Effective Time (whether vested or unvested) and that has not otherwise been exercised for Coinsquare Shares shall be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,678,684 Coinsquare Options that were In-the-Money Options as of that date.

Each Coinsquare Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time shall be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,493,509 Coinsquare Options that were not In-the-Money Options as of that date.

Based on the foregoing, and assuming no exercise of any Coinsquare Options prior to Closing, the number of WonderFi Shares potentially issuable pursuant to the Transaction upon the exchange of Coinsquare Shares and upon the potential exercise of Coinsquare Options is an aggregate of 258,065,693 WonderFi Shares based on the Coinsquare Exchange Ratio.

In order to ensure an adequate number of WonderFi Shares are approved for issuance pursuant to the Transaction to account for clerical and administrative matters, including the rounding of fractional WonderFi Share entitlements and the potential exercise of Coinsquare Options prior to Closing, WonderFi Shareholder Approval will be sought to issue up to 269,727,083 WonderFi Shares in connection with the transactions contemplated by the Transaction, representing approximately 112% of the currently issued and outstanding WonderFi Shares. Notwithstanding the foregoing, assuming that none of the currently outstanding Coinsquare Options will be exercised prior to Closing, such that there will be no additional issuances of Coinsquare Shares prior to Closing, it is expected that on Closing, WonderFi will issue approximately 258,065,693 WonderFi Shares to former Coinsquare Shareholders, representing 107% of the issued and outstanding WonderFi Shares immediately prior to Closing, and 42% of the issued and outstanding common shares of the Combined Company following Closing.

CoinSmart

The Transaction, if completed, will result in the acquisition of all of the issued and outstanding CoinSmart Shares by WonderFi on the basis of the CoinSmart Exchange Ratio.

Based on the 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date, the Transaction would result in an aggregate of 108,520,159 WonderFi Shares and 60,240,049 Earnout Rights being issued to former CoinSmart Shareholders pursuant to the Transaction based on the CoinSmart Exchange Ratio.

In addition, as at the CoinSmart Record Date, there were also an aggregate of 1,973,896 CoinSmart Options outstanding.

Any CoinSmart Option that is an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to Effective Time (whether vested or unvested) and that has not otherwise been exercised for CoinSmart Shares shall be cancelled and be of no further force or effect with no consideration payable therefor. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 1,382,770 CoinSmart Options that were In-the-Money Options as of that date.

Each CoinSmart Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time shall be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average closing price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement. Based on the closing price of the WonderFi Shares on the TSX on the last business day prior to April 2, 2023 (the date of the Business Combination Agreement), there were an estimated 591,126 CoinSmart Options that were not In-the-Money Options as of that date.

In addition, as at the CoinSmart Record Date, there were also an aggregate of 4,535,526 CoinSmart RSUs outstanding or approved for issuance (of which, as of the CoinSmart Record Date, 1,397,859 CoinSmart RSUs were outstanding and 3,137,667 CoinSmart RSUs have been approved for issuance prior to the Effective Time), which may be settled for an aggregate of 4,535,526 CoinSmart Shares prior to Closing pursuant to the Plan of Arrangement, equivalent to an aggregate of 8,170,578 WonderFi Shares based on the CoinSmart Exchange Ratio. All CoinSmart RSUs outstanding, whether vested or unvested, will, without any further act or formality by or on behalf of any holder of a CoinSmart RSU, be deemed to be fully vested, and such CoinSmart RSUs will be deemed to be settled and cancelled in exchange for  the issuance of one CoinSmart Share (as adjusted in accordance with the CoinSmart Incentive Plan, if necessary).

In addition, as at the CoinSmart Record Date, there were also an aggregate of 731,215 CoinSmart Warrants outstanding, which may be exercised into an aggregate of 731,215 CoinSmart Shares equivalent to an aggregate of 1,317,256 WonderFi Shares based on the CoinSmart Exchange Ratio. Each holder of outstanding CoinSmart Warrants is entitled to receive, upon exercise, that number of WonderFi Shares (applying the CoinSmart Exchange Ratio) which the holder would have been entitled to receive under the CoinSmart Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the CoinSmart Shares to which such holder would have been entitled if such holder had exercised the CoinSmart Warrants immediately prior to the Effective Time. Subject to the foregoing, each CoinSmart Warrant will continue to be governed by and be subject to its current terms.

Based on the foregoing, and assuming no exercise or settlement of any CoinSmart Convertible Securities prior to Closing, the number of WonderFi Shares potentially issuable pursuant to the Transaction upon the exchange of CoinSmart Shares and upon the potential exercise of CoinSmart Warrants, exercise of CoinSmart Options, and settlement of CoinSmart RSUs, respectively, is an aggregate of 10,661,585 WonderFi Shares based on the CoinSmart Exchange Ratio.

In order to ensure an adequate number of WonderFi Shares are approved for issuance pursuant to the Transaction to account for clerical and administrative matters, including the rounding of fractional WonderFi Share entitlements and the potential exercise or settlement, as applicable, of CoinSmart Convertible Securities prior to Closing, WonderFi Shareholder Approval will be sought to issue up to 119,181,745 WonderFi Shares in connection with the transactions contemplated by the Transaction, representing approximately 49% of the currently issued and outstanding WonderFi Shares. Notwithstanding the foregoing, assuming that none of the currently outstanding CoinSmart Convertible Securities will be exercised or settled prior to Closing, such that there will be no additional issuances of CoinSmart Shares prior to Closing, it is expected that on Closing WonderFi will issue approximately 108,520,159 WonderFi Shares to former CoinSmart Shareholders, representing 45% of the issued and outstanding WonderFi Shares immediately prior to Closing, and 18% of the issued and outstanding common shares of the Combined Company following Closing.

In addition to the 119,181,745 WonderFi Shares being issued to former CoinSmart Shareholders pursuant to the Transaction based on the CoinSmart Exchange Ratio, each CoinSmart Shareholder outstanding at the Effective Time will also receive one (1) Earnout Right for each CoinSmart Share (other than a CoinSmart Share held by a Dissenting CoinSmart Shareholder) held by such CoinSmart Shareholder outstanding at the Effective Time. Up to 50% of each Earnout Payment may, at the election of WonderFi, be satisfied by the issuance of WonderFi Shares, calculated using the 10-day VWAP of the WonderFi Shares on the business day immediately preceding the relevant payment date. In addition, subject to certain conditions, WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to 0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election. In the event WonderFi elects to satisfy up to 50% of the Earnout Payment by way of the issuance of WonderFi Shares, WonderFi will submit a separate application for TSX approval in respect of same at such time. See "Earnout Rights Indenture".

WonderFi Shares Issued or Issuable - Sensitivity Analysis

For illustrative purposes, the following table demonstrates the impact that changes to the trading price of WonderFi Shares would have on the aggregate number of WonderFi Shares required to be issued, or made issuable, in connection with the Transaction, shown as a percentage of the total issued and outstanding WonderFi Shares:

Trading Price of WonderFi Shares(1)	WonderFi Shares as of May 12, 2023(2)	Maximum Number of WonderFi Shares Issuable pursuant to the WonderFi Transaction Resolution(3) (% of WonderFi Shares as of May 12, 2023)	Maximum Number of WonderFi Shares Issuable pursuant to the WonderFi Consultant Resolution(4) (% of WonderFi Shares as of May 12, 2023)	Maximum Number of WonderFi Shares Issuable pursuant to the WonderFi Steering Committee Compensation Resolution(5) (% of WonderFi Shares as of May 12, 2023)
$0.05	241,963,755	716,906,969 (296.29%)	12,000,000 (4.96%)	6,000,000 (2.48%)
$0.15	241,963,755	608,906,969 (251.65%)	4,000,000 (1.65%)	6,000,000 (2.48%)
$0.25	241,963,755	587,306,969 (242.73%)	2,400,000 (0.99%)	6,000,000 (2.48%)

Notes:

(1) All figures provided above are provided for illustrative purposes only.

(2) Based on the assumption that there are 241,963,755 WonderFi Shares issued and outstanding as of the date of this Information Circular on a pre-Transaction and non-diluted basis.

(3) Based on the assumption that there will be approximately such number of WonderFi Shares issuable pursuant to the WonderFi Transaction Resolution derived from adding:

(i) 660,989,330 WonderFi Shares, being equal to: (a) 4,500,000 WonderFi Shares issuable to members of and advisors to the Steering Committee upon completion of the Transaction (which are not subject to the WonderFi Steering Committee Compensation Resolution), 1,500,000 WonderFi Shares issuable to Eric Richmond upon completion of the Transaction, excluding all WonderFi Shares issued and outstanding as of the date of this Information Circular and all WonderFi Shares issuable pursuant to all other convertible securities, (b) 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date plus 4,535,526 CoinSmart Shares issuable on settlement of CoinSmart RSUs prior to the Effective Time (of which, as of the date of this Information Circular, 1,397,859 CoinSmart RSUs are outstanding and 3,137,667 CoinSmart RSUs have been approved for issuance prior to the Effective Time) and 1,382,770 CoinSmart Shares issuable on exercise of CoinSmart Options that were In-the-Money Options on the date of the Business Combination Agreement; (c) 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular plus 1,678,684 Coinsquare Shares issuable on exercise of Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement, assuming no issuances of additional WonderFi Shares, CoinSmart Shares or Coinsquare Shares, as applicable, prior to Closing); (d) up to 10,374,925 WonderFi Shares issuable under the Coinsquare Plan of Arrangement in respect of the Coinsquare Options that were not In-the-Money Options as at the date of the Business Combination Agreement, and an additional 2,778,698 WonderFi Shares in respect of WonderFi Shares issuable on exercise of an additional 400,000 Coinsquare Options permitted to be issued during the interim period between execution of the Business Combination Agreement and closing of the Transaction; (e) up to 1,064,891 WonderFi Shares issuable under the CoinSmart Plan of Arrangement in respect of the CoinSmart Options that were not In-the-Money Options as at the date of the Business Combination Agreement, and an additional 1,080,877 WonderFi Shares in respect of WonderFi Shares issuable on exercise of an additional 600,000 CoinSmart Options permitted to be issued during the interim period between execution of the Business Combination Agreement and closing of the Transaction; and (f) up to 1,317,256 WonderFi Shares issuable in respect of the CoinSmart Warrants. The number of WonderFi Shares issued to former CoinSmart Shareholders and Coinsquare Shareholders has been adjusted for rounding, to reflect that the number of WonderFi Shares issued to each Registered Coinsquare Shareholder and Registered CoinSmart Shareholder will be rounded down to the nearest whole number; plus

(ii) A sufficient number of WonderFi Shares issuable in the event that (a) WonderFi elects to issue WonderFi Shares in settlement of the Earnout Rights, in turn based on the assumption that the Earnout Amount is equal to the maximum amount of $15,000,000, and that WonderFi elects to satisfy the maximum 50% of the aggregate Earnout Payment Per Right by the issuance of WonderFi Shares; and (b) WonderFi (as the Combined Company) determines to satisfy up to 50% of its fee obligations to Origin at a price per share equal to the 5-day volume-weighted trading price of the WonderFi Shares prior to the Effective Date, being an equivalent amount of $600,000 of WonderFi Shares; provided that, in each case, the foregoing table assumes such trading prices are fixed at the trading price shown in the leftmost column. Specifically, by way of example: (x) at a the 5-day volume-weighted trading price of $0.05, such calculations would result in 150,000,000 WonderFi Shares and 12,000,000 WonderFi Shares being issued or made issuable to holders of Earnout Rights and Origin, respectively, (y) at a the 5-day volume-weighted trading price of $0.15, such calculations would result in 50,000,000 WonderFi Shares and 4,000,000 WonderFi Shares being issued or made issuable to holders of Earnout Rights and Origin, respectively, (z) at a the 5-day volume-weighted trading price of $0.25, such calculations would result in 30,000,000 WonderFi Shares and 2,400,000 WonderFi Shares being issued or made issuable to holders of Earnout Rights and Origin, respectively; plus

(iii) up to an additional 143,381,394 WonderFi Shares, such number being 25% of the number of securities approved by WonderFi Shareholders for the Transaction, in accordance with the rules and policies of the TSX, pursuant to the Transaction;

(iv) but excluding, in all cases, any WonderFi Shares that may separately be approved for issuance pursuant to the WonderFi Consultant Resolution or the WonderFi Steering Committee Compensation Resolution. See the two rightmost columns for an analysis on the WonderFi Shares that are issuable pursuant to the WonderFi Consultant Resolution or the WonderFi Steering Committee Compensation Resolution. Also see "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Transaction Resolution - TSX Requirements".

(4) Represents a sufficient number of WonderFi Shares issuable in the event that WonderFi elects to satisfy fee obligations owing to Halpern & Co. by way of an equivalent amount of $600,000 of WonderFi Shares, based on a price per WonderFi Share equal to the 5-day volume-weighted trading price of the WonderFi Shares prior to the Effective Date, provided that the foregoing table assumes such trading prices are fixed at the trading price shown in the leftmost column.

(5) Represents the issuance of 1,500,000 WonderFi Shares to each of Noel Biderman, Halpern & Co., O'Leary Productions Inc., and LDL Corp., or to entities controlled by them, in consideration for their services to the Steering Committee.

TSX Requirements

The TSX will generally not require further security holder approval for the issuance of up to an additional 143,381,394  WonderFi Shares, such number being 25% of the number of securities approved by WonderFi Shareholders for the Transaction. This number does not account for any WonderFi Shares that may separately be approved for issuance pursuant to the WonderFi Consultant Resolution or the WonderFi Steering Committee Compensation Resolution. However, Section 611(c) of the TSX Company Manual requires shareholder approval in circumstances where an issuance of securities will result in the issuance of more than 25% of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition.

Including an additional 25% of WonderFi Shares as set forth above, an aggregate number of 716,906,969 WonderFi Shares would be authorized for issuance by WonderFi pursuant to the WonderFi Transaction Resolution, as set forth above under "Matters to be Considered at the WonderFi Meeting - Approval of the WonderFi Transaction Resolution - WonderFi Shares Issued or Issuable - Sensitivity Analysis".

As the Transaction may result in the issuance of a number of WonderFi Shares equal to up to 716,906,969 WonderFi Shares, the WonderFi Transaction Resolution, substantially the form set forth in Schedule A, must be approved by a majority of the votes cast by WonderFi Shareholders who vote in person or by proxy at the WonderFi Meeting.

Having undertaken a thorough review of, and having carefully considered, the Business Combination Agreement and the WonderFi Fairness Opinion, and such other matters considered relevant, in consultation with management, WonderFi's legal advisors and Haywood, the WonderFi Board has unanimously (a) determined that the Transaction is in the best interests of WonderFi, (b) approved the Transaction and the entering into by WonderFi of the Business Combination Agreement and (c) resolved to recommend that the WonderFi Shareholders vote in favour of the WonderFi Transaction Resolution. Unless otherwise directed, the Persons named in the form of proxy for the WonderFi Meeting intend to vote FOR the WonderFi Transaction Resolution.

It is a condition to the completion of the Transaction that the WonderFi Transaction Resolution be approved by the WonderFi Shareholders at the WonderFi Meeting.

Approval of the WonderFi Option Resolution

In connection with the Transaction, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, as required pursuant to section 613(i)(i) of the TSX Company Manual, approving the repricing of all WonderFi Options outstanding as of the Effective Date to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions. As such repricing will benefit certain insiders of WonderFi, WonderFi is seeking approval from disinterested WonderFi Shareholders to effect such repricing. If such repricing is required by the TSX to be approved by the disinterested WonderFi Shareholders and such approval is not obtained, then such repricing shall be null and void and WonderFi shall cease to have any obligations or liabilities in respect thereof.

Additionally, in connection with the Transaction, each Coinsquare Option and CoinSmart Option, as applicable, that was not an In-the-Money Option on the date of the Business Combination Agreement and that was outstanding immediately prior to the Effective Time, shall be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi:

  in respect of CoinSmart Options, such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor; and

  in respect of Coinsquare Options, such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor.

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the repricing of the New WonderFi Options issued in exchange for such CoinSmart Options and Coinsquare Options, as follows:

  in respect of CoinSmart Options, each such New WonderFi Option issuable in exchange therefor shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement; and

  in respect of Coinsquare Options, each such New WonderFi Option issuable in exchange therefor shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement.

If the exercise price of the New WonderFi Options issuable in exchange for the CoinSmart Options and the Coinsquare Options, respectively, constitutes a repricing of the Coinsquare Options or CoinSmart Options, as applicable, that is required by the TSX to be approved by the disinterested WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Options or CoinSmart Options, as applicable, in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares or CoinSmart Share, as applicable.

The following table sets forth a list of existing WonderFi Options which, based on the market price of WonderFi Shares at $0.16 per WonderFi Share as at close of markets on May 11, 2023, WonderFi anticipates may be repriced in connection with the WonderFi Option Resolution.

Name	Number of WonderFi Options	Original Grant Price	Adjusted Exercise Price	Expiry Date
Adam Garetson (insider)	510,000	$0.57	$0.30	May 17, 2027
Ameer Rosic (insider)	190,000	$0.57	$0.30	May 17, 2027
Andeena Wen (insider)	150,000	$0.57	$0.30	May 17, 2027
Andeena Wen (insider)	100,000	$0.40	$0.30	October 12, 2027
Cong Ly (insider)	400,000	$2.45	$0.30	January 16, 2027
Torstein Braaten (insider)	388,212	$1.02	$0.30	March 25, 2027
Torstein Braaten (insider)	300,000	$0.57	$0.30	May 17, 2027
Non-insiders	227,780	$0.40	$0.30	June 4, 2026
Non-insiders	75,000	$0.40	$0.30	October 12, 2027
Non-insiders	8,333	$0.40	$0.30	May 20, 2027
Non-insiders	58,319	$1.05	$0.30	May 20, 2023

Name	Number of WonderFi Options	Original Grant Price	Adjusted Exercise Price	Expiry Date
Non-insiders	150,000	$1.05	$0.30	August 5, 2026
Non-insiders	90,000	$1.50	$0.30	August 30, 2026
Non-insiders	200,000	$1.41	$0.30	October 1, 2026
Non-insiders	200,000	$2.45	$0.30	January 16, 2027
Non-insiders	150,000	$1.37	$0.30	June 8, 2023
Non-insiders	12,498	$1.37	$0.30	June 15, 2023
Non-insiders	710,546	$1.02	$0.30	March 25, 2027
Non-insiders	50,000	$0.57	$0.30	May 17, 2027
Non-insiders	1,140,000	$0.57	$0.30	July 4, 2027
Non-insiders	175,000	$0.46	$0.30	August 19, 2027
Total	5,825,688	-	-

The following table sets forth a list of CoinSmart Options which, based on the market price of WonderFi Shares at $0.16 per WonderFi Share as at close of markets on May 11, 2023, WonderFi anticipates may be repriced in connection with the WonderFi Option Resolution.

Name	Number of CoinSmart Options	Original Grant Price	Adjusted Number of New WonderFi Options	Adjusted Exercise Price per WonderFi Share	Expiry Date
Non-insiders	144,874	$0.43	260,985	$0.24	July 10, 2024
Gord Brocklehurst (insider)	52,777	$0.35	95,076	$0.19	April 2, 2028
Non-insiders	20,000	$0.35	36,029	$0.19	April 2, 2028
Pierre Soulard (insider)	162,365	$0.35	292,494	$0.19	April 2, 2028
Pierre Soulard (insider)	211,110	$0.90	380,299	$0.50	April 2, 2028

The following table sets forth a list of Coinsquare Options as at the date of the Business Combination Agreement which, based on the market price of WonderFi Shares at $0.16 per WonderFi Share as at close of markets on May 11, 2023, WonderFi anticipates may be repriced in connection with the WonderFi Option Resolution.

Holder(s)	Number of Coinsquare Options	Original Exercise Price	Number of New WonderFi Options	Projected Adjusted Exercise Price per WonderFi Share	Expiry Date
Katrina Prokopy (insider)	150,000	$3.50	1,042,011	$0.30	April 2, 2028
Non-insiders	320,890	$1.75	2,229,133	$0.25	April 2, 2028
Non-insiders	100,000	$2.40	694,674	$0.30	April 2, 2028
Non-insiders	522,412	$3.50	3,629,062	$0.30	April 2, 2028
Non-insiders	15,000	$4.86	104,201	$0.30	April 2, 2028
Non-insiders	19,636	$15.52	136,405	$0.30	April 2, 2028
Total	1,127,938	-	7,835,486	-	-

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider a resolution approving the repricing of the existing WonderFi Options, and the repricing of the New WonderFi Options issued in exchange for Coinsquare Options and CoinSmart Options in connection with the Transaction (collectively, the "WonderFi Option Resolution").

To pass the WonderFi Option Resolution, WonderFi will require the affirmative vote of a simple majority of the votes cast by all WonderFi Shareholders present in person (or virtually) or represented by proxy and entitled to vote at the WonderFi Meeting, excluding for this purpose the votes attached to WonderFi Shares that are beneficially owned or over which control or direction is exercised by "interested parties" and their "related parties" and "joint actors" (each as defined in MI 61-101). To the knowledge of WonderFi, after reasonable inquiry, a total of 6,867,870 WonderFi Shares held by such persons will be excluded, representing 2.84% of the 241,963,755 WonderFi Shares issued and outstanding as of the Record Date.

The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Option Resolution, the full text of which is set forth in Schedule R to the accompanying Information Circular.

Approval of the WonderFi Voting Agreement Resolution

At the WonderFi Meeting, in accordance with the requirements of the TSX, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the WonderFi Voting Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "WonderFi Voting Agreement Resolution"). See "Information Concerning the WonderFi Meeting - WonderFi Voting Agreement".

If the WonderFi Voting Agreement Resolution is not obtained, then the parties to the WonderFi Voting Agreement intend to amend the WonderFi Voting Agreement, as at the Effective Date, to comply with the rules of the TSX, including to enable such parties to abstain from voting in respect of the nominees selected by the parties to the WonderFi Voting Agreement for appointment to the WonderFi Board, as each may determine in their sole and absolute discretion. The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Voting Agreement Resolution, the full text of which is set forth in Schedule U to the accompanying Information Circular.

Approval of the WonderFi Consultant Resolution

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution, approving the issuance, conditional upon the completion of the Transaction and at WonderFi's election, of an equivalent amount of $600,000 of WonderFi Shares, based on a price per Common Share equal to the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the effective date of the Transaction, to Halpern & Co. in satisfaction of certain consulting arrangements between Halpern & Co. and WonderFi. If the WonderFi Consultant Resolution is not passed by the disinterested WonderFi Shareholders, any applicable amount owing to Halpern & Co. will be paid in cash by WonderFi. See also "The Transaction - Advisors and Consultants".

To pass the WonderFi Consultant Resolution, WonderFi will require the affirmative vote of a simple majority of the votes cast by all WonderFi Shareholders present in person (or virtually) or represented by proxy and entitled to vote at the WonderFi Meeting, excluding for this purpose the votes attached to WonderFi Shares that are beneficially owned or over which control or direction is exercised by "interested parties" and their "related parties" and "joint actors" (each as defined in MI 61-101). To the knowledge of WonderFi, after reasonable inquiry, a total of  5,761,463 WonderFi Shares held by such persons will be excluded, representing 2.38% of the 241,963,755 WonderFi Shares issued and outstanding as of the Record Date.

The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Consultant Resolution, the full text of which is set forth in Schedule S to the accompanying Information Circular.

Approval of the WonderFi Steering Committee Compensation Resolution

Pursuant to and effective upon execution of the Business Combination Agreement, WonderFi, Coinsquare and CoinSmart constituted the Steering Committee, comprised of Jason Theofilos, Michael Wekerle, Scott Paterson and Robert Halpern, with Mr. Noel Biderman initially appointed as "Steering Lead", or such other person as the Steering Committee may determine, to undertake further steps on behalf of the Steering Committee as they determine are necessary or advisable in relation to better understanding the business, operations, personnel and financial performance of each of WonderFi, Coinsquare and CoinSmart, both from a historical and current perspective, including any proposed future commitments or undertaking by the parties in relation to their operations or financial position. In addition, O'Leary Productions Inc. and LDL Corp. have been engaged as advisors to the Steering Committee. See "The Business Combination Agreement - Governance Matters".

Pursuant to the Business Combination Agreement, members of and advisors to the Steering Committee are eligible to receive compensation for their services to the Steering Committee. Each of Noel Biderman, Halpern & Co., O'Leary Productions Inc., and LDL Corp. are eligible to receive, directly or indirectly through entities controlled by them, in consideration for their services to the Steering Committee, 1,500,000 WonderFi Shares (being 6,000,000 WonderFi Shares in the aggregate), which will also be subject to contractual escrow and will be released as follows: 1/3 will be released at the Effective Time, 1/3 on the date that is six (6) months following the Effective Time, and 1/3 on the date that is twelve (12) months following the Effective Time.

At the WonderFi Meeting, disinterested WonderFi Shareholders will be asked to consider, and if deemed advisable, pass a resolution (the "WonderFi Steering Committee Compensation Resolution"), approving the issuance of certain WonderFi Shares to Noel Biderman, Halpern & Co., O'Leary Productions Inc., and LDL Corp., or to entities controlled by them, in consideration for their services to the Steering Committee.

To pass the WonderFi Steering Committee Resolution, WonderFi will require the affirmative vote of a simple majority of the votes cast by all WonderFi Shareholders present in person (or virtually) or represented by proxy and entitled to vote at the WonderFi Meeting, excluding for this purpose the votes attached to WonderFi Shares that are beneficially owned or over which control or direction is exercised by "interested parties" and their "related parties" and "joint actors" (each as defined in MI 61-101). To the knowledge of WonderFi, after reasonable inquiry, a total of 8,649,800 WonderFi Shares held by such persons will be excluded, representing 3.57% of the 241,963,755 WonderFi Shares issued and outstanding as of the Record Date.

The board of directors of WonderFi unanimously recommends that disinterested WonderFi Shareholders vote in favour of the WonderFi Steering Committee Compensation Resolution, the full text of which is set forth in Schedule T to the accompanying Information Circular.

Approval of the WonderFi AGM Resolutions

In addition to the WonderFi Transaction Resolution, the WonderFi Option Resolution, the WonderFi Consultant Resolution, the WonderFi Steering Committee Compensation Resolution, and the WonderFi Voting Agreement Resolution, the WonderFi Meeting will also be held for the following purposes:

1. to receive and consider the audited financial statements of WonderFi together with the auditor's report thereon for the three and fifteen month periods ended December 31, 2022;

2. to appoint the independent auditor of WonderFi for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3. to set the number of directors to hold office for the ensuing year at five (5) and, subject to and conditional on WonderFi's proposed transaction with Coinsquare Ltd. and CoinSmart Financial Inc., to set the number of directors of WonderFi as it exists immediately following the completion of the Transaction at nine (9) for the ensuing year, as more particularly described in this Information Circular;

4. to elect directors to hold office for the ensuing year and, subject to and conditional on the Transaction, to elect directors for the Combined Company for the ensuing year, as more particularly described in this Information Circular; and

5. to transact such further or other business as may properly come before the WonderFi Meeting and any adjournments thereof.

(collectively, paragraphs 2 through 5 above comprise the "WonderFi AGM Resolutions").

The WonderFi Board unanimously recommends that WonderFi Shareholders vote in favour of each of the WonderFi AGM Resolutions.

INFORMATION CONCERNING THE COINSQUARE MEETING

The Coinsquare Meeting will be held at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on June 20, 2023 at 10:00 a.m. (Toronto time), for the purposes set forth in the accompanying Coinsquare Notice. The Coinsquare Meeting will also be broadcast to Coinsquare Shareholders who are unable to attend in person via live webcast at meet.google.com/gbn-khoe-zpu. However, only Coinsquare Shareholders who attend the Coinsquare Meeting in person or who have duly submitted proxies prior to the Coinsquare Submission Deadline will have their votes counted at the Coinsquare Meeting.

Purpose of the Coinsquare Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Coinsquare for use at the Coinsquare Meeting.

At the Coinsquare Meeting, Coinsquare Shareholders will be asked to consider and, if thought advisable, approve, with or without variation, the Coinsquare Arrangement Resolution approving the Coinsquare Arrangement and the Transaction, as more particularly described herein, and to transact such further or other business as may properly come before the Coinsquare Meeting or any postponement or adjournment thereof. See Schedule B for the full text of the Coinsquare Arrangement Resolution. See "Matters to be Considered at the Coinsquare Meeting".

Solicitation of Proxies

The solicitation is made by or on behalf of management of Coinsquare and will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers or employees of Coinsquare at nominal cost. Directors, officers or employees will not receive any extra compensation for such activities. The cost of soliciting proxies will be borne by Coinsquare.

Coinsquare may pay brokers or other persons holding Coinsquare Shares in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this Information Circular to beneficial owners of Coinsquare Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by Coinsquare.

No Person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by Coinsquare. The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Distribution to Beneficial Holders

The Coinsquare Notice and this Information Circular (collectively, the "Coinsquare Meeting Materials") are being sent to both Registered Coinsquare Shareholders and Beneficial Holders of Coinsquare Shares. If you are a Beneficial Holder of Coinsquare Shares, and Coinsquare or its agent has sent the Coinsquare Meeting Materials directly to you, your name and address and information about your holdings of Coinsquare Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In accordance with the requirements of NI 54-101, Coinsquare is sending the Coinsquare Meeting Materials directly to Non-Objecting Beneficial Owners of Coinsquare Shares through the services of its transfer agent and registrar, Odyssey Trust Company. Coinsquare will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Coinsquare Meeting Materials to Non-Objecting Beneficial Owners. In addition, Coinsquare will cause its agent to deliver copies of the Coinsquare Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Objecting Beneficial Owners. Coinsquare will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Coinsquare Meeting Materials to OBOs. The Coinsquare Meeting Materials distributed to NOBOs and OBOs include a voting instruction form. Please carefully review the instructions on the voting instruction form for completion and deposit.

Voting by Proxy

Registered Coinsquare Shareholders can vote by proxy whether or not they attend the Coinsquare Meeting by depositing, at any time before the Coinsquare Proxy Submission Deadline of 10:00 a.m. (Toronto Time) on June 16, 2023, or two (2) Business Days preceding the date of the Coinsquare Meeting if postponed or adjourned, their proxy by mail or over the internet in accordance with the instructions below:

Mail.  Mail your completed proxy to:

Odyssey Trust Company
Attn: Proxy Department
702, 67 Yonge Street
Toronto ON M5E 1J8

Email.  Using the 12-digit control number on the enclosed form of proxy, you can vote at:

               https://login.odysseytrust.com/pxlogin

A non-Registered Coinsquare Shareholder should follow the instructions included on the voting instruction form provided by their Intermediary.

If you have any questions about any of the foregoing information or require assistance in completing your form of proxy or voting instruction form for your Coinsquare Shares, as applicable, please consult your financial, legal, tax and other professional advisors.

Appointment and Revocation of Proxies

This Information Circular is accompanied by an instrument of proxy that permits Registered Coinsquare Shareholders who do not attend the Coinsquare Meeting in person to have their shares voted at the Coinsquare Meeting by a proxyholder appointed by such Registered Coinsquare Shareholder. The persons named in the enclosed proxy are directors and/or officers of Coinsquare. Coinsquare Shareholders who wish to appoint a proxyholder to represent them at the Coinsquare Meeting must complete and deposit their proxy prior to the Coinsquare Proxy Submission Deadline.

A Registered Coinsquare Shareholder has the right to appoint a person (who need not be a Coinsquare Shareholder) to attend and act for such Coinsquare Shareholder and on his, her or its behalf at the Coinsquare Meeting other than the persons designated in the enclosed form of proxy. To exercise this right, Coinsquare Shareholder should strike out the names of management designees in the applicable enclosed form of proxy and insert the name of the desired representative in the blank space provided in such form of proxy or submit another appropriate form of proxy permitted by law, and in either case, send or deliver the completed proxy to the offices of Odyssey Trust Company, Attention: Proxy Department, by mail: 702 67 Yonge Street, Toronto ON M5E 1J8, or online via https://login.odysseytrust.com/pxlogin (using the 12-digit control number on the enclosed form of proxy) by the Coinsquare Proxy Submission Deadline.

A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH ODYSSEY BY THE COINSQUARE PROXY SUBMISSION DEADLINE OF 10:00 A.M. (TORONTO TIME) ON JUNE 16, 2023 OR 48 HOURS PRIOR (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) TO THE COINSQUARE MEETING IF ADJOURNED OR POSTPONED.

A Registered Coinsquare Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by Applicable Law, a proxy may be revoked by instrument in writing executed by the Registered Coinsquare Shareholder or by his or her attorney authorized in writing, or, if the Registered Coinsquare Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited with Odyssey Trust Company by mail to, 702, 67 Yonge Street, Toronto ON M5E 1J8, Attn: Proxy Department or by email to proxy@odysseytrust.com, at any time before the Coinsquare Proxy Submission Deadline.

Only Registered Coinsquare Shareholders have the right to revoke a proxy. Beneficial Coinsquare Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Coinsquare Meeting, contact Odyssey Trust Company or their Intermediary to arrange to change their voting instruction form or voting instructions, as applicable.

Exercise of Discretion by Proxies

Coinsquare Shares represented by properly executed proxies in favour of the Persons named in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Coinsquare Shareholder on any ballot that may be called for and, where the Person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Coinsquare Shares will be voted or withheld from voting in accordance with the specifications so made. Where Coinsquare Shareholders have properly executed proxies in favour of the Persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Coinsquare Shares represented thereby, such Coinsquare Shares will be voted in favour of the passing of the matters set forth in the Coinsquare Notice. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Coinsquare Notice and with respect to other matters that may properly come before the Coinsquare Meeting. At the date hereof, management of Coinsquare knows of no such amendments, variations or other matters to come before the Coinsquare Meeting. However, if any other matters which at present are not known to management of Coinsquare should properly come before the Coinsquare Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Quorum

Pursuant to the Coinsquare USA, a quorum of Coinsquare Shareholders will be present at the Coinsquare Meeting if Coinsquare Shareholders representing at least 50% of the outstanding Coinsquare Shares entitled to vote at the Coinsquare Meeting are present in person or represented by a duly appointed proxyholder for such Coinsquare Shareholder.

Record Date

The board of directors of Coinsquare has not declared a record date for determining the Coinsquare Shareholders who are entitled to receive notice of and to vote at the Coinsquare Meeting. As such, and in accordance with the provisions of the Canada Business Corporations Act, any Coinsquare Shareholder of record as of the close of business on the day immediately preceding the date on which notice of the Coinsquare Meeting is given to the Coinsquare Shareholders who are entitled to receive notice of the Coinsquare Meeting and to attend and vote at the Coinsquare Meeting. As at the date of this Information Circular, 37,149,153 Coinsquare Shares carrying the right to one vote per share at the Coinsquare Meeting were issued and outstanding.

Voting Shares and Principal Holders Thereof

In accordance with the provisions of the CBCA, Coinsquare will prepare a list of the holders of Coinsquare Shares on the Coinsquare Record Date. Each holder of Coinsquare Shares named on the list will be entitled to vote the Coinsquare Shares shown opposite their name on the list at the Coinsquare Meeting.

Except as disclosed below, to the knowledge of the directors and executive officers of Coinsquare, as of the date of this Information Circular, no Person beneficially owns, controls or directs, directly or indirectly, 10% or more of the outstanding Coinsquare Shares. See also "Securities Law Matters - Interests of Certain Persons in the Transaction" and "Securities Law Matters - Interest of Informed Persons in Material Transactions".

Name	Number of Coinsquare Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Outstanding Coinsquare Shares(2)
Mogo Financial Inc.	12,518,473	33.70%
Agidigit Ltd.	7,204,263	19.39%

Notes:

(1) The information as to the number of Coinsquare Shares and other securities beneficially owned, or controlled or directed, directly or indirectly, as at the date of the Business Combination Agreement, not being within the knowledge of Coinsquare, has been obtained from the beneficial Coinsquare Shareholder.

(2) Percentage calculated on a non-diluted basis, based on an aggregate of 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular.

Coinsquare Support Agreements

The following is a summary of the principal terms of the voting and support agreements in respect of Coinsquare entered into in connection with the Transaction (the "Coinsquare Voting and Support Agreements"). This summary does not purport to be complete and is qualified in its entirety by reference to the Coinsquare Support and Voting Agreements, copies of which are available on WonderFi's profile at www.sedar.com. The Coinsquare Shares held by the Coinsquare VSA Supporting Shareholders will be treated in the same fashion under the Transaction as Coinsquare Shares held by any other Coinsquare Shareholder.

Each of the Coinsquare VSA Supporting Shareholders have entered into a Coinsquare Voting and Support Agreement with Coinsquare representing approximately 58% of the outstanding Coinsquare Shares and 58% of the aggregate voting rights attached to all Coinsquare Shares. Each Coinsquare Voting and Support Agreement provides that any Representative of the Coinsquare VSA Supporting Shareholder that is a director or officer of Coinsquare shall not be limited or restricted in any way whatsoever in the exercise of their fiduciary duties as a director or officer of Coinsquare.

Each of the Coinsquare VSA Supporting Shareholders under its irrevocable Coinsquare Support and Voting Agreement, agreed, inter alia, to:

(a) at any meeting of the Coinsquare Shareholders to be held to consider the Transaction (including the Coinsquare Meeting) or any of the other transactions contemplated by the Business Combination Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Transaction or any of the transactions contemplated by the Business Combination Agreement is sought, to be counted as present (in person or by proxy) for purpose of establishing quorum, and to vote or to cause to be voted (and not withdraw any proxies or change their vote in respect thereof), the Coinsquare VSA Holder Shares and any other Coinsquare VSA Holder Securities held by the Coinsquare VSA Supporting Shareholder entitled to be voted in respect of the such matter, if any (a) in favour of the approval, consent, ratification and adoption of the Coinsquare Arrangement Resolution and any other matter necessary for the consummation of the Transaction and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction or delay or interfere with, the completion of the Transaction;

(b) except as provided in the Coinsquare Voting and Support Agreement, (i) not, directly or indirectly, or through any Representative, (a) make, solicit, assist, initiate, knowingly encourage or otherwise facilitate, any inquiries, proposals or offers from any other Person relating to any Coinsquare Acquisition Proposal or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing, (b) approve, accept, endorse or recommend, or propose to publicly accept, approve, endorse or recommend, any Coinsquare Acquisition Proposal, or (c) accept or enter into or publicly propose to accept or enter into, any agreement, undertaking or arrangement or other contract in respect of any Coinsquare Acquisition Proposal, and (ii) immediately cease and cause to be terminated any actions in furtherance of any of the foregoing;

(c) to promptly notify, at first orally and then in writing (and in any event within 24 hours), CoinSmart and WonderFi of any written proposal or offer that constitutes or may reasonably be expected to constitute or lead to (i) a Coinsquare Acquisition Proposal from a Person or group of related Persons; (ii) any request by a Person or group of related Persons for information relating to any potential Coinsquare Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any Coinsquare Acquisition Proposal by a Person or a group or related Persons. Any such notice required by the preceding sentence shall include, to the extent legally permitted, the identity of the Person or group of Persons making such proposal, request or inquiry and the terms and conditions thereof (and shall include a copy of any written proposal, inquiry or request);

(d) to deliver or cause to be delivered, as soon as practicable, and in any event at least 10 Business Days prior to the Coinsquare Meeting, to Coinsquare or Coinsquare's transfer agency, any proxy solicitation services firm retained by Coinsquare, duly executed proxies or voting information forms, such proxies or voting information forms (i) instructing the holder thereof to vote (a) in favour of the Coinsquare Arrangement Resolution and any other matter necessary for the consummation of the Transaction, and (b) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction, delay or interfere with, the completion of the Transaction, and (ii) naming those individuals as may be designated by Coinsquare in this Information Circular in connection with the Coinsquare Meeting at which the Coinsquare Arrangement Resolution will be voted on, and not revoke, withdraw or modify such proxies or voting information forms without the prior written consent of WonderFi and CoinSmart;

(e) not to, directly or indirectly, exercise or cause to be exercised any Coinsquare Dissent Rights in connection with the Transaction;

(f) not to take any action of any kind, including voting or not voting any of the Coinsquare VSA Holder Shares or any Coinsquare VSA Holder Securities entitled to be voted in respect of such matter, that would reasonably be expected to preclude, delay or interfere with the completion of the Transaction;

(g) not to, directly or indirectly,

(i) option, sell, transfer, pledge, encumber, assign, gift-over, grant or agree to option, sell, transfer, pledge, encumber, assign, gift-over a security interest or participation interest in, hypothecate or otherwise convey any Coinsquare VSA Holder Securities (or any right or interest therein) to any Person or group of Persons other than:

(a) pursuant to the Transaction;

(b) any exercise/settlement of options, warrants or RSUs for Coinsquare Shares in accordance with their respective terms; or

(c) to one or more of a parent, spouse, child or grandchild of, or a corporation, partnership, limited liability company or other entity controlled by, the undersigned, or a trust or account (including an RRSP, RESP, RRIF or similar account) existing for the benefit of any such Person or entity, provided that in such case and for greater certainty, any Coinsquare VSA Holder Securities acquired as a result thereof shall remain Coinsquare VSA Holder Securities and subject to the terms and conditions of this letter agreement and, in the case of a corporation, partnership, limited liability company or other entity controlled by the Coinsquare Supporting Shareholder, provided that such entity remains controlled by the Coinsquare Supporting Shareholder;

(ii) enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Coinsquare VSA Holder Securities; or

(iii) deposit any Coinsquare VSA Holder Securities into any voting trust or enter into any voting arrangement with respect to any of the Coinsquare VSA Holder Securities (other than through the Coinsquare Voting and Support Agreement);

in each case without the prior written consent of WonderFi and CoinSmart; and

(h) to enter into any lock up or escrow arrangement required by the TSX pursuant to National Policy 46-201,  Escrow for Initial Public Offerings ("NP 46-201"), provided that such escrow agreement follows the standard form for an established issuer (as such term is defined in NP 46-201) in accordance with NP 46-201 and is only in effect for eighteen (18) months after the Effective Date.

In addition, the Coinsquare Support and Voting Agreements provide that WonderFi Shares issued to the directors and officers of Coinsquare pursuant to the Transaction shall be subject to contractual escrow and released as follows: (i) 33% of such WonderFi Shares released on the date that is six (6) months after the Effective Date, (ii) 33% of such WonderFi Shares released on the date that is twelve (12) months after the Effective Date and (iii) the balance released on the date that is eighteen (18) months after the Effective Date, provided that if, any time following the Effective Time they are no longer a director, officer or employee of WonderFi or one of its affiliates, then (i) 33% of such WonderFi Shares shall be released on the date that is six (6) months after the Effective Date, and (ii) the balance released on the date that is twelve (12) months after the Effective Date.

MATTERS TO BE CONSIDERED AT THE COINSQUARE MEETING

Coinsquare Shareholders will be entitled to vote on the Coinsquare Arrangement Resolution at the Coinsquare Meeting. Each Coinsquare Shareholder of record on the Coinsquare Record Date is entitled to vote at the Coinsquare Meeting or any adjournment(s) or postponement(s) thereof and is entitled to one vote for each Coinsquare Share held. See "Information Concerning the Coinsquare Meeting".

Approval of the Coinsquare Arrangement Resolution

At the Coinsquare Meeting, Coinsquare Shareholders will be asked to vote to approve the Coinsquare Arrangement Resolution in substantially the form set out at Schedule B . The Coinsquare Arrangement Resolution must be approved by not less than two-thirds (66 2/3%) of the votes cast on the Coinsquare Arrangement Resolution by Coinsquare Shareholders, voting together as a single class, present in person or represented by proxy at the Coinsquare Meeting.

The Coinsquare Arrangement Resolution must receive the Coinsquare Shareholder Approval in order for Coinsquare to seek its Final Order and complete the Coinsquare Arrangement and the Transaction on the Effective Date in accordance with its Final Order and the Business Combination Agreement.

Notwithstanding the foregoing, the Coinsquare Arrangement Resolution proposed for consideration by the Coinsquare Shareholders authorizes the Coinsquare Board, without further notice to or approval of the Coinsquare Shareholders: (a) to amend the Business Combination Agreement or the Coinsquare Plan of Arrangement, to the extent permitted by the Business Combination Agreement and the Coinsquare Plan of Arrangement, as applicable; and (b) subject to the terms of the Business Combination Agreement, to disregard the approval of the Coinsquare Arrangement Resolution by the Coinsquare Shareholders and not proceed with the Transaction at any time prior to the Effective Time. See Schedule B to this Information Circular for the full text of the Coinsquare Arrangement Resolution.

Having undertaken a thorough review of, and having carefully considered, the Business Combination Agreement and the Coinsquare Fairness Opinion, and such other matters considered relevant, in consultation with management, Coinsquare's legal advisors and Origin, the Coinsquare Board has unanimously (a) determined that the Transaction is in the best interests of Coinsquare, (b) approved the Transaction and the entering into by Coinsquare of the Business Combination Agreement and (c) resolved to recommend that the Coinsquare Shareholders vote in favour of the Coinsquare Arrangement Resolution. Unless otherwise directed, the Persons named in the form of proxy for the Coinsquare Meeting intend to vote FOR the Coinsquare Arrangement Resolution.

It is a condition to the completion of the Transaction that the Coinsquare Arrangement Resolution be approved by the Coinsquare Shareholders at the Coinsquare Meeting.

Notwithstanding the approval of the Coinsquare Arrangement Resolution by Coinsquare Shareholders, the Coinsquare Arrangement Resolution authorizes the Coinsquare Board to abandon the transactions contemplated by the Business Combination Agreement without further approval from the Coinsquare Shareholders, subject to the terms and conditions of the Business Combination Agreement.

INFORMATION CONCERNING THE COINSMART MEETING

The CoinSmart Meeting will be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1506  on June 20, 2023 at 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time), for the purposes set forth in the accompanying CoinSmart Notice. CoinSmart Shareholders who choose to attend the CoinSmart Meeting will do so by accessing a live audio webcast of the CoinSmart Meeting via the internet. The CoinSmart Meeting can be accessed by visiting https://virtual-meetings.tsxtrust.com/1506. The password for the CoinSmart Meeting is "coinsmart2023" (case sensitive). CoinSmart Shareholders will be able to listen to the CoinSmart Meeting live, submit questions and submit their vote while the CoinSmart Meeting is being held. CoinSmart believes that hosting the CoinSmart Meeting virtually will enable increased CoinSmart Shareholder attendance from different geographic locations and will encourage more active CoinSmart Shareholder engagement and participation at the CoinSmart Meeting.

Purpose of the CoinSmart Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of CoinSmart for use at the CoinSmart Meeting.

At the CoinSmart Meeting, CoinSmart Shareholders will be asked to consider and, if thought advisable, approve, with or without variation, the CoinSmart Arrangement Resolution approving the CoinSmart Arrangement, as more particularly described herein, and to transact such further or other business as may properly come before the CoinSmart Meeting or any postponement or adjournment thereof. See Schedule C for the full text of the CoinSmart Arrangement Resolution. See "Matters to be Considered at the CoinSmart Meeting".

Solicitation of Proxies

The solicitation is made by or on behalf of management of CoinSmart and will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers or employees of CoinSmart at nominal cost. Directors, officers or employees will not receive any extra compensation for such activities. The cost of soliciting proxies will be borne by CoinSmart.

CoinSmart may pay brokers or other persons holding CoinSmart Shares in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this Information Circular to beneficial owners of CoinSmart Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by CoinSmart.

No Person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by CoinSmart. The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Notice-and-Access

CoinSmart is using notice-and-access to provide CoinSmart Shareholders with electronic access to the CoinSmart Notice, this Information Circular and CoinSmart Letter of Transmittal (collectively, the "CoinSmart Meeting Materials") pursuant to NI 51-102 and NI 54-101 of the Canadian Securities Administrators. Pursuant to the notice-and-access provisions, Registered CoinSmart Shareholders and non-Registered CoinSmart Shareholders will be sent a notice package explaining how to access the CoinSmart Meeting Materials and containing a form of proxy or voting instruction form, as applicable. The CoinSmart Meeting Materials are available on the website of CoinSmart's transfer agent, TSX Trust, at https://docs.tsxtrust.com/2368 and can also be accessed under CoinSmart's profile on www.sedar.com. CoinSmart Shareholders may contact TSX Trust to request a paper copy of the CoinSmart Meeting Materials, toll-free at 1-866-600-5869 or by email at tsxtis@tmx.com. There is no cost to CoinSmart Shareholders for requesting a paper copy of the CoinSmart Meeting Materials.

Distribution to Beneficial Holders

The CoinSmart Meeting Materials are being sent to both Registered CoinSmart Shareholders and Beneficial Holders of CoinSmart Shares. If you are a Beneficial Holder of CoinSmart Shares, and CoinSmart or its agent has sent the CoinSmart Meeting Materials directly to you, your name and address and information about your holdings of CoinSmart Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In accordance with the requirements of NI 54-101, CoinSmart is sending the CoinSmart Meeting Materials directly to Non-Objecting Beneficial Owners of CoinSmart Shares through the services of its transfer agent and registrar, TSX Trust. CoinSmart will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the CoinSmart Meeting Materials to Non-Objecting Beneficial Owners. In addition, CoinSmart will cause its agent to deliver copies of the CoinSmart Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Objecting Beneficial Owners. CoinSmart will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the CoinSmart Meeting Materials to OBOs. The CoinSmart Meeting Materials distributed to NOBOs and OBOs include a voting instruction form. Please carefully review the instructions on the voting instruction form for completion and deposit.

Voting by Proxy

A Registered CoinSmart Shareholder can vote by proxy whether or not he, she or it attends the CoinSmart Meeting by depositing, at any time before the CoinSmart Proxy Submission Deadline of 10:00 a.m. (Vancouver Time) or 1:00 p.m. on June 16, 2023, or two (2) Business Days preceding the date of the CoinSmart Meeting if postponed or adjourned, their proxy by mail or over the internet in accordance with the instructions below:

Mail: Mail your completed proxy to:

TSX Trust Company
100 Adelaide Street West, Suite 301
Toronto, ON M5H 4H1
Attention: Proxy Department

Internet: Go to www.voteproxyonline.com and enter the 12-digit meeting access number.

Fax:             By fax at: 416-595-9593.

A non-Registered CoinSmart Shareholder must follow the instructions included on the voting instruction form provided by their Intermediary.

If you have any questions about any of the foregoing information or require assistance in completing your form of proxy or voting instruction form for your CoinSmart Shares, as applicable, please consult your financial, legal, tax and other professional advisors.

Participation and Voting at the CoinSmart Meeting

Registered CoinSmart Shareholders who wish to vote virtually at the CoinSmart Meeting should not complete or return the proxy included with this Information Circular. Non-Registered CoinSmart Shareholders must provide voting instructions through their Intermediaries as described herein or in accordance with the relevant instructions received from their Intermediary. Non-Registered CoinSmart Shareholders who wish to vote virtually at the CoinSmart Meeting should be appointed as their own representatives for the CoinSmart Meeting in accordance with the instructions provided by their Intermediaries.

CoinSmart Shareholders can virtually attend the CoinSmart Meeting by going to https://virtual-meetings.tsxtrust.com/1506  (password (case sensitive): "coinsmart2023"). Please login at least 15 minutes before the CoinSmart Meeting starts and ensure your web browser and internet connection are working properly.

Registered CoinSmart Shareholders and duly appointed proxyholders can participate in the CoinSmart Meeting by clicking "I have a Meeting Access Number". You will be asked to enter a meeting access number and password before the start of the CoinSmart Meeting.

If you are a Registered CoinSmart Shareholder: Your meeting access number is the 12-digit meeting access number on the proxy accompanying your Information Circular (which can also be found in the email notification you received from TSX Trust). The password is "coinsmart2023" (case sensitive).

If you are a duly appointed proxyholder: You must register your proxy with TSX Trust by visiting tsxtrust.com/resource/en/75. Once registered, TSX Trust will provide you with a meeting access number by email after the voting deadline has passed. The password is "coinsmart2023" (case sensitive).

Voting at the CoinSmart Meeting will only be available for Registered CoinSmart Shareholders and duly appointed proxyholders. Non-Registered CoinSmart Shareholders who have not appointed themselves as proxyholder may attend the CoinSmart Meeting as a guest by clicking "I am a Guest" and completing the online form. All guests are able to listen to the CoinSmart Meeting. However, guests will not be able to vote or submit questions. Accordingly, non-Registered CoinSmart Shareholders who wish to vote virtually at the CoinSmart Meeting must carefully read the instructions herein to duly appoint themselves as proxyholder and then register themselves as the duly appointed proxyholder in order to obtain a username to participate in and vote virtually at the CoinSmart Meeting.

It is important that Registered CoinSmart Shareholders and duly appointed proxyholders are connected to the internet at all times during the CoinSmart Meeting in order to vote virtually when balloting commences. It is your responsibility to ensure connectivity for the duration of the CoinSmart Meeting.

Appointment and Revocation of Proxies

This Information Circular is accompanied by an instrument of proxy that permits Registered CoinSmart Shareholders who do not virtually attend the CoinSmart Meeting to have their CoinSmart Shares voted at the CoinSmart Meeting by a proxyholder appointed by such Registered CoinSmart Shareholder. The persons named in the enclosed proxy are directors and/or officers of CoinSmart.

A Registered CoinSmart Shareholder has the right to appoint a person (who need not be a CoinSmart Shareholder) to attend and act for such CoinSmart Shareholder and on his, her or its behalf at the CoinSmart Meeting other than the persons designated in the enclosed form of proxy. Registered CoinSmart Shareholders who wish to appoint a proxyholder to represent them at the CoinSmart Meeting must complete and deposit their proxy prior to the CoinSmart Proxy Submission Deadline and must also complete an additional step of registering their proxyholder with TSX Trust. The proxyholder must be registered with TSX Trust in order to receive a meeting access number and participate at the CoinSmart Meeting. Failure to register a duly appointed proxyholder will result in the proxyholder not being able to participate in the CoinSmart Meeting. To register a proxyholder with TSX Trust, please go to tsxtrust.com/resource/en/75 and return a properly completed request form to TSXTrustProxyVoting@tmx.com by no later than 1:00 p.m. (Toronto time) on June 16, 2023.

A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH TSX TRUST BY THE COINSMART PROXY SUBMISSION DEADLINE OF 10:00 A.M. (VANCOUVER TIME) OR 1:00 P.M. (TORONTO TIME) ON JUNE 16, 2023 OR 48 HOURS PRIOR (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) TO THE COINSMART MEETING IF ADJOURNED OR POSTPONED.

If you are using a 12-digit meeting access number to log in to the CoinSmart Meeting and you accept the terms and conditions, you may automatically revoke any and all previously deposited proxies. In such a case, you will be provided the opportunity to vote virtually by ballot on the matters put forth at the CoinSmart Meeting. If you do not wish to revoke all previously deposited proxies when logging in to the CoinSmart Meeting, you should not vote again virtually by ballot on the matters put forth at the CoinSmart Meeting. In the event that you vote again virtually by ballot on the matters put forth at the CoinSmart Meeting, your previously deposited proxies will be revoked in respect of the matters voted upon.

A Registered CoinSmart Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by Applicable Law, a proxy may be revoked by instrument in writing executed by the Registered CoinSmart Shareholder or by his or her attorney authorized in writing, or, if the Registered CoinSmart Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited with TSX Trust by mail to, TSX Trust, 301-100 Adelaide Street West, Toronto, ON M5H 4H1 or by fax to 416-595-9593, at any time before the CoinSmart Proxy Submission Deadline.

Only Registered CoinSmart Shareholders have the right to revoke a proxy. Beneficial CoinSmart Shareholders that wish to change their voting instructions must, in sufficient time in advance of the CoinSmart Meeting, contact TSX Trust or their Intermediary to arrange to change their voting instruction form or voting instructions, as applicable.

Exercise of Discretion by Proxies

CoinSmart Shares represented by properly executed proxies in favour of the Persons named in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the CoinSmart Shareholder on any ballot that may be called for and, where the Person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the CoinSmart Shares will be voted or withheld from voting in accordance with the specifications so made. Where CoinSmart Shareholders have properly executed proxies in favour of the Persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the CoinSmart Shares represented thereby, such CoinSmart Shares will be voted in favour of the passing of the matters set forth in the CoinSmart Notice. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the CoinSmart Notice and with respect to other matters that may properly come before the CoinSmart Meeting. At the date hereof, management of CoinSmart knows of no such amendments, variations or other matters to come before the CoinSmart Meeting. However, if any other matters which at present are not known to management of CoinSmart should properly come before the CoinSmart Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Quorum

The articles of CoinSmart provide that a quorum of CoinSmart Shareholders shall be present at the CoinSmart Meeting if at least two persons are present in person or by proxy, each of whom is entitled to vote at the CoinSmart Meeting, and who holds or represents by proxy not less than 5% of the issued and outstanding CoinSmart Shares entitled to vote at the CoinSmart Meeting. In the event that a quorum is not present at the time fixed for holding the CoinSmart Meeting, the CoinSmart Meeting shall stand adjourned to such date and to such time and place as may be determined by the CoinSmart Shareholders present at the CoinSmart Meeting.

Record Date

CoinSmart has fixed the close of business on May 11, 2023 as the CoinSmart Record Date for the purposes of determining CoinSmart Shareholders entitled to receive the CoinSmart Notice and vote at the CoinSmart Meeting. As at the CoinSmart Record Date, 60,240,049 CoinSmart Shares, carrying the right to one vote per CoinSmart Share at the CoinSmart Meeting, were issued and outstanding.

Voting Shares and Principal Holders Thereof

In accordance with the provisions of the BCBCA, CoinSmart will prepare a list of the holders of CoinSmart Shares on the CoinSmart Record Date. Each holder of CoinSmart Shares named on the list will be entitled to vote the CoinSmart Shares shown opposite their name on the list at the CoinSmart Meeting.

Except as disclosed below, to the knowledge of the directors and executive officers of the CoinSmart, as at the date of this Information Circular, no Person beneficially owns, or controls or directs, directly or indirectly, voting securities of the CoinSmart carrying 10% or more of the voting rights attached to the CoinSmart Shares.

Name	Number of CoinSmart Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Outstanding CoinSmart Shares(2)
Justin Hartzman(3)	8,920,241(4)	14.81%
Jeremy Koven(5)	8,920,241(6)	14.81%
Michael Koral(7)	8,920,241(8)	14.81%

Notes:

(1) The information as to the number of CoinSmart Shares and other securities beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of CoinSmart, has been obtained from the beneficial CoinSmart Shareholder.

(2) Percentage calculated on a non-diluted basis, based on an aggregate of 60,240,049 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date.

(3) Mr. Hartzman is the Chief Executive Officer and a director of CoinSmart.

(4) As of the CoinSmart Record Date, Mr. Hartzman also held 316,665 CoinSmart Options, all of which are expected to be exercised or cancelled in connection with the Closing, and 297,857 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares, in accordance with the CoinSmart Incentive Plan, in connection with the Closing. An additional 650,000 CoinSmart RSUs have been approved for issuance to Mr. Hartzman, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(5) Mr. Koven is the Chief Operating Officer, Secretary and a director of CoinSmart.

(6) As of the CoinSmart Record Date, Mr. Koven also held 316,665 CoinSmart Options, all of which are expected to be exercised at or prior to the Closing, and 286,429 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares, in accordance with the CoinSmart Incentive Plan, in connection with the Closing. An additional 616,667 CoinSmart RSUs have been approved for issuance to Mr. Koven, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

(7) Mr. Koral is the Chief Business Officer of CoinSmart.

(8) As of the CoinSmart Record Date, Mr. Koral also held 316,665 CoinSmart Options, all of which are expected to be exercised at or prior to the Closing, and 286,429 CoinSmart RSUs, all of which are expected to be settled for CoinSmart Shares, in accordance with the CoinSmart Incentive Plan, in connection with the Closing. An additional 616,667 CoinSmart RSUs have been approved for issuance to Mr. Koral, all of which are expected to be settled for CoinSmart Shares prior to and in connection with the Closing in accordance with the CoinSmart Incentive Plan and Business Combination Agreement.

CoinSmart Support Agreements

The following is a summary of the principal terms of the voting and support agreements in respect of CoinSmart entered into in connection with the Transaction (the "CoinSmart Voting and Support Agreements"). This summary does not purport to be complete and is qualified in its entirety by reference to the CoinSmart Support and Voting Agreements, copies of which are available under the CoinSmart's profile on SEDAR at www.sedar.com. The CoinSmart Shares held by the CoinSmart VSA Supporting Shareholders will be treated in the same fashion under the Transaction as CoinSmart Shares held by any other CoinSmart Shareholder.

Each of the CoinSmart VSA Supporting Shareholders have entered into a CoinSmart Voting and Support Agreement with CoinSmart representing approximately 46% of the outstanding CoinSmart Shares. Each CoinSmart Voting and Support Agreement provides that any Representative of the CoinSmart VSA Supporting Shareholder that is a director or officer of CoinSmart shall not be limited or restricted in any way whatsoever in the exercise of their fiduciary duties as a director or officer of CoinSmart.

Each of the CoinSmart VSA Supporting Shareholders under its irrevocable CoinSmart Support and Voting Agreement, agreed, inter alia, to:

(a) at any meeting of the CoinSmart Shareholders to be held to consider the Transaction (including the CoinSmart Meeting) or any of the other transactions contemplated by the Business Combination Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Transaction or any of the transactions contemplated by the Business Combination Agreement is sought, to be counted as present (in person or by proxy) for purpose of establishing quorum, and to vote or to cause to be voted (and not withdraw any proxies or change their vote in respect thereof), the CoinSmart VSA Holder Shares and any other CoinSmart VSA Holder Securities held by the CoinSmart VSA Supporting Shareholder entitled to be voted in respect of the such matter, if any (a) in favour of the approval, consent, ratification and adoption of the CoinSmart Arrangement Resolution and any other matter necessary for the consummation of the Transaction and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction or delay or interfere with, the completion of the Transaction;

(b) except as provided in the CoinSmart Voting and Support Agreement, (i) not, directly or indirectly, or through any Representative, (a) make, solicit, assist, initiate, knowingly encourage or otherwise facilitate, any inquiries, proposals or offers from any other Person relating to any CoinSmart Acquisition Proposal or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing, (b) approve, accept, endorse or recommend, or propose to publicly accept, approve, endorse or recommend, any CoinSmart Acquisition Proposal, or (c) accept or enter into or publicly propose to accept or enter into, any agreement, undertaking or arrangement or other contract in respect of any CoinSmart Acquisition Proposal, and (ii) immediately cease and cause to be terminated any actions in furtherance of any of the foregoing;

(c) to promptly notify, at first orally and then in writing (and in any event within 24 hours), Coinsquare and WonderFi of any written proposal or offer that constitutes or may reasonably be expected to constitute or lead to (i) a CoinSmart Acquisition Proposal from a Person or group of related Persons; (ii) any request by a Person or group of related Persons for information relating to any potential CoinSmart Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any CoinSmart Acquisition Proposal by a Person or a group or related Persons. Any such notice required by the preceding sentence shall include, to the extent legally permitted, the identity of the Person or group of Persons making such proposal, request or inquiry and the terms and conditions thereof (and shall include a copy of any written proposal, inquiry or request);

(d) to deliver or cause to be delivered, as soon as practicable, and in any event at least 10 Business Days prior to the CoinSmart Meeting, to CoinSmart or CoinSmart's transfer agency, any proxy solicitation services firm retained by CoinSmart, duly executed proxies or voting information forms, such proxies or voting information forms (i) instructing the holder thereof to vote (a) in favour of the CoinSmart Arrangement Resolution and any other matter necessary for the consummation of the Transaction, and (b) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction, delay or interfere with, the completion of the Transaction, and (ii) naming those individuals as may be designated by CoinSmart in this Information Circular in connection with the CoinSmart Meeting at which the CoinSmart Arrangement Resolution will be voted on, and not revoke, withdraw or modify such proxies or voting information forms without the prior written consent of Coinsquare and WonderFi;

(e) not to, directly or indirectly, exercise or cause to be exercised any CoinSmart Dissent Rights in connection with the Transaction;

(f) not to take any action of any kind, including voting or not voting any of the CoinSmart VSA Holder Shares or any CoinSmart VSA Holder Securities entitled to be voted in respect of such matter, that would reasonably be expected to preclude, delay or interfere with the completion of the Transaction;

(g) not to, directly or indirectly,

(i) option, sell, transfer, pledge, encumber, assign, gift-over, grant or agree to option, sell, transfer, pledge, encumber, assign, gift-over a security interest or participation interest in, hypothecate or otherwise convey any CoinSmart VSA Holder Securities (or any right or interest therein) to any Person or group of Persons other than:

(a) pursuant to the Transaction;

(b) any exercise/settlement of CoinSmart Options, CoinSmart Warrants or CoinSmart RSUs for CoinSmart Shares in accordance with their respective terms; or

(c) to one or more of a parent, spouse, child or grandchild of, or a corporation, partnership, limited liability company or other entity controlled by, the undersigned, or a trust or account (including an RRSP, RESP, RRIF or similar account) existing for the benefit of any such Person or entity, provided that in such case and for greater certainty, any CoinSmart VSA Holder Securities acquired as a result thereof shall remain CoinSmart VSA Holder Securities and subject to the terms and conditions of this letter agreement and, in the case of a corporation, partnership, limited liability company or other entity controlled by the CoinSmart Supporting Shareholder, provided that such entity remains controlled by the CoinSmart Supporting Shareholder;

(ii) enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the CoinSmart VSA Holder Securities; or

(iii) deposit any CoinSmart VSA Holder Securities into any voting trust or enter into any voting arrangement with respect to any of the CoinSmart VSA Holder Securities (other than through the CoinSmart Voting and Support Agreement);

in each case without the prior written consent of Coinsquare and WonderFi; and

(h) to enter into any lock up or escrow arrangement required by a Governmental Authority or an applicable stock exchange in connection with the Transaction, subject to CoinSmart and CoinSmart providing the CoinSmart VSA Supporting Shareholder's external counsel with a reasonable opportunity to engage with such Person in an effort to not have to enter into such agreement; provided that such opportunity does not impede or delay the closing of the Transaction.

In addition, CoinSmart Support and Voting Agreement entered into by the CoinSmart Group Investors provide that WonderFi Shares issued to the CoinSmart Group Investors pursuant to the Transaction shall be subject to contractual escrow and released as follows: (i) 33% of such WonderFi Shares released on the date that is six (6) months after the Effective Date, (ii) 33% of such WonderFi Shares released on the date that is twelve (12) months after the Effective Date and (iii) the balance released on the date that is eighteen (18) months after the Effective Date, provided that if, any time following the Effective Time they are no longer a director, officer or employee of WonderFi or one of its affiliates, then (i) 33% of such WonderFi Shares shall be released on the date that is six (6) months after the Effective Date, and (ii) the balance released on the date that is twelve (12) months after the Effective Date.

MATTERS TO BE CONSIDERED AT THE COINSMART MEETING

CoinSmart Shareholders will be entitled to vote on the CoinSmart Arrangement Resolution at the CoinSmart Meeting. Each CoinSmart Shareholder of record on the CoinSmart Record Date is entitled to vote at the CoinSmart Meeting or any adjournment(s) or postponement(s) thereof and is entitled to one vote for each CoinSmart Share held. See "Information Concerning The CoinSmart Meeting".

Approval of the CoinSmart Arrangement Resolution

At the CoinSmart Meeting, CoinSmart Shareholders will be asked to vote to approve the CoinSmart Arrangement Resolution in substantially the form set out at Schedule C . The CoinSmart Arrangement Resolution must be approved by:

(a) not less than two-thirds (66 2/3%) of the votes cast on the CoinSmart Arrangement Resolution by CoinSmart Shareholders, voting together as a single class, present in person or represented by proxy at the CoinSmart Meeting; and

(b) not less than a simple majority of the votes cast on the CoinSmart Arrangement Resolution by CoinSmart Shareholders present in person or represented by proxy at the CoinSmart Meeting, after excluding the votes cast in respect of CoinSmart Shares beneficially owned or over which control or direction is exercised by Justin Hartzman, Jeremy Koven and Michael Koral (and any other related party of CoinSmart that will receive a "collateral benefit" as defined in MI 61-101 in connection with the Transaction), in accordance with MI 61-101. See "Securities Law Matters - MI 61-101 - CoinSmart".

The CoinSmart Arrangement Resolution must receive the CoinSmart Shareholder Approval in order for CoinSmart to seek its Final Order and complete the CoinSmart Arrangement and the Transaction on the Effective Date in accordance with its Final Order and the Business Combination Agreement.

Notwithstanding the foregoing, the CoinSmart Arrangement Resolution proposed for consideration by the CoinSmart Shareholders authorizes the CoinSmart Board, without further notice to or approval of the CoinSmart Shareholders: (a) to amend the Business Combination Agreement or the CoinSmart Plan of Arrangement, to the extent permitted by the Business Combination Agreement and the CoinSmart Plan of Arrangement, as applicable; and (b) subject to the terms of the Business Combination Agreement, to disregard the approval of the CoinSmart Arrangement Resolution by the CoinSmart Shareholders and not proceed with the CoinSmart Arrangement or the Transaction at any time prior to the Effective Time. See Schedule C to this Information Circular for the full text of the CoinSmart Arrangement Resolution.

Having undertaken a thorough review of, and having carefully considered, the Business Combination Agreement and the CoinSmart Fairness Opinion, and such other matters considered relevant, in consultation with management, CoinSmart's legal advisors and Eight Capital, the CoinSmart Board has unanimously (a) determined that the Transaction is in the best interests of CoinSmart, (b) determined the Transaction is fair to CoinSmart Shareholders, (c) approved the Transaction and the entering into by CoinSmart of the Business Combination Agreement and (d) resolved to recommend that the CoinSmart Shareholders vote in favour of the CoinSmart Arrangement Resolution. Unless otherwise directed, the Persons named in the form of proxy for the CoinSmart Meeting intend to vote FOR the CoinSmart Arrangement Resolution.

It is a condition to the completion of the Transaction that the CoinSmart Arrangement Resolution be approved by the CoinSmart Shareholders at the CoinSmart Meeting.

RISK FACTORS

Risk Factors Relating to the Transaction

WonderFi Shareholders, Coinsquare Shareholders and CoinSmart Shareholders should carefully consider the following risk factors relating to the Transaction before deciding to vote, or instruct their vote to be cast, to approve the matters relating to the Transaction. In addition to the risk factors relating to the Transaction set out below, WonderFi Shareholders, Coinsquare Shareholders and CoinSmart Shareholders  should also carefully consider the risk factors set forth under "Information Concerning WonderFi - Risk Factors", "Information Concerning Coinsquare - Risk Factors", and "Information Concerning CoinSmart-Risk Factors" in Schedule M, Schedule N, and Schedule O to this Information Circular, respectively, and in the WonderFi Documents and the CoinSmart Documents incorporated by reference herein.

The Parties could fail to complete the Transaction or the Transaction may be completed on different terms.

There can be no assurance that the Transaction will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Business Combination Agreement. The completion of the Transaction is subject to the satisfaction of a number of conditions which include, among others, (i) obtaining necessary approvals, including certain required consents from third parties and regulatory authorities, approval of WonderFi Shareholders of the WonderFi Transaction Resolution, approval of Coinsquare Shareholders of the Coinsquare Arrangement Resolution and approval of CoinSmart Shareholders of the CoinSmart Arrangement Resolution, and (ii) performance by WonderFi, Coinsquare and CoinSmart of their respective obligations and covenants in the Business Combination Agreement. If these conditions are not met or the Transaction is not completed for any other reason, Coinsquare Shareholders and CoinSmart Shareholders will not receive the WonderFi Shares.

In addition, if the Transaction is not completed, the ongoing business of WonderFi, Coinsquare and/or CoinSmart may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Transaction, and WonderFi and/or CoinSmart could experience negative reactions from the financial markets, which could cause a decrease in the market price of the WonderFi Shares or CoinSmart Shares, particularly if the market price reflects market assumptions that the Transaction will be completed or completed on certain terms. WonderFi, Coinsquare and/or CoinSmart may also experience negative reactions from their customers and employees and there could be negative impact on WonderFi, Coinsquare and/or CoinSmart's ability to attract future acquisition opportunities. Failure to complete the Transaction or a change in the terms of the Transaction could each have a material adverse effect on WonderFi, Coinsquare and/or CoinSmart's business, financial condition and results of operations.

Certain of the conditions precedent to the completion of the Transaction are outside of the control of the Parties.

The completion of the Transaction is subject to a number of conditions precedent, certain of which are outside the control of the Parties. Among other things, completion of the Transaction is subject to the approval of the Court, the approval of the Transaction by the WonderFi Shareholders, the approval of the Coinsquare Arrangement by Coinsquare Shareholders, the approval of the CoinSmart Arrangement by the CoinSmart Shareholders and obtaining the Required Approvals, including the TSX Approval and the Competition Act Approval. A substantial delay in obtaining the Required Approvals or the imposition of unfavourable terms or conditions to the Required Approvals could delay the Closing and may adversely affect the business, financial condition or results of the Parties, or the Combined Company. There is no certainty, nor can the Parties provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. In addition, if the Transaction is not completed, the Parties could be subject to litigation related to the failure to complete the Transaction  or to require the Parties to perform their respective obligations under the Business Combination Agreement.

Governmental Authorities or others could take action under antitrust or competition laws, including seeking to prevent the Transaction from occurring, to rescind or dissolve Transaction or to conditionally approve the Transaction upon the divestiture of assets of the Parties or other remedies. There can be no assurance that a challenge to the Transaction on antitrust or competition law grounds will not be made, or if a challenge is made, whether or not it will be successful. The requirement to take certain actions or to agree to certain conditions to satisfy such antitrust requirements or obtain any such antitrust approvals may have a material and adverse effect on the business and affairs of the Combined Company after completion of the Transaction.

Even if all approvals and orders are obtained and conditions precedent to the completion of the Transaction are satisfied, no assurance can be made as to the terms, conditions and timing of such approvals, orders and consents. For example, these approvals, orders and consents may impose conditions on or require divestitures relating to the divisions, operations or assets of the Parties or may impose requirements, limitations or costs or place restrictions on the conduct of the Parties' respective businesses, and if such approvals, orders or consents require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to the Parties. Such extended period of time may also increase the chance that other adverse effects with respect to the Parties could occur, such as the loss of key personnel. Each Party's obligation to complete the Transaction is also subject to the accuracy of the representations and  warranties of each other Party (subject to certain qualifications and exceptions) and the performance in all material respects of each other Party's covenants under the Business Combination Agreement. As a result of these conditions, the Parties cannot provide assurance that the Transaction will be completed on the terms or timeline contemplated in the Business Combination Agreement, or at all.

The matters set out herein remain subject to the further approval of the TSX. In the event that the TSX deems the transaction to be a backdoor listing pursuant to section 626 of the TSX Company Manual the Combined Company will be required to demonstrate that it meets the original listing requirements of the TSX, to the satisfaction of the TSX. If the Combined Company does not meet the original listing requirements of the TSX, it may be delisted from the TSX. Although WonderFi is confident that such requirements will be satisfied, there can be no assurances that all conditions of the TSX will be met. In such event, the Combined Company will pursue a listing on an alternative stock exchange.

The number of WonderFi Shares to be issued to Coinsquare Shareholders and CoinSmart Shareholders pursuant to the Exchange Ratio does not take into consideration the market value of the WonderFi Shares.

The number of WonderFi Shares that Coinsquare Shareholders and CoinSmart Shareholders will receive under the Coinsquare Arrangement and the CoinSmart Arrangement, respectively, pursuant to the Exchange Ratio does not take into consideration the market value of the WonderFi Shares. Since the number of WonderFi Shares to be received in respect of each Coinsquare Share or CoinSmart Share under the Transaction will not be adjusted to reflect any change in the market value of the WonderFi Shares, the market value of WonderFi Shares received under the Coinsquare Arrangement and the CoinSmart Arrangement may vary significantly from the market value at the date of announcement of the Business Combination Agreement. If the market price of the WonderFi Shares increases or decreases, the value of the Consideration that Coinsquare Shareholders and CoinSmart Shareholders receive pursuant to the Coinsquare Arrangement and the CoinSmart Arrangement, respectively, will correspondingly increase or decrease. There can be no assurance that the market price of the WonderFi Shares at Closing will not be lower than the market price of such shares on the date of announcement of the Business Combination Agreement.

In addition, the number of WonderFi Shares being issued to CoinSmart Shareholders in connection with the Transaction will not change as a result of decreases or increases in the market price of CoinSmart Shares. If the market price of the CoinSmart Shares increases or decreases, the relative value of the Consideration and the Earnout Rights that CoinSmart Shareholders receive pursuant to the CoinSmart  Arrangement will correspondingly decrease or increase. Many of the factors that affect the market price of WonderFi Shares and CoinSmart Shares are beyond the control of WonderFi and CoinSmart, respectively. These factors include changes in market perceptions of the cryptocurrency industry, changes in the regulatory environment, political developments and prevailing conditions in the capital markets.

The Business Combination Agreement may be terminated in certain circumstances.

Each of the Parties has the right to terminate the Business Combination Agreement in certain circumstances.  See "The Business Combination Agreement - Termination".  Accordingly, there is no certainty, nor can WonderFi, Coinsquare or CoinSmart provide any assurance, that the Business Combination Agreement will not be terminated by WonderFi, Coinsquare or CoinSmart before the completion of the Transaction.  If the Business Combination Agreement is terminated and the Transaction is not completed, then the market price of the WonderFi Shares and the CoinSmart Shares may decline to the extent that the market price currently reflects a market assumption that the Transaction will be completed.  If the Business Combination Agreement is terminated, there is no assurance that any of the Parties will be able to find an alternative transaction, or that the terms of any alternative transaction would be more or less favourable than the terms set forth in the Business Combination Agreement. In addition, WonderFi, Coinsquare or CoinSmart may be required to pay the Termination Fee or Expense Reimbursement, depending on the circumstances of the termination.  The payment of the Termination Fee or Expense Reimbursement may have a material adverse effect on the business, financial condition and results of operations of the party required to pay the Termination Fee or Expense Reimbursement, and may cause the value of the WonderFi Shares or CoinSmart Shares to decline.

There can be no certainty that approval of WonderFi Shareholders, Coinsquare Shareholders or CoinSmart Shareholders will be obtained.

The Coinsquare Arrangement Resolution requires the approval of at least 66 2/3% of the votes cast by Coinsquare Shareholders voting in person (virtually) or by proxy at the Coinsquare Meeting. The CoinSmart Arrangement Resolution requires the approval of: (i) at least 66 2/3% of the votes cast by Coinsquare Shareholders voting in person (virtually) or by proxy at the CoinSmart Meeting; and (ii) a simple majority of the votes cast by CoinSmart Shareholders voting in person (virtually) or by proxy at the CoinSmart Meeting, excluding votes cast in respect of CoinSmart Shares that are required to be excluded pursuant to MI 61-101. The WonderFi Transaction Resolution requires the approval of a simple majority of the WonderFi Shareholders voting in person (virtually) or by proxy at the WonderFi Meeting. If any of the WonderFi Transaction Resolution, Coinsquare Arrangement Resolution or the CoinSmart Arrangement Resolution is not approved by the requisite number of shareholders, the Transaction may not be completed on the terms expected or at all.  There can be no certainty, nor can WonderFi, Coinsquare or CoinSmart provide any assurance, that the requisite shareholder approval of the WonderFi Transaction Resolution, Coinsquare Arrangement Resolution or the CoinSmart Arrangement Resolution will be obtained.

The Termination Fee and Expense Reimbursement, if triggered, and the terms of the WonderFi Voting and Support Agreements, Coinsquare Voting and Support Agreements and CoinSmart Voting and Support Agreements, may discourage third parties from attempting to acquire a Party.

Under the Business Combination Agreement, WonderFi, Coinsquare or CoinSmart may be required to pay the Termination Fee or Expense Reimbursement to each other Party in the event the Business Combination Agreement is terminated in certain circumstances. The Termination Fee and Expense Reimbursement may discourage other parties from making an Acquisition Proposal, even if such Acquisition Proposal could provide greater value to the WonderFi Shareholders, Coinsquare Shareholders or CoinSmart Shareholders.

Furthermore, as noted above, certain WonderFi Shareholders (including the directors and senior officers of WonderFi), certain Coinsquare Shareholders (including the directors and senior officers of Coinsquare) and certain CoinSmart Shareholders (including the directors and senior officers of CoinSmart) have entered into the WonderFi Voting and Support Agreements, Coinsquare Voting and Support Agreements and CoinSmart Voting and Support Agreements, respectively, that irrevocably commit them to, among other things vote their WonderFi Shares, Coinsquare Shares and CoinSmart Shares in favour of their respective Transaction Resolutions. As a result, the WonderFi Voting and Support Agreements, Coinsquare Voting and Support Agreements and CoinSmart Voting and Support Agreements may discourage other parties from making an Acquisition Proposal, even if such Acquisition Proposal could provider greater value than that offered under the Transaction.

The right to match may discourage other parties from attempting to acquire a Party.

Under the Business Combination Agreement, as a condition to entering into a definitive agreement in respect of a Superior Proposal, each Party is required to offer the other two Parties the right to match such Superior Proposal. This right, together with the Termination Fee payable upon termination of the Business Combination Agreement due to a Superior Proposal, may discourage other parties from making a Superior Proposal, even if those parties would otherwise be willing to offer greater value than that offered under the Transaction. See "The Business Combination Agreement - Covenants Regarding Acquisition Proposals".

The Parties will incur substantial transaction-related costs in connection with the Transaction

The Parties expect to incur a number of non-recurring transaction-related costs associated with completing the Transaction that will be incurred whether or not the Transaction is completed. Such costs may offset any expected cost savings and other synergies from the Transaction.

While the Transaction is pending, the Parties are restricted from taking certain actions.

The Business Combination Agreement restricts the Parties, subject to certain exceptions, from taking specified actions, unless consented to by either one or both other Parties, as the case may be, until the Transaction is completed, which may adversely affect the ability of the Parties to execute certain business strategies. These restrictions may prevent the Parties from pursuing attractive business opportunities that may arise prior to the completion of the Transaction.

The pending Transaction may divert the attention of management of the Parties, impact the Parties' abilities to attract or retain key personnel or impact the Parties' third party business relationships.

The pending Transaction could cause the attention of management of WonderFi, Coinsquare and CoinSmart to be diverted from day-to-day operations of their respective businesses. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the current and future business, operations, results of operations, financial condition or prospects of WonderFi, Coinsquare and CoinSmart regardless of whether the Transaction is ultimately completed. Because the completion of the Transaction is subject to uncertainty, officers and employees of WonderFi, Coinsquare and CoinSmart may experience uncertainty about their future roles, which may adversely affect WonderFi's, Coinsquare's and CoinSmart's ability to attract or retain key management and personnel in the period until the completion or termination of the Transaction.

In addition, third parties with which WonderFi, Coinsquare or CoinSmart currently have business relationships or may have business relationships in the future, including industry partners, customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with WonderFi, Coinsquare or CoinSmart. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of WonderFi, Coinsquare and CoinSmart.

The exercise of Dissent Rights may impact cash resources or result in the Transaction not being completed.

Registered Coinsquare Shareholders entitled to vote at the Coinsquare Meeting have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Coinsquare Shares in cash in connection with the Coinsquare Arrangement in accordance with the CBCA, as modified and supplemented by the Coinsquare Plan of Arrangement and the Interim Order. Any such Registered Coinsquare Shareholder who duly and validly dissents from the Coinsquare Arrangement Resolution in strict compliance with Section 190 of the CBCA, as modified by the Coinsquare Plan of Arrangement, the Coinsquare Interim Order, and the Coinsquare Final Order, will be entitled, in the event the Coinsquare Arrangement becomes effective, to be paid the fair value of the Coinsquare Shares held by such Coinsquare Dissenting Shareholder.

Registered CoinSmart Shareholders entitled to vote at the CoinSmart Meeting have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their CoinSmart Shares in cash in connection with the CoinSmart Arrangement in accordance with the BCBCA, as modified and supplemented by the CoinSmart Plan of Arrangement and the Interim Order. Any such Registered CoinSmart Shareholder who duly and validly dissents from the CoinSmart Arrangement Resolution in strict compliance with Division 2 of Part 8 of the BCBCA, as modified by the Coinsquare Plan of Arrangement, the CoinSmart Interim Order, and the CoinSmart Final Order, will be entitled, in the event the Coinsquare Arrangement becomes effective, to be paid the fair value of the Coinsquare Shares held by such Coinsquare Dissenting Shareholder.

If Coinsquare Shareholders dissent in respect of a significant number of Coinsquare Shares and/or CoinSmart Shareholders dissent in respect of a significant number of CoinSmart Shares, a substantial aggregate cash payment may be required to be made by WonderFi that could have an adverse effect on the Combined Company's cash resources if the Transaction is completed. Further, it is a condition of Closing in favour of WonderFi that the sum of (i) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been duly exercised and not withdrawn and (ii) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been exercised and not withdrawn, shall not be more than 10%. In such circumstance, unless such condition is waived by WonderFi, WonderFi will not be required to consummate the Transaction. See "Dissent Rights".

Potential Undisclosed Liabilities Associated with the Transaction

In connection with the Transaction, there may be liabilities that the Parties failed to discover or were unable to quantify in their respective due diligence, which was conducted prior to the execution of the Business Combination Agreement. It is possible that the Parties may not be indemnified for some or all of such undisclosed liabilities.

The WonderFi Board, the Coinsquare Board or the CoinSmart Board may decide not to proceed with the Transaction

Notwithstanding the WonderFi Shareholders approving the WonderFi Transaction Resolution, the Coinsquare Shareholders approving the Coinsquare Arrangement Resolution and the CoinSmart Shareholders approving the CoinSmart Arrangement Resolution, and subject to the terms of the Business Combination Agreement, each of the WonderFi Board, the Coinsquare Board and the CoinSmart Board will retain the discretion not to proceed with any of the transactions contemplated by the WonderFi Transaction Resolution, the Coinsquare Arrangement Resolution and the CoinSmart Arrangement Resolution, respectively, if it determines that the Transaction is no longer in the best interests of WonderFi, Coinsquare or CoinSmart, as applicable.

WonderFi, Coinsquare and CoinSmart directors and senior officers may have interests in the Transaction that are different from those of the WonderFi Shareholders, Coinsquare Shareholders and CoinSmart Shareholders .

Certain of the directors and senior officers of WonderFi, Coinsquare and CoinSmart negotiated the terms of the Business Combination Agreement, and the WonderFi Board has recommended that WonderFi Shareholders vote in favour of the WonderFi Transaction Resolution, the Coinsquare Board has recommended that Coinsquare Shareholders vote in favour of the Coinsquare Arrangement Resolution and the CoinSmart Board has recommended that CoinSmart Shareholders vote in favour of the CoinSmart Arrangement Resolution. These directors and senior officers may have interests in the Transaction that are different from, or in addition to, those of the WonderFi Shareholders, Coinsquare Shareholders and CoinSmart Shareholders generally.

In considering the recommendations of the WonderFi Board to vote for the WonderFi Transaction Resolution, the Coinsquare Board to vote for the Coinsquare Arrangement Resolution and the CoinSmart Board  to vote for the CoinSmart Arrangement Resolution, the WonderFi Shareholders, Coinsquare Shareholders and CoinSmart Shareholders  should also be aware that certain directors and certain senior officers of WonderFi, Coinsquare and CoinSmart have interests in connection with the Transaction including, but not limited to, the continued employment of certain senior officers of WonderFi, Coinsquare and CoinSmart by the Combined Company, the continued service of certain directors of WonderFi, Coinsquare and CoinSmart as directors of the Combined Company and the receipt of change of control payments by certain senior officers of CoinSmart upon completion of the Transaction that may present actual or potential conflicts of interest in connection with the Transaction. WonderFi Shareholders, Coinsquare Shareholders and CoinSmart Shareholders  should be aware of these interests when they consider their respective board of directors' recommendations. See "The Transaction - Background to the Transaction", "Securities Law Matters - Canadian Securities Laws", "Securities Law Matters - Interests of Certain Persons in the Transaction" and "Securities Law Matters - Interest of Informed Persons in Material Transactions".

Income Tax Laws

There can be no assurance that the CRA, the IRS or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Transaction, as applicable, as summarized in this Information Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax Laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to shareholders of the Parties in respect of the Transaction. Such taxation authorities may also disagree with how the Parties calculate or have in the past calculated their income for income tax purposes. In addition, the Transaction and related transactions may restrict the ability of the  Combined Company to use certain pre-combination tax attributes of WonderFi, Coinsquare and/or CoinSmart. Any such events could adversely affect the combined company, its share price or the dividends or other payments to be paid to shareholders following completion of the Transaction.

The Treatment of Earnout Rights for Canadian Federal Income Tax Purposes is Unclear

The Canadian federal income tax consequences to a CoinSmart Shareholder of the receipt, holding and disposition of Earnout Rights (including the receipt of payments thereunder) and the reporting of amounts in respect thereof for Canadian federal income tax purposes are not entirely clear. CoinSmart Shareholders are urged to consult their own tax advisors regarding such consequences and reporting of amounts. See "Certain Canadian Federal Income Tax Considerations - CoinSmart Shareholders".

Eligibility of Earnout Rights for Eligible Plans

The Earnout Rights will not be qualified investments under the Tax Act for a trust governed by a Registered Plan or a deferred profit sharing plan. As a result, such trusts holding Earnout Rights or, in certain cases, the Controlling Individual thereof may be subject to penalty taxes as a result of the trust holding Earnout Rights and other negative tax consequences may result. Shareholders are urged to consult their own tax advisors for advice as to any action to be taken to avoid such adverse tax consequences.

The Parties may be the Targets of Legal Claims, Securities Class Actions, Derivative Lawsuits and Other Claims

The Parties may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Transaction from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to merge, to acquire a public company or to be acquired. Third parties may also attempt to bring claims against the Parties seeking to restrain the Transaction or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert the time and resources of management. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transaction, then that injunction may delay or prevent the Transaction from being completed.

In addition, political and public attitudes towards the Transaction could result in negative press coverage and other adverse public statements affecting the Parties. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of the Parties or the Combined Company to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a Material Adverse Effect on the Parties, or the Combined Company.

Risk Factors Relating to the Combined Company

The anticipated benefits of the Transaction may not be realized.

Achieving the benefits of the Transaction depends in part on the ability of the Combined Company to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of WonderFi, Coinsquare and CoinSmart.

The ability to realize the benefits of the Transaction will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on WonderFi's ability to realize the anticipated growth opportunities and synergies from integrating the businesses of Coinsquare and CoinSmart following completion of the Transaction. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to the Combined Company following completion of the Transaction, and from operational matters during this process. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully. Many operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies may present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities, and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, distributors, suppliers and partners or to achieve the anticipated benefits of the Transaction. The performance of the Combined Company's operations after completion of the Transaction could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of the Combined Company, and any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of the Combined Company.

Significant demands will be placed on the Combined Company following completion of the Transaction and WonderFi, Coinsquare and CoinSmart cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Transaction.

As a result of the pursuit and completion of the Transaction, significant demands will be placed on the managerial, operational and financial personnel and systems of WonderFi, Coinsquare and CoinSmart. WonderFi, Coinsquare and CoinSmart cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Transaction. The future operating results of the Combined Company following completion of the Transaction may be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the businesses of Coinsquare and CoinSmart and to execute on the Combined Company's business strategy.

Following the Transaction, the trading price of the WonderFi Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of WonderFi and CoinSmart due to various market-related and other factors.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. The market price per WonderFi Share is also likely to be affected by changes in the Combined Company's financial condition or results of operations. Other factors unrelated to the performance of the Combined Company that may have an effect on the price of WonderFi Shares include the following: (i) current events affecting the economic situation in Canada and the global markets, (ii) regulatory and/or government actions, rulings or policies; (iii) changes in financial estimates and recommendations by securities analysts or rating agencies; (iv) acquisitions and financings completed by the Combined Company; (v) the economics of current and future projects and operations of the Combined Company; (vi) quarterly variations in operating results; (vii) the operating and share price performance of other companies, including those that investors may deem comparable; (viii) the issuance of additional equity securities of the Combined Company, as applicable, or the perception that such issuance may occur; and (ix) purchases or sales of blocks of the WonderFi Shares.

The issuance of the WonderFi Shares and a resulting "market overhang" could adversely affect the market price of the WonderFi Shares following completion of the Transaction.

On completion of the Transaction, additional WonderFi Shares will be issued and available for trading in the public market. The increase in the number of WonderFi Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as 'market overhang'), either of which may adversely affect the market for, and the market price of, the WonderFi Shares.

The issuance of the WonderFi Shares in connection with the Transaction will result in the dilution of ownership and voting interests of current WonderFi Shareholders.

As a result of the issuance of the WonderFi Shares in connection with the Transaction, the ownership and voting interests of the WonderFi Shareholders will be diluted, relative to current proportional ownership and voting interests.

The WonderFi Board, Coinsquare Board and the CoinSmart Board considered financial projections prepared by each other's management teams in connection with the Transaction. Actual performance of WonderFi, Coinsquare and CoinSmart may differ materially from these projections.

The WonderFi Board, Coinsquare Board and the CoinSmart Board considered, among other things, certain projections, prepared by their respective management teams, with respect to each of WonderFi (the "WonderFi Projections"), Coinsquare (the "Coinsquare Projections") and CoinSmart (the "CoinSmart Projections", and together with the WonderFi Projections and the Coinsquare Projections, the "Projections"). All Projections are based on assumptions and information available at the time the Projections were prepared. WonderFi, Coinsquare and CoinSmart do not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond the control of WonderFi, Coinsquare and CoinSmart. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of WonderFi, Coinsquare and CoinSmart, including the factors described in this "Risk Factors" section, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the Projections should not be regarded as an indication that WonderFi, the WonderFi Board, Coinsquare, the Coinsquare Board, CoinSmart and the CoinSmart Board or any of their advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by the WonderFi, Coinsquare and CoinSmart management teams for internal use and to, among other things, assist WonderFi, Coinsquare and CoinSmart in evaluating the Transaction. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither Raymond Chabot Grant Thornton LLP, WonderFi's independent registered public accounting firm, Baker Tilly LLP, Coinsquare's independent auditors, Richter LLP, CoinSmart's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

The unaudited pro forma consolidated financial information of the Combined Company is presented for illustrative purposes only and may not reflect the Combined Company's financial condition or results of operations following the Transaction.

The unaudited pro forma consolidated financial information contained in this Information Circular is presented for illustrative purposes only as of its respective dates and may not reflect the financial condition or results of operations of the Combined Company following the Transaction for several reasons. The unaudited pro forma consolidated financial information has been derived from the respective historical financial statements of WonderFi, Coinsquare and CoinSmart. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma consolidated financial information does not include, among other things, estimated cost or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the unaudited pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what the Combined Company's actual financial condition or results of operations would have been had the Transaction been completed on the date indicated. Accordingly, the business, assets, results of operations and financial condition of the Combined Company may differ significantly from those indicated in the unaudited pro forma consolidated financial information. See "Information Concerning the Combined Company" in Schedule P to this Information Circular for pro forma business, financial and share capital information relating to WonderFi, Coinsquare and CoinSmart after giving effect to the Transaction.

Risks of New Business Strategy

WonderFi, Coinsquare and CoinSmart have not decided on the future intentions, plans or actions of the Combined Company, including whether the Combined Company will pursue a particular transaction or other strategic outcome following the Transaction, and WonderFi, Coinsquare and CoinSmart have not set a specific timetable for completion of this process.  Any such transaction or other strategic outcome the Combined Company does decide to pursue will be subject to a number of risk factors. The success of the Combined Company will depend to a large extent on the expertise, ability, judgment, discretion, integrity and good faith of its management. However, there is no assurance that the future business objectives of the Combined Company will actually be achieved and, as a result, the value of the WonderFi Shares may increase or decrease due to factors beyond the control of the Combined Company's management.

Risks relating to the businesses of WonderFi, Coinsquare and CoinSmart

The businesses of WonderFi, Coinsquare and CoinSmart are subject to significant risks. See the risk factors set out in "Information Concerning Coinsquare" in Schedule N and the WonderFi Documents and the CoinSmart Documents incorporated by reference in this Information Circular, as set out in "Information Concerning WonderFi" and "Information Concerning CoinSmart" in Schedule M and Schedule O, respectively. While each of WonderFi, Coinsquare and CoinSmart has completed due diligence investigations, including reviewing technical, environmental, legal, tax, accounting, financial and other matters, on each of the other Parties, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on the Combined Company following the Transaction and may have a negative impact on the value of the shares of the Combined Company, including the Consideration Shares.

OTHER MATERIAL FACTS

There are no other material facts relating to the Transaction not disclosed elsewhere in this Information Circular.

INTEREST OF EXPERTS

Certain legal matters relating to the Transaction as described herein will be passed upon by Cassels Brock & Blackwell LLP on behalf of WonderFi, Goodmans LLP on behalf of Coinsquare, and Wildeboer Dellelce LLP on behalf of CoinSmart. Partners of Cassels Brock & Blackwell LLP and its associates own, in the aggregate, less than 1% of all issued and outstanding WonderFi Shares, Coinsquare Shares, and CoinSmart Shares, respectively, as of the date hereof. Partners of Goodmans LLP and its associates own, in the aggregate, less than 1% of all issued and outstanding WonderFi Shares, Coinsquare Shares, and CoinSmart Shares, respectively, as of the date hereof. Partners of Wildeboer Dellelce LLP and its associates own, in the aggregate, less than 1% of all issued and outstanding WonderFi Shares, Coinsquare Shares, and CoinSmart Shares, respectively, as of the date hereof.

Haywood provided the WonderFi Fairness Opinion to the WonderFi Board in connection with the Transaction. Advisors at Haywood, in the aggregate, own less than 1% of all issued and outstanding WonderFi Shares, Coinsquare Shares, and CoinSmart Shares, respectively, as of the date hereof.

Origin provided the Coinsquare Fairness Opinion to the Coinsquare Board in connection with the Transaction. Advisors at Origin, in the aggregate, own less than 1% of all issued and outstanding WonderFi Shares, Coinsquare Shares, and CoinSmart Shares, respectively, as of the date hereof.

Eight Capital provided the CoinSmart Fairness Opinion to the CoinSmart Board in connection with the Transaction. Advisors at Eight Capital, in the aggregate, own less than 1% of all issued and outstanding WonderFi Shares, Coinsquare Shares, and CoinSmart Shares, respectively, as of the date hereof.

ADDITIONAL INFORMATION

Additional information relating to WonderFi is available on WonderFi's profile on www.sedar.com. Financial information in respect of WonderFi is provided in the WonderFi Annual Financial Statements and WonderFi Annual MD&A. WonderFi Shareholders may contact WonderFi at its principal office address at Suite 250, 780 Beatty Street, Vancouver, British Columbia V6B 2M1, to request copies of the WonderFi Annual Financial Statements or the WonderFi Annual MD&A.

Additional information relating to Coinsquare is available on Coinsquare's website at www.coinsquare.com and in Schedule N to this Information Circular. Financial information in respect of Coinsquare is provided in the Coinsquare Financial Statements and Coinsquare MD&A, copies of which are attached as Appendix A and Appendix B, respectively, to Schedule N to this Information Circular.

Additional information relating to CoinSmart is available on CoinSmart's profile on www.sedar.com. Financial information in respect of CoinSmart is provided in the CoinSmart Financial Statements and CoinSmart MD&A. CoinSmart Shareholders may contact CoinSmart at its principal office address at 1075 Bay Street, Unit 403, Toronto, ON M5B 2B2, to request copies of the CoinSmart Financial Statements or the CoinSmart MD&A.

The information contained or referred to in this Information Circular with respect to WonderFi and its subsidiaries has been furnished by WonderFi. WonderFi and its respective directors and officers have relied on the information relating to Coinsquare and its Subsidiaries as provided by Coinsquare, and CoinSmart and its Subsidiaries as provided by CoinSmart, respectively, and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to Coinsquare has been furnished by Coinsquare. Coinsquare and its respective directors and officers have relied on the information relating to WonderFi and its Subsidiaries as provided by WonderFi, and CoinSmart and its Subsidiaries as provided by CoinSmart, respectively, and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to CoinSmart has been furnished by CoinSmart. CoinSmart and its respective directors and officers have relied on the information relating to WonderFi and its Subsidiaries as provided by WonderFi, and Coinsquare and its Subsidiaries as provided by Coinsquare, respectively, and take no responsibility for any errors in such information or omissions therefrom.

WONDERFI BOARD APPROVAL

The contents of this Information Circular and the sending thereof to the WonderFi Shareholders have been approved by the WonderFi Board.

DATED as of May 12, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF WONDERFI TECHNOLOGIES INC.

"Dean Skurka"
Dean Skurka Director, President, and Interim Chief Executive Officer

COINSQUARE BOARD APPROVAL

The contents of this Information Circular and the sending thereof to the Coinsquare Shareholders have been approved by the Coinsquare Board.

DATED as of May 12, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF COINSQUARE LTD.

"Martin Piszel"
Martin Piszel Chief Executive Officer & Director

COINSMART BOARD APPROVAL

The contents of this Information Circular and the sending thereof to the CoinSmart Shareholders have been approved by the CoinSmart Board.

DATED as of May 12, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF COINSMART FINANCIAL INC.

"Justin Hartzman"
Justin Hartzman Chief Executive Officer & Director

CONSENT OF HAYWOOD SECURITIES INC.

To the Board of Directors of WonderFi Technologies Inc. ("WonderFi")

Reference is made to the fairness opinion dated April 2, 2023 (the "WonderFi Fairness Opinion"), which we prepared for the board of directors in connection with the proposed business combination transaction involving WonderFi, Coinsquare Ltd. ("Coinsquare"), and CoinSmart Financial Inc. ("CoinSmart").

We hereby consent to the inclusion of the WonderFi Fairness Opinion, a summary of the WonderFi Fairness Opinion and the use of our firm name in the joint management information circular of WonderFi, Coinsquare, and CoinSmart dated May 12, 2023. In providing such consent, we do not intend or permit that any Person other than the board of directors of WonderFi may rely upon the WonderFi Fairness Opinion, which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

DATED as of May 12, 2023

"Signed"

HAYWOOD SECURITIES INC.

CONSENT OF ORIGIN MERCHANT PARTNERS

To the Board of Directors of Coinsquare Ltd. ("Coinsquare")

Reference is made to the fairness opinion dated April 2, 2023 (the "Coinsquare Fairness Opinion"), which we prepared for the board of directors in connection with the proposed business combination transaction involving WonderFi Technologies Inc. ("WonderFi"), Coinsquare, and CoinSmart Financial Inc. ("CoinSmart").

We hereby consent to the inclusion of a summary of the Coinsquare Fairness Opinion and the use of our firm name in the joint management information circular of WonderFi, Coinsquare, and CoinSmart dated May 12, 2023. In providing such consent, we do not intend or permit that any Person other than the board of directors of Coinsquare may rely upon the Coinsquare Fairness Opinion, which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

DATED as of May 12, 2023

"Signed"

ORIGIN MERCHANT PARTNERS

CONSENT OF EIGHT CAPITAL

To the Board of Directors of CoinSmart Financial Inc. ("CoinSmart")

Reference is made to the fairness opinion dated March 27, 2023 (the "CoinSmart Fairness Opinion"), which we prepared for the board of directors in connection with the proposed business combination transaction involving WonderFi Technologies Inc. ("WonderFi"), Coinsquare Ltd. ("Coinsquare"), and CoinSmart.

We hereby consent to the inclusion of the CoinSmart Fairness Opinion, a summary of the CoinSmart Fairness Opinion and the use of our firm name in the joint management information circular of WonderFi, Coinsquare, and CoinSmart dated May 12, 2023. In providing such consent, we do not intend or permit that any Person other than the board of directors of CoinSmart may rely upon the CoinSmart Fairness Opinion, which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

DATED as of May 12, 2023

"Signed"

EIGHT CAPITAL

SCHEDULE A
WONDERFI TRANSACTION RESOLUTION

BE IT RESOLVED THAT:

1. The issuance by WonderFi Technologies Inc. ( "WonderFi") of such number of common shares in the capital of WonderFi ("WonderFi Shares") as shall be necessary in connection with the transactions (the "Transaction") contemplated by and pursuant to the terms of that certain business combination agreement between WonderFi, CoinSmart Financial Inc. and Coinsquare Ltd. dated as of April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Business Combination Agreement") and the CoinSmart Plan of Arrangement and Coinsquare Plan of Arrangement (as such capitalized terms are defined in the Business Combination Agreement), as follows, is hereby authorized and approved:

(a) up to 269,727,083 WonderFi Shares to be issued under the Coinsquare Plan of Arrangement in respect of Coinsquare Shares;

(b) up to 119,181,745 WonderFi Shares to be issued under the CoinSmart Plan of Arrangement in respect of CoinSmart Shares;

(c) a sufficient number of WonderFi Shares issuable in the event that WonderFi elects to satisfy certain obligations in respect of Earnout Rights by issuing WonderFi Shares in settlement of the Earnout Rights;

(d) up to 11,661,390 WonderFi Shares issuable under the Coinsquare Plan of Arrangement in respect of the 1,678,684 Coinsquare Options that were "in-the-money options" as at the date of the Business Combination Agreement;

(e) up to 10,374,925 WonderFi Shares issuable under the Coinsquare Plan of Arrangement in respect of the Coinsquare Options that were not "in-the-money options" as at the date of the Business Combination Agreement, and an additional 2,778,698 WonderFi Shares in respect of WonderFi Shares issuable on exercise of an additional 400,000 Coinsquare stock options permitted to be issued during the interim period between execution of the Business Combination Agreement and closing of the Transaction;

(f) up to 2,491,008 WonderFi Shares issuable under the CoinSmart Plan of Arrangement in respect of the 1,382,770 CoinSmart Options that were "in-the-money options" as at the date of the Business Combination Agreement;

(g) up to 1,064,891 WonderFi Shares issuable under the CoinSmart Plan of Arrangement in respect of the CoinSmart Options that were not "in-the-money options" as at the date of the Business Combination Agreement, and an additional 1,080,877 WonderFi Shares in respect of WonderFi Shares issuable on exercise of an additional 600,000 CoinSmart stock options permitted to be issued during the interim period between execution of the Business Combination Agreement and closing of the Transaction;

(h) up to 1,317,256 WonderFi Shares issuable in respect of the CoinSmart Warrants;

(i) a sufficient number of WonderFi Shares issuable in the event that WonderFi (as the Combined Company (as defined in the Business Combination Agreement)) determines to satisfy up to 50% of its fee obligations to Origin Merchant Partners at a price per share equal to the 5-day volume-weighted average price of the WonderFi Shares prior to the effective date of the Transaction, with the balance to be paid in cash at closing of the Transaction;

(j) up to an aggregate of 4,500,000 WonderFi Shares to be issued to the following members of the Steering Committee (as defined in the Business Combination Agreement): Jason Theofilos, Michael Wekerle, and Scott Paterson;

(k) up to 1,500,000 WonderFi Shares issuable to Eric Richmond (an officer of Coinsquare) as a milestone payment obligation; and

(l) in accordance with the rules and policies of the Toronto Stock Exchange, the issuance of up to an additional 143,381,394 WonderFi Shares, being 25% of the number of WonderFi Shares approved by WonderFi Shareholders for the Transaction.

2. Any one director or officer of WonderFi be and is hereby authorized and directed for and on behalf of WonderFi to execute or cause to be executed and to deliver or cause to be delivered, under the corporate seal of WonderFi or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, the Business Combination Agreement and the completion of the Transaction (as defined in the Business Combination Agreement) in accordance with the terms of the Business Combination Agreement and the matters authorized thereby, including:

(a) all actions required to be taken by or on behalf of WonderFi, and all necessary filings and obtaining the necessary approvals, consents and acceptances of the appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Business Combination Agreement or otherwise to be entered into by WonderFi,

(c) such determination, in each case, to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

SCHEDULE B
COINSQUARE ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (the "Coinsquare Arrangement") under section 192 of the Canada Business Corporations Act involving Coinsquare Ltd. ("Coinsquare") and WonderFi Technologies Inc. ("WonderFi") and securityholders of Coinsquare, all as more particularly described and set forth in the joint management information circular (the "Circular") of Coinsquare, WonderFi and CoinSmart Financial Inc. ("CoinSmart") accompanying the notice of this meeting (as the Coinsquare Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2. the business combination agreement (the "BCA") between Coinsquare, WonderFi and CoinSmart dated April 2, 2023 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of Coinsquare in approving the Coinsquare Arrangement and the actions of the directors and officers of Coinsquare in executing and delivering the BCA and any amendments thereto are hereby ratified, authorized and approved;

3. the plan of arrangement (the "Coinsquare Plan of Arrangement") of Coinsquare implementing the Coinsquare Arrangement, the full text of which is set out in Schedule D to the BCA (as the Coinsquare Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

4. notwithstanding that this resolution has been passed (and the Coinsquare Arrangement approved) by the shareholders of Coinsquare or that the Coinsquare Arrangement has been approved by the Supreme Court of British Columbia, the directors of Coinsquare are hereby authorized and empowered, without further notice to, or approval of, the shareholders and securityholders of Coinsquare to:

(a) amend the BCA or the Coinsquare Plan of Arrangement to the extent permitted by the BCA or the Coinsquare Plan of Arrangement; or

(b) subject to the terms of the BCA, not proceed with the Coinsquare Arrangement;

5. any director or officer of Coinsquare is hereby authorized and directed for and on behalf of Coinsquare to execute, whether under corporate seal of Coinsquare or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the BCA for filing; and

6. any one or more directors or officers of Coinsquare is hereby authorized, for and on behalf and in the name of Coinsquare, to execute and deliver, whether under corporate seal of Coinsquare or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the BCA and the completion of the Coinsquare Plan of Arrangement in accordance with the terms of the BCA, including:

(a) all actions required to be taken by or on behalf of Coinsquare, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the BCA or otherwise to be entered into by Coinsquare;

7. such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
COINSMART ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (the "CoinSmart Arrangement") under section 288 of the Business Corporations Act (British Columbia) involving CoinSmart Financial Inc. ("CoinSmart") and WonderFi Technologies Inc. ("WonderFi") and securityholders of CoinSmart, all as more particularly described and set forth in the joint management information circular (the "Circular") of CoinSmart, WonderFi and Coinsquare Ltd. ("Coinsquare") accompanying the notice of this meeting (as the CoinSmart Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2. the business combination agreement (the "BCA") between CoinSmart, WonderFi and Coinsquare dated April 2, 2023 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of CoinSmart in approving the CoinSmart Arrangement and the actions of the directors and officers of CoinSmart in executing and delivering the BCA and any amendments thereto are hereby ratified, authorized and approved;

3. the plan of arrangement (the "CoinSmart Plan of Arrangement") of CoinSmart implementing the CoinSmart Arrangement, the full text of which is set out in Schedule E to the BCA (as the CoinSmart Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

4. notwithstanding that this resolution has been passed (and the CoinSmart Arrangement approved) by the shareholders of CoinSmart or that the CoinSmart Arrangement has been approved by the Supreme Court of British Columbia, the directors of CoinSmart are hereby authorized and empowered, without further notice to, or approval of, the shareholders and securityholders of CoinSmart to:

(a) amend the BCA or the CoinSmart Plan of Arrangement to the extent permitted by the BCA or the CoinSmart Plan of Arrangement; or

(b) subject to the terms of the BCA, not proceed with the CoinSmart Arrangement;

5. any director or officer of CoinSmart is hereby authorized and directed for and on behalf of CoinSmart to execute, whether under corporate seal of CoinSmart or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the BCA for filing; and

6. any one or more directors or officers of CoinSmart is hereby authorized, for and on behalf and in the name of CoinSmart, to execute and deliver, whether under corporate seal of CoinSmart or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the BCA and the completion of the CoinSmart Plan of Arrangement in accordance with the terms of the BCA, including:

(a) all actions required to be taken by or on behalf of CoinSmart, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the BCA or otherwise to be entered into by CoinSmart;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE D
COINSQUARE PLAN OF ARRANGEMENT

See attached.

COINSQUARE PLAN OF ARRANGEMENT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"affiliate" shall have the meaning ascribed thereto in the Securities Act (Ontario);

"Applicable Laws" has the meaning given to it in the Business Combination Agreement;

"Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 10.04 of the Business Combination Agreement or Section 6.1 hereof or at the direction of the Court in the Final Order with the prior written consent of the Company, CoinSmart, and WonderFi, each acting reasonably;

"Arrangement Resolution" means the special resolution of the Company Shareholders and the ordinary resolution of the Disinterested Company Shareholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B of the Business Combination Agreement;

"Business Combination Agreement" means the business combination agreement dated April 2, 2023 between WonderFi, CoinSmart, and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

"CoinSmart" means CoinSmart Financial Inc., a corporation existing under the laws of the Province of British Columbia;

"Company" means Coinsquare Ltd., a corporation existing under the federal laws of Canada;

"Company Incentive Plan" means the fourth amended and restated share option plan of Coinsquare, effective April 12, 2022;

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Business Combination Agreement, to be called and held in accordance with the Business Combination Agreement and the Interim Order for the Company to consider the Arrangement Resolution;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Incentive Plan or otherwise;

"Company Optionholder" means a holder of Company Options;

"Company Securityholders" means the holders of outstanding Company Shares and Company Options.

"Company Shareholder" means a holder of Company Shares;

"Company Shares" means the common shares of the Company, as currently constituted;

"Consideration" means the consideration to be received by the Company Shareholders (other than Dissenting Shareholders or WonderFi to the extent it is a Company Shareholder) pursuant to this Plan of Arrangement as consideration for the exchange of Company Shares for WonderFi Shares in accordance with the terms hereof and distributed to such Company Shareholders proportionate to their respective ownership interests in the Company Shares as at the Effective Time, consisting of 6.946745 WonderFi Shares in exchange for each Company Share, with certain Consideration Shares issuable thereunder being subject to the Escrow Conditions;

"Consideration Shares" means the WonderFi Shares to be received by the Company Shareholders pursuant to this Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or financial institution agreed to in writing by the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for certificates (or direct registration statements) representing Consideration Shares in connection with the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Part XV section 190 of the CBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"Disinterested Company Shareholders" means the Company Shareholders excluding persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"DRS" shall have the meaning ascribed thereto in Section 3.2 of this Plan of Arrangement;

"Effective Date" means the date upon which the Arrangement becomes effective as set out in the Business Combination Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

"Eligible Holder" means a beneficial owner of Company Shares immediately prior to the Effective Time who is (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member (including an indirect member through one or more other partnerships) of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

"Encumbrance" has the meaning given to it in the Business Combination Agreement;

"Escrow Conditions" has the meaning given to it in the Business Combination Agreement;

"Exchange Ratio" means, in respect of Company Shares, 6.946745 WonderFi Shares for each Company Share;

"Final Order" means the final order of the Court pursuant to section 192 of the CBCA, after being informed of the intention to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares and the New WonderFi Options to Company Securityholders in the United States pursuant to the Arrangement and the Business Combination Agreement, approving the Arrangement in form and substance acceptable to the Parties, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

"final proscription date" shall have the meaning ascribed thereto Section 5.5 of this Plan of Arrangement;

"Former Company Shareholders" means the holders of Company Shares immediately prior to the Effective Time;

"Governmental Authority" has the meaning given to it in the Business Combination Agreement;

"Interim Order" means the interim order of the Court pursuant to Section 192 of the CBCA, to be issued following the application therefor contemplated by Section 2.02(1) of the Business Combination Agreement and after being informed of the intention to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares and the New WonderFi Options to Company Securityholders in the United States pursuant to the Arrangement and the Business Combination Agreement, in form and substance acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably;

"In-the-Money Amount" means, in respect of a Company Option or New WonderFi Option, as applicable, at any time, the positive amount, if any, at that time, by which (i) the product obtained by multiplying (A) the number of Company Shares or WonderFi Shares, as applicable, underlying such option at that time by (B) the fair market value of such shares at that time, exceeds (ii) the aggregate purchase price payable at that time pursuant to such option in order to acquire the Company Shares or WonderFi Shares, as applicable underlying such option;

"In-the-Money Option" means a Company Option having an In-the-Money Amount;

"New WonderFi Options" means options to purchase WonderFi Shares having the terms and conditions set forth in Schedule G of the Business Combination Agreement.

"Parties" means, the Company, CoinSmart, and WonderFi, and "Party" means any of them;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with Section 10.04 of the Business Combination Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

"Tax" and "Taxes" have the meanings given to them in the Business Combination Agreement;

"Tax Act" means the Income Tax Act (Canada);

"Tax Exempt Person" means a person who is exempt from tax under Part I of the Tax Act;

"Transmittal Letter" means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

"TSX" means the Toronto Stock Exchange;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Securities Act" means the United States Securities Act of 1933;

"WonderFi" means WonderFi Technologies Inc., a corporation existing under the laws of the Province of British Columbia; and

"WonderFi Shares" means the common shares of WonderFi.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7 Governing Laws

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8 Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon WonderFi, CoinSmart, the Company, and the Company Securityholders.

ARTICLE 2
BUSINESS COMBINATION AGREEMENT

2.1 Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3
ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a) each Company Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to the Company and the Company shall thereupon be obliged to pay the amount therefor (using its own funds and not funds provided directly or indirectly by WonderFi) determined and payable in accordance with Article 3 hereof, and: (i) the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholders will cease to have any rights as Company Shareholders other than the right to be paid the fair value for their Company Shares by the Company;

(b) each Company Share (other than a Company Share held by a Dissenting Shareholder or a Company Share held by WonderFi or any Subsidiary of WonderFi) shall be deemed to be transferred to WonderFi and, in consideration therefor, WonderFi shall issue the Consideration;

(c) each Company Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for Company Shares in accordance with the terms of the Company incentive Plan and terms of the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor; and

(d) each Company Option that is not described in Section 3.1(c) shall be exchanged for a New WonderFi Option entitling the holder thereof to purchase from WonderFi, in accordance with the terms and conditions set forth in Schedule G of the Business Combination Agreement, such number of WonderFi Shares equal to (i) the Exchange Ratio multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Date, whereupon such Company Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Company Option in exchange for which such New WonderFi Option was issued divided by the Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the Company Options that is required by the TSX to be approved by the holders of WonderFi Shares and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Company Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Company Shares;  provided, however, that it is intended that subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) shall apply to such exchange of Company Options for New WonderFi Options and, notwithstanding the foregoing, if and to the extent that the In-the-Money Amount, if any, of any such New WonderFi Option at the time of its issuance (prior to any adjustment pursuant to this proviso) would otherwise exceed the In-the-Money Amount, if any, of the Company Option in exchange for which such New WonderFi Option was issued immediately before such exchange, then the exercise price of such New WonderFi Option shall be increased, nunc pro tunc, as necessary so that no such excess exists at that time. If the foregoing would result in the issuance of a fraction of a WonderFi Share on any particular exercise of New WonderFi Options, then (i) the number of WonderFi Shares so issuable shall be rounded down to the nearest whole number of WonderFi Shares and (ii) the aggregate exercise price payable on any particular exercise of New WonderFi Options shall be rounded up to the nearest whole cent.

3.2 Effective Time Procedures

(a) Following the receipt of the Final Order and prior to the Effective Date, WonderFi shall deliver or arrange to be delivered to the Depositary certificates or direct registration system ("DRS") advice-statements representing the Consideration Shares required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

(b) Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Consideration Shares to which they are entitled pursuant to Section 3.1.

3.3 Consideration Shares

(a) No fractional Consideration Shares shall be issued to Former Company Shareholders. The number of Consideration Shares to be issued to Former Company Shareholders on the Effective Date shall be rounded down to the nearest whole Consideration Share, on a holder-by-holder basis, in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Consideration Share on the Effective Date. In calculating such fractional interests, all Consideration Shares registered in the name of or beneficially held by a Former Company Shareholder or their nominee shall be aggregated.

(b) All Consideration Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the CBCA.

3.4 Adjustment to Consideration for Dividends

With the exception of the distribution by the Company of its holdings in Mogo Inc. and FRNT Financial Inc. to the Company Shareholders (so long as such distribution does not result in adverse tax consequences to the Company (or, following completion of the Arrangement, WonderFi)), if on or following the date of the Business Combination Agreement, the Company declares, sets aside or pays any dividend or other distribution to the Company Shareholders prior to the Effective Time, the Consideration per Company Share shall be adjusted as provided for in Section 8.04 of the Business Combination Agreement.

3.5 Section 85 Election

If requested by an Eligible Holder, then WonderFi shall make one or more joint income tax elections with such Eligible Holder in respect of the disposition of its Company Shares pursuant to section 85 of the Tax Act (and in each case, where applicable, the corresponding provision of any applicable provincial income tax legislation). The agreed amount under such joint elections shall be determined by such Eligible Holder in its sole discretion within the limits set out in the Tax Act. In order to make an election, the Eligible Holder must provide the required election form containing all necessary information of which it has knowledge (including the number of Company Shares transferred, the Consideration received and the applicable elected amount for purposes of such election) on or before the day that is ninety (90) calendar days after the Effective Date. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and any applicable provincial income tax law), the forms will be signed by WonderFi and returned by WonderFi to the Eligible Holder within thirty (30) days following delivery by the Eligible Holder of the election forms to WonderFi for filing with the Canada Revenue Agency (and any applicable provincial taxing authority). With the exception of the execution by WonderFi of prescribed forms for purposes of the election and of the furnishing of such information as is properly within the knowledge of WonderFi (such as its business number and registered address), compliance with the requirements for a valid election, including the selection of the appropriate elected amount for the prescribed form and the filing of the completed and executed form with the appropriate Governmental Authority, will be the sole responsibility of the Eligible Holder making the election. Provided that WonderFi fulfils its obligations to make the joint election contemplated in this Section 3.4 and furnishes such information as is properly within its knowledge, neither WonderFi nor the Company will be responsible for Taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any such election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial income tax legislation. In its sole discretion, WonderFi may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but WonderFi will have no obligation to do so.

3.6 U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that the Plan of Arrangement will be carried out with the intention that all Consideration Shares and New WonderFi Options issued on completion of the Plan of Arrangement to the applicable Company Securityholders in the United States will be issued by WonderFi in reliance on the exemption from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Business Combination Agreement. Company Optionholders entitled to receive New WonderFi Options will be advised that the New WonderFi Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by WonderFi in reliance on the Section 3(a)(10) Exemption, but that such exemption does not exempt the issuance of securities upon the exercise of such New WonderFi Options; therefore, the underlying WonderFi Shares issuable upon the exercise of the New WonderFi Options, if any, cannot be issued in the United States in reliance upon Section 3(a)(10) Exemption and the New WonderFi Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

ARTICLE 4
DISSENT RIGHTS

4.1 Dissent Rights

Registered Company Shareholders (other than WonderFi, CoinSmart, and their respective affiliates, as applicable) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Part XV section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company at its registered office not later than 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all Encumbrances, as provided in Section 3.1(a), and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company (using its own funds and not funds directly or indirectly provided by WonderFi), which fair value, notwithstanding anything to the contrary contained in Part XV section 190 of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b) is ultimately not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2 Recognition of Dissenting Holders

(a) In no circumstances shall WonderFi, CoinSmart, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b) For greater certainty, in no case shall WonderFi, CoinSmart, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Part XV section 190 of the CBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder's Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (iii) any holder of any other securities of the Company exercisable for Company Shares.

ARTICLE 5
DELIVERY OF CONSIDERATION SHARES

5.1 Delivery of the Consideration Shares

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Consideration Shares in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the CBCA and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Consideration Shares that such holder is entitled to receive in accordance with Section 3.1, subject to the Escrow Conditions.

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS advice-statement representing Consideration Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1.

5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate or DRS advice-statement representing Consideration Shares that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate or DRS advice-statement representing Consideration Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Consideration Shares is to be delivered shall, as a condition precedent to the delivery of such Consideration Shares, give a bond satisfactory to WonderFi, the Company, CoinSmart, and the Depositary in such amount as WonderFi, the Company, CoinSmart, and the Depositary may direct, or otherwise indemnify WonderFi, the Company, CoinSmart, and the Depositary in a manner satisfactory to WonderFi, the Company, CoinSmart, and the Depositary, against any claim that may be made against WonderFi, the Company, CoinSmart, or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the WonderFi Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Applicable Laws and to Section 5.1, at the time of such compliance, there shall, in addition to the delivery of a certificate or DRS advice-statement representing Consideration Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares.

5.4 Withholding Rights

Each of WonderFi, the Company and the Depositary, as applicable, will be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person pursuant to this Plan of Arrangement (including, for greater certainty, Company Securityholders and Company Dissenting Shareholders), such Taxes or other amounts as WonderFi, the Company or the Depositary is required or permitted to deduct or withhold in connection with such payment or delivery under the Tax Act, or any other provisions of any Applicable Law. To the extent that amounts so deducted and withheld are remitted to the appropriate Governmental Authority, such deducted, withheld and remitted amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to such Person in respect of which such deduction, withholding and remittance was made. Each of WonderFi, the Company and the Depositary is hereby authorized to sell or dispose (on behalf of the applicable Person in respect of which such deduction, withholding and remittance is to be made) of such portion of Consideration Shares payable as consideration hereunder as is necessary to provide sufficient funds to enable it to implement such deduction, withholding and remittance, and WonderFi, the Company and the Depositary, as applicable, will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

5.5 Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the "final proscription date"), then the Consideration Shares that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, the certificates or DRS advice-statements representing such Consideration Shares shall be delivered to WonderFi by the Depositary and the same shall be cancelled by WonderFi, and the interest of the Former Company Shareholder in such Consideration Shares shall be terminated as of such final proscription date.

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

WonderFi, CoinSmart, and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by WonderFi, CoinSmart, and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that each of WonderFi and CoinSmart shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of WonderFi, CoinSmart, and the Company; and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of WonderFi, CoinSmart, and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE E
COINSMART PLAN OF ARRANGEMENT

As attached.

COINSMART PLAN OF ARRANGEMENT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"affiliate" shall have the meaning ascribed thereto in the Securities Act (Ontario);

"Applicable Laws" has the meaning given to it in the Business Combination Agreement;

"Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 10.04 of the Business Combination Agreement or Section 6.1 hereof or at the direction of the Court in the Final Order with the prior written consent of the Company, Coinsquare, and WonderFi, each acting reasonably;

"Arrangement Resolution" means the special resolution of the Company Shareholders and the ordinary resolution of the Disinterested Company Shareholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule C of the Business Combination Agreement;

"BCBCA" means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder, as amended from time to time;

"Business Combination Agreement" means the business combination agreement dated April 2, 2023 between WonderFi, Coinsquare, and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

"Coinsquare" means Coinsquare Ltd., a corporation existing under the federal laws of Canada;

"Company" means CoinSmart Financial Inc., a corporation existing under the laws of the Province of British Columbia;

"Company Incentive Plan" means the omnibus long term incentive plan of the Company, effective as of November 2, 2021;

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Business Combination Agreement, to be called and held in accordance with the Business Combination Agreement and the Interim Order for the Company to consider the Arrangement Resolution;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Incentive Plan or otherwise;

"Company Optionholder" means a holder of Company Options;

"Company RSU" has the meaning given to "RSU" in the Company Incentive Plan.

"Company Securityholders" means the holders of outstanding Company Shares, Company Options and Company RSUs;

"Company Shareholder" means a holder of Company Shares;

"Company Shares" means the common shares of the Company, as currently constituted;

"Consideration" means the consideration to be received by the Company Shareholders (other than Dissenting Shareholders or WonderFi to the extent it is a Company Shareholder) pursuant to this Plan of Arrangement as consideration for the exchange of Company Shares for WonderFi Shares and Earnout Rights in accordance with the terms hereof, and distributed to such Company Shareholders proportionate to their respective ownership interests in the Company Shares as at the Effective Time, consisting of: (a) 1.801462 WonderFi Shares in exchange for each Company Share; and (b) one Earnout Right in exchange for each Company Share, reflecting each Company Shareholder's post-Closing right to receive its proportionate interest in the Earnout;

"Consideration Shares" means the WonderFi Shares to be received by the Company Shareholders pursuant to this Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"Crypto Assets" means bitcoin, ether, crypto currency and anything commonly considered a crypto asset, digital or virtual currency, or digital or virtual tokens, that are not themselves securities or derivatives;

"Depositary" means any trust company, bank or financial institution agreed to in writing by the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for certificates (or direct registration statements) representing Consideration Shares in connection with the Arrangement, and which may be the same entity as the Earnout Rights Agent;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"Disinterested Company Shareholders" means the Company Shareholders excluding persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"DRS" shall have the meaning ascribed thereto in Section 3.2 of this Plan of Arrangement;

"Early Payment Amount" has the meaning ascribed thereto in the Earnout Rights Indenture;

"Earnout" means the portion of the proceeds of disposition payable in consideration for the sale of the Company Shares to be sold by the Company Shareholders pursuant to the Business Combination Agreement and this Plan of Arrangement that is determined by reference to the Earnout Amount;

"Earnout Amount" means the SmartPay Revenue, which is an amount determined by reference to the underlying goodwill of the Company represented by the future revenues generated by its underlying assets and which would not otherwise be paid as a dividend to the Company Shareholders (who become WonderFi Shareholders pursuant to this Plan of Arrangement) in the normal course;

"Earnout Payment" means a SmartPay Revenue Payment;

"Earnout Right" means an earnout right of WonderFi to be issued to the Company Shareholders in accordance with the terms and conditions of the Earnout Rights Indenture and this Plan of Arrangement and governed by the Earnout Rights Indenture, with each Earnout Right representing a proportionate interest in the entitlement of all holders of Earnout Rights to receive the Earnout (including any Earnout Payment, Sale Payment and/or Early Payment Amount) in accordance with the Earnout Rights Indenture;

"Earnout Rights Agent" means any trust company, bank or financial institution agreed to in writing by the Parties, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for certificates (or direct registration statements) representing Earnout Rights in connection with the Arrangement, and which may be the same entity as the Depositary;

"Earnout Rights Indenture" means the earnout rights indenture to be entered into between WonderFi and an earnout rights agent, to be agreed to by the Parties acting reasonably, in substantially the form attached as Schedule H to the Business Combination Agreement;

"Effective Date" means the date upon which the Arrangement becomes effective as set out in the Business Combination Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

"Eligible Holder" means a beneficial owner of Company Shares immediately prior to the Effective Time who is (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member (including an indirect member through one or more other partnerships) of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

"Encumbrance" has the meaning given to it in the Business Combination Agreement;

"Exchange Ratio" means, in respect of Company Shares, 1.801462 WonderFi Shares for each Company Share;

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, after being informed of the intention to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares, the Earnout Rights, and the New WonderFi Options to Company Securityholders in the United States pursuant to the Arrangement and the Business Combination Agreement, approving the Arrangement in form and substance acceptable to the Parties, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

"final proscription date" shall have the meaning ascribed thereto Section 5.5 of this Plan of Arrangement;

"Former Company Shareholders" means the holders of Company Shares immediately prior to the Effective Time;

"Governmental Authority" has the meaning given to it in the Business Combination Agreement;

"Holder Committee" has the meaning given to it in the Earnout Rights Indenture;

"Interim Order" means the interim order of the Court pursuant to Section 291 of the BCBCA, to be issued following the application therefor contemplated by Section 2.02(1) of the Business Combination Agreement and after being informed of the intention to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares, the Earnout Rights and the New WonderFi Options to Company Securityholders in the United States pursuant to the Arrangement and the Business Combination Agreement, in form and substance acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably;

"In-the-Money Amount" means, in respect of a Company Option or New WonderFi Option, as applicable, at any time, the positive amount, if any, at that time, by which (i) the product obtained by multiplying (A) the number of Company Shares or WonderFi Shares, as applicable, underlying such option at that time by (B) the fair market value of such shares at that time, exceeds (ii) the aggregate purchase price payable at that time pursuant to such option in order to acquire the Company Shares or WonderFi Shares, as applicable, underlying such option;

"In-the-Money Option" means a Company Option having an In-the-Money Amount;

"New WonderFi Options" means options to purchase WonderFi Shares having the terms and conditions set forth in Schedule G of the Business Combination Agreement;

"Parties" means, the Company, Coinsquare, and WonderFi, and "Party" means any of them;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with Section 10.04 of the Business Combination Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court;

"Sale Payment" has the meaning ascribed thereto in the Earnout Rights Indenture;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

"SmartPay" means the Crypto Assets payments and invoicing platform operated by the Company and its Subsidiaries;

"SmartPay Revenue" has the meaning ascribed thereto in the Earnout Rights Indenture;

"SmartPay Revenue Payment" has the meaning ascribed thereto in the Earnout Rights Indenture;

"Tax" and "Taxes" have the meanings given to them in the Business Combination Agreement;

"Tax Act" means the Income Tax Act (Canada);

"Tax Exempt Person" means a person who is exempt from tax under Part I of the Tax Act;

"Transmittal Letter" means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

"TSX" means the Toronto Stock Exchange;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Securities Act" means the United States Securities Act of 1933;

"WonderFi" means WonderFi Technologies Inc., a corporation existing under the laws of the Province of British Columbia;

"WonderFi Shares" means the common shares of WonderFi; and

"WonderFi Shareholders" has the meaning given to it in the Business Combination Agreement.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7 Governing Laws

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8 Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon WonderFi, Coinsquare, the Company and the Company Securityholders.

ARTICLE 2
BUSINESS COMBINATION AGREEMENT

2.1 Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3
ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a) each Company Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to the Company and the Company shall thereupon be obliged to pay the amount therefor (using its own funds and not funds provided directly or indirectly by WonderFi) determined and payable in accordance with Article 3 hereof, and: (i) the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholders will cease to have any rights as Company Shareholders other than the right to be paid the fair value for their Company Shares by the Company;

(b) each Company Share (other than a Company Share held by a Dissenting Shareholder or a Company Share held by WonderFi or any Subsidiary of WonderFi) shall be deemed to be transferred to WonderFi and, in consideration therefor, WonderFi shall issue the Consideration;

(c) each Company Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for Company Shares in accordance with the terms of the Company Incentive Plan and terms of the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor;

(d) each Company Option that is not described in Section 3.1(c) shall be exchanged for a New WonderFi Option entitling the holder thereof to purchase from WonderFi, in accordance with the terms and conditions set forth in Schedule G of the Business Combination Agreement, such number of WonderFi Shares equal to (i) the Exchange Ratio multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Date, whereupon such Company Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Company Option in exchange for which such New WonderFi Option was issued divided by the Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the Company Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Company Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Company Shares; provided, however, that it is intended that subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) shall apply to such exchange of Company Options for New WonderFi Options and, notwithstanding the foregoing, if and to the extent that the In-the-Money Amount, if any, of any such New WonderFi Option at the time of its issuance (prior to any adjustment pursuant to this proviso) would otherwise exceed the In-the-Money Amount, if any, of the Company Option in exchange for which such New WonderFi Option was issued immediately before such exchange, then the exercise price of such New WonderFi Option shall be increased, nunc pro tunc, as necessary so that no such excess exists at that time. If the foregoing would result in the issuance of a fraction of a WonderFi Share on any particular exercise of New WonderFi Options, then (i) the number of WonderFi Shares so issuable shall be rounded down to the nearest whole number of WonderFi Shares and (ii) the aggregate exercise price payable on any particular exercise of New WonderFi Options shall be rounded up to the nearest whole cent; and

(e) each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested) which has not otherwise been settled in accordance with the terms of the Company Incentive Plan and terms of the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor.

3.2 Effective Time Procedures

(a) Following the receipt of the Final Order and prior to the Effective Date, WonderFi shall deliver or arrange to be delivered to the Depositary (i) certificates or direct registration system ("DRS") advice-statements representing the Consideration Shares and (ii) certificates or DRS advice-statements representing the Earnout Rights, in each case required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

(b) Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Consideration Shares and Earnout Rights to which they are entitled pursuant to Section 3.1.

3.3 Consideration Shares and Earnout Rights

(a) No fractional Consideration Shares shall be issued to Former Company Shareholders. The number of Consideration Shares to be issued to Former Company Shareholders on the Effective Date shall be rounded down to the nearest whole Consideration Share, on a holder-by-holder basis, in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Consideration Share on the Effective Date. In calculating such fractional interests, all Consideration Shares registered in the name of or beneficially held by a Former Company Shareholder or their nominee shall be aggregated.

(b) All Consideration Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA.

(c) All Earnout Rights issued pursuant hereto shall be validly issued and created under the Earnout Rights Indenture.

3.4 Adjustment to Consideration for Dividends

If on or following the date of the Business Combination Agreement, the Company declares, sets aside or pays any dividend or other distribution to the Company Shareholders prior to the Effective Time, the Consideration per Company Share shall be adjusted as provided for in Section 8.04 of the Business Combination Agreement.

3.5 Section 85 Election

If requested by an Eligible Holder, then WonderFi shall make one or more joint income tax elections with such Eligible Holder in respect of the disposition of its Company Shares pursuant to section 85 of the Tax Act (and in each case, where applicable, the corresponding provision of any applicable provincial income tax legislation). The agreed amount under such joint elections shall be determined by each Eligible Holder in its sole discretion within the limits set out in the Tax Act, and the fair market value of any Consideration under such joint elections shall be reported by each Eligible Holder in a uniform manner determined by the Holder Committee in its sole discretion. In order to make an election, the Eligible Holder must provide the required election form containing all necessary information of which it has knowledge (including the number of Company Shares transferred, the Consideration received and the applicable elected amount for purposes of such election) on or before the day that is ninety (90) calendar days after the Effective Date. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and any applicable provincial income tax law), the forms will be signed by WonderFi and returned by WonderFi to the Eligible Holder within thirty (30) days following delivery by the Eligible Holder of the election forms to WonderFi for filing with the Canada Revenue Agency (and any applicable provincial taxing authority). With the exception of the execution by WonderFi of prescribed forms for purposes of the election and of the furnishing of such information as is properly within the knowledge of WonderFi (such as its business number and registered address), compliance with the requirements for a valid election, including the selection of the appropriate elected amount for the prescribed form and the filing of the completed and executed form with the appropriate Governmental Authority, will be the sole responsibility of the Eligible Holder making the election. Provided that WonderFi fulfils its obligations to make the joint election contemplated in this Section 3.4 and furnishes such information as is properly within its knowledge, neither WonderFi nor the Company will be responsible for Taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any such election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial income tax legislation. In its sole discretion, WonderFi may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but WonderFi will have no obligation to do so.

3.6 U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that the Plan of Arrangement will be carried out with the intention that all Consideration Shares, Earnout Rights and New WonderFi Options issued on completion of the Plan of Arrangement to the applicable Company Securityholders in the United States will be issued by WonderFi in reliance on the exemption from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Business Combination Agreement. Company Optionholders entitled to receive New WonderFi Options will be advised that the New WonderFi Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by WonderFi in reliance on the Section 3(a)(10) Exemption, but that such exemption does not exempt the issuance of securities upon the exercise of such New WonderFi Options; therefore, the underlying WonderFi Shares issuable upon the exercise of the New WonderFi Options, if any, cannot be issued in the United States in reliance upon Section 3(a)(10) Exemption and the New WonderFi Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

ARTICLE 4
DISSENT RIGHTS

4.1 Dissent Rights

Registered Company Shareholders (other than WonderFi, Coinsquare, and their respective affiliates, as applicable) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company at its registered office not later than 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all Encumbrances, as provided in Section 3.1(a), and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company (using its own funds and not funds directly or indirectly provided by WonderFi), which fair value, notwithstanding anything to the contrary contained in Division 2 of Part 8 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b) is ultimately not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2 Recognition of Dissenting Holders

(a) In no circumstances shall WonderFi, Coinsquare, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b) For greater certainty, in no case shall WonderFi, Coinsquare, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any holder of Company RSUs; (iii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder's Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (iv) any holder of any other securities of the Company exercisable for Company Shares.

ARTICLE 5
DELIVERY OF CONSIDERATION SHARES AND EARNOUT RIGHTS

5.1 Delivery of the Consideration Shares and Earnout Rights

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Consideration Shares and Earnout Rights in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time: (a) a certificate or DRS advice-statement representing the Consideration Shares that such holder is entitled to receive in accordance with Section 3.1; and (b) a certificate or DRS advice-statement representing the Earnout Rights that such holder is entitled to receive in accordance with Section 3.1.

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor (a) a certificate or DRS advice-statement representing the Consideration Shares that the holder thereof is entitled to receive in accordance with Section 3.1; and (b) a certificate or DRS advice-statement representing the Earnout Rights that the holder thereof is entitled to receive in accordance with Section 3.1.

5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate or DRS advice-statement representing Consideration Shares and a certificate or DRS advice-statement representing the Earnout Rights, that such holder is entitled to receive in accordance with Section  3.1. When authorizing such delivery of a certificate or DRS advice-statement representing Consideration Shares and a certificate or DRS advice-statement representing the Earnout Rights that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such certificate or DRS advice-statement representing such Consideration Shares and certificate or DRS advice-statement representing the Earnout Rights is to be delivered shall, as a condition precedent to the delivery of such Consideration Shares and Earnout Rights, give a bond satisfactory to WonderFi, Coinsquare, the Company, and the Depositary in such amount as WonderFi, Coinsquare, the Company, and the Depositary may direct, or otherwise indemnify WonderFi, the Company, and the Depositary in a manner satisfactory to WonderFi, Coinsquare, the Company, and the Depositary, against any claim that may be made against WonderFi, Coinsquare, the Company, or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the WonderFi Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2.  Subject to Applicable Laws and to Section 5.1, at the time of such compliance, there shall, in addition to the delivery of a certificate or DRS advice-statement representing Consideration Shares and a certificate or DRS advice-statement representing the Earnout Rights to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares.

5.4 Withholding Rights

Each of WonderFi, the Company and the Depositary, as applicable, will be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person pursuant to this Plan of Arrangement (including, for greater certainty, Company Securityholders, holders of Company RSUs, and Company Dissenting Shareholders), such Taxes or other amounts as WonderFi, the Company or the Depositary are required or permitted to deduct or withhold in connection with such payment or delivery under the Tax Act, or any other provisions of any Applicable Law. To the extent that amounts so deducted and withheld are remitted to the appropriate Governmental Authority, such deducted, withheld and remitted amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to such Person in respect of which such deduction, withholding and remittance was made. Each of WonderFi, the Company and the Depositary are hereby authorized to sell or dispose (on behalf of the applicable Person in respect of which such deduction, withholding and remittance is to be made) of such portion of Consideration Shares payable as consideration hereunder as is necessary to provide sufficient funds to enable it to implement such deduction, withholding and remittance, and WonderFi, the Company and the Depositary, as applicable, will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

5.5 Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the "final proscription date"), then the Consideration Shares and Earnout Right that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, the certificates or DRS advice-statements representing such Consideration Shares and the certificate representing such Earnout Right shall be delivered to WonderFi by the Depositary and the same shall be cancelled by WonderFi, and the interest of the Former Company Shareholder in such Consideration Shares and Earnout Right shall be terminated as of such final proscription date.

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

WonderFi, Coinsquare, and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by WonderFi, Coinsquare, and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that each of WonderFi and Coinsquare shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of WonderFi, Coinsquare, and the Company; and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of WonderFi, Coinsquare, and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE F
WONDERFI FAIRNESS OPINION

As attached.

April 2, 2023

WonderFi Technologies Inc.

Suite 250, 780 Beatty Street

Vancouver, British Columbia

V6B 2M1

To the Board of Directors:

Haywood Securities Inc. ("Haywood") understands that WonderFi Technologies Inc. ("WonderFi") has entered into a business combination agreement (the "Agreement") with Coinsquare Ltd. ("Coinsquare") and Coinsmart Financial Inc. ("Coinsmart") pursuant to which WonderFi will acquire all of the issued and outstanding shares of Coinsquare (the "Coinsquare Shares") and Coinsmart ("Coinsmart Shares") by way of plans of arrangement in accordance with section 192 of the Canada Business Corporations Act and section 291 of the Business Corporations Act (British Columbia), respectively (the "Transaction").

Pursuant to the Transaction, shareholders of Coinsquare will receive an aggregate 269,727,080 common shares of in the capital of WonderFi ("WonderFi Shares"), and the shareholders of Coinsmart ("Coinsmart Shareholders") will receive an aggregate of 119,181,733 WonderFi Shares together with an earnout right entitling Coinsmart Shareholders to share proportionately in up to an additional $15,000,000 of total consideration, which may be paid in cash or a combination of cash and WonderFi Shares, based on the revenues of Coinsmart's SmartPay business (over a period of three years following closing of the Transaction) subject to adjustment pursuant to the Agreement (together, the "Consideration").

The above description is summary in nature. The specific terms and conditions of, and other matters relating to the Agreement and the Transaction will be more fully described in a management information circular (the "Circular") to be mailed to the shareholders of WonderFi ("WonderFi Shareholders") in connection with the Transaction.

Completion of the Transaction is subject to certain closing conditions customary for transactions of this nature including, among other things, approval of the Transaction by the Ontario Superior Court of Justice and the approval by the respective shareholders of each of WonderFi, Consquare and Coinsmart.

Head Office - Vancouver	Calgary	Toronto
Suite 700 Waterfront Center	808 First Street SW, Suite 301	Brookfield Place, 181 Bay Street
200 Burrard Street	Calgary, AB T2P 1M9	Suite 2910, PO Box 808
Vancouver, BC V6C 3L6		Toronto, ON M5J 2T3

Phone: (604) 697-7100	Phone: (403) 509-1900	Phone: (416) 507-2300
Facsimile: (604) 697-7499	Facsimile: (403) 509-1999	Facsimile: (416) 507-2399
Toll-Free: (800) 663-9499	Toll-Free: (877) 604-0044	Toll-Free: (866) 615-2225

The board of directors of WonderFi (the "Board") has retained Haywood to prepare and render an opinion (this "Fairness Opinion") to the Board as to the fairness of the Consideration, from a financial point of view, to WonderFi. Haywood has not prepared a "formal valuation" (within the meaning of Multilateral Instrument 61-101 ("MI 61-101")) of WonderFi, Coinsquare or Coinsmart or any of their subsidiaries and assets, and this Fairness Opinion should not be construed as such.

Engagement

Pursuant to a letter agreement dated March 22, 2023 (the "Engagement Agreement"), the Board engaged Haywood to prepare and render an opinion as to the fairness of the Consideration, from a financial point of view, to WonderFi.

Following its review of the terms of the Transaction, on April 2, 2023 Haywood rendered its verbal opinion to the Board to the effect that, based upon and subject to the various assumptions, explanations, and limitations, the Consideration to be paid by WonderFi pursuant to the Transaction was fair, from a financial point of view, to WonderFi. This Fairness Opinion confirms the verbal opinion rendered by Haywood to the Board on April 2, 2022. The data used for Haywood's analyses in the verbal opinion and in this Fairness Opinion is as of April 2, 2023.The terms of the Engagement Agreement provide that Haywood is to be paid a fixed fee for the delivery of the Fairness Opinion, no portion of which is conditional upon this Fairness Opinion being favorable. WonderFi has also agreed, in connection with the Engagement Agreement, to reimburse Haywood for its reasonable out-of-pocket expenses, whether or not the Transaction is completed, and to indemnify Haywood, its affiliates, and their respective directors, officers, employees, agents and controlling persons, against certain losses, claims, damages and liabilities which may arise directly or indirectly from services performed by Haywood in connection with its engagement.

Independence of Haywood

Neither Haywood, nor any of its associates or affiliates, is an insider, associate or affiliate of WonderFi, Coinsquare, Coinsmart or any of their respective associates or affiliates (individually, a "Party", and collectively, the "Parties"). Neither Haywood nor any of its associates or affiliates is an advisor to any Party in respect of the Transaction other than to the Board pursuant to the Engagement Agreement.

None of Haywood, its affiliates nor its associates have provided any financial advisory services or participated in any financings involving any of the Parties or any of their respective associated or affiliated entities within the two-year period preceding the date hereof, other than in respect of (i) Haywood's participation as a 10% syndicate member in connection with a best-efforts private placement of subscription receipts of Simply Digital Technologies Inc., the predecessor company to CoinSmart, for gross proceeds of approximately $12.64 million pursuant to an agency agreement between Simply Digital Technologies Inc. and Haywood, dated April 22, 2021; (ii) Haywood's engagement to provide a fairness opinion to the special committee of the Board in connection with the acquisition by WonderFi of First Ledger Corp. (dba Bitbuy Technologies Inc.) pursuant to an engagement agreement between WonderFi and Haywood, dated November 17, 2021; (iii) Haywood's engagement to provide a fairness opinion to the special committee of the Board in connection with the acquisition by WonderFi of Coinberry Limited pursuant to an engagement agreement between WonderFi and Haywood, dated December 24, 2021; (iv) Haywood's participation as a 10% syndicate member in connection with a bought-deal public offering of units of WonderFi for gross proceeds of approximately C$48.88 million pursuant to an underwriting agreement among WonderFi and Haywood (and others), dated January 18, 2022; and (v) Haywood's engagement to provide a fairness opinion to the special committee of the Board of WonderFi in connection with the proposed acquisition by WonderFi of CoinSmart pursuant to an engagement agreement between WonderFi and Haywood, dated February 9, 2022.

Haywood acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, has and may in the future have positions in the securities of WonderFi, Coinsquare, Coinsmart or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As of the date of this Fairness Opinion, Haywood's clients and members of its Pro Group (as that term is defined in the policies of the TSX Venture Exchange) hold an aggregate of 3,389,485 common shares in WonderFi, of which 27,000 WonderFi Shares are held by members of its Pro Group, representing approximately 1.4% of the outstanding WonderFi Shares. Haywood also holds 397,000 warrants and 120,179 broker warrants exercisable into WonderFi Shares, representing approximately 0.2% of the outstanding WonderFi Shares on a non-diluted basis. Haywood also holds an aggregate of 710,000 Coinsmart Shares, none of which are held by members of its Pro Group, as well as 73,121 broker warrants exercisable into Coinsmart Shares, representing approximately 1.3% of the outstanding Coinsmart Shares on a non-diluted basis.

In the ordinary course of trading and brokerage activities, Haywood, the associates and affiliates thereof and the officers, directors and employees of any of them at any time may hold long or short positions, may trade or otherwise effect transactions, for their own account, for managed accounts or for the accounts of customers, in debt or equity securities of WonderFi, Coinsquare, Coinsmart or related assets or derivative securities. As an investment dealer, Haywood conducts research on companies and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to WonderFi, Coinsquare, Coinsmart or with respect to the Transaction.

Credentials of Haywood

Haywood is one of Canada's leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. Haywood is a participating organization of the Toronto Stock Exchange and the TSX Venture Exchange and a member of the Investment Industry Regulatory Organization of Canada ("IIROC") and the Canadian Investor Protection Fund. The opinion expressed herein is the opinion of Haywood, and the individuals primarily responsible for preparing this Fairness Opinion are professionals of Haywood experienced in merger, acquisition, divestiture and fairness opinion matters and have an understanding of the marketable securities involved in the Transaction. Fairness opinions prepared by Haywood, including this Fairness Opinion, are subject to internal oversight and review before they are issued.

Scope of Review and Approach to Financial Fairness Analysis

In connection with rendering this Fairness Opinion, Haywood has reviewed and relied upon, or carried out, among other things, the following:

(a) a draft of the Agreement;

(b) corporate documents for WonderFi, Coinsquare and Coinsmart as well as documents contained in their respective data rooms made available to us;

(c) the audited financial statements of Coinsmart for the years ended December 31, 2022 and 2021 as well as unaudited financials for two months ended February 28, 2023, nine months ended September 30, 2022, six months ended June 30, 2022 and 3 months ended March 31, 2022;

(d) the audited financial statements for WonderFi for the years ended September 30, 2021 and December 31, 2022 and unaudited financials for the months ended January 31, and February 28, 2023;

(e) the audited financial statements for Coinsquare for the years ended December 31, 2020, 2021 and 2022;

(f) financial forecasts for Coinsmart which were prepared and provided by Coinsmart, and subsequent discussions with management of WonderFi regarding these projections;

(g) financial forecasts for Coinsquare which were prepared and provided by Coinsquare, and subsequent discussion with management of WonderFi regarding these projections;

(h) financial forecasts for WonderFi, which were prepared and provided by WonderFi, and subsequent discussion with management of WonderFi regarding these projections;

(i) public information relating to the business, financial condition and trading history of WonderFi, Coinsmart and other select public companies Haywood considered relevant;

(j) certain historical financial information and operating data concerning Coinsmart and Coinsquare

(k) the financial results of Coinsmart, Coinsquare and WonderFi, comparing them with publicly available financial data concerning certain publicly traded companies that Haywood deemed to be relevant for the purposes of its analysis (sources: Capital IQ);

(l) certain industry and analyst reports and statistics that Haywood deemed relevant for the purposes of its analysis;

(m) certain other internal information prepared by WonderFi with respect to Coinsquare and Coinsmart and provided to Haywood;

(n) meetings with WonderFi's management to understand relevant aspects of the business and the outlook for the near and mid-future that will impact Coinsquare and Coinsmart;

(o) a certificate addressed to Haywood, dated April 2, 2023, from two senior officers of WonderFi as to the completeness and accuracy of the Information (as defined below);

(p) publicly available financial documents on relevant comparable companies in the sector (source: SEDAR);

(q) review calls with management teams and advisors of Coinsquare and Coinsmart; and

(r) such other financial, market, technical and industry information, conducting such other investigations, analyses and discussions (including discussions with senior management of WonderFi) as Haywood considered relevant and appropriate in the circumstances.

In its assessment, Haywood considered several techniques which involved a number of quantitative and qualitative factors, using a blended approach to determine its opinion on the Transaction.

Haywood has not, to the best of its knowledge, been denied access by Coinsquare, Coinsmart or WonderFi to any information under its control requested by Haywood. Haywood did not meet with the auditors of WonderFi, Coinsquare or Coinsmart and has assumed the accuracy and fair presentation of and relied upon the audited financial statements of WonderFi, Coinsmart and Coinsquare and the reports of the auditors thereon.

Assumptions and Limitations

With the approval and agreement of the Board and as provided for in the Engagement Agreement, and subject to the exercise of its professional judgement, Haywood has relied upon and assumed the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations (collectively referred to as the "Information") obtained by Haywood from public sources, or provided to Haywood by Coinsquare, Coinsmart and WonderFi, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to Coinsquare, Coinsmart , WonderFi, their respective subsidiaries, associates and affiliates, and to the Transaction. This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Haywood has not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any of the Information and assumes no responsibility or liability in connection therewith. Haywood has not conducted or been provided with any "formal valuation" (within the meaning of MI 61-101) or appraisal of any assets or liabilities, nor has it evaluated the solvency of Coinsquare, Coinsmart or WonderFi under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. Haywood has not had the benefit of reviewing any third party economic assessment on the assets of Coinsquare, Coinsmart or WonderFi, and expresses no opinion as to the results of any future economic assessment that may be released prior to or following completion of the Transaction or the market reaction to the results of such economic assessment. The technical due diligence conducted by Haywood was limited in scope and Haywood has relied heavily on the experience and representations of management of Coinsquare, Coinsmart and WonderFi.

WonderFi has represented to Haywood in a certificate of two senior officers dated April 2, 2023, among other things, that the Information provided to Haywood, including the written information and discussions concerning Coinsquare, Coinsmart and WonderFi, as applicable, referred to above under the heading "Scope of Review and Approach to Analysis", is complete and correct in all material respects at the date the Information was provided to Haywood and that, since the date on which the Information was provided to Haywood, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of WonderFi or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Fairness Opinion. Haywood has relied on the representations and warranties of Coinsquare and Coinsmart as set out in the Agreement and assumes that such representations and warranties are complete and correct at the date of this Fairness Opinion and that there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Coinsquare, Coinsmart or its affiliates which would have or which would reasonably be expected to have a material effect on this Fairness Opinion.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood and used in its analysis, Haywood notes that projecting future results of any company is inherently subject to uncertainty. Haywood has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect reasonable estimates and judgments by management as to the expected future results of operations and financial condition of each of WonderFi, Coinsquare and Coinsmart. Haywood expresses no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

In preparing this Fairness Opinion, Haywood has made several assumptions, including that all of the representations and warranties contained in the Agreement are correct as of the date hereof, all of the conditions required to complete the Transaction will be met, the Transaction will be completed substantially in accordance with its terms and all applicable laws, and that the disclosure provided in the Circular with respect to Coinsquare, Coinsmart, WonderFi, and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

Haywood has relied, as to all legal matters relevant to rendering this Fairness Opinion, upon the advice of its own counsel. Haywood has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Coinsquare, Coinsmart or WonderFi or on the contemplated benefits of the Transaction.

Haywood is not a legal, tax or accounting expert and expresses no opinion concerning any legal, tax or accounting matters concerning the Transaction or the sufficiency of this letter for your purposes.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing, and the Information as at April 2, 2023 and the conditions and prospects, financial and otherwise, of Coinsquare, Coinsmart or WonderFi as they are reflected in the Information provided by Coinsquare, Coinsmart and WonderFi, and as was represented to Haywood in its discussions with the management of WonderFi, and certain of their respective consultants, advisors and representatives. It should be understood that subsequent developments may affect this Fairness Opinion and that Haywood does not have any obligation to update, revise or reaffirm this Fairness Opinion. Haywood is expressing no opinion herein as to the price at which the current shares of WonderFi will trade at any future time. In Haywood's analysis and in connection with the preparation of this Fairness Opinion, Haywood made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood and any party involved in the Transaction.

This Fairness Opinion is provided for the use of the Board only and may not be disclosed, referred or communicated to, or relied upon by, any third party without Haywood's prior written approval. Haywood consents to the inclusion of this Fairness Opinion in the Circular. Haywood disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion that may come or be brought to the attention of Haywood after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion after the date hereof, Haywood reserves the right to change, modify or withdraw this Fairness Opinion.

Haywood believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the IIROC, but IIROC has not been involved in the preparation or review of this Fairness Opinion.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood considered relevant, Haywood is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to WonderFi.

Yours truly,

HAYWOOD SECURITIES INC.

SCHEDULE G

COINSMART FAIRNESS OPINION

As attached.

STRICTLY PRIVATE AND CONFIDENTIAL

March 27, 2023

CoinSmart Financial Inc.

1075 Bay Street, Unit 403

Toronto, ON M5B 2B2

Attention: Board of Directors of CoinSmart Financial Inc.

Re: Written Fairness Opinion

Eight Capital ("Eight Capital", "we", or "us") understands that CoinSmart Financial Inc. ("CoinSmart" or the "Company") has entered into a business combination agreement (the "Combination Agreement") with WonderFi Technologies Inc. ("WonderFi") and Coinsquare Ltd. ("Coinsquare"), dated as of April 2, 2023, pursuant to which, among other things, WonderFi will acquire all of the issued and outstanding common shares of CoinSmart (the "CoinSmart Shares") and all of the issued and outstanding common shares of Coinsquare (the "Coinsquare Shares") (collectively, the "Transaction"). As consideration for the purchase of the CoinSmart Shares, the shareholders of CoinSmart (the "CoinSmart Shareholders") will receive 1.801462 common shares of WonderFi for each CoinSmart Share held (the "Base Consideration"). Furthermore, WonderFi will issue one earnout right for each CoinSmart Share reflecting each CoinSmart Shareholder's right to receive their pro-rata share of up to an additional C$15.0 million of total consideration based on the revenues of CoinSmart's SmartPay business over a period of three years following the closing of the Transaction (the "Earnout Consideration", and collectively with the Base Consideration, the "Consideration").

Completion of the Transaction is subject to the approval of the CoinSmart Shareholders and various other conditions, including, without limitation, receipt of all required regulatory approvals and other customary approvals. The terms and conditions of the Transaction will be more fully-described in the Company's management information circular (the "Circular") to be mailed to CoinSmart Shareholders in connection with the special meeting of CoinSmart Shareholders (the "CoinSmart Meeting") to be held to consider and, if deemed advisable, to approve the Transaction. The summary of the Transaction set out herein is qualified in its entirety by the terms of the Combination Agreement and the description included in the Circular.

The board of directors of the Company (the "Board") has requested Eight Capital's opinion (the "Opinion") with respect to the fairness of the Consideration to be paid to CoinSmart's shareholders (the "CoinSmart Shareholders") pursuant to the Transaction, from a financial point of view, to the CoinSmart Shareholders. This Opinion is provided pursuant to a letter agreement between Eight Capital and the Company dated April 28, 2022 (the "Engagement Agreement"). In that regard, pursuant to the Engagement Agreement, on March 27, 2023, prior to the approval, execution and delivery of the Combination Agreement, at the request of the Board, Eight Capital orally delivered the Opinion to the Board based upon and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters described herein. This Opinion provides the same opinion, in writing, as that given orally by Eight Capital on March 27, 2023. This fairness opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada ("IIROC") but IIROC has not been involved in the preparation or review of this fairness opinion.

Engagement of Eight Capital

The Board formally engaged Eight Capital on April 28, 2022 pursuant to the Engagement Agreement. The Company first contacted Eight Capital in respect of the Transaction on February 22, 2023. Eight Capital will receive a fixed fee from CoinSmart for the delivery of the Opinion, as well as fees that are contingent upon the completion of the Transaction or break fees paid to the Company in connection with the Transaction.

In addition, Eight Capital is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by CoinSmart as described in the indemnity that forms part of the Engagement Agreement. The fees payable to Eight Capital by CoinSmart in respect of the delivery of the Opinion are not contingent upon the conclusions reached by Eight Capital or the consummation of the Transaction.

Pursuant to the terms of the Engagement Agreement, all written and oral opinions, advice, analysis and materials provided by Eight Capital in connection with our engagement thereunder, including the contents of any oral or written presentations, are intended solely for the benefit of the Board and for internal use only in considering the Transaction and no such opinion, advice or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner of for any purpose, without Eight Capital's prior written consent in each specific instance.

Relationship with Interested Parties

None of Eight Capital's associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of CoinSmart, WonderFi, Coinsquare, or any of their respective associates or affiliates (the "Transaction Parties").

As of the date hereof, Eight Capital and its affiliates collectively own or control (i) less than 1.0% of the common shares of CoinSmart; (ii) less than 1.0% of the common shares of Coinsquare; and (iii) less than 1.0% of the common shares of WonderFi.

Neither Eight Capital nor any of its associates or affiliates have provided any financial advisory services or participated in any financings involving CoinSmart, WonderFi, or Coinsquare or any of their respective associates or affiliates within the past twenty-four months, other than the following: (A) Eight Capital acted as: (i) sole bookrunner and lead agent in connection with a C$12.6 million subscription receipt offering for Simply Digital Technologies Inc. d/b/a CoinSmart reverse takeover financing, that closed in April 2021; (ii) co-manager in connection with a C$30.0 million convertible debenture offering for Coinsquare, that closed in December 2021; and (iii) financial adviser to CoinSmart in connection with a proposed transaction with Coinsquare announced on September 22, 2022 (since terminated) and (B) Eight Capital has acted as financial advisor to CoinSmart pursuant to an engagement letter between Eight Capital and CoinSmart dated April 28, 2022 in respect of strategic alternatives for CoinSmart.

Eight Capital may, in the future, in the ordinary course of business, perform investment banking, securities brokerage and/or investment/financial/capital markets advisory services for a Transaction Party. Eight Capital acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may, in the ordinary course of its business, have had and may in the future have positions in the securities of the Transaction Parties and, from time to time, may have executed or may execute transactions on behalf of the Transaction Parties or clients for which it received or may receive compensation. As an investment dealer, Eight Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Transaction Parties or the Transaction. The rendering of this Opinion will not in any way affect Eight Capital's ability to continue to conduct such activities.

Credentials of Eight Capital

Eight Capital is one of Canada's leading independent full-service investment dealers with operations in mergers and acquisitions, corporate finance, equity sales and trading and investment research and a member of IIROC and the Canadian Investor Protection Fund. As part of our investment banking activities, we are regularly engaged in the valuation of securities of both public and private companies in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. The Opinion expressed herein is the opinion of Eight Capital, the form and content of which have been approved for release by a committee of its executives, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and capital market matters.

Scope of Review

The assessment of fairness, from a financial point of view, must be determined in the context of the Transaction. In connection with rendering the Opinion, we have reviewed or carried out (as applicable), considered and relied upon, among other things, the following:

a) Business Combination Agreement entered into by CoinSmart, WonderFi, and Coinsquare dated April 2, 2023;

b) Non-Binding Framework of Terms entered into by CoinSmart, WonderFi, and Coinsquare dated February 28, 2023;

c) CoinSmart's draft annual financial statements for the period ended December 31, 2022;

d) CoinSmart's draft management discussion and analysis for the period ended December 31, 2022;

e) CoinSmart's management draft balance sheet and income statement for the period ended January 31, 2023 and February 28, 2023;

f) CoinSmart's filing statement dated October 27, 2021;

g) WonderFi's annual financial statements for the period ended December 31, 2021;

h) WonderFi's management draft balance sheet and income statement for the period ended December 31, 2022;

i) Coinsquare's annual financial statements for the period ended December 31, 2021;

j) Coinsquare's draft interim financial statements for the period ended June 30, 2022;

k) Coinsquare's draft annual financial statements for the period ended December 31, 2022;

l) Coinsquare's Convertible Debenture Final Term Sheet dated December 17, 2021;

m) Coinsquare's Sixth Amended and Restated Unanimous Shareholder Agreement;

n) Mogo Inc.'s interim financial statements for the period ended December 31, 2022;

o) Mogo Inc.'s management discussion and analysis for the period ended December 31, 2022;

p) Mogo Inc.'s prospectus supplement dated April 15, 2021 to the short form case shelf prospectus dated April 15, 2021;

q) Mogo Inc.'s prospectus supplement dated June 3, 2021 to the short form case shelf prospectus dated

April 15, 2021;

r) Mogo Inc.'s prospectus supplement dated June 14, 2021 to the short form case shelf prospectus dated

April 15, 2021;

s) Public and private filings submitted by CoinSmart, WonderFi, and Coinsquare to securities commissions or similar regulatory authorities in Canada, which are available on SEDAR, including management information circulars, prospectuses, material change reports, and press releases;

t) Discussions with senior management of CoinSmart and members of the Board of Directors with respect to the information referred to herein and other issues considered by Eight Capital to be relevant;

u) Certain public information relating to the business, financial and operating performance and equity trading history of CoinSmart and other selected public companies, to the extent considered by Eight Capital to be relevant;

v) Certain public information relating to the business, financial and operating performance and equity trading history of WonderFi and other selected public companies, to the extent considered by Eight Capital to be relevant;

w) Certain public and private information relating to the business, financial and operating performance of Coinsquare and other selected public companies, to the extent considered by Eight Capital to be relevant;

x) Selected investment research reports published by equity research analysts and industry sources regarding CoinSmart and WonderFi, as well as the crypto currency industry;

y) Such other economic, financial market, industry and corporate information, investigations and analyses as Eight Capital considered necessary and appropriate in the circumstances.

Eight Capital has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to CoinSmart, WonderFi and Coinsquare, or provided to us as typical of this type of engagement. Eight Capital has not attempted to verify the accuracy or completeness of any such information, data, advice, opinions and representations, including, without limitation, representations in the Certificate (as defined below).

Prior Valuations

The Company has represented to Eight Capital that there have not been any prior valuations (as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions) of the Company or its material assets or its securities in the past 24-month period, other than those which have been provided to Eight Capital (if any).

Assumptions and Limitations

The Opinion is subject to a number of assumptions, qualifications and limitations, including those set forth herein.

Eight Capital has not been asked to prepare and has not prepared a formal valuation or appraisal of CoinSmart, WonderFi, Coinsquare or any of their respective affiliates or of any of the assets, liabilities or securities of CoinSmart, WonderFi, Coinsquare or any of their respective affiliates, and the Opinion should not be construed as such. In addition, the Opinion is not, and should not be construed as, advice as to the price at which securities of either CoinSmart, WonderFi or Coinsquare may trade or be valued on any future date.

Senior officers of CoinSmart have made certain representations to Eight Capital in a certificate dated March 27, 2023 (the "Certificate") including, without limitation, confirming that, to the best of their knowledge after due enquiry (including in respect of WonderFi and Coinsquare based on CoinSmart's discussions with, or due diligence investigations of, WonderFi and Coinsquare to date), as of the date of the Certificate (a) based on their understanding of the assumptions used, procedures adopted, and the scope of the review undertaken by Eight Capital, they have no knowledge of any facts not contained in or referred to in the information provided to Eight Capital by CoinSmart or its affiliates in connection with Eight Capital's mandate under the Engagement Agreement which would reasonably be expected to affect materially the Opinion including the assumptions used, the scope of the review undertaken or the conclusion reached; (b) to the extent that any of such information is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to Eight Capital or updated by more current information and data not provided to Eight Capital by CoinSmart; (c) since the respective dates on which such information was provided to Eight Capital, except as disclosed publicly or in writing to Eight Capital, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of CoinSmart, WonderFi or Coinsquare and no material change has occurred in such information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion, or the Transaction; and (d) any portions of such information provided to Eight Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of CoinSmart, except as updated, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

With CoinSmart's approval, we have relied upon and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by CoinSmart (including in the Certificate) and its respective affiliates or otherwise obtained pursuant to our Engagement Agreement and the Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgement and except as expressly described herein, we have not been requested to, or attempted to verify independently the completeness, accuracy or fairness of presentation of any of such information. We have not conducted or provided any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of CoinSmart, WonderFi, Coinsquare or any of their respective affiliates under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. Without limiting the foregoing, we have not separately met with the independent auditor of CoinSmart in connection with preparing the Opinion and with CoinSmart's permission we have assumed the accuracy and fair presentation, and relied upon, CoinSmart's audited financial statements and the reports of auditors thereon, and the interim unaudited financial statements of each of CoinSmart, WonderFi, and Coinsquare.

With respect to historical financial data, operating and financial forecasts and budgets and other forward-looking information provided to us concerning CoinSmart, WonderFi or Coinsquare relied upon in our analysis, we have assumed that they have been reasonably prepared on a basis reflecting the most reasonable assumptions, estimates and judgments of management of CoinSmart, WonderFi and Coinsquare having regard to their business, plans, financial conditions and future prospects.

In providing the Opinion, we have also assumed that: (i) all Transaction Parties will comply in all material respects with the terms of the Combination Agreement; (ii) any governmental, regulatory or other consents and approvals necessary for the completion of the Transaction will be waived or satisfied without any adverse effect on CoinSmart, WonderFi, Coinsquare or the Transaction; and (iii) the Combination Agreement will be completed substantially in accordance with its terms as set forth in the Combination Agreement and without any adverse waiver or amendment of any material term or condition thereof and all applicable laws.

Except as expressly noted under "Scope of Review", we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of CoinSmart, WonderFi or Coinsquare or any of their respective assets and affiliates.

CoinSmart has represented to us, among other things, that the information (financial or otherwise), data, documents and other materials of whatsoever nature or kind provided to us by or on behalf of CoinSmart regarding CoinSmart, WonderFi, and Coinsquare and their subsidiaries and their respective assets, including, without limitation, the written information and discussions concerning CoinSmart, WonderFi, and Coinsquare referred to under the heading "Scope of Review" (collectively, the "Information"), are true, complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Combination Agreement or the sufficiency of the Opinion for CoinSmart's purposes.

In rendering the Opinion, Eight Capital expresses no view as to the likelihood that the conditions to the completion of the Transaction will be satisfied or waived.

The Opinion does not address the relative merits of the Transaction as compared to any strategic alternatives that may be available to CoinSmart, nor does it address the relative merits of any transactions entered into by CoinSmart in connection with the Transaction. The Opinion is limited to the fairness, as of the date hereof, of the Consideration, from a financial point of view, to the CoinSmart Shareholders, assuming such Consideration was received on the date hereof, and we express no opinion as to any decision which CoinSmart or the Board may make regarding the Transaction and we express no opinion as to the strategic and legal merits of the Transaction. Eight Capital did not assess fairness of the transaction from the perspective of any of CoinSmart's stakeholders or securities holders; rather, Eight Capital's assessment solely focused on fairness from the perspective of CoinSmart Shareholders. The Opinion does not provide assurance that the best possible price or transaction was or would be obtained.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of CoinSmart, as they are reflected in the Information or otherwise obtained by us from public sources including the materials noted under "Scope of Review", and as they were represented to us in our discussions with management of CoinSmart and its affiliates and advisors. The Opinion is conditional on all assumptions being correct.

Eight Capital's Opinion is provided to the Board for its exclusive use only in considering the Combination Agreement and may not be relied upon by any other person, used for any other purpose or published or disclosed to any other person without the prior written consent of Eight Capital. The Opinion is not intended to be and does not constitute a recommendation to the Board or to any CoinSmart Shareholder or security holder of CoinSmart.

Eight Capital believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry this out could lead to undue emphasis on any particular factor or analysis.

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by the CoinSmart Shareholders pursuant to the Transaction, Eight Capital reviewed, considered and relied upon or carried out, among other things, (i) the implied public market value of CoinSmart, WonderFi and the proposed resulting issuer upon completion of the Transaction, based on publicly available business and financial data and derived valuation multiples of certain publicly traded companies that were deemed comparable and relevant; (ii) the implied public market value of CoinSmart from an "en bloc" perspective based on premiums paid for certain companies that were deemed comparable and relevant; and (iii) the 3-month high and low trading prices for CoinSmart and WonderFi. All financial analyses were conducted with information available as of market close on March 24, 2023.

Eight Capital notes that the selection of comparable companies involves considerable subjectivity, in particular among companies engaged in an emerging industry, operating in a rapidly evolving regulatory environment, and having low or negative earnings before interest, tax, depreciation and amortization, earnings or free cash flows and significant stock price volatility. While none of the comparable companies are identical to CoinSmart and WonderFi (as applicable) and certain of them may have characteristics that are materially different from that of CoinSmart or WonderFi (as applicable), Eight Capital believes that they share certain business, financial, and/or operational characteristics with those of CoinSmart or WonderFi (as applicable) and Eight Capital used its professional judgment in selecting such comparable companies.

Opinion

Based upon and subject to the foregoing, and such other matters as we consider relevant, Eight Capital is of the opinion that, as of the date hereof, the Consideration to be paid to CoinSmart Shareholders pursuant to the Transaction is fair, from a financial point of view, to CoinSmart Shareholders.

Yours very truly,

(signed) "Eight Capital"

Eight Capital

SCHEDULE H

COINSQUARE INTERIM ORDER

As attached.

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT,

R.S.C., 1985, C. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and COINSQUARE LTD.

COINSQUARE LTD.

PETITIONER

ORDER MADE AFTER APPLICATION

(Interim Order)

))

BEFORE	) MASTER SCHWATZ )	May 10, 2023

))

ON THE APPLICATION of the Petitioner, Coinsquare Ltd. ("Coinsquare") for an Interim Order pursuant to section 192 of the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as amended (the "CBCA") in connection with a proposed arrangement (the "Arrangement") with WonderFi Technologies Inc. ("WonderFi") and CoinSmart Financial Inc. ("CoinSmart") to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "Plan of Arrangement"), without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on May 10, 2023 and ON HEARING Rajit Mittal, counsel for Coinsquare, and ON READING the Petition to the Court herein, the Affidavit of Eric Richmond sworn on May 5, 2023 and filed herein (the "Richmond Affidavit"); and UPON NOTICE pursuant to section 192(5) to the Director appointed under the CBCA (the "CBCA Director") and no one appearing on behalf of the CBCA Director; and UPON BEING ADVISED it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "US Securities Act") as a basis for an exemption from the registration requirements thereof with respect to the issuance of securities under the proposed Plan of Arrangement based on the Court'sapproval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft joint management information circular (the "Circular") attached as Exhibit "A" to the Richmond Affidavit.

MEETING

2. Pursuant to Section 192 of the CBCA, Coinsquare is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders (the "Coinsquare Shareholders") of common shares of Coinsquare ("Coinsquare Shares") to be held at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on June 20, 2023 at 7:00 a.m. (Vancouver time) / 10:00 a.m. (Toronto time) or such other date as Coinsquare, WonderFi, and CoinSmart may agree, to, among other things:

(a) consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") of the Coinsquare Shareholders approving the Plan of Arrangement under section 192 of the CBCA, the full text of the Arrangement Resolution is set forth in Schedule "B" to the Circular; and

(b) transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting shall be called, held and conducted in accordance with the CBCA, the articles of Coinsquare and the Circular, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the CBCA and the articles of Coinsquare, and subject to the terms of the Business Combination Agreement, Coinsquare, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Coinsquare Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Business Combination Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the Coinsquare Securityholders (as defined below) by one of the methods specified in paragraphs 9 and 10 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of Coinsquare.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting, unless Coinsquare determines that it is advisable, and subject to the consent of WonderFi and CoinSmart in writing acting reasonably,

AMENDMENTS

6. Prior to the Meeting, Coinsquare is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement, without any additional notice to the Coinsquare Securityholders or further orders of this Court, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting.

RECORD DATE

7. The board of directors of Coinsquare has not declared a record date for determining the Coinsquare Shareholders who are entitled to receive notice of and to vote at the Meeting. As such, and in accordance with the provisions of the CBCA, any Coinsquare Shareholder of record as of the close of business on the day immediately preceding the date on which notice of the Meeting is given to the Coinsquare Shareholders, is entitled to receive notice of the Meeting and to attend and vote at the Meeting (the "Record Date").

NOTICE OF MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Coinsquare shall not be required to send to the Coinsquare Securityholders any other or additional statement pursuant to Section 192 of the CBCA.

9. The Circular and the Notice of Petition, in substantially the same forms as contained in Exhibits "A" and "C" to the Richmond Affidavit (collectively referred to as the "Notice Materials"), and in the case of the Coinsquare Shareholders, the form of proxy and letter of transmittal, in substantially the same forms as contained in Exhibit "D" to the Richmond Affidavit (together with the Notice Materials, the "Meeting Materials"), with such deletions, amendments or additions thereto as counsel for Coinsquare may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shad be sent to:

(a) the Registered Coinsquare Shareholders as they appear on the central securities register of Coinsquare or the records of its registrar and transfer agent as at the close of business on the Record Date at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

(i) by prepaid ordinary or air mail addressed to the Registered Coinsquare Shareholders at their addresses as they appear in the applicable records of Coinsquare or its registrar and transfer agent, as at the Record Date;

(ii) by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

(iii) by email or facsimile transmission to any Registered Coinsquare Shareholders, who has previously identified himself, herself or itself to the satisfaction of Coinsquare, acting through its representatives, and who requests such email or facsimile transmission; and

(b) the non-Registered Coinsquare Shareholders by causing, in accordance with the National Instrument 54-101 -Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54- 101"), its agent to deliver the requisite number of copies of the Meeting Materials to clearing agencies or intermediaries for onward distribution of the Meeting Materials to those non-Registered Coinsquare Shareholders who have provided instructions to an intermediary that the beneficial owner objects to the intermediary disclosing ownership information about the beneficial owner;

(c) the non-Registered Coinsquare Shareholders by causing, in accordance with NI 54-101, its agent to distribute the requisite number of copies of the Meeting Materials directly to each non-Registered Coinsquare Shareholder who has provided instructions to an intermediary that such non-Registered Coinsquare Shareholder does not object to the intermediary disclosing ownership information about the beneficial owner;

(d) the directors and auditors of Coinsquare by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal; and

(e) the CBCA Director by email to ic.corporationscanada.ic@ised-isde.gc.ca, in accordance with Section 192(5) of the CBCA;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10. The Notice Materials shall be sent by prepaid ordinary mail or by email transmission to the holders of outstanding options to purchase Coinsquare Shares (the "Coinsquare Optionholders" and collectively with the Coinsquare Shareholders, the "Coinsquare Securityholders") to the address of such holder as it appears in the applicable records of Coinsquare at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal.

11. Accidental failure of or omission by Coinsquare to give notice to any one or more persons entitled thereto, or the non-receipt of such notice by one or more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Coinsquare (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Coinsquare, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

12. Provided that notice of the Meeting is given, the Notice and Meeting Materials, as applicable, are sent to the Coinsquare Securityholders, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, no other form of service of the Notice and Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraphs 9 and 10, above.

DEEMED RECEIPT OF NOTICE

13. The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a) in the case of mailing pursuant to paragraphs 9(a)(i), 9(d), and 10 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person'saddress in paragraph 9 above;

(c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 9(a)(iii), 9(d), 9(e), and 10 above, when dispatched or delivered for dispatch; and

(d) in the case of delivery to clearing agencies or intermediaries for onward distribution pursuant to paragraph 9(b) and 9(c) above, the day following delivery to clearing agencies or intermediaries.

UPDATING MEETING MATERIALS

14. Notice of any amendments, updates or supplements to any of the information provided in the Notice and Meeting Materials, may be communicated to the Coinsquare Securityholders, or any other person entitled thereto in compliance with this Interim Order, by press release, news release, newspaper advertisement or by notice sent to the Coinquare Securityholders, or by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the board of directors of Coinsquare.

QUORUM AND VOTING

15. The quorum required at the Meeting shall be Coinsquare Shareholders, present in person or by proxy, who hold at least fifty percent (50%) of the issued shares entitled to vote at the Meeting.

16. In respect to the Arrangement Resolution, the votes taken at the Meeting shall be taken on the basis of one vote per Coinsquare Share. The vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 662/% of the votes cast on the Arrangement Resolution by Coinsquare Shareholders present in person (which may include virtual appearance if permitted by law) or by proxy at the Meeting.

17. Any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Coinsquare Shares represented by such spoiled votes, illegible votes, defective votes or abstentions shall not be counted in determining the number of Coinsquare Shares represented at the Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

18. in all other respects, the terms, restrictions and conditions set out in the articles of Coinsquare shall apply in respect of the Meeting.

PERMITTED ATTENDEES

19. The only persons entitled to attend the Meeting shall be (i) the registered Coinsquare Shareholders as of the close of business in Toronto, Ontario on the Record Date, or their respective proxyholders, (ii) Coinsquare'sdirectors, officers, auditors and advisors, (iii)

representatives of WonderFi and CoinSmart including any of their respective directors, officers and advisors, (iv) any other person admitted on the invitation of the chair of the Meeting or with the consent of the chair of the Meeting, (v) the CBCA Director; and the only persons entitled to be represented and to vote at the Meeting shall be the registered Coinsquare Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

20. Representatives of Coinsquare'sregistrar and transfer agent (or any agent thereof are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

21. Coinsquare is authorized to use the form of proxy (in substantially the same form as attached as Exhibit "D" to the Richmond Affidavit) in connection with the Meeting, subject to Coinsquare'sability to insert dates and other relevant information in the form and, subject to the Business Combination Agreement, with such amendments, revisions or supplemental information as Coinsquare may determine are necessary or desirable. Coinsquare is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

22. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by Coinsquare Shareholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Meeting.

DISSENT RIGHTS

23. Each Registered Coinsquare Shareholder who is a Registered Coinsquare Shareholder as of the Record Date shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding Section 190(5) of the CBCA, any Coinsquare Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Coinsquare in the form required by Section 190 of the CBCA and the Business Combination Agreement, which written objection must be received by Coinsquare at 400-590 King Street West, Toronto, ON M5V 1M3 not later than 5:00 p.m. (Toronto time) on June 16, 2023 (or the day that is two Business Days prior to the date that any adjourned or postponed meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the requirements of Section 190 the CBCA, as modified by this Interim Order and the Plan of Arrangement. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

24. In order for a Registered Coinsquare Shareholder to exercise such right of dissent (the "Dissent Right"):

(a) a dissenting Registered Coinsquare Shareholder must deliver a written notice of dissent which must be received by Coinsquare at 400-590 King Street West, Toronto, ON M5V 1M3 by not later than 5:00 p,m. (Toronto time) on June 16, 2023 (or the day that is two Business Days prior to the date that any adjourned or postponed meeting is reconvened or held, as the case may be);

(b) a dissenting Registered Coinsquare Shareholder must not have voted his, her or its Coinsquare Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, and a vote against the Arrangement Resolution or an abstention shall not constitute written notice of dissent;

(c) a dissenting Registered Coinsquare Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Registered Coinsquare Shareholder'sCoinsquare Shares, but may dissent only with respect to all of the Coinsquare Shares held by such person; and

(d) the exercise of such Dissent Right must otherwise comply with the requirements of Section 190 of the CBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

25. Any Registered Coinsquare Shareholder who duly exercises such Dissent Right set out in paragraphs 23-24 above and who:

(a) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Coinsquare Shares shall be deemed to have transferred those Coinsquare Shares as of the Effective Time (as defined in the Circular), without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Coinsquare for cancellation in consideration for a payment of cash from Coinsquare equal to such fair value; or

(b) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Coinsquare Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Coinsquare Shareholder;

but in no case shall Coinsquare, WonderFi or any other person be required to recognize such Coinsquare Shareholders as holders of Coinsquare Shares at or after the date upon which the Arrangement becomes effective and the names of such Coinsquare Shareholders shall be deleted from Coinsquare'sregister of holders of Coinsquare Shares at that time.

26. Notice to the Registered Coinsquare Shareholders of their Dissent Right with respect to the Arrangement Resolution shall be given by including information with respect to the Dissent Right in the Circular to be sent to Registered Coinsquare Shareholders in accordance with this Interim Order.

27. Subject to further order of this Court, the rights available to the Registered Coinsquare Shareholders under the CBCA and the Plan of Arrangement to dissent from the Arrangement wilt constitute full and sufficient Dissent Rights for the Registered Coinsquare Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

28. Upon the approval, with or without variation, by the Coinsquare Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Coinsquare may apply to this Court for, inter alia, an order:

pursuant to s. 192 of the CBCA, approving the Arrangement and declaring that the terms and conditions of the Arrangement, and the distribution of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the distribution

(collectively, the "Final Order"),

and the hearing of the Final Order shall be held in person at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time), as the case may be, on June 25, 2023, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

29. The form of Notice of Petition in connection with the Final Order attached to the Richmond Affidavit as Exhibit "C" is hereby approved as the form of Notice of Petition for such approval. Any Coinsquare Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

30. Any Coinsquare Securityholder seeking to appear at the hearing of the application for the Final Order must file and deliver a Response to Petition (a "Response") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to Coinsquare'ssolicitors at:

CASSELS, BROCK & BLACKWELL LLP
Barristers and Solicitors

2200 - 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8
Attention: Carey Veinotte / Rajit Mittal / Danielle DiPardo

Fax number for delivery: (604) 691-6120

Telephone: (778) 372-6784

and to Coinsquare'sco-solicitors at:

GOODMANS LLP

Barristers and Solicitors

333 Bay Street, Suite 3400

Toronto, Ontario, Canada M5H 2S7

Attention: Peter Kolla (pkolla@goodmans.ca)

Telephone: (416) 597-6279

by or before 4:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date of the hearing of the application for the Final Order.

31. Sending the Petition and Notice of Petition in connection with the Final Order and this Interim Order in accordance with paragraphs 9 and 10 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 32 and 33 below. In particular, service of the Richmond Affidavit and additional affidavits as may be filed, is dispensed with.

32. The'only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for WonderFi, the solicitors for CoinSmart, the CBCA Director and any persons who have delivered a Response in accordance with this Interim Order.

33. In the event the hearing for the Final Order is adjourned, only the solicitors for WonderFi, the solicitors for CoinSmart, the CBCA Director and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

34. Coinsquare shall, subject to the terms of the Business Combination Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

35. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the CBCA, applicable Securities Laws or the articles of Coinsquare, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

No.________________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT,

R.S.C., 1985, C. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and COINSQUARE LTD.

COINSQUARE LTD.

PETITIONER

________________________________________________________________________________________

ORDER MADE AFTER APPLICATION

(Interim Order)

________________________________________________________________________________________

CASSELS BROCK & BLACKWELL LLP

Barristers &Solicitors

2200 - 885 West Georgia Street

Vancouver, B.C. V6C 3E8

Telephone: (604) 691-6100

Facsimile: (604) 691-6120

E-mail: rmittal(a~cassels.com

Attention: Rajit Mittal

File No.

RETURN BY FILING AGENT: WEST COAST TITLE SEARCH

SCHEDULE I

COINSMART INTERIM ORDER

As attached.

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and

COINSQUARE LTD.

COINSMART FINANCIAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

(Interim Order)

))

BEFORE	) MASTER SCHWATZ )	May 10, 2023

))

ON THE APPLICATION of the Petitioner, CoinSmart Financial Inc. ("CoinSmart") for an Interim Order pursuant to section 291 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the "BCBCA") in connection with a proposed arrangement (the "Arrangement") with WonderFi Technologies Inc. ("WonderFi") and Coinsquare Ltd. ("Coinsquare") to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "Plan of Arrangement"), without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on May 10, 2023 and ON HEARING Rajit Mittal, counsel for CoinSmart, and ON READING the Petition to the Court herein, the Affidavit of Justin David Hartzman sworn on May 5, 2023 and filed herein (the "Hartzman Affidavit"); and UPON BEING ADVISED it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "US Securities Act") as a basis for an exemption from the registration requirements thereof with respect to the issuance of securities under the proposed Plan of Arrangement based on the Court'sapproval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft joint management information circular (the "Circular") attached as Exhibit "A" to the Hartzman Affidavit.

MEETING

2. Pursuant to Sections 186 and 288-291 of the BCBCA, CoinSmart is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders (the "CoinSmart Shareholders") of common shares of CoinSmart ("CoinSmart Shares") to be held virtually via live audio webcast, accessible online at https://virtual- meetings.tsxtrust.com/1506 (password (case sensitive): coinsmart2023) on June 20, 2023 at 10:00 ~.m. (Vancouver time) and 1:00 p.m. (Toronto time) or such other date as Coinsquare, WonderFi, and CoinSmart may agree, to, among other things:

(a) consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") of the CoinSmart Shareholders approving the Plan of Arrangement under Division 5 of Part 9 of the BCBCA, the full text of the Arrangement Resolution is set forth in Schedule "C" to the Circular;

and

(b) transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the articles of CoinSmart and the Circular, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA and the articles of CoinSmart, and subject to the terms of the Business Combination Agreement, CoinSmart, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the CoinSmart Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Business Combination Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the CoinSmart Securityholders (as defined below) by one of the methods specified in paragraphs 9 to 14 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of CoinSmart.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting, unless CoinSmart determines that it is advisable, and subject to the consent of WonderFi and Coinsquare in writing acting reasonably.

AMENDMENTS

6. Prior to the Meeting, CoinSmart is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement, without any additional notice to the CoinSmart Securityholders or further orders of this Court, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting.

RECORD DATE

7. The record date for determining the CoinSmart Securityholders entitled to receive notice of, attend, and in the case of CoinSmart Shareholders, vote at the meeting shall be the close of business on May 11, 2023, or such other date as may be agreed to by CoinSmart, WonderFi, and Coinsquare (the "Record Date").

NOTICE OF MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and CoinSmart shall not be required to send to the CoinSmart Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9. The Circular and the Notice of Petition, in substantially the same forms as contained in Exhibits "A" and "C" to the Hartzman Affidavit (collectively referred to as the "Notice Materials"), and in the case of the CoinSmart Shareholders, the form of proxy, voting information form and letter of transmittal, in substantially the same forms as contained in Exhibit "D" to the Hartzman Affidavit (together with the Notice Materials, the "Meeting Materials"), with such deletions, amendments or additions thereto as counsel for CoinSmart may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Registered CoinSmart Shareholders as they appear on the central securities register of CoinSmart or the records of its registrar and transfer agent as at the close of business on the Record Date at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

(i) by prepaid ordinary or air mail addressed to the Registered CoinSmart Shareholders at their addresses as they appear in the applicable records of CoinSmart or its registrar and transfer agent, as at the Record Date;

(ii) by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

(iii) by email or facsimile transmission to any Registered CoinSmart Shareholders, who has previously identified himself, herself or itself to the satisfaction of CoinSmart, acting through its representatives, and who requests such email or facsimile transmission; and

(b) the non-REgistered CoinSmart Shareholders by causing, in accordance with the National Instrument 54-101 -Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54- 101"), its agent to deliver the requisite number of copies of the Meeting Materials to clearing agencies or intermediaries for onward distribution of the Meeting Materials to those non-Registered CoinSmart Shareholders who have provided instructions to an intermediary that the beneficial owner objects to the intermediary disclosing ownership information about the beneficial owner;

(c) the non-Registered CoinSmart Shareholders by causing, in accordance with NI 54-101, its agent to distribute the requisite number of copies of the Meeting Materials directly to each non-Registered CoinSmart Shareholder who has provided instructions to an intermediary that such non-Registered CoinSmart Shareholder does not object to the intermediary disclosing ownership information about the beneficial owner; and

(d) the directors and auditors of CoinSmart by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10. The Notice Materials shall be sent by prepaid ordinary mail or by email transmission to the holders of outstanding options to purchase CoinSmart Shares (the "CoinSmart Optionholders"), to the holders of outstanding common share purchase warrants (the "CoinSmart Warrantholders"), and to the holders of outstanding RSUs of CoinSmart (the "CoinSmart RSU holders" and collectively with the CoinSmart Shareholders, CoinSmart Optionholders, and the CoinSmart RSU holders, the "CoinSmart Securityholders") to the address of such holder as it appears in the applicable records of CoinSmart at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal.

11. The Meeting Materials shall also be made available to the CoinSmart Shareholders as they appear on the central securities register of CoinSmart or the records of its registrar and transfer agent as the close of business on the Record Date at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, pursuant to the Notice-and-Access Provisions under Canadian Securities Regulations under s. 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), and with respect to beneficial CoinSmart Shareholders under NI 54-101 (together the "Notice-and-Access Provisions"), which Notice-and-Access Provisions require, in either case, delivery at least 21 days before the date of the Meeting, excluding the date of mailing of the form of notice (the "Notice") as prescribed under the Notice-and-Access Provisions or delivery, to the CoinSmart Shareholders who are Registered CoinSmart Shareholders on the Record Date and to beneficial CoinSmart Shareholders as o~f the Record Date, where applicable, by providing in accordance with NI 54-101, the requisite number of copies of the Notice to intermediaries and registered nominees.

12. The Notice, which includes access to the Meeting Materials and Notice Materials pursuant to the Notice-and-Access Provisions described in paragraph 11, above, will be sent by prepaid ordinary mail addressed to each of the CoinSmart Securityholders, at his or her address appearing on the records of CoinSmart, or by delivery of same by personal delivery courier service or by electronic transmissions to any such CoinSmart Securityholder who identifies himself or herself to the satisfaction of CoinSmart and who requests or accepts such electronic transmission.

13. The Notice, which includes access to the Meeting Materials and Notice Materials pursuant to the Notice-and-Access Provisions described in paragraph 11, above, will be sent by prepaid ordinary mail addressed to each CoinSmart director and to CoinSmart'sauditor at his or her address as it appears on the records of CoinSmart, or by delivery of same by personal delivery courier service by electronic transmissions to any such director or auditor who identifies himself or herself to the satisfaction of CoinSmart and who requests and accepts such electronic transmission.

14. Notice-and-Access Provisions require posting of all Meeting Materials to an Internet website, in addition to SEDAR, accessible by each CoinSmart Shareholder and each beneficial CoinSmart Shareholder. CoinSmart will post the meeting materials to [confirm website], and the link will be included in the Notice being mailed to each Registered CoinSmart Shareholder and each beneficial CoinSmart Shareholder. This link will be activated by CoinSmart on the date of mailing the Notice.

15. Substantial compliance with paragraphs 9 to 14 will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials and Notice Materials, as the case may be.

16. Accidental failure of or omission by CoinSmart to give notice to any one or more persons entitled thereto, or the non-receipt of such notice by one or more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of CoinSmart (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of CoinSmart, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

17. Provided that notice of the Meeting is given, the Notice and Meeting Materials, as applicable, are sent to the CoinSmart Securityholders, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, no other form of service of the Notice and Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraphs 9 to 14 above.

DEEMED RECEIPT OF NOTICE

18. The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a) in the case of mailing pursuant to paragraphs 9(a)(i), 9(d), 10, 12 and 13 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person pursuant to paragraphs 9(a)(ii), 12 and 13 above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person'saddress in paragraphs 9 and 11 above;

(c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 9(a)(iii), 9(d), 10, 12 and 13 above, when dispatched or delivered for dispatch;

(d) in the case of delivery to clearing agencies or intermediaries for onward distribution pursuant to paragraph 9(b) and 9(c) above, the day following delivery to clearing agencies or intermediaries; and

(e) in the case of delivery pursuant to the Notice-and-Access Provisions, the business day after delivery of the Notice.

UPDATING MEETING MATERIALS

19. Notice of any amendments, updates or supplements to any of the information provided in the Notice and Meeting Materials, may be communicated to the CoinSmart Securityholders, or any other person entitled thereto in compliance with this Interim Order, by press release, news release, newspaper advertisement or by notice sent to the CoinSmart Securityholders, or by any of the means set forth in paragraphs 9 to 14herein, as determined to be the most appropriate method of communication by the board of directors of CoinSmart.

QUORUM AND VOTING

20. The quorum required at the Meeting shall be two (2) persons, present in person or by proxy, being CoinSmart Shareholders entitled to vote at the Meeting, and who hold at least five percent (5%) of the issued shares entitled to vote at the Meeting.

21. The vote required to pass the Arrangement Resolution shall be the affirmative vote of (i) 662/3% of the votes cast on the Arrangement Resolution by the CoinSmart Shareholders present in person (which may include virtual appearance if permitted by law) or by proxy at the Meeting; and (ii) a majority of the votes cast by the CoinSmart Shareholders present in person (which may include virtual appearance if permitted by law) or by proxy at the Meeting excluding for this purpose votes attached to the CoinSmart Shares held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

22. Any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the CoinSmart Shares represented by such spoiled votes, illegible votes, defective votes or abstentions shall not be counted in determining the number of CoinSmart Shares represented at the Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

23. In all other respects, the terms, restrictions and conditions set out in the articles of CoinSmart shall apply in respect of the Meeting.

PERMITTED ATTENDEES

24. The only persons entitled to attend the Meeting shall be (i) the Registered CoinSmart Shareholders as of the close of business on the Record Date, or their respective proxyholders, (ii) CoinSmart's directors, officers, auditors and advisors, (iii) representatives of WonderFi and Coinsquare including any of their respective directors, officers and advisors, and (iv) any other person admitted on the invitation of the chair of the Meeting or with the consent of the chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the Registered CoinSmart Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

25. Representatives of CoinSmart's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

26. CoinSmart is authorized to use the form of proxy (in substantially the same form as attached as Exhibit "D" to the Hartzman Affidavit) in connection with the Meeting, subject to CoinSmart'sability to insert dates and other relevant information in the form and, subject to the Business Combination Agreement, with such amendments, revisions or supplemental information as CoinSmart may determine are necessary or desirable. CoinSmart is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

27. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by CoinSmart Shareholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Meeting.

DISSENT RIGHTS

28. Each Registered CoinSmart Shareholder who is a Registered CoinSmart Shareholder as of the Record Date shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

29. Registered CoinSmart Shareholders shall be the only CoinSmart Shareholders entitled to exercise rights of dissent. A beneficial holder of CoinSmart Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the Registered CoinSmart Shareholder to dissent on behalf of the beneficial holder of CoinSmart Shares or, alternatively, make arrangements to become a Registered CoinSmart Shareholder. For the purposes of rights to dissent in respect of the Arrangement Resolution, reference to the term "shareholder" in Division 2 of Part 8 of the BCBCA shall be read to mean Registered CoinSmart Shareholder as such term is used herein, reference to "notice shares" in Division 2 of Part 8 of the BCBCA shall be read to mean CoinSmart Shares, as such term is defined herein, in respect of which dissent is being validly exercised under any notice of dissent, and notice to "the company" in section 244(3), 245, 246(h) and 247(c) of the BCBCA shall be read to mean CoinSmart.

30. In order for a Registered CoinSmart Shareholder to exercise such right of dissent (the "Dissent Right"):

(a) a dissenting Registered CoinSmart Shareholder must deliver a written notice of dissent which must be received by CoinSmart at 1055 West Hastings St., Suite 1700, Vancouver, British Columbia, V6E 2E9 by not later than 5:00 p.m. (Vancouver time) on June 16, 2023 (or the day that is two Business Days prior to the date that any adjourned or postponed meeting is reconvened or held, as the case may be);

(b) a dissenting Registered CoinSmart Shareholder must not have voted his, her or its CoinSmart Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, and a vote against the Arrangement Resolution or an abstention shall not constitute written notice of dissent;

(c) a dissenting Registered CoinSmart Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Registered CoinSmart Shareholder's CoinSmart Shares, but may dissent only with respect to all of the CoinSmart Shares held by such person; and

(d) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Pian of Arrangement, this Interim Order and the Final Order.

31. Any Registered CoinSmart Shareholder who duly exercises such Dissent Right set out in paragraphs 28-30 above and who:

(a) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its CoinSmart Shares shall be deemed to have transferred those CoinSmart Shares as cif the Effective Time (as defined in the Circular), without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to CoinSmart for cancellation in consideration for a payment of cash from CoinSmart equal to such fair value; or

(b) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its CoinSmart Shares pursuant to the exercise of the Dissent Ric~ht, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting CoinSmart Shareholder;

but in no case shall CoinSmart, WonderFi or any other person be required to recognize such CoinSmart Shareholders as holders of CoinSmart Shares at or after the date upon which the Arrangement becomes effective and the names of such CoinSmart Shareholders shall be deleted from CoinSmart'sregister of holders of CoinSmart Shares at that time.

32. Notice to the Registered CoinSmart Shareholders of their Dissent Right with respect to the Arrangement Resolution shall be given by including information with respect to the Dissent Right in the Circular to be sent to Registered CoinSmart Shareholders in accordance with this Interim Order.

33. Subject to further order of this Court, the rights available to the Registered CoinSmart Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Registered CoinSmart Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

34. Upon the approval, with or without variation, by the CoinSmart Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, CoinSmart may apply to this Court for, inter alia, an order:

(a) Pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and

(b) Pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement, and the distribution of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the distribution

(collectively, the "Final Order"),

and the hearing of the Final Order shall be held in person at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time), as the case may be, on June 25, 2023, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

35. The form of Notice of Petition in connection with the Final Order attached to the Hartzman Affidavit as Exhibit "C" is hereby approved as the form of Notice of Petition for such approval. Any CoinSmart Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

36. Any CoinSmart Securityholder seeking to appear at the hearing of the application for the Final Order must file and deliver a Response to Petition (a "Response") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to CoinSmart'ssolicitors at:

CASSELS, BROCK & BLACKWELL LLP
Barristers and Solicitors

2200 - 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8
Attention: Carey Veinotte / Rajit Mittal /Danielle DiPardo

Fax number for delivery: (604) 691-6120

Telephone: (778) 372-6784

by or before 4:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date of the hearing of the application for the Final Order.

37. Sending the Petition and Notice of Petition in connection with the Final Order and this Interim Order in accordance with paragraphs 9 to 14 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 38 and 39 below. In particular, service of the Hartzman Affidavit and additional affidavits as may be filed, is dispensed with.

38. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for WonderFi, the solicitors for Coinsquare, and any persons who have delivered a Response in accordance with this Interim Order.

39. In the event the hearing for the Final Order is adjourned, only the solicitors for WonderFi, the solicitors for Coinsquare, the CBCA Director and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

40. CoinSmart shall, subject to the terms of the Business Combination Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

41. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of CoinSmart, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT.

No._________________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER 4F SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and

COINSQUARE LTD.

COINSMART FINANCIAL INC.

PETITIONER

__________________________________________________________________________

ORDER MADE AFTER APPLICATION

(Interim Order)

__________________________________________________________________________

CASSELS BROCK & BLACKWELL LLP

Barristers &Solicitors

2200 - 885 West Georgia Street

Vancouver, B.C. V6C 3E8

Telephone: (604) 691-6100

Facsimile: (604) 691-6120

E-mail: rmittal@casseis.com

Attention: Rajit Mitta

File No.

RETURN BY FILING AGENT: WEST COAST TITLE SEARCH

E-1

SCHEDULE J

COINSQUARE PETITION

As attached.

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and COINSQUARE LTD.

COINSQUARE LTD.

PETITIONER

PETITION TO THE COURT

This proceeding has been started by the petitioner for the relief set out in Part 1 below.
If you intend to respond to this petition, you or your lawyer must

(a) file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b) serve on the petitioner

(i) 2 copies of the filed response to petition, and

(ii) 2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner,

 (a) if you reside anywhere within Canada, within 21 days after the date on which a copy of the filed petition was served on you,

 (b) if you reside in the United States of America, within 35 days after the date on which a copy of the filed petition was served on you,

 (c) if you reside elsewhere, within 49 days after the date on which a copy of the filed petition was served on you, or

 (d) if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is:	800 Smithe Street
Vancouver, BC V6Z 2E1
(2)	The ADDRESS FOR SERVICE	Cassels Brock &Blackwell LLP
	of the petitioner is:	2200 - 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: Carey Veinotte / Rajit
Mittal /Danielle DiPardo

Telephone: (778) 372-6784
Email: cveinotte@cassels.com /
rmittal@cassels.com /
ddipardo@cassels.com
	Fax number address for service (if any)	(604) 691-6120
of the petitioner:
	E-mail address for service (if any) of the	N/A
petitioner:
(3)	The name and office address of the	Cassels Brock &Blackwell LLP
	petitioner'slawyer is:	2200 - 885 West Georgia Street Vancouver, BC V6C 3E8
Attention: Carey Veinotte / Rajit Mittal /Danielle DiPardo

CLAIM OF THE PETITIONER

PART 1: ORDERS SOUGHT

1. The Petitioner, Coinsquare Ltd. (the "Company" or "Coinsquare"), applies to this Court pursuant to section 192 of the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as amended or superseded (the "CBCA"), Rules 16-1, 4-4, 4-5 and 2-1(2)(b) of the Supreme Court Civil Rules and the inherent jurisdiction of this Court for:

(a) an order (the "Interim Order") in the form attached as Schedule "A" to this Petition to the Court;

(b) an order (the "Final Order") in the form attached as Schedule "B" to this Petition to the Court; and

(c) such further and other relief as counsel may advise and this Court deems just.

PART 2: FACTUAL BASIS

1. Unless otherwise defined herein, capitalized terms in this Petition have the respective meaning as defined in the draft joint management information circular of Coinsquare, WonderFi Technologies Inc. ("WonderFi") and CoinSmart Financial Inc. ("CoinSmart") (the "Circular") or the business combination agreement (the "Business Combination Agreement"), which are attached as Exhibits "A" and "B", respectively, to the Affidavit of Eric Richmond, Chief Operating Officer of Coinsquare, sworn May 5, 2023.

PARTIES TO THE BUSINESS COMBINATION AGREEMENT

2. The Company is incorporated pursuant to the laws of Canada. Its registered and records office is located at 590 King Street, Unit 400, Toronto, Ontario, M5V 1M3.

3. Coinsquare is a Toronto-based provider of a leading cloud-based digital asset trading platform used to simplify the buying, selling and trading of digital currencies and other digital assets, including Bitcoin, Litecoin and Ethereum. On October 12, 2022, Coinsquare Capital Markets Ltd., awholly-owned subsidiary of Coinsquare, was registered as an investment dealer in each province and territory in Canada, approved as a member of the the Investment Industry Regulatory Organization of Canada (now the New Self-Regulatory Organization of Canada), approved to operate an alternative trading system or exempt exchange in each province and territory in Canada, and received prospectus relief, trade reporting relief and relief from certain marketplace rules in each jurisdiction in Canada as a crypto asset trading platform..

4. The Company is not a reporting issuer under any jurisdiction nor are the Company's securities listed on any stock exchange.

5. The authorized voting share capital of Coinsquare consists of an unlimited number of common shares without par value ("Coinsquare Shares"). The total number of Coinsquare Shares issued and outstanding as well as the total number of options to purchase Coinsquare Shares ("Coinsquare Options") issued and outstanding will be determined as at the close of business on the day immediately preceding the date on which notice of the Meeting is given to holders of Coinsquare Shares. The holders of the Coinsquare Shares are referred to herein as the "Coinsquare Shareholders", and together with the holders of the Coinsquare Options as the "Coinsquare Securityholders".

6. WonderFi is a corporation existing under the laws of the Province of British Columbia with its registered and records office located at Suite 250 - 780 Beatty Street, Vancouver, British Columbia, V6B 2M1.

7. WonderFi is a technology company with the mission of creating better, unified access to digital assets through centralized and decentralized platforms which operates through certain corporate subsidiaries, including WonderFi Technologies Inc., Coinberry Inc., and Bitbuy Holdings Inc.

8. WonderFi is a reporting issuer in all of the provinces and territories of Canada other than Quebec and its common shares are listed on the Toronto Stock Exchange.

9. CoinSmart is a corporation existing under the laws of the Province of British Columbia with its registered and records office located at 1055 West Hastings St., Suite 1700, Vancouver, British Columbia, V6E 2E9.

10. CoinSmart is aCanadian-headquartered crypto asset trading platform dedicated to providing customers with an intuitive way for buying and selling digital assets like Bitcoin and Ethereum. CoinSmart is registered as a securities dealer and marketplace with the Ontario Securities Commission.

11. It is anticipated that CoinSmart will be delisted from the NEO Exchange following completion of the Transaction and WonderFi will apply to have CoinSmart cease to be a reporting issuer in the jurisdictions in which it is currently a reporting issuer being British Columbia, Ontario, and Alberta.

THE BUSINESS COMBINATION AGREEMENT

12. On April 2, 2023, the Company, WonderFi, and CoinSmart entered into the Business Combination Agreement.

13. Pursuant to the Business Combination Agreement:

(a) Coinsquare Shareholders (other than Coinsquare Dissenting Shareholders) will receive 6.946745 WonderFi Shares for each Coinsquare Share held; and

(b) CoinSmart Shareholders (other than CoinSmart Dissenting Shareholders) will receive 1.801362 WonderFi Shares for each CoinSmart Share held. In addition, each CoinSmart Share (other than CoinSmart Shares held by dissenting CoinSmart Shareholders) will be exchanged for one Earnout Right (generally defined as a right to share proportionately in up to an additional $15 million of total consideration, which may be paid by WonderFi in cash or a combination of cash and WonderFi Shares, based on the revenues of CoinSmart'sSmartPay business (over a period of three years following closing of the Transaction)). Specifically, up to 50% of each Earnout Payment may, at the election of WonderFi, be satisfied by the issuance of WonderFi Shares, calculated using the 10-day volume-weighted average price of the WonderFi Shares as listed on the TSX on the business day immediately preceding the relevant payment date. In addition, subject to certain conditions, WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to 0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election).

14. On the Effective Date at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a) each Coinsquare Share held by a Coinsquare Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to the Coinsquare and Coinsquare shall thereupon be obliged to pay the amount therefor (using its own funds and not funds provided directly or indirectly by WonderFi) determined and payable in accordance with Article 3 of the Coinsquare Plan of Arrangement, and: (i) the name of such holder shall be removed from the central securities register as a holder of Coinsquare Shares and such Coinsquare Shares shall be cancelled and cease to be outstanding; and (ii) such Coinsquare Dissenting Shareholders will cease to have any rights as Coinsquare Shareholders other than the right to be paid the fair value for their Coinsquare Shares by Coinsquare;

(b) each Coinsquare Share (other than a CoinsquareShare held by a Coinsquare Dissenting Shareholder or a Coinsquare Share held by WonderFi or any Subsidiary of WonderFi) shall be deemed to be transferred to WonderFi and, in consideration therefor, WonderFi shall issue the Consideration;

(c) each Coinsquare Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for Coinsquare Shares in accordance with the terms of the Company incentive Plan and terms of the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor; and

(d) each Coinsquare Option that is not described in Section 3.1(c) of the Coinsquare Plan of Arrangement shall be exchanged for a New WonderFi Option entitling the holder thereof to purchase from WonderFi, in accordance with the terms and conditions set forth in Schedule G of the Business Combination Agreement, such number of WonderFi Shares equal to (i) the Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Company Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average closing price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided, however, that it is intended that subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) shall apply to such exchange of Coinsquare Options for New WonderFi Options and, notwithstanding the foregoing, if and to the extent that the In-the-Money Amount, if any, of any such New WonderFi Option at the time of its issuance (prior to any adjustment pursuant to this proviso) would otherwise exceed the In-the-Money Amount, if any, of the Coinsquare Option in exchange for which such New WonderFi Option was issued immediately before such exchange, then the exercise price of such New WonderFi Option shall be increased, nunc pro tunc, as necessary so that no such excess exists at that time. If the foregoing would result in the issuance of a fraction of a WonderFi Share on any particular exercise of New WonderFi Options, then (i) the number of WonderFi Shares so issuable shall be rounded down to the nearest whole number of WonderFi Shares and (ii) the aggregate exercise price payable on any particular exercise of New WonderFi Options shall be rounded up to the nearest whole cent.

BACKGROUND AND REASONS FOR THE ARRANGEMENT

15. The background to the Arrangement and its business rationales are described in detail at pages 53-57 of the Circular.

16. The board of directors of Coinsquare (the "Coinsquare Board") reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from Coinsquare'ssenior management and Coinsquare'slegal and financial advisors and determined that the Plan of Arrangement is in the best interests of Coinsquare. The following is a summary of the principal reasons for the unanimous recommendation of the Coinsquare Board that Coinsquare Shareholders vote in favour of the Coinsquare Arrangement Resolution:

(a) Canada'sLargest Crypto Asset Trading Platform. The Combined Company will have transacted over $17 billion in crypto transactions since 2017 and will have over $600 million in combined assets under custody, together with a diversified and compliant offering across trading, payments, staking and yield products and related services.

(b) Strong Balance Sheet with Investments Across the Crypto Ecosystem. The Combined Company is expected to have total cash and investments exceeding $40 million at Closing and no debt.

(c) Cost Synergies &OperationalEfficiencies. Best in class compliance, multi-channel marketing and a shared services model will allow the Combined Company to yield significant cost and operational synergies relating to shared services across customer acquisition strategies, marketing and branding, financial reporting consolidation, compliance, legal, development and technology operational shared best practices.

(d) High Beta Exposure to Market Leading Platforms. The Combined Company will wholly own multiple platforms including Bitbuy, Coinberry, Coinsquare, CoinSmart, SmartPay, CBIX, Bitcoin.ca, and soon to launch, BetLegend.

(e) Consolidated Investment Dealer. The registered Canadian crypto asset trading businesses of the three companies are anticipated to be consolidated under Coinsquare'sinvestment dealer registrant and New SRO member, CCML.

(f) Predictable and Growing 826 Crypto Payments Vertical. Global Crypto Payment Processing division SmartPay provides a growing and profitable division with international clients.

(g) Track Record of Revenue Generation. Combined fiscal year 2022 revenues among WonderFi, Coinsquare and CoinSmart totalling approximately $37 million.

(h) Investment in Tetra -Canada'sonly Qualified Custodian for Digital Assets. Backed by Coinbase Ventures and other well-known financial institutions, Tetra Trust is Canada's only qualified custodian for digital assets, and Coinsquare's approximately 42% ownership represents significant potential upside for the shareholders of the Combined Company.

(i) Entering Regulated iGaming and Sports Betfing in Ontario. With forecasts exceeding $40 billion in wagers placed in Ontario since regulation, BetLegend will be well positioned to capture market share by leveraging the Combined Company'scombined 1.65 million registered Canadian customers to dramatically bolster the Combined Company'slong-term ARPU across all verticals.

(j) Scale and Immediate Path to Profitability. The Combined Company'sscale, operational synergies and efficiencies is expected to achieve a clear path to profitability, including by rationalizing the costs of operating a registered investment dealer.

(k) Global Expansion Opportunities. CoinSmart'sgrowing EuropeanOTC division provides an opportunity for the Combined Company to expand its presence outside of Canada.

(l) Strong Leadership Team. The Combined Company will bring together the proven track-records of the boards and management of all three organizations to drive superior performance and deliver strong returns to shareholders through disciplined capital allocation, operational excellence and industry-leading performance.

(m) Diversification of Product Offerings and Revenue Profile. The diverse product and service offerings of the Combined Company will enable it to operate in a number of industry verticals and generate revenue from multiple sources, reducing the risk of overreliance on any one product or sector.

(n) Shareholder and Insider Support. Directors, officers, and shareholders of WonderFi representing an aggregate of approximately 14% of the WonderFi Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their WonderFi Shares in favour of the Transaction. Directors, officers and shareholders of Coinsquare representing an aggregate of approximately 58% of the Coinsquare Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their Coinsquare Shares in favour of the Coinsquare Arrangement. Directors and officers of CoinSmart representing an aggregate of approximately 46% of the CoinSmart Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their CoinSmart Shares in favour of the CoinSmart Arrangement.

(o) Arm's-LengfhNegotiations. The terms of the Business Combination Agreement and the Transaction are the result of a comprehensive arm's-length negotiation process, undertaken with the oversight and participation of WonderFi's, Coinsquare's,and CoinSmart'srespective legal counsel and financial advisors. The WonderFi Board took an active role in overseeing and providing guidance and instructions to management and WonderFi'sadvisors in respect of the strategic review process and negotiations concerning the Transaction. The terms of the Business Combination Agreement treat all WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders equitably and fairly.

(p) Ability to Accept a Superior Proposal. The Business Combination Agreement permits each of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, in exercise of its fiduciary duties, to respond, prior to their respective Transaction Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to their respective Shareholders than the Transaction. The Business Combination Agreement provides that, notwithstanding the non-solicitation covenants contained in the Business Combination Agreement, if one of the Parties'boards of directors receives an unsolicited Acquisition Proposal that did not result from a breach of that Party'snon-solicitation covenants and that Party'sboard of directors determines in good faith after consultation with its financial advisors and outside legal counsel is or would reasonably be expected to constitute a Superior Proposal, then that Party may enter into discussions or negotiations or otherwise assist the Person making such Acquisition Proposal, provided the requirements of the Business Combination Agreement are met, and that Party'sboard of directors retains the ability to consider and respond to the Superior Proposal prior to their respective Transaction Meeting on the specific terms and conditions set forth in the Business Combination Agreement, including the payment of the Termination Fee to the other Parties, if a Superior Proposal is accepted.

(q) Determination of Fairness by the Court. Completion of the Transaction is conditional upon receipt of the Final Orders. The Court will consider, during the hearing for the Final Orders, the procedural and substantive fairness of the terms and conditions of the Coinsquare Arrangement and the CoinSmart Arrangement.

(r) Financial, Legal and OtherAdvice. Extensive financial, legal and other advice was provided to each of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board. This advice included detailed financial advice from highly qualified and experienced financial advisors as to the potential value that might have resulted from other strategic alternatives reasonably available to WonderFi, Coinsquare, and CoinSmart.

(s) Ability to Close. The Parties believe that each of the Parties are committed to completing the Transaction and has a proven track record of completing deals, and anticipates that the Parties will be able to complete the Transaction, in accordance with the terms of the Business Combination Agreement, within a reasonable time and in any event prior to the Outside Date.

(t) Increased Public Float and Liquidity. WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders are expected to experience greater liquidity by participating in the Combined Company with a more widely-held shareholder base.

17. In addition to the factors set forth above, the Coinsquare Board also considered the following factors and potential benefits and risks of the Transaction particular to Coinsquare:

(a) Participation by Coinsquare Shareholders in the future growth of the Combined Company. The consideration to be received by Coinsquare Shareholders pursuant to the Coinsquare Arrangement, is equity-based, which will preserve cash resources to fund growth of the Combined Company and permit all shareholders to remain fully invested and exposed to the upside. If the Transaction is completed, Coinsquare Shareholders will hold approximately 42% of the issued and outstanding shares of the Combined Company on a partially diluted basis. Through ownership of shares in the Combined Company, Coinsquare Shareholders will have the opportunity to participate in the opportunities associated with the Combined Company'sassets and properties and any future increase in value of the Combined Company.

(b) Release of Claims under Coinsquare/CoinSmart SPA. If the Business Combination Agreement is terminated in certain circumstances specified in the Business Combination Agreement, including (i) where CoinSmart terminates the Business Combination Agreement to accept a CoinSmart Superior Proposal, (ii) a CoinSmart Change in Recommendation occurs and (iii) if CoinSmart breaches any representation or warranty or fails to perform any covenant or agreement set forth in the Business Combination Agreement (subject to certain cure periods), CoinSmart, Coinsquare and WonderFi have agreed to irrevocably and unconditionally release one another from any Claims for or by reason of or in any way arising out of, in connection with, or in any way related to the Coinsquare/CoinSmart SPA.

(c) Negotiated Transaction and Oversight by Independent Directors. The Transaction is the result of a comprehensive arm's-length negotiation process and includes terms and conditions that are reasonable in the circumstances, with the oversight and participation of independent directors of the Coinsquare Board and the financial and legal advisors of Coinsquare.

(d) Coinsquare Fairness Opinion. Origin has provided an opinion to the Coinsquare Board, a copy of which has been provided to the Coinsquare Shareholders, that, as of April 2, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by Coinsquare Shareholders in connection with the Transaction is fair, from a financial point of view, to Coinsquare Shareholders.

(e) Special Majority Approval. The required Coinsquare Shareholders'approvals are protective of the rights of Coinsquare Shareholders. The Coinsquare Arrangement Resolution must be approved by at least 662/% of the votes cast by Coinsquare Shareholders at the Coinsquare Meeting, present in person or by proxy and entitled to vote at the Coinsquare Meeting.

(f) Dissent Rights. Registered Coinsquare Shareholders who do not vote in favour of the Coinsquare Arrangement will have the right to require a judicial appraisal of their Coinsquare Shares and obtain fair value pursuant to the proper exercise of Coinsquare Dissent Rights.

(g) 100% Acquisition of Coinsquare Shares. The Coinsquare Arrangement involves the acquisition of 100% of the Coinsquare Shares and, under the Coinsquare Plan of Arrangement, all Coinsquare Shareholders are treated identically and fairly.

18. In the course of its deliberations, the Coinsquare Board also identified and considered a variety of risks and potentially negative factors /risks described in detail at pages 59-60 and 158-166 of the Circular.

19. Based on the above-noted factors, the Coinsquare Board unanimously determined that the Plan of Arrangement is fair, from a financial point of view, and reasonable to the Coinsquare Shareholders and in the best interests of the Company. Accordingly, the Coinsquare Board has unanimously recommended that the Coinsquare Shareholders vote for the Coinsquare Arrangement Resolution.

20. Coinsquare is not insolvent within the meaning of section 192(2) of the CBCA.

21. It is not practicable for Coinsquare to effect a fundamental change in the nature of the Arrangement under any other provision of the CBCA.

NO COMPROMISE OF DEBT

22. The Arrangement does not contemplate a compromise of any debt or any debt instruments of the Company and no creditor of the Company will be affected by the Arrangement.

CONDITIONS

23. The obligations of the Company, WonderFi and CoinSmart to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Business Combination Agreement. These conditions include, among other things, the following mutual conditions:

(a) The Required Approvals shall have been obtained and shall have not been rescinded.

(b) The Transaction Resolutions shall have been approved and adopted at the WonderFi Meeting, Coinsquare Meeting and CoinSmart Meeting, as applicable.

(c) The Final Order in respect of the Coinsquare Arrangement and the Final Order in respect of the CoinSmart Arrangement shall have been obtained on terms acceptable to the Parties, each acting reasonably.

(d) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated by the Business Combination Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following the completion thereof.

(e) No Action shall have been commenced against the Parties that would prevent the Closing and no injunction or restraining order shall have been issued by any Governmental Authority and be in effect, which restrains or prohibits any transaction contemplated thereby.

(f) WonderFi shall have received conditional approval from the TSX in respect of the listing of the (i) WonderFi Shares comprising the Consideration Shares, (ii) the WonderFi Shares issuable on the exercise of the new WonderFi Options granted pursuant to Section 2.06(5) of the Business Combination Agreement, (iii) the WonderFi Shares issuable on the exercise of the CoinSmart Warrants as provided for pursuant to Section 2.06(4) of the Business Combination Agreement ; (iv) the WonderFi Shares issuable in satisfaction of any payments under the Earnout Rights Indenture; and (iv) any other WonderFi Shares to be issued in connection with the Transaction as provided for under the WonderFi Disclosure Letter.

(g) WonderFi shall have entered into employment or consulting agreements with those parties set forth in Section 8.15(a)(iii) of the WonderFi Disclosure Letter, substantially in the forms) attached to Section 8.15(a)(iii) of the WonderFi Disclosure Letter and substantially on the terms set forth in Section 8.15(a)(iii) of the WonderFi Disclosure Letter; provided that, this provision may be waived or amended in respect of the appointment of any such officer, employee or consultant, with the consent of any two Parties should any such individual not be prepared to enter into such employment or consulting agreement in the forms) and/or on the agreed terms on or prior to the Effective Time.

(h) WonderFi shall have delivered to the other Parties all resignations of its directors, effective as of the Closing, that are required to create vacancies on the WonderFi Board that enable Section 8.15(a) of the Business Combination Agreement to be implemented, all in a form acceptable to the Parties, each acting reasonably.

(i) Coinsquare shall have delivered to the other Parties resignations of each of its directors (unless otherwise agreed to by the Parties), effective as of the Closing, all in a form acceptable to the Parties, each acting reasonably.

(j) CoinSmart shall have delivered to the other Parties resignations of each of its directors (unless otherwise agreed to by the Parties), effective as of the Closing, all in a form acceptable to the Parties, each acting reasonably.

(k) WonderFi shall have entered into investor rights agreements with each of those parties as set forth in Section 8.15(b) of WonderFi'sDisclosure Letter, substantially in the respective forms appended in Schedule F to the Business Combination Agreement.

(l) The Earnout Rights Indenture shall have been entered into by the parties thereto and shall not have been terminated.

(m) The sum of (i) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been duly exercised and not withdrawn and (ii) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been exercised and not withdrawn, shall not be more than 10%; provided that this condition may be waived in writing by two of the Parties and such waiver shall be binding upon the non-waiving Party, as applicable.

(n) The Consideration Shares, Earnout Rights, and New WonderFi Options to be issued pursuant to the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable, shall be exempt from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act") pursuant to Section 3(a)(10) thereof and applicable securities laws of any state of the United States; provided, however, that Coinsquare and/or CoinSmart shall be not entitled to the benefit of the conditions in Section 9.01(n) of the Business Combination Agreement, and shall be deemed to have waived such condition in the event that Coinsquare and/or CoinSmart, as applicable, (i) fails to comply with the requirements set forth in Section 2.11 of the Business Combination Agreement, or (ii) fails to advise the Court prior to the hearing in respect of the Interim Order that WonderFi intends to rely on the exemption from the registration requirements of the U.S. Securities Act contained in Section 3(a)(10) based on the Court'sapproval of the Coinsquare Arrangement and the CoinSmart Arrangement, respectively, and the Final Order shall reflect such reliance.

24. The obligations of WonderFi to consummate the transactions contemplated by the Business Combination Agreement shall be subject to the fulfillment or WonderFi'swaiver, at or before the Effective Time, of each of the following conditions:

(a) Other than the representations and warranties of (i) Coinsquare set out in Section 5.01, Section 5.02, Section 5.03, Section 5.04 and Section 5.21 of Schedule V of the Business Combination Agreement, and (ii) CoinSmart set out in Section 6.01, Section 6.02, Section 6.03, Section 6.04 and Section 6.21 of Schedule VI of the Business Combination Agreement, the representations and warranties of each of Coinsquare and CoinSmart set out in the Business Combination Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date thereof and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of (i) Coinsquare set out in Section 5.01, Section 5.02, Section 5.03, Section 5.04 and Section 5.21 of Schedule V of the Business Combination Agrement, and (ii) CoinSmart set out in Section 6.01, Section 6.02, Section 6.03, Section 6.04 and Section 6.21 of Schedule VI of the Business Combination ,shall be true and correct in all respects on and as of the date thereof and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Each of Coinsquare and CoinSmart shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Business Combination Agreement to be performed or complied with by it before or on the Effective Time; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, each of Coinsquare and CoinSmart shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) All approvals, consents and waivers that are listed in Section 5.04 of the Coinsquare Disclosure Letter and in Section 6.04 of the CoinSmart Disclosure Letter shall have been received, and executed counterparts thereof shall have been delivered to WonderFi, at or before the Effective Time.

(d) From the date of the Business Combination Agreement, there shall not have occurred any Material Adverse Effect with respect to either Coinsquare or CoinSmart, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to Coinsquare or CoinSmart.

(e) WonderFi shall have received a certificate, dated the Effective Date and signed by a duly authorized officer of (i) Coinsquare, that each of the conditions set forth in Section 9.02(a) and Section 9.02(b) of the Business Combination Agreement has been satisfied and (ii) CoinSmart, that each of the conditions set forth in Section 9.02(a) and Section 9.02(b) of the Business Combination Agreement has been satisfied.

(f) WonderFi shall have received a certificate of an officer of each of Coinsquare and CoinSmart certifying that attached thereto are true and complete copies of all resolutions adopted by the shareholders) and the Coinsquare Board and CoinSmart Board, respectively, authorizing the execution, delivery and performance of the Business Combination Agreement and the other transaction documents related thereto to which Coinsquare and CoinSmart is a party, and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(g) WonderFi shall have received a certificate of an executive officer of each of Coinsquare and CoinSmart certifying the names and signatures of their respective officers authorized to sign the Business Combination Agreement and the other documents to be delivered hereunder.

(h) Each of Coinsquare and CoinSmart shall have delivered to WonderFi a certificate of good standing or compliance (or its equivalent) for (i) Coinsquare and the Coinsquare Material Subsidiaries, and (ii) CoinSmart and the CoinSmart Material Subsidiaries, respectively, from the applicable Governmental Authority of the jurisdiction under the Applicable Laws in which each such Person is incorporated.

(i) As at the Effective Date, Coinsquare Capital Markets Ltd. shall be in good standing with all applicable IIROC requirements, including that it shall have the minimum risk adjusted capital levels required under IIROC rules.

(j) Each of Coinsquare and CoinSmart shall have delivered evidence, in form and substance satisfactory to WonderFi, acting reasonably, of the exercise, settlement, or cancellation, as applicable, of all Coinsquare Options, CoinSmart Options, and CoinSmart RSUs, all in accordance with Section 2.06 of the Business Combination Agreement.

25. The obligations of Coinsquare to consummate the transactions contemplated by the Business Combination Agreement shall be subject to the fulfillment or Coinsquare's waiver, at or before the Effective Time, of each of the following conditions:

(a) Other than the representations and warranties of (i) WonderFi set out in Section 4.01, Section 4.02, Section 4.03, Section 4.04, and Section 4.22 of Schedule IV of the Business Combination Agreement, and (ii) CoinSmart set out in Section 6.01, Section 6.02, Section 6.03, Section 6.04, and Section 6.21 of Schedule VI of the Business Combination Agreement, the representations and warranties of WonderFi and CoinSmart set out in the Business Combination Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date thereof and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of (i) WonderFi set out in Section 4.01, Section 4.02, Section 4.03, Section 4.04, and Section 4.22 of Schedule IV of the Business Combination Agreement, and (ii) CoinSmart set out in Section 6.01, Section 6.02, Section 6.03, Section 6.04, and Section 6.21 of Schedule VI of the Business Combination Agreement, shall be true and correct in all respects on and as of the date hereof and on and as of the Effective Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Each of WonderFi and CoinSmart shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Business Combination Agreement to be performed or complied with by it before or on the Effective Time; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, each of WonderFi and CoinSmart shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) All approvals, consents and waivers that are listed in Section 4.04 of the WonderFi Disclosure Letter and in Section 6.04 of the CoinSmart Disclosure Letter shall have been received, and executed counterparts thereof shall have been delivered to Coinsquare, at or before the Effective Time.

(d) From the date of the Business Combination Agreement, there shall not have occurred any Material Adverse Effect with respect to WonderFi or CoinSmart, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to WonderFi or CoinSmart.

(e) Coinsquare shall have received a certificate, dated the Effective Date and signed by a duly authorized officer of (i) WonderFi, that each of the conditions set forth in Section 9.03(a) and Section 9.03(b) of the Business Combination Agreement has been satisfied and (i) CoinSmart, that each of the conditions set forth in Section 9.03(a) and Section 9.03(b) of the Business Combination Agreement has been satisfied.

(f) Coinsquare shall have received a certificate of an officer of each of WonderFi and CoinSmart certifying that attached thereto are true and complete copies of all resolutions adopted by the shareholders) and the board of directors of WonderFi and CoinSmart, respectively, authorizing the execution, delivery and performance of the Business Combination Agreement and the other transaction documents related thereto to which WonderFi and CoinSmart is a party, and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(g) Coinsquare shall have received a certificate of an executive officer of each of WonderFi and CoinSmart certifying the names and signatures of their respective officers authorized to sign the Business Combination Agreement and the other documents to be delivered thereunder.

(h) Each of WonderFi and CoinSmart shall have delivered to Coinsquare a certificate of good standing or compliance (or its equivalent) for (i) WonderFi and the WonderFi Material Subsidiaries, and (ii) CoinSmart and the CoinSmart Material Subsidiaries, respectively, from the applicable Governmental Authority of the jurisdiction under the Applicable Laws in which each such Person is incorporated.

(i) WonderFi shall have taken reasonable steps to satisfy the covenants set forth in Section 8.15(a) of the Business Combination Agreement.

(j) WonderFi shall have delivered evidence, in form and substance satisfactory to Coinsquare, acting reasonably, that it has issued the New WonderFi Options set forth in Schedule G of the Business Combination Agreement to the former holders of Coinsquare Options listed therein in accordance with Section 2.06(5) of the Business Combination Agreement.

26. The obligations of CoinSmart to consummate the transactions contemplated by the Business Combination Agreement shall be subject to the fulfillment or Coinsquare's waiver, at or before the Effective Time, of each of the following conditions:

(a) Other than the representations and warranties of (i) WonderFi set out in Section 4.01, Section 4.02, Section 4.03, Section 4.04, and Section 4.22 of Schedule IV of the Business Combination Agreement, and (ii) Coinsquare set out in Section 5.01, Section 5.02, Section 5.03, Section 5.04, and Section 5.21 of Schedule V of the Business Combination Agreement, the representations and warranties of WonderFi and Coinsquare set out in the Business Combination Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date thereof and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of (i) Section 4.01, Section 4.02, Section 4.03, Section 4.04, and Section 4.22 of Schedule IV of the Business Combination Agreement, and (ii) Coinsquare set out in Section 5.01, Section 5.02, Section 5.03, Section 5.04, and Section 5.21 of Schedule V of the Business Combination Agreement, shall be true and correct in all respects on and as of the date hereof and on and as of the Effective Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Each of WonderFi and Coinsquare shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Business Combination Agreement to be performed or complied with by it before or on the Effective Time; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, each of WonderFi and Coinsquare shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) All approvals, consents and waivers that are listed in Section 4.04 of the WonderFi Disclosure Letter and in Section 5.04 of the Coinsquare Disclosure Letter shall have been received, and executed counterparts thereof shall have been delivered to Coinsquare, at or before the Effective Time.

(d) From the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to WonderFi or Coinsquare, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to WonderFi or Coinsquare.

(e) CoinSmart shall have received a certificate, dated the Effective Date and signed by a duly authorized officer of (i) WonderFi, that each of the conditions set forth in Section 9.04(a) and Section 9.04(b) of the Business Combination Agreement has been satisfied and (i) Coinsquare, that each of the conditions set forth in Section 9.04(a) and Section 9.04(b) of the Business Combination Agreement has been satisfied.

(f) CoinSmart shall have received a certificate of an officer of each of WonderFi and Coinsquare certifying that attached thereto are true and complete copies of all resolutions adopted by the shareholders) and the board of directors of WonderFi and Coinsquare, respectively, authorizing the execution, delivery and performance of this Agreement and the other transaction documents related thereto to which WonderFi and Coinsquare is a party, and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated thereby.

(g) CoinSmart shall have received a certificate of an executive officer of each of WonderFi and Coinsquare certifying the names and signatures of their respective officers authorized to sign this Agreement and the other documents to be delivered thereunder.

(h) Each of WonderFi and Coinsquare shall have delivered to CoinSmart a certificate of good standing or compliance (or its equivalent) for (i) WonderFi and the WonderFi Material Subsidiaries, and (ii) Coinsquare and the Coinsquare Material Subsidiaries, respectively, from the applicable Governmental Authority of the jurisdiction under the Applicable Laws in which each such Person is incorporated.

(i) As at the Effective Date, Coinsquare Capital Markets Ltd. shall be in good standing with all applicable IIROC requirements, including that it shall have the minimum risk adjusted capital levels required under IIROC rules.

(j) WonderFi shall have taken reasonable steps to satisfy the covenants set forth in Section 8.15(a) of the Business Combination Agreement.

(k) WonderFi shall have delivered evidence, in form and substance satisfactory to CoinSmart, acting reasonably, that it has issued the New WonderFi Options set forth in Schedule G of the Business Combination Agreement to the former holders of CoinSmart Options listed therein in accordance with Section 2.06(5) of the Business Combination Agreement.

(l) WonderFi shall have delivered a replacement certificate to the holders of the CoinSmart Warrants identified on Schedule G of the Business Combination Agreement evidencing WonderFi'sassumption of CoinSmart'sobligations in respect of the CoinSmart Warrants in accordance with Section 2.06(3) of the Business Combination Agreement against delivery to WonderFi and cancellation of the former original certificates representing such CoinSmart Warrants.

DISSENT RIGHTS

27. The Plan of Arrangement provides that registered Coinsquare Shareholders may exercise a right to dissent and the Interim Order includes a right to dissent in respect of the Coinsquare Arrangement Resolution in accordance with the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

INTERESTS OF CERTAIN PERSONS

28. The directors and executive officers and other related parties of Coinsquare may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Coinsquare Securityholders. These interests include those described in detail at pages 114-118 of the Circular. The Coinsquare Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Coinsquare Shareholders.

UNITED STATES SECURITIES LAWS

29. Section 3(a)(10) of the U.S. Securities Act provides an exemption from the registration requirements thereof for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the procedural and substantive fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear and receive timely and adequate notice thereof.

30. In order to ensure that the issuance of securities by Coinsquare pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act, it is necessary that, among other things:

(a) prior to the hearing required to approve the Arrangement, the Court is advised of the intention of the parties to rely on Section 3(a)(10) of the U.S. Securities Act based on the Court'sapproval of the Arrangement;

(b) the Interim Order of the Court approving the Meeting specifies that each Coinsquare Shareholder entitled to vote at the Meeting will have the right to appear before the Court at the hearing to consider approval of the Arrangement and the Final Order, so long as such Coinsquare Shareholder files a Response to Petition in accordance with the terms of the Interim Order;

(c) the Coinsquare Securityholders will be given adequate notice advising them of their rights to attend such hearing and provided with sufficient information necessary for them to exercise that right;

(d) the Court is required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Coinsquare Securityholders;

(e) the Court has determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities contemplated by the Arrangement are substantively and procedurally fair to the Coinsquare Securityholders; and

(f) the order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being substantively and procedurally fair and reasonable to the Coinsquare Securityholders.

31. The Coinsquare Securityholders to whom securities will be issued under the Arrangement shall receive such securities in reliance on the exemption from the registration requirements of the U.S. Securities Act contained in Section 3(a)(10) thereof based on the Court'sapproval of the Arrangement

FAIRNESS OF THE ARRANGEMENT

32. The Company, WonderFi and CoinSmart will rely on this Court'sapproval and declaration of fairness of the Arrangement, including the terms and conditions thereof and the issuance and exchanges of securities contemplated therein to the Coinsquare Securityholders, after a hearing upon such matters at which the Coinsquare Securityholders shall have the right to appear, to form the basis of an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, for the issuance and exchange of securities in connection with the Arrangement.

PART 3: LEGAL BASIS

1. Sections 190 and 192 of the CBCA, as amended;

2. Supreme Court Civil Rules 2-1(2)(b); 4-4, 4-5, 8-1 and 16-1; and

3. The inherent jurisdiction of this Honourable Court.

PART 4: MATERIAL TO BE RELIED ON

1. The Affidavit #1 of Eric Richmond sworn May 5, 2023; and

2. Such further affidavits and other documents as counsel for the Company may advise.

The petitioner estimates that the hearing of the petition will take 20 minutes.

 SCHEDULE "A'

INTERIM ORDER

No. ___________________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT,

R.S.C., 1985, C. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and COINSQUARE LTD.

COINSQUARE LTD.

PETITIONER

ORDER MADE AFTER APPLICATION

(Interim Order)

))

BEFORE	) MASTER )	May 10, 2023

))

ON THE APPLICATION of the Petitioner, Coinsquare Ltd. ("Coinsquare") for an Interim Order pursuant to section 192 of the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as amended (the "CBCA") in connection with a proposed arrangement (the "Arrangement") with WonderFi Technologies Inc. ("WonderFi") and CoinSmart Financial Inc. ("CoinSmart") to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "Plan of Arrangement"), without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on May 10, 2023 and ON HEARING Rajit Mittal, counsel for Coinsquare, and ON READING the Petition to the Court herein, the Affidavit of Eric Richmond sworn on May 5, 2023 and filed herein (the "Richmond Affidavit"); and UPON NOTICE pursuant to section 192(5) to the Director appointed under the CBCA (the "CBCA Director") and no one appearing on behalf of the CBCA Director; and UPON BEING ADVISED it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "US Securities Act')as a basis for an exemption from the registration requirements thereof with respect to the issuance of securities under the proposed Plan of Arrangement based on the Court'sapproval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft joint management information circular (the "Circular") attached as Exhibit "A" to the Richmond Affidavit.

MEETING

2. Pursuant to Section 192 of the CBCA, Coinsquare is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders (the "Coinsquare Shareholders") of common shares of Coinsquare ("Coinsquare Shares") to be held at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on June 20, 2023 at 7:00 a.m. (Vancouver time) / 10:00 a.m. (Toronto time) or such other date as Coinsquare, WonderFi, and CoinSmart may agree, to, among other things:

(a) consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") of the Coinsquare Shareholders approving the Plan of Arrangement under section 192 of the CBCA, the full text of the Arrangement Resolution is set forth in Schedule "B" to the Circular; and

(b) transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting shall be called, held and conducted in accordance with the CBCA, the articles of Coinsquare and the Circular, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the CBCA and the articles of Coinsquare, and subject to the terms of the Business Combination Agreement, Coinsquare, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Coinsquare Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Business Combination Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the Coinsquare Securityholders (as defined below) by one of the methods specified in paragraphs 9 and 10 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of Coinsquare.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting, unless Coinsquare determines that it is advisable, and subject to the consent of WonderFi and CoinSmart in writing acting reasonably.

AMENDMENTS

6. Prior to the Meeting, Coinsquare is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement, without any additional notice to the Coinsquare Securityholders or further orders of this Court, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting.

RECORD DATE

7. The board of directors of Coinsquare has not declared a record date for determining the Coinsquare Shareholders who are entitled to receive notice of and to vote at the Meeting. As such, and in accordance with the provisions of the CBCA, any Coinsquare Shareholder of record as of the close of business on the day immediately preceding the date on which notice of the Meeting is given to the Coinsquare Shareholders, is entitled to receive notice of the Meeting and to attend and vote at the Meeting (the "Record Date").

NOTICE OF MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Coinsquare shall not be required to send to the Coinsquare Securityholders any other or additional statement pursuant to Section 192 of the CBCA.

9. The Circular and the Notice of Petition, in substantially the same forms as contained in Exhibits "A" and "C" to the Richmond Affidavit (collectively referred to as the "Notice Materials"), and in the case of the Coinsquare Shareholders, the form of proxy and letter of transmittal, in substantially the same forms as contained in Exhibit "D" to the Richmond Affidavit (together with the Notice Materials, the "Meeting Materials"), with such deletions, amendments or additions thereto as counsel for Coinsquare may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Registered Coinsquare Shareholders as they appear on the central securities register of Coinsquare or the records of its registrar and transfer agent as at the close of business on the Record Date at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

(i) by prepaid ordinary or air mail addressed to the Registered Coinsquare Shareholders at their addresses as they appear in the applicable records of Coinsquare or its registrar and transfer agent, as at the Record Date;

(ii) by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

(iii) by email or facsimile transmission to any Registered Coinsquare Shareholders, who has previously identified himself, herself or itself to the satisfaction of Coinsquare, acting through its representatives, and who requests such email or facsimile transmission; and

(b) the non-Registered Coinsquare Shareholders by causing, in accordance with the National Instrument 54-101 -Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54- 101"), its agent to deliver the requisite number of copies of the Meeting Materials to clearing agencies or intermediaries for onward distribution of the Meeting Materials to those non-Registered Coinsquare Shareholders who have provided instructions to an intermediary that the beneficial owner objects to the intermediary disclosing ownership information about the beneficial owner;

(c) the non-Registered Coinsquare Shareholders by causing, in accordance with NI 54-101, its agent to distribute the requisite number of copies of the Meeting Materials directly to each non-Registered Coinsquare Shareholder who has provided instructions to an intermediary that such non-Registered Coinsquare Shareholder does not object to the intermediary disclosing ownership information about the beneficial owner;

(d) the directors and auditors of Coinsquare by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal; and

(e) the CBCA Director by email to ic.corporationscanada.ic@sed-isde.gc.ca, in accordance with Section 192(5) of the CBCA;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10. The Notice Materials shall be sent by prepaid ordinary mail or by email transmission to the holders of outstanding options to purchase Coinsquare Shares (the "Coinsquare Optionholders" and collectively with the Coinsquare Shareholders, the "Coinsquare Securityholders") tothe address of such holder as it appears in the applicable records of Coinsquare at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal.

11. Accidental failure of or omission by Coinsquare to give notice to any one or more persons entitled thereto, or the non-receipt of such notice by one or more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Coinsquare (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Coinsquare, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

12. Provided that notice of the Meeting is given, the Notice and Meeting Materials, as applicable, are sent to the Coinsquare Securityholders, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, no other form of service of the Notice and Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraphs 9 and 10, above.

DEEMED RECEIPT OF NOTICE

13. The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a) in the case of mailing pursuant to paragraphs 9(a)(i), 9(d), and 10 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person'saddress in paragraph 9 above;

(c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 9(a)(iii), 9(d), 9(e), and 10 above, when dispatched or delivered for dispatch; and

(d) in the case of delivery to clearing agencies or intermediaries for onward distribution pursuant to paragraph 9(b) and 9(c) above, the day following delivery to clearing agencies or intermediaries.

UPDATING MEETING MATERIALS

14. Notice of any amendments, updates or supplements to any of the information provided in the Notice and Meeting Materials, may be communicated to the Coinsquare Securityholders, or any other person entitled thereto in compliance with this Interim Order, by press release, news release, newspaper advertisement or by notice sent to the Coinquare Securityholders, or by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the board of directors of Coinsquare.

QUORUM AND VOTING

15. The quorum required at the Meeting shall be Coinsquare Shareholders, present in person or by proxy, who hold at least fifty percent (50%) of the issued shares entitled to vote at the Meeting.

16. In respect to the Arrangement Resolution, the votes taken at the Meeting shall be taken on the basis of one vote per Coinsquare Share. The vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 662/3% of the votes cast on the Arrangement Resolution by Coinsquare Shareholders present in person (which may include virtual appearance if permitted by law) or by proxy at the Meeting.

17. Any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Coinsquare Shares represented by such spoiled votes, illegible votes, defective votes or abstentions shall not be counted in determining the number of Coinsquare Shares represented at the Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

18. In all other respects, the terms, restrictions and conditions set out in the articles of Coinsquare shall apply in respect of the Meeting.

PERMITTED ATTENDEES

19. The only persons entitled to attend the Meeting shall be (i) the registered Coinsquare Shareholders as of the close of business in Toronto, Ontario on the Record Date, or their respective proxyholders, (ii) Coinsquare's directors, officers, auditors and advisors, (iii) representatives of WonderFi and CoinSmart including any of their respective directors, officers and advisors, (iv) any other person admitted on the invitation of the chair of the Meeting or with the consent of the chair of the Meeting, (v) the CBCA Director; and the only persons entitled to be represented and to vote at the Meeting shall be the registered Coinsquare Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

20. Representatives of Coinsquare'sregistrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

21. Coinsquare is authorized to use the form of proxy (in substantially the same form as attached as Exhibit "D" to the Richmond Affidavit) in connection with the Meeting, subject to Coinsquare'sability to insert dates and other relevant information in the form and, subject to the Business Combination Agreement, with such amendments, revisions or supplemental information as Coinsquare may determine are necessary or desirable. Coinsquare is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

22. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by Coinsquare Shareholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Meeting.

DISSENT RIGHTS

23. Each Registered Coinsquare Shareholder who is a Registered Coinsquare Shareholder as of the Record Date shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding Section 190(5) of the CBCA, any Coinsquare Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Coinsquare in the form required by Section 190 of the CBCA and the Business Combination Agreement, which written objection must be received by Coinsquare at 400-590 King Street West, Toronto, ON M5V 1M3 not later than 5:00 p.m. (Toronto time) on June 16, 2023 (or the day that is two Business Days prior to the date that any adjourned or postponed meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the requirements of Section 190 the CBCA, as modified by this Interim Order and the Plan of Arrangement. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

24. In order for a Registered Coinsquare Shareholder to exercise such right of dissent (the "Dissent Right'):

(a) a dissenting Registered Coinsquare Shareholder must deliver a written notice of dissent which must be received by Coinsquare at 400-590 King Street West, Toronto, ON M5V 1M3 by not later than 5:00 p.m. (Toronto time) on June 16, 2023 (or the day that is two Business Days prior to the date that any adjourned or postponed meeting is reconvened or held, as the case may be);

(b) a dissenting Registered Coinsquare Shareholder must not have voted his, her or its Coinsquare Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, and a vote against the Arrangement Resolution or an abstention shall not constitute written notice of dissent;

(c) a dissenting Registered Coinsquare Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Registered Coinsquare Shareholder'sCoinsquare Shares, but may dissent only with respect to all of the Coinsquare Shares held by such person; and

(d) the exercise of such Dissent Right must otherwise comply with the requirements of Section 190 of the CBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

25. Any Registered Coinsquare Shareholder who duly exercises such Dissent Right set out in paragraphs 23-24 above and who:

(a) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Coinsquare Shares shall be deemed to have transferred those Coinsquare Shares as of the Effective Time (as defined in the Circular), without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Coinsquare for cancellation in consideration for a payment of cash from Coinsquare equal to such fair value; or

(b) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Coinsquare Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Coinsquare Shareholder;

but in no case shall Coinsquare, WonderFi or any other person be required to recognize such Coinsquare Shareholders as holders of Coinsquare Shares at or after the date upon which the Arrangement becomes effective and the names of such Coinsquare Shareholders shall be deleted from Coinsquare'sregister of holders of Coinsquare Shares at that time.

26. Notice to the Registered Coinsquare Shareholders of their Dissent Right with respect to the Arrangement Resolution shall be given by including information with respect to the Dissent Right in the Circular to be sent to Registered Coinsquare Shareholders in accordance with this Interim Order.

27. Subject to further order of this Court, the rights available to the Registered Coinsquare Shareholders under the CBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Registered Coinsquare Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

28. Upon the approval, with or without variation, by the Coinsquare Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Coinsquare may apply to this Court for, inter alia, an order:

pursuant to s. 192 of the CBCA, approving the Arrangement and declaring that the terms and conditions of the Arrangement, and the distribution of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the distribution

(collectively, the "Final Order"),

and the hearing of the Final Order shall be held in person at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time), as the case may be, on June 25, 2023, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

29. The form of Notice of Petition in connection with the Final Order attached to the Richmond Affidavit as Exhibit "C" is hereby approved as the form of Notice of Petition for such approval. Any Coinsquare Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

30. Any Coinsquare Securityholder seeking to appear at the hearing of the application for the Final Order must file and deliver a Response to Petition (a "Response") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to Coinsquare's solicitors at:

CASSELS, BROCK & BLACKWELL LLP
Barristers and Solicitors

2200 - 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8
Attention: Carey Veinotte / Rajit Mittal /Danielle DiPardo

Fax number for delivery: (604) 691-6120

Telephone: (778) 372-6784

and to Coinsquare's co-solicitors at:

GOODMANS LLP

Barristers and Solicitors

333 Bay Street, Suite 3400

Toronto, Ontario, Canada M5H 2S7

Attention: Peter Kolla (pkolla@goodmans.ca)

Telephone: (416) 597-6279

by or before 4:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date of the hearing of the application for the Final Order.

31. Sending the Petition and Notice of Petition in connection with the Final Order and this Interim Order in accordance with paragraphs 9 and 10 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 32 and 33 below. In particular, service of the Richmond Affidavit and additional affidavits as may be filed, is dispensed with.

32. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for WonderFi, the solicitors for CoinSmart, the CBCA Director and any persons who have delivered a Response in accordance with this Interim Order.

33. In the event the hearing for the Final Order is adjourned, only the solicitors for WonderFi, the solicitors for CoinSmart, the CBCA Director and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

34. Coinsquare shall, subject to the terms of the Business Combination Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

35. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the CBCA, applicable Securities Laws or the articles of Coinsquare, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

___________________________________________________________

Signature of

Lawyer for Coinsquare Ltd.

Carey Veinotte / Rajit Mittal /Danielle DiPardo

By the Court.

________________________________________________

Registrar

.	No. __________________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT,

R.S.C., 1985, C. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and COINSQUARE LTD.

COINSQUARE LTD.

PETITIONER

_________________________________________________________________________

ORDER MADE AFTER APPLICATION

(Interim Order)

__________________________________________________________________________

CASSELS BROCK & BLACKWELL LLP

Barristers &Solicitors

2200 - 885 West Georgia Street

Vancouver, B.C. V6C 3E8

Telephone: (604) 691-6100

Facsimile: (604) 691-6120

E-mail: rmittal@cassels.com

Attention: Rajit Mittal

File No.

RETURN BY FILING AGENT: WEST COAST TITLE SEARCH

E-1

SCHEDULE "B"

FINAL ORDER

No.___________________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT,

R.S.C., 1985, C. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and COINSQUARE LTD.

COINSQUARE LTD.

PETITIONER

ORDER MADE AFTER APPLICATION

(Final Order)

BEFORE	)	THE HONOURABLE JUSTICE	)	, 2023

ON THE APPLICATION of Coinsquare Ltd. ("Coinsquare") coming on for hearing at 800 Smithe Street, Vancouver, British Columbia and UPON HEARING Rajit Mittal, counsel for the Petitioner; and no one appearing on behalf of any holder (the "Coinsquare Shareholders") of common shares of Coinsquare or any other person affected; and upon being advised that the Director appointed under the CBCA does not consider it necessary to appear; AND UPON READING the Petition to the Court herein dated May [8], 2023; AND UPON READING the Interim Order of Master •made herein on May 10, 2023 (the "Interim Order"); AND UPON READING Affidavit #1 and #2 of Eric Richmond sworn on May 5, 2023 and June •, 2023, respectively; AND UPON IT APPEARING that good and sufficient notice of the time and place of the hearing of this application was given to the Coinsquare Shareholders and to the holders of outstanding options to purchase Coinsquare Shares (the "Coinsquare Optionholders" and collectively with the Coinsquare Shareholders, the "Coinsquare Securityholders") in accordance with the Interim Order; AND UPON the requisite approval of the Coinsquare Shareholders having been obtained at the special meeting of Coinsquare held on June 20, 2023, for which good and sufficient notice of the special meeting was provided to Coinsquare Shareholders; AND UPON CONSIDERING the fairness to the parties affected thereby of the terms and conditions of the Arrangement and of the transactions contemplated by the Arrangement; AND UPON BEING INFORMED that it is the intention of the parties to rely on section 3(a)(10) of the United States Securities Act of 1933, as amended (the "US Securities Act") and that the declaration of the fairness of, and the approval of, the Arrangement contemplated in the plan of arrangement (the "Plan of Arrangement"), a copy of which is attached hereto as Schedule "A", by this Court will serve as the basis for an exemption from the registration requirements of the US Securities Act pursuant to section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement;

THIS COURT ORDERS that:

1. Pursuant to the provisions of s. 192 of the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as amended (the "CBCA"), the Arrangement as provided for in the Plan of Arrangement, including the terms and conditions thereof and the issuances of securities contemplated therein, is an arrangement for the purposes of s. 192 of the CBCA and is substantively and procedurally fair and reasonable to the Coinsquare Securityholders;

2. The Arrangement as provided for in the Plan of Arrangement be and hereby is approved pursuant to the provisions of s. 192 of the CBCA; and

3. Coinsquare, WonderFi Technologies Inc. and CoinSmart Financial Inc. shall be at liberty to seek leave to vary this order upon such terms and upon giving such notice as this Court may direct, and to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____________________________________________________
Signature of lawyer for the Petitioner

Carey Veinotte / Rajit Mittal / Danielle

DiPardo

By the Court.

__________________________________________________
Registrar

SCHEDULE"A"

COINSQUARE PLAN OF ARRANGEMENT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"affiliate" shall have the meaning ascribed thereto in the Securities Act (Ontario);

"Applicable Laws" has the meaning given to it in the Business Combination Agreement;

"Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 10.04 of the Business Combination Agreement or Section 6.1 hereof or at the direction of the Court in the Final Order with the prior written consent of the Company, Coinsmart, and WonderFi, each acting reasonably;

"Arrangement Resolution" means the special resolution of the Company Shareholders and the ordinary resolution of the Disinterested Company Shareholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B of the Business Combination Agreement;

"Business Combination Agreement" means the business combination agreement dated April 2, 2023 between WonderFi, Coinsmart, and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

"Coinsmart" means Coinsmart Financial Inc., a corporation existing under the laws of the Province of British Columbia;

"Company" means Coinsquare Ltd., a corporation existing under the federal laws of Canada;

"Company Incentive Plan" means the fourth amended and restated share option plan of Coinsquare, effective April 12, 2022;

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Business Combination Agreement, to be called and held in accordance with the Business Combination Agreement and the Interim Order for the Company to consider the Arrangement Resolution;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Incentive Plan or otherwise;

"Company Optionholder" means a holder of Company Options;

"Company Securityholders" means the holders of outstanding Company Shares and Company Options.

"Company Shareholder" means a holder of Company Shares;

"Company Shares" means the common shares of the Company, as currently constituted;

"Consideration" means the consideration to be received by the Company Shareholders (other than Dissenting Shareholders or WonderFi to the extent it is a Company Shareholder) pursuant to this Plan of Arrangement as consideration for the exchange of Company Shares for WonderFi Shares in accordance with the terms hereof and distributed to such Company Shareholders proportionate to their respective ownership interests in the Company Shares as at the Effective Time, consisting of 6.946745 WonderFi Shares in exchange for each Company Share, with certain Consideration Shares issuable thereunder being subject to the Escrow Conditions;

"Consideration Shares" means the WonderFi Shares to be received by the Company Shareholders pursuant to this Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or financial institution agreed to in writing by the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for certificates (or direct registration statements) representing Consideration Shares in connection with the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Part XV section 190 of the CBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"Disinterested Company Shareholders" means the Company Shareholders excluding persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"DRS" shall have the meaning ascribed thereto in Section 3.2 of this Plan of Arrangement;

"Effective Date" means the date upon which the Arrangement becomes effective as set out in the Business Combination Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

"Eligible Holder" means a beneficial owner of Company Shares immediately prior to the Effective Time who is (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member (including an indirect member through one or more other partnerships) of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

"Encumbrance" has the meaning given to it in the Business Combination Agreement;

"Escrow Conditions" has the meaning given to it in the Business Combination Agreement;

"Exchange Ratio" means, in respect of Company Shares, 6.946745 WonderFi Shares for each Company Share;

"Final Order" means the final order of the Court pursuant to section 192 of the CBCA, after being informed of the intention to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares and the New WonderFi Options to Company Securityholders in the United States pursuant to the Arrangement and the Business Combination Agreement, approving the Arrangement in form and substance acceptable to the Parties, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

"final proscription date" shall have the meaning ascribed thereto Section 5.5 of this Plan of Arrangement;

"Former Company Shareholders" means the holders of Company Shares immediately prior to the Effective Time;

"Governmental Authority" has the meaning given to it in the Business Combination Agreement;

"Interim Order" means the interim order of the Court pursuant to Section 192 of the CBCA, to be issued following the application therefor contemplated by Section 2.02(1) of the Business Combination Agreement and after being informed of the intention to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares and the New WonderFi Options to Company Securityholders in the United States pursuant to the Arrangement and the Business Combination Agreement, in form and substance acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably;

"In-the-Money Amount" means, in respect of a Company Option or New WonderFi Option, as applicable, at any time, the positive amount, if any, at that time, by which (i) the product obtained by multiplying (A) the number of Company Shares or WonderFi Shares, as applicable, underlying such option at that time by (B) the fair market value of such shares at that time, exceeds (ii) the aggregate purchase price payable at that time pursuant to such option in order to acquire the Company Shares or WonderFi Shares, as applicable underlying such option;

"In-the-Money Option" means a Company Option having an In-the-Money Amount;

"New WonderFi Options" means options to purchase WonderFi Shares having the terms and conditions set forth in Schedule G of the Business Combination Agreement.

"Parties" means, the Company, Coinsmart, and WonderFi, and "Party" means any of them;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with Section 10.04 of the Business Combination Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

"Tax" and "Taxes" have the meanings given to them in the Business Combination Agreement;

"Tax Act" means the Income Tax Act (Canada);

"Tax Exempt Person" means a person who is exempt from tax under Part I of the Tax Act;

"Transmittal Letter" means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

"TSX" means the Toronto Stock Exchange;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Securities Act" means the United States Securities Act of1933;

"WonderFi" means WonderFi Technologies Inc., a corporation existing under the laws of the Province of British Columbia; and

"WonderFi Shares" means the common shares of WonderFi.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof', "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7 Governing Laws

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8 Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon WonderFi, Coinsmart, the Company, and the Company Securityholders.

ARTICLE 2

BUSINESS COMBINATION AGREEMENT

2.1 Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a) each Company Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to the Company and the Company shall thereupon be obliged to pay the amount therefor (using its own funds and not funds provided directly or indirectly by WonderFi) determined and payable in accordance with Article 3 hereof, and: (i) the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholders will cease to have any rights as Company Shareholders other than the right to be paid the fair value for their Company Shares by the Company;

(b) each Company Share (other than a Company Share held by a Dissenting Shareholder or a Company Share held by WonderFi or any Subsidiary of WonderFi) shall be deemed to be transferred to WonderFi and, in consideration therefor, WonderFi shall issue the Consideration;

(c) each Company Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for Company Shares in accordance with the terms of the Company incentive Plan and terms of the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor; and

(d) each Company Option that is not described in Section 3.1(c) shall be exchanged for a New WonderFi Option entitling the holder thereof to purchase from WonderFi, in accordance with the terms and conditions set forth in Schedule G of the Business Combination Agreement, such number of WonderFi Shares equal to (i) the Exchange Ratio multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Date, whereupon such Company Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser o£ (i) the exercise price at that time of the Company Option in exchange for which such New WonderFi Option was issued divided by the Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average closing price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided, however, that it is intended that subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial t~ legislation) shall apply to such exchange of Company Options for New WonderFi Options and, notwithstanding the foregoing, if and to the extent that the In-the-Money Amount, if any, of any such New WonderFi Option at the time of its issuance (prior to any adjustment pursuant to this proviso) would otherwise exceed the In-the-Money Amount, if any, of the Company Option in exchange for which such New WonderFi Option was issued immediately before such exchange, then the exercise price of such New WonderFi Option shall be increased, nunc pro tunc, as necessary so that no such excess exists at that time. If the foregoing would result in the issuance of a fraction of a WonderFi Share on any particular exercise of New WonderFi Options, then (i) the number of WonderFi Shares so issuable shall be rounded down to the nearest whole number of WonderFi Shares and (ii) the aggregate exercise price payable on any particular exercise of New WonderFi Options shall be rounded up to the nearest whole cent.

3.2 Effective Time Procedures

(a) Following the receipt of the Final Order and prior to the Effective Date, WonderFi shall deliver or arrange to be delivered to the Depositary certificates or direct registration system ("DRS") advice-statements representing the Consideration Shares required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

(b) Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Consideration Shares to which they are entitled pursuant to Section 3.1.

3.3 Consideration Shares

(a) No fractional Consideration Shares shall be issued to Former Company Shareholders. The number of Consideration Shares to be issued to Former Company Shareholders on the Effective Date shall be rounded down to the nearest whole Consideration Share, on aholder-by-holder basis, in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Consideration Share on the Effective Date. In calculating such fractional interests, all Consideration Shares registered in the name of or beneficially held by a Former Company Shareholder or their nominee shall be aggregated.

(b) All Consideration Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the CBCA.

3.4 Adjustment to Consideration for Dividends

With the exception of the distribution by the Company of its holdings in Mogo Inc. and FRNT Financial Inc. to the Company Shareholders (so long as such distribution does not result in adverse tax consequences to the Company (or, following completion of the Arrangement, WonderFi)), if on or following the date of the Business Combination Agreement, the Company declares, sets aside or pays any dividend or other distribution to the Company Shareholders prior to the Effective Time, the Consideration per Company Share shall be adjusted as provided for in Section 8.04 of the Business Combination Agreement.

3.5 Section 85 Election

If requested by an Eligible Holder, then WonderFi shall make one or more joint income tax elections with such Eligible Holder in respect of the disposition of its Company Shares pursuant to section 85 of the Tax Act (and in each case, where applicable, the corresponding provision of any applicable provincial income tax legislation). The agreed amount under such joint elections shall be determined by such Eligible Holder in its sole discretion within the limits set out in the Tax Act. In order to make an election, the Eligible Holder must provide the required election form containing all necessary information of which it has knowledge (including the number of Company Shares transferred, the Consideration received and the applicable elected amount for purposes of such election) on or before the day that is ninety (90) calendar days after the Effective Date. Thereafter, subject to the election forms complying with the provisions of the Taac Act (and any applicable provincial income tax law), the forms will be signed by WonderFi and returned by WonderFi to the Eligible Holder within thirty (30) days following delivery by the Eligible Holder of the election forms to WonderFi for filing with the Canada Revenue Agency (and any applicable provincial taxing authority). With the exception of the execution by WonderFi of prescribed forms for purposes of the election and of the furnishing of such information as is properly within the knowledge of WonderFi (such as its business number and registered address), compliance with the requirements for a valid election, including the selection of the appropriate elected amount for the prescribed form and the filing of the completed and executed form with the appropriate Governmental Authority, will be the sole responsibility of the Eligible Holder making the election. Provided that WonderFi fulfils its obligations to make the joint election contemplated in this Section 3.4 and furnishes such information as is properly within its knowledge, neither WonderFi nor the Company will be responsible for Taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any such election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial income tax legislation. In its sole discretion, WonderFi may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but WonderFi will have no obligation to do so.

3.6 U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that the Plan of Arrangement will be carried out with the intention that all Consideration Shares and New WonderFi Options issued on completion of the Plan of Arrangement to the applicable Company Securityholders in the United States will be issued by WonderFi in reliance on the exemption from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Business Combination Agreement. Company Optionholders entitled to receive New WonderFi Options will be advised that the New WonderFi Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by WonderFi in reliance on the Section 3(a)(10) Exemption, but that such exemption does not exempt the issuance of securities upon the exercise of such New WonderFi Options; therefore, the underlying WonderFi Shares issuable upon the exercise of the New WonderFi Options, if any, cannot be issued in the United States in reliance upon Section 3(a)(10) Exemption and the New WonderFi Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

Registered Company Shareholders (other than WonderFi, Coinsmart, and their respective affiliates, as applicable) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Part XV section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company at its registered office not later than 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all Encumbrances, as provided in Section 3.1(a), and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company (using its own funds and not funds directly or indirectly provided by WonderFi), which fair value, notwithstanding anything to the contrary contained in Part XV section 190 of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b) is ultimately not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as anon-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2 Recognition of Dissenting Holders

(a) In no circumstances shall WonderFi, Coinsmart, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b) For greater certainty, in no case shall WonderFi, Coinsmart, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Part XV section 190 of the CBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder's Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (iii) any holder of any other securities of the Company exercisable for Company Shares.

ARTICLE 5

DELIVERY OF CONSIDERATION SHARES

5.1 Delivery of the Consideration Shares

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Consideration Shares in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the CBCA and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Consideration Shares that such holder is entitled to receive in accordance with Section 3.1, subject to the Escrow Conditions.

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS advice-statement representing Consideration Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1.

5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate or DRS advice-statement representing Consideration Shares that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate or DRS advice-statement representing Consideration Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Consideration Shares is to be delivered shall, as a condition precedent to the delivery of such Consideration Shares, give a bond satisfactory to WonderFi, the Company, Coinsmart, and the Depositary in such amount as WonderFi, the Company, Coinsmart, and the Depositary may direct, or otherwise indemnify WonderFi, the Company, Coinsmart, and the Depositary in a manner satisfactory to WonderFi, the Company, Coinsmart, and the Depositary, against any claim that may be made against WonderFi, the Company, Coinsmart, or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as maybe required by the constating documents of the Company.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the WonderFi Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Applicable Laws and to Section 5.1, at the time of such compliance, there shall, in addition to the delivery of a certificate or DRS advice-statement representing Consideration Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares.

5.4 Withholding Rights

Each of WonderFi, the Company and the Depositary, as applicable, will be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person pursuant to this Plan of Arrangement (including, for greater certainty, Company Securityholders and Company Dissenting Shareholders), such Taxes or other amounts as WonderFi, the Company or the Depositary is required or permitted to deduct or withhold in connection with such payment or delivery under the Tax Act, or any other provisions of any Applicable Law. To the extent that amounts so deducted and withheld are remitted to the appropriate Governmental Authority, such deducted, withheld and remitted amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to such Person in respect of which such deduction, withholding and remittance was made. Each of WonderFi, the Company and the Depositary is hereby authorized to sell or dispose (on behalf of the applicable Person in respect of which such deduction, withholding and remittance is to be made) of such portion of Consideration Shares payable as consideration hereunder as is necessary to provide sufficient funds to enable it to implement such deduction, withholding and remittance, and WonderFi, the Company and the Depositary, as applicable, will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

5.5 Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the "final proscription date"), then the Consideration Shares that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, the certificates or DR5 advice-statements representing such Consideration Shares shall be delivered to WonderFi by the Depositary and the same shall be cancelled by WonderFi, and the interest of the Former Company Shareholder in such Consideration Shares shall be terminated as of such final proscription date.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

WonderFi, Coinsmart, and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by WonderFi, Coinsmart, and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that each of WonderFi and Coinsmart shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of WonderFi, Coinsmart, and the Company; and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of WonderFi, Coinsmart, and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

No. _________________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT,

R.S.C., 1985, C. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and COINSQUARE LTD.

COINSQUARE LTD.

PETITIONER

________________________________________________________________

ORDER MADE AFTER APPLICATION

(FINAL ORDER)

_________________________________________________________________

CASSELS BROCK & BLACKWELL LLP

Barristers &Solicitors

2200 - 885 West Georgia Street

Vancouver, B.C. V6C 3E8

Telephone: (604) 691-6100

Facsimile: (604) 691-6120
E-mail: rmittal@cassels.com
Attention: Rajit Mittal

File No.

*RETURN BY FILING AGENT: WEST COAST TITLE SEARCH*

SCHEDULE K

COINSMART PETITION

As attached.

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., AND COINSQUARE LTD.

COINSMART FINANCIAL INC.

PETITIONER

PETITION TO THE COURT

This proceeding has been started by the petitioner for the relief set out in Part 1 below.

If you intend to respond to this petition, you or your lawyer must

(a) file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b) serve on the petitioner

(i) 2 copies of the filed response to petition, and

(ii) 2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner,

(a) if you reside anywhere within Canada, within 21 days after the date on which a copy of the filed petition was served on you,

(b) if you reside in the United States of America, within 35 days after the date on which a copy of the filed petition was served on you,

(c) if you reside elsewhere, within 49 days after the date on which a copy of the filed petition was served on you, or

(d) if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is:	800 Smithe Street
Vancouver, BC V6Z 2E1
(2)	The ADDRESS FOR SERVICE	Cassels Brock &Blackwell LLP
	of the petitioner is:	2200 - 885 West Georgia Street
Vancouver, BC V6C 3E8
Attention: Carey Veinotte / Rajit
Mittal /Danielle DiPardo
Telephone: (778) 372-6784
Email: cveinotte@cassels.com /
rmittal@cassels.com /
ddipardo@cassels.com
	Fax number address for service (if any)	(604) 691-6120
of the petitioner:
	E-mail address for service (if any) of the	N/A
petitioner:
(3)	The name and office address of the	Cassels Brock &Blackwell LLP
	petitioner's lawyer is:	2200 - 885 West Georgia Street Vancouver, BC V6C 3E8
Attention: Carey Veinotte / Rajit Mittal /Danielle DiPardo

CLAIM OF THE PETITIONER

PART 1: ORDERS SOUGHT

1. The Petitioner, CoinSmart Financial Inc. (the "Company" or "CoinSmart"), applies to this Court pursuant to sections 288 to 291 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended or superseded (the "BCBCA"), Rules 16-1, 4-4, 4-5 and

2-1(2)(b) of the Supreme Court Civil Rules and the inherent jurisdiction of this Court for:

(a) an order (the "Interim Order'')in the form attached as Schedule "A" to this Petition to the Court;

(b) an order (the "Final Order") in the form attached as Schedule "B" to this Petition to the Court; and

(c) such further and other relief as counsel may advise and this Court deems just.

PART 2: FACTUAL BASIS

1. Unless otherwise defined herein, capitalized terms in this Petition have the respective meaning as defined in the draft joint management information circular of CoinSmart, WonderFi Technologies Inc. ("WonderFi") and Coinsquare Ltd. ("Coinsquare") (the "Circular") or the business combination agreement (the "Business Combination Agreement"), which are attached as Exhibits "A" and "B", respectively, to the Affidavit of Justin David Hartzman, President, Chief Executive Officer and a director of CoinSmart, sworn May 5, 2023.

PARTIES TO THE BUSINESS COMBINATION AGREEMENT

2. CoinSmart is a corporation existing under the laws of the Province of British Columbia with its registered and records office located at 1055 West Hastings St., Suite 1700, Vancouver, British Columbia, V6E 2E9.

3. CoinSmart is aCanadian-headquartered crypto asset trading platform dedicated to providing customers with an intuitive way for buying and selling digital assets like Bitcoin and Ethereum. Simply Digital Technologies Inc., a wholly-owned subsidiary of CoinSmart,CoinSmart is registered as a securities dealer and marketplace with the Ontario Securities Commission.

4. It is anticipated that CoinSmart will be delisted from the NEO Exchange following completion of the Transaction and WonderFi will apply to have CoinSmart cease to be a reporting issuer in the jurisdictions in which it is currently a reporting issuer being British Columbia, Ontario, and Alberta.

5. The authorized voting share capital of CoinSmart consists of an unlimited number of common shares without par value ("CoinSmart Shares"). The total number of CoinSmart Shares issued and outstanding as well as the total number of options to purchase CoinSmart Shares ("CoinSmart Options") outstanding, the total number of CoinSmart RSUs outstanding (the "CoinSmart RSUs"), and the total number of common share purchase warrants ("CoinSmart Warrants") outstanding will be determined as at May 11, 2023 (the "Record Date"). The holders of the CoinSmart Shares are referred to herein as the "CoinSmart Shareholders", and together with the holders of the CoinSmart Options, CoinSmart RSUs and CoinSmart Warrants as the "CoinSmart Securityholders".

6. WonderFi is a corporation existing under the laws of the Province of British Columbia with its registered and records office located at Suite 250 - 780 Beatty Street, Vancouver, British Columbia, V6B 2M1.

7. WonderFi is a technology company with the mission of creating better, unified access to digital assets through centralized and decentralized platforms which operates through certain corporate subsidiaries, including WonderFi Technologies Inc., Coinberry Inc., and Bitbuy Holdings Inc.

8. WonderFi is a reporting issuer in all of the provinces and territories of Canada other than Quebec and its common shares are listed on the Toronto Stock Exchange.

9. Coinsquare is incorporated pursuant to the laws of Canada. Its registered and records office is located at 590 King Street, Unit 400, Toronto, Ontario, M5V 1M3.

10. Coinsquare is a Toronto-based provider of a leading cloud-based digital asset trading platform used to simplify the buying, selling and trading of digital currencies and other digital assets, including Bitcoin, Litecoin and Ethereum. On October 12, 2022, Coinsquare Capital Markets Ltd., awholly-owned subsidiary of Coinsquare, was registered as an investment dealer in each province and territory in Canada, approved as a member of the the Investment Industry Regulatory Organization of Canada (now the New Self-Regulatory Organization of Canada), approved to operate an alternative trading system or exempt exchange in each province and territory in Canada, and received prospectus relief, trade reporting relief and relief from certain marketplace rules in each jurisdiction in Canada as a crypto asset trading platform.

11. Coinsquare is not a reporting issuer under any jurisdiction nor are Coinsquare'ssecurities listed on any stock exchange.

THE BUSINESS COMBINATION AGREEMENT

12. On April 2, 2023, the Company, WonderFi, and Coinsquare entered into the Business Combination Agreement.

13. Pursuant to the Business Combination Agreement:

(a) Coinsquare Shareholders (other than Coinsquare Dissenting Shareholders) will receive 6.946745 WonderFi Shares for each Coinsquare Share held; and

(b) CoinSmart Shareholders (other than CoinSmart Dissenting Shareholders) will receive 1.801462 WonderFi Shares for each CoinSmart Share held. In addition, each CoinSmart Share (other than CoinSmart Shares held by dissenting CoinSmart Shareholders) will be exchanged for one Earnout Right (generally defined as a right to share proportionately in up to an additional $15 million of total consideration, which may be paid by WonderFi in cash or a combination of cash and WonderFi Shares, based on the revenues of CoinSmart'sSmartPay business (over a period of three years following closing of the Transaction)). Specifically, up to 50% of each Earnout Payment may, at the election of WonderFi, be satisfied by the issuance of WonderFi Shares, calculated using the 10-day volume-weighted average price of the WonderFi Shares as listed on the TSX on the business day immediately preceding the relevant payment date. In addition, subject to certain conditions, WonderFi may elect to satisfy its obligations to make all remaining Earnout Payments by making a payment equal to 0.6667 x ($15,000,000 less the sum of all Earnout Payments made up to the date of notice of such election), which may be satisfied in cash or a combination of cash and WonderFi Shares.

14. On the Effective Date at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a) each CoinSmart Share held by CoinSmart Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred by such CoinSmart Dissenting Shareholders, without any further actor formality on their part, to CoinSmart, upon which such CoinSmart Dissenting Shareholders will cease to be the holder of such CoinSmart Shares and to have any rights as a CoinSmart Shareholder (other than the right to be paid the fair value of such CoinSmart Shares in accordance with the CoinSmart Plan of Arrangement), and CoinSmart shall be obligated to pay the amount payable for such CoinSmart Shares in accordance with the CoinSmart Plan of Arrangement;

(b) each CoinSmart Share, other than the CoinSmart Shares held by CoinSmart Dissenting Shareholders in respect of which Dissent Rights have been validly exercised, will be deemed to be transferred by the holder thereof to WonderFi in exchange for 1.801462 WonderFi Shares and one Earnout Right;

(c) each CoinSmart Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for CoinSmart Shares in accordance with the terms of the CoinSmart Incentive Plan and terms of the Business Combination Agreement will be cancelled and be of no further force or effect with no consideration payable therefor;

(d) each CoinSmart Option that is not an In-the-Money Option shall be exchanged for a New WonderFi Option entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average closing price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30. Each such New WonderFi Option will be issued pursuant to WonderFi'sexisting incentive plan, shall retain the same vesting schedule as the existing CoinSmart Options and shall have an expiry date determined in accordance with the Business Combination Agreement; and

(e) each CoinSmart RSU outstanding, whether vested or unvested, which has not otherwise been settled in CoinSmart Shares prior to the Effective Time in accordance with the terms of the CoinSmart Incentive Plan and the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor.

BACKGROUND AND REASONS FOR THE ARRANGEMENT

15. The background to the Arrangement and its business rationales are described in detail at pages 53-57 of the Circular.

16. The board of directors of CoinSmart (the "CoinSmart Board") reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from CoinSmart'ssenior management and CoinSmart'slegal and financial advisors and determined that the Plan of Arrangement is in the best interests of CoinSmart. The following is a summary of the principal reasons for the unanimous recommendation of the CoinSmart Board that CoinSmart Shareholders vote in favour of the CoinSmart Arrangement Resolution:

(a) Canada'sLargest Crypto Asset Trading Platform. The Combined Company will have transacted over $17 billion in crypto transactions since 2017 and will have over $600 million in combined assets under custody, together with a diversified and compliant offering across trading, payments, staking and yield products and related services.

(b) Strong Balance Sheet with Investments Across the Crypto Ecosystem. The Combined Company is expected to have total cash and investments exceeding $40 million at Closing and no debt.

(c) Cost Synergies & Operational Efficiencies. Best in class compliance, multi-channel marketing and a shared services model will allow the Combined Company to yield significant cost and operational synergies relating to shared services across customer acquisition strategies, marketing and branding, financial reporting consolidation, compliance, legal, development and technology operational shared best practices.

(d) High Beta Exposure to Market Leading Platforms. The Combined Company will wholly own multiple platforms including Bitbuy, Coinberry, Coinsquare, CoinSmart, SmartPay, CBIX, Bitcoin.ca, and soon to launch, BetLegend.

(e) Consolidated Investment Dealer. The registered Canadian crypto asset trading businesses of the three companies are anticipated to be consolidated under Coinsquare'sinvestment dealer registrant and New SRO member, CCML.

(f) Predictable and Growing 828 Crypto Payments Vertical. Global Crypto Payment Processing division SmartPay provides a growing and profitable division with international clients.

(g) Track Record of Revenue Generation. Combined fiscal year 2022 revenues among WonderFi, Coinsquare and CoinSmart totalling approximately $37 million.

(h) Investment in Tetra -Canada'sonly Qualified Custodian for Digital Assets. Backed by Coinbase Ventures and other well-known financial institutions, Tetra Trust is Canada's only qualified custodian for digital assets, and Coinsquare's approximately 42% ownership represents significant potential upside for the shareholders of the Combined Company.

(i) Entering Regulated iGaming and Sports Betting in Ontario. With forecasts exceeding $40 billion in wagers placed in Ontario since regulation, BetLegend will be well positioned to capture market share by leveraging the Combined Company'scombined 1.65 million registered Canadian customers to dramatically bolster the Combined Company'slong-term ARPU across all verticals.

(j) Scale and Immediate Path to Profitability. The Combined Company'sscale, operational synergies and efficiencies is expected to achieve a clear path to profitability, including by rationalizing the costs of operating a registered investment dealer.

(k) Global Expansion Opportunities. CoinSmart'sgrowing EuropeanOTC division provides an opportunity for the Combined Company to expand its presence outside of Canada.

(l) Strong Leadership Team. The Combined Company will bring together the proven track-records of the boards and management of all three organizations to drive superior performance and deliver strong returns to shareholders through disciplined capital allocation, operational excellence and industry-leading performance.

(m) Diversification of Product Offerings and Revenue Profile. The diverse product and service offerings of the Combined Company will enable it to operate in a number of industry verticals and generate revenue from multiple sources, reducing the risk of overreliance on any one product or sector.

(n) Shareholder and Insider Support. Directors, officers, and shareholders of WonderFi representing an aggregate of approximately 14% of the WonderFi Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their WonderFi Shares in favour of the Transaction. Directors, officers and shareholders of Coinsquare representing an aggregate of approximately 58% of the Coinsquare Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their Coinsquare Shares in favour of the Coinsquare Arrangement. Directors and officers of CoinSmart representing an aggregate of approximately 46% of the CoinSmart Shares have entered into irrevocable voting and support agreements pursuant to which they have agreed to vote their CoinSmart Shares in favour of the CoinSmart Arrangement.

(o) Arm's-Length Negotiations. The terms of the Business Combination Agreement and the Transaction are the result of a comprehensive arm's-length negotiation process, undertaken with the oversight and participation of WonderFi's, Coinsquare's,and CoinSmart'srespective legal counsel and financial advisors. The WonderFi Board took an active role in overseeing and providing guidance and instructions to management and WonderFi'sadvisors in respect of the strategic review process and negotiations concerning the Transaction. The terms of the Business Combination Agreement treat all WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders equitably and fairly.

(p) Ability to Accept a Superior Proposal. The Business Combination Agreement permits each of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board, in exercise of its fiduciary duties, to respond, prior to their respective Transaction Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to their respective Shareholders than the Transaction. The Business Combination Agreement provides that, notwithstanding the non-solicitation covenants contained in the Business Combination Agreement, if one of the Parties'boards of directors receives an unsolicited Acquisition Proposal that did not result from a breach of that Party'snon-solicitation covenants and that Party'sboard of directors determines in good faith after consultation with its financial advisors and outside legal counsel is or would reasonably be expected to constitute a Superior Proposal, then that Party may enter into discussions or negotiations or otherwise assist the Person making such Acquisition Proposal, provided the requirements of the Business Combination Agreement are met, and that Party'sboard of directors retains the ability to consider and respond to the Superior Proposal prior to their respective Transaction Meeting on the specific terms and conditions set forth in the Business Combination Agreement, including the payment of the Termination Fee to the other Parties, if a Superior Proposal is accepted.

(q) Determination of Fairness by the Court. Completion of the Transaction is conditional upon receipt of the Final Orders. The Court will consider, during the hearing for the Final Orders, the procedural and substantive fairness of the terms and conditions of the Coinsquare Arrangement and the CoinSmart Arrangement.

(r) Financial, Legal and Other Advice. Extensive financial, legal and other advice was provided to each of the WonderFi Board, the Coinsquare Board, and the CoinSmart Board. This advice included detailed financial advice from highly qualified and experienced financial advisors as to the potential value that might have resulted from other strategic alternatives reasonably available to WonderFi, Coinsquare, and CoinSmart.

(s) Ability to Close. The Parties believe that each of the Parties are committed to completing the Transaction and has a proven track record of completing deals, and anticipates that the Parties will be able to complete the Transaction, in accordance with the terms of the Business Combination Agreement, within a reasonable time and in any event prior to the Outside Date.

(t) Increased Public Float and Liquidity. WonderFi Shareholders, Coinsquare Shareholders, and CoinSmart Shareholders are expected to experience greater liquidity by participating in the Combined Company with a more widely-held shareholder base.

(u) Attractive Premium. The CoinSmart Exchange Ratio of 1.801462 WonderFi Shares for each CoinSmart Share represents consideration of approximately $0.29 per CoinSmart Share and a 81%premium based on the 20-day VWAP of the WonderFi Shares, being $0.16, and the CoinSmart Shares, being $0.16, determined as of the close of business on March 31, 2023 (being the last trading day prior to the date of the Business Combination Agreement).

(v) Participation by CoinSmart Shareholders in the future growth of the Combined Company. The consideration to be received by CoinSmart Shareholders pursuant to the CoinSmart Arrangement, other than the Earnout Payments, is equity-based, which will preserve cash resources to fund growth of the Combined Company and permit all shareholders to remain fully invested and exposed to the upside. If the Transaction is completed, CoinSmart Shareholders will hold approximately 19% of the issued and outstanding shares of the Combined Company on a partially diluted basis. Through ownership of shares in the Combined Company, CoinSmart Shareholders will have the opportunity to participate in the opportunities associated with the Combined Company'sassets and properties and any future increase in value of the Combined Company.

(w) Potential Earnout Payments. The issuance of the Earnout Rights as part of the consideration issuable to CoinSmart Shareholders pursuant to the Transaction, including the right to share in any Earnout Payments payable pursuant to the Earnout Rights, represents significant future potential upside to the CoinSmart Shareholders resulting from the Transaction.

(x) Preservation of Litigation Rights under Coinsquare/CoinSmart SPA. Except in limited circumstances specified in the Business Combination Agreement, including where CoinSmart terminates the Business Combination Agreement to accept a CoinSmart Superior Proposal, if the Business Combination Agreement is terminated, CoinSmart has maintained its ability to commence legal proceedings against Coinsquare to seek monetary damages arising from certain breaches of the Coinsquare/CoinSmart SPA alleged by CoinSmart.

(y) Negotiated Transaction and Oversight by Independent Directors. The Transaction is the result of a comprehensive arm's-length negotiation process and includes terms and conditions that are reasonable in the circumstances, with the oversight and participation of independent directors of the CoinSmart Board and the financial and legal advisors of CoinSmart.

(z) CoinSmart Fairness Opinion. Eight Capital has provided an opinion to the CoinSmart Board, a copy of which is attached as Schedule G to the Information Circular, that, as of March 27, 2023, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by CoinSmart Shareholders in connection with the Transaction is fair, from a financial point of view, to CoinSmart Shareholders.

(aa) Special Majority Approval. The required CoinSmart Shareholders'approvals are protective of the rights of CoinSmart Shareholders. The CoinSmart Arrangement Resolution must be approved by at least 662/% of the votes cast by CoinSmart Shareholders at the CoinSmart Meeting and by at least a majority of the votes cast on the CoinSmart Arrangement Resolution by the CoinSmart Shareholders excluding the votes of CoinSmart Shares whose votes must be excluded in accordance with MI 61-101, present in person or by proxy and entitled to vote at the CoinSmart Meeting (i.e. related parties who will receive a collateral benefit in connection with the Transaction).

(bb) Dissent Rights. Registered CoinSmart Shareholders who do not vote in favour of the CoinSmart Arrangement will have the right to require a judicial appraisal of their CoinSmart Shares and obtain fair value pursuant to the proper exercise of CoinSmart Dissent Rights.

(cc) 100% Acquisition of CoinSmart Shares. The CoinSmart Arrangement involves the acquisition of 100% of the CoinSmart Shares and, under the CoinSmart Plan of Arrangement, all CoinSmart Shareholders are treated identically and fairly

17. In the course of its deliberations, the CoinSmart Board also identified and considered a variety of risks and potentially negative factors /risks described in detail at pages 59-60, 61-62 and 154-161 of the Circular.

18. Based on the above-noted factors, the CoinSmart Board unanimously determined that the Plan of Arrangement is fair, from a financial point of view, and reasonable to the CoinSmart Shareholders and in the best interests of the Company. Accordingly, the CoinSmart Board has unanimously recommended that the CoinSmart Shareholders vote for the CoinSmart Arrangement Resolution.

NO COMPROMISE OF DEBT

19. The Arrangement does not contemplate a compromise of any debt or any debt instruments of the Company and no creditor of the Company will be affected by the Arrangement.

CONDITIONS

20. The obligations of the Company, WonderFi and Coinsquare to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Business Combination Agreement. These conditions include, among other things, the following mutual conditions:

(a) The Required Approvals shall have been obtained and shall have not been rescinded.

(b) The Transaction Resolutions shall have been approved and adopted at the WonderFi Meeting, Coinsquare Meeting and CoinSmart Meeting, as applicable.

(c) The Final Order in respect of the Coinsquare Arrangement and the Final Order in respect of the CoinSmart Arrangement shall have been obtained on terms acceptable to the Parties, each acting reasonably.

(d) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated by the Business Combination Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following the completion thereof.

(e) No Action shall have been commenced against the Parties that would prevent the Closing and no injunction or restraining order shall have been issued by any Governmental Authority and be in effect, which restrains or prohibits any transaction contemplated thereby.

(f) WonderFi shall have received conditional approval from the TSX in respect of the listing of the (i) WonderFi Shares comprising the Consideration Shares, (ii) the WonderFi Shares issuable on the exercise of the new WonderFi Options granted pursuant to Section 2.06(5) of the Business Combination Agreement, (iii) the WonderFi Shares issuable on the exercise of the CoinSmart Warrants as provided for pursuant to Section 2.06(4) of the Business Combination Agreement ; (iv) the WonderFi Shares issuable in satisfaction of any payments under the Earnout Rights Indenture; and (iv) any other WonderFi Shares to be issued in connection with the Transaction as provided for under the WonderFi Disclosure Letter.

(g) WonderFi shall have entered into employment or consulting agreements with those parties set forth in Section 8.15(a)(iii) of the WonderFi Disclosure Letter, substantially in the forms) attached to Section 8.15(a)(iii) of the WonderFi Disclosure Letter and substantially on the terms set forth in Section 8.15(a)(iii) of the WonderFi Disclosure Letter; provided that, this provision may be waived or amended in respect of the appointment of any such officer, employee or consultant, with the consent of any two Parties should any such individual not be prepared to enter into such employment or consulting agreement in the forms) and/or on the agreed terms on or prior to the Effective Time.

(h) WonderFi shall have delivered to the other Parties all resignations of its directors, effective as of the Closing, that are required to create vacancies on the WonderFi Board that enable Section 8.15(a) of the Business Combination Agreement to be implemented, all in a form acceptable to the Parties, each acting reasonably.

(i) Coinsquare shall have delivered to the other Parties resignations of each of its directors (unless otherwise agreed to by the Parties), effective as of the Closing, all in a form acceptable to the Parties, each acting reasonably.

(j) CoinSmart shall have delivered to the other Parties resignations of each of its directors (unless otherwise agreed to by the Parties), effective as of the Closing, all in a form acceptable to the Parties, each acting reasonably.

(k) WonderFi shall have entered into investor rights agreements with each of those parties as set forth in Section 8.15(b) of WonderFi'sDisclosure Letter, substantially in the respective forms appended in Schedule F to the Business Combination Agreement.

(l) The Earnout Rights Indenture shall have been entered into by the parties thereto and shall not have been terminated.

(m) The sum of (i) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been duly exercised and not withdrawn and (ii) the percentage of the issued and outstanding Coinsquare Shares for which Coinsquare Dissent Rights have been exercised and not withdrawn, shall not be more than 10%; provided that this condition may be waived in writing by two of the Parties and such waiver shall be binding upon the non-waiving Party, as applicable.

(n) The Consideration Shares, Earnout Rights, and New WonderFi Options to be issued pursuant to the Coinsquare Arrangement and the CoinSmart Arrangement, as applicable, shall be exempt from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act")pursuant to Section 3(a)(10) thereof and applicable securities laws of any state of the United States; provided, however, that Coinsquare and/or CoinSmart shall be not entitled to the benefit of the conditions in Section 9.01(n) of the Business Combination Agreement, and shall be deemed to have waived such condition in the event that Coinsquare and/or CoinSmart, as applicable, (i) fails to comply with the requirements set forth in Section 2.11 of the Business Combination Agreement, or (ii) fails to advise the Court prior to the hearing in respect of the Interim Order that WonderFi intends to rely on the exemption from the registration requirements of the U.S. Securities contained in Section 3(a)(10) thereof based on the Court's approval of the Coinsquare Arrangement and the CoinSmart Arrangement, respectively, and the Final Order shall reflect such reliance.

21. The obligations of WonderFi to consummate the transactions contemplated by the Business Combination Agreement shall be subject to the fulfillment or WonderFi'swaiver, at or before the Effective Time, of each of the following conditions:

(a) Other than the representations and warranties of (i) Coinsquare set out in Section 5.01, Section 5.02, Section 5.03, Section 5.04 and Section 5.21 of Schedule V of the Business Combination Agreement, and (ii) CoinSmart set out in Section 6.01, Section 6.02, Section 6.03, Section 6.04 and Section 6.21 of Schedule VI of the Business Combination Agreement, the representations and warranties of each of Coinsquare and CoinSmart set out in the Business Combination Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date thereof and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of (i) Coinsquare set out in Section 5.01, Section 5.02, Section 5.03, Section 5.04 and Section 5.21 of Schedule V of the Business Combination Agrement, and (ii) CoinSmart set out in Section 6.01, Section 6.02, Section 6.03, Section 6.04 and Section 6.21 of Schedule VI of the Business Combination ,shall be true and correct in all respects on and as of the date thereof and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Each of Coinsquare and CoinSmart shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Business Combination Agreement to be performed or complied with by it before or on the Effective Time; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, each of Coinsquare and CoinSmart shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) All approvals, consents and waivers that are listed in Section 5.04 of the Coinsquare Disclosure Letter and in Section 6.04 of the CoinSmart Disclosure Letter shall have been received, and executed counterparts thereof shall have been delivered to WonderFi, at or before the Effective Time.

(d) From the date of the Business Combination Agreement, there shall not have occurred any Material Adverse Effect with respect to either Coinsquare or CoinSmart, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to Coinsquare or CoinSmart.

(e) WonderFi shall have received a certificate, dated the Effective Date and signed by a duly authorized officer of (i) Coinsquare, that each of the conditions set forth in Section 9.02(a) and Section 9.02(b) of the Business Combination Agreement has been satisfied and (ii) CoinSmart, that each of the conditions set forth in Section 9.02(a) and Section 9.02(b) of the Business Combination Agreement has been satisfied.

(f) WonderFi shall have received a certificate of an officer of each of Coinsquare and CoinSmart certifying that attached thereto are true and complete copies of all resolutions adopted by the shareholders) and the Coinsquare Board and CoinSmart Board, respectively, authorizing the execution, delivery and performance of the Business Combination Agreement and the other transaction documents related thereto to which Coinsquare and CoinSmart is a party, and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(g) WonderFi shall have received a certificate of an executive officer of each of Coinsquare and CoinSmart certifying the names and signatures of their respective officers authorized to sign the Business Combination Agreement and the other documents to be delivered hereunder.

(h) Each of Coinsquare and CoinSmart shall have delivered to WonderFi a certificate of good standing or compliance (or its equivalent) for (i) Coinsquare and the Coinsquare Material Subsidiaries, and (ii) CoinSmart and the CoinSmart Material Subsidiaries, respectively, from the applicable Governmental Authority of the jurisdiction under the Applicable Laws in which each such Person is incorporated.

(i) As at the Effective Date, Coinsquare Capital Markets Ltd. shall be in good standing with all applicable IIROC requirements, including that it shall have the minimum risk adjusted capital levels required under IIROC rules.

(j) Each of Coinsquare and CoinSmart shall have delivered evidence, in form and substance satisfactory to WonderFi, acting reasonably, of the exercise, settlement, or cancellation, as applicable, of all Coinsquare Options, CoinSmart Options, and CoinSmart RSUs, all in accordance with Section 2.06 of the Business Combination Agreement.

22. The obligations of Coinsquare to consummate the transactions contemplated by the Business Combination Agreement shall be subject to the fulfillment or Coinsquare's waiver, at or before the Effective Time, of each of the following conditions:

(a) Other than the representations and warranties of (i) WonderFi set out in Section 4.01, Section 4.02, Section 4.03, Section 4.04, and Section 4.22 of Schedule IV of the Business Combination Agreement, and (ii) CoinSmart set out in Section 6.01, Section 6.02, Section 6.03, Section 6.04, and Section 6.21 of Schedule VI of the Business Combination Agreement, the representations and warranties of WonderFi and CoinSmart set out in the Business Combination Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date thereof and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of (i) WonderFi set out in Section 4.01, Section 4.02, Section 4.03, Section 4.04, and Section 4.22 of Schedule IV of the Business Combination Agreement, and (ii) CoinSmart set out in Section 6.01, Section 6.02, Section 6.03, Section 6.04, and Section 6.21 of Schedule VI of the Business Combination Agreement, shall be true and correct in all respects on and as of the date hereof and on and as of the Effective Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Each of WonderFi and CoinSmart shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Business Combination Agreement to be performed or complied with by it before or on the Effective Time; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, each of WonderFi and CoinSmart shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) All approvals, consents and waivers that are listed in Section 4.04 of the WonderFi Disclosure Letter and in Section 6.04 of the CoinSmart Disclosure Letter shall have been received, and executed counterparts thereof shall have been delivered to Coinsquare, at or before the Effective Time.

(d) From the date of the Business Combination Agreement, there shall not have occurred any Material Adverse Effect with respect to WonderFi or CoinSmart, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to WonderFi or CoinSmart.

(e) Coinsquare shall have received a certificate, dated the Effective Date and signed by a duly authorized officer of (i) WonderFi, that each of the conditions set forth in Section 9.03(a) and Section 9.03(b) of the Business Combination Agreement has been satisfied and (i) CoinSmart, that each of the conditions set forth in Section 9.03(a) and Section 9.03(b) of the Business Combination Agreement has been satisfied.

(f) Coinsquare shall have received a certificate of an officer of each of WonderFi and CoinSmart certifying that attached thereto are true and complete copies of all resolutions adopted by the shareholders) and the board of directors of WonderFi and CoinSmart, respectively, authorizing the execution, delivery and performance of the Business Combination Agreement and the other transaction documents related thereto to which WonderFi and CoinSmart is a party, and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(g) Coinsquare shall have received a certificate of an executive officer of each of WonderFi and CoinSmart certifying the names and signatures of their respective officers authorized to sign the Business Combination Agreement and the other documents to be delivered thereunder.

(h) Each of WonderFi and CoinSmart shall have delivered to Coinsquare a certificate of good standing or compliance (or its equivalent) for (i) WonderFi and the WonderFi Material Subsidiaries, and (ii) CoinSmart and the CoinSmart Material Subsidiaries, respectively, from the applicable Governmental Authority of the jurisdiction under the Applicable Laws in which each such Person is incorporated.

(i) WonderFi shall have taken reasonable steps to satisfy the covenants set forth in Section 8.15(a) of the Business Combination Agreement.

(j) WonderFi shall have delivered evidence, in form and substance satisfactory to Coinsquare, acting reasonably, that it has issued the New WonderFi Options set forth in Schedule G of the Business Combination Agreement to the former holders of Coinsquare Options listed therein in accordance with Section 2.06(5) of the Business Combination Agreement.

23. The obligations of CoinSmart to consummate the transactions contemplated by the Business Combination Agreement shall be subject to the fulfillment or Coinsquare's waiver, at or before the Effective Time, of each of the following conditions:

(a) Other than the representations and warranties of (i) WonderFi set out in Section 4.01, Section 4.02, Section 4.03, Section 4.04, and Section 4.22 of Schedule IV of the Business Combination Agreement, and (ii) Coinsquare set out in Section 5.01, Section 5.02, Section 5.03, Section 5.04, and Section 5.21 of Schedule V of the Business Combination Agreement, the representations and warranties of WonderFi and Coinsquare set out in the Business Combination Agreement and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date thereof and on and as of the Effective Time with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of (i) Section 4.01, Section 4.02, Section 4.03, Section 4.04, and Section 4.22 of Schedule IV of the Business Combination Agreement, and (ii) Coinsquare set out in Section 5.01, Section 5.02, Section 5.03, Section 5.04, and Section 5.21 of Schedule V of the Business Combination Agreement, shall be true and correct in all respects on and as of the date hereof and on and as of the Effective Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Each of WonderFi and Coinsquare shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Business Combination Agreement to be performed or complied with by it before or on the Effective Time; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, each of WonderFi and Coinsquare shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) All approvals, consents and waivers that are listed in Section 4.04 of the WonderFi Disclosure Letter and in Section 5.04 of the Coinsquare Disclosure Letter shall have been received, and executed counterparts thereof shall have been delivered to Coinsquare, at or before the Effective Time.

(d) From the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to WonderFi or Coinsquare, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to WonderFi or Coinsquare.

(e) CoinSmart shall have received a certificate, dated the Effective Date and signed by a duly authorized officer of (i) WonderFi, that each of the conditions set forth in Section 9.04(a) and Section 9.04(b) of the Business Combination Agreement has been satisfied and (i) Coinsquare, that each of the conditions set forth in Section 9.04(a) and Section 9.04(b) of the Business Combination Agreement has been satisfied.

(f) CoinSmart shall have received a certificate of an officer of each of WonderFi and Coinsquare certifying that attached thereto are true and complete copies of all resolutions adopted by the shareholders) and the board of directors of WonderFi and Coinsquare, respectively, authorizing the execution, delivery and performance of this Agreement and the other transaction documents related thereto to which WonderFi and Coinsquare is a party, and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated thereby.

(g) CoinSmart shall have received a certificate of an executive officer of each of WonderFi and Coinsquare certifying the names and signatures of their respective officers authorized to sign this Agreement and the other documents to be delivered thereunder.

(h) Each of WonderFi and Coinsquare shall have delivered to CoinSmart a certificate of good standing or compliance (or its equivalent) for (i) WonderFi and the WonderFi Material Subsidiaries, and (ii) Coinsquare and the Coinsquare Material Subsidiaries, respectively, from the applicable Governmental Authority of the jurisdiction under the Applicable Laws in which each such Person is incorporated.

(i) As at the Effective Date, Coinsquare Capital Markets Ltd. shall be in good standing with all applicable IIROC requirements, including that it shall have the minimum risk adjusted capital levels required under IIROC rules.

(j) WonderFi shall have taken reasonable steps to satisfy the covenants set forth in Section 8.15(a) of the Business Combination Agreement.

(k) WonderFi shall have delivered evidence, in form and substance satisfactory to CoinSmart, acting reasonably, that it has issued the New WonderFi Options set forth in Schedule G of the Business Combination Agreement to the former holders of CoinSmart Options listed therein in accordance with Section 2.06(5) of the Business Combination Agreement.

(l) WonderFi shall have delivered a replacement certificate to the holders of the CoinSmart Warrants identified on Schedule G of the Business Combination Agreement evidencing WonderFi'sassumption of CoinSmart'sobligations in respect of the CoinSmart Warrants in accordance with Section 2.06(3) of the Business Combination Agreement against delivery to WonderFi and cancellation of the former original certificates representing such CoinSmart Warrants.

DISSENT RIGHTS

24. The Plan of Arrangement provides that registered CoinSmart Shareholders may exercise a right to dissent and the Interim Order includes a right to dissent in respect of the CoinSmart Arrangement Resolution in accordance with the provisions of sections 237-247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

INTERESTS OF CERTAIN PERSONS

25. The directors and executive officers and other related parties of CoinSmart may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other CoinSmart Securityholders. These interests include those described in detail at pages 114-118 of the Circular. The CoinSmart Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by CoinSmart Shareholders.

UNITED STATES SECURITIES LAWS

26. Section 3(a)(10) of the U.S. Securities Act provides an exemption from the registration requirements thereof for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the procedural and substantive fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear and receive timely and adequate notice thereof.

27. In order to ensure that the issuance of securities by CoinSmart pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act, it is necessary that, among other things:

(a) prior to the hearing required to approve the Arrangement, the Court is advised of the intention of the parties to rely on Section 3(a)(10) of the U.S. Securities Act based on the Court'sapproval of the Arrangement;

(b) the Interim Order of the Court approving the Meeting specifies that each CoinSmart Shareholder entitled to vote at the Meeting will have the right to appear before the Court at the hearing to consider approval of the Arrangement and the Final Order, so long as such CoinSmart Shareholder files a Response to Petition in accordance with the terms of the Interim Order;

(c) the CoinSmart Securityholder will be given adequate notice advising them of their rights to attend such hearing and provided with sufficient information necessary for them to exercise that right;

(d) the Court is required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the CoinSmart Securityholders;

(e) the Court has determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities contemplated by the Arrangement are substantively and procedurally fair to the CoinSmart Securityholders; and

(f) the order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being substantively and procedurally fair and reasonable to the CoinSmart Securityholders.

28. The CoinSmart Securityholders to whom securities will be issued under the Arrangement shall receive such securities in reliance on the exemption from the registration requirements of the U.S. Securities Act contained in Section 3(a)(10) thereof based on the Court'sapproval of the Arrangement

FAIRNESS OF THE ARRANGEMENT

29. The Company, WonderFi and Coinsquare will rely on this Court'sapproval and declaration of fairness of the Arrangement, including the terms and conditions thereof and the issuance and exchanges of securities contemplated therein to the CoinSmart Securityholders, after a hearing upon such matters at which the CoinSmart Securityholders shall have the right to appear, to form the basis of an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, for the issuance and exchange of securities in connection with the Arrangement.

PART 3: LEGAL BASIS

1. Sections 288 and 291 of the BCBCA, as amended;

2. Supreme Court Civil Rules 2-1(2)(b); 4-4, 4-5, 8-1 and 16-1; and

3. The inherent jurisdiction of this Honourable Court.

PART 4: MATERIAL TO BE RELIED ON

1. The Affidavit #1 of Justin David Hartzman sworn May 5, 2023; and

2. Such further affidavits and other documents as counsel for the Company may advise.

 SCHEDULE "A'

INTERIM ORDER

No. ___________________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and

COINSQUARE LTD.

COINSMART FINANCIAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

(Interim Order)

))

BEFORE	) MASTER )	May 10, 2023

))

ON THE APPLICATION of the Petitioner, CoinSmart Financial Inc. ("CoinSmart") for an Interim Order pursuant to section 291 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the "BCBCA") in connection with a proposed arrangement (the "Arrangement") with WonderFi Technologies Inc. ("WonderFi") and Coinsquare Ltd. ("Coinsquare") to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "Plan of Arrangement"),without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on May 10, 2023 and ON HEARING Rajit Mittal, counsel for CoinSmart, and ON READING the Petition to the Court herein, the Affidavit of Justin David Hartzman sworn on May 5, 2023 and filed herein (the "Hartzman Affidavit"); and UPON BEING ADVISED it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "US Securities Act") as a basis for an exemption from the registration requirements thereof with respect to the issuance of securities under the proposed Plan of Arrangement based on the Court'sapproval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

THIS COURT ORDERS THAT:

DEFINITIONS

1 As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft joint management information circular (the "Circular") attached as Exhibit "A" to the Hartzman Affidavit.

MEETING

2. Pursuant to Sections 186 and 288-291 of the BCBCA, CoinSmart is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders (the "CoinSmart Shareholders") of common shares of CoinSmart ("CoinSmart Shares") to be held virtually via live audio webcast, accessible online at https://virtual- meetings.tsxtrust.com/1506 (password (case sensitive): coinsmart2023) on June 20, 2023 at 10:00 a.m. (Vancouver time) and 1:00 p.m. (Toronto time) or such other date as Coinsquare, WonderFi, and CoinSmart may agree, to, among other things:

(a) consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") of the CoinSmart Shareholders approving the Plan of Arrangement under Division 5 of Part 9 of the BCBCA, the full text of the Arrangement Resolution is set forth in Schedule "C" to the Circular; and

(b) transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the articles of CoinSmart and the Circular, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA and the articles of CoinSmart, and subject to the terms of the Business Combination Agreement, CoinSmart, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the CoinSmart Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Business Combination Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the CoinSmart Securityholders (as defined below) by one of the methods specified in paragraphs 9 to 14 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of CoinSmart.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting, unless CoinSmart determines that it is advisable, and subject to the consent of WonderFi and Coinsquare in writing acting reasonably.

AMENDMENTS

6. Prior to the Meeting, CoinSmart is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement, without any additional notice to the CoinSmart Securityholders or further orders of this Court, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting.

RECORD DATE

7. The record date for determining the CoinSmart Securityholders entitled to receive notice of, attend, and in the case of CoinSmart Shareholders, vote at the meeting shall be the close of business on May 11, 2023, or such other date as may be agreed to by CoinSmart, WonderFi, and Coinsquare (the "Record Date").

NOTICE OF MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and CoinSmart shall not be required to send to the CoinSmart Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9. The Circular and the Notice of Petition, in substantially the same forms as contained in Exhibits "A" and "C" to the Hartzman Affidavit (collectively referred to as the "Notice Materials"), and in the case of the CoinSmart Shareholders, the form of proxy, voting information form and letter of transmittal, in substantially the same forms as contained in Exhibit "D" to the Hartzman Affidavit (together with the Notice Materials, the "Meeting Materials"), with such deletions, amendments or additions thereto as counsel for CoinSmart may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Registered CoinSmart Shareholders as they appear on the central securities register of CoinSmart or the records of its registrar and transfer agent as at the close of business on the Record Date at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

(i) by prepaid ordinary or air mail addressed to the Registered CoinSmart Shareholders at their addresses as they appear in the applicable records of CoinSmart or its registrar and transfer agent, as at the Record Date;

(ii) by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

(iii) by email or facsimile transmission to any Registered CoinSmart Shareholders, who has previously identified himself, herself or itself to the satisfaction of CoinSmart, acting through its representatives, and who requests such email or facsimile transmission; and

(b) the non-Registered CoinSmart Shareholders by causing, in accordance with the National Instrument 54-101 -Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54- 101"), its agent to deliver the requisite number of copies of the Meeting Materials to clearing agencies or intermediaries for onward distribution of the Meeting Materials to those non-Registered CoinSmart Shareholders who have provided instructions to an intermediary that the beneficial owner objects to the intermediary disclosing ownership information about the beneficial owner;

(c) the non-Registered CoinSmart Shareholders by causing, in accordance with NI 54-101, its agent to distribute the requisite number of copies of the Meeting Materials directly to each non-Registered CoinSmart Shareholder who has provided instructions to an intermediary that such non-Registered CoinSmart Shareholder does not object to the intermediary disclosing ownership information about the beneficial owner; and

(d) the directors and auditors of CoinSmart by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10. The Notice Materials shall be sent by prepaid ordinary mail or by email transmission to the holders of outstanding options to purchase CoinSmart Shares (the "CoinSmart Optionholders"), to the holders of outstanding common share purchase warrants (the "CoinSmart Warrantholders"), and to the holders of outstanding RSUs of CoinSmart (the "CoinSmart RSU holders" and collectively with the CoinSmart Shareholders, CoinSmart Optionholders, and the CoinSmart RSU holders, the "CoinSmart Securityholders") to the address of such holder as it appears in the applicable records of CoinSmart at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal.

11. The Meeting Materials shall also be made available to the CoinSmart Shareholders as they appear on the central securities register of CoinSmart or the records of its registrar and transfer agent as the close of business on the Record Date at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, pursuant to the Notice-and-Access Provisions under Canadian Securities Regulations under s. 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), and with respect to beneficial CoinSmart Shareholders under NI 54-101 (together the "Notice-and-Access Provisions"), which Notice-and-Access Provisions require, in either case, delivery at least 21 days before the date of the Meeting, excluding the date of mailing of the form of notice (the "Notice") as prescribed under the Notice-and-Access Provisions or delivery, to the CoinSmart Shareholders who are Registered CoinSmart Shareholders on the Record Date and to beneficial CoinSmart Shareholders as of the Record Date, where applicable, by providing in accordance with NI 54-101, the requisite number of copies of the Notice to intermediaries and registered nominees.

12. The Notice, which includes access to the Meeting Materials and Notice Materials pursuant to the Notice-and-Access Provisions described in paragraph 11, above, will be sent by prepaid ordinary mail addressed to each of the CoinSmart Securityholders, at his or her address appearing on the records of CoinSmart, or by delivery of same by personal delivery courier service or by electronic transmissions to any such CoinSmart Securityholder who identifies himself or herself to the satisfaction of CoinSmart and who requests or accepts such electronic transmission.

13. The Notice, which includes access to the Meeting Materials and Notice Materials pursuant to the Notice-and-Access Provisions described in paragraph 11, above, will be sent by prepaid ordinary mail addressed to each CoinSmart director and to CoinSmart'sauditor at his or her address as it appears on the records of CoinSmart, or by delivery of same by personal delivery courier service by electronic transmissions to any such director or auditor who identifies himself or herself to the satisfaction of CoinSmart and who requests and accepts such electronic transmission.

14. Notice-and-Access Provisions require posting of all Meeting Materials to an Internet website, in addition to SEDAR, accessible by each CoinSmart Shareholder and each beneficial CoinSmart Shareholder. CoinSmart will post the meeting materials to [confirm website], and the link will be included in the Notice being mailed to each Registered CoinSmart Shareholder and each beneficial CoinSmart Shareholder. This link will be activated by CoinSmart on the date of mailing the Notice.

15. Substantial compliance with paragraphs 9 to 14 will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials and Notice Materials, as the case may be.

16. Accidental failure of or omission by CoinSmart to give notice to any one or more persons entitled thereto, or the non-receipt of such notice by one or more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of CoinSmart (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of CoinSmart, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

17. Provided that notice of the Meeting is given, the Notice and Meeting Materials, as applicable, are sent to the CoinSmart Securityholders, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, no other form of service of the Notice and Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraphs 9 to 14 above.

DEEMED RECEIPT OF NOTICE

18. The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a) in the case of mailing pursuant to paragraphs 9(a)(i), 9(d), 10, 12 and 13 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person pursuant to paragraphs 9(a)(ii), 12 and 13 above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person'saddress in paragraphs 9 and 11 above;

(c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 9(a)(iii), 9(d), 10, 12 and 13 above, when dispatched or delivered for dispatch;

(d) in the case of delivery to clearing agencies or intermediaries for onward distribution pursuant to paragraph 9(b) and 9(c) above, the day following delivery to clearing agencies or intermediaries; and

(e) in the case of delivery pursuant to the Notice-and-Access Provisions, the business day after delivery of the Notice.

UPDATING MEETING MATERIALS

19. Notice of any amendments, updates or supplements to any of the information provided in the Notice and Meeting Materials, may be communicated to the CoinSmart Securityholders, or any other person entitled thereto in compliance with this Interim Order, by press release, news release, newspaper advertisement or by notice sent to the CoinSmart Securityholders, or by any of the means set forth in paragraphs 9 to 14herein, as determined to be the most appropriate method of communication by the board of directors of CoinSmart.

QUORUM AND VOTING

20. The quorum required at the Meeting shall be two (2) persons, present in person or by proxy, being CoinSmart Shareholders entitled to vote at the Meeting, and who hold at least five percent (5%) of the issued shares entitled to vote at the Meeting.

21. The vote required to pass the Arrangement Resolution shall be the affirmative vote of (i) 66⅔% of the votes cast on the Arrangement Resolution by the CoinSmart Shareholders present in person (which may include virtual appearance if permitted by law) or by proxy at the Meeting; and (ii) a majority of the votes cast by the CoinSmart Shareholders present in person (which may include virtual appearance if permitted by law) or by proxy at the Meeting excluding for this purpose votes attached to the CoinSmart Shares held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

22. Any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the CoinSmart Shares represented by such spoiled votes, illegible votes, defective votes or abstentions shall not be counted in determining the number of CoinSmart Shares represented at the Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

23. In all other respects, the terms, restrictions and conditions set out in the articles of CoinSmart shall apply in respect of the Meeting.

PERMITTED ATTENDEES

24. The only persons entitled to attend the Meeting shall be (i) the Registered CoinSmart Shareholders as of the close of business on the Record Date, or their respective proxyholders, (ii) CoinSmart's directors, officers, auditors and advisors, (iii) representatives of WonderFi and Coinsquare including any of their respective directors, officers and advisors, and (iv) any other person admitted on the invitation of the chair of the Meeting or with the consent of the chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the Registered CoinSmart Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

25. Representatives of CoinSmart's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

26. CoinSmart is authorized to use the form of proxy (in substantially the same form as attached as Exhibit "D" to the Hartzman Affidavit) in connection with the Meeting, subject to CoinSmart'sability to insert dates and other relevant information in the form and, subject to the Business Combination Agreement, with such amendments, revisions or supplemental information as CoinSmart may determine are necessary or desirable. CoinSmart is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

27. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by CoinSmart Shareholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Meeting.

DISSENT RIGHTS

28. Each Registered CoinSmart Shareholder who is a Registered CoinSmart Shareholder as of the Record Date shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

29. Registered CoinSmart Shareholders shall be the only CoinSmart Shareholders entitled to exercise rights of dissent. A beneficial holder of CoinSmart Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the Registered CoinSmart Shareholder to dissent on behalf of the beneficial holder of CoinSmart Shares or, alternatively, make arrangements to become a Registered CoinSmart Shareholder. For the purposes of rights to dissent in respect of the Arrangement Resolution, reference to the term "shareholder" in Division 2 of Part 8 of the BCBCA shall be read to mean Registered CoinSmart Shareholder as such term is used herein, reference to "notice shares" in Division 2 of Part 8 of the BCBCA shall be read to mean CoinSmart Shares, as such term is defined herein, in respect of which dissent is being validly exercised under any notice of dissent, and notice to "the company" in section 244(3), 245, 246(h) and 247(c) of the BCBCA shall be read to mean CoinSmart.

30. In order for a Registered CoinSmart Shareholder to exercise such right of dissent (the "Dissent Right"):

(a) a dissenting Registered CoinSmart Shareholder must deliver a written notice of dissent which must be received by CoinSmart at 1055 West Hastings St., Suite 1700, Vancouver, British Columbia, V6E 2E9 by not later than 5:00 p.m. (Vancouver time) on June 16, 2023 (or the day that is two Business Days prior to the date that any adjourned or postponed meeting is reconvened or held, as the case may be);

(b) a dissenting Registered CoinSmart Shareholder must not have voted his, her or its CoinSmart Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, and a vote against the Arrangement Resolution or an abstention shall not constitute written notice of dissent;

(c) a dissenting Registered CoinSmart Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Registered CoinSmart Shareholder's CoinSmart Shares, but may dissent only with respect to all of the CoinSmart Shares held by such person; and

(d) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

31. Any Registered CoinSmart Shareholder who duly exercises such Dissent Right set out in paragraphs 28-30 above and who:

(a) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its CoinSmart Shares shall be deemed to have transferred those CoinSmart Shares as of the Effective Time (as defined in the Circular), without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to CoinSmart for cancellation in consideration for a payment of cash from CoinSmart equal to such fair value; or

(b) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its CoinSmart Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting CoinSmart Shareholder;

but in no case shall CoinSmart, WonderFi or any other person be required to recognize such CoinSmart Shareholders as holders of CoinSmart Shares at or after the date upon which the Arrangement becomes effective and the names of such CoinSmart Shareholders shall be deleted from CoinSmart'sregister of holders of CoinSmart Shares at that time.

32. Notice to the Registered CoinSmart Shareholders of their Dissent Right with respect to the Arrangement Resolution shall be given by including information with respect to the Dissent Right in the Circular to be sent to Registered CoinSmart Shareholders in accordance with this Interim Order.

33. Subject to further order of this Court, the rights available to the Registered CoinSmart Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Registered CoinSmart Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

34. Upon the approval, with or without variation, by the CoinSmart Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, CoinSmart may apply to this Court for, inter alia, an order:

(a) Pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and

(b) Pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement, and the distribution of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the distribution

(collectively, the "Final Order"),

and the hearing of the Final Order shall be held in person at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time), as the case may be, on June 25, 2023, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

35. The form of Notice of Petition in connection with the Final Order attached to the Hartzman Affidavit as Exhibit "C" is hereby approved as the form of Notice of Petition for such approval. Any CoinSmart Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

36. Any CoinSmart Securityholder seeking to appear at the hearing of the application for the Final Order must file and deliver a Response to Petition (a "Response") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to CoinSmart'ssolicitors at:

CASSELS, BROCK & BLACKWELL LLP
Barristers and Solicitors

2200 - 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8
Attention: Carey Veinotte / Rajit Mittal /Danielle DiPardo

Fax number for delivery: (604) 691-6120

Telephone: (778) 372-6784

by or before 4:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date of the hearing of the application for the Final Order.

37. Sending the Petition and Notice of Petition in connection with the Final Order and this Interim Order in accordance with paragraphs 9 to 14 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 38 and 39 below. In particular, service of the Hartzman Affidavit and additional affidavits as may be filed, is dispensed with.

38. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for WonderFi, the solicitors for Coinsquare, and any persons who have delivered a Response in accordance with this Interim Order.

39. In the event the hearing for the Final Order is adjourned, only the solicitors for WonderFi, the solicitors for Coinsquare, the CBCA Director and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

40. CoinSmart shall, subject to the terms of the Business Combination Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

41. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of CoinSmart, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____________________________________________________

Signature of

Lawyer for CoinSmart Financial Inc.

Carey Veinotte / Rajit Mittal /Danielle DiPardo

By the Court.

_________________________________________

Registrar

No. _____________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and

COINSQUARE LTD.

COINSMART FINANCIAL INC.

PETITIONER

______________________________________________________________

ORDER MADE AFTER APPLICATION

(Interim Order)

______________________________________________________________

CASSELS BROCK 8~ BLACKWELL LLP

Barristers &Solicitors

2200 - 885 West Georgia Street

Vancouver, B.C. V6C 3E8

Telephone: (604) 691-6100

Facsimile: (604) 691-6120

E-mail: rmittal@cassels.com

Attention: Rajit Mittal

RETURN BY FILING AGENT: WEST COAST TITLE SEARCH

E-1

SCHEDULE "B"

FINAL ORDER

No. _______________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and COINSQUARE LTD.

COINSMART FINANCIAL INC.

PETITIONER

ORDER MADE AFTER APPLICATION

(Final Order)

BEFORE	)	THE HONOURABLE JUSTICE	)	, 2023

ON THE APPLICATION of CoinSmart Financial Inc. ("CoinSmart") coming on for hearing at 800 Smithe Street, Vancouver, British Columbia and UPON HEARING Rajit Mittal, counsel for the Petitioner; and no one appearing on behalf of any holder (the "CoinSmart Shareholders") of common shares of CoinSmart or any other person affected; AND UPON READING the Petition to the Court herein dated May [8], 2023; AND UPON READING the Interim Order of Master •made herein on May 10, 2023 (the "Interim Order"); AND UPON READING Affidavit #1 and #2 of Justin David Hartzman sworn on May 5, 2023 and June •, 2023, respectively; AND UPON IT APPEARING that good and sufficient notice of the time and place of the hearing of this application was given to the CoinSmart Shareholders, holders of outstanding options to purchase common shares of CoinSmart (the "CoinSmart Optionholders"), to the holders of outstanding common share purchase warrants (the "CoinSmart Warrantholders"), and to the holders of outstanding RSUs of CoinSmart (the "CoinSmart RSU holders" and collectively with the CoinSmart Shareholders, CoinSmart Optionholders, and the CoinSmart RSU holders, the "CoinSmart Securityholders") in accordance with the Interim Order; AND UPON the requisite approval of the CoinSmart Shareholders having been obtained at the special meeting of CoinSmart held on June 20, 2023, for which good and sufficient notice of the special meeting was provided to CoinSmart Shareholders; AND UPON CONSIDERING the fairness to the parties affected thereby of the terms and conditions of the Arrangement and of the transactions contemplated by the Arrangement; AND UPON BEING INFORMED that it is the intention of the parties to rely on Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and that the declaration of the fairness of, and the approval of, the Arrangement contemplated in the plan of arrangement (the "Plan of Arrangement"), a copy of which is attached hereto as Schedule "A", by this Court will serve as the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement;

THIS COURT ORDERS that:

1. Pursuant to the provisions of s. 291(4)(c) of the Business Corporations Act, S.B.C. 2002, C. 57, as amended (the "BCBCA"), the Arrangement as provided for in the Plan of Arrangement, including the terms and conditions thereof and the issuances of securities contemplated therein, is substantively and procedurally fair and reasonable to the CoinSmart Securityholders and other affected parties;

2. The Arrangement as provided for in the Plan of Arrangement be and hereby is approved pursuant to the provisions of s. 291(4)(a) of the BCBCA; and

3. CoinSmart, WonderFi Technologies Inc. and Coinsquare Ltd. shall be at liberty to seek leave to vary this order upon such terms and upon giving such notice as this Court may direct, and to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____________________________________________
Signature of lawyer for the Petitioner

Carey Veinotte / Rajit Mittal / Danielle

DiPardo

By the Court.

___________________________________________
Registrar

SCHEDULE"A"

COINSMART PLAN OF ARRANGEMENT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"affiliate" shall have the meaning ascribed thereto in the Securities Act (Ontario);

"Applicable Laws" has the meaning given to it in the Business Combination Agreement;

"Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 10.04 of the Business Combination Agreement or Section 6.1 hereof or at the direction of the Court in the Final Order with the prior written consent of the Company, Coinsquare, and WonderFi, each acting reasonably;

"Arrangement Resolution" means the special resolution of the Company Shareholders and the ordinary resolution of the Disinterested Company Shareholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule C of the Business Combination Agreement;

"BCBCA" means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder, as amended from time to time;

"Business Combination Agreement" means the business combination agreement dated April 2, 2023 between WonderFi, Coinsquare, and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

"Coinsquare" means Coinsquare Ltd., a corporation existing under the federal laws of Canada;

"Company" means Coinsmart Financial Inc., a corporation existing under the laws of the Province of British Columbia;

"Company Incentive Plan" means the omnibus long term incentive plan of the Company, effective as of November 2, 2021;

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Business Combination Agreement, to be called and held in accordance with the Business Combination Agreement and the Interim Order for the Company to consider the Arrangement Resolution;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Incentive Plan or otherwise;

"Company Optionholder" means a holder of Company Options;

"Company RSU" has the meaning given to "RSU" in the Company Incentive Plan.

"Company Securityholders" means the holders of outstanding Company Shares, Company Options and Company RSUs;

"Company Shareholder" means a holder of Company Shares;

"Company Shares" means the common shares of the Company, as currently constituted;

"Consideration" means the consideration to be received by the Company Shareholders (other than Dissenting Shareholders or WonderFi to the extent it is a Company Shareholder) pursuant to this Plan of Arrangement as consideration for the exchange of Company Shares for WonderFi Shares and Earnout Rights in accordance with the terms hereof, and distributed to such Company Shareholders proportionate to their respective ownership interests in the Company Shares as at the Effective Time, consisting of: (a) 1.801462 WonderFi Shares in exchange for each Company Share; and (b) one Earnout Right in exchange for each Company Share, reflecting each Company Shareholder's post-Closing right to receive its proportionate interest in the Earnout;

"Consideration Shares" means the WonderFi Shares to be received by the Company Shareholders pursuant to this Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"Crypto Assets" means bitcoin, ether, crypto currency and anything commonly considered a crypto asset, digital or virtual currency, or digital or virtual tokens, that are not themselves securities or derivatives;

"Depositary" means any trust company, bank or financial institution agreed to in writing by the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for certificates (or direct registration statements) representing Consideration Shares in connection with the Arrangement, and which may be the same entity as the Earnout Rights Agent;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"Disinterested Company Shareholders" means the Company Shareholders excluding persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"DRS" shall have the meaning ascribed thereto in Section 3.2 of this Plan of Arrangement;

"Early Payment Amount" has the meaning ascribed thereto in the Earnout Rights Indenture;

"Earnout" means the portion of the proceeds of disposition payable in consideration for the sale of the Company Shares to be sold by the Company Shareholders pursuant to the Business Combination Agreement and this Plan of Arrangement that is determined by reference to the Earnout Amount;

"Earnout Amount" means the SmartPay Revenue, which is an amount determined by reference to the underlying goodwill of the Company represented by the future revenues generated by its underlying assets and which would not otherwise be paid as a dividend to the Company Shareholders (who become WonderFi Shareholders pursuant to this Plan of Arrangement) in the normal course;

"Earnout Payment" means a SmartPay Revenue Payment;

"Earnout Right" means an earnout right of WonderFi to be issued to the Company Shareholders in accordance with the terms and conditions of the Earnout Rights Indenture and this Plan of Arrangement and governed by the Earnout Rights Indenture, with each Earnout Right representing a proportionate interest in the entitlement of all holders of Earnout Rights to receive the Earnout (including any Earnout Payment, Sale Payment and/or Early Payment Amount) in accordance with the Earnout Rights Indenture;

"Earnout Rights Agent" means any host company, bank or financial institution agreed to in writing by the Parties, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for certificates (or direct registration statements) representing Earnout Rights in connection with the Arrangement, and which may be the same entity as the Depositary;

"Earnout Rights Indenture" means the earnout rights indenture to be entered into between WonderFi and an earnout rights agent, to be agreed to by the Parties acting reasonably, in substantially the form attached as Schedule H to the Business Combination Agreement;

"Effective Date" means the date upon which the Arrangement becomes effective as set out in the Business Combination Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

"Eligible Holder" means a beneficial owner of Company Shares immediately prior to the Effective Time who is (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member (including an indirect member through one or more other partnerships) of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

"Encumbrance" has the meaning given to it in the Business Combination Agreement;

"Exchange Ratio" means, in respect of Company Shares, 1.801462 WonderFi Shares for each Company Share;

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, after being informed of the intention to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares, the Earnout Rights, and the New WonderFi Options to Company Securityholders in the United States pursuant to the Arrangement and the Business Combination Agreement, approving the Arrangement in form and substance acceptable to the Parties, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

"final proscription date" shall have the meaning ascribed thereto Section 5.5 of this Plan of Arrangement;

"Former Company Shareholders" means the holders of Company Shares immediately prior to the Effective Time;

"Governmental Authority" has the meaning given to it in the Business Combination Agreement;

"Holder Committee" has the meaning given to it in the Earnout Rights Indenture;

"Interim Order" means the interim order of the Court pursuant to Section 291 of the BCBCA, to be issued following the application therefor contemplated by Section 2.02(1) of the Business Combination Agreement and after being informed of the intention to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Consideration Shares, the Earnout Rights and the New WonderFi Options to Company Securityholders in the United States pursuant to the Arrangement and the Business Combination Agreement, in form and substance acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably;

"In-the-Money Amount" means, in respect of a Company Option or New WonderFi Option,as applicable, at any time, the positive amount, if any, at that time, by which (i) the product obtained by multiplying (A) the number of Company Shares or WonderFi Shares, as applicable, underlying such option at that time by (B) the fair market value of such shares at that time, exceeds (ii) the aggregate purchase price payable at that time pursuant to such option in order to acquire the Company Shares or WonderFi Shares, as applicable, underlying such option;

"In-the-Money Option" means a Company Option having an In-the-Money Amount;

"New WonderFi Options" means options to purchase WonderFi Shares having the terms and conditions set forth in Schedule G of the Business Combination Agreement;

"Parties" means, the Company, Coinsquare, and WonderFi, and "Party" means any of them;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with Section 10.04 of the Business Combination Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court;

"Sale Payment" has the meaning ascribed thereto in the Earnout Rights Indenture;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

"SmartPay" means the Crypto Assets payments and invoicing platform operated by the Company and its Subsidiaries;

"SmartPay Revenue" has the meaning ascribed thereto in the Earnout Rights Indenture;

"SmartPay Revenue Payment" has the meaning ascribed thereto in the Earnout Rights Indenture;

"Tax" and "Taxes" have the meanings given to them in the Business Combination Agreement;

"Tax Act" means the Income Tcrr Act (Canada);

"Tax Exempt Person" means a person who is exempt from tax under Part I of the Tax Act;

"Transmittal Letter" means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

"TSX" means the Toronto Stock Exchange;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Securities Act" means the United States Securities Act of 1933;

"WonderFi" means WonderFi Technologies Inc., a corporation existing under the laws of the Province of British Columbia;

"WonderFi Shares" means the common shares of WonderFi; and

"WonderFi Shareholders" has the meaning given to it in the Business Combination Agreement.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof', "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereofl and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7 Governing Laws

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8 Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon WonderFi, Coinsquare, the Company and the Company Securityholders.

ARTICLE 2

BUSINESS COMBINATION AGREEMENT

2.1 Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a) each Company Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to the Company and the Company shall thereupon be obliged to pay the amount therefor (using its own funds and not funds provided directly or indirectly by WonderFi) determined and payable in accordance with Article 3 hereof, and: (i) the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholders will cease to have any rights as Company Shareholders other than the right to be paid the fair value for their Company Shares by the Company;

(b) each Company Share (other than a Company Share held by a Dissenting Shareholder or a Company Share held by WonderFi or any Subsidiary of WonderFi) shall be deemed to be transferred to WonderFi and, in consideration therefor, WonderFi shall issue the Consideration;

(c) each Company Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for Company Shares in accordance with the terms of the Company Incentive Plan and terms of the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor;

(d) each Company Option that is not described in Section 3.1(c) shall be exchanged for a New WonderFi Option entitling the holder thereof to purchase from WonderFi, in accordance with the terms and conditions set forth in Schedule G of the Business Combination Agreement, such number of WonderFi Shares equal to (i) the Exchange Ratio multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Date, whereupon such Company Option shall be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option shall have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Company Option in exchange for which such New WonderFi Option was issued divided by the Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average closing price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided, however, that it is intended that subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) shall apply to such exchange of Company Options for New WonderFi Options and, notwithstanding the foregoing, if and to the extent that the In-the-Money Amount, if any, of any such New WonderFi Option at the time of its issuance (prior to any adjustment pursuant to this proviso) would otherwise exceed the In-the-Money Amount, if any, of the Company Option in exchange for which such New WonderFi Option was issued immediately before such exchange, then the exercise price of such New WonderFi Option shall be increased, nunc pro tunc, as necessary so that no such excess exists at that time. If the foregoing would result in the issuance of a fraction of a WonderFi Share on any particular exercise of New WonderFi Options, then (i) the number of WonderFi Shares so issuable shall be rounded down to the nearest whole number of WonderFi Shares and (ii) the aggregate exercise price payable on any particular exercise of New WonderFi Options shall be rounded up to the nearest whole cent; and

(e) each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested) which has not otherwise been settled in accordance with the terms of the Company Incentive Plan and terms of the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor.

3.2 Effective Time Procedures

(a) Following the receipt of the Final Order and prior to the Effective Date, WonderFi shall deliver or arrange to be delivered to the Depositary (i) certificates or direct registration system ("DRS") advice-statements representing the Consideration Shares and (ii) certificates or DRS advice-statements representing the Earnout Rights, in each case required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice- statements shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

(b) Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Consideration Shares and Earnout Rights to which they are entitled pursuant to Section 3.1.

3.3 Consideration Shares and Earnout Rights

(a) No fractional Consideration Shares shall be issued to Former Company Shareholders. The number of Consideration Shares to be issued to Former Company Shareholders on the Effective Date shall be rounded down to the nearest whole Consideration Share, on aholder-by-holder basis, in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Consideration Share on the Effective Date. In calculating such fractional interests, all Consideration Shares registered in the name of or beneficially held by a Former Company Shareholder or their nominee shall be aggregated.

(b) All Consideration Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA.

(c) All Earnout Rights issued pursuant hereto shall be validly issued and created under the Earnout Rights Indenture.

3.4 Adjustment to Consideration for Dividends

If on or following the date of the Business Combination Agreement, the Company declares, sets aside or pays any dividend or other distribution to the Company Shareholders prior to the Effective Time, the Consideration per Company Share shall be adjusted as provided for in Section 8.04 of the Business Combination Agreement.

3.5 Section 85 Election

If requested by an Eligible Holder, then WonderFi shall make one or more joint income tax elections with such Eligible Holder in respect of the disposition of its Company Shares pursuant to section 85 of the Tax Act (and in each case, where applicable, the corresponding provision of any applicable provincial income tax legislation). The agreed amount under such joint elections shall be determined by each Eligible Holder in its sole discretion within the limits set out in the Tax Act, and the fair market value of any Consideration under such joint elections shall be reported by each Eligible Holder in a uniform manner determined by the Holder Committee in its sole discretion. In order to make an election, the Eligible Holder must provide the required election form containing all necessary information of which it has knowledge (including the number of Company Shares transferred, the Consideration received and the applicable elected amount for purposes of such election) on or before the day that is ninety (90) calendar days after the Effective Date. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and any applicable provincial income tax law), the forms will be signed by WonderFi and returned by WonderFi to the Eligible Holder within thirty (30) days following delivery by the Eligible Holder of the election forms to WonderFi for filing with the Canada Revenue Agency (and any applicable provincial taxing authority). With the exception of the execution by WonderFi of prescribed forms for purposes of the election and of the furnishing of such information as is properly within the knowledge of WonderFi (such as its business number and registered address), compliance with the requirements for a valid election, including the selection of the appropriate elected amount for the prescribed form and the filing of the completed and executed form with the appropriate Governmental Authority, will be the sole responsibility of the Eligible Holder making the election. Provided that WonderFi fulfils its obligations to make the joint election contemplated in this Section 3.4 and furnishes such information as is properly within its knowledge, neither WonderFi nor the Company will be responsible for Taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any such election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial income tax legislation. In its sole discretion, WonderFi may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but WonderFi will have no obligation to do so.

3.6 U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that the Plan of Arrangement will be carried out with the intention that all Consideration Shares, Earnout Rights and New WonderFi Options issued on completion of the Plan of Arrangement to the applicable Company Securityholders in the United States will be issued by WonderFi in reliance on the exemption from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Business Combination Agreement. Company Optionholders entitled to receive New WonderFi Options will be advised that the New WonderFi Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by WonderFi in reliance on the Section 3(a)(10) Exemption, but that such exemption does not exempt the issuance of securities upon the exercise of such New WonderFi Options; therefore, the underlying WonderFi Shares issuable upon the exercise of the New WonderFi Options, if any, cannot be issued in the United States in reliance upon Section 3(a)(10) Exemption and the New WonderFi Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

Registered Company Shareholders (other than WonderFi, Coinsquare, and their respective affiliates, as applicable) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company at its registered office not later than 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all Encumbrances, as provided in Section 3.1(a), and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company (using its own funds and not funds directly or indirectly provided by WonderFi), which fair value, notwithstanding anything to the contrary contained in Division 2 of Part 8 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b) is ultimately not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as anon-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2 Recognition of Dissenting Holders

(a) In no circumstances shall WonderFi, Coinsquare, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b) For greater certainty, in no case shall WonderFi, Coinsquare, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any holder of Company RSUs; (iii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder's Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (iv) any holder of any other securities of the Company exercisable for Company Shares.

ARTICLE 5

DELIVERY OF CONSIDERATION SHARES AND EARNOUT RIGHTS

5.1 Delivery of the Consideration Shares and Earnout Rights

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Consideration Shares and Earnout Rights in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time: (a) a certificate or DRS advice-statement representing the Consideration Shares that such holder is entitled to receive in accordance with Section 3.1; and (b) a certificate or DRS advice-statement representing the Earnout Rights that such holder is entitled to receive in accordance with Section 3.1.

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor (a) a certificate or DRS advice-statement representing the Consideration Shares that the holder thereof is entitled to receive in accordance with Section 3.1; and (b) a certificate or DRS advice-statement representing the Earnout Rights that the holder thereof is entitled to receive in accordance with Section 3.1.

5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate or DRS advice-statement representing Consideration Shares and a certificate or DRS advice-statement representing the Earnout Rights, that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate or DRS advice-statement representing Consideration Shares and a certificate or DRS advice-statement representing the Earnout Rights that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such certificate or DRS advice- statement representing such Consideration Shares and certificate or DRS advice-statement representing the Earnout Rights is to be delivered shall, as a condition precedent to the delivery of such Consideration Shares and Earnout Rights, give a bond satisfactory to WonderFi, Coinsquare, the Company, and the Depositary in such amount as WonderFi, Coinsquare, the Company, and the Depositary may direct, or otherwise indemnify WonderFi, the Company, and the Depositary in a manner satisfactory to WonderFi, Coinsquare, the Company, and the Depositary, against any claim that may be made against WonderFi, Coinsquare, the Company, or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as maybe required by the constating documents of the Company.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the WonderFi Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Applicable Laws and to Section 5.1, at the time of such compliance, there shall, in addition to the delivery of a certificate or DRS advice-statement representing Consideration Shares and a certificate or DRS advice-statement representing the Earnout Rights to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares.

5.4 Withholding Rights

Each of WonderFi, the Company and the Depositary, as applicable, will be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person pursuant to this Plan of Arrangement (including, for greater certainty, Company Securityholders, holders of Company RSUs, and Company Dissenting Shareholders), such Taxes or other amounts as WonderFi, the Company or the Depositary are required or permitted to deduct or withhold in connection with such payment or delivery under the Tax Act, or any other provisions of any Applicable Law. To the extent that amounts so deducted and withheld are remitted to the appropriate Governmental Authority, such deducted, withheld and remitted amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to such Person in respect of which such deduction, withholding and remittance was made. Each of WonderFi, the Company and the Depositary are hereby authorized to sell or dispose (on behalf of the applicable Person in respect of which such deduction, withholding and remittance is to be made) of such portion of Consideration Shares payable as consideration hereunder as is necessary to provide sufficient funds to enable it to implement such deduction, withholding and remittance, and WonderFi, the Company and the Depositary, as applicable, will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

5.5 Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the "final proscription date"), then the Consideration Shares and Earnout Right that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, the certificates or DRS advice-statements representing such Consideration Shares and the certificate representing such Earnout Right shall be delivered to WonderFi by the Depositary and the same shall be cancelled by WonderFi, and the interest of the Former Company Shareholder in such Consideration Shares and Earnout Right shall be terminated as of such final proscription date.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

WonderFi, Coinsquare, and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by WonderFi, Coinsquare, and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that each of WonderFi and Coinsquare shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voring at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of WonderFi, Coinsquare, and the Company; and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of WonderFi, Coinsquare, and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

No. ______________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WONDERFI TECHNOLOGIES INC., COINSMART FINANCIAL INC., and COINSQUARE LTD.

COINSMART FINANCIAL INC.

PETITIONER

________________________________________________________________

ORDER MADE AFTER APPLICATION

(FINAL ORDER)

_________________________________________________________________

CASSELS BROCK & BLACKWELL LLP

Barristers &Solicitors

2200 - 885 West Georgia Street

Vancouver, B.C. V6C 3E8

Telephone: (604) 691-6100

Facsimile: (604) 691-6120
E-mail: rmittal@cassels.com
Attention: Rajit Mittal

File No.

*RETURN BY FILING AGENT: WEST COAST TITLE SEARCH*

SCHEDULE L
DISSENT PROVISIONS

Coinsquare is a corporation existing under the CBCA. As such, Coinsquare Shareholders are encouraged to read the extract of Section 190 of the CBCA set forth below. CoinSmart is a corporation existing under the BCBCA. As such, CoinSmart Shareholders are encouraged to read the extract of Division 2 of Part 8 of the BCBCA set forth below.

1. CANADA BUSINESS CORPORATIONS ACT

SECTION 190 OF THE CBCA

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)  The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section. Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms. Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

2. BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242; "notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent; "payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91, or

(iii) without limiting subparagraph (i), in the case of a benefit company, to alter the company's benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent under section 51.995

(5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240  (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)  a copy of the proposed resolution, and

(b)  a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders
241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent
242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection

(1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1)

(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division

SCHEDULE M
INFORMATION CONCERNING WONDERFI

The following information, including information incorporated by reference herein, contains forward-looking information about WonderFi, including information following completion of the Transaction. See "Cautionary Note Regarding Forward-Looking Statements" in this Information Circular in respect of forward-looking information that is included in this Appendix and in the documents incorporated by reference.

The information concerning WonderFi contained in this Information Circular has been provided by WonderFi. Although the Company has no knowledge that would indicate that any statements contained herein taken from or based upon such information provided by WonderFi expressly for inclusion herein are untrue or incomplete, WonderFi does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such information.

Upon completion of the Transaction, each Coinsquare Shareholder and each CoinSmart Shareholder will become a shareholder of WonderFi, other than Coinsquare Shareholders and CoinSmart Shareholders who are Coinsquare Dissenting Shareholders or CoinSmart Dissenting Shareholders.

Documents Incorporated by Reference

The following documents, filed by WonderFi with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of this Information Circular as of the date of this Information Circular (collectively, the "WonderFi Documents"):

1) the final short form base shelf prospectus of WonderFi dated September 7, 2022 (the "Prospectus");

2) the material change report of WonderFi dated April 12, 2023, in connection with WonderFi entering into the Business Combination Agreement with Coinsquare and CoinSmart;

3) the material change report of WonderFi dated July 4, 2022 in respect of: (i) WonderFi closing the acquisition of Coinberry (as defined below); and (ii) the settlement between WonderFi and Cinaport Acquisition Corp. III ("Cinaport") reached a settlement regarding the legal proceedings commenced by Cinaport against Coinberry on December 21, 2021;

4) the annual information form of WonderFi dated as of March 31, 2023 for the financial year ended December 31, 2022 (the "AIF");

5) the audited annual consolidated financial statements of WonderFi as at and for the fifteen month period ending December 31, 2022 (the "Audited Financial Statements"), the notes thereto and the independent auditors' report thereon, together with the related management's discussion and analysis ("MD&A") of the financial condition and results of operations of WonderFi;

6) the material change report of WonderFi dated January 11, 2022 in respect of: (i) WonderFi entering into a definitive business combination agreement with First Ledger Corp. ("FLC", now known as Bitbuy Holdings Inc. or BHI), the parent company of Bitbuy (as defined below); and (ii) the resignation of Mark Binns as a director of WonderFi;

7) the material change report of WonderFi dated January 17, 2022 in respect of a "bought deal" public offering by way of a short form prospectus of 18,750,000 units of WonderFi at a price of $2.40 per February 2022 Unit for aggregate gross proceeds to WonderFi of $45 million (the "February 2022 Offering");

8) the material change report of WonderFi dated February 14, 2022 in respect of the closing of the February 2022 Offering, including the partial exercise of the over-allotment option by the February 2022 Underwriters (as defined herein);

9) the material change report of WonderFi dated April 1, 2022 in connection with the closing of the acquisition of Bitbuy;

10) the material change report of WonderFi dated April 20, 2022 in connection with the appointment of Adam Garetson as General Counsel and Chief Legal Officer of WonderFi;

11) the material change report of WonderFi dated November 3, 2022 in connection with the resignation of Karia Samaroo as CEO of WonderFi and the appointment of Dean Skurka as Interim CEO;

12) the material change report of WonderFi dated January 30, 2023, in connection with WonderFi entering into an agreement with PI Financial Corp. to undertake a "best efforts" private placement of units of WonderFi for gross proceeds of up to $5,016,000;

13) the material change report of WonderFi dated February 27, 2023 in connection with the resignation of John Rim as CFO of WonderFi and the appointment of Andeena Wen as Interim CFO;

14) the material change report of WonderFi dated April 27, 2022 in respect of WonderFi entering into a definitive business combination agreement with Coinberry;

15) the management information circular dated July 28, 2022 in respect of WonderFi's annual general and special meeting of shareholders held on September 12, 2022;

16) the material change report of WonderFi dated July 11, 2022 in connection with the closing of the acquisition of Coinberry;

17) the offering document under the listed issuer financing exemption dated January 23, 2023 for up to 22,800,000 units;

18) the warrant indenture dated January 30, 2023 with Computershare Trust Company of Canada in connection with the brokered private placement of units for gross proceeds of $5,016,000;

19) the equity distribution agreement with Canaccord Genuity Corp. dated December 23, 2022, where Canaccord Genuity Corp. agreed to act as agent to offer up to $10,000,000 of WonderFi Shares for sale to the public from time to time pursuant to a base shelf prospectus; and

20) the business acquisition report dated June 1, 2022 in respect of the acquisition by WonderFi of Bitbuy.

The following information is a brief summary and reproduction of information provided by WonderFi the WonderFi Documents, and other public disclosure which is available on WonderFi's SEDAR profile (www.sedar.com).

Shareholders are encouraged to read the WonderFi Documents in full to obtain a complete summary of material information regarding WonderFi.

Corporate Structure

General

WonderFi was originally incorporated in its predecessor form under the laws of the Province of British Columbia on November 1, 1990 and has its head office and registered address located at Suite 250, 780 Beatty Street Vancouver, British Columbia V6B 2M1.

On August 30, 2021, WonderFi acquired of all of the issued and outstanding shares of DeFi Ventures Inc. ("DVI") by way of a "three-cornered amalgamation", pursuant to which with DVI and 1302107 B.C. Ltd., a wholly owned subsidiary of WonderFi ("130 B.C."), combined their businesses to form one corporation, WonderFi Digital Inc. ("WonderFi Digital"), a wholly-owned subsidiary of WonderFi (the "RTO"). In connection with the RTO, the articles of WonderFi were amended to change its name to "WonderFi Technologies Inc." and WonderFi now carries on the business previously carried on by DVI.

On March 31, 2022, WonderFi acquired all of the issued and outstanding shares of First Ledger Corp. (subsequently renamed "Bitbuy Holdings Inc."), the parent company of Bitbuy Technologies Inc. ("Bitbuy"), which transaction was approved by the applicable Canadian securities regulators.

Bitbuy consists of FLC and its four subsidiaries, BTI, Blockchain Markets Inc. ("BCM"), Twenty-One Digital Inc. ("TDI"), and Bitbuy Gaming Inc. FLC, BCM and TDI were incorporated pursuant to the Business Corporations Act (Ontario) on November 17, 2017, August 31, 2016 and December 16, 2020, respectively. BTI was incorporated pursuant to the Canada Business Corporations Act on February 1, 2016. FLC acquired BTI and BCM in January 2018 and November 2018.

On July 4, 2022, WonderFi acquired all of the issued and outstanding shares of Coinberry Inc. ("Coinberry"),  including the indirect acquisition of its subsidiary, Coinberry USA LLC, which transaction was approved by the applicable Canadian securities regulators.

On November 7, 2022, WonderFi acquired all of the issued and outstanding common shares of Blockchain Foundry Inc. ("BCF").

On April 2, 2023, WonderFi entered into the Business Combination Agreement with Coinsquare and CoinSmart to acquire all of the issued and outstanding securities of both companies, as is described in greater detail in this Information Circular.

WonderFi is a reporting issuer in all of the provinces and territories of Canada other than Quebec and the WonderFi Shares are listed on the TSX under the trading symbol "WNDR".

Further details regarding WonderFi, including information regarding WonderFi's history, assets, subsidiaries, and operations are provided in the Prospectus, the AIF, the Audited Financial Statements and MD&A. Readers should consider reading these documents.

Intercorporate Relationships

The following table describes the corporate structure of WonderFi and its subsidiary, their place of incorporation, continuance or formation, and the percentage of the outstanding voting securities of each subsidiary that are beneficially owned, controlled or directed by WonderFi:

WONDERFI TECHNOLOGIES INC.
Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
WonderFi Digital Inc.	100% (direct)	British Columbia
WonderFi Interactive Ltd.	100% (direct)	British Columbia
Bitbuy Holdings Inc.	100% (direct)	Ontario
Coinberry Limited	100% (direct)	Canada
Blockchain Foundry Inc.	100% (direct)	British Columbia
BITBUY HOLDINGS INC.
Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
Bitbuy Technologies Inc.	100% (direct)	Canada
Blockchain Markets Inc.	100% (direct)	Ontario
Twenty One Digital Inc.	100% (direct)	Ontario
Bitbuy Gaming Inc.	100% (direct)	Ontario
COINBERRY LIMITED
Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
Coinberry USA LLC	100% (direct)	Delaware
BLOCKCHAIN FOUNDRY INC.
Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
Blockchain Foundry 2018 Ltd.	100% (direct)	British Columbia

General Development of the Business

History of WonderFi

WonderFi was originally incorporated under the BCBCA as "Austra Resources Corporation" pursuant to an amalgamation between Austra Resources Corporation and Barkerville Mining Company Limited (N.P.L.) on November 1, 1990. Effective January 26, 1996, WonderFi changed its name to "Austpro Energy Corporation" ("Austpro"). Until 2001, WonderFi's principal business was the exploration and development of oil and gas properties. Following the disposition of its interests in oil and gas properties in 2000 and 2001, WonderFi was then dissolved on February 13, 2006, and restored on May 30, 2006, under the BCBCA. During this time WonderFi had no active business and was focused on identifying and evaluating opportunities for the acquisition of an interest in a new business.

On April 14, 2021, WonderFi entered into a binding letter of intent to acquire all of the issued and outstanding shares of DeFi Ventures Inc. ("DeFi") by way of a three-cornered amalgamation (the "DeFi Transaction"). On August 20, 2021, the  WonderFi Shares were listed on the NEO under the symbol "AUS", effective at the open of the market. In connection with the DeFi Transaction, the articles of WonderFi were amended to change its name to "WonderFi Technologies Inc." and WonderFi carried on the business previously carried on by DeFi. On August 30, 2021, WonderFi acquired all of the issued and outstanding shares of DeFi.

On January 4, 2022 WonderFi announced that it had entered into a business combination agreement to acquire FLC. FLC, subsequently renamed "Bitbuy Holdings Inc.", the holding company of Bitbuy. Bitbuy's principal business is operating the Bitbuy crypto asset trading platform, with its business operations in Canada. Bitbuy became registered as a money services business with the Financial Transactions and Reports Analysis Centre of Canada on February 7, 2020. On November 30, 2021, Bitbuy became registered as a restricted dealer under the Securities Laws of all of the provinces and territories of Canada.

On January 25, 2022, WonderFi launched the WonderFi App (the "WonderFi App"), a simple and free app that provides users with a convenient interface for transacting in crypto assets using decentralized finance or "DeFi" protocols. WonderFi has been in discussions with its principal regulator, the BCSC, regarding the application and interpretation of existing regulatory requirements relating to securities and derivatives laws and their potential applicability to the operation of the WonderFi App. In addition, WonderFi has been in discussions with staff at the OSC regarding the applicability of Ontario securities or derivatives laws to its business. While such discussions are ongoing, WonderFi has agreed to restrict residents in all Canadian jurisdictions other than British Columbia and Alberta from accessing the WonderFi App, and has provided an undertaking (the "Geoblock Undertaking") to all provincial and territorial securities commissions not to lift such restrictions without the prior written consent of the applicable securities commission. Until such commission(s) provide the written consent contemplated in the Geoblock Undertaking, the only operations to be provided by WonderFi or its subsidiaries in such provinces or territories, or with their residents, will be through Bitbuy, Coinberry, a registered dealer or an entity which does not require registration with provincial securities commissions.

On February 4, 2022, WonderFi completed a "bought deal" public offering. The offering was conducted by a syndicate of underwriters led by Canaccord Genuity Corp. and including Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp., and consisted of the sale of 18,750,000 units at a price of $2.40 per unit for gross proceeds of $45 million. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant (each whole warrant a "February 2022 Warrant").

On March 25, 2022, WonderFi completed the acquisition of Bitbuy pursuant to the terms of a business combination agreement dated January 4, 2022 among WonderFi, a wholly-owned subsidiary of WonderFi and FLC (the "Bitbuy Agreement"). The consideration for the acquired securities of consisted of the following: (i) the issuance to the shareholders and certain other stakeholders of FLC of an aggregate of 70,000,000 WonderFi Shares (the "Share Consideration"); (ii) $20,000,000 in cash, payable to the shareholders and certain other stakeholders of FLC on the closing date of the Bitbuy Acquisition; and (iii) $30,000,000 in deferred cash via a vendor-takeback note (the "Vendor Take-Back Loan") due 12 months following the completion of the acquisition of Bitbuy, subject to customary adjustments set out in the Bitbuy Agreement. The WonderFi Shares comprising the Share Consideration issued to the shareholders and certain other stakeholders of FLC are subject to the following escrow provisions: (i) with respect to any current employee or member of management of FLC, 25% of the WonderFi Shares will be released four months after the effective date of the acquisition of Bitbuy, with an additional 25% every four months thereafter; and (ii) with respect to all other shareholders of FLC, 1/12th of the WonderFi Shares will be released on the effective date of the acquisition of Bitbuy, with an additional 1/12th released monthly thereafter. In accordance with the terms of the Bitbuy Agreement, 50% of the net proceeds received by WonderFi in connection with the February 2022 Offering were used to pay down the Vendor Take-Back Loan. WonderFi applied $20,868,750 from the net proceeds of the February 2022 Offering to the Vendor Take-Back Loan. Pursuant to the adjustment provisions in the Bitbuy Agreement, the Vendor Take-Back Loan that formed part of the transaction consideration was reduced by approximately $8.9 million in June, 2022, and WonderFi's obligations under such notes was satisfied in full.

On April 18, 2022, WonderFi entered into a definitive agreement with Coinberry (the "Coinberry Agreement") and a wholly-owned subsidiary of WonderFi to acquire Coinberry, one of Canada's crypto asset trading platforms and Canada's first pure-play licensed crypto broker. Coinberry's principal business was operating the Coinberry crypto asset trading platform with its business operations in Canada. Coinberry became registered as a money services business with the Financial Transactions and Reports Analysis Centre of Canada on April 11, 2018. On August 19, 2021, Coinberry became registered as a restricted dealer under the Securities Laws of all of the provinces and territories of Canada. The consideration paid consisted of an aggregate of 28,925,645 newly issued WonderFi Shares, the majority of which were subject to certain lock‐up requirements. WonderFi completed the acquisition of Coinberry on July 4, 2022.

On June 20, 2022, WonderFi received final approval from the TSX to list the WonderFi Shares, warrants issued in October 2021 and the February 2022 Warrants. Effective at the market open on June 22, 2022 the WonderFi Shares commenced trading on the TSX under its existing symbol, "WNDR", and its two series of warrants commenced trading under the symbols "WNDR.WT.A" and "WNDR.WT.B", respectively. In advance of listing on the TSX, the WonderFi Shares, the October 2021 Warrants and the February 2022 Warrants were delisted from the NEO.

On August 17, 2022, the  WonderFi Shares began trading on the OTCQB Venture market under the stock symbol "WONDF". On August 22, 2022, WonderFi submitted an application to list the WonderFi Shares on the Nasdaq Capital Market and filed a registration with the SEC in the United States. Listing of the WonderFi Shares on Nasdaq and registration in the United States remains subject to the approval by Nasdaq and the SEC, as well as the satisfaction of all applicable listing and regulatory requirements. There can be no assurance that such approval will be obtained or that the listing of the WonderFi Shares will ultimately be consummated.

On September 1, 2022, WonderFi entered into a definitive agreement (the "BCF Agreement") to acquire all of the issued and outstanding common shares of BC, a Canadian Securities Exchange listed company and leading North American blockchain development firm. Pursuant to the terms of the BCF Agreement, WonderFi agreed to acquire all of the 121,975,844 issued and outstanding common shares of BCF on the basis of 0.2155 of a Common Share for each common share of BCF held. On November 7, 2022, WonderFi acquired all of the issued and outstanding common shares of BCF in consideration for the issuance of 19,740,846 WonderFi Shares that were issued on the date of closing. Pursuant to the terms of the BCF Agreement, an additional 1,746,289 WonderFi Shares have been issued or are  authorized for issuance on behalf of the former shareholders of BCF on account of a holdback for working capital adjustment purposes as determined under the BCF Agreement.

On October 24, 2022, Mr. Karia Samaroo resigned as the Chief Executive Officer of WonderFi, and Dean Skurka, the President of Bitbuy, was appointed as President and Interim Chief Executive Officer of WonderFi.

On January 30, 2023, WonderFi closed a brokered private placement of units for gross proceeds of $5,016,000. The offering was conducted by a syndicate of agents led by PI Financial Corp., and including Canaccord Genuity Corp. and PowerOne Capital Markets Limited, and consisted of the sale of 22,800,000 units at a price of $0.22 per unit. Each unit was comprised of one WonderFi Shares and one Common Share purchase warrant, with each warrant entitling the holder thereof to acquire one Common Share at an exercise price of $0.30 for a period of 24 months following the completion of the offering, provided, however, that if the daily volume weighted average trading price of WonderFi Shares on the TSX for any 10 consecutive trading days equals or exceeds $0.47, WonderFi may, upon providing written notice to the holders of the Warrants, accelerate the expiry date of the Warrants to a date that is 10 days following the date of such notice (each a "January 2023 Warrant"). The offering was completed pursuant to the listed issuer financing exemption (under Part 5A of National Instrument 45-106 - Prospectus Exemptions).

On April 3, 2023, WonderFi announced that it entered into the Business Combination Agreement, pursuant to which it has agreed to acquire all of the issued and outstanding common shares of Coinsquare , a private Canadian crypto asset trading platform and CoinSmart, a NEO listed crypto asset trading platform. The proposed Transaction is subject to a number of conditions, including approval of the shareholders of Coinsquare and CoinSmart, receipt of all necessary regulatory, stock exchange and court approvals, and the satisfaction of certain other closing conditions customary for a transaction of this nature.

Description of the Business of WonderFi

WonderFi is a leading Vancouver-based technology company with the mission of creating better access to digital assets through centralized and decentralized platforms. WonderFi seeks to execute this mission through the development of a suite of tools and products which are built on the core principles of simplicity and education. Today, digital assets and centralized and decentralized finance are complex and fragmented, spanning across a wide range of applications that operate on numerous blockchain networks, protocols and layers. There is an underlying expectation that users understand how to select, navigate and interact with these various components; however, the required learning curve is prohibitive for most. Further, as these sectors expand, it becomes increasingly difficult for the average investor to navigate the technological and financial terminology and nuances that are presented, and as a result the literacy of users lags behind. WonderFi believes that these issues are preventing large-scale adoption of the technology, which inherently is meant to be democratized and accessible to all.

WonderFi operates through two reportable segments: Bitbuy and Coinberry with respect to centralized finance or "CeFi", and WonderFi with respect to decentralized finance or "DeFi". WonderFi's current business model consists of the following:

1) Centralized Finance Digital Asset Platforms

WonderFi, through Bitbuy, owns and operates a proprietary CeFi digital asset platform (the "Bitbuy Platform"), through which Canadian-domiciled users are able to buy and sell digital assets, specifically cryptocurrencies, priced in Canadian dollar denominations. Bitbuy's core business objective is to enable consumers to obtain access to digital assets in a convenient, secure, and trusted manner while adhering to applicable Canadian securities regulations. Bitbuy provides value to its users by fostering connectivity to Canadian fiat payment systems, allowing its users to move funds to and from the Bitbuy Platform so as to execute self-directed purchase or sale transactions on the Bitbuy Platform. The Bitbuy Platform is available at www.bitbuy.ca and through its mobile app available in the App Store and Google Play Store.  The Bitbuy Platform is available exclusively to corporations and individuals resident in Canada.

Bitbuy's primary business purpose is to administer and oversee the Bitbuy Platform. Pursuant to an exemptive relief order (the "Bitbuy Exemptive Relief Order") issued by the securities regulatory authorities or regulators in each of the provinces and territories of Canada, Bitbuy obtained exemptive relief from certain requirements under applicable Canadian securities laws with respect to operating as a restricted dealer and a marketplace (as such terms are defined in applicable Canadian securities laws). The Bitbuy Exemptive Relief Order permits Bitbuy to operate the Bitbuy Platform and offer its users the right to acquire digital assets that are not themselves securities and/or derivatives across Canada while adhering to applicable Canadian securities laws.

Bitbuy earns revenues via the fees associated with users' digital asset transactions on the Bitbuy Platform. These fees may vary depending on the type and size of the transaction. Users may place buy and sell orders primarily using either the Platform's pro trade feature ("Pro Trade") or express trade feature ("Express Trade"). The Pro Trade feature is comprised of an interface system that allows clients to place and execute limit or market buy and sell orders in an order book displaying buy and sell orders entered by users of the Bitbuy Platform. The Express Trade feature allows clients to place market buy or sell orders in units of the applicable digital asset or in Canadian dollars after receiving a quote that provides indicative trade terms and fees associated with the prospective order. Bitbuy also offers its users with larger sized orders the ability to place their orders with an over-the-counter ("OTC") trading service. On November 25, 2022, WonderFi publicly released staking functionality to users of the Bitbuy platform.

As described in the Bitbuy Exemptive Relief Order, Bitbuy established accounting practices, internal controls and safekeeping and segregation procedures intended to protect clients' assets. Bitbuy currently retains the services of BitGo to act as custodian for crypto assets held on behalf of clients of Bitbuy. BitGo is licensed as a trust company with the South Dakota Division of Banking.

WonderFi, through Coinberry, owns and operates a second proprietary CeFi digital asset platform (the "Coinberry Platform"), through which Canadian-domiciled users are also able to buy and sell digital assets, specifically cryptocurrencies, priced in Canadian dollar denominations. Coinberry enables consumers to obtain access to digital assets in a secure while adhering to applicable Canadian securities laws by moving funds to and from the Coinberry Platform to execute self-directed purchase or sale transactions. The Coinberry Platform is available at www.coinberry.com and through its mobile app available in the App Store and Google Play Store. The Coinberry platform is exclusively available to residents of Canada.

Coinberry's primary business purpose is to administer and oversee the Coinberry Platform. Pursuant to an exemptive relief order (the "Coinberry Exemptive Relief Order") issued by the securities regulatory authorities or regulators in each of the provinces and territories of Canada, Coinberry obtained exemptive relief from certain requirements under applicable Canadian securities laws permitting Coinberry to operate the Coinberry Platform as a restricted dealer and offer its users the right to acquire digital assets that are not themselves securities and/or derivatives across Canada. Coinberry earns revenues via the fees associated with users' digital asset transactions on the Coinberry Platform.

As described in the Coinberry Exemptive Relief Order, Coinberry established internal controls and safekeeping and segregation procedures intended to protect clients' assets. Coinberry currently retains the services of BitGo to act as custodian for crypto assets held on behalf of clients of Coinberry.

During the two most recently completed financial years, WonderFi generated 100% of its revenues from its centralized finance or "CeFi" digital asset platforms (the Bitbuy Platform and the Coinberry Platform). Revenues from the Bitbuy Platform and Coinberry Platform arise mainly from the fees taken on transactions and withdrawals, as well as staking on the Bitbuy Platform.

WonderFi acts as an agent on behalf of over‐the‐counter customers for digital assets trading as WonderFi does not control the digital assets before they are transferred to over‐the‐counter customers. WonderFi also realizes a profit on OTC transactions  based on the net amount between the purchase price and selling price.

2) Decentralized Finance WonderFi Aggregator Platform

WonderFi's decentralized finance or "DeFi" product is an aggregator platform (the WonderFi App) that aims to solve the core problems in decentralized finance by aggregating and simplifying the interactions between users and the core smart contracts that constitute decentralized finance applications. The WonderFi App is non-custodial and leverages application programming interface ("API") integrations that allow users ("Users", and each a "User") to interact directly with third-party decentralized finance protocols based on distributed ledger technology ("DeFi Protocols") with sole custody and control. This architecture allows users to retain control of their assets, without WonderFi taking custody of client assets or transferring assets to a third-party.

Users can connect their existing software or hardware wallets owned and controlled by the User to the WonderFi App, or create a new wallet for which the private key is owned and controlled by the User. Once a User has created their account on the WonderFi App, they can access the following: (i) an account overview page; (ii) interest tokens issued by DeFi Protocols; (iii) swap crypto assets on decentralized exchanges; (iv) trade tokens issued by protocols that create and track DeFi indices; and (v) buy crypto assets with fiat currency. None of the WonderFi App functions involve fiat currency.

All transactions facilitated through the WonderFi App occur on open source decentralized exchanges, DeFi protocols and public blockchain networks in accordance with transactions signed by the user in their own wallets. WonderFi does not take custody of any client crypto assets or fiat currency at any time.

Competitive Landscape

Competition in the Canadian CeFi industry is significant, as WonderFi and its subsidiaries face direct competition from established and emerging companies, both regulated and unregulated, within the industry, domestically and internationally, as well as indirect competition from traditional financial institutions which have become increasingly involved in blockchain technology and crypto assets due to rising demand from their customer base. WonderFi expects an increasing number of CeFi competitors to enter the space in the near term, which may have the likely effect of intensifying competition. Similarly, competition in the DeFi industry is significant, as WonderFi faces direct competition from established and emerging companies within the industry, such as Coinbase, Zapper and Zerion as well as indirect competition from traditional financial institutions, and CeFi market participants which have become increasingly involved in exploration of DeFi blockchain technology and crypto assets. Given DeFi's nascent stage, WonderFi expects an increasing number of competitors to enter the space in the near term, which may have the likely effect of intensifying competition as the DeFi industry matures.

WonderFi has positioned itself within the evolving landscape of crypto-related regulation to serve users in both CeFi and DeFi, including with centralized and custodial, and decentralized and non-custodial products. With respect to DeFi, due to the industry's demonstrated interest in building DeFi products for the expert user rather than the novice, WonderFi's focus on new users has allowed it to compete directly against fewer DeFi platforms. WonderFi anticipates competition within the decentralized, non-custodial segment of the DeFi market that is focused on nascent users to intensify in the near-term as more market participants begin to realize the potential of DeFi.

Description of Securities

WonderFi Shares

WonderFi is authorized to issue an unlimited number of WonderFi Shares. As of the date hereof, there are a total of 241,963,755 WonderFi Shares issued and outstanding.

Holders of WonderFi Shares are entitled to one vote for each WonderFi Share held at all meetings of the shareholders of WonderFi, to receive dividends if, as and when declared by the board of directors of WonderFi, and, upon liquidation, to share equally in such assets of WonderFi as are distributable to the holders of WonderFi Shares. The WonderFi Shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities, or provisions requiring a shareholder to contribute additional capital.

Preferred Shares

WonderFi is authorized to issue an unlimited number of first preferred shares, issuable in series. As of the date hereof, there are no preferred shares issued and outstanding.

Warrants

As of the date of this Information Circular, WonderFi has a total of 43,618,048 WonderFi Warrants outstanding, including broker Warrants ("Broker Warrants").

418,989 of the WonderFi Warrants outstanding were issued to agents in connection with the Subscription Receipt Financing and are exercisable by the holder thereof to acquire one WonderFi Share at a price of $1.00 on or before August 30, 2023.

7,215,254 WonderFi Warrants outstanding were issued in connection with the October 2021 bought deal (consisting of 6,760,002 WonderFi Warrants issuable on the exercise of the units and 455,252 WonderFi Warrants issuable on the exercise of the Broker Warrants) ("October 2021 Bought Deal") and are exercisable by the holder thereof to acquire one WonderFi Share at a price of $2.55 until October 26, 2024.

9,375,000 WonderFi Warrants outstanding were issued in connection with the February 2022 Offering (consisting of 9,375,000 WonderFi Warrants issuable on the exercise of the units and 808,333 WonderFi Warrants issuable on the exercise of the units and are exercisable by the holder thereof to acquire one Common Share at a price of $3.10 until February 4, 2024.

22,800,000 January 2023 Warrants were issued in connection with the brokered private placement of units that closed on January 30, 2023.

Broker Warrants

As of the date of this Information Circular, WonderFi has issued 2,087,816 WonderFi Warrants to brokers in connection with its prior offerings ("Broker Warrants").

As of the date of this Information Circular, WonderFi has 910,503 Brokers Warrants outstanding issued in connection with the October 2021 Bought Deal. The Brokers Warrants were issued on October 26, 2021 pursuant to the October 2021 Bought Deal. Each Broker Warrant entitles the holder thereof, subject to the terms and conditions of the underlying Broker Warrant certificate, to purchase one unit consisting of one WonderFi Share and one-half of one WonderFi Warrant, at any time and from time to time until 5:00 p.m. on October 26, 2024 on payment of $1.95 per unit. The WonderFi Warrants underlying the Broker Warrants are exercisable by the holder thereof to acquire one WonderFi Share at a price of $2.55.

As of the date of this Information Circular, WonderFi has 1,151,042 Brokers Warrants outstanding issued in connection with the February 2022 Offering. The Brokers Warrants were issued on February 4, 2022, pursuant to the February 2022 Offering. Each Broker Warrant entitles the holder thereof, subject to the terms and conditions of the underlying Broker Warrant certificate, to purchase one unit consisting of one WonderFi Share and one-half of one WonderFi Warrant, at any time and from time to time until 5:00 p.m. on February 04, 2024, on payment of $2.40 per unit. The WonderFi Warrants underlying the Broker Warrants are exercisable by the holder thereof to acquire one WonderFi Share at a price of $3.10 .

As of the date of this Information Circular, WonderFi has 26,271 Brokers Warrants outstanding issued in connection with the February 2022 Offering. Brokers Warrants were issued on February 11, 2022, pursuant to the February 2022 Offering. Each Broker Warrant entitles the holder thereof, subject to the terms and conditions of the underlying Broker Warrant certificate, to purchase one unit consisting of one WonderFi Share and one-half of one WonderFi Warrant, at anytime and from time to time until 5:00 p.m. on February 11, 2024, on payment of $2.40 per unit. The WonderFi Warrants underlying the Broker Warrants are exercisable by the holder thereof to acquire one WonderFi Share at a price of $3.10.

Options and Other Share Based Awards

As of the date of this Information Circular, there are 9,322,989 WonderFi Options outstanding on a fully diluted basis. The WonderFi Options were issued to directors, employees, and consultants pursuant to the WonderFi Incentive Plan. Each WonderFi Option is exercisable by the holders thereof for one WonderFi Share and have exercise prices ranging from $0.15 - $2.45 per WonderFi Share. As of the date of this Information Circular, there are 2,051,355 WonderFi RSUs outstanding on a fully diluted basis. The WonderFi RSUs were issued to directors, employees, and consultants pursuant to the WonderFi Incentive Plan. Each grant of WonderFi RSUs contain specific vesting terms and is subject to and governed by the WonderFi Incentive Plan. Subject to the approval of the WonderFi Board, WonderFi may also issue additional WonderFi Options, deferred share units, or other WonderFi Option based awards or share based awards, including WonderFi RSUs and performance share units, to its directors, officers, employees and consultants.

Prior Sales

During the 12-month period before the date of this Information Circular, WonderFi issued the following WonderFi Shares:

Date of Issuance/Grant	Price per Security	Number of Securities Issued/Granted	Reason for Issuance

June 6, 2022	-	13,333	Vesting of WonderFi RSUs

June 21, 2022	-	17,500	Vesting of WonderFi RSUs

June 30, 2022	-	185,185	Payment of Consulting Fees

June 30, 2022	$0.40	50,000	Exercise of Options

July 4, 2022	-	28,925,645	Acquisition of Coinberry(1)

July 4, 2022	-	1,275,000	Advisory Fees paid in connection with Acquisition of Coinberry

September 9, 2022	-	50,833	Vesting of Restricted Stock Units

September 21, 2022	-	27,785	Payment of Consulting Fees(2)

October 25, 2022	-	25,833	Vesting of Restricted Stock Units

October 30, 2022	-	225,000	Vesting of Restricted Stock Units

November 7, 2022	-	19,740,846	Acquisition of BCF

November 17, 2022	-	37,500	Vesting of Restricted Stock Units

November 21, 2022	-	55,000	Vesting of Restricted Stock Units

November 30, 2022	-	519,063	Vesting of Restricted Stock Units

December 28, 2022	-	50,000	Payment of Consulting Fees

December 28, 2022	$0.13	14,062	Payment of Consulting Fees

December 28, 2022	-	17,500	Vesting of Restricted Stock Units

January 25, 2023	-	22,394	Vesting of Restricted Stock Units

January 30, 2023	$0.22	22,800,000	Private Placement of Units

February 17, 2023	-	155,833	Vesting of Restricted Stock Units

February 27, 2023	-	747,384	Vesting of Restricted Stock Units

April 09, 2023	-	1,746,289	BCF Holdback Shares

April 11, 2023	-	510,000	Vesting of Restricted Stock Units

April 21, 2023	$0.15	1,344,000	Private placement of WonderFi Shares(3)
Notes:

(1) See "Documents Incorporated by Reference".

(2) Issued in connection with a settlement payment for services rendered to Coinberry.

(3) Issued as payment for services rendered to Bitbuy.

During the 12-month period before the date of this Information Circular, WonderFi issued the following securities convertible into WonderFi Shares:

Date of Issuance/Grant	Type of Security Issued/Granted	Number of Securities Issued/Granted	Issue/Exercise Price

May 17, 2022	Options	1,320,000	$0.57

May 17, 2022	Restricted Stock Units	1,130,000	-

June 4, 2022	Restricted Stock Units	700,000	-

July 5, 2022	Options	3,120,000	$0.57

August 19, 2022	Options	425,000	$0.46

October 12, 2022	Options	375,000	$0.40

October 12, 2022	Restricted Stock Units	500,000	-

November 29, 2022	Options	140,000	$0.18

November 29, 2022	Restricted Stock Units	326,250	-

December 13, 2022	Options	1,417,500	$0.16

January 30, 2023	Warrants(1)	22,800,000	$0.30

January 30, 2023	Options	1,368,000	$0.22

February 24, 2023	Restricted Stock Units	747,384	-

March 29, 2023	Options	200,000	$0.15

April 11, 2023	Restricted Stock Units	510,000	NA

April 11, 2023	Options	510,000	$0.20

Notes:

(1) Issued pursuant to the private placement that closed on January 30, 2023. See "Documents Incorporated by Reference".

Trading Price and Volume

WonderFi Shares

The WonderFi Shares are currently listed on the TSX under the symbol "WNDR", however, during the 12-month period prior to the date of this Information Circular, the WonderFi Shares traded on the NEO under the symbol "WNDR" and on the NEX Board of the TSX Venture Exchange (the "TSXV") under the symbol "AUS-H". The following table sets forth the market price ranges and trading volumes of the WonderFi Shares on the TSX, NEO and the TSXV, as applicable, over the 12-month period prior to the date of Information Circular, as reported by the TSX, NEO and the TSXV:

Period	High(1) (C$)	Low(1) (C$)	Volume(1)

2022

May	1.19	0.45	16,347,893

June(2)	0.86	0.36	11,288,607

July	0.62	0.44	3,432,547

August	0.59	0.41	6,913,182

September	0.54	0.435	4,830,402

October	0.45	0.23	4,265,341

November	0.34	0.165	13,703,389

December	0.20	0.11	5,365,757

2023

January	0.43	0.14	18,341,532

February	0.21	0.165	9,267,868

March	0.185	0.135	7,397,621

April	0.23	0.175	15,087,091

May	0.18	0.155	2,031,863

Notes:

(1) Source: NEO from May 11, 2022 to June 21, 2022 and TMX DataLinx from June 22, 2022 to May 11, 2023. May 11, 2023 was the last trading day preceding the date of this Information Circular.

(2) On June 21, 2022, the WonderFi Shares were delisted from NEO at the close of business and on June 22, 2022 the WonderFi Shares were listed for trading on the TSX.

Common Share Purchase Warrants

The February 2022 Warrants are currently listed on the TSX under the symbol "WNDR.WT.A", however, during the 12-month period prior to the date of this Information Circular, the February 2022 Warrants traded on the NEO under the symbol "WNDR.WT". The October 2021 Warrants are currently listed on the TSX under the symbol "WNDR.WT.B", however, during the 12-month period prior to the date of this Information Circular, the October 2021 Warrants traded on the NEO under the symbol "WNDR.WT.B". The following tables set forth the market price ranges and trading volumes of the February 2022 Warrants and the October 2021 Warrants, respectively, on the TSX and NEO, as applicable, over the 12-month period prior to the date of this Information Circular, as reported by the TSX and NEO:

February 2022 Warrants

Period	High(1) (C$)	Low(1) (C$)	Volume(1)

2022

May	0.28	0.15	325,696

June(2)	0.25	0.11	1,733,430

July	0.15	0.11	21,505

August	0.31	0.11	18,680

September	0.11	0.075	6,900

October	0.065	0.065	20,000

November	0.075	0.045	9,000

December	0.05	0.05	1,000

2023

January	0.09	0.025	905,500

February	0.085	0.045	5,000

March	0.075	0.035	19,000

April	0.06	0.04	24,200

May	0.06	0.03	17,017

Notes:

(1) Source: NEO from May 11, 2022 to June 21, 2022 and TMX DataLinx from June 22, 2022 to May 11, 2023. May 11, 2023 was the last trading day preceding the date of this Information Circular.

(2) On June 21, 2022, the February 2022 Warrants were delisted from NEO at the close of business and on June 22, 2022 the February 2022 Warrants were listed for trading on the TSX.

At the close of business on June 21, 2022 the February 2022 Warrants were delisted from NEO, and on June 22, 2022 the February 2022 Warrants were listed for trading on the TSX.

October 2021 Warrants

Period	High(1) (C$)	Low(1) (C$)	Volume(1)

2022

May	0.27	0.12	107,372

June(2)	0.22	0.135	69,982

July	0.31	0.14	5,150

August	0.20	0.15	2,180

September	0.2	0.165	1,500

October	0.125	0.115	39,000

November	N/A	N/A	N/A

December	0.085	0.055	1,000

2023

January	0.07	0.045	426,000

February	0.11	0.05	11,000

March	0.145	0.08	7,000

April	0.09	0.08	6,800

May	0.08	0.08	800

Notes:

(1) Source: NEO from May 11, 2022 to June 21, 2022 and TMX DataLinx from June 22, 2022 to May 11, 2023. May 11, 2023 was the last trading day preceding the date of this Information Circular.

(2) At the close of business on June 21, 2022 the October 2021 Warrants were delisted from NEO, and on June 22, 2022 the October 2021 Warrants were listed for trading on the TSX.

Directors and Officers

The following table sets forth the name, province or state and country of residence, the position held with WonderFi and period(s) during which each director and officer of WonderFi has served as a director or officer, the principal occupation, and the number and percentage of WonderFi Shares beneficially owned by each director and executive officer of WonderFi as of the date of this Information Circular. The statement as to the WonderFi Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors of WonderFi hold office until the next annual meeting of shareholders of WonderFi or until their successors are elected or appointed.

Name and Residence	Position with WonderFi and Period(s) Served as a Director	Principal Occupation During Preceding Five Years	Number of WonderFi Shares Owned or Controlled (1)
Karia Samaroo British Columbia, Canada	Director since August 30, 2021	CEO of WonderFi from August 2021 to October 2022; CEO and Director of DeFi Ventures Inc. from January to August 2021; Director of Atlas One Digital Securities Inc. since January 2020; Principal at Bravo Consulting from December 2018 to December 2020; General Counsel and CCO of First Coin Capital Corp. from September 2017 to November 2018	4,064,426 (1.68%)
Cong Ly British Columbia, Canada	Chief Technology Officer since August 30, 2021	CTO of WonderFi since August 2021; CTO of DeFi from January to August 2021; Co-Founder and Technical Advisor of Sun Machine Games from 2019 to January 2021; Director of Engineering at First Coin Capital Corp. from October 2017 to November 2018; Senior Manager, Engineering at Hootsuite from 2015 to October 2017.	3,685,483(2) (1.52%)
Andeena Wen Ontario, Canada	Interim Chief Financial Officer since February 8, 2023	Vice President, Finance at WonderFi from November 2022 to February 2023; Direct of Finance at WonderFi from March 2022 to November 2022; Finance Director & Corporate Controller at ZoomerMedia Limited from March 2018 to March 2022.	-
Torstein Braaten Ontario, Canada	Chief Compliance Officer since May 23, 2022	Chief Compliance Officer of First Ledger Corp. from July 2021 to May 2022; Chief Operating Officer and Chief Compliance Officer at Instinet Incorporated from January 2018 to July 2021; Chief Compliance Officer at BMO Nesbitt Burns Inc. from December 2016 to January 2018.	262,655 (0.11%)
Ameer Rosic Ontario, Canada	Independent Director since March 24, 2022	Founder of Blockgeeks from October 2016 to October 2019; Founder of Rosic Media since December 2016	264,693 (0.11%)
Jordan Fiksenbaum Florida, United States	Director since May 9, 2023	Strategic Marketing Consultant at HC Marketing LLC since 2014. Formerly President of FuboTV (Nasdaq-listed) and VP of Marketing at Cirque du Soleil.	-
Christopher Marsh Ontario Canada	Director since May 9, 2023	Director at Desert Gold Ventures Inc. since January 2021; President of Blockchain Foundry Inc. from May 2019 to November 2022; CFO of Blockchain Foundry Inc. from January 2018 to November 2022.	5,312,460(3) (2.20%)
Adam Garetson Ontario, Canada	Chief Legal Officer since April 11, 2022	Director and Senior Counsel at RBC Capital Markets, the Investment Industry Regulatory Organization of Canada (IIROC) regulated broker-dealer subsidiary of the Royal Bank of Canada.	706,833 (0.29%)
Dean Skurka Ontario, Canada	Interim-Chief Executive Officer and Director since October 24, 2022	CEO of Bitbuy since July 29, 2022. Previously, he held the position CFO of Bitbuy since 2018.	5,352,686 (2.21%)

Notes:

(1) Calculated based on 241,963,755 WonderFi Shares issued and outstanding on an undiluted basis.

(2) Cong Ly also holds 315,000 WonderFi RSUs, of which 10% of the original grant of Ly's WonderFi RSUs (i.e., 31,500 WonderFi RSUs) vest every three months starting on July 15 ,2021.

(3) Christopher Marsh also holds 1,000,000 WonderFi Warrants. 2,8750,225 WonderFi Shares are held indirectly through the 2017 Marsh Family Trust.

Risk Factors

An investment in WonderFi Shares and the completion of the Transaction are subject to certain risks. In assessing the Transaction, CoinSmart Shareholders and Coinsquare Shareholders should carefully consider the risks described under "Risk Factors" described in this Information Circular and the risks described in WonderFi's current annual information form and its management discussion & analysis for the three and fifteen month period ended December 31, 2022, which are each incorporated by reference in this Information Circular.

Promoters

Karia Samaroo, a director and former officer of WonderFi, Dean Sutton, a former officer and director of WonderFi, and Cong Ly, the Chief Technology Officer of WonderFi, are promoters of WonderFi. As of the date hereof Messrs. Samaroo, Sutton, and Ly beneficially own, or control or direct, directly or indirectly, collectively, a total of 11,450,392 WonderFi Shares, representing approximately 4.73% of the equity of WonderFi on a fully diluted basis.

Dean Skurka is a promoter of Bitbuy in that he took initiative in organizing Bitbuy. He beneficially owns 5,352,686 WonderFi Shares, being 2.21% of the issued and outstanding WonderFi Shares on an undiluted basis.

No person who was a promoter of WonderFi:

  received anything of value directly or indirectly from WonderFi or a subsidiary within the last two years;

  sold or otherwise transferred any asset to WonderFi or a subsidiary within the last two years;

  has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

  has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority within the last two years;

  has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision within the last two years; or

  has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

Legal Proceedings and Regulatory Actions

WonderFi is not and was not, as of May 11, 2023 a party to any material legal proceedings, nor is any of its property, nor was any of its property, during the year ended December 31, 2022, the subject of any material legal proceedings required to be disclosed in this Information Circular. As at the date hereof, no such material legal proceedings are known to be contemplated required to be disclosed in this Information Circular.

As of May 11, 2023, there were no: (a) penalties or sanctions imposed against WonderFi by a court relating to securities legislation or by a securities regulatory authority; (b) penalties or sanctions imposed by a court or regulatory body against WonderFi that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements WonderFi entered into before a court relating to securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Other than as disclosed and herein, none of the directors or executive officers of WonderFi, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of WonderFi, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect WonderFi.

SCHEDULE N
INFORMATION CONCERNING COINSQUARE

The following information, including information incorporated by reference herein, contains forward-looking information about Coinsquare, including information about Coinsquare following completion of the Transaction. See "Cautionary Note Regarding Forward-Looking Statements" in this Information Circular in respect of forward-looking information that is included in this Schedule N and in the documents incorporated by reference herein. The following information was prepared and provided by Coinsquare for inclusion in this Information Circular and Coinsquare is responsible for its completeness and accuracy. All capitalized terms used in this Schedule N and not defined herein have the meaning ascribed to such terms in the "Glossary of Defined Terms" or elsewhere in this Information Circular. The information contained in this Schedule N, unless otherwise indicated, is given as of the date of this Information Circular and should be read in conjunction with the information about Coinsquare contained elsewhere or incorporated by reference herein.

The information concerning Coinsquare contained in this Information Circular has been provided by Coinsquare. Although each of WonderFi and CoinSmart has no knowledge that would indicate that any statements contained herein taken from or based upon such information provided by Coinsquare expressly for inclusion herein are untrue or incomplete, each of WonderFi and CoinSmart do not assume any responsibility for the accuracy or completeness of the information taken from or based upon such information.

The following information is presented on a pre-Transaction basis and is reflective of the current business, financial and share capital position of Coinsquare. Upon completion of the Coinsquare Arrangement, each Coinsquare Shareholder will become a shareholder of WonderFi, other than Coinsquare Shareholders who are Coinsquare Dissenting Shareholders. See "Information Concerning the Combined Company" in Schedule P to this Information Circular for pro forma business, financial and share capital information relating to Coinsquare, WonderFi and CoinSmart after giving effect to the Transaction.

Documents Incorporated by Reference

The audited consolidated financial statements of Coinsquare for the years ended December 31, 2022 and 2021, including any notes or schedules thereto and the auditor's report thereon, and the audited consolidated financial statements of Coinsquare for the years ended December 31, 2021 and 2020, including any notes or schedules thereto and the auditor's report thereon, which are attached as Appendix A to this Schedule N, as well as management's discussion and analysis of the financial condition and results of operations of Coinsquare for the years ended December 31, 2022, 2021 and 2020, which are attached as Appendix B to this Schedule N, are specifically incorporated by reference into, and form an integral part of this Information Circular as of the date of this Information Circular

CORPORATE STRUCTURE

General

 Coinsquare Ltd. ("Coinsquare", "we", or "us") was incorporated under the Canada Business Corporations Act ("CBCA") on October 19, 2009 as goNumerical Ltd. On September 26, 2018, goNumerical Ltd. filed articles of amendment to change its corporate name to Coinsquare Ltd.

 The head and registered office of Coinsquare is located at 590 King Street, Unit 400, Toronto ON M5V 1M3.

Intercorporate Relationships

 The following chart sets out Coinsquare's organizational structure and identifies its material subsidiaries (including their applicable governing corporate jurisdictions and the percentage of their voting securities which are beneficially owned, controlled or directed, directly or indirectly, by Coinsquare). Unless the context requires otherwise, references to "Coinsquare", "we" or "us" in this Schedule N refer to Coinsquare and its subsidiaries on a consolidated basis.

GENERAL DEVELOPMENT OF THE BUSINESS

Coinsquare was originally incorporated under the CBCA as goNumerical Ltd. on October 19, 2009. Coinsquare began operations as a crypto asset trading platform ("CTP") in 2014. On September 26, 2018, goNumerical Ltd. filed articles of amendment to change its corporate name to Coinsquare Ltd.

Three Year History of Coinsquare

Developments subsequent to the year ended December 31, 2022

• On January 6, 2023, Coinsquare delivered notice to CoinSmart terminating the Coinsquare/CoinSmart SPA.

• On January 19, 2023, Kuno Tucker resigned as Chief Compliance Officer of Coinsquare.

• On February 1, 2023, Daniel Bowering was appointed as Interim Chief Compliance Officer of Coinsquare.

• On February 6, 2023, Christopher Pollock was appointed as Chief Technology Officer of Coinsquare.

• On February 6, 2023, Daljit Bhartt resigned as Chief Technology Officer of Coinsquare.

• In March 2023, Coinsquare converted debt due from Tetra Trust Company ("Tetra") in the amount of $464,554.88 into a subscription for an additional 407,504 common shares of Tetra at a subscription price of $1.14/share. Following such subscription, Coinsquare's ownership in Tetra was 42.63%.

• In March 2023, Coinsquare purchased the domain name "Bitcoin.ca" for US$250,000. US$50,000 of the purchase price was paid by Coinsquare with the balance financed by Domain Capital, LLC over five years, with monthly payments to be made by Coinsquare under a lease-to-own arrangement.

• On April 2, 2023, Coinsquare entered into the Business Combination Agreement with WonderFi and CoinSmart, as described in greater detail in this Information Circular.

Developments during the financial year ended December 31, 2022

• On February 7, 2022, Kuno Tucker was appointed as Chief Compliance Officer of Coinsquare.

• On February 16, 2022, Coinsquare sold 319,633 shares in the capital of All of Us Financial Inc. ("All of Us Financial") for total proceeds of US$1,787,906. All of Us Financial is an online social platform for sharing information regarding equity trading, which also enables users to place orders and trades for securities on the US markets.

• On May 5, 2022, pursuant to the Bitcoin Robin Note (as defined below), Coinsquare provided additional advances in the aggregate amount of $150,000 to 12800187 Ontario Ltd (dba "Bitcoin Robin").

• On June 29, 2022, Michael Wekerle was appointed as a director of Coinsquare.

• On July 25, 2022, Danilo Giacovazzi was appointed as Chief Financial Officer of Coinsquare.

• On September 22, 2022, Coinsquare entered into the Coinsquare/CoinSmart SPA with CoinSmart, pursuant to which CoinSmart agreed to sell to Coinsquare all of the issued and outstanding shares of its wholly-owned subsidiary Simply Digital Technologies Inc.

• On October 12, 2022, Coinsquare Capital Markets Ltd. ("CCML"), a wholly-owned subsidiary of Coinsquare, was registered as an investment dealer in each province and territory in Canada, approved as a member of the Investment Industry Regulatory Organization of Canada ("IIROC (now New SRO)"), approved to operate an alternative trading system or exempt exchange in each province and territory in Canada, and received prospectus relief, trade reporting relief and relief from certain marketplace rules in each jurisdiction in Canada as a CTP.

• On October 12, 2022, the convertible debentures issued by Coinsquare on December 17, 2021 converted into 3,611,721 Coinsquare Shares at $9.00 per share.

Developments during the financial year ended December 31, 2021

• On February 16, 2021, FRNT Financial Inc. ("FRNT") announced a stock split of its common shares on the basis of 19.65112699 FRNT shares for every one common share previously held. As a result, Coinsquare's 204,435 shares in FRNT were split into 4,017,378 shares, representing approximately a 12% interest in FRNT.

• Effective March 5, 2021, Coinsquare purchased 2,250,000 voting common shares in the capital of Bitcoin Robin for an aggregate purchase price equal to $2.25, representing 25% of the outstanding equity interests in Bitcoin Robin.

• On September 10, 2021, Coinsquare entered into a Commercial Bitcoin Teller Machines ("BTM") Services Agreement with Bitcoin Robin.

• In April 2021, Coinsquare entered into an agreement with Mogo Inc. ("Mogo") for the strategic acquisition of a 19.99% interest in Coinsquare. This involved the purchase by Mogo of Coinsquare Shares from Coinsquare and certain of its shareholders (the "Selling Shareholders") for consideration consisting of a cash payment of $15,661,304 and the issuance of 851,157 shares of Mogo to Coinsquare, and a cash payment of $11,734,232 and the issuance of 1,956,420 shares of Mogo to the Selling Shareholders. In connection with the investment agreement, Coinsquare issued 7,240,685 warrants of Coinsquare  exercisable to purchase Coinsquare Shares at a price of $8.29 per Coinsquare Share. The warrants expired on October 16, 2022 and were not exercised by Mogo prior to their expiration.

• On April 12, 2021, Kevin Dalton was appointed as a director of Coinsquare.

• On May 4, 2021, Coinsquare purchased 319,633 shares of All of Us Financial valued at US$1,500,000, representing US$4.69 per share and 6.5% of outstanding shares of All of Us Financial.

• In June 2021, Coinsquare sold 23,307 shares of its 69,920 shares held in OSF Management Corp. ("OSF"), a capital management company that develops software-driven quantitative arbitrage strategies, at a price of $42.91 per share. The remaining 46,613 shares in OSF were bought back by OSF at the same price.

• On June 15, 2021, Bitcoin Robin issued a secured promissory note to Coinsquare in the initial principal amount of $125,000 with an annual interest rate of 5% and a maturity date of June 15, 2024 (the "Bitcoin Robin Note").

• Effective June 28, 2021, Coinsquare purchased 15,000,000 common shares (the "Tetra Shares") in Tetra for consideration of $2,000,000 in cash and the contribution of intellectual property valued at $5,500,000 for a total consideration of $7,500,000, representing a 59.06% equity holding in Tetra Trust. On June 30, 2021, Coinsquare sold 1,300,000 Tetra Shares to Mogo at a price of $1.00 per Tetra Share. On July 6, 2021, Coinsquare increased its holding in Tetra Trust to 15,000,000 Tetra Shares representing a 46.76% equity holding after acquiring 1,300,000 Tetra Shares from treasury for a total consideration of $1,300,000.

• In June 2021, Mogo acquired an additional 655,644 Coinsquare Shares (or approximately 2.0% of the issued and outstanding Coinsquare Shares) and was granted an option to acquire up to an additional 3.4% Coinsquare Shares, for consideration consisting of a cash payment of $5 million and the issuance to Coinsquare of 378,774 shares of Mogo. Mogo also acquired an additional 5.4 million Coinsquare Shares in June 2021, for aggregate consideration of approximately $48.6 million, satisfied through the issuance of common shares of Mogo to Coinsquare.

• In July 2021, Stacey Hoisak resigned as a director, General Counsel, and Chief Executive Officer of Coinsquare, and was appointed as Chief Legal Officer.

• On July 6, 2021, Martin Piszel was appointed as a director and Chief Executive Officer of Coinsquare.

• On September 1, 2021, Jessica Trott was appointed as Chief Financial Officer of Coinsquare.

• On November 5, 2021, Stacey Hoisak resigned as Chief Legal Officer of Coinsquare.

• On November 9, 2021, Coinsquare acquired 100,000 common shares of Connect First Credit Union Ltd. at a price of $1 per share.

• On November 15, 2021, Katrina Prokopy was appointed as Chief Legal Officer, Chief Privacy Officer, and Corporate Secretary of Coinsquare.

• On December 17, 2021, Coinsquare closed a private placement of convertible debentures for gross proceeds of $30,000,000 at an annual interest rate of 10% calculated on a semi-annual basis. The convertible debentures mature in 24 months from the closing date, or earlier if a qualifying event has occurred. A qualifying event includes the receipt of regulatory approval by IIROC (now New SRO) for Coinsquare or its subsidiaries to operate as an investment dealer for crypto assets. The debentures are convertible into Coinsquare Shares at a conversion price of $9.00 per Coinsquare Share. Following receipt of the regulatory approval on October 12, 2022, the debentures were automatically converted into 3,611,719 Coinsquare Shares in accordance with the terms thereof.

Developments during the financial year ended December 31, 2020

• On March 5, 2020, Coinsquare purchased 69,920 shares of OSF for US$7,000 at a price of US$0.0001 per share.

• On July 21, 2020, Coinsquare and the OSC entered into a settlement agreement in respect of market conduct activity involving management at the time.

• On July 21, 2020, Virgile Rostand resigned as a director and President of Coinsquare.

• On July 21, 2020, Cole Diamond resigned as a director and Chief Executive Officer of Coinsquare.

• On July 21, 2020, Felix Mazer resigned as Chief Compliance Officer of Coinsquare.

• On July 21, 2020, Stacey Hoisak, most recently the General Counsel of Coinsquare, was appointed a director and Chief Executive Officer of Coinsquare.

• On August 20, 2020, Wendy Rudd and Nicholas Thadaney were appointed as directors of Coinsquare.

• In November 2020, Coinsquare sold 70,780 shares in the capital of FRNT at a price of $14.13 per share.

• In November 2020, Coinsquare applied for investment dealer registration and IIROC (now New SRO) membership for its wholly owned subsidiary, CCML.

DESCRIPTION OF THE BUSINESS

Overview

Coinsquare is a Toronto-based provider of a leading cloud-based digital asset trading platform used to simplify the buying, selling and trading of digital currencies and other digital assets, including Bitcoin, Litecoin and Ethereum (the "Coinsquare Platform"). Through its registrant, CCML, Coinsquare operates a CTP in the Canadian market with a customer base comprised of retail clients, high-net-worth individuals, institutional clients and corporate clients. Coinsquare is able to attract its diverse customer base because it operates a full suite of products and services relating to digital assets, each targeted to different segments of the market. Such products and services are offered through CCML's three main business divisions, which include its core digital asset trading platform, capital markets, and strategic investments. Coinsquare aims to become a leading 21st century digital financial institution.

Coinsquare's mission is to make crypto assets accessible to Canadians in a safe and trusted environment. The Coinsquare Platform paves a safe path into the world of crypto asset investing by offering simple solutions and 24/7 omnichannel customer support. The user-friendly platform features instant verification, enterprise-grade security, and cold wallet storage. The Coinsquare Platform also provides advanced charting, order book functionality, and over-the-counter trading with dedicated account managers for a more personalized experience for large or sophisticated traders.

A crypto asset is an encrypted and decentralized digital asset, transferred directly between peers across the Internet, with transactions being settled, confirmed, recorded and secured in a distributed public ledger called the blockchain, either through a process known as "mining" or a process known as "staking". Miners and stakers are incentivized to provide their services, which secure and verify transactions, through compensation in newly minted tokens for the crypto asset being mined or staked. The units of a crypto asset, or "tokens", exist only as data on the Internet, and are not issued or controlled by any single institution, authority or government. Whereas most of the world's fiat money currently exists in the form of paper and metal managed by central authorities such as banks, crypto assets exist as electronic tokens, transfers of which are recorded on a blockchain.

A blockchain is a digital public ledger where crypto asset transactions are grouped together and represented as a "block." Blocks are a collection of transactions that happen within a predefined time window and are all validated (added to the ledger) at the same time. The next block in a blockchain is cryptographically linked to the prior block, which makes it nearly impossible to add, remove or change the data stored in the ledger. The blockchain ledger is publicly available to anyone and secured with public key encryption to facilitate transfers. As blockchains are becoming more trusted, Coinsquare expects significantly more persons to utilize these public ledgers for data storage and financial transactions.

In 2020, the CSA published guidance on the application of Canadian securities laws to online platforms that permit the buying, selling and trading of crypto assets. The CSA outlined its expectation that CTPs that facilitate transactions in securities or derivatives, including 'crypto contracts' created by platforms that provide custodial services to their customers, comply with Canadian securities laws, specifically, dealer registration and marketplace regulation, as applicable, in the Canadian jurisdictions where they offer services.

Coinsquare's subsidiary CCML filed an undertaking on August 15, 2022 with respect to certain pre-registration activities that it agreed to conduct while the CSA and IIROC (now New SRO) reviewed its registration application.

On October 12, 2022, CCML was registered as an investment dealer in each province and territory in Canada, approved as a member of IIROC (now New SRO), approved to operate an alternative trading system or exempt exchange in each province and territory in Canada, and received prospectus relief, trade reporting relief and relief from certain marketplace rules in each jurisdiction in Canada as a CTP.

Products and Services

The Coinsquare Platform lists some of the largest (by market capitalization) and most liquid crypto assets in the world, including Bitcoin, Litecoin, and Ethereum. Coinsquare regularly evaluates additional crypto assets that may be suitable to add based on a rigorous policy and in compliance with its regulatory requirements. Customers can create an account on the Coinsquare Platform and get verified within minutes. Customers can also access the funds the same day they make the deposit and start buying and selling crypto assets. For more experienced investors, the Coinsquare Platform offers advanced charting, order book functionality, and dedicated Wealth representatives for larger transactions. Customers can easily access and trade with the Coinsquare Platform on their desktop or notebook computer via Coinsquare's web application, and on their mobile device via Coinsquare's iOS and Android mobile applications.

Key Features of the Coinsquare Platform
Coinsquare Trade

Coinsquare Trade enables clients to quickly trade cryptocurrencies in a simple to understand interface. Coinsquare Trade is available via a dedicated mobile app and through the Coinsquare web portal. Clients can choose from 40 crypto or digital assets and over 860 trading pairs, trading between any two assets supported on the Coinsquare Platform without trading through CAD.

Coinsquare Pro

Coinsquare Pro allows clients to interface with Coinsquare's order book to execute trades with precision, offering the ability of setting advanced fill instructions and limit orders. Additionally, Coinsquare Pro clients have access to detailed depth charts, historical price charts and can monitor live order books, all within an intuitive interface.

Coinsquare Wealth

Coinsquare Wealth gives clients exclusive access to Coinsquare's Over-the-Counter (OTC) crypto trading desk. This service provides Canadians with enhanced liquidity, which enables large trades to be placed efficiently, minimizing market impact and price slippage. Coinsquare Wealth clients receive priority service from a dedicated Wealth Director who helps navigate all aspects of the crypto landscape including providing market structure insights and help with account management. Wealth Clients can trade in over 40 individual coins and over 860 coin-to-coin pairs in large size via the OTC desk.

Business and Growth Strategies

Coinsquare intends to expand its products and services aggressively in 2023 following CCML's successful regulatory approval and transition to IIROC (now New SRO) dealer member. These new offerings will provide clients with additional ways to leverage their crypto and offer more advanced trading products to suitable clients. Coinsquare intends to work closely with its regulatory partners to implement new and innovative offerings such as staking, margin, equities trading, derivatives and credit cards in addition to interest-bearing products.  We see strong synergies between the WonderFi, Coinsquare and CoinSmart businesses and intend to leverage the combined entity to secure a leadership position within the Canadian market.

In addition to these products and services, our new marketing strategy is focused on positioning CCML as open and accessible, "the platform for everyone". With CCML becoming Canada's first IIROC (now New SRO) approved, crypto native investment dealer, we intend to leverage this exclusivity to expand our target audience and give our clients enhanced protections and the comfort that comes from dealing with a fully regulated dealer.

Specialized Skill and Knowledge

Coinsquare's personnel consists of software engineers, compliance professionals and customer support representatives who each have experience operating in a regulated environment as a money services business and expertise in blockchain technology. Certain directors and officers of Coinsquare have experience as technology entrepreneurs founding and operating other successful online and regulated businesses.

Research and Development

Coinsquare believes that research and development is a principal competitive advantage in the crypto industry and that much of Coinsquare's future success will depend on its ability to maintain its technological leadership by:

● identifying and responding to emerging technological trends in the cryptocurrency industry and Coinsquare's target sectors;

● designing, developing and maintaining competitive solutions that take into account customers' changing needs; and

● continuing to enhance its existing products by improving performance, adding support for additional cryptocurrencies, and adding features and functionality to meet the requirements of its customers.

Coinsquare's research and development teams incorporate feedback from sales, customer success teams and its customers. Coinsquare is constantly improving its offerings as it strives to deliver the best products and services to its valued customers.

Safeguarding of Client Assets

CCML has strong business fundamentals and is committed to ensuring that all of its corporate and client assets are safe and secure. CCML does not lend out or re-hypothecate client assets. All client digital assets are segregated from CCML's own assets, and are not used for liquidity purposes or market-making. All client digital assets are held in cold storage at external, licensed trust companies that are approved, independently regulated digital asset custodians (Coinbase Custody Trust Company ("Coinbase Custody") and Tetra). CCML uses only its own funds to facilitate client transactions in and out of its hot wallets. CCML's independently regulated custodial partners, Tetra and Coinbase Custody, alongside Coinsquare's hot wallet provider, Fireblocks Inc., offer a combined $470 million in insurance for customer assets. Additionally, all fiat funds are held at regulated Canadian Financial Institutions covered by government-regulated deposit insurance.

CCML's systems are encrypted using Secure Sockets Layer technology and are regularly stress-tested to protect against distributed denial-of-service attacks. Further, under its Regulatory Approvals, CCML is required to conduct independent systems reviews of its ATS as well as business continuity plan testing annually. CCML offers clients the ability to turn on two-factor authentication (2FA).

Coinbase Custody

Coinbase Custody is a trust company organized under the laws of the state of New York and regulated as a trust company by the New York State Department of Financial Services. Coinbase Custody is a "qualified custodian" under applicable securities laws. Coinbase Custody is not a related party of Coinsquare and does not act as a payment processor in connection with its custodian service arrangement with Coinsquare. All of the customer crypto assets in the custody account with Coinbase Custody are held in cold storage.

Tetra Trust Company

Tetra is a trust corporation, incorporated by Letters Patent under the Loan and Trust Corporations Act (Alberta) and licensed to custody digital assets. Its head office is located at 450-435 4 Ave. SW, Calgary, AB, T2P 3A8. Coinsquare is its largest shareholder, holding a 42.63% interest in Tetra; other notable shareholders are management of Coinsquare, the Canadian Securities Exchange, Urbana Corporation, Coinbase Ventures, Icebook Investments Ltd., Mogo, and Caldwell Securities.

Employees

As of December 31, 2022, Coinsquare had 84 employees.

Cycles

It is Coinsquare's view that the market for crypto asset trading platforms is cyclical in nature. It is dependent on economic conditions and crypto asset prices.

Industry Overview

Overview

The emergence of crypto assets is a new and rapidly evolving area. In 2009, Bitcoin was created to act as a "purely peer-to-peer version of electronic cash" that did not require the need for a trusted intermediary. To achieve trust without a centralized or trusted intermediary, the Bitcoin Network used a decentralized, digital, transparent ledger, known as the blockchain that records every transaction that occurs on the network. The innovation of Bitcoin, particularly in blockchain, has resulted in the creation of thousands of other blockchain-based crypto assets and a significant interest from many who consider crypto assets as an alternative class for investment purposes or use as a payment mechanism instead of fiat.

As of May 4, 2023, crypto assets had a total market cap of more than US$1.19 trillion according to widely available pricing sources like www.coinmarketcap.com, thanks to more institutional participants taking large positions in this growing asset class, and more mainstream adoption in the market through education and accessibility. Institutional interest and massive demand from retail investors have accelerated the growth of the crypto asset markets.

While Bitcoin was intended to function as a digital currency for the Internet, crypto assets vary significantly in their intended use cases, and Coinsquare believes that the development of the crypto economy is only in its early stages. For example, the recent decentralized finance (DeFi) and Non-fungible Token (NFT) boom have contributed to the overall growth of the crypto asset market. The total value locked in decentralized protocols surpassed US$40 billion as at December 31, 2022.

Canada allows the use of crypto assets, however, crypto assets are not considered legal tender in Canada. Canadian tax laws and rules, including the Tax Act, also apply to crypto asset transactions. The Canada Revenue Agency has characterized crypto assets as a commodity and stated that the use of crypto assets to pay for goods or services should be treated as a barter transaction.

Coinsquare's Target Market

CCML's services target four market segments; cryptocurrency enthusiasts, those who are curious about cryptocurrency, high net-worth individuals looking to diversify their portfolio, and those new to investing. CCML offers a variety of products to suit these different market segments, from an OTC white glove trading service to an easy-to-use on the go app. We strive to empower all Canadians to build their crypto portfolios.

Marketing Programs

Coinsquare provides a variety of marketing programs designed to expand our brand and attract new users to our platform. Our primary acquisition campaigns utilize top ad networks such as Google, Facebook, and Instagram to attract new users and promote various contests and incentives. In addition, we intend to relaunch our referral program, which has proven to be effective and generous, in order to leverage our loyal user base for future user acquisition efforts. Over the course of the following year, we intend to aggressively expand all of our programs with the objective of establishing Coinsquare as Canada's foremost platform for trading crypto by promoting our core offerings to attract new users. In addition to investing in user acquisition, we have heavily invested in user activation strategies to engage our existing users and reduce churn.

Competitive Conditions

The Canadian landscape for CTPs features market leaders, including Shakepay.com ("Shakepay"), Kraken.com ("Kraken"), and NDAX.com ("NDAX"). Coinsquare has conducted extensive market research, including analyzing social media posts, online reviews, surveys, and market analysis. While these CTPs have grown, Coinsquare has identified several areas that create an opportunity for other entrants, such as:

• Poor Customer Service - Most market leaders offer no phone support, no live chat, and are notoriously slow in responding. This includes responding to payment inquiries, verifying accounts and more.

• Complicated Buying Process & Confusing User Interface - Buying and selling crypto assets needs to be simple. Many market leaders make the buying process too complex for the average user who may be new to the market and not necessarily tech-savvy.

• Education - For mass adoption to occur educating potential new entrants is paramount. Many market leaders do a poor job educating those who are crypto curious and want to learn more about the industry and its underlying blockchain technology.

Some of Coinsquare's main competitors in the CTP space are: (i) NDAX, (ii) Kraken, and (iii) Shakepay. Several factors that offer competitive advantages to Coinsquare are:

• CCML is the first Canadian, fully regulated investment dealer in the crypto space;

• One of the only Canadian CTPs to offer omni channel support 24/7, live chat and email and premium phone support for wealth clients;

• Easy to use and intuitive platform built for traders of all levels;

• Over 860 trading pairs;

• Extensive how to guides, articles and blog posts to educate customers on the crypto asset industry;

• Convenient deposit and withdrawal methods for Canadians including Interac e-Transfer, electronic funds transfer, bank wire, and more; and

• Support for over 40+ coins, including Bitcoin, Ethereum and many others.

Regulatory Environment

Overview

Canadian securities legislation applies to issuers, investors and market intermediaries dealing in securities or derivatives. If crypto assets that are considered securities or derivatives are traded on an automated platform, such platform is subject to Canadian securities legislation. Platforms that facilitate the buying and selling of crypto assets, including crypto assets that are considered to be commodities, may also be subject to securities legislation because the user's contractual right to the crypto asset may itself constitute a security or a derivative.1  The requirements applicable to CTPs will depend on how it operates and what activities it undertakes. Generally, this depends on whether the CTP operates as a dealer platform or a marketplace platform, or both. Applicable requirements could include dealer registration and regulation as a marketplace and a clearing agency or settlement system.

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1https://www.osc.ca/en/securities-law/instruments-rules-policies/2/21-327/csa-staff-notice-21-327-guidance-application-securities-legislation-entities-facilitating-trading

In CSA Staff Notice 21-329 Guidance for Crypto-Asset Trading Platforms: Compliance with Regulatory Requirements,2  the CSA and IIROC (now New SRO) set out the regulatory framework for CTPs operating in Canada and provided clarity regarding the steps that a CTP needs to take to comply with securities legislation. The CSA's expectation is that CTPs subject to securities legislation seek investment dealer registration and membership with IIROC (now New SRO). As an interim step on the path to IIROC (now New SRO) registration, CTPs are able to register with the CSA in the category of "restricted dealer" for an interim, two year period before transitioning to IIROC (now New SRO).

In the wake of the collapse of FTX Trading Ltd. in late 2022 and increasing regulatory concerns regarding unregistered CTPs, particularly foreign CTPs, continuing to operate in Canada, the CSA published CSA Staff Notice 21-332 Crypto Asset Trading Platforms: Pre-Registration Undertakings - Changes to Enhance Investor Protection.3  This notice started a 30-day countdown for unregistered CTPs operating in Canada pursuing registration to provide a pre-registration undertaking as prescribed by the CSA, which will include stricter requirements regarding custody and segregation of client assets and prohibitions on certain products and services. CTPs and their principals that refuse to file a pre-registration undertaking, or breach its terms once executed, are subject to CSA enforcement action, including naming the CTP on a warning list, directing the CTP to withdraw from Canada, imposing a cease trade order and / or monetary penalties.

CTPs are also required to comply with FINTRAC requirements applicable to virtual currency dealers.

Coinsquare's Regulatory Compliance

CCML is regulated as an investment dealer and an alternative trading system (ATS) or an exempt exchange by the securities regulatory authorities across Canada. CCML is a dealer member and marketplace member of IIROC (now New SRO). CCML operates in compliance with the terms and conditions of its CSA Orders and the terms and conditions of its IIROC (now New SRO) undertakings and exemptive relief decisions.

CCML is also registered as a Money Services Business with FINTRAC and is in compliance with its obligations thereunder.

Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which we have entered into since the beginning of the last financial year before the date of this Information Circular, entered into prior to such date but which contract is still in effect, or to which we are or will become a party on or prior to the completion of the Transaction:

  the Business Combination Agreement; and
  the Coinsquare Voting and Support Agreements.

See "The Business Combination Agreement" and "Information Concerning the Coinsquare Meeting- Coinsquare Support Agreements" in this Information Circular for a description of the foregoing agreements. Copies of the above-listed documents are available on WonderFi's SEDAR profile at www.sedar.com.

Auditor, Registrar and Transfer Agent

Baker Tilly WM LLP, Chartered Professional Accountants are the auditor of Coinsquare. Baker Tilly WM LLP is independent of Coinsquare within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

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2 https://www.osc.ca/sites/default/files/2021-03/csa_20210329_21-329_compliance-regulatory-requirements.pdf

3https://www.osc.ca/en/securities-law/instruments-rules-policies/2/21-332/csa-staff-notice-21-332-crypto-asset-trading-platforms-pre-registration-undertakings-changes

The registrar and transfer agent for the Coinsquare Shares is Odyssey Trust Company at its principal offices in the city of Toronto, Ontario.

RISK FACTORS

The Transaction involves a number of risks. In addition to the other information contained herein and those risk factors in this Information Circular set forth under "Risk Factors", the following risk factors should be considered carefully. The events arising from these risks could materially adversely affect Coinsquare's business, financial condition, revenues, profitability or prospects. The following information pertains to the outlook and conditions currently known to Coinsquare that could have a material impact on the financial condition of Coinsquare. The risks presented below should not be considered to be exhaustive and may not be all of the risks that Coinsquare may face. Additional risks not currently known to Coinsquare or which are deemed to be immaterial may also impair the business operations, financial condition or prospects of Coinsquare. If any of the following or other risks occur, Coinsquare's business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted.

Risks Related to Coinsquare's Business and Industry

Digital Economy Development and Growth

Crypto assets built on blockchain technology were introduced in 2008 and remain in the early stages of development. The growth of crypto assets and the digital economy in general, and distributed ledger technology that supports the digital economy in particular, is subject to a high degree of uncertainty. Factors affecting the further development of the crypto asset industry include: continued worldwide growth in the adoption and the use of crypto assets; government and quasi-government regulation of crypto assets and their use, or restrictions on or regulation of access to and operation of applicable distributed ledger technology or systems that facilitate their issuance and secondary trading; the maintenance and development of the open-source software protocol of certain blockchain networks used to support crypto assets; changes in consumer demographics and public tastes and preferences; the availability and popularity of certain crypto and/or other forms or methods of buying and selling digital assets. Many blockchain networks have limited operating histories, have not been validated in production and are still in the process of developing and making significant decisions that will affect the design, supply, issue, functionality and governance of their digital assets and underlying blockchains, any of which could adversely affect the value of such digital assets and networks. The future development and growth of crypto assets and markets built on blockchain technology is subject to a number of risks and factors that are difficult to predict and evaluate. Several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying crypto assets native to and/or traded on such network. If the digital economy does not grow as Coinsquare expects, Coinsquare's business, operating results and financial condition could be adversely affected.

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues. As compared to traditional securities, derivatives and currency exchanges, cryptocurrency exchanges, custodians and other trading venues are relatively new and, in many cases, largely unregulated, which may make them more susceptible to fraud and failure. The fraud and failure of several cryptocurrency platforms and other actors in the industry, including recent and ongoing bankruptcies of several large cryptocurrency exchanges in the second half of 2022 (namely, FTX, Celsius Network, BlockFi, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC), has impacted and may continue to impact the broader cryptocurrency ecosystem, including Coinsquare. In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin.

These events have also negatively impacted the liquidity of the digital assets markets, and, in turn, the market price of shares of companies in the cryptocurrency industry, as certain entities affiliated with bankrupt cryptocurrency exchanges engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop, and it is not possible to predict at this time all of the risks that they may pose to Coinsquare, its service providers or the digital asset industry as a whole.

Competition

Coinsquare is engaged in an industry that is highly competitive, and because its industry is evolving and characterized by rapid technological change, it is difficult for Coinsquare to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. Coinsquare will face increased competition from companies with strong positions in certain markets Coinsquare intends to serve and in new markets and regions it may enter. Many of Coinsquare's competitors have significantly greater financial and other resources than Coinsquare currently possesses and may spend significant amounts of resources to gain market share. Coinsquare cannot assure investors that it will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on Coinsquare's business, financial condition or results of operations. Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than Coinsquare may be able to, or devote greater resources to the development, promotion and sale of products than Coinsquare may be able to. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of Coinsquare's prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on Coinsquare's business, financial condition or results of operations. Coinsquare competitors may also establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties with whom Coinsquare will have relationships, thereby limiting its ability to promote its products. If Coinsquare is not able to differentiate its business from that of its competitors, drive value for customers or effectively align its financial and operational resources with its goals and objectives, Coinsquare may not be able to compete effectively against its competitors. If Coinsquare fails to compete effectively against its competitors, its business and profitability may be adversely affected.

Cybersecurity Threats and Hacks

Cybersecurity threats and hacks, an inherent risk in virtually all businesses, have become more complex and widespread. Security issues, bugs and software errors have been exposed and exploited by malicious actors. Such errors or defects may allow malicious actors to disable some platform functionality and/or exploit source code to create or take fiat or coins. While Coinsquare promotes education and training to mitigate such risks, such an event could materially affect Coinsquare's investment and trading strategies, the value of its assets and the value of any investment in Coinsquare. The governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular blockchain network, a lack of incentives for developers to maintain or develop the network and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs or changes that may impact the network's utility and ability to respond to challenges and grow. If rewards and transaction fees for miners or validators on any particular blockchain network are not sufficiently high to attract and retain miners, a blockchain network's security and speed may be adversely affected, increasing the likelihood of a malicious attack.

If a malicious actor is able to hack or otherwise exert unilateral control over a particular blockchain network or the crypto assets on a network, that actor could attempt to divert assets from that blockchain or prevent the confirmation of transactions recorded in the crypto asset on that blockchain. Any weaknesses identified with a crypto asset could adversely affect its price, security, liquidity and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a blockchain network, which has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network's reputation and security and adversely affect that digital asset's value.

Reliance on Third Party Service Providers

Coinsquare relies on third parties in connection with many critical aspects of Coinsquare's business and operations, including payment processing services. Because Coinsquare relies on third parties to provide services and to facilitate certain of its business activities, Coinsquare faces increased operational risks. These third parties may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, privacy breaches, service terminations, disruptions, interruptions, and other misconduct. They are also vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics (including the COVID-19 pandemic) and similar events. There can be no assurance that third parties that provide services to Coinsquare or to Coinsquare's customers on Coinsquare's behalf will continue to do so on acceptable terms, or at all. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to Coinsquare or Coinsquare's customers on Coinsquare's behalf, Coinsquare may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, and Coinsquare may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm its business.

Technological Disruptions

If any of Coinsquare's systems or networks, or those of Coinsquare's third-party service providers, experience service interruptions or degradation for any reason, including hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events, Coinsquare's products and services may fail, resulting in unanticipated disruptions, slower response times and delays in Coinsquare's customers' trade execution and processing, failed settlement of trades, incomplete or inaccurate accounting, recording or processing of trades, unauthorized trades, loss of customer information, increased demand on limited customer support resources, customer claims, complaints with regulatory organizations, lawsuits, or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of Coinsquare's products and services could harm Coinsquare's business. Frequent or persistent interruptions in Coinsquare's services could cause current or potential customers or partners to believe that Coinsquare's systems are unreliable, leading them to switch to competitors or to avoid or reduce the use of Coinsquare's products and services, and could permanently harm Coinsquare's reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to Coinsquare's customers or their business partners, these customers or partners could seek significant compensation or contractual penalties from Coinsquare for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for Coinsquare to address. Problems with the reliability or security of Coinsquare's systems would harm Coinsquare's reputation, and damage to Coinsquare's reputation and the cost of remedying these problems could negatively affect Coinsquare's business, operating results, and financial condition. Because Coinsquare is a regulated financial institution in certain jurisdictions, frequent or persistent interruptions could also lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to Coinsquare's business practices, and ultimately could cause Coinsquare to lose existing licenses or banking relationships that it needs to operate or prevent or delay Coinsquare from obtaining additional licenses that may be required for its business.

Ability to Manage Growth

As Coinsquare grows, its business becomes increasingly complex. To effectively manage and capitalize on Coinsquare's growth, Coinsquare must continue to expand its information technology and financial, operating, and administrative systems and controls, and continue to manage headcount, capital, and processes efficiently. Coinsquare's continued growth could strain its existing resources, and Coinsquare could experience ongoing operating difficulties in managing its business as it expands. If Coinsquare does not adapt to meet these evolving challenges, or if its management team does not effectively scale with Coinsquare's growth, Coinsquare may experience erosion to its brand, the quality of its products and services may suffer, and company culture may be harmed. Moreover, the failure of Coinsquare's systems and processes could undermine its ability to provide accurate, timely, and reliable reports on Coinsquare's financial and operating results, including the financial statements provided herein, and could impact the effectiveness of Coinsquare's internal controls over financial reporting. In addition, Coinsquare's systems and processes may not prevent or detect all errors, omissions, or fraud. Any of the foregoing operational failures could lead to noncompliance with laws, loss of operating licenses or other authorizations, or loss of bank relationships that could substantially impair or even suspend company operations. Successful implementation of Coinsquare's growth strategy will also require significant expenditures before any substantial associated revenue is generated and Coinsquare cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth. Because Coinsquare has a limited history operating its business at its current scale, it is difficult to evaluate Coinsquare's current business and future prospects, including the ability to plan for and model future growth. Coinsquare's limited operating experience at this scale, combined with the rapidly evolving nature of the crypto asset market in which Coinsquare operates, substantial uncertainty concerning how these markets may develop, and other economic factors beyond Coinsquare's control, reduces Coinsquare's ability to accurately forecast quarterly or annual revenue. Failure to manage Coinsquare's future growth effectively could have an adverse effect on Coinsquare's business, operating results, and financial condition.

Availability of Banking Services

A number of companies that provide Bitcoin and/or other cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to Bitcoin and/or other cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide Bitcoin and/or other cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing Bitcoin and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of Coinsquare's digital assets.

Unfavorable Media Coverage

The evolution of the crypto economy is the subject of intense media scrutiny. Unfavorable publicity in relation to the industry and/or Coinsquare could adversely affect its reputation. Issuers in the industry are sometimes the target of social media campaigns, which campaigns could materially impact Coinsquare's customers' decisions to trade on the Coinsquare Platform. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of Coinsquare's customers and result in a decrease in net revenue, which could adversely affect Coinsquare's business, operating results, and financial condition.

Use of Platform for Illegal Trading Activities

The Coinsquare Platform may be exploited to facilitate illegal activity including fraud, money laundering, gambling, tax evasion, and scams. Coinsquare or its partners may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for Coinsquare to detect and avoid such transactions in certain circumstances. The use of the Coinsquare Platform for illegal or improper purposes could subject Coinsquare to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for Coinsquare. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a customer is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, Coinsquare may be subject to governmental inquiries, enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities. Changes in law have also increased the penalties for money transmitters for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against money transmitters, including Coinsquare, for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm Coinsquare's business. While Coinsquare believes that its risk management and compliance framework is designed to detect significant illicit activities conducted by its potential or existing customers, Coinsquare cannot ensure that it will be able to detect all illegal activity on its platform. If any of Coinsquare's customers use its platform to further such illegal activities, Coinsquare's business could be adversely affected.

Insufficiency of Compliance and Risk Management Processes

While Coinsquare has devoted significant resources to develop policies and procedures to identify, monitor, and manage its risks, and expect to continue to do so in the future, it cannot assure that its policies and procedures will always be effective or that it will always be successful in monitoring or evaluating the risks to which Coinsquare is or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Coinsquare's risk management policies and procedures may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Coinsquare's risk management policies and procedures also may not adequately prevent losses due to technical errors if Coinsquare's testing and quality control practices are not effective in preventing failures. In addition, Coinsquare may elect to adjust its risk management policies and procedures to allow for an increase in risk tolerance, which could expose Coinsquare to the risk of greater losses. Regulators may periodically review Coinsquare's compliance with its own policies and procedures and with a variety of laws and regulations. Coinsquare faces the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activities. In the case of non-compliance or alleged non-compliance, Coinsquare could be subject to investigations and proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages which can be significant. Any of these outcomes would adversely affect Coinsquare's reputation and brand and its business, operating results, and financial condition. Some of these outcomes could adversely affect Coinsquare's ability to conduct its business.

Potential for Trade Errors

Errors may occur with respect to trades executed on behalf of Coinsquare. Trade errors can result from a variety of situations, including, for example, when the wrong crypto assets are purchased or sold or when the wrong quantity is purchased or sold. Trade errors often result in losses, which could be material. To the extent that an error is caused by a third-party, Coinsquare may seek to recover any losses associated with the error, although there may be contractual limitations on any third-party's liability with respect to such error.

Incorrect or Fraudulent Cryptocurrency Transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred coins may be irretrievable. As a result, any incorrectly executed or fraudulent coin transactions could adversely affect Coinsquare's clients. Cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of a coin or a theft of coin generally will not be reversible and Coinsquare may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, a client's crypto assets could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

Exposure to Fraud and Security Failures

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of crypto or digital asset exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed crypto or digital asset exchanges were not compensated or made whole for the partial or complete losses of their account balances in such crypto or digital asset exchanges. These risks also apply to other cryptocurrency exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action. Sustained lack of regulation and potential fraud or failure of cryptocurrency exchanges could have a material adverse effect on Coinsquare's business, financial condition, liquidity and results of operation.

Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies, which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting Coinsquare's customers. As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of crypto or digital assets either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect Coinsquare's operations, profitability and its customers.

Tax Risks in Treatment of Crypto Assets

Due to the new and evolving nature of crypto assets and the absence of comprehensive legal guidance with respect to crypto asset products and transactions, many significant aspects of the tax treatment of transactions involving crypto assets are uncertain, and it is unclear what guidance may be issued in the future on the treatment of crypto asset transactions for tax purposes. The uncertainties in respect of the treatment of crypto assets for tax purposes in the markets in which Coinsquare operates, and potential adverse interpretations of tax law, could affect Coinsquare's customers and the vitality of the Coinsquare Platform. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for tax purposes. The uncertainty regarding tax treatment of crypto asset transactions impacts Coinsquare's customers, and could impact its business.

DESCRIPTION OF CAPITAL STRUCTURE

Coinsquare Shares

Coinsquare is authorized to issue an unlimited number of Coinsquare Shares and an unlimited number of preferred shares. As of the date hereof, there are a total of 37,149,153 Coinsquare Shares and nil preferred shares issued and outstanding. There are approximately 180 shareholders of Coinsquare. The three largest shareholders of Coinsquare collectively own approximately 61.60% of the issued and outstanding common shares as of the date hereof.

Each Coinsquare Share entitles the holder thereof to dividends if, as and when declared by the Coinsquare Board, to receive notice of any meetings of shareholders of Coinsquare, to cast one vote per Coinsquare Share at all such meetings and, upon liquidation, dissolution or winding up of Coinsquare, to share rateably in such assets of Coinsquare as are distributable to the holders of Coinsquare Shares.

Options

Coinsquare has adopted the Coinsquare Stock Option Plan, pursuant to which 3,172,193 Coinsquare Options were outstanding as of April 30, 2023, all of which are exercisable for Coinsquare Shares. The terms and conditions of each Coinsquare Option granted pursuant to the Coinsquare Stock Option Plan are subject to the applicable award agreement. The treatment of outstanding Coinsquare Options in connection with the Transaction is described in this Information Circular under "The Transaction - Effect of the Coinsquare Arrangement".

The following table sets forth the aggregate number of Coinsquare Options held by holders of each category identified therein as of April 30, 2023:

Category of Holder	Number of Coinsquare Options	Exercise Price (in C$)(1)	Expiration Date Range(2)

All of our executive officers and past executive officers, as a group	1,855,702	$1.41	August 2030 to October 2032

All of our directors and past directors who are not also executive officers, as a group	432,000	$0.50	August 2030

All of our other employees and past employees, as a group	854,855	$2.68	November 2027 to April 2032

All of our consultants, as a group	29,636	$10.87	January 2029 to April 2030

(1) Represents the weighted average exercise price of outstanding Coinsquare Options, whether vested or unvested. In connection with the Transaction, Coinsquare Options that were not In-the-Money Options as of the date of the Business Combination Agreement shall be exchanged for New WonderFi Options with an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the effective date of the Transaction; and (B) $0.30.

(2) Represents the range of current expiration dates of the outstanding Coinsquare Options. Coinsquare Options that were not In-the-Money Options as of the date of the Business Combination Agreement shall be exchanged for New WonderFi Options with expiration dates to be determined in accordance with the Business Combination Agreement.

Unanimous Shareholder Agreement

Coinsquare and its shareholders entered into a Fifth Amended and Restated Unanimous Shareholder Agreement (the "Fifth A&R USA") dated as of June 29, 2022. The Fifth A&R USA will be terminated upon closing of the Transaction.

Dividend Policy

We do not currently anticipate paying dividends on the Coinsquare Shares as we intend to retain any future earnings to fund the development and growth of our business. Any determination to pay dividends in the future will be at the discretion of the Coinsquare Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Coinsquare Board may deem relevant.

Principal Securityholders

Please refer to this Information Circular under "Information Concerning the Coinsquare Meeting - Voting Shares and Principal Holders Thereof".

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Coinsquare as at December 31, 2022. The table should be read in conjunction with the Coinsquare Financial Statements, which are incorporated by reference herein.

As at December 31, 2022 (in thousands of C$)
Cash and Restricted Cash	62,015
Debt	60
Equity
Common Shares (unlimited)	136,616
Preferred Shares (unlimited)	Nil
Contributed surplus	11,100
Deficit	(96,490)
Total equity (deficit)	51,226
Total Capitalization	51,286

Since December 31, 2022, being the date of the Coinsquare 2022 Financial Statements, there has not been any material change in the share and loan capitalization of Coinsquare.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Coinsquare is a private company and, as such, all of the Coinsquare Shares are subject to transfer restrictions in accordance with Coinsquare's constating documents and the Fifth A&R USA.

Pursuant to the Business Combination Agreement, the Consideration Shares issued to Coinsquare Shareholders will be subject to escrow and released as follows: (i) 50% of such Consideration Shares released on the date that is six (6) months after the Effective Date; and (ii) the balance released on the date that is twelve (12) months after the Effective Date.

Pursuant to the Coinsquare Voting and Support Agreements, the Consideration Shares issued to the Coinsquare VSA Supporting Shareholders will be subject to escrow and 33% of such Consideration Shares will be released on each of the dates that is six (6) months and twelve (12) months after the Effective Date and the balance released on the date that is eighteen (18) months after the Effective Date; provided, that if at any time following the Effective Time, a Coinsquare VSA Supporting Shareholder who is a director or officer of Coinsquare is not a director, officer of employee of WonderFi or one of its affiliates, whether due to termination (with or without cause), resignation or otherwise, then 33% of such Consideration Shares will be released on the date that is six (6) months after the Effective Date and the balance released on the date that is twelve (12) months after the Effective Date.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Name	Position	Biographical Information
Martin Piszel	Director and Chief Executive Officer

Martin Piszel has 25+ years of experience in the capital markets and electronic trading sectors and co-founded Alpha ATS. Previously, Head of Corporate Development at TradeLogiq Markets Inc., and Head and Managing Director Alternative Execution and Prime Brokerage at CIBC World Markets.

Wendy Rudd	Director Member of the Independent Board and Risk Committee

Wendy Rudd previously held senior roles at IIROC for 7+ years, and was previously Director, President and Treasurer of the Canadian Capital Markets Association. Wendy's former industry roles include Partner - Capital Markets for Capco, Chief Executive Officer at TriAct Canada Marketplace, and senior management roles in business development at ITG Canada, CIBC World Markets and the Toronto Stock Exchange.

Nicholas Thadaney	Director Member of the Independent Board and Risk Committee

Nicholas Thadaney is a finance, technology and capital markets senior executive who co-founded Partners Capital Corp. He previously served as Head of the Toronto Stock Exchange in the role of President & CEO, Global Equity Capital Markets, TMX Group and prior to that as CEO of ITG Canada Corp, a global financial technology company that helps leading brokers and asset managers improve returns to investors around the world. As President and CEO, Global Equity Capital Markets, he was a member of the senior executive team of TMX Group. Prior to joining TMX Group in 2015, Mr. Thadaney was CEO of ITG Canada Corp. (now Virtu Financial) since 2005, with responsibility for managing all aspects of the business, as well as a Member of ITG's Global Executive Committee.

Name	Position	Biographical Information
Jason Theofilos	Director Member of the Independent Board and Risk Committee

Jason Theofilos is a highly accomplished serial entrepreneur with a proven track record of founding and investing in successful start-ups. He has raised multiple rounds of financing and executed multiple exits. As a hands-on entrepreneur, he focuses on driving growth, streamlining operations, and developing effective marketing strategies. His unwavering commitment to innovation, creativity, and excellence is an inspiration to aspiring entrepreneurs.

Kevin Dalton	Director Member of the Independent Board and Risk Committee	Kevin Dalton has 20+ years of technology, media, telecom, capital markets and investment banking experience. He was previously Vice Chairman, Head of Investment Banking at Desjardins Securities.
Michael Wekerle	Director

Michael Wekerle is Chairman of the Waterloo Innovation Network. He was a co-founder and partner of Griffiths McBurney & Partners' sales and trading operations in 1995. He served as Vice Chairman of Institutional Trading at GMP Securities L.P. until August 2011 where he was widely considered a leading investment advisor in Canada. During his time, he helped establish the firm's hedge fund and institutional trading desk and developed a reputation for assisting clients in profiting from large-scale transactions. Prior to his tenure at GMP, Mr. Wekerle was head of institutional trading at First Marathon Securities Ltd.

Eric Richmond	Chief Operating Officer

Eric Richmond was previously an associate at Blake, Cassels & Graydon LLP, where he advised clients on a variety of corporate and capital markets transactions, as well as corporate governance and securities regulatory matters. Eric holds a Juris Doctor from Western University and an HBA from the Richard Ivey School of Business.

Katrina Prokopy	Chief Legal Officer, Chief Privacy Officer and Corporate Secretary

Katrina Prokopy has extensive experience working as internal legal counsel in large financial institutions both in Canada and the US, specializing in broker-dealer, electronic trading and market structure issues. In addition to her senior counsel experience, she has in-depth knowledge and expertise in securities regulatory matters. Katrina previously held roles at the Alberta Securities Commission, CIBC, Scotiabank, BMO Financial Group, Lehman Brothers, Barclays Capital and Knight Capital.

Daniel Bowering	Interim Chief Compliance Officer

Dan Bowering has 30 years of experience in financial services with a focus on regulatory compliance. He previously served as CCO for several large independent wealth management firms including Richardson GMP, Macquarie Private Wealth, and Blackmont Capital, and he has held senior level compliance positions at several investment dealers such as Manulife Securities (formerly Berkshire Securities), and CIBC Wood Gundy. He also runs a consulting firm specializing in regulatory compliance and is a Professor at Seneca College where he teaches Anti-Money Laundering, Law and Governance, and Risk Management Courses.

Name	Position	Biographical Information
Danilo Giacovazzi	Chief Financial Officer

Danilo Giacovazzi is a seasoned investment professional with over 15 years' experience in financial markets and technology across Toronto, London & Johannesburg. Prior to Coinsquare, Danilo was the joint COO & CFO at Nōwn, Noventa Energy Partners Inc. and NorthRand Capital Inc., a boutique financial markets advisory firm in Toronto. Danilo began his career at Investec Bank Plc, where as Principal in Capital Markets he managed a portfolio of $1bn of capital. Prior to his corporate life, he also had three successful entrepreneurial exits. Danilo has a Masters in Finance from the Rotman at the University of Toronto (recipient of the Rotman Award) & a BComm Honours double major from the UNISA (Cum Laude). He is a qualified Chartered Professional Accountant (CA, CPA) & completing his CFA accreditation.

As a group, the directors of the Coinsquare Board and executive officers beneficially own, or control or direct, directly or indirectly, a total of 1,976,958 Coinsquare Shares, representing approximately 5% of the Coinsquare Shares outstanding on the date of this Information Circular.

Corporate Cease Trade Orders and Bankruptcies

Other than Mr. Jason Theofilos as described in the paragraph below, none of our directors or executive officers is, as at the date of this Information Circular, or has been, within the 10 years prior to the date of this Information Circular: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

On April 9, 2019, Mundo Media Ltd. was placed in receivership by the Ontario Superior Court of Justice pursuant to s. 243 of the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, as amended. Mr. Jason Theofilos was a director and Chief Executive Officer of Mundo Media Ltd. until March 1, 2019.

Individual Bankruptcies

None of our directors or executive officers has, within the 10 years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold assets of that individual.

Penalties or Sanctions

None of our directors or executive officers has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

The CBCA requires, among other things, that our directors and executive officers act honestly and in good faith with a view to the best interest of Coinsquare, to disclose any personal interest that they may have in any material contract or transaction that is proposed to be entered into with us and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction.

Other than as disclosed herein, to our knowledge, there are no known existing or potential material conflicts of interest between us and our directors and executive officers, except that certain of our directors and officers also serve as directors or officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the CBCA.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed herein, none of the directors or executive officers of Coinsquare is indebted to (a) Coinsquare or any of its subsidiaries, or (b) any other entity with indebtedness subject to a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Coinsquare or any of its subsidiaries.

The following table sets forth the aggregate indebtedness of the  directors or executive officers of Coinsquare to (a) Coinsquare or any of its subsidiaries, or (b) any other entity with indebtedness subject to a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Coinsquare or any of its subsidiaries as of the date of this Information Circular:

Purpose	To Coinsquare or its Subsidiaries	To Another Entity
Share Purchases	$0	$0
Other	$118,133	$0

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than as disclosed herein, Coinsquare is not and was not, during the year ended December 31, 2022, a party to any material legal proceedings, nor is any of its property, nor was any of its property, during the year ended December 31, 2022, the subject of any material legal proceedings. Other than as disclosed herein, as at the date hereof, no such material legal proceedings are known to be contemplated.

On January 17, 2023, following Coinsquare's termination of the Coinsquare/CoinSmart SPA, CoinSmart published a statement that it rejects the termination letter and intends to pursue available remedies to enforce its contractual rights under the Coinsquare/CoinSmart SPA, including, among other things, the right to specific performance or the right to monetary damages. On the same day, an external litigation firm sent a letter to Coinsquare's counsel advising that it was retained by CoinSmart and that CoinSmart intends to pursue legal remedies including specific performance of the Coinsquare/CoinSmart SPA and monetary damages. Pursuant to the Business Combination Agreement, CoinSmart, Coinsquare and WonderFi have agreed to irrevocably and unconditionally release one another from any Claims for or by reason of or in any way arising out of, in connection with, or in any way related to the Coinsquare/CoinSmart SPA. Such release will be effective only where the Business Combination Agreement is terminated: (a) by either WonderFi or Coinsquare, if prior to the approval of all of the Transaction Resolutions, a CoinSmart Change in Recommendation has occurred; (b)  by CoinSmart, if prior to the approval of the CoinSmart Arrangement Resolution at the CoinSmart Meeting, the CoinSmart Board authorizes CoinSmart to enter into a definitive agreement (other than certain confidentiality agreements permitted by the Business Combination Agreement) with respect to a CoinSmart Superior Proposal; (c) by any Party, if the CoinSmart Arrangement Resolution is not approved at the CoinSmart Meeting, (i) following a CoinSmart Change in Recommendation; or (ii) if CoinSmart has breached its obligations regarding Acquisition Proposals; or (d) by any party if CoinSmart has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Business Combination Agreement, subject to the cure periods set forth therein

Regulatory Actions

Other than as disclosed herein, there were no: (a) penalties or sanctions imposed against Coinsquare by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Information Circular; (b) penalties or sanctions imposed by a court or regulatory body against Coinsquare necessary to be disclosed for this Information Circular to contain full, true and plain disclosure of all material fact relating to Coinsquare; or (c) settlement agreements Coinsquare entered into before a court relating to provincial and territorial securities legislation or with a securities regulatory authority within the three years immediately preceding the date of this Information Circular.

On July 16, 2020, a Panel of the OSC entered into a settlement agreement (the "Settlement") with Coinsquare, Cole Diamond, Virgile Rostand and Felix Mazer, former senior executives of Coinsquare. The Settlement relates to market manipulation on the Coinsquare platform, misleading statements to investors and a reprisal against an internal whistleblower. As part of the Settlement, Coinsquare and CCML were required to implement substantial corporate governance improvements, including establishing independent boards of directors, appointing new CEOs and CCOs, creating an internal whistleblower program and implementing policies and procedures to monitor and assess compliance with Ontario securities laws. CCML was also required to resubmit complete and updated applications for registration to the OSC and to IIROC (now New SRO). Finally, as part of the Settlement, Coinsquare made a mandatory payment toward the costs of the OSC investigation, and admitted that it engaged in market manipulation by reporting inflated trading volumes, that it made misleading statements to conceal the wash trades, and that it took a reprisal against an internal whistleblower

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors or executive officers of Coinsquare, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of Coinsquare, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Coinsquare.

Mogo, a Coinsquare Shareholder which controls more than 10% of the Coinsquare Shares, has a material interest in the Transaction. In connection with the execution of the Business Combination Agreement, WonderFi entered into the Mogo Investor Rights Agreement with Mogo with respect to certain shareholder rights. The terms of the Mogo Investor Rights Agreement are described in this Information Circular under "Information Concerning the WonderFi Meeting - Mogo Investor Rights Agreement".

Appendix A

Coinsquare Financial Statements

Attached.

COINSQUARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT QUANTITIES OF DIGITAL ASSETS, NUMBER OF SHARES, STOCK OPTIONS AND WARRANTS)

COINSQUARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Baker Tilly WM LLP 900 - 400 Burrard Street Vancouver, British Columbia Canada V6C 3B7 T: +1 604.684.6212 F: +1 604.688.3497 vancouver@bakertilly.ca www.bakertilly.ca

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Coinsquare Ltd.:

Opinion

We have audited the consolidated financial statements of Coinsquare Ltd. and its subsidiaries (together the "Company"), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, and the consolidated statements of profit or (loss) and comprehensive income or (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Baker Tilly WM LLP is a member of Baker Tilly Canada Cooperative, which is a member of the global network of Baker Tilly International Limited. All members of Baker Tilly Canada Cooperative and Baker Tilly International Limited are separate and independent legal entities.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

CHARTERED PROFESSIONAL ACCOUNTANTS

March 17, 2023

Vancouver, B.C.

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2022	2021
Assets		$	$
Current Assets
Cash		60,015	96,947
Restricted cash		2,000	-
Trade and other receivables	6, 24(a)	1,123	2,779
Investments	12	-	1,932
Income tax receivable		1,482	1,482
Digital assets	7	1,003	7,073
Prepaids	8	571	1,063
Due from related parties	24(c)	-	5
Derivative instruments	21(a)	5	150
Assets held-for-sale	9	-	572
Total Current Assets		66,199	112,003

Non-Current Assets
Deposits	8	377	411
Property and equipment	10	856	2,891
Intangible assets	11	69	1,342
Investments	12	5,532	30,605
Equity-accounted investees	13	12,459	14,356
Notes receivable	6	729	604
Total Non-Current Assets		20,022	50,209

Total Assets		86,221	162,212

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	14	3,479	5,225
Warrant liabilities	15	-	7,885
Client liabilities	7	31,137	47,879
Current income tax liabilities		44	1,372
Current portion of lease liabilities	16	218	1,439
Current portion of debt obligations	17	60	-
Total Current Liabilities		34,938	63,800

5

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONT'D)

As at December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2022	2021
Non-Current Liabilities		$	$
Unearned revenue		37	37
Note payable	24(d)	20	-
Lease liabilities	16	-	218
Debt obligations	17	-	28,112
Deferred tax liabilities		-	1,816
Total Non-Current Liabilities		57	30,183

Total Liabilities		34,995	93,983

Equity
Share capital	18	136,616	101,841
Reserves	19	11,100	5,354
Accumulated deficit		(96,490)	(37,597)
Equity Attributable to Owners of the Company		51,226	69,598
Non-Controlling Interests		-	(1,369)

Total Equity		51,226	68,229

Total Liabilities and Equity		86,221	162,212

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

"Dalton, Kevin", Director

"Rudd, Wendy", Director

"Thadaney, Nick", Director

"Theofilos, Jason", Director

6

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR (LOSS) AND COMPREHENSIVE INCOME OR (LOSS)

For The Years Ended December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2022	2021
Continuing Operations		$	$
Revenues	22	14,607	55,878

Operating Expenses
General and administrative	23	25,345	20,351
Technology and development	23	10,581	7,667
Marketing	23	8,101	13,780
Customer service and operations	23	4,142	1,994
Total Operating Expenses		48,169	43,792

(Loss) Profit from Operations		(33,562)	12,086

Change in fair value of warrant liabilities	15	7,885	3,756
Other income	25	1,257	2,157
(Gain) Loss on foreign exchange		302	(223)
Gain on disposal of investments	12, 13	300	2,695
Change in fair value of intangible assets	11	2	-
Gain on loss of control of subsidiary	13	-	11,077
Loss on disposal of property and equipment	10	(7)	-
Intangible assets write down	11	(22)	-
Loss on disposal of intangible assets		(139)	-
Change in fair value of derivative instruments	21(b)	(150)	150
Digital assets and cash write down	26	(1,670)	(26,419)
Share of loss of equity-accounted investees	13	(1,897)	(645)
Interest expense		(3,173)	(158)
Change in fair value of digital assets		(4,910)	12,597
Change in fair value of investments	12	(24,406)	21,332

(Loss) Profit before Income Tax (Recovery) Expense		(60,190)	38,405
Income tax (recovery) expense	27	(3,144)	2,944

Net (Loss) Profit from Continuing Operations		(57,046)	35,461
Net Profit (Loss) from Discontinued Operations	9	(412)	(784)

Net (Loss) Profit for the Year		(57,458)	34,677

7

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR (LOSS) AND COMPREHENSIVE PROFIT OR (LOSS) (CONT'D)

For The Years Ended December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2022	2021
		$	$
Net (Loss) Profit Attributable to:
Owners of the Company:
Continuing operations		(57,046)	35,461
Discontinued operations		(1,781)	(396)
		(58,827)	35,065

Non-Controlling Interest:
Discontinued operations		1,369	(388)
		1,369	(388)

Net (Loss) Profit for the Year		(57,458)	34,677
Other Comprehensive Income:
Items Which May Be Subsequently Reclassified to Profit or Loss
Foreign currency translation		-	(186)
Total Other Comprehensive Income from Continuing Operations		-	(186)
Comprehensive (Loss) Income for the Year		(57,458)	34,491

Comprehensive (Loss) Income Attributable to:
Owners of the Company:
Continuing operations		(57,046)	35,275
Discontinued operations		(1,781)	(396)
		(58,827)	34,879
Non-Controlling Interest:
Discontinued operations		1,369	(388)
		1,369	(388)

		(57,458)	34,491

8

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For The Years Ended December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

				Attributable to Owners of the Company
			Number of					Foreign
			Shares	Total				Currency	Non-
		Number of	Held-in-	Number of	Share		Accumulated	Translation	Controlling
	Note	Shares	Escrow	Shares	Capital	Reserves	Deficit	Reserve	Interests	Total
					$	$	$	$	$	$
Balance, December 31, 2021		32,523,174	-	32,523,174	101,841	5,354	(37,597)	-	(1,369)	68,229
Share-based payments	19	-	-	-	-	9,105	-	-	-	9,105
Exercise of employee stock options	18(b)	1,079,678	-	1,079,678	3,706	(3,359)	-	-	-	347
Repurchase of common shares	18(c)	(142,615)	-	(142,615)	(71)	-	(66)	-	-	(137)
Conversion of convertible debentures into common shares	18(g)	3,611,721	-	3,611,721	32,506	-	-	-	-	32,506
Issuance costs		-	-	-	(1,366)	-	-	-	-	(1,366)
Net loss, continuing operations		-	-	-	-	-	(57,046)	-	-	(57,046)
Net (loss) profit, discontinued operations		-	-	-	-	-	(1,781)	-	1,369	(412)

Balance, December 31, 2022		37,071,958	-	37,071,958	136,616	11,100	(96,490)	-	-	51,226

9

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For The Years Ended December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

				Attributable to Owners of the Company
			Number of					Foreign
			Shares	Total				Currency	Non-
		Number of	Held-in-	Number of	Share		Accumulated	Translation	Controlling
	Note	Shares	Escrow	Shares	Capital	Reserves	Deficit	Reserve	Interests	Total
					$	$	$	$	$	$
Balance, December 31, 2020	18(a),	29,009,873	32,379	29,042,252	89,003	8,561	(75,293)	186	(981)	21,476
Share-based payments	19	32,379	(32,379)	-	131	772	-	-	-	903
Exercise of employee stock options	18(b)	128,556	-	128,556	185	(122)	-	-	-	63
Repurchase of common shares	18(c)	(4,551)	-	(4,551)	(15)	13	(31)	-	-	(33)
Shares issued from Treasury	18(d)	3,226,917	-	3,226,917	11,851	-	-	-	-	11,851
Shares issued as part of Altpay Holdings LLC settlement	18(e)	180,000	-	180,000	1,311	(3,889)	2,662	-	-	84
Cancellations of shares	18(f)	(50,000)	-	(50,000)	(44)	19	-	-	-	(25)
Issuance costs		-	-	-	(581)	-	-	-	-	(581)
Net profit, continuing operations		-	-	-	-	-	35,461	-	-	35,461
Net loss, discontinued operations		-	-	-	-	-	(396)	-	(388)	(784)
Other comprehensive loss, continuing operations		-	-	-	-	-		(186)	-	(186)
Balance, December 31, 2021		32,523,174	-	32,523,174	101,841	5,354	(37,597)	-	(1,369)	68,229

10

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2022	2021
Cash Flows from Operating Activities		$	$
Net (Loss) Profit from Continuing Operations		(57,046)	35,461
Adjustments for:
Change in fair value of investments	12	24,406	(21,332)
Share-based payments	23	9,105	903
Change in fair value of digital assets		4,910	(12,597)
Interest expense	16, 17	2,468	330
Depreciation	10	2,018	1,972
Share of loss of equity-accounted investees	13	1,897	645
Accretion in carrying value of debt obligations	17	705	20
Change in fair value of derivative instruments	21(b)	150	(150)
Loss on disposal of intangible assets		139	-
Adjustments to property and equipment		40	-
Intangible assets write down		22	-
Loss on disposal of property and equipment		7	-
Foreign currency translation		-	(186)
Lease incentive adjustments		-	(192)
Derecognition of exchange rights - Altpay Holdings LLC		-	(1,227)
Gain on loss of control of subsidiary	13	-	(11,077)
Change in fair value of intangible assets		(2)	-
Gain on disposal of investments	12, 13	(300)	(2,695)
Income tax (recovery) expense	27	(3,144)	2,944
Change in fair value of warrant liabilities	15	(7,885)	(3,756)
		(22,510)	(10,937)

11

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2022	2021

Changes in Non-Cash Working Capital Items:		$	$
Trade and other receivables		1,656	(2,492)
Digital assets		1,159	7,095
Prepaids		491	(852)
Note payable		20	-
Due from related parties		5	54
Warrant liabilities		-	11,641
Income tax receivable		-	(818)
Derivative instruments		(5)	-
Notes receivable		(125)	429
Accounts payable and accrued liabilities		(1,548)	1,565
Client liabilities		(16,742)	15,754
Cash (Used in) Provided from Operating Activities - Continuing Operations		(37,599)	21,439

Cash (Used in) Provided from Operating Activities - Discontinued Operations		(33)	39

Cash (Used in) Provided from Operating Activities		(37,632)	21,478

12

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)

For The Years Ended December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2022	2021
Investing Activities		$	$
Proceeds on disposal of investments	12	2,560	3,000
Proceeds on disposal of intangible assets		1,116	-
Distribution received from investments	12	339	5,291
Deposits		34	(254)
Proceeds on disposal of equity-accounted investees	13	-	1,300
Additions to investment in equity-accounted investees	13	-	(1,300)
Initial investment in equity-accounted investees	13	-	(2,001)
Purchase of investments	12	-	(9,775)
Disposal of discontinued operation, net of cash disposed of	9	(3)	-
Additions to intangible assets	11	(2)	(18)
Additions to property and equipment	10	(30)	(397)
Cash Provided from (Used in) Investing Activities		4,014	(4,154)

13

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)

For The Years Ended December 31, 2022 and 2021

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note		2022		2021
Financing Activities			$		$
Cash payments on options exercised	18(b)		347		63
Proceeds from debt obligations issued	17		-		30,000
Issue of treasury shares	18(d)		-		11,851
Shares issued as part of Altpay Holdings LLC settlement	18(e)		-		1,311
Issuance costs			-		(581)
Repayment of debt obligations	17		-		(970)
Transaction costs related to debt obligations	17		-		(2,091)
Interest paid			(8)		(11)
Cash payments on repurchase and cancellations of shares	18(c), 18(f)		(137)		(58)
Repayment of lease liabilities	16		(1,516)		(1,542)
Cash (Used in) Provided from Financing Activities			(1,314)		37,972

Net (Decrease) Increase in Cash			(34,932)		55,296
Cash - Beginning of year			96,947		41,651
Cash - End of Year			62,015		96,947

Cash Are Comprised of:
Cash			60,015		96,947
Restricted cash			2,000		-
Total Cash			62,015		96,947

Supplemental Disclosure of Cash Flow Information			2022		2021
		$		$
Convertible debentures converted into common shares			31,140		-
Interest paid during the year			8		11
Shares issued as part of Altpay Holdings LLC Settlement			-		1,311
Income tax paid during the year			-		-

14

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

1. Nature of Operations

Coinsquare Ltd. (the "Company" or "Coinsquare") was incorporated on October 19, 2009 under the federal laws of Canada and is domiciled in Canada. The registered office and the head office of the Company is 590 King Street West, Unit 400, Toronto, Ontario, M5V 1M3.

The Company was a Canadian trading platform for buying and selling digital assets until October 12, 2022 when it transferred its activity to its wholly owned subsidiary, Coinsquare Capital Markets Ltd. ("CCML"). The Company is registered with the Financial Transactions and Reports Analysis Centre of Canada ("FINTRAC") and the Autorité des Marchés Financiers ("AMF") as a Money Services Business. On October 12, 2022 CCML was admitted to membership in the New Self-Regulatory Organization of Canada, Investment Dealer Division ("New SRO") (formerly the Investment Industry Regulatory Organization of Canada) and became a registered investment dealer in all Canadian jurisdictions with the Ontario Securities Commission ("OSC") as its principal regulator. CCML is also regulated as an alternative trading system throughout Canada apart from certain jurisdictions where it is regulated as an exempt exchange.

2. Basis of Presentation

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC").

These consolidated financial statements of Coinsquare Ltd. were approved for issuance by the Board of Directors ("Board") on March 17, 2023.

These consolidated financial statements have been prepared on a historical cost basis with the exception of digital assets and certain financial instruments that are measured at fair value. The consolidated financial statements are presented in thousands of Canadian dollars except where otherwise indicated. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

In the preparation of these consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant estimates and assumptions used in the recognition and measurement of items are included in Note 4(i).

15

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

2. Basis of Presentation (Cont'd)

(b) Basis of Consolidation

Subsidiaries are entities controlled by the Company. Subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

An entity is consolidated if the Company concludes that it controls the entity. The following circumstances may indicate a relationship in which, in substance, Coinsquare controls and therefore consolidates the entity:

● The Company has power over the entity whereby the Company has the ability to direct the relevant activities (i.e., the activities that affect the entity's returns);

● The Company is exposed, or has rights, to variable returns from its involvement with the entity; and

● The Company has the ability to use its power over the entity to affect the amount of the entity's returns.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

The consolidated financial statements as at December 31, 2022 and 2021, reflect the assets, liabilities and results of operations of Coinsquare Ltd. and its subsidiaries. The table below lists the Company's subsidiaries as at December 31, 2022 and 2021.

		Ownership	Functional	Subsidiaries as
Subsidiaries	Jurisdiction	%	Currency	at December 31,
				2022	2021
Bigterminal.com Inc.	Canada	100%	Canadian dollar	*	*
BlockEquity Inc.	Canada	100%	Canadian dollar		*
Coin Capital Asset Management Inc.	Canada	100%	Canadian dollar	*	*
Coin Capital Investment Management Inc.	Canada	100%	Canadian dollar	*	*
Coinsquare Canada Ltd.	Canada	100%	Canadian dollar	*	*
Coinsquare Capital Markets Ltd.	Canada	100%	Canadian dollar	*	*
Coinsquare Investments Ltd.	Canada	100%	Canadian dollar	*	*
Coinsquare Mining Ltd.	Canada	51%	Canadian dollar		*
Cryptiv Inc.	Canada	100%	Canadian dollar	*	*
Coinsquare ATM Network Ltd.	U.S.A.	100%	US dollar		*
Coinsquare Networks Inc.	U.S.A.	100%	US dollar		*
Coinsquare LLC.	U.S.A.	100%	US dollar		*
Coinsquare Securities Inc.	U.S.A.	100%	US dollar		*
GoNumerical Holdings AG	Liechtenstein	100%	Euro		*

16

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

2. Basis of Presentation (Cont'd)

(c) Interest in Equity-Accounted Investees

The Company's interest in equity-accounted investees comprise interest in associates. An associate is an entity in which the Company has significant influence, but not control or joint control, over the financial and operating policies. Interest in associates is accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company's share of the profit or loss and total comprehensive income or loss of equity- accounted investees, until the date on which significant influence ceases.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its equity-accounted investees. At each reporting date, the Company determines whether there is objective evidence that the investments in the equity-accounted investees are impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the equity-accounted investees and its carrying value, and then recognizes the loss within its share of profit or loss of its equity-accounted investees in the consolidated profit or loss.

(d) Functional and Presentation Currency

The presentation and functional currency of these consolidated financial statements is Canadian dollars. The individual financial statements of each subsidiary are recorded in the currency of the primary economic environment in which the entity operates ("Functional Currency") (Refer to Note 2(b)).

The financial statements of foreign subsidiaries for which the functional currency is not Canadian dollars are translated into Canadian dollars using the exchange rate in effect at the end of the reporting period for assets and liabilities and the average exchange rates for the year for revenue, expenses and cash flows. Foreign exchange differences arising on translation are recognized in comprehensive profit or loss.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At each financial reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in consolidated profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

17

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies

(a) Cash

Cash is composed of demand deposits held with financial institutions, third-party payment processors, digital assets exchanges with which the Company maintains trading accounts. The balance of cash held with third party payment processors and digital asset exchanges was $1,861 as at December 31, 2022 (2021 - $8,417).

(b) Digital Assets

Digital assets are held by CCML to facilitate the operation of its platform. Digital assets are digital or virtual decentralized currencies which are processed in transactions using blockchain technology. Digital assets are called by the name given by its issuer (such as "Bitcoin" issued by Bitcoin, or "Ether" issued by Ethereum) and represent a unit of stored value. Digital assets differ from fiat currencies, given that digital assets are entirely digital and there is no central government or issuing authority legally recognizing them as a form of legal tender.

CCML considers itself a broker-trader of digital assets as these assets are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin, recognized as "spread revenue" in the consolidated profit or loss. The Company measures its digital assets at fair value, with any change in fair value being recognized in the consolidated profit or loss in the period of the change. Refer to Note 4(i)(a) for fair value techniques and refer to Note 21 for the fair value hierarchy. Digital assets are derecognized when the Company has transferred substantially all the risks and rewards of ownership.

(c) Discontinued Operations

A discontinued operation is a component of the Company's business, the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

● represents a separate major line of business or geographic area of operations;

● is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

● is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

When an operation is classified as a discontinued operation, the comparative consolidated profit or loss is represented as if the operation had been discontinued from the start of the comparative year.

18

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(d) Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of property and equipment consists of the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use.

Depreciation is recognized based on the cost of items comprising property and equipment, less their estimated residual values, using the straight-line method and the following useful lives:

Computer Equipment and Servers	2 to 5 years
Leasehold Improvements	Over the lease term
Office Furniture and Equipment	5 years
Right-of-Use Assets	Over the lease term

Any item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on the derecognition of the asset (i.e. calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in consolidated profit or loss in the period the asset is derecognized. An asset's residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

(e) Right-of-Use Assets

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease terms. Right-of-use assets are subject to evaluation of potential impairment.

(f) Intangible Assets

Intangible assets consist of domain names and other intangibles. The Company has determined that the intangible assets have an indefinite useful life due to there being no foreseeable limit to the period over which the assets are expected to generate net cash inflows to the Company. Intangible assets are carried at cost less accumulated impairment losses. The intangible assets are reviewed annually for impairment as described in Note 3(h).

(g) Research and Development

Research costs are expensed as incurred and are included in the line item, "General and administrative", in consolidated profit or loss. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has enough resources to complete development to use or sell the asset.

19

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(h) Impairment of Non-Financial Assets

Non-financial assets with finite lives are tested for impairment when events or changes in circumstances indicate that the carrying amount may exceed its recoverable amount. On the other hand, non-financial assets with indefinite lives are not amortized and are reviewed annually for impairment.

For the purpose of testing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). An impairment loss is recognized for the amount, if any, by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less cost of disposal and value in use (being the present value of expected future cash flows of the asset or CGU). Any impairment is recorded in consolidated profit or loss in the reporting period in which the impairment is identified. Where an impairment loss subsequently reverses, the carrying amount is adjusted to the reversed amount that is not greater than the amount that would have been recorded had no impairment been previously recognized.

(i) Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. The provision is measured using estimated cash flows required to settle the obligations determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company had no material provisions nor onerous contracts as at December 31, 2022 and 2021 respectively.

(j) Client Liabilities

Client liabilities represent the Company's obligations to deliver fiat money to users of the Company's trading platform upon demand for withdrawal.

(k) Lease Liabilities

The Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment includes fixed payments (including in-substance fixed payments). Variable payments are recorded in consolidated profit or loss as incurred.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate, at the lease commencement date, if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

20

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(k) Lease Liabilities (Cont'd)

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5). Lease payments on short-term leases and leases of low-value assets are recognised as expenses in the period incurred.

(l) Share Capital

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs.

(m) Share-Based Payments

Equity settled share-based payments to employees, directors, and others providing similar services, are measured at the fair value of the equity instruments at the award date using an option pricing model. The fair value determined at the grant date of the equity-settled share-based payments is expensed according to a graded vesting schedule over the vesting period, adjusted for expected forfeitures, with a corresponding increase to equity in reserves. Consideration received on the exercise of stock options is recorded as share capital.

Share-based payments with parties other than employees, carry a rebuttable presumption that the fair value of the goods or services received can be estimated reliably. In certain circumstances, the Company rebuts this presumption because it cannot estimate reliably the fair value of the goods or services received and as a result values the transaction at the fair value of the equity instruments issued.

When a modification increases the fair value of the equity instruments granted, the incremental fair value is recognised over the remaining modified vesting period, whereas the balance of the original grant-date fair value is recognized over the remaining original vesting period. The incremental fair value is the difference between the fair value of the modified share-based payment and that of the original share-based payment, both measured at the date of the modification.

Stock options that expire or are terminated in accordance with the Plan are returned to the option pool and become available for future grants. Any amounts in reserves, relating to expired or terminated stock options, remained unchanged.

21

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(n) Financial Instruments

The Company classifies its financial assets and financial liabilities in the following measurement categories:

(i) those to be measured subsequently at fair value through profit or loss ("FVTPL");

(ii) those to be measured subsequently at fair value through other comprehensive income ("FVOCI"); and

(iii) those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of these cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value gains and losses are either recorded in consolidated profit or loss or other comprehensive income.

Classifications

Summary of the Company's Classifications and Measurements of Financial Assets and Liabilities
	Classification	Measurement
Cash	Amortized cost	Amortized cost
Trade and other receivables	Amortized cost	Amortized cost
Due from related parties	Amortized cost	Amortized cost
Derivative instruments	FVTPL	Fair value
Deposits	Amortized cost	Amortized cost
Investments	FVTPL	Fair value
Notes receivable	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Warrant liabilities	FVTPL	Fair value
Client liabilities	Amortized cost	Amortized cost
Unearned revenue	Amortized cost	Amortized cost
Debt obligations	Amortized cost	Amortized cost

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Financial Assets at Fair Value through Other Comprehensive Income

Equity instruments that are not held-for-trading can be irrevocably designated to have their change in fair value recognized through other comprehensive income instead of through profit or loss. This election can be made on individual instruments and is not required to be made for the entire class of instruments. Financial assets at FVOCI are initially measured at fair value and changes therein are recognized in other comprehensive income.

22

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(n) Financial Instruments (Cont'd)

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset and financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit or loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

Impairment of Financial Assets

Financial assets, other than those classified at FVTPL, are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For trade receivables only, the Company applies the simplified approach as permitted by IFRS 9 - Financial Instruments ("IFRS 9"). The approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivables.

Evidence of impairment may include indications that the counterparty debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables are reviewed qualitatively on a case- by-case basis to determine whether they need to be written off.

23

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(n) Financial Instruments (Cont'd)

Impairment of Financial Assets (Cont'd)

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third- party insurance, and forward looking macro-economic factors in the measurement of the expected credit losses associated with its financial assets carried at amortized cost.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Derivative Instruments

In the normal course of business, the Company enters into derivatives. Derivatives are instruments that derive their value from changes in an underlying reference outside the control of the Company (which can be most frequently used foreign exchange rates or the price of a digital asset).

The most frequently used derivatives by the Company are bitcoin futures ("BTC Futures") and digital currency futures.

● BTC futures - A digital asset future is an exchange traded contract which represents a legal agreement to either buy or sell digital assets at a predetermined price at a specified time in the future. Depending on contract specifications, the futures contract can be settled either in digital assets or cash.

● Digital currency futures - A digital currency future, other than BTC futures, is an exchange traded contract which represents a legal agreement to either buy or sell the digital currency at a predetermined price at a specified time in the future.

The Company uses the derivatives for trading purposes which are initially measured at fair value and subsequent to initial recognition any unrealized gains (loss) in derivatives are recognized under the line item, "Change in fair value of derivative instruments", in consolidated profit or loss.

24

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(o) Revenues

The revenues that the Company generates consist of spread revenue, fee revenue and licensing revenue. The Company determines revenue recognition from contracts through the following five steps: (i) identification of the contract, or contracts, with the customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of the revenue when, or as, the Company satisfies a performance obligation. Revenue is recognized when control of the promised goods or services are transferred to the customers.

Spread Revenue

Spread revenue represents the premium that the Company derives from the execution of exchange transactions that occur on the trading platform, equivalent to a broker-trader margin. Spread revenue is recognized at the point in time when the transaction has been executed and the Company's performance obligation relating to the exchange transaction has been satisfied and the economic benefit arising from the activity can be measured reliably. Revenues may be denominated in fiat currency or digital assets. Revenues are measured at the fair value of the consideration received. See Note 4(i)(a) for further discussion of the Company's accounting policy in respect to determining the fair value of digital assets.

Fee Revenue

Fee revenue is derived from transaction fees that are levied upon users of the platform when they enter into transactions to deposit and withdraw assets from their account or execute trade transactions for the exchange of fiat money or digital assets using the Company's trading platform.

Transaction fees are recognized as fee revenue when the underlying transaction has been executed and the Company's performance obligation to the user has been completed. The collection of transaction fees is made at the time of transaction. The Company is an agent in transactions between customers and presents revenue for the fees earned on a net basis.

Judgment is required in determining whether the Company is the principal or the agent in transactions between customers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the crypto asset provided before it is transferred to the customer (i.e., gross) or whether it acts as an agent by arranging for other customers on the platform or on a third party exchange to provide the digital assets to the customer (i.e. net). The Company does not control the digital assets being provided before it is transferred to the buyer, does not have inventory risk related to the digital assets and is not responsible for the fulfillment of the digital assets. The Company also does not set the price for the digital assets as the price is a market rate established by the third-party exchanges. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer or a buyer on a third- party exchange.

25

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(o) Revenues (Cont'd)

Fee Revenue (Cont'd)

The Company considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed. Contracts with customers are open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided.

The Company charges a fee at the transaction level. The transaction price, represented by the trading fee, is calculated based on volume and may vary depending on payment type and the value of the transaction. The Company has concluded that this volume-based pricing approach does not constitute a future material right since the discount is within a range typically offered to a class of customers with similar volume. The transaction fee is collected from the customer at the time the transaction is executed. In certain instances, the transaction fee can be collected in digital assets, with revenue measured based on the amount of digital assets received and the fair value of the digital assets at the time of the transaction.

Licensing Revenue

Licensing revenue is derived from Software Licenses, Services and Development Agreements in which the Company licenses the back-end software of its technology platform to licensees to enable them to offer digital asset trading to their customers, in addition to providing development services. Revenue is recognized when the Company's performance obligations to the licensees have been completed.

(p) Miners' Fees

Miners' fees represent the cost to have a transaction broadcast and confirmed by the particular digital assets network using blockchain technology. The fee is paid to the miner who includes that transaction in a block. Miners' fees are denominated in units of digital assets and then translated to the Company's functional currency. The methodology to translate a miners' fee from units of digital assets to Canadian dollars is the same as that used to translate digital asset transactions related to revenue. The aggregate cost of miners' fees incurred during the year is included in the line item, "General and administrative", in the consolidated profit or loss.

(q) Government Grants

The Company has recognized under debt obligations non-interest-bearing loans received from its financial institution during the COVID-19 pandemic. The Company will comply with the conditions associated with the loan to benefit from the loan forgiveness.

Grants that compensate the Company for expenses incurred are recognised in the consolidated profit or loss as other income on a systematic basis in the periods in which the expenses are recognised, unless the conditions for receiving the grant are met after the related expenses have been recognised. In this case, the grant is recognised when it becomes receivable.

26

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(r) Income Tax (Recovery) Expense

Income tax (recovery) expense comprises current income tax and deferred tax. Income tax (recovery) expense is recognized in the consolidated profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented as non-current.

(s) New and Revised Accounting Standards and Policies to be Adopted in the Future

At the date of authorization of these consolidated financial statements, the IASB has issued the following new and revised accounting standards and policies which are not yet effective for the relevant reporting year and which the Company has not early adopted in the consolidated financial statements:

1. Amendments to IAS 1 - Presentation of Financial Statements ("IAS 1"): Classification of Liabilities as Current or Non-Current

The amendments clarify the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The Company is currently evaluating the potential impact of these amendments on its consolidated financial statements. The amendments will be effective for annual reporting periods beginning on or after January 1, 2024 with early application permitted.

27

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(s) New and Revised Accounting Standards and Policies to be Adopted in the Future (Cont'd)

2. Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosures of Accounting Policies

In February 2021 the IASB issued the amendments to IAS 1 that required the Company to disclose its material accounting policy information. The amendments to IFRS Practice Statement 2 also issued in February 2021, provide guidance on how to apply the concept of materiality.

Under the amendments, the Company discloses material accounting policy information. Accounting policy information is 'material' if, when considered together with other information included in the Company's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The Company has assessed these amendments and they are not expected to have a material impact on its consolidated financial statements. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early application permitted.

3. Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

In February 2021 the IASB issued amendments to IAS 8. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The Company has assessed these amendments and they are not expected to have a material impact on its consolidated financial statements. The amendments will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

4. Amendments to IAS 12 - Income Taxes ("IAS 12")

In May 2021 the IASB issued amendments to IAS 12. The amendments, deferred tax related to assets and liabilities arising from a single transaction, narrow the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Company has assessed these amendments and they are not expected to have a material impact on its consolidated financial statements. The amendments will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

28

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

4. Significant Accounting Estimates, Judgments and Assumptions

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Items for which actual results may differ significantly from these estimates are described in the following sections:

(i) Significant Accounting Estimates

(a) Fair Value of Digital Assets

The fair value of a digital asset is measured using the assumptions that market participants would use when pricing the asset, assuming that market participants act in their economic best interest. The fair value measurement of digital assets is a Level 1 fair value measurement as it is based on quoted (unadjusted) market prices in active markets for identical assets.

The Company obtains the equivalency rate of digital assets to US dollars from specific digital currency exchanges which have appropriate size and liquidity to provide reliable evidence of fair value.

The equivalency rate that is used to measure digital asset transactions related to fee revenue and spread revenue is the equivalency rate that is available at a time as near as possible to the time of the transaction. The Company then translates the transaction from US dollars to Canadian dollars at the rate of exchange applicable on the transaction date. At the end of each reporting period, the value of digital assets is measured to fair value based on the equivalency rate of the particular digital assets to US dollars and the rate of exchange of US dollars to Canadian dollars, in effect at that date. Gains or losses on remeasurement to fair value are included in consolidated profit or loss in the period in which they arise.

(b) Depreciation of Property and Equipment

The Company applies the straight-line method based on estimated useful lives of property and equipment to recognize depreciation of property and equipment to best reflect the pattern in which the assets' future economic benefits are expected to be consumed by the Company.

(c) Valuation of Warrants, Options, and Other Derivative Instruments

The fair value of warrants, options, and other derivative instruments are determined using an option pricing model. Option pricing models require the input of subjective assumptions including expected dividend yield, expected volatility and expected life of the instrument.

29

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

4. Significant Accounting Estimates, Judgments and Assumptions (Cont'd)

(i) Significant Accounting Estimates (Cont'd)

(d) Valuation of Investments Without a Quoted Price

The Company uses historical data and assumptions issued by the investment fund managers to estimate its share of investment in the funds, where a quoted price is not readily available, by comparing the values of its investments as reported by the fund managers to the overall portfolio of the funds.

(ii) Significant Judgments

(a) Going Concern

Judgments and estimates are required to determine whether the Company and its subsidiaries are a going concern. These judgments and estimates include expected future cash flows, access to capital and regulatory changes, and are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

(b) Impairment of trade receivables, other receivables and notes receivable

Judgment is required to determine the expected credit losses. These judgments include the collectability of individual receivables and are continuously evaluated and are based on management's experience and knowledge of the facts and circumstances.

(c) Income Tax and Indirect Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Management exercises judgment to determine the extent to which deferred tax assets are recoverable and can therefore be recognized in the consolidated statements of financial position and consolidated profit or loss.

The Company holds digital assets for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin. The Company includes in taxable income the full amount of unrealized and realized gains and losses on revaluation of digital assets to fair value. There is uncertainty regarding the taxation of digital assets and the Canada Revenue Agency ("CRA") may assess the Company differently from the position adopted. This could impact the Company's provision for current tax. This could impact the Company's obligations with respect to the collection and remittance of goods and services tax/harmonized sales tax.

30

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

5. Capital Risk Management

The Company manages its capital with the following objectives:

● To achieve ongoing business objectives including the funding of future growth opportunities and improving shareholder returns; and

● To manage its liquidity and capital risks.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, incurring debt, adjusting capital spending, and/or purchasing or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves and accumulated deficit, which as at December 31, 2022 totaled $51,226 (2021 - $69,598).

CCML includes equity attributable to owners of CCML and debt obligations in the definition of capital which amounted to $17,699 as at December 31, 2022 (2021 - $772). CCML manages its capital and makes adjustments to it, based on the funds available, in order to support its business. Under the rules of the New SRO, CCML is required to maintain a risk adjusted capital, as defined, in an amount not less than zero. CCML is subjected to profitability triggers. CCML has maintained risk adjusted capital in line with regulatory requirements since registration.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, other investing and financing activities. The forecast is updated based on actual activities. Financial statements, budgets and forecasts are provided to the Board of the Company.

31

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

6. Trade and Other Receivables

		Interest	Year of
As at December 31,	Security	Rate	Maturity	2022	2021
Current:				$	$
Trade receivable				546	558
Cash held-in-escrow				336	2,000
HST recoverable				137	-
Other receivables				104	221
Total Trade and Other Receivables				1,123	2,779

Non-Current:				$	$

Bitcoin Robin promissory note	Unsecured	5%	2024	282	125
FRNT Financial promissory note	Note 1	Prime	2023	228	222
Stock option promissory notes	Note 2	1%	2025	119	157
Revolving loan - Hot wallet	Unsecured	Non-interest bearing	On demand	50	50
Revolving loan - Fiat	Unsecured	Non-interest bearing	On demand	50	50
Total Notes Receivable				729	604

Note 1: The promissory note is secured by a general security agreement on all of the assets of the company.

Note 2: The promissory notes are secured by common shares of the Company owned by the borrower (Refer to Note 24(b)).

32

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

7. Digital Assets, Client Holdings, Company Holdings and Client Liabilities

Digital assets are held by CCML to facilitate the operation of its trading platform. The Company manages the holding of digital assets with the objective of ensuring an appropriate matching of assets and client holdings. Fiat currency that is transferred to the Company by users of the trading platform is included in cash in the consolidated statements of financial position.

The following table presents the changes in digital assets, client holdings and Company holdings during the years ended December 31, 2022 and 2021 respectively.

				Digital Assets				Client Holdings		Company Holdings
		Balance as at		Net Movements During the		Balance as at		Balance as at		Balance as at
		December 31, 2021		Year		December 31, 2022		December 31, 2022		December 31, 2022
Digital Assets	Measurement	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $
Bitcoin	Units	4,932	288,956	(879)	(197,908)	4,053	91,048	4,053	91,048	-	-
Litecoin	Units	47,404	8,788	(12,947)	(5,516)	34,457	3,272	33,807	3,211	650	61
Ethereum Classic	Units	100,795	4,350	(14,536)	(2,512)	86,259	1,838	83,943	1,789	2,316	49
XRP	Units	49,043,934	51,674	3,609,597	(27,367)	52,653,531	24,307	52,236,006	24,114	417,525	193
Dogecoin	Units	283,827,881	61,266	(50,244,710)	(38,970)	233,583,171	22,296	233,297,292	22,268	285,879	28
Ethereum	Units	44,225	206,099	(12,421)	(154,423)	31,804	51,676	31,670	51,458	134	218
Stellar	Units	20,681,931	6,990	(1,357,775)	(5,126)	19,324,156	1,864	18,921,388	1,826	402,768	38
Cardano	Units	1,091,702	1,811	2,278,443	(683)	3,370,145	1,128	3,329,760	1,114	40,385	14
USD Coin	Units	34,617	44	909,720	1,238	944,337	1,282	919,210	1,247	25,127	35
Shiba Inu	Units	57,723,797,917	2,444	86,890,959,604	(854)	144,614,757,521	1,590	142,410,788,540	1,567	2,203,968,981	23
Others	Units	1,301,236	14,751	3,955,485	(10,072)	5,256,721	4,679	4,667,107	4,335	589,614	344
Total Digital Assets			647,173		(442,193)		204,980		203,977		1,003

33

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

7. Digital Assets, Client Holdings, Company Holdings and Client Liabilities (Cont'd)

		Digital Assets						Client Holdings		Company Holdings
		Balance as at		Net Movements During the		Balance as at		Balance as at		Balance as at
		December 31, 2020		Year		December 31, 2021		December 31, 2021		December 31, 2021
Digital Assets	Measurement	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $
Bitcoin	Units	4,821	177,944	111	111,012	4,932	288,956	4,888	286,383	44	2,573
Litecoin	Units	44,454	7,042	2,950	1,746	47,404	8,788	46,567	8,633	837	155
Ethereum Classic	Units	44,043	319	56,752	4,031	100,795	4,350	94,462	4,077	6,333	273
XRP	Units	28,359,925	7,943	20,684,009	43,731	49,043,934	51,674	48,389,938	50,985	653,996	689
Dogecoin	Units	461,112,750	2,748	(177,284,869)	58,518	283,827,881	61,266	281,377,865	60,737	2,450,016	529
Ethereum	Units	36,087	33,904	8,138	172,195	44,225	206,099	43,962	204,872	263	1,227
Stellar	Units	11,999,940	1,951	8,681,991	5,039	20,681,931	6,990	20,110,330	6,797	571,601	193
Cardano	Units	-	-	1,091,702	1,811	1,091,702	1,811	1,060,075	1,759	31,627	52
USD Coin	Units	-	-	34,617	44	34,617	44	28,607	36	6,010	8
Shiba Inu	Units	-	-	57,723,797,917	2,444	57,723,797,917	2,444	57,486,687,423	2,434	237,110,494	10
Others	Units	16,167	3,640	1,285,069	11,111	1,301,236	14,751	1,197,699	13,387	103,537	1,364
Total Digital Assets			235,491		411,682		647,173		640,100		7,073

34

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

7. Digital Assets, Client Holdings, Company Holdings and Client Liabilities (Cont'd)

The Company values its digital assets using US dollar quotes from Coinmarketcap.com, the US based price- tracking website for digital assets. The US dollar quotes are converted into Canadian dollars using Bank of Canada exchange rates. The Company uses the US dollar quotes at 23:59 UTC on the last day of each calendar month.

Client Liabilities

Client liabilities represent the Canadian dollars, US dollars and other fiat currencies owing to clients based on their holdings on the Company's trading platform.

As at December 31,		2022		2021
Client Liabilities	$		$
Canadian dollar		25,143		42,150
Foreign currencies		5,994		5,729
Total Client Liabilities		31,137		47,879

8. Prepaids and Deposits

The Company has made various prepayments and deposits. Prepayments are recognized as an expense over the service period, while deposits are applied in the period in which the related liability is due.

As at December 31,	2022	2021
Current:	$	$
Prepaid software	449	270
Prepaid insurance	112	193
Prepaid digital advertising	6	35
Other prepaids	4	565
Total Prepaids	571	1,063

Non-Current:	$	$
Deposits	377	411
Total Deposits	377	411

35

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

9. Discontinued Operations and Assets Held-for-Sale

During the year ended December 31, 2020, the Company made the decision to sell its entire digital assets mining and ATM businesses. Management committed to a plan to sell those businesses in 2020, following a strategic decision to place greater focus on the Company's key competency - i.e., trading of digital assets. Management sold its ATM business during the year ended December 31, 2021 and sold the assets held-for- sale from the digital assets mining business on March 7, 2022.

During the year ended December 31, 2021, the Company made the decision to liquidate one of its subsidiaries namely Cryptiv Inc. ("Cryptiv"). This subsidiary does not have any assets or liabilities as at December 31, 2022 and no profit or loss transaction during the year ended December 31, 2022. Management is committed to liquidate the subsidiary in 2023 after completion of all legal requirements.

Effect of Disposal Coinsquare Mining Ltd. on the
Financial Position of the Company as at December 31,	2022	2021
	$	$
Property and equipment	-	572

Net Asset	-	572

Results of Discontinued Operations for Year Ended
December 31,	2022	2021
	$	$
Non-controlling interest	1,386	-
Loss on disposal of subsidiary	(1,765)	-
Net expenses	(33)	(784)

Net Loss from Discontinued Operations	(412)	(784)

Net Loss on Discontinued Operations Attributable To:
Owners of the Company	(1,781)	(396)
Non-controlling interest	1,369	(388)

	(412)	(784)

36

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

9. Discontinued Operations and Assets Held-for-Sale (Cont'd)

Cash Flow from Operating Activities	2022	2021
	$	$
Net cash provided from operating activities	(33)	39
Cash (Used in) Provided from Operating Activities	(33)	39

Cash Flow from Investing Activities	2022	2021
	$	$
Consideration received, satisfied in cash	171	-
Cash and cash equivalent disposed of	(174)	-
Cash Used in Investing Activities	(3)	-

37

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

10.   Property and Equipment

Property and equipment consist of the following:

			Office
	Computer		Furniture
	Equipment	Leasehold	and	Right-of-Use
	and Servers	Improvements	Equipment	Assets	Total

Costs	$	$	$	$	$
Balance, December 31, 2020	1,349	1,430	1,094	6,622	10,495
Additions	375	11	11	-	397
Lease incentive adjustments	-	-	-	(27)	(27)

Balance, December 31, 2021	1,724	1,441	1,105	6,595	10,865
Additions	30	-	-	-	30
Adjustments	(40)	-	-	-	(40)
Disposals	(51)	-	-	-	(51)

Balance, December 31, 2022	1,663	1,441	1,105	6,595	10,804

Accumulated Depreciation

Balance, December 31, 2020	(1,300)	(765)	(552)	(3,385)	(6,002)
Depreciation	(160)	(294)	(220)	(1,298)	(1,972)

Balance, December 31, 2021	(1,460)	(1,059)	(772)	(4,683)	(7,974)
Depreciation	(174)	(299)	(220)	(1,325)	(2,018)
Disposals	44	-	-	-	44

Balance, December 31, 2022	(1,590)	(1,358)	(992)	(6,008)	(9,948)

Carrying Amounts

Balance, December 31, 2022	73	83	113	587	856

Balance, December 31, 2021	264	382	333	1,912	2,891

38

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

11.   Intangible Assets

	Intellectual	Domain	FTX	Other
	Property	Names	Tokens	Intangibles	Total

Carrying Amounts	$	$	$	$	$

Balance, December 31, 2020	1,011	1,315	-	9	2,335
Additions	-	-	18	-	18
Disposals	(1,011)	-	-	-	(1,011)

Balance, December 31, 2021	-	1,315	18	9	1,342
Additions	-	-	2	-	2
Disposals	-	(1,255)	-	-	(1,255)
Change in fair value	-	-	2	-	2
Write down	-	-	(22)	-	(22)

Balance, December 31, 2022	-	60	-	9	69
39

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

12. Investments

			Balance						Balance	Fair Value
			as at				Gain	Change	as at
			December			Distribution	(Loss) on	in Fair	December
Investments	Equity Instrument	Method	31, 2021	Additions	Disposals	Received	Disposal	Value	31, 2022	Level 1	Level 2	Level 3	Total
Current: Investment			$	$	$	$	$	$	$	$	$	$	$
All of Us Financial (i)	Private investments	FVTPL	1,932	-	(2,254)	-	315	7	-	-	-	-	-

Total Current Investment			1,932	-	(2,254)	-	315	7	-	-	-	-	-
Non-Current: Investments			$	$	$	$	$	$	$	$	$	$	$
Yooma (Formerly GlobalLive) (ii)	Publicly traded securities	FVTPL	4	-	-	-	-	(4)	-	-	-	-	-
Mogo (iii)	Publicly traded securities	FVTPL	3,745	-	(306)	-	(15)	(2,826)	598	598	-	-	598
FRNT Financial (iv)	Publicly traded securities	FVTPL	6,026	-	-	-	-	(4,660)	1,366	1,366	-	-	1,366
Blockchange I (v)	Private investments	FVTPL	18,220	-	-	(203)	-	(15,524)	2,493	-	-	2,493	2,493
Blockchange II (v)	Private investments	FVTPL	2,086	-	-	(136)	-	(1,412)	538	-	-	538	538
Getcoin Hub Inc. (vi)	Private investments	FVTPL	18	-	-	-	-	(13)	5	-	-	5	5
Connect First (viii)	Private investments	FVTPL	100	-	-	-	-	-	100	-	-	100	100
HiredHippo SAFE (ix)	Warrants and SAFEs	FVTPL	25	-	-	-	-	-	25	-	-	25	25
NXM SAFE (x)	Warrants and SAFEs	FVTPL	381	-	-	-	-	26	407	-	-	407	407
Total Non-Current Investments			30,605	-	(306)	(339)	(15)	(24,413)	5,532	1,964	-	3,568	5,532

Total Investments			32,537	-	(2,560)	(339)	300	(24,406)	5,532	1,964	-	3,568	5,532

40

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

12. Investments (Cont'd)

			Balance as						Balance as	Fair Value

			at						at
			December			Distribution	Gain on	Change in	December
Investments	Equity Instrument	Method	31, 2020	Additions	Disposals	Received	Disposal	Fair Value	31, 2021	Level 1	Level 2	Level 3	Total
Current: Investment			$	$	$	$	$	$	$	$	$	$	$
All of Us Financial (i)	Private investments	FVTPL	-	1,844	-	-	-	88	1,932	-	-	1,932	1,932

Total Current Investment			-	1,844	-	-	-	88	1,932	-	-	1,932	1,932
Non-Current: Investments			$	$	$	$	$	$	$	$	$	$	$
Yooma (Formerly GlobalLive) (ii)	Publicly traded securities	FVTPL	6	-	-	-	-	(2)	4	4	-	-	4
Mogo (iii)	Publicly traded securities	FVTPL	-	7,831	-	-	-	(4,086)	3,745	3,745	-	-	3,745
FRNT Financial (iv)	Private investments	FVTPL	2,889	-	-	-	-	3,137	6,026	-	-	6,026	6,026
Blockchange I (v)	Private investments	FVTPL	2,946	-	-	(5,216)	-	20,490	18,220	-	-	18,220	18,220
Blockchange II (v)	Private investments	FVTPL	440	-	-	(75)	-	1,721	2,086	-	-	2,086	2,086
Getcoin Hub Inc. (vi)	Private investments	FVTPL	18	-	-	-	-	-	18	-	-	18	18
OSF Management Corp (vii)	Private investments	FVTPL	955	-	(3,000)	-	2,045	-	-	-	-	-	-
Connect First (viii)	Private investments	FVTPL		100	-	-	-	-	100	-	-	100	100
HiredHippo SAFE (ix)	Warrants and SAFEs	FVTPL	25	-	-	-	-	-	25	-	-	25	25
NXM SAFE (x)	Warrants and SAFEs	FVTPL	397	-	-	-	-	(16)	381	-	-	381	381

Total Non-Current Investments			7,676	7,931	(3,000)	(5,291)	2,045	21,244	30,605	3,749	-	26,856	30,605

Total Investments			7,676	9,775	(3,000)	(5,291)	2,045	21,332	32,537	3,749	-	28,788	32,537

41

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

12. Investments (Cont'd)

(i) On May 4, 2021, the Company purchased 319,633 shares of All of Us Financial Inc. ("All of Us Financial") valued at US$1,500, representing US$4.69 per share and 6.5% of outstanding shares of All of Us Financial. On February 16, 2022, the Company disposed of its entire investment of 319,633 Series Seed Preferred Stock in All of Us Financial for gross proceeds of US$1,788 representing US$5.59 per stock with a gain on disposal of $315 (December 31, 2021 - $Nil). As at December 31, 2022, a fair value gain of $7 (December 31, 2021 - Fair value gain of $88) has been recognized in respect of this investment.

(ii) On April 5, 2018, the Company purchased 500,000 subscription receipts from GlobalLive Technology Partners Inc. ("GlobalLive") at a price of $1.00 per subscription receipt. On June 8, 2018, GlobalLive completed a qualifying transaction on the TSX Venture Exchange and was listed under the ticker "LIVE". The Company received 500,000 common shares of the newly listed entity for its 500,000 subscription receipts which closed on June 8, 2018. On February 11, 2021, Yooma completed its reverse take-over of GlobalLive by way of a statutory plan of arrangement and Yooma began trading on the Toronto Stock Exchange. As at December 31, 2022, a fair value loss of $4 (December 31, 2021 - Fair value loss of $2) has been recognized in respect of this investment.

(iii) On April 16, 2021, the Company received 851,157 of Mogo Inc's ("Mogo") common shares at a price of $9.20 per share. The common share issuance was part of a strategic acquisition by Mogo for 19.99% of the Company's issued and outstanding shares. The warrants expired on October 16, 2022. The Company sold 55,000 shares in Mogo for $306 and recognized a loss on disposal of $15 (December 31, 2021 - $Nil). As at December 31, 2022, a fair value loss of $2,826 (December 31, 2021 - Fair value loss of $4,086) has been recognized in respect of this investment.

(iv) On October 28, 2019, the Company acquired common shares of FRNT Financial Inc. ("FRNT Financial") through the exercise of warrants at $0.01 per share. In November 2020, 70,780 shares were sold at $14.13 per share. As at December 31, 2021, the Company held 4,017,378 common shares, as a result of a 1 to 19.65112699 stock split that took place in February 2021. As at December 31, 2022, a fair value loss of $4,660 (December 31, 2021 - Fair value gain of $3,137) has been recognized in respect of this investment.

(v) On January 17, 2018, the Company purchased limited partnership units of a privately held blockchain venture capital and private equity limited partnership fund ("Blockchange I") for $1,000. On October 18, 2018, the Company purchased limited partnership units of another private equity limited partnership fund ("Blockchange II") for US$152. During the year ended December 31, 2022 the Company received $203 and $136 (December 31, 2021 - $5,216 and $75) as distributions from Blockchange I and Blockchange II respectively. As at December 31, 2022, a fair value loss of $16,936 (December 31, 2021 - Fair value gain of $22,211) has been recognized in respect of these two funds.

(vi) On February 15, 2019, the Company acquired 75 common shares of Getcoin Hub Inc. through the acquisition of Tipcoin Inc. with a cost base of $265. This represented a 19.84% ownership of Getcoin Hub Inc. As at December 31, 2022, a fair value loss of $13 (December 31, 2021 - Fair value loss of $Nil) has been recognized in respect of this investment.

42

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

12. Investments (Cont'd)

(vii) On March 5, 2020, the Company purchased 69,920 shares of OSF Management Corp for US$7 at US$0.0001 per share. In June 2021, 69,920 shares were sold at $42.91 per share. During the year ended December 31, 2022, the Company recognized a gain on disposal of investment of $Nil (December 31, 2021 - Gain on disposal of investment of $2,045) with a disposal proceeds of $Nil (December 31, 2021 - Disposal proceeds of $3,000).

(viii) On November 9, 2021, the Company invested $100 in the common shares of Connect First Credit Union Ltd ("Connect First") at the rate of $1 per share.

(ix) On November 7, 2018, the Company paid $25 to enter into a Simple Agreement for Future Equity ("SAFE") in Neemo Tech Inc. (Operating as HiredHippo) at a valuation cap of $2,500 and a discount rate of 80%.

(x) On July 30, 2019, the Company paid $300 to enter into a SAFE in NXM labs Inc. at a valuation cap of US$20,000 and a discount rate of 25%. On September 30, 2020, the Company received 460,954 preferred shares at a unit price of $0.651 per share. As at December 31, 2022, a fair value gain of $26 (December 31, 2021 - Fair value loss of $16) has been recognized in respect of this investment.

43

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

13. Equity-Accounted Investees

Tetra Trust Company ("Tetra")

Effective June 28, 2021, the Company purchased 15,000,000 common shares in Tetra through a combination of cash $2,000 and intellectual property valued at $5,500 for a total consideration of $7,500 representing a 59.06% equity holding in Tetra. On June 30, 2021 the Company lost its controlling interest in Tetra when the Company sold 1,300,000 shares of its holdings in Tetra to Mogo at $1.00 per share representing a decrease from 59.06% to 49.76%.

Management has used the most recent share price transaction from multiple investors as the market value share price to determine the cost of investment in its equity-accounted investee after the Company lost control of its subsidiary.

On July 6, 2021, the Company increased its common shares holding in Tetra to 15,000,000 common shares representing 46.76% equity holding after acquiring 1,300,000 treasury shares from Tetra for total consideration of $1,300. During the year ended December 31, 2022 the Company's holding in Tetra was reduced from 46.76% to 45.41% due to employee stock options being converted into shares by Tetra.

The following table summarises the financial information of Tetra as included in its own financial statements. The table also reconciles the summarized financial information to the carrying amount of the Company's interest in Tetra. The 2022 results of Tetra represent for the year ended December 31, 2022 as compared to 2021 results for the period from July 6, 2021 to December 31, 2021.

As at December 31,	2022	2021

Percentage Ownership Interest	45.41%	46.76%
	$	$
Current assets	7,576	9,174
Non-current assets	3,954	4,992
Current liabilities	(847)	(606)
Non-current liabilities	(26)	-

Net Assets - 100%	10,657	13,560

Company's share of net assets - 45.41%/46.76%	4,839	6,341
Change in fair value of net assets	7,620	8,014

Carrying Amount of Interest in Equity-Accounted Investees	12,459	14,355

44

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

13. Equity-Accounted Investees (Cont'd)

Tetra Trust Company ("Tetra") (Cont'd)

As at December 31,	2022	2021
	$	$
Carrying Amount, Opening	14,355	-
Initial investment in equity-accounted investees - Cash	-	2,000
Initial investment in equity-accounted investees - Intellectual property	-	5,500
Gain on loss of control	-	6,850
Disposal of equity-accounted investees	-	(650)
Additions to investment in equity-accounted investees	-	1,300
Share of loss for the period	(1,896)	(645)

Carrying Amount, Ending	12,459	14,355

Period ended December 31,	2022	2021
	$	$
Disposal proceeds	-	1,300
Carrying amount as per above	-	(650)

Gain on Disposal of Investment	-	650

Period ended December 31,	2022	2021
	$	$
Revenue	367	-
Net loss for the period - 100%	(4,174)	(1,379)

Company's Share of Loss for the Period - 45.41%/46.76%	(1,896)	(645)

45

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

13. Equity-Accounted Investees (Cont'd)

Tetra Trust Company ("Tetra") (Cont'd)

Period ended December 31,	2022	2021
	$	$
Gain on loss of control as per above	-	6,850
Gain on loss of control of subsidiary	-	4,227

Total Gain on Loss of Control of Subsidiary	-	11,077

12800187 Ontario Ltd

Effective March 5, 2021, the Company purchased 2,250,000 voting common shares in the capital of the 12800187 Ontario Ltd (dba "Bitcoin Robin") for an aggregate purchase price equal to $Nil representing a 25% equity holding in Bitcoin Robin.

On June 15, 2021, the Company signed a Commercial Bitcoin Teller Machines ("BTM") and Service Agreement and a Secured Promissory Note Agreement where the Company granted a promissory note of $125 to Bitcoin Robin with an annual interest rate of 5% and a maturity date of June 15, 2024. The Company provided non-interest-bearing revolver loans of $100 to Bitcoin Robin, the revolver loans are repayable on demand.

The following table summarises the financial information of Bitcoin Robin as included in its own financial statements. The table also reconciles the summarized financial information to the carrying amount of the Company's interest in Bitcoin Robin. The 2022 results of Bitcoin Robin represent for the year ended December 31, 2022 as compared to 2021 results for the period from June 15, 2021 to December 31, 2021.

As at December 31,	2022	2021

Percentage Ownership Interest	25.00%	25.00%
	$	$
Current assets	133	186
Non-current assets	155	83
Current liabilities	(30)	(40)
Non-current liabilities	(375)	(225)

Net (Liabilities) Assets - 100%	(117)	4

Company's share of net assets - 25.00%	-	1

Carrying Amount of Interest in Equity-Accounted Investees	-	1

46

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

13. Equity-Accounted Investees (Cont'd)

12800187 Ontario Ltd (Cont'd)

As at December 31,	2022	2021
	$	$
Carrying Amount, Opening	1	-
Initial investment in equity-accounted investees	-	1
Share of loss for the period	(1)	-
Net Carrying Amount, Ending	-	1

Period ended December 31,	2022	2021
	$	$
Revenue	652	354
Loss for the period - 100%	(114)	-
Company's Share of Loss for the Period and Total Comprehensive Income - 25.00%	(1)	-

14. Accounts Payable and Accrued Liabilities

As at December 31,	2022	2021
	$	$
Accrued liabilities	1,341	1,172
Accounts payable	854	3,400
Payroll accrual	707	493
GST payable	279	139
Overdraft at digital assets exchange	298	21
Total Accounts Payable and Accrued Liabilities	3,479	5,225

47

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

15. Warrant Liabilities

On April 16, 2021, the Company issued warrants to Mogo for the acquisition of 7,240,665 additional common share of the Company at an exercise price of the lesser of $8.29 per warrant or the price per common share used in a completed bona fide equity financing by the Company that raises a minimum of $5,000 prior to the exercise time. Mogo may satisfy the aggregate Exercise Price payable at its discretion through a combination of cash and common shares in Mogo, subject to certain conditions.

		Fair Value
	Warrants	Per
As at December 31,	Outstanding	Warrant	2022	2021
		$	$	$
Fair Value, Opening	7,240,665	1.09	7,885	-
Fair value at initial measurement date of April 16, 2021			-	11,641
Change in fair value of warrant liabilities			(7,885)	(3,756)
Fair Value, Closing	-	-	-	7,885

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's share prices and historical volatility as inputs. The warrants expired on October 16, 2022.

For the year ended December 31, 2022, the Company recorded $7,885 (December 31, 2021 - $3,756) as change in fair value of warrant liabilities related to warrant liabilities which are measured at fair value at the date of inception and subsequently measured at each reporting period with changes being recorded in consolidated profit or loss. In determining the fair value of warrant liabilities for the year ended December 31, 2022, the Company used a Black-Scholes option pricing model applying the following assumptions into the model at the inception and reporting year measurement dates are as follows:

	October 16,	December 31,
As at	2022	2021
Risk-free interest rate	Nil%	0.38%
Expected life warrants (Years)	Nil	0.49
Expected annualized volatility	Nil%	71%
Expected dividend yield	Nil	Nil
Forfeiture rate	Nil	Nil
Exercise price (Per warrant)	$Nil	$8.29
Current price (Per warrant)	$Nil	$7.28

48

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

16. Lease Liabilities

The Company has two lease agreements for its office spaces signed on October 12, 2017 and January 26, 2018 respectively.

Set out below are the carrying amounts of lease liabilities and the movements during the years ended December 31, 2022 and 2021.

	Incremental
	Borrowing	Year of
As at December 31,	Rate	Maturity	2022	2021
			$	$
Balance, Opening	7.75%	2023	1,657	3,222
Interest expense			77	196
Lease incentive adjustments			-	(219)
Repayments during the year			(1,516)	(1,542)
Balance, Ending			218	1,657

Current Portion:
Lease liabilities		2023	218	1,439
Total Current Portion			218	1,439

Non-Current Portion:
Lease liabilities			-	218
Total Non-Current Portion			-	218

Amounts recognized in consolidated profit or loss

Year Ended December 31,			2022	2021
			$	$
Depreciation			1,325	1,298
Interest expense			77	196
Total Depreciation and Interest Expense			1,402	1,494

49

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

16. Lease Liabilities (Cont'd)

The Company has classified the cash payment for the principal portion of lease payments as financing activities and cash payments for the interest expense portion as operating activities consistent with the presentation of interest payments chosen by the Company.

	Payments Due by Periods

Contractual Lease Liabilities	2023	Total
	$	$
Lease liabilities - 590 King Street West	220	220

Total Contractual Lease Liabilities	220	220

17. Debt Obligations

Convertible debentures

On December 17, 2021 the Company closed a private placement of convertible debentures for gross proceeds of $30,000 at an annual interest rate of 10% calculated on a semi-annual basis. The convertible debentures shall mature in 24 months from the closing date if a qualifying event has not occurred, holders shall have the option to convert their convertible debentures into the Company's common shares at the initial conversion price of $9.00 per share. The initial conversion price of $9.00 per share is subject to change in the following cases and the Company has determined that the convertible debentures do not satisfy the "fixed to fixed" criteria and therefore were accounted for as a liability. If one of the below qualifying events occurs, it will trigger the conversion of the convertible debentures.

● In the case of a Public Offering Transaction, the price at which common shares are issued and sold to the public;

● In the case a Merger Transaction, the price attributed to the Company's common shares in that transaction or deemed issue price of the common shares exchanged or changed in the Merger Transaction;

● In the case of a Change of Control, the price attributed to the common shares in such transaction; and

● In the case of receipt of the Registration Approval it is $9.00.

Any interest payable automatically accrues and is capitalized to the principal amount of the convertible debentures. An effective interest rate of 14.31% was used to determine the carrying amount of convertible debentures as at October 12, 2022.

Following the admission of CCML to membership in the New SRO on October 12, 2022, which satisfied the fourth qualifying event above, an amount of $32,506 representing principal and accrued capitalized interest was converted into 3,611,721 common shares of the Company at $9.00 per share.

50

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

17. Debt Obligations (Cont'd)

Loans

In December 2020, Bigterminal.com Inc. obtained loans totalling $60 from its financial institution under the Canada Emergency Business Account ("CEBA"), introduced by the Government of Canada, to support businesses during the pandemic. The loans are non-interest bearing and will be repayable on or before December 31, 2023 which could result in loan forgiveness of 33% of the original loan amounts.

		Effective
	Fair	Interest	Year of
As at December 31,	Value	Rate	Maturity	2022	2021
	$			$	$
Balance, Opening:
Convertible debentures	28,244	14.31%	2022	28,052	-
Promissory notes				-	970
Loans			2023	60	60

Additions:
Convertible debentures				-	27,909
Accretion of transaction costs				705	20
Accrued interest on convertible debentures				2,383	123

Repayments and Conversion During the Year:
Convertible debentures converted into common shares				(31,140)	-
Promissory notes				-	(970)
Balance, Ending				60	28,112

Current Portion:
Loans				60	-
Total Current Portion				60	-

Non-Current Portion:
Convertible debentures				-	28,052
Loans				-	60
Total Non-Current Portion				-	28,112

51

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

18. Share Capital

The authorized share capital consists of an unlimited number of common shares without par value.

(a) During the year ended December 31, 2022, a total of nil (December 31, 2021 - 32,379) Escrow Shares from Cryptiv's acquisition vested, resulting in the recognition of share-based payments.

(b) During the year ended December 31, 2022 a total of 1,079,678 (December 31, 2021 - 128,556) employee stock options were exercised into common shares. Proceeds in the form of cash and stock option promissory notes totalled $347 (December 31, 2021 - $63) and the amount transferred from reserves into share capital totalled $3,359 (December 31, 2021 - $122).

(c) During the year ended December 31, 2022 the Company bought back 142,615 (December 31, 2021 - 4,551) shares from an ex-employee in an agreement for a consideration of $137 (December 31, 2021 - $33). The shares were cancelled upon repurchase.

(d) During the year ended December 31, 2021, Mogo entered into an agreement for the strategic acquisition of a 19.99% stake in the Company's issued and outstanding shares. This involved issuance of 3,226,917 treasury shares for a total consideration of $11,851 split into $7,901 in cash and $3,950 worth of Mogo shares and 7,240,665 warrants for a total consideration of $11,641. The warrants were accounted for as warrant liabilities and $581 was recognised as the cost of issuance which was netted off against the proceeds from the acquisition recorded in equity. The warrants expired on October 16, 2022.

(e) During the year ended December 31, 2021 the Company entered into a settlement agreement with shareholders of Altpay Holdings LLC (doing business as "JustCash") ("Harley Parties"). As part of the settlement, 180,000 shares of the Company were issued to Harley Parties for $1,311 while Harley Parties paid a sum of $363 to settle balances outstanding between the Company and JustCash.

(f) During the year ended December 31, 2021 the Company cancelled 50,000 shares relating to unvested share-based payments granted to former employees.

(g) During the year ended December 31, 2022 following the admission of CCML to membership in the New SRO on October 12, 2022 an amount of $32,506 representing principal and accrued capitalized interest were converted into 3,611,721 common shares of the Company at $9.00 per share. $1,366 was recognized as the cost of issuance which was netted off against the conversion amount recorded in equity.

52

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

19. Reserves

Stock Option Plan

The Company has a Plan for directors, employees, officers and consultants of the Company.

The aggregate maximum number of shares available for issuance from treasury under the Plan is 15% (December 31, 2021 - 15%) of the Company's issued and outstanding shares at any given time, subject to certain stated adjustments. Under the Plan, options granted can be exercisable for a maximum of 10 years from the date of grant or a lesser period as determined by the Board at the time of such grant. In the event of a change in control in the Company, all options outstanding shall be immediately exercisable.

Options issued before April 13, 2021 are vested equally on a quarterly basis over three years. For options issued after April 13, 2021 one third of the options are vested on the anniversary date of employment and the remaining two thirds are vested equally on a quarterly basis over the remaining two years. During the year ended December 31, 2022, the Company granted 1,287,945 stock options (December 31, 2021 - 1,437,328) with a weighted average exercise price of $3.33 (December 31, 2021 - $4.75).

53

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

19. Reserves (Cont'd)

Stock Option Plan (Cont'd)

The following table outlines the issued and outstanding stock options as at December 31, 2022 and 2021 respectively:

	Number of Stock Options								Weighted

									Average
	As at					As at	Exercise		Remaining
	December					December	Price per		Life
Grant Date	31, 2021	Issued	Exercised	Forfeited	Modifications	31, 2022	Share	Expiry Date	(Years)
							$
Aug 2017 - Nov 2017	15,000	-	-	-	(5,000)	10,000	1.73	Sep 2027	4.8
Nov 2017 - Feb 2018	15,000	-	-	-	-	15,000	4.86	Jan 2028	5.0
Feb 2018 - Apr 2020	19,879	-	-	-	-	19,879	15.52	Jan 2029 - Apr 2030	6.1
Aug 2020 - Nov 2020	2,036,062	-	(531,391)	(147,818)	-	1,356,853	0.50	Nov 2027 - May 2031	8.2
Jan 2019 - Nov 2020	92,886	-	-	-	-	92,886	7.76	Sep 2029	6.7
Jan 2021 - Dec 2021	87,000	-	(428)	(44,552)	-	42,020	3.62	Jan 2031 - Feb 2031	8.1
Jan 2021 - Dec 2021	541,287	-	(10,207)	(242,197)	825	289,708	7.28	Feb 2031 - Aug 2032	8.9
Jan 2021 - Dec 2021	111,500	-	-	-	-	111,500	0.50	Nov 2027 - May 2031	9.2
Jan 2021 - Dec 2021	650,000	-	-	-	-	650,000	3.50	May 2031 - Dec 2032	8.8
Jan 2022 - Dec 2022	-	248,482	-	-	-	248,482	3.50	May 2031 - Dec 2032	8.8
Jan 2022 - Dec 2022	-	49,224	-	-	-	49,224	5.00	Sept 2032	9.8
Jan 2022 - Dec 2022	-	435,390	-	-	-	435,390	7.28	Feb 2031 - Aug 2032	8.9
Jan 2022 - Dec 2022	-	554,849	(537,652)	-	-	17,197	0.01	Sept 2032	9.8

	3,568,614	1,287,945	(1,079,678)	(434,567)	(4,175)	3,338,139	3.20		8.2

54

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

19. Reserves (Cont'd)

Stock Option Plan (Cont'd)

	Number of Stock Options								Weighted

									Average
	As at					As at	Exercise		Remaining
	December					December	Price per		Life
Grant Date	31, 2020	Issued	Exercised	Forfeited	Modifications	31, 2021	Share	Expiry Date	(Years)
							$
Aug 2017 - Nov 2017	15,000	-	-	-	-	15,000	1.73	Sep 2027	5.8
Nov 2017 - Feb 2018	18,604	-	-	-	(3,604)	15,000	4.86	Jan 2028	6.0
Feb 2018 - Apr 2020	19,879	-	-	-	-	19,879	15.52	Jan 2029 - Apr 2030	7.1
								Nov 2027 - May
Aug 2020 - Nov 2020	2,371,381	-	(128,556)	(210,569)	3,806	2,036,062	0.50	2031	9.0
Jan 2019 - Nov 2020	337,649	-	-	(232,005)	(12,758)	92,886	7.76	Sep 2029	7.7
Jan 2021 - Dec 2021	-	115,762	-	(28,762)	-	87,000	3.62	Jan 2031 - Feb 2031	9.1
Jan 2021 - Dec 2021	-	560,066	-	(18,705)	(74)	541,287	7.28	Feb 2031 - Dec 2031	9.7
								Nov 2027 - May
Jan 2021 - Dec 2021	-	111,500	-	-	-	111,500	0.50	2031	9.2
Jan 2021 - Dec 2021	-	650,000	-	-	-	650,000	3.50	May 2031 - Jul 2031	9.5

	2,762,513	1,437,328	(128,556)	(490,041)	(12,630)	3,568,614	2.45		8.9

55

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

19. Reserves (Cont'd)

Stock Option Plan (Cont'd)

For the year ended December 31, 2022, the Company recorded $9,105 (December 31, 2021 - $903) as share- based payments related to stock options which are measured at fair value at the date of grant and expensed over the stock option's vesting period and are included under the line item "Share-based payments" in consolidated profit or loss. In determining the amount of share-based payments for the year ended December 31, 2022, the Company used the Black-Scholes option pricing model applying the following weighted average assumptions to establish the fair value of stock options granted during the year:

As at December 31,	2022	2021
Risk-free interest rate	3.17%	0.51%
Expected life options (Years)	5	5
Expected annualized volatility	94.00%	114.00%
Expected dividend yield	Nil	Nil
Forfeiture rate	12.18%	17.74%
Weighted average exercise price (Per share)	$3.33	$4.75

Volatility was estimated by using the average historical volatilities of similar companies for which share price information is publicly available. The entities used in the analysis operate within the blockchain and digital assets industries. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

56

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Financial Instruments

The Company manages its exposure to financial risks arising from its operations as well as its use of financial instruments including market risks (Foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty meeting its financial obligations as they come due. Management manages liquidity risk by maintaining cash that is adequate to satisfy accounts payable and accrued liabilities, client liabilities and monitoring cash outflows. As at December 31, 2022, the Company had cash of $60,015 (2021 - $96,919), respectively to settle current liabilities of $34,938 (2021 - $63,800).

The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis and liquidity risk exposure has been consistent with last year with no major changes.

57

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Financial Instruments (Cont'd)

Liquidity Risk (Cont'd)

The Company is obligated to the following contractual maturities of undiscounted cash flows:

				Year 4 and
As at December 31,	2022	Year 1	Year 2-3	thereafter
	$	$	$	$
Accounts payable and accrued liabilities	3,479	3,479	-	-
Client liabilities	31,137	31,137	-	-
Loans	60	60	-	-
Total	34,676	34,676	-	-

				Year 4 and
As at December 31,	2021	Year 1	Year 2-3	thereafter
	$	$	$	$
Accounts payable and accrued liabilities	5,225	5,225	-	-
Warrant liabilities	7,885	7,885	-	-
Client liabilities	47,879	47,879	-	-
Unearned revenue	37	-	37	-
Convertible debentures	30,000	-	30,000	-
Loans	60	-	60	-
Total	91,086	60,989	30,097	-

58

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Financial Instruments (Cont'd)

Credit Risk

Credit risk is the risk associated with the counterparty's inability to fulfil its payment obligations. Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. All of the Company's cash is held with acceptable financial institutions, payment processors and digital assets exchanges from which management still believes the risk of non-performance to be remote even after one of the Company's financial institutions located in the U.S.A. went into receivership on March 12, 2023. As at March 10, 2023 the Company was able to withdraw all of its monies leaving a balance of US$245 which is covered by the FDIC. Management is closely monitoring the Company's credit risk.

The maximum amount of credit risk exposure is limited to the gross carrying amount of the cash, trade receivables, other receivables and notes receivable disclosed in these consolidated financial statements.

As at December 31, 2022 the Company held cash balances with the following financial institutions:

As at December 31,	2022	2021
	$	$
Canadian financial institutions	48,709	73,599
US bank	9,445	14,931
Digital asset exchanges	111	2,760
Payment processors	1,750	5,657
Total Cash	60,015	96,947

59

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Financial Instruments (Cont'd)

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has notes receivable and non-interest-bearing debt obligations. As a result, management has assessed interest rate risk as limited and consistent with last year even though the prime interest rate has increased multiple times this year.

(ii) Foreign Currency Risk

Foreign currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments.

The Company's functional and presentation currency is Canadian dollar. Major purchases are transacted in Canadian dollars and US dollars. The Company also holds financial instruments denominated in US dollars. The Company is affected by changes in exchange rates between the Canadian dollars and foreign currencies. The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash, accounts payable and accrued liabilities and client liabilities. Management manages this risk through ongoing monitoring and managing the financial instruments and hedges that have a foreign currency risk. Foreign currency risk exposure has been consistent with last year with no major changes.

The following table outlines the net outstanding foreign currency denominated monetary assets as at each reporting year end:

		Accounts
		Payable and
	Cash/	Accrued	Client
As at December 31,	(Swap)	Liabilities	Liabilities	2022
	$	$	$	$
US dollar	9,808	(16)	(5,994)	3,798
US dollar swap	(3,387)	-	-	(3,387)
Total Net Monetary Assets	6,421	(16)	(5,994)	411

60

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Financial Instruments (Cont'd)

Market Risk (Cont'd)

(ii) Foreign Currency Risk (Cont'd)

		Accounts
		Payable and
		Accrued	Client
As at December 31,	Cash	Liabilities	Liabilities	2021
	$	$	$	$
US dollar	18,622	(21)	(5,729)	12,872
Total Net Monetary Assets	18,622	(21)	(5,729)	12,872

Sensitivity Analysis

The following table shows the impact on the Company's consolidated profit or loss for a 10% change in foreign currency rates at the period end. A positive (negative) number below indicates an increase (decrease) in profit where the foreign currency strengthens (weakens) by 10% against Canadian dollars.

Year ended December 31,	2022	2021
Foreign Exchange Rate Fluctuation	$	$
US dollar	380	1,287
US dollar swap	(339)	-

(iii) Other Price Risk

Other price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market.

As at December 31, 2022, the Company's current and non-current investments amounting to $5,532 (2021 - $32,537) are subject to fair value fluctuations. As at December 31, 2022, if the fair value of the Company's investments had increased (decreased) by 10%, with all other variables held constant, consolidated comprehensive loss and consolidated shareholders' equity for the year ended December 31, 2022 would have been approximately $553 (December 31, 2021 - $3,254) lower/higher. Other price risk exposure has been consistent with last year with no major changes.

61

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Financial Instruments (Cont'd)

Fair Value

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

● Level 1 - Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

● Level 2 - Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

● Level 3 - Valuation techniques using inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

(a) Valuation Process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm's length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company's estimate of assumptions that a market participant would make when valuing the instruments.

62

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Financial Instruments (Cont'd)

(b) Accounting Classifications and Fair Values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their fair value hierarchy. It does not include fair value information for financial assets not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying Value			Fair Value
		Mandatorily	Other
		at FVTPL -	Financial
As at December 31,	Note	Others	Liabilities	2022	Level 1	Level 2	Level 3	Total
Financial Assets Measured at Fair Value:		$	$	$	$	$	$	$
Non-current investments	12	5,532	-	5,532	1,964	-	3,568	5,532
Derivative instruments	21(a)	5	-	5	-	5	-	5
Total Financial Assets		5,537	-	5,537	1,964	5	3,568	5,537

63

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Financial Instruments (Cont'd)

(b) Accounting Classifications and Fair Values (Cont'd)

		Carrying Value			Fair Value
		Mandatorily	Other
		at FVTPL -	Financial
As at December 31,	Note	Others	Liabilities	2021	Level 1	Level 2	Level 3	Total
Financial Assets Measured at Fair Value:		$	$	$	$	$	$	$
Current investment	12	1,932	-	1,932	-	-	1,932	1,932
Non-current investments	12	30,605	-	30,605	3,749	-	26,856	30,605
Derivative instruments	21(a)	150	-	150	-	150	-	150

Total Financial Assets		32,687	-	32,687	3,749	150	28,788	32,687
Financial Liabilities Measured at Fair Value:		$	$	$	$	$	$	$
Warrant liabilities	15	7,885	-	7,885	-	-	7,885	7,885
Financial Liabilities not Measured at Fair Value:
Convertible debentures	17	-	28,052	28,052	-	-	-	-
Total Financial Liabilities		7,885	28,052	35,937	-	-	7,885	7,885

During the years ended December 31, 2022 and 2021, there were no transfers of assets and liabilities within the fair value hierarchy levels.

64

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Financial Instruments (Cont'd)

(c) Measurement of Fair Values:

Valuation Techniques and Significant Unobservable Inputs

The following table shows the valuation techniques used in measuring level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Inter-Relationship Between
Significant Unobservable Inputs and
Types	Valuation	Significant Unobservable Inputs	Fair Value

Financial Assets Measured at Fair Value

		- Balance sheets	- Increases (decreases) in balance
	- Adjusted net asset approach	- Underlying investments and digital	sheet net assets would increase
		assets	(decrease) the estimated fair value

Investment portfolio

	- Market approach	- Recent share issuance and sale transactions	- Increases (decreases) in the most recent share issuance or sale transactions would increase (decrease) the estimated fair value

Financial Liabilities Measured at Fair Value

Warrant liabilities	- Black-Scholes pricing model	- Share price - Expected volatility	- Increases (decreases) in share price and expected volatility would increase (decrease) the estimated fair value of warrant liabilities

65

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21. Derivative Instruments

(a) Notional amount of derivative instruments

The following table summarizes the notional amount of derivative instruments outstanding, in native units:

As at December 31,	2022	2021

Digital Assets with Embedded Derivatives Instruments	Units	Units

XRP	-	261,300
Litecoin	-	391
Dogecoin	-	1,565,348
Bitcoin	-	43
Ethereum	-	231

The following tables summarize information on derivative instruments that are reflected in the Company's statement of financial position:

	Derivative Instruments			Derivative Instruments
As at December 31,		2022			2021
	Not		Total	Not		Total
	Designated	Designate	Derivatives	Designated	Designated	Derivatives
	as Hedges	as Hedges	Assets	as Hedges	as Hedges	Assets
	$	$	$	$	$	$
Canadian dollar swap	-	3,392	3,392	-	-	-
XRP	-	-	-	-	-	-
Litecoin	-	-	-	-	1	1
Dogecoin	-	-	-	-	3	3
Bitcoin	-	-	-	-	58	58
Ethereum	-	-	-	-	88	88
US dollar swap	-	(3,387)	(3,387)	-	-	-
Total Derivative Instruments	-	5	5	-	150	150

For foreign currency risk sensitivity analysis and disclosure (Refer to Note 20).

66

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21. Derivative Instruments (Cont'd)

(b) Fair value hedge gains

The following table present derivative instruments used in fair value hedge accounting relationships, as well as gains recorded on such derivatives instruments and the related hedged items:

Year ended December 31,	2022			2021
	Derivative	Hedged	Profit or	Derivative	Hedged	Profit or
	Instruments	Items	(Loss) Impact	Instruments	Items	(Loss) Impact

	$	$	$	$	$	$
XRP	(282)	(282)	-	282	282	-
Litecoin	(75)	(74)	(1)	75	74	1
Dogecoin	(344)	(341)	(3)	344	341	3
Bitcoin	(2,644)	(2,586)	(58)	2,644	2,586	58
Ethereum	(1,196)	(1,108)	(88)	1,196	1,108	88
Total Change in Fair Value of Derivative Instruments	(4,541)	(4,391)	(150)	4,541	4,391	150

67

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

22. Revenues

The following table presents revenues from continuing operations of the Company disaggregated by revenue sources:

Year ended December 31,	Note	2022	2021

		$	$

Spread revenue		9,684	35,507

Fee Revenues:
Withdrawal fee		4,061	8,905
Trading fee		773	11,260
Deposit fee		-	206

Total Fee Revenues		4,834	20,371

Licensing revenue	24	89	-

Total Revenues		14,607	55,878

68

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

23. Operating Expenses

		Year Ended December 31, 2022				Year Ended December 31, 2021
		General	Technology		Customer	General	Technology		Customer
		and	and		Service and	and	and		Service and
	Note	Administrative	Development	Marketing	Operations	Administrative	Development	Marketing	Operations
		$	$	$	$	$	$	$	$

Salaries and benefits	24	6,497	3,663	3,587	2,944	4,827	3,994	5,811	874
Share-based payments	19, 24	6,058	541	1,769	737	41	176	635	51
Legal and professional fees		3,515	-	73	-	1,869	-	30	-
Consulting and accounting fees	24	2,454	396	68	36	4,587	2	1,541	-
Depreciation	10,16	2,018	-	-	-	1,972	-	-	-
Bank and processing fees		1,479	-	-	-	1,491	-	-	-
Software licenses and subscriptions		827	2,009	326	241	1,403	716	204	116
Custody		679	-	-	-	997	-	-	-
Insurance		368	9	-	4	198	10	-	-
Rental		254	-	-	-	428	13	-	-
Miner fees		197	-	-	-	480	-	-	-
Office and general		194	18	7	3	229	32	9	6
Recruiting		144	78	18	59	479	52	231	-
Professional development		144	7	20	10	89	19	46	7
Travel		122	13	16	4	32	2	-	-
Events and networking		112	1	85	-	52	-	22	-
Meals and entertainment		111	6	31	8	111	1	7	3
Commission fees	24	73	-	-	-	464	-	-	-
Telephone and internet		54	2	22	1	41	1	10	-
Trading and referral fees		23	-	536	-	-	-	848	-
Balance Carried Forward		25,323	6,743	6,558	4,047	19,790	5,018	9,394	1,057

69

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

23. Operating Expenses (Cont'd)

		Year Ended December 31, 2022				Year Ended December 31, 2021
		General	Technology		Customer	General	Technology		Customer
		and	and		Service and	and	and		Service and
	Note	Administrative	Development	Marketing	Operations	Administrative	Development	Marketing	Operations
		$	$	$	$	$	$	$	$
Balance Brought Forward		25,323	6,743	6,558	4,047	19,790	5,018	9,394	1,057
Advertising and promotions		22	-	1,242	-	114	-	3,566	-
Contractor		-	3,838	301	95	447	2,649	820	937
Total Operating Expenses		25,345	10,581	8,101	4,142	20,351	7,667	13,780	1,994

70

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

24. Related Party Transactions and Balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. a transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Related parties and related party transactions impacting the consolidated financial statements are summarized below and include transactions with key management personnel, which include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non- executive members of the Company's Board, corporate officers, close family members and enterprises that are controlled by these individuals as well as persons performing similar functions.

Related Party Transactions

Year Ended December 31,	Note	2022	2021
		$	$
Share-based payments	23	7,977	800
Salaries and benefits	23	2,752	2,694
Consulting	23	717	3,103
Total Key Management Personnel Compensation		11,446	6,597

On March 7, 2022 the Company disposed of its entire investment of 6,100,000 common shares in Coinsquare Mining Ltd. for $171 (December 31, 2021 - $Nil) representing $0.028 per share to Bonair Place Investments Inc. whose major shareholder is also an officer of the Company.

During the year ended December 31, 2022 licensing revenue totaling to $89 (December 31, 2021 - $Nil) was earned from Mogo's customers for using the Company's digital assets trading platform.

During the year ended December 31, 2022 commission fees totaling to $73 (December 31, 2021 - $464) were paid to Mogo in regard to Mogo's customers using the Company's digital assets trading platform.

71

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

24. Related Party Transactions and Balances (Cont'd)

Related Party Balances

(a) Due from Associate

As at December 31, 2022 a net amount of $421 (2021 - $536) was due from Tetra in relation to expenses paid by the Company on behalf of the associate. These amounts were unsecured, non-interest bearing and due on demand.

(b) Notes Receivable

As at December 31, 2022 $119 (2021 - $157) was included in notes receivable (Refer to Note 6) in relation to stock options exercised by the directors and key management personnel of the Company.

(c) Due from Related Parties

As at December 31, 2022 $99 (2021 - $Nil) was due from Mogo in relation to licensing revenue earned from Mogo's customers for using the Company's digital assets trading platform. These amounts were unsecured, non-interest bearing and due on demand.

As at December 31, 2022 $Nil (2021 - $5) was due from related parties in relation to a shareholder loan owing from an officer of the Company. These amounts were unsecured, non-interest bearing and due on demand.

(d) Due to Related Parties

As at December 31, 2022 $39 (2021 - $Nil) was due to a former employee in relation to decommissioning work performed on the Company's former trading platform. The current portion of $19 (2021 - $Nil), included in accounts payable and accrued liabilities, was unsecured, non-interest bearing and due on demand whereas the note payable of $20 (2021 - $Nil) includes an unsecured promissory note with an annual interest rate of 5% and a maturity date of February 2, 2024.

(e) Cross Guarantee Agreement

During the year ended December 31, 2022 CCML and Mogo Trade Inc. ("MTI"), wholly owned subsidiary of Mogo and also a New SRO Dealer Member, have signed a cross guarantee agreement where each is responsible for and must guarantee the other's obligations to its clients in an amount equal to Mogo's ownership percentage multiplied by their regulatory capital.

Pursuant to New SRO Rule 2206, CCML and MTI are related companies because Mogo has an ownership of at least 20% in the Company and MTI. This guarantee would only be triggered in the event of an insolvency of the related New SRO Dealer Member. As such, in the event of MTI's insolvency, CCML would be responsible for guaranteeing MTI's obligations to its clients up to Mogo's ownership percentage of the Company then applying the percentage to CCML's regulatory capital. As at December 31, 2022 CCML had regulatory capital of $11,693 (2021 - $Nil).

72

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

25. Other Income

Year Ended December 31,	2022	2021
	$	$
Rental	1,080	609
Other	82	236
Wage and rent subsidy	68	-
Interest	22	120
Dividend	5	11
SR&ED	-	818
Settlement from previous owners of a subsidiary	-	363
Total Other Income	1,257	2,157

26. Digital Assets and Cash Write Down

During the year ended December 31, 2022 digital assets were reduced by $1,670 (December 31, 2021- $26,419) as a result of digital assets being removed from third party platforms totalling $910 (December 31, 2021 - $26,419) and these digital assets are no longer controlled by the Company. On November 11, 2022 the digital asset exchange, FTX, filed for bankruptcy following an alleged fraudulent digital asset scheme and the Company wrote off a cash balance of $760 (December 31, 2021 - $Nil) with the exchange. These amounts were recognized as an expense in the consolidated profit or loss. The Company and CCML have adequate insurance coverage to mitigate those unforeseen events.

73

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

27. Income Tax (Recovery) Expense

The components of income tax expense recognized in the consolidated profit or loss are as follows:

Year Ended December 31,	2022	2021
	$	$
Current income tax (recovery) expense	(1,328)	1,328
Deferred tax (recovery) expense	(1,816)	1,616
Total Income Tax (Recovery) Expense	(3,144)	2,944

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.50% (December 31, 2021 - 26.50%) to the effective tax rate is as follows:

Year Ended December 31,	2022	2021
	$	$
(Loss) profit before income tax (recovery) expense	(60,190)	38,405
Canadian combined statutory income tax rate	26.50%	26.50%
Expected income tax (recovery) expense	(15,950)	10,177
Permanent differences	1,946	(3,603)
Changes in unrecognized temporary differences	12,083	(1,732)
Effect of tax following disposal of discontinued operations		-
Effect of tax rates in foreign jurisdiction	-	(567)
Prior year loss applied in current year previously not
recognized	-	(1,293)
Other	(1,223)	(38)
Total Income Tax (Recovery) Expense	(3,144)	2,944

74

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

27. Income Tax (Recovery) Expense (Cont'd)

Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amounts of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

As at December 31,	2022	2021
	$	$
Non-capital loss carried forward	13,399	5,664
Net capital loss	82	-
SR&ED	844	603
Taxable temporary differences	3,939	(2,766)
Deferred tax liability	-	1,616
Total Unrecognized Deferred Tax Assets	18,264	5,117

The Company's Canadian non-capital income tax losses expire as follows:

Years Ending December 31
$
2038	1,224
2039	6,592
2040	11,818
2041	62
2042	31,969
Total Non-Capital Income Tax Losses	51,665

The remaining deductible temporary differences may be carried forward indefinitely.

75

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For The Years Ended December 31, 2022 and 2021
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

28. Subsequent Events
Termination of Share Purchase Agreement of Simply Digital Technologies Inc.

On September 22, 2022 the Company announced the purchase of all issued and outstanding shares of Simply Digital Technologies Inc. ("Simply Digital") a wholly-owned operating subsidiary of CoinSmart Financial Inc. ("CoinSmart"). As per the Share Purchase Agreement, the Company agreed to pay CoinSmart at closing $3,000 in cash and issue 5,222,222 common shares with an aggregate value of $26,216.

The agreement also includes contingent consideration of $20,000 in additional cash on the achievement of Simply Digital's SmartPay business earn-out targets and 1,100,000 common shares on the achievement of over-the-counter ("OTC") business earn-out targets.

On January 6, 2023 the Company's Board decided to terminate the agreement of Simply Digital and the Company paid a termination fee of $750 to CoinSmart. On January 17, 2023 CoinSmart published a statement that it rejects the termination letter and intends to pursue available remedies to enforce its contractual rights under the agreement, including, among other things, the right to specific performance or the right to monetary damages. The Company has not received a formal statement of claim from CoinSmart from the rejection date till the issuance of these consolidated financial statements.

Restructuring

On February 6, 2023 the Company announced its intention to implement a cost-reduction programme and to take further measures to reduce costs. Additionally, to enable the Company to adapt its size to current market conditions, it has reduced the Company's workforce by 18 positions in 2023, by means of non-replacement whenever possible. The Company has estimated a restructuring cost of $625 associated with the reduction in positions in 2023.

Receivership of Signature Bank

On March 12, 2023 the US Federal Regulators decided to put Signature Bank into receivership just days after the two US banks got their banking licences revoked. The Federal Deposit Insurance Corporation ("FDIC") has transferred all of the bank's deposits and substantially all assets to Signature Bridge Bank NA, a full service bank that is operated by the FDIC. As at December 31, 2022 the Company has cash balances with Signature Bank totaling to US$6,974. As at March 10, 2023 the Company was able to withdraw all of its monies leaving a balance of US$245, with Signature Bridge Bank NA, which is covered by the FDIC.

76

COINSQUARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT QUANTITIES OF DIGITAL ASSETS, NUMBER OF SHARES, STOCK OPTIONS AND WARRANTS)

COINSQUARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Baker Tilly WM LLP 900 - 400 Burrard Street Vancouver, British Columbia Canada V6C 3B7 T: +1 604.684.6212 F: +1 604.688.3497 vancouver@bakertilly.ca www.bakertilly.ca

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Coinsquare Ltd.:

Opinion

We have audited the consolidated financial statements of Coinsquare Ltd. and its subsidiaries (together the "Company"), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of profit or (loss) and comprehensive income or (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

ASSURANCE • TAX • ADVISORY

Baker Tilly WM LLP is a member of Baker Tilly Canada Cooperative, which is a member of the global network of Baker Tilly International Limited. All members of Baker Tilly Canada Cooperative and Baker Tilly International Limited are separate and independent legal entities.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

CHARTERED PROFESSIONAL ACCOUNTANTS

March 21, 2022

Vancouver, B.C.

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2021 and 2020

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2021	2020
Assets		$	$
Current Assets
Cash and cash equivalents		98,947	41,651
Trade and other receivables	6	779	974
Investments	12	1,932	-
Income tax receivable		1,482	665
Digital assets	7	7,073	1,508
Prepaids	8	1,063	209
Due from related parties	25(a)	5	59
Derivative instruments	22(a)	150	-
Assets held-for-sale	9	572	572
Total Current Assets		112,003	45,638

Non-Current Assets
Deposits	8	411	156
Property and equipment	10	2,891	4,493
Intangible assets	11	1,342	2,335
Investments	12	30,605	7,676
Equity-accounted investees	13	14,356	-
Notes receivable	6	604	1,034
Total Non-Current Assets		50,209	15,694

Total Assets		162,212	61,332

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	14	5,225	3,199
Warrant liabilities	15	7,885	-
Client liabilities	7	47,879	32,125
Current income tax liabilities		1,372	43
Current portion of lease liabilities	16	1,439	1,333
Total Current Liabilities		63,800	36,700

COINSQUARE LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONT'D)
As at December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2021	2020
Non-Current Liabilities		$	$
Unearned revenue	18	37	37
Lease liabilities	16	218	1,889
Debt obligations	17	28,112	1,030
Deferred tax liabilities		1,816	200
Total Non-Current Liabilities		30,183	3,156

Total Liabilities		93,983	39,856

Equity
Share capital	19	101,841	89,003
Reserves	20	5,354	8,561
Accumulated deficit		(37,597)	(75,293)
Foreign currency translation reserve		-	186
Equity Attributable to Owners of the Company		69,598	22,457

Non-Controlling Interests		(1,369)	(981)

Total Equity		68,229	21,476

Total Liabilities and Equity		162,212	61,332

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

"Dalton, Kevin", Director

"Rudd, Wendy", Director

"Thadaney, Nick", Director

"Theofilos, Jason", Director

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR (LOSS) AND COMPREHENSIVE INCOME OR (LOSS)

For Years Ended December 31, 2021 and 2020

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2021	2020

Continuing Operations		$	$
Revenues	23	55,878	11,815

Operating Expenses
General and administrative	24	20,351	16,088
Marketing	24	13,780	3,525
Technology and development	24	7,667	7,195
Customer service and operations	24	1,994	453
Total Operating Expenses		43,792	27,261

Profit (Loss) from Operations		12,086	(15,446)

Change in fair value of investments	12	21,332	2,968
Change in fair value of digital assets		12,597	206
Gain on loss of control of subsidiary	13	11,077	-
Change in fair value of warrant liabilities	15	3,756	-
Gain on disposal of investments	12,13	2,695	-
Other income	26	2,157	3,244
Change in fair value of derivative instruments	22(b)	150	-
Impairment of intangible assets		-	(292)
Interest expense		(158)	(266)
Loss on foreign exchange		(223)	(231)
Share of loss of equity-accounted investees	13	(645)	-
Digital assets write down	27	(26,419)	-

Profit (Loss) before Income Tax Expense		38,405	(9,817)
Income tax expense	28	2,944	243

Net Profit (Loss) from Continuing Operations		35,461	(10,060)
Net Loss from Discontinued Operations	9	(784)	(2,376)

Net Profit (Loss) for the Year		34,677	(12,436)

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR (LOSS) AND COMPREHENSIVE INCOME OR (LOSS) (CONT'D)

For Years Ended December 31, 2021 and 2020

(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2021	2020
		$	$
Net Profit (Loss) Attributable to:
Owners of the Company:
Continuing operations		35,461	(10,060)
Discontinued operations		(396)	(1,999)
		35,065	(12,059)

Non-Controlling Interest:
Discontinued operations		(388)	(377)
		(388)	(377)

Net Profit (Loss) for the Year		34,677	(12,436)
Other Comprehensive Income:
Items Which May Be Subsequently Reclassified to Profit or Loss
Foreign currency translation		(186)	140
Total Other Comprehensive Income from Continuing Operations		(186)	140
Comprehensive Income (Loss) for the Year		34,491	(12,296)

Comprehensive Income (Loss) Attributable to:
Owners of the Company:
Continuing operations		35,275	(9,920)
Discontinued operations		(396)	(1,999)
		34,879	(11,919)

Non-Controlling Interest:
Discontinued operations		(388)	(377)
		(388)	(377)

		34,491	(12,296)

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

		Attributable to Owners of the Company
			Number of					Foreign
			Shares	Total				Currency	Non-
		Number of	Held-in-	Number of	Share		Accumulated	Translation	Controlling
	Note	Shares	Escrow	Shares	Capital	Reserves	Deficit	Reserve	Interests	Total
					$	$	$	$	$	$
Balance, December 31, 2020		29,009,873	32,379	29,042,252	89,003	8,561	(75,293)	186	(981)	21,476
Share-based payments	19(d), 20	32,379	(32,379)	-	131	772	-	-	-	903
Exercise of employee stock options	19(e)	128,556	-	128,556	185	(122)	-	-	-	63
Repurchase of common shares	19(f)	(4,551)	-	(4,551)	(15)	13	(31)	-	-	(33)
Shares issued from Treasury	19(g)	3,226,917	-	3,226,917	11,851	-	-	-	-	11,851
Shares issued as part of Altpay Holdings LLC settlement	19(h)	180,000	-	180,000	1,311	(3,889)	2,662	-	-	84
Cancellations of shares	19(i)	(50,000)	-	(50,000)	(44)	19	-	-	-	(25)
Issuance costs	19(g)	-	-	-	(581)	-	-	-	-	(581)
Net profit, continuing operations		-	-	-	-	-	35,461	-	-	36,273
Net loss, discontinued operations		-	-	-	-	-	(396)	-	(388)	(784)
Other comprehensive loss, continuing operations		-	-	-	-	-		(186)	-	(186)
Balance, December 31, 2021		32,523,174	-	32,523,174	101,841	5,354	(37,597)	-	(1,369)	69,041

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT'D)
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

		Attributable to Owners of the Company
			Number of					Foreign
			Shares	Total				Currency	Non-
		Number of	Held-in-	Number of	Share		Accumulated	Translation	Controlling
	Note	Shares	Escrow	Shares	Capital	Reserves	Deficit	Reserve	Interests	Total
					$	$	$	$	$	$
Balance, December 31, 2019		27,973,071	254,635	28,227,706	85,094	9,920	(63,234)	46	(604)	31,222
Share-based payments	19(a), 20	64,752	(64,752)	-	261	2,066	-	-	-	2,327
Exercise of employee stock options	19(b)	1,439,113	-	1,439,113	3,980	(3,425)	-	-	-	555
Repurchase of common shares	19(c)	(467,063)	(157,504)	(624,567)	(332)	-	-	-	-	(332)
Net loss, continuing operations		-	-	-	-	-	(10,060)	-	-	(10,060)
Net loss, discontinued operations		-	-	-	-	-	(1,999)	-	(377)	(2,376)
Other comprehensive income, continuing operations		-	-	-	-	-	-	140	-	140
Balance, December 31, 2020		29,009,873	32,379	29,042,252	89,003	8,561	(75,293)	186	(981)	21,476

COINSQUARE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2021	2020
Cash Flows from Operating Activities		$	$
Net Profit (Loss) from Continuing Operations		35,461	(10,060)
Adjustments for:
Income tax expense	28	2,944	243
Depreciation	10	1,972	2,060
Share-based payments	24	903	2,327
Share of loss of equity-accounted investees	13	645	-
Interest expense	16,17	330	266
Accretion in carrying value of debt obligations	17	20	-
Impairment of intangible assets		-	292
Change in fair value of derivative instruments	22(b)	(150)	-
Foreign currency translation		(186)	-
Lease incentive adjustments		(192)	-
Gain on disposal of investments	12,13	(2,695)	-
Change in fair value of warrant liabilities	15	(3,756)	-
Gain on loss of control of subsidiary	13	(11,077)	-
Change in fair value of digital assets		(12,597)	(206)
Change in fair value of investments	12	(21,332)	(2,968)
		(9,710)	(8,046)
Changes in Non-Cash Working Capital Items:
Client liabilities		15,754	20,610
Warrant liabilities		11,641	-
Digital assets		7,095	(914)
Accounts payable and accrued liabilities		1,565	1,348
Notes receivable		429	(799)
Due from related parties		54	12
Unearned revenue		-	(360)
Trade and other receivables		(492)	423
Income tax receivable		(818)	304
Prepaids		(853)	46
Cash Provided from Operating Activities - Continuing Operations		24,665	12,624
Cash Provided from (Used in) from Operating Activities -
Discontinued Operations		39	(1,625)
Cash Provided from Operating Activities		24,704	10,999

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2021	2020
Investing Activities		$	$
Distribution received from investments	12	5,291	-
Proceeds on disposal of investments	12	3,000	1,009
Proceeds on disposal of equity-accounted investees	13	1,300	-
Proceeds on disposal of short-term investments		-	6,179
Additions to intangible assets	11	(18)	(292)
Deposits		(254)	46
Additions to property and equipment	10	(397)	(44)
Additions to investment in equity-accounted investees	13	(1,300)	-
Initial investment in equity-accounted investees	13	(2,001)	-
Purchase of investments	12	(9,775)	-
Cash (Used in) Provided from Investing Activities -
Continuing Operations		(4,154)	6,898

Cash Provided from Investing Activities -
Discontinued Operations		-	114
Cash (Used in) Provided from Investing Activities		(4,154)	7,012

COINSQUARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

	Note	2021	2020
Financing Activities		$	$
Proceeds from debt obligations issued	17	30,000	60
Issue of treasury shares	19(g)	11,851	-
Derecognition of exchange rights - Altpay Holdings LLC	19(h)	84	-
Cash payments on options exercised	19(e)	63	-
Interest paid		(10)	(3)
Cancellations of shares	19(i)	(25)	-
Cash payments on share repurchase	19(f), 19(c)	(33)	(332)
Issuance costs	19(g)	(581)	-
Repayment of debt obligations	17	(970)	(1,180)
Repayment of lease liabilities	16	(1,542)	(1,311)
Transaction costs related to debt obligations	17	(2,091)	-
Cash Provided from (Used in) Financing Activities		36,746	(2,766)

Net Increase in Cash and Cash Equivalents		57,296	15,245
Cash and cash equivalents, beginning of year		41,651	26,406
Cash and Cash Equivalents - End of Year		98,947	41,651

Supplemental Disclosure of Cash Flow Information		2021	2020

Interest paid during the year		10	3
		10	3

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

1. Nature of Operations

Coinsquare Ltd. (formerly goNumerical Ltd.) (the "Company" or "Coinsquare") was incorporated on October 19, 2009 under the federal laws of Canada and is domiciled in Canada. The registered office and the head office of the Company is 590 King Street West, Unit 400, Toronto, Ontario, M5V 1M3.

The Company is a Canadian trading platform for buying and selling digital assets. The Company is registered with the Financial Transactions and Reports Analysis Centre of Canada ("FINTRAC") and the Autorité des Marchés Financiers ("AMF") as a Money Services Business. The Company has applied to become a registered marketplace with the Ontario Securities Commission ("OSC") and dealer member with the Investment Industry Regulatory Organization of Canada ("IIROC").

2. Basis of Presentation

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC").

These consolidated financial statements of Coinsquare Ltd. were approved for issuance by the Board of Directors ("Board") on March 21, 2022.

These consolidated financial statements have been prepared on a historical cost basis with the exception of digital assets and certain financial instruments that are measured at fair value. The consolidated financial statements are presented in thousands of Canadian dollars except where otherwise indicated. In addition, these consolidated financial statements have been prepared using the accrual basis accounting, except for cash flow information.

In the preparation of these consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant estimates and assumptions used in the recognition and measurement of items are included in Note 4(i).

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

2. Basis of Presentation (Cont'd)

(b) COVID-19 Pandemic

During the year ended December 31, 2021, the Canadian economy continued experiencing significant disruption and market volatility related to the global COVID-19 pandemic. The overall impact of the pandemic continues to be uncertain and dependent on actions taken by the Canadian government, businesses, and individuals to limit spread of the COVID-19 virus, as well as governmental economic response and support efforts.

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, the Company's priority has been to protect the health and safety of its employees, support and enforce government actions to slow the spread of COVID- 19, and to continually assess and take appropriate actions to mitigate the risks to the business operations as a result of this pandemic.

The Company has implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at its offices and has maintained regular communications with suppliers, customers and business partners to monitor any potential risks to its ongoing operations. This is an evolving situation, and the Company will continue to evaluate and adapt on an ongoing basis. The extent of the impact that this pandemic may have on the Canadian economy and the Company's business is currently highly uncertain and difficult to predict.

(c) Basis of Consolidation

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

An entity is consolidated if the Company concludes that it controls the entity. The following circumstances may indicate a relationship in which, in substance, Coinsquare controls and therefore consolidates the entity:

● The Company has power over the entity whereby the Company has the ability to direct the relevant activities (i.e., the activities that affect the entity's returns);

● The Company is exposed, or has rights, to variable returns from its involvement with the entity; and

● The Company has the ability to use its power over the entity to affect the amount of the entity's returns.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

2. Basis of Presentation (Cont'd)

(c) Basis of Consolidation (Cont'd)

The consolidated financial statements as at December 31, 2021 and 2020, reflect the assets, liabilities and results of operations of Coinsquare Ltd. and its subsidiaries. The table below lists the Company's subsidiaries.

		Ownership	Functional
Subsidiaries	Jurisdiction	%	Currency

BlockEquity Inc.	Canada	100%	Canadian dollar
Coin Capital Investment Management Inc.	Canada	100%	Canadian dollar
Coinsquare Canada Ltd.	Canada	100%	Canadian dollar
Bigterminal.com Inc.	Canada	100%	Canadian dollar
Coinsquare Capital Markets Ltd.	Canada	100%	Canadian dollar
Coinsquare Investments Ltd.	Canada	100%	Canadian dollar
Coin Capital Assets Management Inc.	Canada	100%	Canadian dollar
Coinsquare Mining Ltd.	Canada	51%	Canadian dollar
Cryptiv Inc.	Canada	100%	Canadian dollar
Coinsquare ATM Network Ltd.	U.S.A.	100%	US dollar
Coinsquare Networks Inc.	U.S.A.	100%	US dollar
Coinsquare Securities Inc.	U.S.A.	100%	US dollar
Coinsquare LLC.	U.S.A.	100%	US dollar
GoNumerical Holdings AG	Liechtenstein	100%	Euro

(d) Interest in Equity-Accounted Investees

The Company's interest in equity-accounted investees comprise interest in associates. An associate is an entity in which the Company has significant influence, but not control or joint control, over the financial and operating policies. Interest in associates is accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company's share of the profit or loss and total comprehensive income or loss of equity- accounted investees, until the date on which significant influence ceases.

Management has used the most recent share price transaction from multiple investors as the market value share price to determine the cost of investment in its equity-accounted investee after the Company lost control of its subsidiary.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

2. Basis of Presentation (Cont'd)

(d) Interest in Equity-Accounted Investees (Cont'd)

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its equity-accounted investees. At each reporting date, the Company determines whether there is objective evidence that the investments in the equity-accounted investees are impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the equity-accounted investees and its carrying value, and then recognizes the loss within its share of profit or loss of its equity-accounted investees in the consolidated profit or loss.

(e) Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The Company measures goodwill as the fair value of the consideration transferred less the fair value amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for business combinations, they may be adjusted retrospectively during the measurement period. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. The measurement period may not exceed one year from the acquisition date.

For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, the Company allocates the transaction price to the individual identifiable assets acquired and liabilities assumed on the basis of their relative fair values and no goodwill is recognized.

(f) Functional and Presentation Currency

The presentation and functional currency of these consolidated financial statements is Canadian dollars. The individual financial statements of each subsidiary are recorded in the currency of the primary economic environment in which the entity operates ("Functional Currency") (Refer to Note 2(c)).

The financial statements of foreign subsidiaries for which the functional currency is not Canadian dollars are translated into Canadian dollars using the exchange rate in effect at the end of the reporting period for assets and liabilities and the average exchange rates for the year for revenue, expenses and cash flows. Foreign exchange differences arising on translation are recognized in comprehensive loss.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

2. Basis of Presentation (Cont'd)

(f) Functional and Presentation Currency (Cont'd)

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At each financial reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in consolidated profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

3. Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash is composed of demand deposits held with financial institutions, cash held-in-escrow for convertible debentures, third-party payment processors, digital assets exchanges with which the Company maintains trading accounts. The balance of cash held with third party payment processors and digital assets exchanges and cash held-in-escrow for convertible debentures was ($8,417 and $2,000) as at December 31, 2021 (2020 - $2,610 and $Nil). Cash equivalents are GICs totalling $28 as at December 31, 2021 (2020 - $28).

(b) Digital Assets

Digital assets are held by the Company to facilitate the operation of its platform. Digital assets are digital or virtual decentralized currencies which are processed in transactions using blockchain technology. Digital assets are called by the name given by its issuer (such as "Bitcoin" issued by Bitcoin, or "Ether" issued by Ethereum) and represent a unit of stored value. Digital assets differ from fiat currencies, given that digital assets are entirely digital and there is no central government or issuing authority legally recognizing them as a form of legal tender.

The Company considers itself a broker-trader of digital assets as these assets are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin, recognized as "spread revenue" in the consolidated profit or loss. The Company measures its digital assets at fair value, with any change in fair value being recognized in the consolidated profit or loss in the period of the change. Refer to Note 4(i)(a) for fair value techniques and refer to Note 21 for the fair value hierarchy. Digital assets are derecognized when the Company has transferred substantially all the risks and rewards of ownership.

The Company accounts for digital assets consisting of FTX Tokens as intangible assets in accordance with IAS 38 - Intangible Assets ("IAS 38"). Upon acquisition, the FTX Tokens are recorded at cost. On an ongoing basis the revaluation method is used to measure the value of the FTX Tokens. The revaluation method has been applied as an active market exists for FTX Tokens. Under the revaluation model, revaluation loss will be recognized in the consolidated profit or loss, revaluation gain will be recognized in other comprehensive income or loss and accumulated in the revaluation reserve within equity except to the extent that they reverse a revaluation loss previously recognized in the consolidated profit or loss.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(c) Assets Held-for-Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through disposal rather than through continuing use.

Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognised in the consolidated profit or loss. Once classified as held-for-sale, intangible assets and property and equipment are no longer amortized or depreciated.

(d) Discontinued Operations

A discontinued operation is a component of the Company's business, the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

● represents a separate major line of business or geographic area of operations;

● is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

● is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

When an operation is classified as a discontinued operation, the comparative consolidated comprehensive profit or loss is represented as if the operation had been discontinued from the start of the comparative year.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(e) Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of property and equipment consists of the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use.

Depreciation is recognized based on the cost of items comprising property and equipment, less their estimated residual values, using the straight-line method and the following useful lives:

Computer Equipment and Servers	2 to 5 years
Leasehold Improvements	Over the lease term
Office Furniture and Equipment	5 years
Right-of-Use Assets	Over the lease term
Mining Equipment	2 years
Building	25 years

No depreciation is charged on land.

Any item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on the derecognition of the asset (i.e., calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in consolidated profit or loss in the period the asset is derecognized. An asset's residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

(f) Right-of-Use Assets

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease terms. Right-of-use assets are subject to evaluation of potential impairment.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(g) Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit ("CGU") or group of CGUs which are expected to benefit from the synergies of the combination.

Goodwill is measured at historical cost and is evaluated for impairment annually, or more often if events or circumstances indicate there may be an impairment. CGUs have been grouped for purposes of impairment testing. Impairment is determined for goodwill by assessing if the carrying value of CGUs which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in consolidated profit or loss in the reporting period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

(h) Intangible Assets

Intangible assets consist of intellectual property, domain names. The Company has determined that the intangible assets have an indefinite useful life due to there being no foreseeable limit to the period over which the assets are expected to generate net cash inflows to the Company. Intangible assets are carried at cost less accumulated impairment losses. The intangible assets are reviewed annually for impairment as described in Note 3(g).

(i) Research and Development

Research costs are expensed as incurred and are included in the line item, "General and administrative", in consolidated profit or loss. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has enough resources to complete development to use or sell the asset.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(j) Impairment of Non-Financial Assets

Long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may exceed its recoverable amount. For the purpose of testing impairment, assets are grouped at the lowest levels for which these are separately identifiable cash flows (CGU). An impairment loss is recognized for the amount, if any, by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less cost of disposal and value in use (being the present value of expected future cash flows of the asset or CGU). Where an impairment loss subsequently reverses, the carrying amount is adjusted to the reversed amount that is not greater than the amount that would have been recorded had no impairment been previously recognized.

(k) Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. The provision is measured using estimated cash flows required to settle the obligations determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company had no material provisions as at December 31, 2021 and 2020 respectively.

(l) Client Liabilities

Client liabilities represent the Company's obligations to deliver fiat money to users of the Company's trading platform upon demand for withdrawal.

(m) Lease Liabilities

The Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment includes fixed payments (including in-substance fixed payments). Variable payments are recorded in consolidated profit or loss as incurred.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate, at the lease commencement date, if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5). Lease payments on short-term leases and leases of low-value assets are recognised as expenses in the period incurred.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(n) Share Capital

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs.

(o) Share-Based Payments

Equity settled share-based payments to employees, directors, and others providing similar services, are measured at the fair value of the equity instruments at the award date and valued using an option pricing model. The fair value determined at the grant date of the equity-settled share-based payments is expensed according to a graded vesting schedule over the vesting period, adjusted for expected forfeitures, with a corresponding increase to equity in reserves. Consideration received on the exercise of stock options is recorded as share capital.

Share-based payments with parties other than employees, carry a rebuttable presumption that the fair value of the goods or services received can be estimated reliably. In certain circumstances, the Company rebuts this presumption because it cannot estimate reliably the fair value of the goods or services received and as a result values the transaction at the fair value of the equity instruments issued.

When a modification increases the fair value of the equity instruments granted, the incremental fair value is recognised over the remaining modified vesting period, whereas the balance of the original grant-date fair value is recognized over the remaining original vesting period. The incremental fair value is the difference between the fair value of the modified share-based payment and that of the original share-based payment, both measured at the date of the modification.

Stock options that expire or are terminated in accordance with the Plan are returned to the option pool and become available for future grants.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(p) Financial Instruments

The Company classifies its financial assets and financial liabilities in the following measurement categories i) those to be measured subsequently at fair value through profit or loss ("FVTPL"); ii) those to be measured subsequently at fair value through other comprehensive income ("FVOCI"), iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of these cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value gains and losses are either recorded in profit or loss or other comprehensive income.

Classifications

Summary of the Company's Classifications and Measurements of Financial Assets and Liabilities

	Classification	Measurement
Cash and cash equivalents	Amortized cost	Amortized cost
Trade and other receivables	Amortized cost	Amortized cost
Due from related parties	Amortized cost	Amortized cost
Derivative instruments	FVTPL	Fair value
Deposits	Amortized cost	Amortized cost
Investments	FVTPL	Fair value
Notes receivable	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Warrant liabilities	FVTPL	Fair value
Client liabilities	Amortized cost	Amortized cost
Unearned revenue	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost
Promissory notes	Amortized cost	Amortized cost
Loans	Amortized cost	Amortized cost

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Financial Assets at Fair Value through Other Comprehensive Income

Equity instruments that are not held-for-trading can be irrevocably designated to have their change in fair value recognized through other comprehensive income instead of through profit or loss. This election can be made on individual instruments and is not required to be made for the entire class of instruments. Attributable transaction costs are included in the carrying value of the instruments. Financial assets at FVOCI are initially measured at fair value and changes therein are recognized in other comprehensive income.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(p) Financial Instruments (Cont'd)

Measurements

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset and financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit or loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

Impairment of Financial Assets

Financial assets, other than those classified at FVTPL, are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For trade receivables only, the Company applies the simplified approach as permitted by IFRS 9 - Financial Instruments ("IFRS 9"). The approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivables.

Evidence of impairment may include indications that the counterparty debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables are reviewed qualitatively on a case- by-case basis to determine whether they need to be written off.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(p) Financial Instruments (Cont'd)

Impairment of Financial Assets (Cont'd)

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third- party insurance, and forward looking macro-economic factors in the measurement of the expected credit losses associated with its financial assets carried at amortized cost.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Derivatives Instruments

In the normal course of business, the Company enters into derivatives. Derivatives are instruments that derive their value from changes in an underlying reference outside the control of the Company (which can be foreign exchange rates or the price of a digital asset).

The most frequently used derivatives by the Company are bitcoin futures ("BTC Futures") and digital currency futures.

● BTC futures - A digital asset future is an exchange traded contract which represents a legal agreement to either buy or sell digital assets at a predetermined price at a specified time in the future. Depending on contract specifications, the futures contract can be settled either in digital assets or cash.

● Digital currency futures - A digital currency future, other than BTC futures, is an exchange traded contract which represents a legal agreement to either buy or sell the digital currency at a predetermined price at a specified time in the future.

The Company uses the derivatives for trading purposes which are initially measured at fair value and subsequent to initial recognition any unrealized gains (loss) in derivatives are recognized under the line item, "Change in fair value of derivative instruments", in the consolidated profit or loss.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(q) Revenues

The revenues that the Company generates consist of fee revenue, spread revenue, development revenue and licensing revenue. The Company determines revenue recognition from contracts through the following five steps: (i) identification of the contract, or contracts, with the customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of the revenue when, or as, the Company satisfies a performance obligation. Revenue is recognized when control of the promised goods or services are transferred to the customers.

Spread Revenue

Spread revenue represents the premium that the Company derives from the execution of exchange transactions that occur on the trading platform, equivalent to a broker-trader margin. Spread revenue is recognized at the point in time when the transaction has been executed and the Company's performance obligation relating to the exchange transaction has been satisfied and the economic benefit arising from the activity can be measured reliably. Revenues may be denominated in fiat currency or digital assets. Revenues are measured at the fair value of the consideration received. See Note 4(i)(a) for further discussion of the Company's accounting policy in respect to determining the fair value of digital assets.

Fee Revenue

Fee revenue is derived from transaction fees that are levied upon users of the platform when they enter into transactions to deposit and withdraw assets from their account or execute trade transactions for the exchange of fiat money or digital assets using the Company's trading platform.

Transaction fees are recognized as fee revenue when the underlying transaction has been executed and the Company's performance obligation to the user has been completed. The collection of transaction fees is made at the time of transaction. The Company is an agent in transactions between customers and presents revenue for the fees earned on a net basis.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(q) Revenues (Cont'd)

Fee Revenue (Cont'd)

Judgment is required in determining whether the Company is the principal or the agent in transactions between customers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the crypto asset provided before it is transferred to the customer (i.e., gross) or whether it acts as an agent by arranging for other customers on the platform or on a third party exchange to provide the digital assets to the customer (i.e. net). The Company does not control the digital assets being provided before it is transferred to the buyer, does not have inventory risk related to the digital assets and is not responsible for the fulfillment of the digital assets. The Company also does not set the price for the digital assets as the price is a market rate established by the third-party exchanges. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer or a buyer on a third- party exchange.

The Company considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed. Contracts with customers are open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided.

The Company charges a fee at the transaction level. The transaction price, represented by the trading fee, is calculated based on volume and may vary depending on payment type and the value of the transaction. The Company has concluded that this volume-based pricing approach does not constitute a future material right since the discount is within a range typically offered to a class of customers with similar volume. The transaction fee is collected from the customer at the time the transaction is executed. In certain instances, the transaction fee can be collected in digital assets, with revenue measured based on the amount of digital assets received and the fair value of the digital assets at the time of the transaction.

Development Revenue

Development revenue represents Goodwill Consideration from the Stellar Development Foundation in order to support the Company's efforts to operate StellarX, a graphical user interface for the Stellar Network, and launching digital tokens backed by one-to-one reserves of fiat currency or digital assets ("Fiat Tethers" or "Crypto Tethers") on the Stellar Network. Revenue was recognised for the Goodwill Consideration as received since there were no conditions attached to the consideration. Additionally, the Company received Tether Consideration from the Stellar Development Foundation for the successful launch of a fiat tether. The consideration was subject to clawback based on the Company's ability to meet technical, usability, and market requirements over a 12-month period. In August 2020, a termination and release agreement was signed and the entirety of the Tether Consideration was received and recognised into revenue during the year ended December 31, 2020. Following the termination of the agreement, no consideration was received during the year ended December 31, 2021.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(q) Revenues (Cont'd)

Licensing Revenue

Licensing revenue is derived from Software Licenses, Services and Development Agreements in which the Company licenses the back-end software of its technology platform to licensees to enable them to offer digital asset trading to their customers, in addition to providing development services. Revenue is recognized when the Company's performance obligations to the licensees have been completed.

Mining Revenue

From 2018 to 2020, the Company provided transaction verification services on the Bitcoin and Litecoin networks, referred to as digital currency mining. As there is no definitive guidance in IFRS for the accounting of digital currency mining activities, management has exercised judgment in determining this accounting treatment for the recognition of revenue. The Company received Bitcoin and Litecoin as compensation for these services, which are recognized as revenue and measured at fair value according to the spot price at the time they were mined. Bitcoin and Litecoin are considered earned upon the addition of a block to the Bitcoin and Litecoin blockchains at which time the economic benefit is received and can be reliably measured.

(r) Miners' Fees

Miners' fees represent the cost to have a transaction broadcast and confirmed by the particular digital assets network using blockchain technology. The fee is paid to the miner who includes that transaction in a block. Miners' fees are denominated in units of digital assets and then translated to the Company's functional currency. The methodology to translate a miners' fee from units of digital assets to Canadian dollars is the same as that used to translate digital assets transactions related to revenue. The aggregate cost of miners' fees incurred during the year is included in the line item, "General and administrative", in the consolidated profit or loss.

(s) Government Grants

The Company has recognized under debt obligations non-interest-bearing loans received from its financial institution during the COVID-19 pandemic. The Company will comply with the conditions associated with the loan to benefit from the loan forgiveness.

Grants that compensate the Company for expenses incurred are recognised in the consolidated profit or loss as other income on a systematic basis in the periods in which the expenses are recognised, unless the conditions for receiving the grant are met after the related expenses have been recognised. In this case, the grant is recognised when it becomes receivable.

(t) Income Tax Expense

Income tax expense comprises current income tax and deferred tax. Income tax expense is recognized in the consolidated profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(t) Income Tax Expense (Cont'd)

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented as non-current.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(u) New and Revised Accounting Standards and Policies to be Adopted in the Future

At the date of authorization of these consolidated financial statements, the IASB has issued the following new and revised accounting standards and policies which are not yet effective for the relevant reporting year and which the Company has not early adopted and is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements:

1. Amendments to IAS 1 - Presentation of Financial Statements ("IAS 1"): Classification of Liabilities as Current or Non-Current

The amendments clarify the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024 with early application permitted.

2. Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosures of Accounting Policies

In February 2021 the IASB issued the amendments to IAS 1 that required the Company to disclose its material accounting policy information. The amendments to IFRS Practice Statement 2 also issued in February 2021, provide guidance on how to apply the concept of materiality.

Under the amendments, the Company discloses material accounting policy information. Accounting policy information is 'material' if, when considered together with other information included in the Company's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual periods beginning on or after 1 January 2023 with early application permitted.

3. Amendments to IAS 16 - Property, Plant and Equipment ("IAS 16")

The IASB issued narrow-scope amendments to IAS 16 that prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the Company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit or loss. The Company has assessed these amendments and they have no impact on its consolidated financial statements. The amendments are effective for annual periods beginning on or after January 1, 2022 with early application permitted.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

3. Summary of Significant Accounting Policies (Cont'd)

(u) New and Revised Accounting Standards and Policies to be Adopted in the Future (Cont'd)

4. Amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets ("IAS 37") - Onerous Contracts and the Cost of Fulfilling a Contract

The amendments specify that "cost of fulfilling" a contract comprises the "costs that relate directly to the contract". Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The Company has assessed these amendments and they have no impact on its consolidated financial statements. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted.

4. Significant Accounting Estimates, Judgments and Assumptions

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Items for which actual results may differ significantly from these estimates are described in the following sections:

(i) Significant Accounting Estimates

(a) Fair Value of Digital Assets

The fair value of a digital asset is measured using the assumptions that market participants would use when pricing the asset, assuming that market participants act in their economic best interest. The fair value measurement of digital assets is a Level 1 fair value measurement as it is based on quoted (unadjusted) market prices in active markets for identical assets.

The Company obtains the equivalency rate of digital assets to US dollars from specific digital currency exchanges which have appropriate size and liquidity to provide reliable evidence of fair value.

The equivalency rate that is used to measure digital assets transactions related to fee revenue and spread revenue is the equivalency rate that is available at a time as near as possible to the time of the transaction. The Company then translates the transaction from US dollars to Canadian dollars at the rate of exchange applicable on the transaction date. At the end of each reporting period, the value of digital assets is measured to fair value based on the equivalency rate of the particular digital assets to US dollars and the rate of exchange of US dollars to Canadian dollars, in effect at that date. Gains or losses on remeasurement to fair value are included in consolidated profit or loss in the period in which they arise.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

4. Significant Accounting Estimates, Judgments and Assumptions (Cont'd)

(i) Significant Accounting Estimates (Cont'd)

(b) Depreciation of Property and Equipment

The Company applies the straight-line method based on estimated useful lives of property and equipment to recognize depreciation of property and equipment to best reflect the pattern in which the assets' future economic benefits are expected to be consumed by the Company.

(c) Valuation of Warrants, Options, and Other Derivative Instruments

The fair value of warrants, options, and other derivative instruments are determined using an option pricing model. Option pricing models require the input of subjective assumptions including expected dividend yield, expected volatility and expected life of the instrument.

(d) Impact of COVID-19

The Company makes estimates and assumptions in preparing the consolidated financial statements. These estimates and assumptions have been made taking into consideration the economic impact of the COVID-19 pandemic and the significant economic volatility and uncertainty it has created. The Company will continue to revisit its judgments and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve. Actual results could differ materially from these estimates, in which case the impact would be recognized in the consolidated financial statements in future periods.

(e) Valuation of Investments Without a Quoted Price

The Company uses historical data and assumptions issued by the investment fund managers to estimate its share of investment in the funds, where a quoted price is not readily available, by comparing the values of its investments as reported by the funds managers to the overall portfolio of the funds.

(ii) Significant Judgments

(a) Going Concern

Judgments and estimates are required to determine whether the Company and its subsidiaries are a going concern. These judgments and estimates include expected future cash flows, access to capital and regulatory changes, and are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

(b) Impairment of trade receivables, other receivables and notes receivable

Judgment is required to determine the expected credit losses. These judgments include the collectability of individual receivables and are continuously evaluated and are based on management's experience and knowledge of the facts and circumstances.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

4. Significant Accounting Estimates, Judgments and Assumptions (Cont'd)

(ii) Significant Judgments (Cont'd)

(c) Determining the Lease Term of Contracts with Renewal Options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its agreements to lease the assets for additional terms of one to ten years. The Company applies judgments in evaluating whether it is reasonably certain to exercise the option to renew, including the consideration of all relevant factors that create an economic incentive to exercise the renewal option. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew.

(d) Income Tax and Indirect Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Management exercises judgments to determine the extent to which deferred tax assets are recoverable and can therefore be recognized in the consolidated statements of financial position and consolidated profit or loss.

The Company holds digital assets for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin. The Company includes in taxable income the full amount of unrealized and realized gains and losses on revaluation of digital assets to fair value. There is uncertainty regarding the taxation of digital assets and the CRA may assess the Company differently from the position adopted. This could impact the Company's provision for current tax. This could impact the Company's obligations with respect to the collection and remittance of goods and services tax/harmonized sales tax.

5. Capital Risk Management

The Company manages its capital with the following objectives:

● To achieve ongoing business objectives including the funding of future growth opportunities and improving shareholder returns; and

● To manage its liquidity and capital risks.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, and/or purchasing or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

5. Capital Risk Management (Cont'd)

The Company considers its capital to be equity, comprising share capital, reserves, accumulated deficit and foreign currency translation reserve, which as at December 31, 2021 totaled $69,598 (2020 - $22,457).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, other investing and financing activities. The forecast is updated based on actual activities. Financial statements, budgets and forecasts are provided to the Board of the Company.

6. Trade and Other Receivables

		Interest	Year of
As at December 31,	Security	Rate	Maturity	2021	2020

Current:				$	$
Trade receivable				558	20
Other receivables				221	86
HST receivable				-	868
Total Trade and Other Receivables				779	974

Non-Current:
FRNT Financial promissory note	Note 1	Prime	2022	222	218
Stock option promissory notes	Note 2	1%	2025	157	552
Bitcoin Robin promissory note	Unsecured	5%	2024	125	-
Revolving loan - Hot wallet	Unsecured	Non-interest bearing	On demand	50	-
Revolving loan - Fiat	Unsecured	Non-interest bearing	On demand	50	-
Adam Rabie promissory note	Unsecured	Non-interest bearing	2022	-	264
Total Notes Receivable				604	1,034

Note 1: The promissory note is secured by a general security agreement on all of the assets of the company.

Note 2: The promissory notes are secured by common shares of the Company owned by the borrower (Refer to Note 25(b)).

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

7. Digital Assets, Client Holdings, Company Holdings and Client Liabilities

Digital assets are held by the Company to facilitate the operation of its trading platform. The Company manages the holding of digital assets with the objective of ensuring an appropriate matching of assets and client holdings. Fiat currency that is transferred to the Company by users of the trading platform is included in cash and cash equivalents in the consolidated statements of financial position.

The following table presents the changes in digital assets, client holdings and Company holdings during the years ended December 31, 2021 and 2020 respectively.

		Digital Assets						Client Holdings		Company Holdings
		Balance as at December		Net Movements During the		Balance as at December		Balance as at December		Balance as at December
		31, 2020		Year		31, 2021		31, 2021		31, 2021
Digital Assets	Measurement	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $
Bitcoin	Units	4,821	177,944	111	111,012	4,932	288,956	4,888	286,383	44	2,573
Litecoin	Units	44,454	7,042	2,950	1,746	47,404	8,788	46,567	8,633	837	155
Ethereum Classic	Units	44,043	319	56,752	4,031	100,795	4,350	94,462	4,077	6,333	273
Bitcoin Cash	Units	3,383	1,475	323	547	3,706	2,022	3,457	1,886	249	136
XRP	Units	28,359,925	7,943	20,684,009	43,731	49,043,934	51,674	48,389,938	50,985	653,996	689
Dogecoin	Units	461,112,750	2,748	(177,284,869)	58,518	283,827,881	61,266	281,377,865	60,737	2,450,016	529
Ethereum	Units	36,087	33,904	8,138	172,195	44,225	206,099	43,962	204,872	263	1,227
Dash	Units	6,133	779	2,366	668	8,499	1,447	8,510	1,449	(11)	(2)
Stellar	Units	11,999,940	1,951	8,681,991	5,039	20,681,931	6,990	20,110,330	6,797	571,601	193
Bitcoin SV	Units	6,651	1,386	(6,651)	(1,386)	-	-	-	-	-	-
Cardano	Units	-	-	1,091,702	1,811	1,091,702	1,811	1,060,075	1,759	31,627	52
Polkadot	Units	-	-	84,499	2,856	84,499	2,856	80,804	2,731	3,695	125
Chainlink	Units	-	-	25,725	637	25,725	637	21,889	542	3,836	95
Balance Carried Forward			235,491		401,405		636,896		630,851		6,045

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

7. Digital Assets, Client Holdings, Company Holdings and Client Liabilities (Cont'd)

		Digital Assets						Client Holdings		Company Holdings
		Balance as at December		Net Movements During the		Balance as at December		Balance as at December		Balance as at December
		31, 2020		Year		31, 2021		31, 2021		31, 2021
Digital Assets	Measurement	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $

Balance Brought Forward			235,491		401,405		636,896		630,851		6,045
Uniswap	Units	-	-	7,012	151	7,012	151	3,575	77	3,437	74
Yearn Finance	Units	-	-	3	110	3	110	2	58	1	52
Tezos	Units	-	-	33,797	186	33,797	186	26,043	143	7,754	43
Polygon Matic	Units	-	-	310,999	996	310,999	996	308,338	987	2,661	9
Wrapped Bitcoin	Units	-	-	-	11	-	11	-	8	-	3
AAVE	Units	-	-	174	56	174	56	174	56	-	-
Compound	Units	-	-	171	43	171	43	113	28	58	15
Sushi Swap	Units	-	-	19,307	231	19,307	231	16,908	202	2,399	29
EOS	Units	-	-	16,653	64	16,653	64	11,229	43	5,424	21
Maker	Units	-	-	11	33	11	33	8	23	3	10
DAI	Units	-	-	13,550	17	13,550	17	9,762	12	3,788	5
Solana	Units	-	-	17,383	3,746	17,383	3,746	14,608	3,148	2,775	598
USD Coin	Units	-	-	34,617	44	34,617	44	28,607	36	6,010	8
Balance Carried Forward			235,491		407,093		642,584		635,672		6,912

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

7. Digital Assets, Client Holdings, Company Holdings and Client Liabilities (Cont'd)

		Digital Assets						Client Holdings		Company Holdings
		Balance as at December		Net Movements During the		Balance as at December		Balance as at December		Balance as at December
		31, 2020		Year		31, 2021		31, 2021		31, 2021
Digital Assets	Measurement	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $

Balance Brought Forward			235,491		407,093		642,584		635,672		6,912
Shiba Inu	Units	-	-	57,723,797,917	2,444	57,723,797,917	2,444	57,486,687,423	2,434	237,110,494	10
Algorand	Units	-	-	93,299	196	93,299	196	87,299	183	6,000	13
Filecoin	Units	-	-	1,165	51	1,165	51	945	41	220	10
AMP	Units	-	-	3,561	-	3,561	-	-	-	3,561	-
Cosmos	Units	-	-	2,168	89	2,168	89	1,775	73	393	16
Avalanche	Units	-	-	2,484	345	2,484	345	2,384	331	100	14
Axie Infinity	Units	-	-	499	59	499	59	394	47	105	12
Chiliz	Units	-	-	245,010	88	245,010	88	215,849	78	29,161	10
Fantom	Units	-	-	77,109	220	77,109	220	69,912	199	7,197	21
The Graph	Units	-	-	76,242	62	76,242	62	66,978	55	9,264	7
Decentraland	Units	-	-	162,450	673	162,450	673	159,573	661	2,877	12
Curve DAO	Units	-	-	17,932	121	17,932	121	15,716	106	2,216	15
Enjin Coin	Units	-	-	15,062	49	15,062	49	13,577	44	1,485	5
Internet Computer	Units	-	-	1,003	31	1,003	31	853	26	150	5
Balance Carried Forward			235,491		411,521		647,012		639,950		7,062

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

7. Digital Assets, Client Holdings, Company Holdings and Client Liabilities (Cont'd)

		Digital Assets						Client Holdings		Company Holdings
		Balance as at December		Net Movements During the		Balance as at December		Balance as at December		Balance as at December
		31, 2020		Year		31, 2021		31, 2021		31, 2021
Digital Assets	Measurement	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $

Balance Brought Forward			235,491		411,521		647,012		639,950		7,062
Loopring	Units	-	-	61,005	161	61,005	161	57,024	150	3,981	11
Crypto.com Coin	Units	-	-	402	-	402	-	-	-	402	-
Request	Units	-	-	356	-	356	-	-	-	356	-
Total Digital Assets			235,491		411,682		647,173		640,100		7,073

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

7. Digital Assets, Client Holdings, Company Holdings and Client Liabilities (Cont'd)

		Digital Assets and Precious Metals						Client Holdings		Company Holdings
		Balance as at December		Net Movements During the		Balance as at December		Balance as at December		Balance as at December
Digital Assets		31, 2019		Year		31, 2020		31, 2020		31, 2020

and
Precious Metals	Measurement	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $	Quantities	Amount - $
Bitcoin	Units	4,396	40,915	425	137,029	4,821	177,944	4,795	176,978	26	966
Litecoin	Units	52,890	2,823	(8,436)	4,219	44,454	7,042	44,118	6,989	336	53
Ethereum Classic	Units	24,080	140	19,963	179	44,043	319	42,840	310	1,203	9
Bitcoin Cash	Units	4,244	1,123	(861)	352	3,383	1,475	3,322	1,449	61	26
XRP	Units	19,792,608	4,943	8,567,317	3,000	28,359,925	7,943	27,964,999	7,832	394,926	111
Dogecoin	Units	564,181,436	1,444	(103,068,686)	1,304	461,112,750	2,748	457,554,848	2,727	3,557,902	21
Ethereum	Units	44,360	7,406	(8,273)	26,498	36,087	33,904	35,827	33,659	260	245
Dash	Units	3,613	192	2,520	587	6,133	779	6,014	764	119	15
Stellar	Units	5,862,669	341	6,137,271	1,610	11,999,940	1,951	11,730,812	1,907	269,128	44
Bitcoin SV	Units	11,289	1,423	(4,638)	(37)	6,651	1,386	6,564	1,368	87	18
Silver Coin	Ounces	3,000	69	(3,000)	(69)	-	-	-	-	-	-
Silver Bar	Ounces	1,200	28	(1,200)	(28)	-	-	-	-	-	-
Gold Coin	Ounces	173	341	(173)	(341)	-	-	-	-	-	-
Total Digital Assets			61,188		174,303		235,491		233,983		1,508

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

7. Digital Assets, Client Holdings, Company Holdings and Client Liabilities (Cont'd)

The Company values its digital assets using U.S. dollar quotes from Coinbase, a digital assets exchange located in the U.S.A. For digital assets that are not listed on Coinbase, U.S. dollar quotes are obtained from Kraken, a separate digital assets exchange located in the U.S.A. The U.S. dollar quotes are converted into Canadian dollars using Bank of Canada exchange rates. The Company uses the U.S. dollar quotes at 00:00 UTC on the last business day of each calendar month.

The Company valued its precious metals using U.S. dollar quotes from Kitco, a global precious metals retailer, with headquarters in Montreal. The U.S. dollar quotes were converted into Canadian dollars using Bank of Canada exchange rates.

Client Liabilities

Client liabilities represent the Canadian dollars, U.S. dollars and other fiat currencies owing to clients based on their holdings on the Company's trading platform.

As at December 31,	2021	2020

Client Liabilities	$	$
Canadian dollar	42,150	29,890
Foreign currencies	5,729	2,235
Total Client Liabilities	47,879	32,125

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

8. Prepaids and Deposits

The Company has made various prepayments and deposits. Prepayments are recognized as an expense over the service period, while deposits are applied in the period in which the related liability is due.

As at December 31,	2021	2020

Current:	$	$
Other prepaids	565	-
Prepaid software	270	61
Prepaid insurance	193	123
Prepaid digital advertising	35	-
Prepaid legal	-	25
Total Prepaids	1,063	209

Non-Current:
Deposits	411	156
Total Deposits	411	156

9. Discontinued Operations and Assets Held-for-Sale

During the year ended December 31, 2020, the Company made the decision to sell its entire digital assets mining and ATM businesses. Management committed to a plan to sell those businesses in 2020, following a strategic decision to place greater focus on the Company's key competency - i.e., trading of digital assets. Management sold its ATM business during the year ended December 31, 2021 and sold the assets held-for- sale from the digital assets mining business on March 7, 2022 (Refer to Note 30).

During the year ended December 31, 2021, the Company made the decision to liquidate one of its subsidiaries namely Cryptiv Inc. ("Cryptiv"). This subsidiary does not have any assets or liabilities as at December 31, 2021 and no profit or loss transaction during the year ended December 31, 2021. Management is committed to liquidate the subsidiary in 2022 after completion of all legal requirements.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

9. Discontinued Operations and Assets Held-for-Sale (Cont'd)

Effect of Disposal Coinsquare Mining Ltd. on the Financial Position of
the Company as at:	2021	2020
	$	$
Property and equipment	572	572
Net Asset	572	572

		Altpay	Year ended
	Coinsquare	Holdings	December
Results of Discontinued Operations	Mining Ltd.	LLC	31, 2021
	$	$	$
Net expenses	(784)	-	(784)
Other income	-	-	-
Loss from Discontinued Operations Before Income Tax Expense	(784)	-	(784)
Income tax expense	-	-	-
Net Loss from Discontinued Operations	(784)	-	(784)

Net Loss on Discontinued Operations Attributable To:
Owners of the Company	(396)	-	(396)
Non-controlling interest	(388)	-	(388)
	(784)	-	(784)

Cash Flow from Discontinued Operations

Net cash provided from operating activities	39	-	39
Net cash provided from investing activities	-	-	-
Net Cash Flows for the Year	39	-	39

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

9. Discontinued Operations and Assets Held-for-Sale (Cont'd)

		Altpay	Year ended
	Coinsquare	Holdings	December
Results of Discontinued Operations	Mining Ltd.	LLC	31, 2020
	$	$	$
Net expenses	(761)	(1,615)	(2,376)
Other income	-	-	-

Loss from Discontinued Operations Before Income Tax Expense	(761)	(1,615)	(2,376)
Income tax expense	-	-	-
Net Loss from Discontinued Operations	(761)	(1,615)	(2,376)

Net Loss on Discontinued Operations Attributable To:
Owners of the Company	(384)	(1,615)	(1,999)
Non-controlling interest	(377)	-	(377)
	(761)	(1,615)	(2,376)

Cash Flow from Discontinued Operations

Net cash used in operating activities	(123)	(1,502)	(1,625)
Net cash provided from investing activities	114	-	114
Net Cash Flows for the Year	(9)	(1,502)	(1,511)

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

10.  Property and Equipment

Property and equipment consist of the following:

			Office
	Computer		Furniture
	Equipment	Leasehold	and	Right-of-Use	Mining
	and Servers	Improvements	Equipment	Assets	Equipment	Building	Land	Total
Costs	$	$	$	$	$	$	$	$
Balance, December 31, 2019	1,428	1,430	1,056	6,622	7,445	497	100	18,578
Additions	4	-	38	-	-	2	-	44
Disposals	(69)	-	-	-	(7,445)			(7,514)
Reclassification to assets held-for-sale	(14)	-	-	-	-	(499)	(100)	(613)

Balance, December 31, 2020	1,349	1,430	1,094	6,622	-	-	-	10,495
Additions	375	11	11	-	-	-	-	397
Lease incentive adjustments	-	-	-	(27)	-	-	-	(27)
Balance, December 31, 2021	1,724	1,441	1,105	6,595	-	-	-	10,865

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

10.  Property and Equipment (Cont'd)

			Office
	Computer		Furniture
	Equipment	Leasehold	and	Right-of-Use	Mining
	and Servers	Improvements	Equipment	Assets	Equipment	Building	Total

Accumulated Depreciation and Impairment Losses	$	$	$	$	$	$	$
Balance, December 31, 2019	(1,128)	(473)	(338)	(2,061)	(6,937)	(7)	(10,944)
Charge for the year from continuing operations	(230)	(292)	(214)	(1,324)	-	-	(2,060)
Charge for the year from discontinued operations	(9)	-	-	-	(300)	(20)	(329)
Impairment from discontinued operations	(2)	-	-	-	(92)	-	(94)
Disposals	69	-	-	-	7,329	-	7,398
Reclassification to assets held-for-sale	-	-	-	-	-	27	27
Balance, December 31, 2020	(1,300)	(765)	(552)	(3,385)	--	-	(6,002)

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

10.   Property and Equipment (Cont'd)

			Office
	Computer		Furniture
	Equipment	Leasehold	and	Right-of-Use	Mining
	and Servers	Improvements	Equipment	Assets	Equipment	Building	Land	Total

Accumulated Depreciation and Impairment Losses	$	$	$	$	$	$	$	$
Balance, December 31, 2020	(1,300)	(765)	(552)	(3,385)	-	-	-	(6,002)
Charge for the year from continuing operations	(160)	(294)	(220)	(1,298)	-	-	-	(1,972)
Balance, December 31, 2021	(1,460)	(1,059)	(772)	(4,683)	-	-	-	(7,974)

Carrying Amounts

Balance, December 31, 2021	264	382	333	1,912	-	-	-	2,891

Balance, December 31, 2020	49	665	542	3,237	-	-	-	4,493

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

11.  Intangible Assets

		Intellectual	Domain	FTX	Other
	Note	Property	Names	Tokens	Intangibles	Total
Carrying Amounts		$	$	$	$	$
Balance, December 31, 2019		1,011	1,352	-	9	2,372
Acquisitions through asset purchases		-	-	-	292	292
Additions		-	-	-	-	-
Impairment from continuing operations		-	-	-	(292)	(292)
Impairment from discontinued operations		-	(37)	-	-	(37)

Balance, December 31, 2020		1,011	1,315	-	9	2,335
Additions		-	-	18	-	18
Disposals		(1,011)	-	-	-	(1,011)

Balance, December 31, 2021		-	1,315	18	9	1,342

During the year ended December 31, 2021, intellectual property consisted of modules, applications and scripts obtained in the assets acquisition of Cryptiv for the purpose of operationalizing a digital asset custody solution for clients was given as consideration for the share purchase in Tetra Trust Company ("Tetra"). On June 30, 2021 the Company lost control in Tetra and a gain of $4,227 was recognized in the consolidated profit or loss (Refer to Note 13).

As at December 31, 2021 and 2020, the recoverable amounts of intangible assets are not significantly different from the carrying amounts of intangible assets in the above table.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

12. Investments

			Balanc						Balance	Fair Value
			as at					Change	as at
			December			Distribution	Gain on	in Fair	December
Investments	Equity Instrument	Method	31, 2020	Additions	Disposals	Received	Disposal	Value	31, 2021	Level 1	Level 2	Level 3	Total
			$	$	$	$	$	$	$	$	$	$	$
Current: Investment
All of Us Financial (i)	Private investments	FVTPL	-	1,844	-	-	-	88	1,932	-	-	1,932	1,932
Total Current Investment			-	1,844	-	-	-	88	1,932	-	-	1,932	1,932

Non-Current: Investments			$	$	$	$	$	$	$	$	$	$	$
HyperBlock (ii)	Publicly traded securities	FVTPL	-	-	-	-	-	-	-	-	-	-	-
Yooma (Formerly GlobalLive) (iii)	Publicly traded securities	FVTPL	6	-	-	-	-	(2)	4	4	-	-	4
Mogo (iv)	Publicly traded securities	FVTPL	-	7,831	-	-	-	(4,086)	3,745	3,745	-	-	3,745
Blockchange I (v)	Private investments	FVTPL	2,946	-	-	(5,216)	-	20,490	18,220	-	-	18,220	18,220
Blockchange II (v)	Private investments	FVTPL	440	-	-	(75)	-	1,721	2,086	-	-	2,086	2,086
Getcoin Hub Inc. (vi)	Private investments	FVTPL	18	-	-	-	-	-	18	-	-	18	18
FRNT Financial (vii)	Private investments	FVTPL	2,889	-	-	-	-	3,137	6,026	-	-	6,026	6,026
OSF Management Corp (viii)	Private investments	FVTPL	955	-	(3,000)	-	2,045	-	-	-	-	-	-
Connect First (ix)	Private investments	FVTPL		100	-	-	-	-	100	-	-	100	100
HiredHippo SAFE (x)	Warrants and SAFEs	FVTPL	25	-	-	-	-	-	25	-	-	25	25
NXM SAFE (xi)	Warrants and SAFEs	FVTPL	397	-	-	-	-	(16)	381	-	-	381	381
Total Non-Current Investments			7,676	7,931	(3,000)	(5,291)	2,045	21,244	30,605	3,749	-	26,856	30,605

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

12. Investments (Cont'd)

			Balance as						Balance as	Fair Value
			at						at
			December			Distribution	Gain on	Change in	December
Investments	Equity Instrument	Method	31, 2019	Additions	Disposals	Received	Disposal	Fair Value	31, 2020	Level 1	Level 2	Level 3	Total
			$	$	$	$	$	$	$	$	$	$	$
Current: Investment
All of Us Financial (i)	Private investments	FVTPL	-	-	-	-	-	-	-	-	-	-	-
Total Current Investment			-	-	-	-	-	-	-	-	-	-	-

Non-Current: Investments			$	$	$	$	$	$	$	$	$	$	$
HyperBlock (ii)	Publicly traded securities	FVTPL	64	-	-	-	-	(64)	-	-	-	-	-
Yooma (Formerly GlobalLive) (iii)	Publicly traded securities	FVTPL	45	-	-	-	-	(39)	6	6	-	-	6
Mogo (iv)	Publicly traded securities	FVTPL	-	-	-	-	-	-	-	-	-	-	-
Blockchange I (v)	Private investments	FVTPL	1,027	-	-	-	-	1,919	2,946	-	-	2,946	2,946
Blockchange II (v)	Private investments	FVTPL	228	-	-	-	-	212	440	-	-	440	440
Getcoin Hub Inc. (vi)	Private investments	FVTPL	42	-	-	-	-	(24)	18	-	-	18	18
FRNT Financial (vii)	Private investments	FVTPL	3,889	-	(1,000)	-	-	-	2,889	-	-	2,889	2,889
OSF Management Corp (viii)	Private investments	FVTPL	-	-	-	-	-	955	955	-	-	955	955
Others	Private investments	FVTPL	-	-	(9)	-	-	9	-	-	-	-	-
Connect First (ix)	Private investments	FVTPL		-	-	-	-	-	-	-	-	-	-
HiredHippo SAFE (x)	Warrants and SAFEs	FVTPL	25	-	-	-	-	-	25	-	-	25	25
NXM SAFE (xi)	Warrants and SAFEs	FVTPL	397	-	-	-	-	-	397	-	-	397	397
Total Non-Current Investments			5,717	-	(1,009)	-	-	2,968	7,676	6	-	7,670	7,676

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

12. Investments (Cont'd)

(i) On May 4, 2021, the Company purchased 319,633 shares of All of Us Financial Inc. ("All of Us Financial") valued at US$1,500, representing US$4.69 per share and 6.5% of outstanding shares of All of Us Financial. The Company collaborates with All of Us Financial to deploy an online social platform for sharing information regarding equity trading, which also enables users to place orders and trades for securities on the US markets. As at December 31, 2021, a fair value gain of $88 (2020 - Fair value gain of $Nil) has been recognized in respect of this investment (Refer to Note 30).

(ii) On December 19, 2017, the Company paid $500 to purchase 1,428,571 shares at a price of $0.35 per share of HyperBlock Technologies Corp. ("HyperBlock"). On February 7, 2018, the Company issued 322,165 shares to HyperBlock at $15.52 per share, representing $5,000 in aggregate value in exchange for 2,857,142 shares of HyperBlock for $1.75 per share. The total investment represented a 1.75% ownership of Hyperblock as of December 31, 2019. In 2020, Hyperblock filed an Assignment in Bankruptcy, wound down its business and delisted from the exchange, seemingly ceasing operations at its mining facilities. As at December 31, 2021, a fair value loss of $Nil (2020 - Fair value loss of $64) has been recognized in respect of this investment with an accumulated fair value loss of $5,500 recognized in prior years.

(iii) On April 5, 2018, the Company purchased 500,000 subscription receipts from GlobalLive Technology Partners Inc. ("GlobalLive") at a price of $1.00 per subscription receipt. On June 8, 2018, GlobalLive completed a qualifying transaction on the TSX Venture Exchange and was listed under the ticker "LIVE". The Company received 500,000 common shares of the newly listed entity for its 500,000 subscription receipts which closed on June 8, 2018. On February 11, 2021, Yooma completed its reverse take-over of GlobalLive by way of a statutory plan of arrangement and Yooma began trading on the Toronto Stock Exchange. As at December 31, 2021, a fair value loss of $2 (2020 - Fair value loss of $39) has been recognized in respect of this investment.

(iv) On April 16, 2021, the Company received 851,157 of Mogo Inc's ("Mogo") common shares at a price of $9.20 per share. The common share issuance was part of a strategic acquisition by Mogo for 19.99% of the Company's issued and outstanding shares. Mogo has rights to acquire up to 43% of the Company's issued and outstanding shares from existing shareholders and from the exercise of warrants over the next 18 months. No warrant has been exercised to date. As at December 31, 2021, a fair value loss of $4,086 (2020 - Fair value gain of $Nil) has been recognized in respect of this investment.

(v) On January 17, 2018, the Company purchased limited partnership units of a privately held blockchain venture capital and private equity limited partnership fund ("Blockchange I") for $1,000. On October 18, 2018, the Company purchased limited partnership units of another private equity limited partnership fund ("Blockchange II") for US$152. During the year ended December 31, 2021, the Company received $5,216 and $75 as distributions from Blockchange I and Blockchange II respectively. As at December 31, 2021, a fair value gain of $22,211 (2020 - Fair value gain of $2,131) has been recognized in respect of these two funds.

(vi) On February 15, 2019, the Company acquired 75 common shares of Getcoin Hub Inc. through the acquisition of Tipcoin Inc. with a cost base of $265. This represented a 19.84% ownership of Getcoin Hub Inc. As at December 31, 2021, a fair value loss of $Nil (2020 - Fair value loss of $24) has been recognized in respect of this investment.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

12. Investments (Cont'd)

(vii) On October 28, 2019, the Company obtained common shares of FRNT Financial Inc. ("FRNT Financial") through the exercise of warrants at $0.01 per share. An investment round on the same date had placed the valuation of FRNT Financial at $14.13 per share. As at December 31, 2019, the Company held 275,215 common shares. In November 2020, 70,780 shares were sold at $14.13 per share. As at December 31, 2021, the Company held 4,017,378 common shares, as a result of a 1 to 19.65112699 stock split that took place in February 2021. On March 17, 2022, FRNT Financial announced the pricing of its Initial Public Offering with TSX Venture Exchange at a price of $1.50 per share. As at December 31, 2021, a fair value gain of $3,137 (2020 - Fair value gain of $Nil) has been recognized in respect of this investment.

(viii) On March 5, 2020, the Company purchased 69,920 shares of OSF Management Corp for US$7 at US$0.0001 per share. OSF Management Corp is a capital management company that develops software driven quantitative arbitrage strategies and executing tools where its specialty lies with liquid digital assets and macro markets. In June 2021, 69,920 shares were sold at $42.91 per share and the outstanding shares were cancelled for proceeds. During the year ended December 31, 2021, the Company recognized a gain on disposal of investment of $2,045. As at December 31, 2020, a fair value gain of $955 was recognized in respect of this investment.

(ix) On November 9, 2021, the Company invested $100,000 in the common shares of Connect First Credit Union Ltd ("Connect First") at the rate of $1 per share.

(x) On November 7, 2018, the Company paid $25 to enter into a Simple Agreement for Future Equity ("SAFE") in Neemo Tech Inc. (Operating as HiredHippo) at a valuation cap of $2,500 and a discount rate of 80%. HiredHippo is a tech recruitment company that offers a platform for top startup talent.

(xi) On July 30, 2019, the Company paid $300 to enter into a SAFE in NXM labs Inc. at a valuation cap of US$20,000 and a discount rate of 25%. NXM Labs Inc's platform offers cybersecurity software that enables IoT devices to defend from hackers. On September 30, 2020, the Company received 460,954 preferred shares at a unit price of $0.651 per share. As at December 31, 2021, a fair value loss of $16 (2020 - Fair value loss of $Nil) has been recognized in respect of this investment.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

13. Equity-Accounted Investees

Tetra

Effective June 28, 2021, the Company purchased 15,000,000 common shares in Tetra through a combination of cash $2,000 and intellectual property valued at $5,500 for a total consideration of $7,500 representing 59.06% equity holding in Tetra. On June 30, 2021 the Company lost its controlling interest in Tetra when the Company sold 1,300,000 shares of its holdings in Tetra to Mogo at $1.00 per share representing a decrease from 59.06% to 49.76%.

On July 6, 2021, the Company increased its common shares holding in Tetra to 15,000,000 common shares representing 46.76% equity holding after acquiring 1,300,000 treasury shares from Tetra for a total consideration of $1,300.

The following table summarises the financial information of Tetra as included in its own financial statements. The table also reconciles the summarized financial information to the carrying amount of the Company's interest in Tetra. The information for 2021 presented in the table includes the results of Tetra for the period from July 6, 2021 to December 31, 2021. The information for 2020 is $Nil as Tetra was a subsidiary from June 28, 2021 to June 30, 2021.

As at December 31,	Note	2021	2020

Percentage Ownership Interest		46.76%	Nil%
		$	$
Current assets		8,860	-
Non-current assets		5,020	-
Current liabilities		(559)	-

Net Assets - 100%		13,321	-

Company's share of net assets - 46.76%		6,229	-
Change in fair value of net assets		8,126	-

Carrying Amount of Interest in Equity-Accounted Investees		14,355	-

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

13. Equity-Accounted Investees (Cont'd)

Tetra (Cont'd)

As at December 31,	Note	2021	2020
		$	$
Carrying Amount, Opening		-	-
Initial investment in equity-accounted investees - Cash		2,000	-
Initial investment in equity-accounted investees - Intellectual property		5,500	-
Gain on loss of control		6,850	-
Disposal of equity-accounted investees		(650)	-
Additions to investment in equity-accounted investees		1,300	-
Share of loss for the year		(645)	-
Carrying Amount, Ending		14,355	-

Year ended December 31,		2021	2020
		$	$
Disposal proceeds		1,300	-
Carrying amount as per above		(650)	-
Gain on Disposal of Investment		650	-

Year ended December 31,		2021	2020
		$	$
Revenue		-	-
Net loss for the year - 100%		(1,379)	-
Company's Share of Loss for the Year - 46.76%		(645)	-

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

13. Equity-Accounted Investees (Cont'd)

Tetra (Cont'd)

Year ended December 31,	Note	2021	2020
		$	$
Gain on loss of control as per above		6,850	-
Gain on loss of control of subsidiary	11	4,227	-
Total Gain on Loss of Control of Subsidiary		11,077	-

12800187 Ontario Ltd

Effective March 05, 2021, the Company purchased 2,250,000 voting common shares in the capital of the 12800187 Ontario Ltd (dba "Bitcoin Robin") for an aggregate purchase price equal to $Nil representing 25% equity holding in Bitcoin Robin. On June 15, 2021, the Company signed a Commercial Bitcoin Teller Machines ("BTM") and Service Agreement and a Secured Promissory Note Agreement where the Company granted a promissory note of $125 to Bitcoin Robin with an annual interest rate of 5% with a maturity date of June 15, 2024. The Company provided non-interest-bearing revolver loans of $100 to Bitcoin Robin and revolver loans are repayable on demand.

The following table summarises the financial information of Bitcoin Robin as included in its own financial statements. The table also reconciles the summarized financial information to the carrying amount of the Company's interest in Bitcoin Robin. The information for 2021 presented in the table includes the results of Bitcoin Robin for the period from June 15, 2021 to December 31, 2021. The information for 2020 is $Nil as Bitcoin Robin started operations as of June 15, 2021.

As at December 31,	Note	2021	2020

Percentage Ownership Interest		25.00%	Nil%
		$	$
Current assets		186	-
Non-current assets		83	-
Current liabilities		(40)	-
Non-current liabilities		(225)	-
Net Assets - 100%		4	-

Company's share of net assets - 25.00%		1	-

Carrying Amount of Interest in Equity-Accounted Investees		1	-

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

13. Equity-Accounted Investees (Cont'd)

12800187 Ontario Ltd (Cont'd)

As at December 31,	2021	2020
	$	$
Carrying Amount, Opening	-	-
Initial investment in equity-accounted investees	1	-
Share of profit for the year	-	-
Net Carrying Amount, Ending	1	-

Year ended December 31,	2021	2020
	$	$
Revenue	354	-
Profit for the year - 100%	-	-
Total comprehensive income - 100%	-	-
Company's Share of Profit for the Year and Total Comprehensive Income - 25.00%	-	-

14. Accounts Payable and Accrued Liabilities

As at December 31,	2021	2020
	$	$
Accounts payable	3,400	648
Accrued liabilities	1,172	813
Commission, bonus and severance payable	281	551
Vacation accrual	212	209
GST payable	139	-
Overdraft from digital assets exchange	21	978
Total Accounts Payable and Accrued Liabilities	5,225	3,199

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

15. Warrant Liabilities

On April 16, 2021, the Company issued warrants to Mogo for the acquisition of 7,240,665 additional common share of the Company at an exercise price lesser of $8.29 per warrant or price per common share used in a completed bona fide equity financing by the Company that raises a minimum of $5,000 prior to the exercise time. Mogo may satisfy the aggregate Exercise Price payable at its discretion through a combination of cash and common shares in Mogo, subject to certain conditions. The warrants will expire 18 months after the transaction date.

		Fair Value
	Warrants	Per
As at December 31,	Outstanding	Warrant	2021	2020
		$	$	$
Fair Value, Opening	-	-	-	-
Fair value at initial measurement date of April 16, 2021	7,240,665	1.61	11,641	-
Change in fair value of warrant liabilities			(3,756)	-
Fair Value, Closing	7,240,665	1.09	7,885	-

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's share prices and historical volatility as inputs. No warrants have been exercised during the year.

For the year ended December 31, 2021, the Company recorded $3,756 (December 31, 2020 - $Nil) as change in fair value of warrant liabilities related to warrant liabilities which are measured at fair value at the date of inception and subsequently measured at each reporting period with changes being recorded in consolidated profit or loss. In determining the fair value of warrant liabilities for the year ended December 31, 2021, the Company used a Black-Scholes option pricing model applying the following assumptions into the model at the inception and reporting year measurement dates are as follows:

	December	April		December
As at	31, 2021	16, 2021		31, 2020

Risk-free interest rate	0.38%	0.30%		Nil%
Expected life warrants (Years)	0.49	0.83		Nil
Expected annualized volatility	71%	84%		Nil%
Expected dividend yield	Nil	Nil		Nil
Forfeiture rate	Nil	Nil		Nil
Exercise price (Per warrant)	$8.29	$8.29	$	Nil
Current price (Per warrant)	$7.28	$6.86	$	Nil

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

16. Lease Liabilities

The Company has two lease agreements for its office spaces signed on October 12, 2017 and January 26, 2018 respectively. Both leases have a lease term of 5 years with an option to renew the lease terms after that date.

Set out below are the carrying amounts of lease liabilities and the movements during the years ended December 31, 2021 and 2020.

	Incremental
	Borrowing	Year of
As at December 31,	Rate	Maturity	2021	2020
			$	$
Balance, Opening	7.75%	2023	3,222	4,270
Interest expense			196	263
Lease incentive adjustments			(219)	-
Repayments during the year			(1,542)	(1,311)
Balance, Ending			1,657	3,222

Current Portion:
Lease liabilities		2023	1,439	1,333
Total Current Portion			1,439	1,333

Non-Current Portion:
Lease liabilities		2023	218	1,889
Total Non-Current Portion			218	1,889

Amounts recognized in the consolidated profit or loss

Year Ended December 31,	2021	2020
	$	$

Depreciation	1,298	1,324
Interest expense	196	263
Total Depreciation and Interest Expense	1,494	1,587

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

16. Lease Liabilities (Cont'd)

The Company has classified the cash payment for the principal portion of lease payments as financing activities and cash payments for the interest expense portion as operating activities consistent with the presentation of interest payments chosen by the Company.

	Payments Due by Periods

Contractual Lease Liabilities	2022	2023	Total
	$	$	$
Lease liabilities - 130 Spadina Avenue	215	-	215
Lease liabilities - 590 King Street West	1,320	220	1,540
Total Contractual Lease Liabilities	1,535	220	1,755

17.  Debt Obligations

Promissory Notes

On October 30, 2019, the Company acquired all of the outstanding shares of Bigterminal.com Inc. through the issuance of 1,800,000 common shares of Coinsquare Canada Ltd. at their fair value of $2.00 per share and a promissory note of $865 to the former shareholder of Bigterminal.com Inc. On October 31, 2019, the 1,800,000 common shares of Coinsquare Canada Ltd. were redeemed for $3,600 promissory notes payable. The promissory notes payable are non-interest bearing. At December 31, 2020, $970 of the promissory notes payable was outstanding. During 2021, the balance outstanding of $970 was settled as part of the set-off agreement when the Company disposed of its investment in OSF Management Corp. As at December 31 2021, the balance of promissory notes payable was $Nil (2020 - $970).

Loans

In December 2020, Bigterminal.com Inc. obtained loans totalling $60 from its financial institution under the Canada Emergency Business Account ("CEBA"), introduced by the Government of Canada, to support businesses during the pandemic. The loans are non-interest bearing and will be repayable on or before December 31, 2023 which could result in loan forgiveness of 33% of the original loan amounts.

During the year ended December 31, 2020, the Company applied for and received two grants, namely Canada Emergency Wage Subsidy ("CEWS") and Canada Emergency Rent Subsidy ("CERS") for COVID-19 relief during the pandemic.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

17. Debt Obligations (Cont'd)

Convertible debentures

On December 17, 2021 the Company closed a private placement of convertible debentures for gross proceeds of $30,000 at an annual interest rate of 10% calculated on a semi-annual basis. The convertible debentures shall mature in 24 months from the closing date if a qualifying event has not occurred, holders shall have the option to convert their convertible debentures into the Company's common shares at the initial conversion price of $9.00 per share. The initial conversion price of $9.00 per share is subject to change in the following cases and the Company has determined that the convertible debentures do not satisfy the "fixed to fixed' criteria and therefore were accounted for as a liability component:

● In the case of a Public Offering Transaction, the price at which common shares are issued and sold to the public;

● In the case a Merger Transaction, the price attributed to the Company's common shares in that transaction or deemed issue price of the common shares exchanged or changed in the Merger Transaction;

● In the case of a Change of Control, the price attributed to the common shares in such transaction; and

● In the case of receipt of the Registration Approval it is $9.00.

On the maturity date, any outstanding principal amount of the convertible debentures plus any accrued and unpaid/unconverted interest shall be repaid in cash.

Any interest payable hereunder shall automatically accrue and be capitalized to the principal amount of the convertible debentures and shall thereafter be deemed to be part of the principal amount of the convertible debenture. The effective interest rate of 14.31% was used to determine the carrying amount of convertible debentures as at December 31, 2021.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

17. Debt Obligations (Cont'd)

		Effective
	Fair	Interest	Year of
As at December 31,	Value	Rate	Maturity	2021	2020

Balance, Opening:	$			$	$
Promissory notes				970	2,150
Loans			2023	60	-

Additions:
Convertible debentures	28,244	14.31%	2023	28,052	-
Loans				-	60

Repayments During the Year:
Promissory notes				(970)	(1,180)
Loans				-	-
Balance, Ending				28,112	1,030

Non-Current Portion:
Convertible debentures				28,052	-
Promissory notes				-	970
Loans				60	60
Total Non-Current Portion				28,112	1,030

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

17. Debt Obligations (Cont'd)

The following table summarizes the carrying amounts of the convertible debentures as at December 31, 2021:

	Convertible Debentures -
As at December 31,	Carrying Amounts

	2021	2020
	$	$

Balance, Opening	-	-
Additions:
Convertible debentures	30,000	-
Transaction costs	(2,091)	-

Net Proceeds	27,909	-
Accretion in carrying value of debentures liability	20	-
Accrued interest	123	-
Balance, Ending	28,052	-

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

18. Unearned Revenue

As at December 31,	2021	2020

Balance, Opening:	$	$
Sublease deposits	37	92
Licensing agreements	-	306

Movements During the Year:
Sublease deposits	-	(55)
Licensing agreements	-	(306)
Balance, Ending	37	37

Non-Current Portion:
Sublease deposits	37	37
Total Non-Current Portion	37	37

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

19. Share Capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value.

(a) In 2020, a total of 64,752 Escrow Shares from Cryptiv's acquisition vested, resulting in the recognition of share-based payments.

(b) In 2020, a total of 1,439,113 employee stock options were exercised into common shares. Proceeds in the form of cash and stock option promissory notes totalled $555 and the amount transferred from reserves into share capital totalled $3,425.

(c) In 2020, a total of 624,567 shares were repurchased from shareholders of the Company for cash of $332.

(d) In 2021, a total of 32,379 Escrow Shares from Cryptiv's acquisition vested, resulting in the recognition of share-based payments.

(e) In 2021, a total of 128,556 employee stock options were exercised into common shares. Proceeds in the form of cash and stock option promissory notes totalled $63 and the amount transferred from reserves into share capital totalled $122.

(f) In 2021, the Company bought back 4,551 shares from an ex-employee in an agreement to settle promissory note receivable for a consideration of $33. The shares were cancelled upon repurchase.

(g) In 2021, Mogo entered into an agreement for the strategic acquisition of a 19.99% stake in the Company's issued and outstanding shares. This involves issuance of 3,226,917 treasury shares for a total consideration of $11,851 split into $7,901 in cash and $3,950 worth of Mogo shares, and 7,240,665 warrants for a total consideration of $11,641. The warrants were accounted for as warrant liabilities. $581 was recognised as the cost of issuance which was netted off against the proceeds from the acquisition recorded in equity.

(h) In 2021, the Company entered into a settlement agreement with shareholders of Altpay Holdings LLC (doing business as "JustCash") ("Harley Parties"). As part of the settlement, 180,000 shares of the Company were issued to Harley Parties for $1,311 while Harley Parties paid a sum of $363 to settle balances outstanding between the Company and JustCash.

(i) In 2021, the Company cancelled 50,000 shares relating to unvested share-based payments granted to former employees.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Reserves

Stock Option Plan

The Company has a Plan for directors, employees, officers and consultants of the Company.

The aggregate maximum number of shares available for issuance from treasury under the Plan is 15% (December 31, 2020 - 10%) of the Company's issued and outstanding shares at any given time, subject to certain stated adjustments. Under the Plan, options granted can be exercisable for a maximum of 10 years from the date of grant or a lesser period as determined by the Board at the time of such grant. In the event of a change in control in the Company, all options outstanding shall be immediately exercisable. The options vest evenly on a quarterly basis over two to three years. During the year ended December 31, 2021, the Company granted 1,437,328 stock options (December 31, 2020 - 2,754,456) with a weighted average exercise price of $4.75 (December 31, 2020 - $1.43).

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Reserves (Cont'd)

Stock Option Plan (Cont'd)

The following table outlines the issued and outstanding stock options as at December 31, 2021 and 2020 respectively:

	Number of Stock Options
									Weighted
									Average
	As at					As at	Exercise		Remaining
	December					December	Price per		Life
Grant Date	31, 2020	Issued	Exercised	Forfeited	Modifications	31, 2021	Share	Expiry Date	(Years)
							$
Aug 2017 - Nov 2017	15,000	-	-	-	-	15,000	1.73	Sep 2027	3.8
Nov 2017 - Feb 2018	18,604	-	-	-	(3,604)	15,000	4.86	Jan 2028	6.0
Feb 2018 - Apr 2020	19,879	-	-	-	-	19,879	15.52	Jan 2029 - Apr 2030	7.1
Aug 2020 - Nov 2020	2,371,381	-	(128,556)	(210,569)	3,806	2,036,062	0.50	Nov 2027 - May 2031	9.0
Jan 2019 - Nov 2020	337,649	-	-	(232,005)	(12,758)	92,886	7.76	Sep 2029	7.7
Jan 2021 - Dec 2021	-	115,762	-	(28,762)	-	87,000	3.62	Jan 2031 - Feb 2031	9.1
Jan 2021 - Dec 2021	-	560,066	-	(18,705)	(74)	541,287	7.28	Feb 2031 - Dec 2031	9.7
Jan 2021 - Dec 2021	-	111,500	-	-	-	111,500	0.5	Nov 2027 - May 2031	9.2
Jan 2021 - Dec 2021	-	650,000	-	-	-	650,000	3.5	May 2031 - Jul 2031	9.5
	2,762,513	1,437,328	(128,556)	(490,041)	(12,630)	3,568,614	2.45		8.9

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Reserves (Cont'd)

Stock Option Plan (Cont'd)

	Number of Stock Options
									Weighted
									Average
	As at					As at	Exercise		Remaining
	December					December	Price per	Expiry	Life
Grant Date	31, 2019	Issued	Exercised	Forfeited	Modifications	31, 2020	Share	Date	(Years)
							$
Apr 2017 - Jul 2017	90,000	-	-	-	(90,000)	-	0.75	-	-
Aug 2017 - Nov 2017	104,000	-	(14,568)	(19,432)	(55,000)	15,000	1.73	Sep 2027	6.8
Nov 2017 - Feb 2018	325,678	-	(4,747)	(157,098)	(145,229)	18,604	4.86	Jan 2028 - Feb 2028	7.0
Dec 2018	4,294	-	(2,147)	(2,147)	-	-	0.00	-	-
Jan 2019 - Feb 2019	504,618	-	-	-	(504,618)	-	4.88	-	-
Feb 2018 - Apr 2020	19,572	307	-	-	-	19,879	15.52	Jan 2029 - Apr 2030	8.1
Aug 2020	-	309,513	(309,513)	-	-	-	0.01	-	-
Aug 2020 - Nov 2020	-	2,072,801	(1,104,618)	-	1,403,198	2,371,381	0.50	Nov 2027 - Nov 2030	9.5
Jan 2019 - Nov 2020	923,991	371,835	(3,520)	(346,306)	(608,351)	337,649	7.76	Nov 2028 - Aug 2030	8.7
	1,972,153	2,754,456	(1,439,113)	(524,983)	-	2,762,513	1.53		9.3

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

20. Reserves (Cont'd)

Stock Option Plan (Cont'd)

For the year ended December 31, 2021, the Company recorded $903 (December 31, 2020 - $2,327) as share- based payments related to stock options which are measured at fair value at the date of grant and expensed over the stock option's vesting period and are included under the line item "Share-based payments" in consolidated profit or loss. In determining the amount of share-based payments for the year ended December 31, 2021, the Company used a Black-Scholes option pricing model applying the following assumptions to establish the fair value of stock options granted during the year:

As at December 31,	2021	2020
Risk-free interest rate	0.51%	0.4%
Expected life options (Years)	5	5
Expected annualized volatility	114%	101%
Expected dividend yield	Nil	Nil
Forfeiture rate	Nil	Nil
Weighted average exercise price (Per share)	$4.75	$1.43

Volatility was estimated by using the average historical volatilities of similar companies for which share price information is publicly available. The entities used in the analysis operate within the blockchain and digital assets industries. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21. Financial Instruments

The Company manages its exposure to financial risks arising from its operations as well as its use of financial instruments including market risks (Foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below.

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has notes receivable, interest bearing and non-interest-bearing debt obligations. As a result, management has assessed interest rate risk as limited, and it is based on prime plus.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. Management manages liquidity risk by maintaining cash and cash equivalents that are adequate to satisfy accounts payable and accrued liabilities, client liabilities and monitoring cash outflows. As at December 31, 2021, the Company had cash and cash equivalents of $96,919 and $28 (2020 - $41,623 and $28), respectively to settle current liabilities of $62,471 (2020 - $36,700).

The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21 Financial Instruments (Cont'd)

Liquidity Risk (Cont'd)

The Company is obligated to the following contractual maturities of undiscounted cash flows:

				Year 4 and
As at December 31,	2021	Year 1	Year 2-3	thereafter
	$	$	$	$
Accounts payable and accrued liabilities	5,225	5,225	-	-
Warrant liabilities	7,885	7,885	-	-
Client liabilities	47,879	47,879	-	-
Unearned revenue	37	-	37	-
Convertible debentures	30,000	-	30,000	-
Promissory notes	-	-	-	-
Loans	60	-	60	-
Total	91,086	60,989	30,097	-

				Year 4 and
As at December 31,	2020	Year 1	Year 2-3	thereafter
	$	$	$	$
Accounts payable and accrued liabilities	3,199	3,199	-	-
Warrant liabilities	-	-	-	-
Client liabilities	32,125	32,125	-	-
Unearned revenue	37	-	37	-
Convertible debentures	-	-	-	-
Promissory notes	970	-	970	-
Loans	60	-	60	-
Total	36,391	35,324	1,067	-

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21. Financial Instruments (Cont'd)

Credit Risk

Credit risk is the risk associated with the counterparty's inability to fulfil its payment obligations. Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. All of the Company's cash is held with acceptable financial institutions, payment processors and digital assets exchanges from which management believes the risk of non-performance to be remote.

The maximum amount of credit risk exposure is limited to the gross carrying amount of the cash and cash equivalents, trade receivables, other receivables, due from related parties, notes receivable disclosed in these consolidated financial statements.

Foreign Currency Risk

Foreign currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments.

The Company's functional and presentation currency is Canadian dollars. Major purchases are transacted in Canadian dollars and U.S. dollars. The Company also holds financial instruments denominated in U.S. dollars. The Company is affected by changes in exchange rates between the Canadian dollars and foreign currencies. The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents, accounts payable and accrued liabilities and client liabilities. Management manages this risk through ongoing monitoring and managing the financial instruments that have a foreign currency risk.

The following table outlines the net outstanding foreign currency denominated monetary assets as at each reporting year end (Expressed in Canadian dollars):

				Accounts
	Cash and	Trade and	Promissory	Payable and
	Cash	Other	Notes	Accrued	Client
As at December 31,	Equivalents	Receivables	Receivable	Liabilities	Liabilities	2021
	$	$	$	$	$	$
U.S. dollar	18,622	-	-	(21)	(5,729)	12,872
Great Britain pound	-	-	-	-	-	-
Euro	-	-	-	-	-	-
Total Net Monetary Assets	18,622	-	-	(21)	(5,729)	12,872

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21. Financial Instruments (Cont'd)

Foreign Currency Risk (Cont'd)

				Accounts
	Cash and	Trade and	Promissory	Payable and
	Cash	Other	Notes	Accrued	Client
As at December 31,	Equivalents	Receivables	Receivable	Liabilities	Liabilities	2020
	$	$	$	$	$	$
U.S. dollar	3,442	35	401	(1,238)	(2,230)	410
Great Britain pound	-	-	-	(11)	(2)	(13)
Euro	-	-	-	(30)	(3)	(33)
Total Net Monetary Assets	3,442	35	401	(1,279)	(2,235)	364

Sensitivity Analysis

The following table shows the impact on the Company's consolidated profit or loss for a 10% change in foreign currency rates at the period end. A positive (negative) number below indicates an increase (decrease) in profit where the foreign currency strengthens (weakens) by 10% against Canadian dollars.

Year ended December 31,	2021	2020
Foreign Exchange Rate Fluctuation	$	$
U.S. dollar	1,287	41
Great Britain pound	-	(1)
Euro	-	(3)

Other Price Risk

Other market price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market.

As at December 31, 2021, the Company's current and non-current investments amounting to $32,537 (2020 - $7,676) are subject to fair value fluctuations. As at December 31, 2021, if the fair value of the Company's investments had increased (decreased) by 10%, with all other variables held constant, consolidated comprehensive loss and consolidated shareholders' equity for the year ended December 31, 2021 would have been approximately $3,254 (December 31, 2020 - $768) lower/higher.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21. Financial Instruments (Cont'd)

Fair Value

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

● Level 1 - Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

● Level 2 - Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

● Level 3 - Valuation techniques using inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

(a) Valuation Process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm's length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company's estimate of assumptions that a market participant would make when valuing the instruments.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21. Financial Instruments (Cont'd)

(b) Accounting Classifications and Fair Values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their fair value hierarchy. It does not include fair value information for financial assets not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying Value			Fair Value
		Mandatorily	Other
		at FVTPL -	Financial
As at December 31,	Note	Others	Liabilities	2021	Level 1	Level 2	Level 3	Total

Financial Assets Measured at Fair Value:		$	$	$	$	$	$	$
Current investment	12	1,932	-	1,932	-	-	1,932	1,932
Non-current investments	12	30,605	-	30,605	3,749	-	26,856	30,605
Derivative instruments	22(a)	150	-	150	-	150	-	150
Total Financial Assets		32,687	-	32,687	3,749	150	28,788	32,687

Financial Liabilities Measured at Fair Value:					-	-	7,885	7,885

Warrant liabilities	15	7,885	-	7,885	-	-	-	-

Financial Liabilities not Measured at Fair Value:

Convertible debentures	16	-	28,052	28,052
Total Financial Liabilities		7,885	28,052	35,937	-	-	7,885	7,885

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21. Financial Instruments (Cont'd)

(b) Accounting Classifications and Fair Values (Cont'd)

		Carrying Value			Fair Value
		Mandatorily	Other
		at FVTPL -	Financial
As at December 31,	Note	Others	Liabilities	2020	Level 1	Level 2	Level 3	Total
Financial Assets Measured at Fair Value:		$	$	$	$	$	$	$
Current investment	12	-	-	-	-	-	-	-
Non-current investments	12	7,676	-	7,676	6	-	7,670	7,676
Derivative instruments	22(a)	-	-	-	-	-	-	-
Total Financial Assets		7,676	-	7,676	6	-	7,670	7,676

Financial Liabilities Measured at Fair Value:					-	-	-	-
Warrant liabilities	15	-	-	-	-	-	-	-

Financial Liabilities not Measured at Fair Value:
Convertible debentures	16	-	-	-
Total Financial Liabilities		-	-	-	-	-	-	-

During the years ended December 31, 2021 and 2020, there were no transfers of assets and liabilities within the fair value hierarchy levels.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

21. Financial Instruments (Cont'd)

(c) Measurement of Fair Values:

Valuation Techniques and Significant Unobservable Inputs

The following table shows the valuation techniques used in measuring level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Inter-Relationship Between
Significant Unobservable Inputs and
Types	Valuation	Significant Unobservable Inputs	Fair Value

Financial Assets Measured at Fair Value

		- Balance sheets	- Increases (decreases) in balance
	- Adjusted net asset approach	- Underlying investments and digital	sheet net assets would increase
		assets	(decrease) the estimated fair value

Investment portfolio

	- Market approach	- Recent share issuance and sale transactions	- Increases (decreases) in the most recent share issuance or sale transactions would increase (decrease) the estimated fair value

Financial Liabilities Measured at Fair Value

Warrant liabilities	- Black-Scholes pricing model	- Share price - Expected volatility	- Increases (decreases) in share price and expected volatility would increase (decrease) the estimated fair value of warrant liabilities

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

22. Derivatives

(a) Notional amount of derivative contracts

The following table summarizes the notional amount of derivative contracts outstanding, in native units:

As at December 31,	2021	2020

Digital Assets with Embedded Derivatives	Units	Units

Ethereum	231	-
Bitcoin	43	-
Dogecoin	1,565,348	-
Litecoin	391	-
XRP	261,300	-

The following tables summarize information on derivative instruments that are reflected in the Company's statement of financial position:

	Derivative Instruments			Derivative Instruments
As at December 31,	2021			2020
	Not		Total	Not		Total
	Designated	Designated	Derivatives	Designated	Designated	Derivatives
	as Hedges	as Hedges	Assets	as Hedges	as Hedges	Assets
	$	$	$	$	$	$
Ethereum	-	88	88	-	-	-
Bitcoin	-	58	58	-	-	-
Dogecoin	-	3	3	-	-	-
Litecoin	-	1	1	-	-	-
XRP	-	-	-	-	-	-
Total Derivative Instruments	-	150	150	-	-	-

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

22. Derivatives (Cont'd)

(b) Fair value hedge gains

The following table present derivative instruments used in fair value hedge accounting relationships, as well as gains recorded on such derivatives and the related hedged items:

Year ended December 31,	2021			2020
		Hedged	Profit or Loss		Hedged	Profit or
	Derivatives	Items	Impact	Derivatives	Items	Loss Impact
	$	$	$	$	$	$
Ethereum	1,196	1,108	88	-	-	-
Bitcoin	2,644	2,586	58	-	-	-
Dogecoin	344	341	3	-	-	-
Litecoin	75	74	1	-	-	-
XRP	282	282	-	-	-	-
Total Change in Fair Value of Derivative Instruments	4,541	4,391	150	-	-	-

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

23. Revenues

The following table presents revenues of the Company disaggregated by revenue sources:

Year ended December 31,	2021	2020
	$	$
Spread revenue	35,507	6,850

Fee Revenues:
Trading fee	11,260	1,453
Withdrawal fee	8,905	1,723
Deposit fee	206	1,029
Total Fee Revenues	20,371	4,205

Development revenue	-	455
Licensing revenue	-	305
Total Revenues	55,878	11,815

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

24. Operating Expenses

		Year Ended December 31, 2021				Year Ended December 31, 2020
		General		Technology	Customer	General		Technology	Customer
		and		and	Service and	and		and	Service and
	Note	Administrative	Marketing	Development	Operations	Administrative	Marketing	Development	Operations
		$	$	$	$	$	$	$	$
Salaries and benefits	25	4,827	5,811	3,994	874	4,871	2,163	4,147	372
Consulting and accounting fees	25	4,587	1,541	2	-	1,447	25	158	-
Depreciation	10,16	1,972	-	-	-	2,060	-	-	-
Legal and professional fees		1,869	30	-	-	4,173	9	1	-
Bank and processing fees		1,491	-	-	-	232	-	-	-
Software licenses and subscriptions		1,403	204	716	116	702	137	749	16
Custody		997	-	-	-	116	-	139	-
Miner fees		480	-	-	-	10	-	-	-
Recruiting		479	231	52	-	57	-	-	-
Commission fees	25	464	-	-	-	98	-	-	-
Contractor		447	820	2,649	937	175	425	783	57
Rental		428	-	13	-	312	-	12	-
Office and general		229	9	32	6	346	11	40	-
Insurance		198	-	10	-	178	-	6	-
Advertising and promotions		114	3,566	-	-	-	318	-	-
Meals and entertainment		111	7	1	3	76	6	3	1
Balance Carried Forward		20,096	12,219	7,469	1,936	14,853	3,094	6,038	446

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

24. Operating Expenses (Cont'd)

		Year Ended December 31, 2021				Year Ended December 31, 2020
		General		Technology	Customer	General		Technology	Customer
		and		and	Service and	and		and	Service and
	Note	Administrative	Marketing	Development	Operations	Administrative	Marketing	Development	Operations
		$	$	$	$	$	$	$	$
Balance Brought Forward		20,096	12,219	7,469	1,936	14,853	3,094	6,038	446
Professional development		89	46	19	7	27	15	10	-
Events and networking		52	22	-	-	32	1	-	-
Telephone and internet		41	10	1	-	63	-	39	-
Share-based payments	20, 25	41	635	176	51	1,031	183	1,106	7
Travel		32	-	2	-	39	-	2	-
Trading and referral fees		-	848	-	-	-	232	-	-
Bad debt		-	-	-	-	43	-	-	-
Total Operating Expenses		20,351	13,780	7,667	1,994	16,088	3,525	7,195	453

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

25. Related Party Transactions and Balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. a transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Related parties and related party transactions impacting the consolidated financial statements are summarized below and include transactions with key management personnel, which include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non- executive members of the Company's Board, corporate officers, close family members and enterprises that are controlled by these individuals as well as persons performing similar functions.

Related Party Transactions

Year Ended December 31,	Note	2021	2020
		$	$
Consulting	24	3,103	377
Salaries and benefits	24	2,694	2,656
Share-based payments	24	800	1,726
Total Related Party Transactions		6,597	4,759

During the year ended December 31, 2021 commission fees totaling to $464 (December 31, 2020 - $98) were paid to Mogo in regard to Mogo's customers using the Company's digital assets trading platform.

Related Party Balances

(a) Due from Related Parties

As at December 31, 2021, $5 (2020 - $59) was due from related parties in relation to a shareholder loan owing from an officer of the Company. These amounts were unsecured, non-interest bearing and due on demand.

(b) Notes Receivable

As at December 31, 2021, $157 (2020 - $552) was included in notes receivable (Refer to Note 6) in relation to stock options exercised by the directors and key management personnel of the Company.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

26. Other Income

Year Ended December 31,	2021	2020
	$	$
SR&ED	818	718
Rental	609	738
Settlement from previous owners of a subsidiary	363	-
Other	236	7
Interest	120	161
Dividend	11	30
Wage and rent subsidy	-	1,670
Active management	-	(80)
Total Other Income	2,157	3,244

27. Digital Assets Write Down

During the year ended December 31, 2021, digital assets were reduced by $26,419 (2020- $Nil) as a result of digital assets being removed from third party platforms. These digital assets are no longer controlled by the Company. This write down was recognized as an expense in the consolidated profit or loss.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

28. Income Tax Expense

The components of income tax expense recognized in the consolidated profit or loss are as follows:

Year Ended December 31,	2021	2020
	$	$
Current income tax expense	1,328	43
Deferred tax expense	1,616	200
Total Income Tax Expense	2,944	243

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.50% (December 31, 2020 - 26.50%) to the effective tax rate is as follows:

Year Ended December 31,	2021	2020
	$	$
Profit (Loss) before income tax expense	38,405	(9,817)
Canadian combined statutory income tax rate	26.50%	26.50%
Expected income tax expense (recovery)	10,177	(2,601)
Permanent differences	(3,603)	747
Changes in unrecognized temporary differences	(1,732)	(556)
Effect of tax rates in foreign jurisdiction	(567)	-
Current year loss for which no benefit recognized	-	2,824
Prior year loss applied in current year previously not recognized	(1,293)	(5)
Other	(38)	(166)
Total Income Tax Expense	2,944	243

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

28. Income Tax Expense (Cont'd) Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amounts of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

As at December 31,	2021	2020
	$	$
Non-capital loss carried forward	5,664	7,019
SR&ED	603	396
Taxable temporary differences	(2,249)	(249)
Deferred tax liability	1,616	200
Total Unrecognized Deferred Tax Assets	5,634	7,366

The Company's Canadian non-capital income tax losses expire as follows:

Years Ending December 31
$
2037	169
2038	5,533
2039	6,266
2040	9,364
2041	43
Total Non-Capital Income Tax Losses	21,375

The remaining deductible temporary differences may be carried forward indefinitely.

29. Contingencies

The Company is defending an action brought by a former employee. Settlement discussions are ongoing, however, the matter is set for arbitration. This former employee is making a claim for alleged damages of $946 and the Company is vigorously defending this claim. Management is unable to reasonably determine the likelihood of any outcome in this matter, including potential liability, and no amount has been accrued in these consolidated financial statements.

COINSQUARE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For Years Ended December 31, 2021 and 2020
(Expressed in Thousands of Canadian Dollars Except Quantities of Digital Assets, Number of Shares, Stock Options and Warrants)

30. Subsequent Events

Disposal of investment in All of Us Financial

On February 16, 2022, the Company disposed of its entire investment of 319,633 Series Seed Preferred Stock in All of Us Financial for gross proceeds of US$1,788 representing US$ 5.59 per stock with fund expenses of US$16 and a holdback balance of US$248.

Disposal of investment in Coinsquare Mining Ltd.

On March 7, 2022, the Company disposed of its entire investment of 6,100,000 common shares in Coinsquare Mining Ltd. for $171 representing $0.028 per share to Bonair Place Investments Inc.

Appendix B

Coinsquare MD&A

Attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF COINSQUARE LTD

This Management's Discussion and Analysis ("MD&A") of Coinsquare Ltd. (the "Company", "Coinsquare" or "CSL") provides analysis of the Company's consolidated financial results for the years ended December 31, 2022, 2021 and 2020. The MD&A should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the respective periods.

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All amounts are expressed in thousands of Canadian dollars, unless otherwise noted.

This MD&A is current as at April 30, 2023, the date of preparation, and includes certain information that may be deemed "forward-looking". We direct shareholders to the sections "Forward-Looking Information" and "Risk and Uncertainties" included within this MD&A.

Additional information relating to Coinsquare is available on the Company's website at www.coinsquare.com.

Non-IFRS Measures

In this MD&A we also use certain non-IFRS financial measures including "(Loss) profit from operations" and "(Loss) profit from operations percentage". These measures are commonly used by entities in the digital assets industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other digital assets entities. These measures should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with IFRS. (Loss) profit from operations is equal to revenue for the relevant period less operating expenses. (Loss) profit from operations percentage is (loss) profit from operations divided by Revenue. Management believes that (loss) profit from operations and (loss) profit from operations percentage provides supplementary measures of operating performance to evaluate the Company's financial performance. See "Results of Operations" for a reconciliation of these calculations to the consolidated statement of profit or (loss) and comprehensive income or (loss).

Forward-Looking Information

This MD&A includes forward-looking information within the meaning of applicable Canadian securities laws collectively, "forward-looking statements") regarding the Company and the industry in which it operates, including statements about, among other things, expectations, beliefs, plans, business and acquisition strategies, opportunities, objectives, prospects, assumptions, including those related to trends and prospects and future events and performance. Sentences and phrases containing or modified by words such as "anticipate", "plan", "continue", "estimate", "intend", "expect", "may", "will", "project", "predict", "potential", "targets", "is designed to", "strategy", "should", "believe", "contemplate" and similar expressions, and the negative of such expressions, are not historical facts and are intended to identify forward- looking statements. There are known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements should not be read as guarantees of future events, future performance or results, and will not necessarily be accurate indicators of the times at, or by which, such events, performance or results will be achieved, if achieved at all. Forward- looking statements are based on information available at the time and/or management's expectations with respect to future events that involve a number of risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

In making the forward-looking statements in this MD&A, the Company has made assumptions regarding: general economic conditions and its ability to develop and successfully commercialize its products and services, the ability of CSL to take advantage of business opportunities in the industry, uncertainties related to the regulatory process, continued operation of key systems, future capital needs, retention of key employees, none of the Company's key customer contracts having been terminated, adequate management of conflicts of interests, and such other risks or factors described in this MD&A and from time to time in public disclosure documents of the Company may be filed with securities regulatory authorities.

1) Nature of Business

Coinsquare was incorporated under the name goNumerical Ltd. on October 19, 2009 under the federal laws of Canada and is domiciled in Canada. On September 26, 2018, goNumerical Ltd. changed its name to Coinsquare. The registered office and the head office of Coinsquare is 590 King Street West, Unit 400, Toronto, Ontario, M5V 1M3. Coinsquare operated a Canadian trading platform for buying and selling digital assets until it transferred its crypto asset trading platform operations to its wholly owned subsidiary, Coinsquare Capital Markets Ltd. ("CCML") in connection with CCML's regulatory approval as a securities dealer. CCML is registered with the Financial Transactions and Reports Analysis Centre of Canada ("FINTRAC") and Revenue Quebec as a Money Services Business. On October 12, 2022 CCML was admitted to membership in the New SRO and was registered as an investment dealer in all Canadian jurisdictions with the Ontario Securities Commission ("OSC") as its principal regulator. CCML is also regulated as an alternative trading system throughout Canada apart from certain jurisdictions where it is regulated as an exempt exchange.
The following chart sets out Coinsquare's organizational structure and identifies its material subsidiaries (including their applicable governing corporate jurisdictions and the percentage of their voting securities which are beneficially owned, controlled or directed, directly or indirectly, by Coinsquare).

On April 2, 2023, Coinsquare entered into the Business Combination Agreement (the "BCA" or the "Agreement") with WonderFi Technologies Inc. ("WonderFi") and Coinsmart Financial Inc. ("Coinsmart"), to combine the three entities as part of the Transaction (the "Transaction"). Pursuant to the Transaction, WonderFi and Coinsmart, will merge with and into Coinsquare with Coinsquare being the accounting acquirer. Coinsquare and Coinsmart shareholders will receive shares of WonderFi, the legal acquirer, based on the exchange ratios of 6.946745 and 1.801462 respectively, by way of two court-approved plan of arrangement transactions. Post closing of the Transaction, the combined company (the "Combined Company") will integrate operations to offer one of the largest, regulated crypto asset trading platforms in Canada and will provide Canadians with a wide range of diversified products and services, including both retail and institutional crypto trading, staking products and B2B crypto payment processing. Upon closing of the Transaction, the Combined Company is expected to be owned 43% by Coinsquare shareholders, 38% by WonderFi shareholders and 19% by Coinsmart shareholders. In connection with the completion of the Transaction, the Combined Company intends to operate under the name WonderFi Technologies Inc. under the stock symbol WNDR.

It is intended that the outstanding in-the-money convertible securities of Coinsquare and Coinsmart, as measured at the date of the BCA, will be converted into common shares of each respective entity prior to the completion of the Transaction. Any remaining convertible securities will be exchanged on completion of the Transaction for convertible securities in WonderFi.

2) Performance and selected Annual Information User Activity

	Year ended December 31,			% Change
	2022	2021	2020	2022	20221

Number of active users - (000)	123	121	35	1.65%	245.71%

New registered users - (000)	45	227	35	(80.18%)	548.57%

Trading volume - ($ 000)	1,087,927	4,760,695	756,596	(77.15%)	529.23%

Assets under custody - ($000)	203,977	640,100	233,983	(68.13%)	173.57%

The number of active users, defined as a user that deposited, traded, or withdrew funds in a given year, increased by 245% in 2021 as a result of a dramatic increase in buy pressure as the crypto market saw a large upswing in value. Coinsquare saw this activity continue into 2022, but the nature of the activity shifted towards selling as the market cooled. This is also evident in the reported assets under custody ("AUC") value as users sold and withdrew holdings, in addition to the declining value of the assets that remained on the platform. The number of users on the platform grew by 245.7% from 2021 to 2022 as the digital asset industry experienced explosive growth.

2) Performance and selected Annual Information (Cont'd) Trading Volume

	Year ended December 31,			% Change
($000)	2022	2021	2020	2022	2021

Retail	843,970	4,585,037	468,667	(81.59%)	878.31%

- Legacy platform	264,601	3,666,259	468,667	(92.78%)	682.27%

- New platform	579,369	918,778	-	(36.94%)	Nil%

OTC	243,957	175,658	287,929	38.88	(38.99%)

Total Trading Volume	1,087,927	4,760,695	756,596	(77.15%)	529.23%

The primary lines of business of the Company are retail and Over the Counter ("OTC") trading products. In 2022, 77.6% of the trading volume went through retail products, with 22.4% through OTC. This is markedly up from 2021, when 96.3% of trading volume originated in retail products. In 2020 and 2021, trading activity growth benefited from increased interest in "meme coins" like DOGE and Shiba Inu, which both skew heavily toward younger retail customers. Until 2022, Coinsquare's OTC service was tied to the legacy platform that primarily supported Tier 1 coins (BTC, ETH and USDC).

Coinsquare's current platform (New Platform) launched in January 2021 and operated in parallel with the legacy platform, offering a larger selection of new coins. 2022 saw these two platforms' user bases merge on the new platform.

Selected Annual Information

	Year ended December 31,			% Change
($000)	2022	2021	2020	2022	2021

Total revenue	14,607	55,878	11,815	(73.86%)	372.94%

Net (loss) profit from continuing operations	(57,046)	35,461	(10,060)	(260.87%)	(452.50%)

Net loss from discontinued operations	(412)	(784)	(2,376)	(47.45%)	(67.00%)

Comprehensive (loss) income for the year	(57,458)	34,491	(12,296)	(266.59%)	(380.51%)

Total assets	86,221	162,212	61,332	(46.85%)	164.48%

Total non-current liabilities	57	30,183	3,156	(99.81%)	856.37%

Overview

Coinsquare is a Canadian-based digital asset trading platform that generates revenue from four sources: spread revenue, fee revenue, development revenue, and licensing revenue. In 2022, Coinsquare's revenue was $14,607, a decrease of 73.86% from the previous year's revenue of $55,878. The decline was primarily due to a sharp decrease in trading volume for major digital assets such as Bitcoin which was as at its yearly high of $51, yearly low of $21 and as at December 31, 2022 and 2021 it was priced at $22 and $59 respectively, and Ethereum was at its yearly high of $4, yearly low of $1 and as at December 31, 2022 and 2021 it was priced at $2 and $5 respectively. The increase in revenue YOY by 372.94% to $55,878 in 2021 (2020 - $11,815) is due to the high trading prices of some major digital assets.

Revenues

	Year ended December 31,			% Change
($ 000)	2022	2021	2020	2022	2021

Spread revenue	9,684	35,507	6,850	(72.73%)	418.35%

Fee revenue	4,834	20,371	4,205	(76.27%)	384.45%

Development revenue	-	-	455	Nil%	(100.00%)

Licensing revenue	89	-	305	100	(100.00%)

	14,607	55,878	11,815	(73.86%	372.94%

Significant Expenses

	Year ended December 31,			% Change
($ 000)	2022	2021	2020	2022	2021

Salaries and benefits	16,691	15,506	11,553	7.64%	34.22%

Share-based payments	9,105	903	2,327	908.31%	(61.19%)

Legal and professional fees	3,588	1,899	4,183	88.94%	(54.60%)

Consulting and accounting fees	2,954	6,130	1,630	(51.81%)	276.07%

Depreciation	2,018	1,972	2,060	2.33%	(4.27%)

Bank and processing fees	1,479	1,491	232	(0.80%)	542.67%

Software licenses and subscriptions	3,403	2,439	1,604	39.52%	52.06%

Custody	679	997	255	(31.90%	290.98%

Total	39,917	31,337	23,844	27.38%	31.43%

Industry Analysis

The digital asset industry continues to experience significant growth and evolution, driven by the increasing adoption of blockchain technology and the growing mainstream acceptance of digital assets as a legitimate asset class. However, the industry remains highly volatile and subject to rapid changes in market conditions and regulatory requirements. The industry has also experienced significant consolidation, with larger players such as Coinbase dominating the market.

Recent Development

In April 2023, Coinsquare, WonderFi, and CoinSmart announced their intention to merge, creating one of Canada's largest digital asset trading platforms. The merger is expected to close in the second half of 2023, subject to regulatory approvals and other customary closing conditions. The merged entity is expected to benefit from increased scale, enhanced technology capabilities, and a broader range of services and offerings. The transaction is also expected to result in significant cost savings and operating efficiencies.

Trends

The digital asset industry has experienced significant growth and diversification in recent years, with the emergence of new asset classes such as non-fungible tokens (NFTs) and decentralized finance (DeFi). The industry has also seen a significant increase in institutional adoption, with traditional financial institutions and asset managers investing in digital assets and blockchain technology.

However, the industry remains highly volatile and subject to regulatory uncertainty. Many countries are still grappling with how to regulate digital assets, with some taking a more permissive approach and others imposing stricter regulations. Coinsquare recognizes the risks and uncertainties associated with regulatory developments and has implemented measures to comply with existing regulations and mitigate regulatory risk.

Future Outlook

Coinsquare remains optimistic about the long-term prospects of the digital asset industry and the benefits that the merger will bring. The Company is committed to driving revenue growth by expanding its services and offerings, investing in new technologies and innovation, and pursuing strategic partnerships and acquisitions. However, the Company recognizes that its revenue performance is heavily dependent on the overall performance of the digital assets market and the regulatory environment. As such, future revenue growth may be subject to volatility and uncertainty.

3) Results of Operations

Operating expenses

Operating expenses consist of general and administrative, technology and development, marketing and customer service and operations.

General and administrative

General and administrative expenses for the year ended December 31, 2022 increased by $4,994 - 24.54% compared to the year ended December 31, 2021 and an increase of $4,263 - 26.50% from the year ended December 31, 2020 predominantly driven by the following:

● an increase of $1,670 in personnel-related expenses is due to bonuses paid to executives and select employees;

● an increase of $6,017 in share-based payments is due to new options granted to Executives with start date on October 1, 2022 following admission of CCML to New SRO membership and a modification to the exercise prices of certain outstanding options;

● an increase of $1,646 in legal and professional fees is due to hiring external legal counsels during the admission process of CCML to New SRO membership;

● a decrease of $2,133 in consulting and accounting fees is due to the Company's cost reduction efforts and a focus to reduce costs in terms of external consultants before the original share purchase agreement was entered into with Coinsmart which was announced on September 22, 2022 (which was terminated by Coinsquare on January 6, 2023). Secondly, the Company also took measures to adjust the cash composition of board member fees in 2022. In fiscal year 2021 there was an increase of $3,140 in consulting and accounting fees from fiscal year 2020 due to a large number of external consultants being hired to develop the new Coinsquare platform;

● No major fluctuations in bank and processing fees from 2022 to 2021 except from 2020 to 2021 due to an increase in trading volume from $756,596 to $4,760,695;

● A decrease of $576 in software licenses allcocated to general and admin is due to the focus to develop the new trading platform and enhancing technological capabilities and improvements required by the New SRO and building a broader range of services and offerings, see the increase in software licenses under Technology and Development;

● Custody fees fluctuations are aligned with the fluctuations of prices over the years in digital assets held on behalf of clients. Note that Coinbase custodial services were used in the past for custodial services and as of March 2022, the Company is also using Tetra for custodial services.

Technology and Development

Technology and development expenses for the year ended December 31, 2022 increased by $2,914 - 38.01% compared to the year ended December 31, 2021 and an increase of $472 - 6.56% from the year ended December 31,

2020 predominantly driven by the following:

● An increase in software licenses of $1,293 is due to the Company developing the new trading platform in 2022 (Consistent with the explanation under General and administrative);

● An increase in contractor fee of $1,189 and consulting and accounting fees of $394 are due to the Company having hired external IT consultants to develop its new trading platform. Contactor fees increased by $1,866 and is offset by decrease in share-based payments of $930. This explained the main movement from 2020 to 2021;

3) Results of Operations (Cont'd)

Marketing

Marketing expenses for the year ended December 31, 2022 decreased by $5,679 - 41.21% compared to the year ended December 31, 2021 and an increase of $10,255 - 290.92% from the year ended December 31, 2020 predominantly driven by the following:

● A decrease of $2,224 in personnel-related expenses is due to the cost reduction programme adopted by the Company including lay-offs of personnel and other cost reductions as major digital assets like Bitcoin was at its yearly high of $51 and yearly low of $21 and Ethereum was at its yearly high of $4 and yearly low of $1. An increase in personnel-related expenses by $3,648, in consulting and accounting fees by $1,516 and in contractor by $395 from year ended December 31, 2020 is due to digital assets were being traded at the highest all time price and investors were investing in digital assets till the end of 2021 and the Company required more personnel to work with the influx of new investors during 2021;

● A decrease of $2,324 in advertising and promotion was part of the cost reduction programme adopted by the Company. An increase in advertising and promotion from 2020 to 2021 $3,248 relates to the influx of investors in the digital assets industry during 2021 as major digital assets were being traded at high prices.

Customer Service and Operations

Customer Service and Operations for the year ended December 31, 2022 increased by $2,148 - 107.72% compared to the year ended December 31, 2021 and an increase of $1,541 - 340.182% from the year ended December 31, 2020 predominantly driven by the following:

● An increase of $2,070 in personnel-related expenses is due to the new Coinsquare CSX platform going live and additional personnel that were needed to deal with customer inquiries following its launch. An increase in personnel-related expenses by $502 relates to the boom in digital assets investment during 2021;

● An increase of $686 in share-based payments aligned with the increase in personnel-related expenses. An increase in share-based payments of $44 from 2020 to 2021 and which is not significant;

● A decrease in contractor fee of $842 from 2021 to 2022 aligned with the cost reduction programme and an increase in contractor fee of $880 from 2020 to 2021 aligned with dealing with customer inquiries following the new trading platform going live.

Interest expense

Interest expense for the year ended December 31, 2022 increased by $3,015 - 1,908.23% compared to the year ended December 31, 2021 due to accrual of interest on the convertible debentures which were issued near the end of fiscal 2021 and a decrease of $108 - 40.60% from the year ended December 31, 2020 aligned with increase in cash balance from $41,651 in 2020 to $96,947

3) Results of Operations (Cont'd)

Other expense (income), net

Other expense (income), net for the year ended December 31, 2022 decreased by $49,932 - 188.59% as net expense compared to the year ended December 31, 2021 and an increase of $20,582 - 349.14% as net income from the year ended December 31, 2020 predominantly driven by the following:

● Gain on loss of control of a subsidiary is $Nil in 2022 as compared to $11,077 in 2021;

● A decrease in digital assets write down $26,419 in 2021 to $1,670 in 2022 relating to digital assets being removed from third party platforms of $910 and cash written off of $760 following FTX filing for bankruptcy. There were no digital assets written down in 2020;

● A fair value loss from digital assets YOY of $17,507 following a drop in trading prices of Bitcoin from $59 as at December 31, 2021 to $22 as at December 31, 2022 and also a drop in trading prices of Ethereum from $5 as at December 31, 2022 to $2 as at December 31, 2021;

● A fair value loss from investment YOY of $45,738 due mainly to Mogo Inc., Blockchange I and II and FRNT Financial. Refer to section 7 - Investment Portfolio.

Income tax (recovery) expense

The income tax recovery is the release of prior years income tax liabilities of $1,328 and accumulated deferred tax liabilities of $1,816 to the statement of operations for the year ended December 31, 2022 following loss before tax of $60,190 and the tax provision of year ended December 31, 2021 consisted of income tax provision of $1,328 and deferred tax liabilities provision of $1,616 following profit before tax of $38,405.

 4) Liquidity and Capital Resources

	Payments Due by Periods
		Less than			After
($000)	Total	1 year	1-3 years	4-5 years	5 years

Leases	220	220	-	-	-

Debt obligations	60	60	-	-	-

Total Contractual Obligations	280	280	-	-	-

At December 31, 2022, the Company had working capital of $31,261 (2021 - $48,203 and 2020 - $8,938). Cash is composed of demand deposits held with financial institutions, third-party payment processors and digital assets exchanges with which the Company maintains trading accounts. The balance of cash held with third party payment processors and digital asset exchanges was $1,861 as at December 31, 2022 (2021 - $8,417 and 2020 - $2,610). Following the admission of CCML to membership in the New SRO on October 12, 2022, the Company has to keep a balance of $2,000 (2021 and 2020 - $Nil) as restricted cash at all times.

Leases

The Company has one lease agreement for its office spaces signed on January 26, 2018 and the lease agreement will end on June 30, 2023.

Debt Obligations

Convertible debentures

On December 17, 2021 the Company closed a private placement of convertible debentures for gross proceeds of $30,000 at an annual interest rate of 10% calculated on a semi-annual basis. The convertible debentures shall mature in 24 months from the closing date if a qualifying event has not occurred, holders shall have the option to convert their convertible debentures into the Company's common shares at the initial conversion price of $9.00 per share. The initial conversion price of $9.00 per share is subject to change in the following cases and the Company has determined that the convertible debentures do not satisfy the "fixed to fixed" criteria and therefore were accounted for as a liability. On the occurrence of one of the below qualifying events occurs, the conversion of the convertible debentures was to be triggered.

● In the case of a Public Offering Transaction, the price at which common shares are issued and sold to the public;

● In the case a Merger Transaction, the price attributed to the Company's common shares in that transaction or deemed issue price of the common shares exchanged or changed in the Merger Transaction;

● In the case of a Change of Control, the price attributed to the common shares in such transaction; and

● In the case of receipt of the Registration Approval it is $9.00.

Any interest payable automatically accrues and is capitalized to the principal amount of the convertible debentures. An effective interest rate of 14.31% was used to determine the carrying amount of convertible debentures as at October 12, 2022.

Following the admission of CCML to membership in the New SRO on October 12, 2022, which satisfied the fourth qualifying event above, an amount of $32,506 representing principal and accrued capitalized interest was converted into 3,611,721 common shares of the Company at $9.00 per share.

4) Liquidity and Capital Resources (Cont'd)

Debt Obligations (Cont'd)

Loans

In December 2020, Bigterminal.com Inc. obtained loans totalling $60 from its financial institution under the Canada Emergency Business Account ("CEBA"), introduced by the Government of Canada, to support businesses during the pandemic. The loans are non-interest bearing and will be repayable on or before December 31, 2023 which could result in loan forgiveness of 33% of the original loan amounts.

5) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of December 31, 2022 and as at the date of the MD&A.

6) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. a transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Related parties and related party transactions impacting the consolidated financial statements are summarized below and include transactions with key management personnel, which include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non- executive members of the Company's Board, corporate officers, close family members and enterprises that are controlled by these individuals as well as persons performing similar functions.

	Year ended December 31,			% Change
($000)	2022	2021	2020	2022	2021

Share-based payments	7,977	800	1,726	897.13%	(53.65%)

Salaries and benefits	2,752	2,694	2,656	2.15%	1.43%

Consulting	717	3,103	377	(76.89%)	723.08%

Total Key Management Personnel Compensation	11,446	6,597	4,759	73.50%	38.62%

During the year ended December 31, 2022, the Company entered into the following transaction with related parties:

● Paid salaries, consulting fee, benefits and share-based payments of $928 (2021 - $275 and 2020 - $Nil) to the former Chief Technology Officer;

● Paid salaries, benefits and share-based payments of $1,725 (2021 - $641 and 2020 - $Nil) to the former Head of Capital Markets;

● Paid salaries, benefits and share-based payments of $977 (2021 - $512 and 2020 - $353) to the Chief Operating Officer;

● Paid consulting fee and share-based payments of $238 (2021 - $813 and 2020 - $388) to a Board Member;

6) Related Party Transactions (Cont'd)

● Paid salaries, benefits and share-based payments of $213 (2021 - $269 and 2020 - $119) to the former Chief Finance Officer;

● Paid salaries, benefits and share-based payments of $841 (2021 - $30 and 2020 - $Nil) to the Chief Legal Officer;

● Paid consulting fee and share-based payments of $158 (2021 - $78 and 2020 - $Nil) to a Board Member;

● Paid salaries, benefits and share-based payments of $937 (2021 - $Nil and 2020 - $Nil) to the Former Chief Compliance Officer;

● Paid salaries, benefits and share-based payments of $3,483 (2021 - $181 and 2020 - $Nil) to the Chief Executive Officer;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $60 and 2020 - $464) to the Former Chief Executive Officer;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $24 and 2020 - $323) to a Former Board Member;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $220 and 2020 - $199) to the Former Chief Compliance Officer;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $29 and 2020 - $461) to the Former Chief Compliance Officer;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $Nil and 2020 - $20) to the Former Chief Compliance Officer;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $24 and 2020 - $173) to the Former Chief Business Officer;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $15 and 2020 - $65) to the Former Chief Anti- Money Laundering Officer;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $184 and 2020 - $1,006) to the Former Chief Technology Officer;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $53 and 2020 - $183) to the Former Vice President Finance;

● Paid salaries, benefits and share-based payments of $Nil (2021 - $613 and 2020 - $537) to the Former Chief Legal Officer;

● Paid consulting fee and share-based payments of $164 (2021 - $396 and 2020 - $51) to a Board Member;

● Paid salaries, benefits and share-based payments of $327 (2021 - $1,745 and 2020 - $368) to the Chief Revenue Officer;

● Paid consulting fee and share-based payments of $434 (2021 - $435 and 2020 - $49) to a Board Member;

● Paid consulting fee and share-based payments of $544 (2021 and 2020 - $Nil) to a Board Member;

● Paid salaries, benefits and share-based payments of $477 (2021 and 2020 - $Nil) to the Chief Finance Officer.

6) Related Party Transactions (Cont'd)

On March 7, 2022 the Company disposed of its entire investment of 6,100,000 common shares in Coinsquare Mining Ltd. for $171 (December 31, 2021 and 2020 - $Nil) representing $0.028 per share to Bonair Place Investments Inc. whose major shareholder is also an officer of the Company.

During the year ended December 31, 2022 licensing revenue totaling to $89 (December 31, 2021 and 2020 - $Nil) was earned from Mogo's customers for using the Company's digital assets trading platform.

During the year ended December 31, 2022 commission fees totaling to $73 (December 31, 2021 - $464 and December 31, 2020 - $98) were paid to Mogo in regard to Mogo's customers using the Company's digital assets trading platform. The increase in commission fees during 2021 is aligned with the boom in digital assets trading and the lower commission during 2022 and 2020 is aligned as well as digital assets are being traded at much lower prices than in 2021.

Related Party Balances

(a) Due from Associate

As at December 31, 2022 a net amount of $421 (2021 - $536 and 2020 - $Nil) was due from Tetra Trust in relation to expenses paid by the Company on behalf of the associate during the early setting up of Tetra Trust. These amounts were unsecured, non-interest bearing and due on demand.

(b) Notes Receivable

As at December 31, 2022 $119 (2021 - $157 and 2020 - $552) was included in notes receivable in relation to stock options exercised by the directors and key management personnel of the Company.

(c) Due from Related Parties

As at December 31, 2022 $99 (2021 and 2020 - $Nil) was due from Mogo in relation to licensing revenue earned from Mogo's customers for using the Company's digital assets trading platform. These amounts were unsecured, non- interest bearing and due on demand.

As at December 31, 2022 $Nil (2021 - $5 and 2020 - $59) was due from related parties in relation to a shareholder loan owing from an officer of the Company. These amounts were unsecured, non-interest bearing and due on demand.

(d) Due to Related Parties

As at December 31, 2022 $39 (2021 and 2020 - $Nil) was due to a former employee in relation to decommissioning work performed on the Company's former trading platform. The current portion of $19 (2021 and 2020 - $Nil), included in accounts payable and accrued liabilities, was unsecured, non-interest bearing and due on demand whereas the note payable of $20 (2021 and 2020 - $Nil) includes an unsecured promissory note with an annual interest rate of 5% and a maturity date of February 2, 2024.

6) Related Party Transactions (Cont'd)

(e) Cross Guarantee Agreement

During the year ended December 31, 2022 CCML and Mogo Trade Inc. ("MTI"), a wholly owned subsidiary of Mogo and also a New SRO Dealer Member, have signed a cross guarantee agreement where each is responsible for and must guarantee the other's obligations to its clients in an amount equal to Mogo's ownership percentage multiplied by their regulatory capital.

Pursuant to New SRO Rule 2206, CCML and MTI are related companies because Mogo has an ownership of at least 20% in the Company and MTI. This guarantee would only be triggered in the event of an insolvency of the related New SRO Dealer Member. As such, in the event of MTI's insolvency, CCML would be responsible for guaranteeing MTI's obligations to its clients up to Mogo's ownership percentage of the Company then applying the percentage to CCML's regulatory capital. As at December 31, 2022 CCML had regulatory capital of $11,693 (2021 and 2020 - $Nil).

Upon completion of the Transaction, CCML and MTI will withdraw the cross guarantee agreement as they will no longer be related companies under New SRO Rule 2206, thus the cross guarantee agreement will no longer be required.

7) Investment Portfolio

	As at December 31,
($ 000)	2022	2021	2020

Investments	5,532	32,537	7,676

The Company's investment balances for the three years comprise of some volatile investments as discussed below:

Mogo Inc. ("Mogo")

On April 16, 2021, the Company received 851,157 of Mogo common shares at a price of $9.20 per share. The common share issuance was part of a strategic acquisition by Mogo for 19.99% of the Company's issued and outstanding shares. The Company sold 55,000 shares in Mogo for $306 and recognized a loss on disposal of $15 (December 31, 2021 and 2020 - $Nil). As at December 31, 2022, a fair value loss of $2,826 (December 31, 2021 - Fair value loss of $4,086 and December 31, 2020 - $Nil) has been recognized in respect of this investment. Prior to completion of the Transaction, it is anticipated that the common shares of Mogo held by the Company will be distributed to the Coinsquare shareholders.

Blockchange I and II

On January 17, 2018, the Company purchased limited partnership units of a privately held blockchain venture capital and private equity limited partnership fund ("Blockchange I") for $1,000. On October 18, 2018, the Company purchased limited partnership units of another private equity limited partnership fund ("Blockchange II") for US$152. During the year ended December 31, 2022 the Company received $203 and $136 (December 31, 2021 - $5,216 and $75 and December 31, 2020 - $Nil) as distributions from Blockchange I and Blockchange II respectively. As at December 31, 2022, a fair value loss of $16,936 (December 31, 2021 - Fair value gain of $22,211 and December 31, 2020 - Fair value gain of $2,131) has been recognized in respect of these two funds.

FRNT Financial Inc. ("FRNT Financial")

On October 28, 2019, the Company acquired common shares of FRNT Financial through the exercise of warrants at $0.01 per share. In November 2020, 70,780 shares were sold at $14.13 per share. As at December 31, 2021, the Company held 4,017,378 common shares, as a result of a 1 to 19.65112699 stock split that took place in February 2021. As at December 31, 2022, a fair value loss of $4,660 (December 31, 2021 - Fair value gain of $3,137 and December 31, 2020 - Fair value gain of $Nil) has been recognized in respect of this investment. Prior to completion of the Transaction, it is anticipated that the common shares of FRNT Financial held by the Company will be distributed to Coinsquare shareholders.

8) Custody and Safeguarding of Digital Assets

Coinsquare has made safeguarding and custody of customer assets a priority, and has dedicated significant time and resources to evaluating third-party custody providers to ensure the solution offered through Coinsquare provides the most integrity and security for its customers. Coinsquare does not maintain custody of (or otherwise hold) digital assets owned by customers.

Coinsquare utilizes Tetra Trust Company ("Tetra Trust") and Coinbase Custody Trust Company LLC ("CCTC") as its primary cold wallet custodians and Fireblocks Ltd ("Fireblocks") for its hot wallet solution.

Tetra Trust Company

● Tetra Trust is a special purpose trust company incorporated under the Loan and Trust Corporations Act (Alberta) and operates as a regulated digital asset custodian that provides a secure, accessible, and reliable custody solution for institutions. The company received its letters patent on February 25, 2020 authorizing the formation of a trust company to be registered under the Loan and Trust Corporations Act (Alberta) and its certificate of registration to conduct business on July 3, 2021. The head office and registered office of Tetra Trust is located at 425 - 441 5th Avenue SW, Calgary, AB T2P 2V1.

● Tetra Trust is Canada's first licensed digital asset custodian. Its platform provides enterprise-grade custody of digital assets for institutional clients partnering with Ledger Enterprise Solutions (a global leader in digital asset custody) . Backed by strategic investors and key executives from traditional financial services, Tetra provides a solution to one of the last remaining problems preventing institutional adoption of the digital asset industry- custody.

● Led by a first class team of security, product, and business experts and a board of directors with extensive trust company experience, Tetra delivers the most advanced digital asset storage technology in the industry.

The Company and CCML have reviewed a copy of the SOC 2 Type 2 report for the period of July 1, 2021 to February 28, 2022, and obtained a bridge letter for the period of March 1, 2022 to December 31, 2022.

8) Custody and Safeguarding of Digital Assets (Cont'd)

Coinbase Custody Trust Company LLC

Founded in June of 2012, Coinbase Global, Inc. is a digital currency platform where merchants and consumers can transact with new supported digital currencies. In 2018, CCTC was launched in response to industry demand for a trusted, crypto-forward digital asset custodian.

Coinbase Custody provides cold storage as a service and leverages the infrastructure, experience, and knowledge that Coinbase Global, Inc. has built since its inception. This begins with the security operations and technology that underpins Coinbase's custody of digital assets. Coinbase Custody leverages Coinbase's history and focus on regulatory engagement, insurance leadership, client service, and institutional policies and procedures. The relationship between Coinbase, Inc. and CCTC are governed by an intercompany agreement.

The Coinbase Custody platform enables the transfer in (deposit) or transfer out (withdrawal) of supported digital assets by the client into a custodial account established on the books and records of Coinbase Custody on behalf of the client. At this time, Coinbase Custody does not process purchase or redemption transactions for clients or otherwise convert their interests in supported digital assets into fiat currency.

Key security features include the following:

● Key Generation

○ Offline creation of public/private key pairs.

○ Industry leading practices for physical, information, and operations security; and

○ Designated scribe witnesses and documents full ceremony in line with established practices.

● Storage

○ Store sharded private keys off-line in a vault.

○ Multi-factor authentication required to access private key shards; and

○ Back-up key materials are secured in vault facilities around the globe.

● Decryption

○ Withdrawals follow a multi-party and multi-stage cold restore protocol to sign transactions and bring funds out of cold storage, including:

○ Multiple independent actors.

○ Hardware security tokens.

○ Software based security enforcement; and

○ Operational checks and balances.

The Company and CCML have reviewed a copy of the SOC 1 Type 2 and SOC 2 Type 2 report for the period of October 1, 2021 to September 30, 2022, with a bridge letter obtained for the period of October 1, 2022 to December 31, 2022 and have not identified any material deficiencies.

8) Custody and Safeguarding of Digital Assets (Cont'd)

Fireblocks Ltd

● Fireblocks Ltd. is a provider of secure hot wallet technology and a blockchain security platform designed to strictly protect digital assets. The platform securely transfers assets across exchanges, wallets, custodians, and counterparties and keeps them readily available using Fireblocks' multi-party computation patent- pending chip isolation security, and model predictive control (MPC) technology, enabling traders to safeguard digital assets.

● Fireblocks Ltd. is incorporated under the laws of Tel Aviv, Israel, and has obtained a SOC 2 Type 2 audit report.

The Company and CCML have reviewed a copy of the SOC 2 Type 2 report for the period of September 1, 2021 to August 31, 2022, with a bridge letter obtained for the period of September 1, 2022 to December 15, 2022 and have not identified any material deficiencies.

9) Digital Assets

	As at December 31,
($ 000)	2022	2021	2020
	Fair value	Fair value	Fair value

Digital assets held on behalf of clients

Bitcoin	91,048	286,383	176,978

Ethereum	51,458	204,872	33,659

XRP	24,114	50,985	7,832

Other	37,357	97,860	15,514

	203,977	640,100	233,983

Digital assets held for operating purposes

Bitcoin	-	2,573	966

Ethereum	218	1,227	245

XRP	193	689	111

Other	592	2,584	186

	1,003	7,073	1,508

Digital assets held	204,980	647,173	235,491

The fair value of digital assets held has decreased by 68.33% YOY to $204,980 in 2022 (2021 - $647,173) because some major digital assets like Bitcoin was at its yearly high of $51, yearly low of $21 and as at December 31, 2022 and 2021 it was priced at $22 and $59 respectively and Ethereum was at its yearly high of $4, yearly low of $1 and as at

December 31, 2022 and 2021 it was priced at $2 and $5 respectively. The increase in digital assets' fair value YOY by 174.82% to $647,173 in 2021 (2020 - $235,491) is due to the high trading prices of some major digital assets.

10) Proposed Transactions

Pursuant to the Transaction, WonderFi and Coinsmart, will merge with and into Coinsquare with Coinsquare being the accounting acquirer. Coinsquare and Coinsmart shareholders will receive shares of WonderFi, the legal acquirer, based on the exchange ratios of 6.946745 and 1.801462 respectively, by way of two court-approved plan of arrangement transactions. Post closing of the Transaction, the combined company (the "Combined Company") will integrate operations to offer one of the largest, regulated crypto asset trading platforms in the world and will provide Canadians with a wide range of diversified products and services, including both retail and institutional crypto trading and B2B crypto payment processing. Upon closing of the Transaction, the Combined Company is expected to be owned 43% by Coinsquare shareholders, 38% by WonderFi shareholders and 19% by Coinsmart shareholders. In connection with the completion of the Transaction, the Combined Company intends to operate under the name WonderFi Technologies Inc. under the stock symbol WNDR.

It is intended that the outstanding in-the-money convertible securities of Coinsquare and Coinsmart, as measured at the date of the BCA, will be converted into common shares of each respective entity prior to the completion of the Transaction. Any remaining convertible securities will be exchanged on completion of the Transaction for convertible securities in WonderFi. Further, for each Coinsmart share exchanged, the holder will also receive one Earnout Right. The Earnout Right may also be settled by (i) if the SmartPay business is sold for the maximum payout of $15,000,000 delivered on closing of that transaction or; (ii) at the option of the Combined Company by paying 66.67% of the remaining payout ($15,000,000 less all six-monthly installments paid at date the option is exercised). The Combined Company is able to, at the option of the Combined Company, settle up to 50% of any Earnout Right payment in common shares of the Combined Company. The Transaction is subject to shareholder approval.

The merged entity is expected to benefit from increased scale, enhanced technology capabilities, and a broader range of services and offerings. The transaction is also expected to result in significant cost savings and operating efficiencies.

11) Critical Accounting Estimates and New Accounting Standards Not Yet Effective

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates on the resulting effects of the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Critical Accounting Estimates

(i) Significant Accounting Estimates

(a) Fair Value of Digital Assets

The fair value of a digital asset is measured using the assumptions that market participants would use when pricing the asset, assuming that market participants act in their economic best interest. The fair value measurement of digital assets is a Level 1 fair value measurement as it is based on quoted (unadjusted) market prices in active markets for identical assets.

The Company obtains the equivalency rate of digital assets to US dollars from specific digital currency exchanges which have appropriate size and liquidity to provide reliable evidence of fair value.

The equivalency rate that is used to measure digital asset transactions related to fee revenue and spread revenue is the equivalency rate that is available at a time as near as possible to the time of the transaction. The Company then translates the transaction from US dollars to Canadian dollars at the rate of exchange applicable on the transaction date. At the end of each reporting period, the value of digital assets is measured to fair value based on the equivalency rate of the particular digital assets to US dollars and the rate of exchange of US dollars to Canadian dollars, in effect at that date. Gains or losses on remeasurement to fair value are included in consolidated profit or loss in the period in which they arise.

(b) Depreciation of Property and Equipment

The Company applies the straight-line method based on estimated useful lives of property and equipment to recognize depreciation of property and equipment to best reflect the pattern in which the assets' future economic benefits are expected to be consumed by the Company.

(c) Valuation of Warrants, Options, and Other Derivative Instruments

The fair value of warrants, options, and other derivative instruments are determined using an option pricing model. Option pricing models require the input of subjective assumptions including expected dividend yield, expected volatility and expected life of the instrument.

(d) Valuation of Investments Without a Quoted Price

The Company uses historical data and assumptions issued by the investment fund managers to estimate its share of investment in the funds, where a quoted price is not readily available, by comparing the values of its investments as reported by the fund managers to the overall portfolio of the funds.

11) Critical Accounting Estimates and New Accounting Standards Not Yet Effective (Cont'd)

(ii) Significant Judgments

(a) Going Concern

Judgments and estimates are required to determine whether the Company and its subsidiaries are a going concern. These judgments and estimates include expected future cash flows, access to capital and regulatory changes, and are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

(b) Impairment of trade receivables, other receivables and notes receivable

Judgment is required to determine the expected credit losses. These judgments include the collectability of individual receivables and are continuously evaluated and are based on management's experience and knowledge of the facts and circumstances.

(c) Income Tax and Indirect Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Management exercises judgment to determine the extent to which deferred tax assets are recoverable and can therefore be recognized in the consolidated statements of financial position and consolidated profit or loss.

The Company holds digital assets for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin. The Company includes in taxable income the full amount of unrealized and realized gains and losses on revaluation of digital assets to fair value. There is uncertainty regarding the taxation of digital assets and the Canada Revenue Agency ("CRA") may assess the Company differently from the position adopted. This could impact the Company's provision for current tax. This could impact the Company's obligations with respect to the collection and remittance of goods and services tax/harmonized sales tax.

11) Critical Accounting Estimates and New Accounting Standards Not Yet Effective (Cont'd) New Accounting Standards Not Yet Effective

The IASB has issued the following new and revised accounting standards and policies which are not yet effective as at December 31, 2022 and which the Company has not early adopted in the consolidated financial statements:

1. Amendments to IAS 1 - Presentation of Financial Statements ("IAS 1"): Classification of Liabilities as Current or Non-Current

The amendments clarify the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The Company is currently evaluating the potential impact of these amendments on its consolidated financial statements. The amendments will be effective for annual reporting periods beginning on or after January 1, 2024 with early application permitted.

2. Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosures of Accounting Policies

In February 2021 the IASB issued the amendments to IAS 1 that required the Company to disclose its material accounting policy information. The amendments to IFRS Practice Statement 2 also issued in February 2021, provide guidance on how to apply the concept of materiality.

Under the amendments, the Company discloses material accounting policy information. Accounting policy information is 'material' if, when considered together with other information included in the Company's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The Company has assessed these amendments and they are not expected to have a material impact on its consolidated financial statements. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early application permitted.

3. Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

In February 2021 the IASB issued amendments to IAS 8. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The Company has assessed these amendments and they are not expected to have a material impact on its consolidated financial statements. The amendments will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

4. Amendments to IAS 12 - Income Taxes ("IAS 12")

In May 2021 the IASB issued amendments to IAS 12. The amendments, deferred tax related to assets and liabilities arising from a single transaction, narrow the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Company has assessed these amendments and they are not expected to have a material impact on its consolidated financial statements. The amendments will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

12) Outstanding Share Data As At The Date Of This MD&A

(i) Authorized and issued share capital

			Issued		Issued
			number of		number of
		Authorized	common		common
		number of	shares as at	Movements	shares as at
		common	December	during the	April 30,
Class of share capital	Par value	shares	31, 2022	period	2023
Common shares	No par value	Unlimited	37,071,958	77,197	37,149,155
Common shares	No par value	Unlimited	37,071,958	77,197	37,149,155

The movements during the period represent 17,197 share options exercised by a Board Member and 60,000 share options exercised by the Chief Technology Officer.

(ii) Summary of share options outstanding

	Number of		Number of
	share		share
	options as	Movements	options as	Exercise
	at December	during the	at April 30,	price	Expiration
Category of holders	31, 2022	period	2023	(In CAD$) (1)	date range (2)

All of our executive officers and past executive officers, as a group	2,090,472	(234,770)	1,855,702	$1.41	August 2030 to October 2032

All of our directors and past directors who are not also executive officers, as a group	557,197	(125,197)	432,000	$0.50	August 2030

All of our other employees and past employees, as a group	647,705	207,150	854,855	$2.68	November 2027 to April 2032

All of our consultants, as a group	42,765	(13,129)	29,636	$10.87	January 2029 to April 2030

Total	3,338,139	(165,946)	3,172,193		November 2027 to October 2032

(1) Represents the weighted average exercise price of outstanding Coinsquare options, whether vested or unvested. In connection with the Transaction, Coinsquare options that were not "in-the-money options" as of the date of the Business Combination Agreement shall be exchanged for new WonderFi options with an exercise price per WonderFi share subject to such new WonderFi option equal to the lesser of: (i) the exercise price at that time of the Coinsquare option in exchange for which such new WonderFi option was issued divided by the exchange ratio of 6.946745 WonderFi shares for each Coinsquare share; and (ii) the greater of: (A) the volume-weighted average closing price of the WonderFi shares on the TSX for the five trading days immediately preceding the effective date of the Transaction; and (B) $0.30.

(2) Represents the range of current expiration dates of the outstanding Coinsquare options. Coinsquare options that were not "in-the-money options" as of the date of the Business Combination Agreement shall be exchanged for new WonderFi options with expiration dates to be determined in accordance with the Business Combination Agreement.

13) Risk and Uncertainties

The Company is an emerging company with limited operating history and, in addition to facing all of the competitive risks it will also face all the risks inherent in developing a business including: access to capital, ability to attract and retain qualified employees, ability to attract and maintain customers and the ability to put in place appropriate operating and control procedures routines.

Industry specific risks include, but are not limited to:

Entry into Digital Asset Development and Exchange Business

The digital currency business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase and exploit new innovative opportunities. Even with capital and experience, industry risks are significant. Regulatory compliance is an increasingly complex and costly obstacle to many new projects, and oftentimes, and even if compliance is obtained, they may be sufficiently restrictive or stifle innovation of start-up opportunities with distributed ledger technology. The Company may not be able to finance its potential growth as demand on human resources increases. There is no assurance that its entry into this business activity will be successful.

Failure to Innovate

The Company's success depends upon its ability to design, develop, test, market, license and support new software products and enhancements of current products on a timely basis in response to both competitive threats and marketplace demands. In addition, software products and enhancements must remain compatible with the other software products and systems used by its customers. Often, the Company must integrate software licensed or acquired from third parties with its proprietary software to create or improve its products. If the Company is unable to successfully integrate third party software to develop new software products and enhancements to existing products, or to complete products currently under development, its operating results will materially suffer. In addition, if the integrated or new products or enhancements do not achieve acceptance by the marketplace, the Company's operating results will materially suffer. Also, if new industry standards emerge that the Company does not anticipate or adapt to, its software products could be rendered obsolete and, as a result, its business and operating results, as well as its ability to compete in the marketplace, would be materially harmed.

Competition

The Company is engaged in an industry that is highly competitive. Because its industry is evolving and characterized by technological change, it is difficult for the Company to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. The Company faces increased competition from companies with strong positions in certain markets the Company intends to serve and in new markets and regions it may enter. Many of the Company's competitors have significantly greater financial and other resources than the Company currently possesses and may spend significant amounts of resources to gain market share. The Company cannot assure investors that it will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than the Company can, or devote greater resources to the development, promotion and sale of products than the Company can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of the Company's prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom the Company has relationships, thereby limiting its ability to promote its products.

13) Risk and Uncertainties (Cont'd)

Failure to Protect its Intellectual Property

Failure to protect the Company's intellectual property could harm its ability to compete effectively. The Company is highly dependent on its ability to protect its proprietary technology. The Company intends to rely on a combination of copyright, trademark and trade secret laws, as well as non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company intends to protect its rights vigorously. However, there can be no assurance that these measures will, in all cases, be successful. Enforcement of the Company's intellectual property rights may be difficult, particularly in some nations outside of North America in which the Company may seek to market its products. While U.S. and Canadian copyright laws, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of Canada or of the United States. The absence of internationally harmonized intellectual property laws makes it more difficult to ensure consistent protection of the Company's proprietary rights. Software piracy has been, and is expected to be, a persistent problem for the software industry, and piracy of the Company's products represents a loss of revenue to the Company. Despite the precautions the Company may take, unauthorized third parties, including its competitors, may be able to: (i) copy certain portions of its products; or (ii) reverse engineer or obtain and use information that the Company regards as proprietary. Also, the Company's competitors could independently develop technologies that are perceived to be substantially equivalent or superior to the Company's technologies. The Company's competitive position may be materially adversely affected by its possible inability to effectively protect its intellectual property.

Intellectual Property Infringement

Other companies may claim that the Company has infringed their intellectual property, which could materially increase costs and materially harm the Company's ability to generate future revenue and profits. Claims of infringement are becoming increasingly common as the software industry develops and as related legal protections, including patents are applied to software products. Although the Company does not believe that its products infringe on the rights of third parties, third parties may assert infringement claims against the Company in the future. Although most of the Company's technology is proprietary in nature, the Company does include significant amounts of third-party software in its products. In these cases, this software is licensed from the entity holding the intellectual property rights. Although the Company believes that it has secured proper licenses for all third-party software that is integrated into its products, third parties may assert infringement claims against the Company in the future. Any such assertion may result in litigation or may require the Company to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on reasonable terms. In addition, such litigation could be disruptive to the Company's ability to generate revenue or enter into new market opportunities and may result in significantly increased costs as a result of the Company's efforts to defend against those claims or its attempt to license the patents or rework its products to ensure they comply with judicial decisions. Any of the foregoing could have a significant adverse impact on the Company's business and operating results as well as its ability to generate future revenue and profits. The loss of licenses to use third-party software or the lack of support or enhancement of such software could materially adversely affect the Company's business. The Company could also be forced to do one or more of the following: (i) stop selling, incorporating or using its products that use the challenged intellectual property; (ii) obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; (iii) redesign those products that use allegedly infringing technology which may be costly or time-consuming; or (iv) refund license fees and other amounts received, and make payments of additional amounts in damages or settlement payments, for allegedly infringing technology or products.

13) Risk and Uncertainties (Cont'd)

Reliance on Third Party Software

The Company currently depends upon third-party software products to develop its products. If in future such reliance existed and the software products were not available, the Company might experience delays or increased costs in the development of its products. The Company currently does not rely on software products that it licenses from third- parties. Should the Company in the future rely upon third-party software licenses that may not continue to be available to the Company, and the related software may not continue to be appropriately supported, maintained, or enhanced by the licensors, the loss by the Company of the license to use, or the inability by licensors to support, maintain, and enhance any of such software, could result in increased costs or in delays or reductions in product shipments until equivalent software is developed or licensed and integrated with internally developed software. Such increased costs or delays or reductions in product shipments could materially adversely affect its business. The loss of the Company's rights to use software licensed to it by third parties could increase its operating expenses by forcing the Company to seek alternative technology and materially adversely affect its ability to compete. In addition, the Company's web-based software applications depend on the stability, functionality and scalability of the underlying infrastructure software including application servers, databases, java platform software and operating systems produced by AWS, Microsoft and others. If weaknesses in such infrastructure software exist, the Company may not be able to correct or compensate for such weaknesses. If the Company is unable to address weaknesses resulting from problems in the infrastructure software such that its products do not meet customer needs or expectations, its reputation, and consequently, its business may be significantly harmed.

Regulatory Risks

The activities of the Company are subject to the New SRO regulations following CCML becoming a member. Achievement of the Company's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by New SRO and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by New SRO. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Use of Open Source Software

The Company's software makes use of and incorporates open source software components. These components are developed by third parties over whom the Company has no control. There are no assurances that those components do not infringe upon the intellectual property rights of others. The Company could be exposed to infringement claims and liability in connection with the use of those open source software components, and the Company may be forced to replace those components with internally developed software or software obtained from another supplier, which may increase its expenses. The developers of open source software are usually under no obligation to maintain or update that software, and the Company may be forced to maintain or update such software itself or replace such software with internally developed software or software obtained from another supplier, which may increase its expenses. Making such replacements could also delay enhancements to its products. Certain open source software licenses provide that the licensed software may be freely used, modified and distributed to others provided that any modifications made to such software, including the source code to such modifications, are also made available under the same terms and conditions. As a result, any modifications the Company makes to such software will be available to all downstream users of the software, including its competitors. In addition, certain open source licenses provide that if the Company wishes to combine the licensed software, in whole or in part, with its proprietary software, and distribute copies of the resulting combined work, the Company may only do so if such copies are distributed under the same terms and conditions as the open source software component of the work was licensed to the Company, including the requirement to make the source code to the entire work available to recipients of such copies. The types of combinations of open source software and proprietary code that are covered by the requirement to release the source code to the entire combined work are uncertain and much debated by users of open source software. An incorrect determination as to whether a combination is governed by such provisions will result in non-compliance with

13) Risk and Uncertainties (Cont'd)

Use of Open Source Software (Cont'd)

the terms of the open source license. Such non-compliance could result in the termination of the Company's license to use, modify and distribute copies of the affected open source software and the Company may be forced to replace such open source software with internally developed software or software obtained from another supplier, which may increase its expenses. In addition to terminating the affected open source license, the licensor of such open source software may seek to have a court order that the proprietary software that was combined with the open source software be made available to others, including its competitors, under the terms and conditions of the applicable open source license.

Lack of Operating History

The Company has only recently started to carry on its business. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The failure by the Company to meet any of these conditions could have a materially adverse effect on the Company and may force it to reduce, curtail, or discontinue operations. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations. The Company may not successfully address all of the risks and uncertainties or successfully implement its existing and new products and services. If the Company fails to do so, it could materially harm its business and impair the value of its common stock, resulting in a loss to shareholders. Even if the Company accomplishes these objectives, the Company may not generate the anticipated positive cash flows or profits. No assurance can be given that the Company can or will ever be successful in its operations and operate profitably.

Growth and Consolidation in the Industry

Acquisitions or other consolidating transactions could have adverse effects on the Company. The Company could lose strategic relationships if its partners are acquired by or enter into agreements with a competitor, causing the Company to lose access to distribution, content and other resources. The relationships between the Company and its strategic partners may deteriorate and cause an adverse effect on the business. The Company could lose customers if competitors or users of competing technology consolidate with the Company's current or potential customers. Furthermore, the Company's current competitors could become larger players in the market or new competitors could form from consolidations. Any of the foregoing events could put the Company at a competitive disadvantage, which could cause the Company to lose customers, revenue, and market share. Consolidation in the industry could also force the Company to divert greater resources to meet new or additional competitive threats, which could harm the Company's operating results.

Intellectual Property Risks

The Company's ability to compete largely depends on the superiority, uniqueness, and value of its intellectual property and technology, including both internally-developed technology and the ability to acquire patent protection and/or trademark protection. To protect its proprietary rights, the Company will rely on a combination of trademark, copyright, and trade secret laws, trademark and patent applications, confidentiality agreements with its employees and third parties, and protective contractual provisions. Despite these efforts, certain risks may reduce the value of the Company's intellectual property. The Company's applications for trademarks and copyrights relating to its business may not be granted, and if granted, may be challenged or invalidated. There is no guarantee that issued trademarks and registered copyrights will provide the Company with any competitive advantages. The Company's efforts to protect its intellectual property rights may not be effective in preventing misappropriation of its technology and may not prevent the development and design by others of products or technology similar to, competitive with, or superior to those the Company develops. There is a risk that another party may obtain a blocking patent and the Company would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in its products.

13) Financial instruments

The Company manages its exposure to financial risks arising from its operations as well as its use of financial instruments including liquidity risk, credit risk and market risks (Foreign currency exchange rate and interest rate), through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty meeting its financial obligations as they come due. Management manages liquidity risk by maintaining cash that is adequate to satisfy accounts payable and accrued liabilities, client liabilities and monitoring cash outflows. As at December 31, 2022, the Company had cash of $60,015 (2021 - $96,919 and 2020 - $41,623), respectively to settle current liabilities of $34,938 (2021 - $63,800 and 2020 - $36,700).

The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis and liquidity risk exposure has been consistent with last year with no major changes.

The Company is obligated to the following contractual maturities of undiscounted cash flows:

	Year ended December 31,			% Change		Contractual maturities - 2022	Contractual maturities - 2021		Contractual maturities - 2020
($000)	2022	2021	2020	2022	2021	Year 1	Year 1	Year 2-3	Year 1	Year 2-3

Client liabilities	31,137	47,879	32,125	(34.97%)	49.04%	31,137	47,879	-	32,125	-

Accounts payable and accrued liabilities	3,479	5,225	3,199	(33.42%)	63.33%	3,479	5,225	-	3,199	-

Unearned revenue	37	37	37	Nil%	Nil%	37	-	37	-	37

Warrants liabilities	-	7,885	-	(100.00%)	Nil%	-	7,885	-	-	-

Convertible debentures	-	30,000	-	(100.00%)	Nil%	-	-	30,000	-	-

Loans	60	60	60	Nil%	Nil%	60	-	60	-	60

Promissory notes	-	-	970	Nil%	(100.00%)	-	-	-	-	970

Total	34,713	91,086	36,391	(61.89%)	150.30%	34,713	60,989	30,097	35,324	1,067

14) Financial instruments (Cont'd)

Liquidity Risk (Cont'd)

The decrease in client liabilities of $16,742 - 34.97% from 2021 to 2022 is aligned with the decrease in digital assets of $442,193 - 68.33% due to the decline in trading prices of some major digital assets. On the other hand the increase in client liabilities of $15,754 - 49.04% is aligned with the increase in trading volume of 2021 as compared to 2020.

The decrease in accounts payable and accrued liabilities of $1,746 - 33.42% from 2021 to 2022 is aligned with the cost-reduction programme put in place by management following decline in trading activities and revenue in 2022. The increase of $2,026 - 63.33% from 2020 to 2021 are mainly due to increase in business activities in 2021.

The decrease in warrant liabilities of $7,885 - 100.00% is due to the warrants which expired on October 16, 2022 unexercised.

The decrease in convertible debentures of $30,000 - 100.00% is due to following the admission of CCML to membership in the New SRO on October 12, 2022, which satisfied the one qualifying event, an amount of $32,506 representing principal and accrued capitalized interest was converted into 3,611,721 common shares of the Company at $9.00 per share.

Credit Risk

Credit risk is the risk associated with the counterparty's inability to fulfil its payment obligations. Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. All of the Company's cash is held with acceptable financial institutions, payment processors and digital assets exchanges from which management still believes the risk of non-performance to be remote even after one of the Company's financial institutions located in the U.S.A. went into receivership on March 12, 2023. As at March 10, 2023 the Company was able to withdraw all of its monies leaving a balance of US$245 which is covered by the FDIC. Management is closely monitoring the Company's credit risk.

The maximum amount of credit risk exposure is limited to the gross carrying amount of the cash, trade receivables, other receivables and notes receivable disclosed in these consolidated financial statements.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has notes receivable and non-interest-bearing debt obligations. As a result, management has assessed interest rate risk as limited and consistent with last year even though the prime interest rate has increased multiple times this year.

(ii) Foreign Currency Risk

Foreign currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments.

The Company's functional and presentation currency is Canadian dollar. Major purchases are transacted in Canadian dollars and US dollars. The Company also holds financial instruments denominated in US dollars. The Company is affected by changes in exchange rates between the Canadian dollars and foreign currencies. The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash, accounts payable and accrued liabilities and client liabilities. Management manages this risk through ongoing monitoring and managing the financial instruments and hedges that have a foreign currency risk. Foreign currency risk exposure has been consistent with last year with no major changes.

14) Financial instruments (Cont'd)

Market Risk (Cont'd)

(ii) Foreign Currency Risk (Cont'd)

The following table outlines the net outstanding foreign currency denominated monetary assets as at each reporting year end and demonstrate the effect on profit or loss of changes in foreign exchange rates:

	Foreign currencies	Year ended December 31,			% Change
($000)		2022	2021	2020	2022	2021

Cash	USD	9,808	18,622	3,442	(47.33%)	441.02%

Swap	USD	(3,387)	-	-	Nil%	Nil%

Trade and other receivables	USD	-	-	35	Nil%	(100.00%)

Promissory note receivable	USD	-	-	401	Nil%	(100.00%)

Accounts payable and accrued liabilities	USD	(16)	(21)	(1,238)	(23.81%)	(98.30%)

Accounts payable and accrued liabilities	GBP	-	-	(11)	Nil%	(100.00%)

Accounts payable and accrued liabilities	EURO	-	-	(30)	Nil%	(100.00%)

Client liabilities	USD	(5,994)	(5,729)	(2,230)	4.63%	156.91%

Client liabilities	GBP	-	-	(2)	Nil%	(100.00%)

Client liabilities	EURO	-	-	(3)	Nil%	(100.00%)

		411	12,872	364	(96.81%)	3,436.26%

Effect of a change of 10% in exchange rate		41	1,287	36	-	-

(iii) Other Price Risk

Other price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market.

As at December 31, 2022, the Company's current and non-current investments amounting to $5,532 (2021 - $32,537 and 2020 - $7,676) are subject to fair value fluctuations. As at December 31, 2022, if the fair value of the Company's investments had increased (decreased) by 10%, with all other variables held constant, consolidated comprehensive loss and consolidated shareholders' equity for the year ended December 31, 2022 would have been approximately $553 (December 31, 2021 - $3,254 and December 31, 2020 - $768) lower/higher. Other price risk exposure has been consistent with last year with no major changes.

14) Financial instruments (Cont'd) Fair Value (Cont'd)

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

● Level 1 - Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

● Level 2 - Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

● Level 3 - Valuation techniques using inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

(a) Accounting Classifications and Fair Values

The following table shows the fair values of financial assets and financial liabilities carried at fair value, including the level of the fair value hierarchy the fair value has been measured using.

	Year ended December 31, 2022			Year ended December 31, 2021			Year ended December 31, 2020
($000)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Assets

Current investment	-	-	-	-	-	1,932	-	-	-

Non-current investments	1,964	-	3,568	3,749	-	26,856	6	-	7,670

Derivative instruments	-	5	-	-	150	-	-	-	-

	1,964	5	3,568	3,749	150	28,788	6	-	7,670

Liabilities

Warrant liabilities	-	-	-	-	-	7,885	-	-	-

During the years ended December 31, 2022, 2021 and 2020, there were no transfers of assets and liabilities within the fair value hierarchy levels.

14) Financial instruments (Cont'd)

Fair Value (Cont'd)

Valuation of Assets/Liabilities that use Level 1 Inputs ("Level 1 Assets/Liabilities"). Consists of the Company's investments which are valued at the public closing price in active markets.

Valuation of Assets/Liabilities that use Level 2 Inputs ("Level 2 Assets/Liabilities"). Consists of the Company's derivative instruments held, where quoted prices in active markets are available.

Valuation of Assets/Liabilities that use Level 3 Inputs ("Level 3 Assets/Liabilities"). Consists of certain of the Company's investments. Non-marketable equity investments in privately-held companies are generally accounted for under the measurement alternative, defined as cost, less impairments, adjusted for subsequent observable price changes and are periodically assessed for impairment when events or circumstances indicate that a decline in value may have occurred.

(b) Measurement of Fair Values

Refer to Note 20 in the audited consolidated financial statements for the year ended December 31, 2022, 2021 and 2020 valuation techniques and significant unobservable inputs.

14) Financial instruments (Cont'd)

(c) Level 1 and Level 3 Investments Continuity as at December 31, 2022, 2021 and 2020.

	Balance						Balance
	as at						as at
	December			Distribution	Gain on	Change in	December
Investments	31, 2021	Additions	Disposals	received	disposals	fair Value	31, 2022	Fair Value
								Level 1	Level 2	Level 3
($000)

Current investments	1,932	-	(2,254)	-	315	7	-	-	-	-

Non-Current investments	30,605	-	(306)	(339)	(15)	(24,413)	5,532	1,964	-	3,568

Total investments	32,537	-	(2,560)	(339)	300	(24,406)	5,532	1,964	-	3,568

	Balance as						Balance as
	at						at
	December			Distribution	Gain on	Change in	December
Investments	31, 2020	Additions	Disposals	received	disposals	fair Value	31, 2021	Fair Value
								Level 1	Level 2	Level 3
($000)

Current investments	-	1,844	-	-	-	88	1,932	-	-	1,932

Non-Current investments	7,676	7,931	(3,000)	(5,291)	2,045	21,244	30,605	3,749	-	26,856

Total investments	7,676	9,775	(3,000)	(5,291)	2,045	21,332	32,537	3,749	-	28,788

	Balance as						Balance as
	at						at
	December			Distribution	Gain on	Change in	December
Investments	31, 2019	Additions	Disposals	received	disposals	fair Value	31, 2020	Fair Value
								Level 1	Level 2	Level 3
($000)

Non-Current investments	5,717	-	(1,009)	-	-	2,968	7,676	6	-	7,670

Total investments	5,717	-	(1,009)	-	-	2,968	7,676	6	-	7,670

SCHEDULE O
INFORMATION CONCERNING COINSMART

The following information, including information contained in documents incorporated by reference herein, contains forward-looking information about CoinSmart, including information about CoinSmart following completion of the Transaction. See "Cautionary Note Regarding Forward-Looking Statements" in this Information Circular in respect of forward-looking information that is included in this Schedule O and in the documents incorporated by reference herein. The following information was prepared and provided by CoinSmart for inclusion in this Information Circular and CoinSmart is responsible for its completeness and accuracy. All capitalized terms used in this Schedule O and not defined herein have the meaning ascribed to such terms in the "Glossary of Defined Terms" or elsewhere in this Information Circular. The information contained in this Schedule O, unless otherwise indicated, is given as of the date of this Information Circular and should be read in conjunction with the information about Coinsquare contained elsewhere or incorporated by reference herein.

The following information is presented on a pre-Transaction basis and is reflective of the current business, financial and share capital position of CoinSmart and its subsidiaries. Upon completion of the Transaction, each CoinSmart Shareholder will become a shareholder of WonderFi, other than those CoinSmart Shareholders who are Dissenting Shareholders. See "Information Concerning the Combined Company" in Schedule P to this Information Circular for pro forma business, financial and share capital information relating to WonderFi, Coinsquare, and CoinSmart after giving effect to the Transaction.

Documents Incorporated by Reference

The following documents, filed by CoinSmart with the securities commissions or similar regulatory authorities in the provinces of British Columbia, Alberta and Ontario, are specifically incorporated by reference into, and form an integral part of this Information Circular as of the date of this Information Circular (collectively, the "CoinSmart Documents"):

1) the annual information form of CoinSmart dated as of March 28, 2023 for the financial year ended December 31, 2022 (the "CoinSmart AIF");

2) the audited annual consolidated financial statements of CoinSmart as at and for the financial years ended December 31, 2022 and 2021 (the "CoinSmart Financial Statements"), the notes thereto and the independent auditors' report thereon, together with the related management's discussion and analysis ("CoinSmart MD&A") of the financial condition and results of operations of CoinSmart;

3) the material change report of CoinSmart dated April 12, 2023 in respect of CoinSmart entering into the Business Combination Agreement and the CoinSmart Arrangement; and

4) the material change report of CoinSmart dated February 6, 2023 in respect of CoinSmart accepting Coinsquare's repudiation of the share purchase agreement dated September 22, 2022 between CoinSmart and Coinsquare;

5) the management information circular of CoinSmart dated May 30, 2022, prepared in connection with the annual general meeting of the CoinSmart Shareholders held on June 29, 2022 (the "CoinSmart Circular"); and

6) the management information circular of CoinSmart dated October 24, 2022, prepared in connection with the special meeting of the CoinSmart Shareholders held on November 22, 2022.

The following information is a brief summary and reproduction of information provided by CoinSmart the CoinSmart Documents, and other public disclosure which is available on CoinSmart's SEDAR profile (www.sedar.com). Shareholders are encouraged to read the CoinSmart Documents in full to obtain a complete summary of material information regarding CoinSmart.

Corporate Structure

General

CoinSmart was incorporated under the BCBCA on December 16, 1965 under the name "Fintry Enterprises Inc.". It subsequently changed its name to "Mesa Uranium Corp." on December 21, 2005 following the acquisition of BZU Minerals Ltd. ("BZU") It subsequently changed its name to "Mesa Exploration Corp." ("Mesa") on March 30, 2011.

CoinSmart is the resulting entity following a three-cornered amalgamation transaction (the "CoinSmart RTO") between Mesa, 12553562 Canada Inc. ("Subco"), a wholly-owned subsidiary of Mesa, and Simply Digital Technologies Inc., dba CoinSmart ("SDT") completed on October 27, 2021. Concurrent with the closing of the CoinSmart RTO, Mesa changed its name to "CoinSmart Financial Inc.", adopted new articles and effected a change in directors, management and business.

The head office of CoinSmart is located at 1075 Bay St., Unit 301, Toronto, Ontario, Canada, M5B 2B2 and the registered office of CoinSmart is located at 1055 West Hastings Street, Suite 1700, The Guinness Tower, Vancouver, British Columbia V6E 2E9.

The CoinSmart Shares are listed on the NEO Exchange under the symbol "SMRT".

Further details regarding CoinSmart, including information regarding CoinSmart's history, assets, subsidiaries, and operations are provided in the CoinSmart AIF, the CoinSmart Audited Financial Statements and the CoinSmart MD&A. Readers should consider reading these documents.

Intercorporate Relationships

The following diagram describes the corporate structure of CoinSmart and its subsidiaries and the percentage of the outstanding voting securities of each subsidiary that are beneficially owned, controlled or directed by CoinSmart:

Description of the Business of CoinSmart

CoinSmart is a Toronto-based fintech company that operates an online crypto asset trading platform that provides a secure and intuitive platform for trading Crypto Assets. CoinSmart focuses on the safety and protection of its customers and providing the best user experience.

CoinSmart's mission is to make Crypto Assets accessible to Canadians and Europeans, with all levels of crypto experience. CoinSmart is breaking down the barriers of complex Crypto Asset transactions with an emphasis on educating the crypto curious. Through its GetSmart Hub, the CoinSmart Platform paves a safe path into the world of Crypto Asset investing by offering simple solutions, learning tools for all levels, and 24/7 omnichannel customer support. The user-friendly platform features instant verification, enterprise- grade security, and cold wallet storage. The CoinSmart Platform also provides advanced charting, order book functionality, and over-the-counter trading with dedicated account managers for a more personalized experience for large traders.

A Crypto Asset is an encrypted and decentralized digital asset, transferred directly between peers across the Internet, with transactions being settled, confirmed, recorded and secured in a distributed public ledger called the blockchain, either through a process known as "mining" or a process known as "staking". Miners and stakers are incentivized to provide their services, which secure and verify transactions, through compensation in newly minted tokens for the Crypto Asset being mined or staked. The units of a Crypto Asset, or "tokens", exist only as data on the Internet, and are not issued or controlled by any single institution, authority or government. Whereas most of the world's fiat money currently exists in the form of paper and metal managed by central authorities such as banks, Crypto Assets exist as electronic tokens, transfers of which are recorded on a blockchain.

A blockchain is a digital public ledger where Crypto Asset transactions are grouped together and represented as a "block." Blocks are a collection of transactions that happen within a predefined time window and are all validated (added to the ledger) at the same time. The next block in a blockchain is cryptographically linked to the prior block, which makes it nearly impossible to add, remove or change the data stored in the ledger. The blockchain ledger is publicly available to anyone and secured with public key encryption. As blockchains are becoming more trusted, CoinSmart expects significantly more persons to utilize these public ledgers for data storage and transactions.

The CSA published guidance on the application of Canadian securities laws to online platforms that permit the buying, selling and trading of Crypto Assets on January 26, 2020, and issued a Staff Notice on March 29, 2021 which confirmed that the CSA expects all Crypto Asset trading platforms that provide custodial services to their customers to register as securities dealers, and all platforms that operate marketplaces for Crypto Assets to become regulated as marketplaces, in the Canadian jurisdictions where they offer services. CoinSmart's Securities Dealer Registration is for an interim period which will expire on October 18, 2023 and is subject to terms and conditions that includes that CoinSmart will work actively and diligently with the OSC and IIROC to transition the CoinSmart Platform to investment dealer registration and obtain IIROC membership prior to the expiry of the Securities Dealer Registration. The Securities Dealer Registration is also subject to numerous other terms and conditions concerning the operation of the CoinSmart Platform and reporting obligations to the OSC.

On December 21, 2021, CoinSmart obtained exemptive relief from the requirement to be regulated as a marketplace under securities laws of all of the provinces and territories of Canada to allow CoinSmart to operate an automated order-matching engine on the CoinSmart Platform (the "Marketplace Relief"). The Marketplace Relief is for an interim, two-year period and subject to additional terms and conditions, including a requirement to apply to become regulated by IIROC within 12 months of the date of the Securities Dealer Registration.

See the CoinSmart AIF and also "The Transaction - Background to the Transaction".

Description of Securities

CoinSmart Shares

CoinSmart is authorized to issue an unlimited number of CoinSmart Shares. As of the date hereof, there are a total of 60,240,049 CoinSmart Shares issued and outstanding.

Each CoinSmart Share entitles the holder thereof to dividends if, as and when declared by the CoinSmart Board, to receive notice of any meetings of shareholders of CoinSmart, to cast one vote per CoinSmart Share at all such meetings and, upon liquidation, dissolution or winding up of CoinSmart, to share rateably in such assets of CoinSmart as are distributable to the holders of CoinSmart Shares. All outstanding CoinSmart Shares are fully paid and non-assessable, and are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring holders of CoinSmart Shares to contribute additional capital.

CoinSmart Options

CoinSmart adopted the CoinSmart Incentive Plan following the closing of the CoinSmart RTO. The purpose of the CoinSmart Incentive Plan is to: (i) provide "Employees", "Directors" or "Consultants" (as defined in the CoinSmart Incentive Plan) (the "Eligible Persons") with additional incentive; (ii) encourage stock ownership by such Eligible Persons; (iii) encourage Eligible Persons to remain with CoinSmart; (iv) encourage Eligible Persons to remain with CoinSmart or its subsidiaries; and (v) attract new directors, employees and officers. The types of awards that can be granted to Eligible Persons include options, unrestricted share units, performance share units, deferred share units, share appreciation rights, restricted shares and other share-based awards. The terms and conditions of each award granted pursuant to the CoinSmart Incentive Plan are subject to the applicable award agreement. See the CoinSmart Circular

CoinSmart Warrants

Each CoinSmart Warrant  entitles the holder thereof to acquire one CoinSmart Share at a price equal to $1.00 per share until October 27, 2023.

Consolidated Capitalization

There have not been any material changes in the share and loan capitalization of CoinSmart since the date of the CoinSmart Financial Statements, which are incorporated by reference herein. As at December 31, 2022, there were a total of 60,240,049 CoinSmart Shares issued and outstanding and as at the date of this Information Circular there were a total of 60,240,049 CoinSmart Shares issued and outstanding. See the CoinSmart AIF.

Prior Sales

During the 12-month period before the date of this Information Circular, CoinSmart issued the following securities:

Date of Issuance/Grant	Type of Security Issued/Granted	Number of Securities Issued/Granted	Issue/Exercise Price

March 28, 2023	CoinSmart RSUs	1,397,859	N/A

May 25, 2022	CoinSmart Options	375,689	$0.35

May 25, 2022	CoinSmart RSUs	845,716	N/A

An additional 3,137,667 CoinSmart RSUs have been approved for issuance but have not been granted as of the date of this Information Circular.

Trading Price and Volume

CoinSmart Shares

The CoinSmart Shares are currently listed on the NEO Exchange under the symbol "SMRT". The CoinSmart Shares also trade on the Frankfurt Stock Exchange under the symbol "IIR". The following table sets forth the market price ranges and trading volumes of the CoinSmart Shares on the NEO Exchange over the 12-month period prior to the date of Circular:

Period	High ($)	Low ($)	Trading Volume
May 2022	0.60	0.35	935,501
June 2022	0.43	0.21	1,334,241
July 2022	0.30	0.21	762,081
August 2022	0.26	0.085	1,382,874
September 2022	0.32	0.12	1,199,677
October 2022	0.20	0.16	1,054,056
November 2022	0.175	0.10	960,920
December 2022	0.145	0.10	1,207,721
January 2023	0.14	0.095	1,117,894
February 2023	0.15	0.10	1,011,460
March 2023	0.19	0.13	786,301
April 2023	0.27	0.195	1,300,728
May 1-11	0.26	0.20	319,833

Source: Yahoo Finance.

Risk Factors

An investment in CoinSmart Shares and the completion of the CoinSmart Arrangement and the Transaction are subject to certain risks. In assessing the Transaction, WonderFi Shareholders, Coinsquare Shareholders and CoinSmart Shareholders should carefully consider the risks described under "Risk Factors" described in this Information Circular and those risks described in the CoinSmart AIF, which are each incorporated by reference in this Information Circular.

Legal Proceedings and Regulatory Actions

CoinSmart is not and was not, during the year ended December 31, 2022, a party to any material legal proceedings, nor is any of its property, nor was any of its property, during the year ended December 31, 2022, the subject of any material legal proceedings. As at the date hereof, no such material legal proceedings are known to be contemplated.

During the financial year ended December 31, 2022, there were no: (a) penalties or sanctions imposed against CoinSmart by a court relating to securities legislation or by a securities regulatory authority; (b) penalties or sanctions imposed by a court or regulatory body against CoinSmart that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements CoinSmart entered into before a court relating to securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Other than as disclosed herein, none of the directors or executive officers of CoinSmart, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of CoinSmart, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect CoinSmart.

Auditor, Registrar and Transfer Agent

Richter LLP, Chartered Professional Accountants are the auditor of CoinSmart. Richter LLP is independent of CoinSmart within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

The registrar and transfer agent for the CoinSmart Shares is TSX Trust Company at its principal offices in the city of Toronto, Ontario.

SCHEDULE P
INFORMATION CONCERNING THE COMBINED COMPANY

The following information is presented on a post-Transaction basis and reflects the projected consolidated business, financial and share capital position of WonderFi, as the Combined Company assuming the completion of the Transaction. It contains significant amounts of forward-looking information. See "Cautionary Note Regarding Forward-Looking Statements" in this Information Circular in respect of forward-looking information that is included in this Schedule P and in the documents incorporated by reference herein. Readers are cautioned that actual results may vary. This Schedule P only includes information respecting Transaction after completion of the Transaction that is materially different from information provided elsewhere in this Information Circular. See the disclosure in Schedule M to this Information Circular for additional information regarding WonderFi. See the disclosure in Schedule N to this Information Circular for additional information regarding Coinsquare. See the disclosure in Schedule O to this Information Circular for additional information regarding CoinSmart.

Corporate Structure

Upon completion of the Transaction, Coinsquare and CoinSmart will become direct wholly-owned subsidiaries of WonderFi. As a result, all of the direct and indirect subsidiaries and assets of Coinsquare and CoinSmart will become indirectly held by WonderFi. Following the Transaction, Coinsquare will continue to exist under the CBCA, CoinSmart will continue to exist under the BCBCA, and WonderFi will continue to exist under the BCBCA. Set out below is a corporate organization chart for WonderFi, as the Combined Company resulting from the Transaction, following completion of the Transaction. Unless otherwise noted, the percentage of voting securities held is 100%.

Description of Combined Company's Business

Following the Transaction, the business objectives of WonderFi, as the Combined Company, will continue to be those of WonderFi, Coinsquare, and CoinSmart, as described in Schedule M, Schedule N, and Schedule O, respectively, on a combined basis. See also "The Transaction - Effect of the Coinsquare Arrangement" and "Cautionary Note Regarding Forward-Looking Statements".

Description of Combined Company's Business

Following the Transaction, the business objectives of WonderFi, as the Combined Company, will continue to be those of WonderFi, Coinsquare, and CoinSmart, as described in Schedule M, Schedule N, and Schedule O, respectively, on a combined basis. See also "The Transaction - Effect of the Coinsquare Arrangement" and "Cautionary Note Regarding Forward-Looking Statements".

Selected Pro Forma Consolidated Financial Information

The following selected unaudited pro forma consolidated financial information of the Combined Company has been derived from the Pro Forma Financial Statements. The Pro Forma Financial Statements have been compiled from the underlying financial statements of WonderFi, Coinsquare, and CoinSmart in accordance with IFRS to illustrate the effect of the Transaction. Adjustments have been made to prepare the Pro Forma Financial Statements, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the Pro Forma Financial Statements.

The following selected unaudited pro forma financial information and the unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not intended to reflect: (i) the operating or financial results that would have occurred had the Transaction actually occurred at the times contemplated by the notes to the Pro Forma Financial Statements; or (ii) of the results expected in future periods.

	WonderFi as at December 31, 2022 (audited) ('000s)	Coinsquare as at December 31, 2022 (audited) ('000s)	CoinSmart as at December 31, 2022 (audited) ('000s)	Pro Forma as at December 31, 2022, after giving effect to the Transaction (unaudited) ('000s)
Designation
Cash and cash equivalents	10,252	60,015	25,315	41,735(1)
Current assets	217,266	66,199	52,960	147,573
Current liabilities	210,314	34,938	44,943	114,706
Total liabilities	215,334	34,995	45,094	117,809
Total equity	45,123	51,226	8,363	105,608

Notes:

(1) Pro forma combined cash and cash equivalents is based on that of each of WonderFi, Coinsquare, and CoinSmart as reported as at December 31, 2022, less transaction costs expected to be incurred in connection with the Transaction.

You should read the Pro Forma Financial Statements as set forth in Appendix A to this Schedule P together with (i) the WonderFi Annual Financial Statements and WonderFi Interim Financial Statements; (ii) the Coinsquare Financial Statements attached as Appendix A to Schedule N to this Information Circular, and (iii) the CoinSmart Annual Financial Statements and CoinSmart Interim Financial Statements, each of which is incorporated by reference in this Information Circular. See the Pro Forma Financial Statements set forth in Appendix A to this Schedule P to this Information Circular.

Consolidated Capitalization

The following table sets forth WonderFi's indebtedness and shareholders' equity as of December 31, 2022, on an actual basis and adjusted to give effect to the Transaction, in each case as though it had occurred on December 31, 2022. The table below should be reviewed in conjunction with the WonderFi Interim Financial Statements and the WonderFi Interim MD&A, and the other financial information contained in or incorporated by reference in this Information Circular.

	As at December 31, 2022 (audited) ('000s except share amounts)	As at December 31, 2022, after giving effect to the Transaction(1) (unaudited) ('000s except share amounts)

Total Equity	45,123	106,608

WonderFi Shares (Authorized - Unlimited)	214,637,855	643,022,294

Cash and Cash Equivalents	10,252	41,735(2)

Notes:

(1) Assumes all Coinsquare Shares and CoinSmart Shares are acquired by WonderFi pursuant to the Transaction and no Coinsquare and CoinSmart Shareholders exercise their Coinsquare Dissent Rights or CoinSmart Dissent Rights, as applicable. Calculated on a partially diluted basis, based on 241,963,755 WonderFi Shares issued and outstanding as of the WonderFi Record Date, excluding WonderFi Shares issuable pursuant to all other convertible securities, 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular plus 1,678,684 Coinsquare Shares issuable on exercise of Coinsquare Options that were in In-the-Money Options on the date of the Business Combination Agreement, and 66,158,345 CoinSmart Shares issued and outstanding as of the CoinSmart Record Date, assuming no issuances of additional WonderFi Shares, Coinsquare Shares, or CoinSmart Shares, as applicable, prior to Closing. In particular, the foregoing assumes that prior to Closing: (a) all CoinSmart RSUs outstanding or approved for issuance as at the CoinSmart Record Date will be settled in CoinSmart Shares; (b) all CoinSmart Options outstanding as at the CoinSmart Record Date that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; (c) all Coinsquare Options that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; and (d) no WonderFi Shares will be issued to holders of CoinSmart Warrants, CoinSmart Options that were not In-the-Money Options or Coinsquare Options that were not In-the-Money Options as at the date of the Business Combination Agreement. The number of WonderFi Shares issued to former CoinSmart Shareholders and Coinsquare Shareholders has been adjusted for rounding, to reflect that the number of WonderFi Shares issued to each Registered Coinsquare Shareholder and Registered CoinSmart Shareholder will be rounded down to the nearest whole number.

(2) Pro forma combined cash and cash equivalents is based on that of each of WonderFi, Coinsquare, and CoinSmart as reported as at December 31, 2022, less transaction costs expected to be incurred in connection with the Transaction.

As a result of the Transaction, it is expected that WonderFi, as the Combined Company, will have: (i) up to 3,551,355 RSUs,  20,252,890 Options, and 50,594,042 Warrants and no debentures issued and outstanding on a pro-forma basis (assuming no early expiry, exercise, settlement, or conversion of such securities prior to Closing of the Transaction).

Post-Transaction Shareholdings

The following table summarizes the anticipated distribution of WonderFi Shares immediately following the completion of the Transaction, assuming that no holder of Coinsquare Shares exercises Coinsquare Dissent Rights, that no holder of CoinSmart Shares exercises CoinSmart Dissent Rights, and no other issuances of Coinsquare Shares, CoinSmart Shares, or WonderFi Shares prior to Closing, on the basis of the Exchange Ratios:

Shareholder	Number of WonderFi Shares(1)	Percentage of Total(1)

Existing WonderFi Shareholders	241,963,755	37.5%

Former Coinsquare Shareholders	269,727,083	41.9%

Former CoinSmart Shareholders	119,181,745	18.5%

Other WonderFi Shares Issued(2)	13,500,000	2.1%

TOTAL	644,372,583	100%

Notes:

(1) Assumes all Coinsquare Shares and CoinSmart Shares are acquired by WonderFi pursuant to the Transaction and no Coinsquare and CoinSmart Shareholders exercise their Coinsquare Dissent Rights or CoinSmart Dissent Rights, as applicable. Calculated on a partially diluted basis, based on 241,963,755 WonderFi Shares issued and outstanding as of the date of this Information Circular, excluding WonderFi Shares issuable pursuant to all other convertible securities, 37,149,153 Coinsquare Shares issued and outstanding as of the date of this Information Circular, and 60,240,049 CoinSmart Shares issued and outstanding as of the date of this Information Circular, assuming no issuances of additional WonderFi Shares, Coinsquare Shares, or CoinSmart Shares, as applicable, prior to Closing. In particular, the foregoing assumes that prior to Closing: (a) all CoinSmart RSUs outstanding or approved for issuance as at the CoinSmart Record Date will be settled in CoinSmart Shares; (b) all CoinSmart Options outstanding as at the CoinSmart Record Date that were In-the-Money Options on the date of the Business Combination Agreement will be exercised and cancelled in accordance with their terms; and (c) no WonderFi Shares will be issued to holders of CoinSmart Warrants, CoinSmart Options that were not In-the-Money Options or Coinsquare Options that were not In-the-Money Options as at the date of the Business Combination Agreement. The number of WonderFi Shares issued to former CoinSmart Shareholders and Coinsquare Shareholders has been adjusted for rounding, to reflect that the number of WonderFi Shares issued to each Registered Coinsquare Shareholder and Registered CoinSmart Shareholder will be rounded down to the nearest whole number.

(2) Issuable to members of and advisors to the Steering Committee, and to Eric Richmond. See "The Transaction - Advisors and Consultants" and "The Transaction - Milestone Payment".

To the knowledge of WonderFi and its directors and executive officers, no Person will beneficially own, directly, or indirectly, or exercise control or direction over, more than 10% of the outstanding WonderFi Shares upon the completion of the Transaction.

Stock Options, RSUs, Warrants

Upon completion of the Transaction:

  all WonderFi Options, WonderFi Warrants (excluding WonderFi Broker Warrants), and WonderFi RSUs issued and outstanding, will continue to exist under the WonderFi Incentive Plan. All WonderFi Broker Warrants issued and outstanding will also continue to exist in accordance with their existing terms;

  each Coinsquare Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to Effective Time (whether vested or unvested) and that has not otherwise been exercised for Coinsquare Shares shall be cancelled and be of no further force or effect with no consideration payable therefor;

  each Coinsquare Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the Coinsquare Exchange Ratio multiplied by (ii) the number of Coinsquare Shares subject to such Coinsquare Option immediately prior to the Effective Date, whereupon such Coinsquare Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option was issued divided by the Coinsquare Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the Coinsquare Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of Coinsquare Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement;

  each CoinSmart Option that was an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time (whether vested or unvested) and that has not otherwise been exercised for CoinSmart Shares shall be cancelled and be of no further force or effect with no consideration payable therefor;

  each CoinSmart Option that was not an In-the-Money Option on the date of the Business Combination Agreement and that is outstanding immediately prior to the Effective Time will be exchanged for New WonderFi Options entitling the holder thereof to purchase from WonderFi such number of WonderFi Shares equal to (i) the CoinSmart Exchange Ratio multiplied by (ii) the number of CoinSmart Shares subject to such CoinSmart Option immediately prior to the Effective Date, whereupon such CoinSmart Option will be cancelled and be of no further force or effect with no additional consideration payable therefor. Each such New WonderFi Option will have an exercise price per WonderFi Share subject to such New WonderFi Option equal to the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option was issued divided by the CoinSmart Exchange Ratio; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30; provided that if the exercise price of the New WonderFi Options constitutes a repricing of the CoinSmart Options that is required by the TSX to be approved by the WonderFi Shareholders and such approval is not obtained, the exercise price per WonderFi Share subject to each New WonderFi Option shall be the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio in respect of CoinSmart Shares. Each such New WonderFi Option will be issued pursuant to WonderFi's existing incentive plan, and shall have a vesting schedule and expiry date as determined in accordance with the Business Combination Agreement;

  each holder of outstanding CoinSmart Warrants will be entitled to receive, upon exercise, that number of WonderFi Shares (applying the CoinSmart Exchange Ratio) which the holder would have been entitled to receive under the CoinSmart Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the CoinSmart Shares to which such holder would have been entitled if such holder had exercised the CoinSmart Warrants immediately prior to the Effective Time. Subject to the foregoing, each CoinSmart Warrant will continue to be governed by and be subject to its current terms;

  each CoinSmart RSU outstanding, whether vested or unvested, whether vested or unvested, which has not otherwise been settled in CoinSmart Shares prior to the Effective Time in accordance with the terms of the CoinSmart incentive plan and the Business Combination Agreement shall be cancelled and be of no further force or effect with no consideration payable therefor; and

  all WonderFi Options outstanding as of the Effective Date will be repriced to the greater of: (i) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (ii) $0.30, provided that such price is less than its current exercise price and otherwise having the same terms and conditions.

Dividends

WonderFi has never declared nor paid dividends on the WonderFi Shares. Currently, WonderFi intends to retain its future earnings, if any, to fund the development and growth of its business, and it does not anticipate declaring or paying any dividends on the WonderFi Shares in the near future, although it reserves the right to pay dividends if and when it is determined to be advisable by its board of directors.

WonderFi does not plan or intend to alter its dividend policy after completion of the Transaction. Any decision to pay dividends on the WonderFi Shares in the future will be at the discretion of the WonderFi Board and will depend on, among other things, WonderFi's results of operations, current and anticipated cash requirements and surplus, financial condition, any contractual restrictions and financing agreement covenants, the solvency tests imposed by corporate law and other factors that the WonderFi Board may deem relevant.

For these reasons, as well as others, there can be no assurance that dividends will be paid in the future on the WonderFi Shares. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in the WonderFi Shares in the foreseeable future.

Governance and Management of WonderFi Following Completion of the Transaction

Following the Effective Date, the officers of the Combined Company will be determined by the Steering Committee of WonderFi which was constituted in accordance with the terms of the Business Combination Agreement.

In addition, the Combined Company Board will consist of nine (9) directors, comprised of: (i) four (4) nominees of Coinsquare (being Michael Wekerle, Jason Theofilos, Nicholas Thadaney, and Wendy Rudd); (ii) three (3) nominees of WonderFi (being Robert Halpern, Dean Skurka, and Chris Marsh); and (iii) two (2) nominees of CoinSmart (being Justin Hartzman and G. Scott Paterson), being the Board Appointees, to serve until the next annual meeting of WonderFi Shareholders or until their successor is duly appointed.

In addition, the compensation committee of the WonderFi Board will be reconstituted to consist of three (3) independent directors, where each Party shall have one (1) nominee thereof.

Executive Compensation

Following the completion of the Transaction, there are no anticipated changes to the current executive compensation arrangements of WonderFi. See the WonderFi Management Information Circular, which is incorporated by reference herein.

Risk Factors

The risk factors disclosed in the WonderFi AIF, which is incorporated by reference herein, with respect to the business of WonderFi, the risk factors disclosed in CoinSmart AIF, which is incorporated by reference herein, with respect to the business of CoinSmart, and the risk factors set forth under "Risk Factors" in Schedule O to this Information Circular, will apply to the Combined Company upon completion of the Transaction. Further, there are additional risk factors set forth in this Information Circular under the heading "Risk Factors"- Risk Factors Relating to the Combined Company" which will apply to the Combined Company upon completion of the Transaction.

Appendix A

Pro Forma Financial Statements

Attached.

Unaudited Pro Forma Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, unless otherwise noted)

WONDERFI TECHNOLOGIES INC.

As at December 31, 2022; and

For the year ended December 31, 2022

WONDERFI TECHNOLOGIES INC.

Unaudited Pro Forma Consolidated Statement of Financial Position
(Expressed in thousands of Canadian dollars, unless otherwise noted)
As at December 31, 2022

			WonderFi	Pro forma		Pro forma
	Coinsquare	Coinsmart	Technologies	adjustments	Note	adjustments	Note	Consolidated
	Ltd.	Financial, Inc.	Inc.	PRE MERGER		POST MERGER		Pro Forma
Assets
Current assets:
Cash	60,015	25,315	10,252	(49,787)	2c	(4,258)	3d	41,735
				181	3e
Restricted cash	2,000	-	-	17	3g			2,000
Cash collateral	-	-	1,218					1,218
Accounts receivable	1,123	-	2,390					3,513
Digital assets	1,003	27,358	664	(23,776)	3m			5,249
Digital assets - inventory	-	-	1,543					1,543
Client assets held	-	-	199,217	49,787	2c			87,988
Income taxes receivable	1,482	-	78	(161,016)	3m			1,560
Loans receivable - current	-	-	351					351
Derivative instruments	5	-	-					5
Prepaid expenses and deposits	571	287	1,553					2,411
Total current assets	66,199	52,960	217,266	(184,594)		(4,258)		147,573
Non-current assets:
Property and equipment	856	130	432	(44)	2a			1,970
				596	2b
Right-of-use assets	-	367	229	(596)	2b			-
Intangible assets	69	-	41,993	44	2a	(29,753)	3a	20,959
Investments	17,991	-	537			8,606	3b	18,528
Loans receivable	729	-	-					729
Other assets	377	-	-					377
Goodwill	-	-	-			19,966	3a	33,281
						13,315	3b

Total non-current assets	20,022	497	43,191	-		12,134		75,844
Total assets	86,221	53,457	260,457	(184,594)		7,876		223,417

See accompanying notes to the unaudited pro forma consolidated financial statements.

WONDERFI TECHNOLOGIES INC.

Unaudited Pro Forma Consolidated Statement of Financial Position (continued)
(expressed in thousands of Canadian dollars, unless otherwise noted)

As at December 31, 2022

			WonderFi	Pro forma		Pro forma
		Coinsmart	Technologies	adjustments		adjustments		Consolidated
	Coinsquare Ltd.	Financial, Inc.	Inc.	PRE MERGER	Note	POST MERGER	Note	Pro Forma
Liabilities and Shareholders' Equity
Current liabilities:
Trade and other payables	3,479	1,322	10,019			300	3a	16,670
Customer deposits - cash	-	18,650	-	(18,650)	2d	1,550	3b	-
Customer deposits - digital assets	-	23,776	-	(23,776)	3m			-
Client liabilities	31,137	-	199,217	18,650	2d			87,988
Due to liquidity providers	-	988	-	(161,016)	3m			988
Income taxes payable	44	-	-					44
Current portion of lease liabilities	218	207	234					659
Current portion of loans payable	60	-	844					904
Contingent liability	-	-	-			7,453	3b	7,453
Total current liabilities	34,938	44,943	210,314	(184,792)		9,303		114,706
Non-current liabilities:								140
Lease liabilities	-	140	-
Unearned revenue	37	-	-					37
Loans payable	20	-	70					90
Deferred tax liabilities	-	11	4,069			(4,069)	3a	2,292
Warrant liabilities	-	-	881			2,281 (337)	3b 3a	544
Total non-current liabilities	57	151	5,020	-		(2,125)		3,103
Total liabilities	34,995	45,094	215,334	-		7,178		117,809

Shareholders' Equity:								201,621
Share capital	136,616	20,215	209,165	2,587	3e	(171,027)	3a
				1,409	3f	(5,142)	3b
				5,593	3g	1,995	3d
						210	3l
Warrants	-	504	-			(425)	3b	79
Subscriptions receivable	-	-	(13)			13	3a	-
Contributed surplus	11,100	1,176	13,187	(2,406)	3e	(11,883)	3a	7,456
				(685)	3f	1,948	3b
				(4,981)	3g
Accumulated deficit	(96,490)	(13,532)	(177,216)	(724)	3f	177,216	3a	(103,548
				(595)	3g	14,256	3b
						(6,253)	3d
						(210)	3l
Total Equity	51,226	8,363	45,123	198		698		105,608
Total Liabilities and Shareholders' Equity (deficiency)	86,221	53,457	260,457	(184,594)		7,876		223,417

See accompanying notes to the unaudited pro forma consolidated financial statements.

WONDERFI TECHNOLOGIES INC.
Unaudited Pro Forma Consolidated Statement of Net Loss and Comprehensive Loss
(expressed in thousands of Canadian dollars, unless otherwise noted)
For the year ended December 31, 2022

	Coinsquare	Coinsmart Financial,	WonderFi	Pro forma	Notes	Consolidated Pro
	Ltd.	Inc.	Technologies Inc.	adjustments		Forma

Revenue:
Revenues	14,607	13,324	9,088			37,019
Rebates	-	(764)	-			(764)
Total revenue	14,607	12,560	9,088	-		36,255
Operating expenses:
Marketing	1,264	3,470	5,483			10,217
Salaries, commissions, bonuses and benefits	16,945	6,910	12,745			36,600
Bank and transaction fees	1,479	2,315	1,756			5,550
Software and platform	3,403	1,183	2,382			6,968
Subcontractors	4,234	1,189	-			5,423
Professional and consulting fees	6,542	685	14,198	6,253	3d	27,678
Office and administration	3,179	1,631	4,919			9,729
Share-based compensation	9,105	623	9,071	521	3h	17,255
				(2,275)	3j
				210	3l
Depreciation and amortization	2,018	195	5,514	(2,596)	3c	5,131
Total operating expenses	48,169	18,201	56,068	2,113		124,551
Loss from operations	(33,562)	(5,641)	(46,980)	(2,113)		(88,296)

Other income and expenses:
Change in fair value of warrant liabilities	7,885	-	8,190			16,075
Impairment	(22)	-	(120,536)	120,536	3k	(22)
Share issuance cost	-	-	(1,253)	(107)	3d	(1,360)
Other income	1,259	-	-			1,259
Other expenses	-	(508)	-			(508)
Gain (loss) on foreign exchange	302		(222)			80
Currency fluctuations	-	(2,498)	-			(2,498)
Loss on revaluation of digital assets	(6,580)	(2,249)	(5,059)			(13,888)
Finance income	-	-	79			79
Finance expense	(3,173)	-	(29)	(1,147)	3i	(4,349)
Share of loss of equity-accounted investees	(1,897)	-	-			(1,897)
Change in fair value of derivative instruments	(150)	-	-			(150)
Loss on disposal of digital assets	-	-	(2,008)			(2,008)
Loss on revaluation of investments	(24,406)	-	(1,434)			(25,840)
Gain (loss) on disposal of investments	300	-	(618)			(318)
Loss on disposal of intangible assets	(139)	-	-			(139)
See accompanying notes to the unaudited pro forma consolidated financial statements.

WONDERFI TECHNOLOGIES INC.
Unaudited Pro Forma Consolidated Statement of Net Loss and Comprehensive Loss
(expressed in thousands of Canadian dollars, unless otherwise noted)
For the year ended December 31, 2022

	Coinsquare	Coinsmart	WonderFi	Pro forma	Notes	Consolidated Pro
	Ltd.	Financial, Inc.	Technologies Inc.	adjustments		Forma

Other income and expenses (continued):
Loss on disposal of property and equipment	(7)	-	-			(7)
Loss on customer transactions	-	(136)	-			(136)
Comprehensive loss before taxes	(60,190)	(11,032)	(169,870)	117,169		(123,923)
Income tax recovery	(3,144)	(70)	(3,411)			(6,625)
Comprehensive loss from continuing operations	(57,046)	(10,962)	(166,459)	117,169		(117,298)
Comprehensive loss from discontinued operations	(412)	-	-	-		(412)
Comprehensive loss for the year	(57,458)	(10,962)	(166,459)	117,169		(117,710)
Net (loss) attributable to:
Shareholders of the company:
Continuing operations	(57,046)	(10,962)	(166,459)	117,169		(117,298)
Discontinued operations	(1,781)	-	-	-		(1,781)
	(58,827)	(10,962)	(166,459)	117,169		(119,079)
Non-controlling interest:
Discontinued operations	1,369	-	-	-		1,369
	1,369	-	-	-		1,369
	(57,458)	(10,962)	(166,459)	117,169		(117,710)
Net (loss) per Common Share, basic ($)						(0.18)
Net (loss) per Common Share, diluted ($)						(0.18)

See accompanying notes to the unaudited pro forma consolidated financial statements.

WONDERFI TECHNOLOGIES INC. Notes to Unaudited Pro Forma Consolidated Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) Year ended December 31, 2022

1. Basis of Presentation

In connection with a Business Combination Agreement (the "BCA" or the "Agreement") entered into between Coinsquare Ltd. ("Coinsquare" or the "Company"), WonderFi Technologies Inc. ("WonderFi") and Coinsmart Financial Inc. ("Coinsmart") on April 2, 2023, the following unaudited Pro Forma Consolidated Statement of Financial Position as at December 31, 2022 and the unaudited Pro Forma Consolidated Statement of Net Loss and Comprehensive Loss for the year ended December 31, 2022 ("Pro Forma Financial Statements") have been prepared by management after giving effect to the proposed transaction (the "Transaction").

On April 2, 2023, Coinsquare entered into the BCA with WonderFi and Coinsmart, to combine the three entities as part of the Transaction. Pursuant to the Transaction, WonderFi and Coinsmart, will merge with and into Coinsquare with Coinsquare being the accounting acquirer. Coinsquare and Coinsmart shareholders will receive shares of WonderFi, the legal acquirer, based on the exchange ratios of 6.946745 and 1.801462 respectively (Note 4), by way of two court-approved plan of arrangement transactions. Post closing of the Transaction, the combined company (the "Combined Company") will integrate operations to offer one of the largest, regulated crypto asset trading platforms in Canada and will provide Canadians with a wide range of diversified products and services, including both retail and institutional crypto trading and B2B crypto payment processing. Upon closing of the Transaction, the Combined Company is expected to be owned 43% by Coinsquare shareholders, 38% by WonderFi shareholders and 19% by Coinsmart shareholders. In connection with the completion of the Transaction, the Combined Company intends to operate under the name WonderFi Technologies Inc. under the stock symbol WNDR.

It is intended that the outstanding in-the-money convertible securities of Coinsquare and Coinsmart, as measured at the date of the BCA, will be converted into common shares of each respective entity prior to the completion of the Transaction. Any remaining convertible securities will be exchanged on completion of the Transaction for convertible securities in WonderFi. Further, for each Coinsmart share exchanged, the holder will also receive one earnout right which entitles the holder to a pro-rate share of 30% of the SmartPay business revenues for 36 months following the transaction paid in six-monthly instalments to a maximum payout of $15,000,000 ("Earnout Right"). The Earnout Right may also be settled by (i) if the SmartPay business is sold for the maximum payout of $15,000,000 delivered on closing of that transaction or; (ii) at the option of the Combined Company by paying 66.67% of the remaining payout ($15,000,000 less all six-monthly instalments paid at the date the option is exercised). The Combined Company is able to, at the option of the Combined Company, settle up to 50% of any Earnout Right payment in common shares of the Combined Company.

The Transaction is subject to shareholder approval.

The Transaction has been accounted for in the Consolidated Pro Forma Financial Statements using the acquisition method under IFRS 3, Business Combinations ("IFRS 3"). IFRS 3 requires that one of Coinsquare, WonderFi or Coinsmart be determined to be the acquirer for accounting purposes. The Transaction has been accounted for as a reverse take-over of WonderFi by Coinsquare, combined with the acquisition of Coinsmart. As all three entities which are party to the Transaction meet the definition of a business, the Transaction has been accounted for in accordance with IFRS 3. The Pro Forma Financial Statements reflect the continuance of Coinsquare and reflects the identifiable assets acquired and the liabilities assumed of WonderFi and Coinsmart at fair value.

The Pro Forma Consolidated Financial Statements have been prepared incorporating the assumptions and adjustments described in Notes 2 and 3 and include the effect of the Transaction as if it occurred on December 31, 2022 for the Consolidated Statement of Financial Position and January 1, 2022 for the Consolidated Statement of Net Income (Loss) and Comprehensive Income (Loss), as described in Notes 3a and 3b.

WONDERFI TECHNOLOGIES INC. Notes to Unaudited Pro Forma Consolidated Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) Year ended December 31, 2022

The unaudited Pro Forma Consolidated Statement of Financial Position as at December 31, 2022 has been derived from the following financial statements:

• Audited consolidated statement of financial position of Coinsquare as at December 31, 2022; and

• Audited consolidated statement of financial position of WonderFi as at December 31, 2022; and

• Audited consolidated statement of financial position of Coinsmart as at December 31, 2022.

The unaudited Pro Forma Consolidated Statement of Net Loss and Comprehensive Loss for the year ended December 31, 2022 has been derived from the following financial statements:

• Audited consolidated statement of loss and comprehensive loss of Coinsquare for the year ended December 31, 2022 of which certain financial statement line items on the consolidated statement of loss and comprehensive loss of Coinsquare have been reclassified to align with the presentation of WonderFi and Coinsmart; and

• Audited consolidated statement of comprehensive loss of Coinsmart for the year ended December 31, 2022 which certain financial statement line items on the consolidated statement of comprehensive loss of Coinsmart have been reclassified to align with the presentation of WonderFi and Coinsquare; and

• Audited consolidated statement of loss and comprehensive loss of WonderFi for the fifteen months ended December 31, 2022; and

• Unaudited interim consolidated statement of loss and comprehensive loss of WonderFi for the three months ended December 31, 2021.

• The unaudited consolidated statement of loss and comprehensive loss of WonderFi for twelve months ended December 31, 2022 has been derived by (i) taking fifteen months of operations from the audited consolidated statement of loss and comprehensive loss for the fifteen months ended December 31, 2022 and (ii) deducting three months of operations by reference to the unaudited interim consolidated statement of loss and comprehensive loss for the three months ended December 31, 2021;

The historical financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC"). These Pro Forma Consolidated Financial Statements have been prepared by management using the accounting policies in Coinsquare's financial statements. Coinsquare has undertaken a process to identify material accounting policy differences between Coinsquare, WonderFi and Coinsmart with adjustments made, as described in Note 2 for material differences. While management believes that all significant accounting policies of Coinsquare, WonderFi and Coinsmart presented in these pro forma financial statements are consistent in all material respects, accounting policy differences may be identified upon completion of the Transaction.

The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and are not intended to reflect results of operations or the financial position of Coinsquare which would have actually resulted had the Transaction been consummated. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future and future results may differ materially from the amounts reflected herein. The pro forma adjustments presented are preliminary and subject to revision pending additional information.

Unless otherwise indicated, all amounts presented in these financial statements are denominated in Canadian Dollars.

WONDERFI TECHNOLOGIES INC. Notes to Unaudited Pro Forma Consolidated Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) Year ended December 31, 2022

2. Pro forma reclassification adjustments

(a) Coinsmart presents property and equipment and intangible assets together as one financial statement line item. An adjustment has been made to reallocate $44 of Property and equipment to intangible assets.

(b) Coinsquare includes property and equipment and right-of-use assets together on the one financial statement line item. An adjustment has been made to reclassify $596 of Right-of-use assets to Property and equipment for Coinsmart and WonderFi.

(c) Coinsmart and Coinsquare include cash held on behalf of customers within the Cash and cash equivalent balances. An adjustment has been made to reallocate $49,787 from Cash and cash equivalents to Client assets held.

(d) Coinsmart presents its liability related to customer cash held in Customer deposits - cash. An adjustment has been made to reclassify the balance of $18,650 to Client liabilities.

3. Pro forma adjustments to the pro forma consolidated financial statements

The pro forma assumptions and adjustments to the unaudited pro forma consolidated financial statements have been prepared to account for the Transaction based on available information.

(a) Merger of Coinsquare and WonderFi - Reverse Takeover

The former Coinsquare shareholders have been deemed the accounting acquirer in line with IFRS 3; therefore, the Transaction is treated as a reverse takeover with Coinsquare as the accounting acquirer. The identifiable assets acquired and liabilities of WonderFi assumed by Coinsquare are measured at their fair values at December 31, 2022 (the "Acquisition Date"). The excess of the consideration transferred over the fair value of the identifiable net assets acquired and liabilities assumed is attributable to goodwill.

As part of the Transaction, Coinsquare is deemed to issue 238,363,466 Common Shares in exchange for all of the issued and outstanding shares of WonderFi. The consideration for shares issued is $38,138, based on WonderFi's share price of $0.16/share at closing on March 31, 2023. Additionally, 8,812,989 options, 3,551,355 RSUs and 9,440,641 warrants are deemed to have been replaced by Coinsquare to WonderFi holders as part of the Transaction. These are valued at $360, $378 and $566 respectively.

The following table summarizes the fair value of WonderFi's assets acquired and liabilities assumed by Coinsquare:

Assets acquired	$
Cash and cash equivalents	10,252
Cash collateral deposited	1,218
Trade and other receivables	2,390
Prepaid expenses	1,553
Digital asset inventory	1,543
Digital assets	664
Client assets	38,201
Loans receivable	351
Income tax credit receivable	78
Property, plant and equipment	432
Right-of-use assets	229
Investments	537
Customer relationships	6,856
Technology	3,767
Brand	1,617
69,688
Liabilities assumed
Trade and other payables	10,319
Lease liabilities	234

WONDERFI TECHNOLOGIES INC. Notes to Unaudited Pro Forma Consolidated Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) Year ended December 31, 2022

Loans payable	844
Client liabilities	38.201
Warrant liabilities	544
Long term debt	70
50.212
Net assets acquired
19.476
Consideration
Goodwill	39.442
19.966
Consideration consists of the following components:
Share consideration issued	38.138
Replacement options issued	360
Replacement RSUs issued	378
Replacement warrants issued	566
39,422

This purchase price allocation ("PPA") is preliminary and will be finalized on the effective date of the Transaction. The final figures could be materially different to those presented in these unaudited pro forma financial statements. Associated transaction costs are expensed and noted in Note 3(d).

(b) Acquisition of Coinsmart

The former Coinsquare shareholders have been deemed the accounting acquirer in line with IFRS 3 Business Combinations. The identifiable assets acquired and liabilities of Coinsmart assumed by Coinsquare are measured at their fair values at the Acquisition Date. The excess of the consideration transferred over the fair value of the identifiable net assets acquired and liabilities assumed is attributable to goodwill.

As part of the Transaction, Coinsquare is deemed to issue 119,181,745 Common Shares in exchange for all of the issued and outstanding shares of Coinsmart. The consideration for shares issued is $19,069, based on WonderFi's share price of $0.16/share on March 31, 2023. Additionally, 1,064,875 options and 1,317,256 warrants are deemed to have been replaced by Coinsquare to Coinsmart holders as part of the transaction. These are valued at $33 and $79 respectively. Further, former Coinsmart shareholders will also receive one Earnout Right for each common share held which entitles them to a pro-rata share of an earnout. The fair value of the earnout expected on completion of the transaction, discounted at 16.5%, is $7,453.

The following table summarizes the fair value of the Coinsmart's assets acquired and liabilities assumed by Coinsquare:

Assets acquired	$
Cash and cash equivalents	25,496
Digital assets	3,582
Prepaid expenses	287
Property, plant and equipment	86
Right-of-use assets	367
Customer relationships	4,750
Technology	2,840
Brand	1,060
38,468
Liabilities assumed
Customer deposits - cash	18,650
Due to liquidity providers	988

WONDERFI TECHNOLOGIES INC. Notes to Unaudited Pro Forma Consolidated Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) Year ended December 31, 2022

Trade and other payables	2,872
Lease liabilities	347
Deferred tax liabilities	2,292
25,149

Net assets acquired	13,319

Consideration	26,634
Goodwill	13,315

Consideration consists of the following components:
Share consideration issued	19,069
Contingent liability	7,453
Replacement options issued	33
Replacement warrants issued	79
26,634

This PPA is preliminary and will be finalized on the effective date of the Transaction. The final figures could be materially different to those presented in these unaudited pro forma financial statements. Associated transaction costs are expensed and noted in Note 3(d).

(c) Amortization of intangible assets

Following the Transaction, newly recognized intangible assets relating to customer relationships, brand and technology will be amortized over a period of 7 years, 10 years and 10 years respectively. The amortization expense recorded on existing intangible assets of WonderFi has been reduced by $2,596 to reflect the pro forma change in the cost base of these intangible assets.

(d) Transaction costs

Transaction costs of $107 are expected to be incurred in relation to the issuance of shares in the transaction which are allocated to share issuance expenses. Further estimated transaction costs of $6,253 are expected to be incurred with respect to the Transaction relating to legal, consulting, audit and accounting and filing fees. Of these, $4,258 are expected to be paid in cash and the remaining $1,995 are allocated to share capital as they are expected to be settled for 14,250,000 common shares of the Combined Company.

(e) Exercise of Coinsmart Stock Options

Prior to the Transaction, holders of 1,382,770 Coinsmart in-the-money options are expected to exercise the options and common shares issued. An adjustment to increase share capital by $2,587, recognize $181 of cash for the receipt of the exercise price and reduce contributed surplus by $2,406 has been made.

(f) Conversion of Coinsmart RSUs

Prior to the Transaction, 4,535,526 Coinsmart RSUs are expected to be exchanged for common shares. An adjustment to increase share capital and reduce contributed surplus by $1,409 has been made. An additional share-based compensation expense of $724 is also recognized representing the accelerated vesting of RSUs at the date of the Transaction.

(g) Conversion of Coinsquare Stock Options

Prior to the Transaction, holders of 1,678,684 Coinsquare in-the-money options are expected to exercise the options and common shares issued. Share-based compensation expense of $595 is recognized representing the accelerated vesting of options at the date of the Transaction. Subsequently, an adjustment to increase share capital by $5,593, deficit by $595, recognize $17 of cash for the receipt of exercise price and reduce contributed surplus by $4,981 has been made.

WONDERFI TECHNOLOGIES INC. Notes to Unaudited Pro Forma Consolidated Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) Year ended December 31, 2022

(h) Post-transaction Share-based Compensation Expense

Following the deemed issuances of replacement options, RSUs and warrants outlined in Notes 3a and 3b an additional $521 of share-based compensation expense is recorded representing the increased expense for the year following completion of the Transaction as a result of vesting of these replacement instruments.

(i) Interest Expense on Contingent Liability

The earnout liability recognized from the Coinsmart acquisition in Note 3b is discounted at a rate of 16.5%. In the year following completion of the Transaction an increase in interest expense of $1,147 is anticipated.

(j) Reversal of Stock-based Compensation Expense

This entry reverses $2,275 of stock-based compensation expense recognised during 2022 for options that were exercised into shares prior to the Transaction. This expense would not be part of the income (loss) for the year if the Transaction occurred on January 1, 2022.

(k) Normalization of Impairment Loss

Impairment losses of $120,536 recognised in the acquired entities has been reversed to reflect that the impairment loss would not be recorded during 2022 if the Transaction occurred on January 1, 2022.

(l) Employee Bonuses

As a result of the Transaction, certain employees of Coinsquare will receive bonuses of 1,500,000 shares in the Combined Entity. This has been recognised as an adjustment of $210 to share capital and share-based compensation expense

(m) Transition of Coinsmart and Wonderfi client agreements to Coinsquare client agreements

WonderFi and Coinsmart currently recognize all liabilities from client digital assets held with a corresponding asset on the Statement of Financial Position due to safeguard obligations of the client digital assets in line with requirements under NI 31-103, Registration Requirements, Exemptions and Ongoing Registrant Obligations. Coinsquare does not recognize such liabilities from client digital assets held on the Statement of Financial Position due to the terms of its agreement with clients which do not have similar safeguard obligations as within WonderFi and Coinsmart. Upon closing of the Transaction, the client agreements within WonderFi and Coinsmart are expected to transition to the terms and conditions of Coinsquare's agreements with no expected safeguard obligations. As such, an adjustment has been made to remove $161,016 in Client assets held and Client liabilities for WonderFi and $23,776 in Digital assets and Customer deposits - digital currencies for Coinsmart. These Pro Forma Financial Statements are prepared on the assumption that all client agreements align with Coinsquare's current agreements with clients and as such, no client liabilities and related client assets would meet the recognition criteria.

In the event that WonderFi and Coinsmart clients do not transition to Coinsquare's agreements, the following digital currencies held on behalf of clients would remain recognized on the Statement of Financial Position as Client assets held and Client liabilities:

Digital Asset	WonderFi ($)	Coinsmart ($)	Total ($)
Bitcoin	74,912	10,340	85,252
Ethereum	60,597	7,641	68,238
Stellar Lumens	3,408	390	3,798
Cardano	2,915	1,910	4,825
Solana	773	170	943
Others	18,411	3,325	21,736
	161,016	23,776	184,792

WONDERFI TECHNOLOGIES INC. Notes to Unaudited Pro Forma Consolidated Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) Year ended December 31, 2022

Client fiat currency assets and liabilities will continue to be recognised on the Statement of Financial Position of the Combined Company.

4. Pro forma share capital continuity:

WonderFi, the legal parent company, is authorized to issue an unlimited number of Common Shares. The continuities show the outstanding number of Common Shares, Options, RSUs and Warrants at March 31, 2023 as these are reflective of the relative capital positions when the Transaction closes.

Reconciliation of Coinsquare and Coinsmart shares exchanged and total pro forma WonderFi shares expected to be issued and outstanding following Transaction:

	Shares (No.)	Amount ($)
Common Share Continuity
Balance, December 31, 2022 Coinsquare Common Shares	37,071,958	136,616
Coinsquare options exercised to March 31, 2023	77,195	384
Conversion of Coinsquare in-the-money Options	1,678,684	5,593
Balance, on Transaction, after above transactions	38,827,837	142,593
Exchange ratio on Transaction	6.946745
Common Shares issued in exchange for Coinsquare Common Shares	269,727,080	142,593
Balance, December 31, 2022 Coinsmart Common Shares	60,240,049	20,215
Conversion of Coinsmart in-the-money Options	1,382,770	2,587
Conversion of Coinsmart RSUs	4,535,526	1,409
Balance, on Transaction, after above transactions	66,158,345	24,211
Exchange ratio on Transaction	1.801462
Common Shares issued in exchange for Coinsmart Common Shares	119,181,745	19,069
Balance, December 31, 2022 WonderFi Common Shares	214,637,855	209,165
WonderFi Common Shares issued to March 31, 2023	22,800,000	4,647
Common Shares issued on vesting of RSUs to March 31, 2023	925,611	224
Balance, on Transaction, after above transactions	238,363,466	142,576
Exchange ratio on Transaction	1.000000
Balance, on Transaction, after above transactions	238,363,466	38,138
Common shares issued for change of control bonuses	1,500,000	210
Common Shares issued to advisors	14,250,000	1,995
Balance, Outstanding Common Shares following Transaction	643,022,294	202,005

WONDERFI TECHNOLOGIES INC. Notes to Unaudited Pro Forma Consolidated Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) Year ended December 31, 2022

Options (No.)
Options Continuity
Balance, December 31, 2022 Coinsquare Options	3,338,139
Coinsquare Options exercised to March 31, 2023	(77,197)
Coinsquare Options granted to March 31, 2023	330,922
Coinsquare Options modified to March 31, 2023	(419,671)
Conversion of Coinsquare in-the-money Options	(1,678,684)
Balance, on Transaction, after above transactions	1,493,509
Exchange ratio on Transaction	6.946745
Options issued in exchange for Coinsquare Options	10,375,026

Balance, December 31, 2022 Coinsmart Options	1,973,896
Conversion of Coinsmart in-the-money Options	(1,382,770)
Balance, on Transaction, after above transactions	591,126
Exchange ratio on Transaction	1.801462
Options issued in exchange for Coinsmart Options	1,064,875

Balance, December 31, 2022 WonderFi Options	11,624,155
WonderFi Options granted to March 31, 2023	1,918,000
WonderFi Options cancelled to March 31, 2023	(1,446,766)
WonderFi options forfeited to March 31, 2023	(3,282,400)
Balance, on Transaction, after above transactions	8,812,989
Balance, Outstanding Options following Transaction	20,252,890

RSUs (No.)
RSU Continuity
Balance, December 31, 2022 Coinsquare RSUs	-
Balance, on Transaction, after above transactions	-
Exchange ratio on Transaction	6.946745
RSUs issued in exchange for Coinsquare RSUs	-
Balance, December 31, 2022 Coinsmart RSUs	1,397,859
Issuances of approved RSUs before Transaction	3,137,667
Conversion of Coinsmart RSUs for Common Shares	(4,535,526)
Balance, on Transaction, after above transactions	-
Exchange ratio on Transaction	1.801462
RSUs issued in exchange for Coinsmart RSUs	-
Balance, December 31, 2022 WonderFi RSUs	4,190,698
WonderFi RSUs granted March 31, 2023	747,384
WonderFi RSUs forfeited to March 31, 2023	(1,961,116)
WonderFi RSUs vested for Common Shares to March 31, 2023	(925,611)
WonderFi RSUs issued as change of control bonus	1,500,000
Balance, on Transaction, after above transactions	3,551,355
Balance, Outstanding RSUs following Transaction	3,551,355

WONDERFI TECHNOLOGIES INC. Notes to Unaudited Pro Forma Consolidated Financial Statements (expressed in thousands of Canadian dollars, unless otherwise noted) Year ended December 31, 2022

Warrants (No.)
Warrants Continuity
Balance, December 31, 2022 Coinsquare Warrants	-
Balance, on Transaction, after above transactions	-
Exchange ratio on Transaction	6.946745
Warrants issued in exchange for Coinsquare Warrants	-
Balance, December 31, 2022 Coinsmart Warrants	731,215
Balance, on Transaction, after above transactions	731,215
Exchange ratio on Transaction	1.801462
Warrants issued in exchange for Coinsmart Warrants	1,317,256
Balance, December 31, 2022 WonderFi Warrants	10,515,141
WonderFi Warrants issued to March 31, 2023	38,761,645
Balance, on Transaction, after above transactions	49,276,786
Balance, WonderFi Warrants following Transaction	50,594,042

9,440,641 of these warrants meet equity classification criteria and are included in consideration at note 2a. The remaining 39,835,645 warrants are classified as liabilities.

5. Client digital assets

Following the Transaction, the Combined Company expects to hold client digital assets, which are not recognized on the unaudited Pro Forma Consolidated Statement of Financial Position (Note 2a). The total value of digital assets held on behalf of customers at December 31, 2022, for the Combined Company, is $389,772.

6. Blended taxation rate

The blended taxation rate of the Combined Company is expected to be 26.61%.

7. Disposal of investments

Prior to closing of the Transaction, Coinsquare intends to dispose of two investments in Mogo Inc. and FRNT Financial Inc. which are valued at $598 and $1,366 respectively at December 31, 2022. These investments are held at fair value through profit or loss and, as such, the carrying value is expected to approximate the proceeds on disposal. For the year ended December 31, 2022, loss on a partial disposal of $15 and loss on change in fair value of $7,486 were recognized in the Statement of Loss and Comprehensive Loss of Coinsquare with respect to these investments. No adjustment is included in these Pro Forma Financial Statements as this sale is not made in conjunction with the BCA.

8. Pro forma net loss per common share

Basic and diluted net loss per common share for the year ended December 31, 2022 is computed by dividing the net loss incurred during the period by the weighted average number of common shares outstanding during the period. Anti-dilutive instruments, which are not included in the calculation, are represented by the Options, RSUs and Warrants outlined in Note 4.

Basic and diluted net loss per common share has been calculated assuming all common shares outstanding following the Transaction have been outstanding throughout all periods presented.

SCHEDULE Q
WONDERFI AGM SCHEDULE

This Schedule Q provides additional information in respect of the WonderFi AGM Resolutions. The same procedures under the heading "Information Concerning the WonderFi Meeting" in the body of the Information Circular apply in respect of the manner in which the WonderFi Shareholders will consider and vote upon the WonderFi AGM Resolutions.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1. Financial Statements

At the WonderFi Meeting, WonderFi Shareholders will receive and consider the financial statements of WonderFi as at and for the year ended December 31, 2022, and the independent auditors' report thereon, but no vote by the WonderFi Shareholders with respect thereto is required or proposed to be taken. These financial statements, the auditor's report thereon, and management's discussion and analysis for the financial year ended December 31, 2022 are available under WonderFi's profile on SEDAR at www.sedar.com.

2. Appointment and Remuneration of Auditor

WonderFi Shareholders will be asked to approve the re-appointment of Raymond Chabot Grant Thornton LLP as the auditor of WonderFi to hold office until the next annual general meeting of the WonderFi Shareholders at a remuneration to be fixed by the WonderFi Board.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of WonderFi will be voted FOR appointing Raymond Chabot Grant Thornton LLP as WonderFi's independent auditor for the ensuing year, and FOR authorizing the WonderFi Board to fix the auditor's pay.

3. Fixing the Number of Directors

The articles of WonderFi provide that the numbers of directors shall be set at the greater of three and the most recent number of directors set by ordinary resolution. Accordingly, at the WonderFi Meeting, WonderFi Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution fixing the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed, in accordance with the articles of WonderFi, at five (5) prior to the Transaction (as defined in the Information Circular), and to fix the number of Directors for the ensuing year at nine (9) conditional on and following the completion of the Transaction.

Although management WonderFi is nominating five (5) individuals to stand for election prior to the Transaction, and nine (9) individuals to stand for election conditional on and following completion of the Transaction, the names of further nominees for Directors may come from the floor at the WonderFi Meeting.

To be effective, the resolution fixing the number of directors to be elected at the WonderFi Meeting must be approved by not less than 50% of the votes cast by WonderFi Shareholders present in person or represented by proxy and entitled to vote at the WonderFi Meeting.

The WonderFi Board unanimously recommends that WonderFi Shareholders vote in favour of the resolution fixing the number of directors to be elected at the WonderFi Meeting at five (5) for the ensuing year prior to the Transaction, and at nine (9) for the ensuing year conditional on and following completion of the Transaction.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of WonderFi will be voted FOR the resolution fixing the number of directors to be elected at the meeting at five (5) for the ensuing year prior to the Transaction, and at nine (9) for the ensuing year conditional on and following completion of the Transaction.

4. Election of Directors

The WonderFi Board currently consists of six (6) directors, and will be reduced to five (5) directors (the "Original Slate") pursuant to the resolution fixing the number of directors to be elected at the meeting at five (5) for the ensuing year prior to the Transaction, and at nine (9) for the ensuing year conditional on and following completion of the Transaction

At the WonderFi Meeting, WonderFi Shareholders are required to elect the directors of WonderFi to hold office until the next annual meeting of WonderFi Shareholders or until the successors of such directors are elected or appointed. If the Transaction is to be completed, it is a condition to closing that the WonderFi Board be changed to include certain nominees of CoinSmart and Coinsquare (the "Combined Slate") as the Combined Company exists immediately following the completion of the Transaction. At the time of the WonderFi Meeting, the Transaction will not yet have been completed.

It is not appropriate to elect the Combined Slate until the Transaction is completed. In order to avoid a premature election of the Combined Slate, and in order to dispense with the need to call an additional meeting of the WonderFi Shareholders of the Combined Company to elect the Combined Slate following completion of the Transaction, the WonderFi Shareholders will be asked at the WonderFi Meeting to consider, and if deemed advisable, to:

(a) with respect to the Original Slate:

(i) vote for all of the directors of WonderFi listed in the Original Slate table below;

(ii) vote for some of the directors and withhold for others; or

(iii) withhold for all of the directors; and

(b) with respect to the Combined Slate:

(i) vote for all of the directors of WonderFi listed in the Combined Company table below;

(ii) vote for some of the directors and withhold for others; or

(iii) withhold for all of the directors.

At the WonderFi Meeting, it is expected that the nominees of the Original Slate will be elected to hold office until the earlier of the Effective Time of the Transaction (upon which time the Combined Slate shall be appointed) the next annual meeting of the WonderFi Shareholders, or until successors of such directors are elected or appointed.

If the Transaction is completed, the size of the Board will be increased from five (5) directors to nine (9) directors. The members of the Original Slate will be removed from the Board with effect as of the Effective Time of the Transaction and the nominees of the Combined Slate will be elected to hold office until the earlier of the next annual meeting of the WonderFi Shareholders, or until the successors of such directors are elected or appointed. In the event the Transaction is not completed, the number of directors will be reduced to and remain as five (5).

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of WonderFi will be voted for the election of each of the proposed nominees set forth in the tables below in respect of each of the Original Slate and the Combined Slate.

The persons named below are the nominees of management for election as directors: Karia Samaroo, Dean Skurka, Ameer Rosic, Christopher Marsh and Jordan Fiksenbaum. Each director elected will hold office until the next annual general meeting of WonderFi Shareholders or until the director's successor is elected or appointed unless the director's office is earlier vacated under any of the relevant provisions of the articles of WonderFi or the BCBCA. It is the intention of the persons named as proxyholders in the enclosed WonderFi proxy form to vote for the election to the WonderFi Board of those persons hereinafter designated as nominees for election as directors. The WonderFi Board does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the WonderFi Shareholder has specified in their proxy that their WonderFi Shares are to be withheld from voting in the election of directors.

Information Concerning the Original Slate

The following table and the biographies below set out, among other things, the name of each of the persons proposed to be nominated for election as a director for the Original Slate; all positions and offices in WonderFi presently held by the nominee; the nominee's principal occupation or employment for the last five years; the period during which the nominee has served as a director; and the number of WonderFi Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular.

Name, place of residence and positions with WonderFi	Principal Occupation and, IF NOT at Present an ELECTED Director, Occupation During the Past Five Years(1)	Period served as a director	Number of WonderFi Shares Beneficially Owned of WonderFi(1)
Karia Samaroo Vancouver, British Columbia	Director of WonderFi.	August 29, 2021 to Present	4,064,426
Dean Skurka Toronto, Ontario	Director, President and Interim CEO of WonderFi.	September 12, 2022 to Present	5,352,685
Christopher Marsh Toronto, Ontario	Director of Desert Gold Ventures Inc. Prior thereto, Director and President of Blockchain Foundry Inc.	May 9, 2023 to Present	5,312,460(2)
Jordan Fiksenbaum Miami, Florida	Strategic Marketing Consultant at HC Marketing LLC. Formerly President of FuboTV (Nasdaq-listed) and VP of Marketing at Cirque du Soleil.	May 9, 2023 to Present	Nil
Ameer Rosic Toronto, Ontario	Director of WonderFi. Entrepreneur, marketing expert and angel investor.	September 12, 2022 to Present	264,693

Notes:

(1) The information, not being within the knowledge of WonderFi, was obtained from the respective  directors themselves. Information provided as at the WonderFi Record Date.

(2) In addition, Mr. Marsh also holds 1,000,000 WonderFi Warrants. 2,870,225 WonderFi Shares are held indirectly through the 2017 Marsh Family Trust.

Information Concerning the Combined Slate

The following table and the biographies below set out, among other things, the name of each of the persons proposed to be nominated for election as a director for the Combined Slate; all positions and offices in WonderFi presently held by the nominee; the nominee's principal occupation or employment for the last five years; the period during which the nominee has served as a director; and the number of WonderFi Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular:

Name, place of residence and positions with WonderFi	Principal Occupation and, IF NOT at Present an ELECTED Director, Occupation During the Past Five Years(1)	Period served as a director	Number of WonderFi Shares Beneficially Owned of WonderFi(1)
Robert Halpern Toronto, Ontario	Principal at Halpern & Co.	-	5,761,463
Dean Skurka Toronto, Ontario	Interim CEO of WonderFi	September 12, 2022 to Present	5,352,685
Christopher Marsh Toronto, Ontario	Director of Desert Gold Ventures Inc. Prior thereto, Director and President of Blockchain Foundry Inc.	May 9, 2023 to Present	5,312,460(2) (2.19%)
Justin Hartzman Toronto, Ontario	President, Chief Executive Officer and a director of CoinSmart. Prior thereto, the President, Chief Executive Officer and a director of Simply Digital Technologies Inc.	-	Nil
G. Scott Paterson Toronto, Ontario	Principal at Paterson Partners	-	152,479
Jason Theofilos Toronto, Ontario	CEO of Mundo Media Inc.	-	Nil
Wendy Rudd Toronto, Ontario	Member and director sitting on multiple boards and committees.	-	Nil
Nicholas Thadaney Toronto, Ontario	Partner and co-founder of Partners Capital.	-	Nil
Michael Wekerle Toronto, Ontario	CEO of Waterloo Innovation Network.	-	Nil

Notes:

(1) The information, not being within the knowledge of WonderFi, was obtained from the respective  directors themselves. Information provided as at the WonderFi Record Date.

(2) In addition, Mr. Marsh also holds 1,000,000 WonderFi Warrants. 2,870,225 WonderFi Shares are held indirectly through the 2017 Marsh Family Trust.

Director Biographies

Dean Skurka

Dean Skurka is currently the President and Interim Chief Executive Officer of WonderFi. He was formerly Head of Exchanges at WonderFi, and CEO & President at Bitbuy Holdings Inc. He was formerly the Head of Finance and Compliance for First Ledger Corp, the company acquired by WonderFi Technologies Inc. Since joining Bitbuy in 2018, Dean has led all finance, compliance, and regulatory strategy development and implementation and growth initiatives including all M&A transactions. Key milestones include completing Canada's first Proof of Reserve & Solvency Report, structuring insured user bitcoin holdings 1:1, and growing cumulative transaction volume on the platform from $25M in 2018 to over $3B in 2021. Prior to First Ledger Corp, Dean spent over 5 years working in corporate restructuring and insolvency, acting as a financial advisor to secured lenders and financial institutions. Dean holds a Bachelor of Commerce from Ryerson University, having majored in finance, and minored in accounting.

Karia Samaroo

Mr. Samaroo is an entrepreneur with executive and advisory experience in private and public companies in fintech, blockchain and digital assets. Karia is a co-founder of WonderFi and served as CEO of WonderFi since inception until his resignation on October 24, 2022, and led WonderFi through its public listing on the NEO Exchange and subsequent listing on the TSX. Karia also led WonderFi during its Bitbuy and Coinberry acquisitions. Karia was formerly an executive officer of First Coin Capital, a cryptocurrency start-up acquired by Galaxy Digital in 2018. He serves as an advisor to the British Columbia Securities Commission on the Fintech Advisory Forum and to FINTRAC on virtual currencies. Karia holds his Juris Doctor and Bachelor of Commerce from the University of Alberta. Karia previously practiced corporate finance and securities law at Osler, Hoskin & Harcourt LLP.

Ameer Rosic

Mr. Rosic is a serial entrepreneur, marketing expert, angel investor and a long standing Web3 evangelist. In 2016, Mr. Rosic co-founded BlockGeeks with Dmitry Buterin, and it is one of the larger blockchain education and resource hubs on the internet. Through Rosic Media, a niche digital marketing firm, he has helped a number of prominent Direct-to-Consumer brands with implementing effective marketing, growth and customer acquisition strategies. Mr. Rosic is an active participant in the crypto ecosystem as an investor and advisor with leading DeFi protocols including Badger Dao, Synthetix and Thorchain which collectively represent approximately $3 billion in total value locked and have seen billions of dollars of transaction volume since inception.

Christopher Marsh

Christopher Marsh is a director of Desert Gold Ventures Inc. Christopher previously served as a director and the President and Chief Financial Officer of Blockchain Foundry until it was acquired by WonderFi Technologies Inc. Christopher spent eight years at Richardson GMP and GMP Securities in Toronto, Canada as an investment banker and corporate development executive. He also spent four years in corporate finance and asset management in London, England. Christopher is a CFA charterholder and has a Masters in Finance degree from London Business School and a Bachelor of Commerce from Queen's University in Kingston, Canada.

Robert Halpern

Mr. Halpern is a serial entrepreneur and investor who has founded, financed, and advised many early stage and emerging growth companies. Mr. Halpern started his professional career at Ernst & Young and later worked as the Director of Special Situations at a leading boutique merchant bank in Toronto.  Mr. Halpern sits on the board of several technology companies and holds a Bachelor of Commerce degree from Ryerson University and is a Chartered Accountant.

Jordan Fiksenbaum

Jordan Fiksenbaum has more than 30+ years of experience helping established entities and start-ups prosper financially and organically through operations, strategic marketing & sales campaigns.  Throughout his professional career, Jordan has generated sales revenue over $5b+.  Mr. Fiksenbaum experience has included senior roles at President of FuboTV (Nasdaq-listed) and VP of Marketing at Cirque du Soleil. Jordan is skilled in analyzing, refining, and coordinating multidisciplinary properties and cultivating partnerships.

Justin Hartzman

Mr. Hartzman has served as the President and Chief Executive Officer of CoinSmart since September 21, 2020 and a director of CoinSmart since October 2021. Prior thereto, Mr. Hartzman was the President, Chief Executive Officer and a director of Simply Digital Technologies Inc. Mr. Hartzman has over 15 years of experience in leadership roles, including in the cryptocurrency industry. Mr. Hartzman previously co-founded and served as Chief Executive Officer of WeSellYourSite.com, All You Can Eat Internet and NeedIs.com. Mr. Hartzman currently serves as the President of the board of directors of All You Can Eat Internet and WeSellYourSite.com. Mr. Hartzman is a graduate of Western University and holds a Bachelor of Commerce and a Bachelor of Management and Organizational Studies.

G. Scott Paterson

Mr. Paterson has served as a director of CoinSmart since October 2021. Mr. Paterson obtained his ICD.d designation as a graduate of the Institute of Corporate Director's at Rotman School of Management, earned a Certificate in Entertainment Law from Osgoode Hall Law School and has served as a trustee of the Art Gallery of Ontario. Mr. Paterson was the second investor in Lionsgate Entertainment Corp. ("Lionsgate") (NYSE:LGF.A) when the company was founded in 1997. He served as a Board member of Lionsgate for 21 years including as Chair of the Audit & Risk committee for 15 years and today serves as a director of Lions Gate Entertainment Canada Corp. Mr. Paterson built Yorkton Securities, initially as executive VP then as chair & CEO from 1998 until December 2001 into Canada's leading technology & media investment bank.

Mr. Paterson has also served as Chair of the Board of the TSX Venture Exchange, Vice Chair of the TSX, a Governor of the Investment Dealers Association (now called New SRO) and a Director of each of the Canadian Investor Protection Fund, the Canadian Securities Institute and the Canadian Securities Advisory Council. In 2004, Mr. Paterson joined newly formed Symbility Solutions, a SaaS platform utilized by insurance companies to optimally process property claims, where he served as Chair of the Board for 14 years prior to Symbility's sale to Corelogic Inc. (NYSE:CLGX) in 2018. In 2005, Mr. Paterson co-founded JumpTV Inc. and as Chairman & CEO orchestrated the company's 2006 $71 million initial public offering led by Morgan Stanley. The company acquired NeuLion Inc. in 2008 and was sold to Endeavour Group Holdings, Inc. (NYSE:EDR) in April 2018 for US $250 million. In 2015, Mr. Paterson co-founded FutureVault Inc., a Fintech leader in the evolving digital Personal Life Management space where he serves as Executive Chair of the Board. He also serves as the Board Chair of QYOU Media Inc. (TSXV:QYOU), Lead Director of Giftagram Inc. and a director of Verses AI Inc. (NEO:VERS).

Jason Theofilos

Jason Theofilos co-founded Mundo Media Inc. in 2010, and as CEO, grew it into a global leader in online advertising, with operations in North America, Europe and Asia. Jason is the co-founder of and serves on the board of Globalive Technology Inc. He also serves on the board of Coinsquare Ltd., Coinsquare Capital Markets Ltd., and numerous other high-growth companies. Over the last 10 years, Jason has founded, financed, and operated numerous technology and blockchain ventures, raising over $200 million in equity investment. He holds a Bachelor of Commerce, Marketing and Law from Ryerson University.

Wendy Rudd

Wendy Rudd is a director of Coinsquare Ltd., Coinsquare Capital Markets Ltd., and Mogo Inc. She is also Chair of the TMX Information Processor Governance Committee, a member of Edward Jones' Canada Compliance Advisory Committee, and a member of IGM Financial Inc.'s IG Wealth Management Funds Independent Review Committee. She previously held senior roles at IIROC for over 7 years, where she was instrumental in modernizing the regulation of Canadian equity and debt markets, as well as the conduct and prudential regulation of investment dealers, and is previous Director, President and Treasurer of the Canadian Capital Markets Association. Wendy is an innovative securities industry leader, with demonstrated accomplishment in the introduction of leading-edge electronic trading products and services to the Canadian market. She is recognized as a thought leader, engaging public speaker and accessible team-builder. She holds a Bachelor of Math, Computer Science - Information Systems from the University of Waterloo and a Master of Business Administration from Wilfrid Laurier University.

Nicholas Thadaney

Nicholas Thadaney is a finance, technology and capital markets senior executive who co-founded Partners Capital Corp. He previously served as Head of the Toronto Stock Exchange in the role of President & CEO, Global Equity Capital Markets, TMX Group and prior to that as CEO of ITG Canada Corp, a global financial technology company that helps leading brokers and asset managers improve returns to investors around the world. As President and CEO, Global Equity Capital Markets, he was a member of the senior executive team of TMX Group. Prior to joining TMX Group in 2015, Mr. Thadaney was CEO of ITG Canada Corp. (now Virtu Financial) since 2005, with responsibility for managing all aspects of the business, as well as a Member of ITG's Global Executive Committee. Mr. Thadaney currently serves on the board of Coinsquare Ltd., Coinsquare Capital Markets Ltd., Tetra Trust, Agrinam Acquisition Corporation, and INX Limited. He also advises numerous other companies and was previously a board & committee member of many prominent businesses, industry associations, and registered charities. Nicholas has a demonstrated history of driving shareholder value within the financial services and fintech industries and is a highly skilled leader in managing high-performing teams with a track record demonstrating best-in-class profitability. He holds a Bachelor of Arts, Economics from York University.

Michael Wekerle

Michael Wekerle is  the CEO of Waterloo Innovation Network and the CEO of The El Macambo Entertainment Inc. As the founder and Chairman of the merchant bank Difference Capital Financial Inc., he oversees a fund that includes such successful growth companies as Hootsuite, Vision Critical, BuildDirect and Blue Ant Media. He was previously featured on CBC's Dragons' Den, highlighting his entrepreneurial spirit. Michael currently serves on the board of Coinsquare Ltd., and Coinsquare Capital Markets Ltd.

Board Recommendation

The WonderFi Board unanimously recommends that the WonderFi Shareholders vote FOR the election of each of the proposed nominees set forth in the tables below in respect of each of the Original Slate and the Combined Slate.

Unless authority is withheld, the management proxyholders intend to vote the WonderFi Shares represented by each proxy, properly executed, FOR the election of the each of the proposed nominees set forth in the tables below in respect of each of the Original Slate and the Combined Slate.

Majority Voting for Directors

The WonderFi Board adopted a policy requiring that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender a resignation to the Chairman of the WonderFi Board promptly following the WonderFi Meeting. The Compensation, Nomination and Governance Committee of the Board (the "CNGC") will consider the offer of resignation and, except in special circumstances, will recommend that the WonderFi Board accept the resignation. The WonderFi Board will make its decision and announce it in a press release within 90 days following the WonderFi Meeting, including the reasons for rejecting the resignation, if applicable. The nominee will not participate in any CGNC or WonderFi Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of the following disclosure, "order" means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, any of which was in effect for a period of more than thirty (30) consecutive days.

No current directors or proposed director nominee of WonderFi:

(a) is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including WonderFi) that,

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than Mr. Jason Theofilos, as described below;

(b) is, as at the date of this Information Circular, or has been within ten (10) years before the date of this Information Circular, a director or executive officer of any company (including WonderFi) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, amalgamation or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c) has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, amalgamation or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On April 9, 2019, Mundo Media Ltd. was placed in receivership by the Ontario Superior Court of Justice pursuant to s. 243 of the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, as amended. Mr. Jason Theofilos was a director and Chief Executive Officer of Mundo Media Ltd. until March 1, 2019.

Director Nominations and Advance Notice

WonderFi has adopted advance notice provisions into WonderFi's articles, which were approved by the WonderFi Shareholders at its 2022 annual meeting. The advance notice provisions provide that shareholders seeking to nominate candidates as directors must provide timely written notice prior to any annual or special meeting of shareholders for any director nominee to be eligible for election at any annual or special meeting of shareholders. Only persons who are nominated in accordance with the advance notice provision procedures shall be eligible for election as directors of WonderFi.

The notice must be given not less than 30 days and not more than 65 days prior to the data of the annual meeting of shareholders; provided however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by a nominating shareholder may be made not later than the 10th day following the first public announcement of the date of the annual meeting. In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, notice must be given not later than the close of 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. The WonderFi Board may, in its sole discretion, waive the time periods summarized above.

The foregoing description of the advance notice provisions contained in WonderFi's articles is intended as a summary only and should not be interpreted as complete. It is subject to, and qualified by reference to all of the provisions of the Articles, which contain the full text of the advance notice provisions, which are available on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE

Please see Appendix "A" - Corporate Governance Disclosure Of Wonderfi for details prescribed by Canadian securities laws regarding certain of WonderFi's corporate governance practices.

EXECUTIVE COMPENSATION

As prescribed by applicable Canadian securities law requirements including as set out in National Instrument Form 51-102F6 - Statement of Executive Compensation (the "Form F6"), the following information regarding executive compensation is presented for the period ended December 31, 2022, WonderFi's most recently completed financial year ("Financial Year 2022") and sets forth compensation for each of the named executive officers and directors of WonderFi as of Financial Year 2022 (the "Statement of Executive Compensation").

General

For the purpose of this Statement of Executive Compensation:

"CEO" means an individual who acted as chief executive officer of WonderFi, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of WonderFi, or acted in a similar capacity, for any part of the most recently completed financial year;

"Named Executive Officer" or "NEO" means each of the following individuals:

(a) a CEO;

(b) a CFO;

(c) each of the three most highly compensated executive officers of WonderFi, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form F6, for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers

As at the end of Financial Year 2022, WonderFi had the following Named Executive Officers (collectively, the "Named Executive Officers" or "NEOs"):

• Dean Skurka, President and Interim Chief Executive Officer

• John Rim, Chief Financial Officer

• Adam Garetson, General Counsel and Chief Legal Officer

• Cong Ly, Chief Technology Officer

• Torstein Braaten, Chief Compliance Officer

Compensation Discussion and Analysis

The purpose of the below compensation discussion and analysis is to provide information about WonderFi's philosophy, objectives and processes regarding compensation paid, made payable, awarded, granted, gave or otherwise provided to each NEO and director for Financial Year 2022.

Objectives of the Compensation Program or Strategy

WonderFi's compensation program is designed to attract and retain qualified and experienced executives who will contribute to, and be invested in the success of, WonderFi.

What the Compensation Program is Designed to Reward

WonderFi's compensation program is designed to ensure a competitive compensation package and a strong link between corporate performance and compensation so that senior executive officers are motivated through the program to act in the best interest of WonderFi and to enhance long-term shareholder value.

Each Element of Compensation and Why WonderFi Chooses to Pay Each Element

The compensation of the Named Executive Officers includes three major elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long term equity incentives, consisting of restricted share units ("RSUs") performance share units ("PSUs"), deferred share unit ("DSUs") and/or stock options ("Options") under the WonderFi Incentive Plan.

The following table provides a broad overview of the elements of WonderFi's compensation program for Financial Year 2022.

Element	Award Type	Objective	Key Features
Base Salaries	Salary	To provide a basic level of reward based on responsibilities and experience	Non-discretionary fixed regular cash payments based upon the performance of day-to-day executive level responsibilities
Cash Bonuses	Annual non-equity incentive plans	To motivate each Named Executive Officer in achieving key corporate objective and individual performance	Cash payments based upon the achievement of corporate objectives and individual performance, subject to final approval by the WonderFi Board
Equity Incentives	Equity Incentives	To reward long-term performance by providing NEOs with the opportunity, through grants of equity incentives, to acquire an interest in WonderFi and benefit from WonderFi's growth	Awards of equity including Options, RSUs, PSUs, and DSUs (each, an "Award")

How WonderFi Determines the Amount for Each Element

WonderFi's Compensation, Nominating and Governance Committee (the "Committee") administers its compensation program and makes recommendations to the WonderFi Board. In making compensation recommendations to the WonderFi Board, the Committee generally considers: (i) the duties of each individual, his or her past service and continuing responsibilities; (ii) the position or job description of individuals, their short and long-term objectives, goals and performance measurement indicators; (iii) WonderFi's performance and shareholder returns; and (iv) the form and amount of compensation awarded by comparable companies and competitors.

Base Salaries

Base compensation for the Named Executive Officers is set annually, having regard to market conditions, the individual's job responsibilities, contribution, experience and proven or expected performance, as well as to subjective factors such as leadership, commitment and attitude are also considered. The Committee also considers publicly available information regarding the compensation levels of executives of early-stage technology companies. WonderFi's goal is to pay base salaries to its officers that are competitive when compared to those holding similar positions in companies of comparable stage of development within the crypto and blockchain industries, in order to attract and retain executive talent in the market in which WonderFi competes for talent.

Equity Incentives

The Committee does not employ a prescribed methodology when determining recommendations for the grant or allocation of Awards to NEOs. However, recommendations for Awards consider the general factors listed above in "Base Salaries", the aggregate maximum number of equity incentives available for issuance under the WonderFi Incentive Plan, as well as such as Awards made in previous years and the number of Awards outstanding per individual.

Granting of any other types of equity-based or equity related awards not otherwise described more specifically in the summary of share based compensation terms is subject to TSX approval.

Cash Bonuses

Cash bonuses awarded at the recommendation of the Committee are intended to be generally competitive with the market, while rewarding NEOs for meeting performance goals. The Committee considers not only WonderFi's performance during the year with respect to the qualitative and quantitative goals, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

How Each Element of Compensation and WonderFi's Decisions About That Element Fit into WonderFi's Overall Compensation Objectives and Affect Decisions About Other Elements

WonderFi's approach to executive compensation is built on the principle of total rewards which considers base salaries, equity incentives and discretionary cash bonuses. Each component is intended to align with WonderFi's compensation philosophy and objectives, and demonstrate clear alignment between compensation and WonderFi's business strategy.

Benchmarks

WonderFi had not currently identified specific performance goals or benchmarks related to executive compensation for Financial Year 2022, but does, from time to time, review compensation practices of companies of similar size and stage of development to ensure the compensation paid is competitive within WonderFi's industry.

Compensation Based Risk

WonderFi had not formally considered the implications of the risks associated with WonderFi's compensation policies or practices for Financial Year 2022. However, when setting compensation levels, the WonderFi Board seeks to alleviate risk by having a balance of short-term and long-term compensation. For example, options typically do not vest immediately, which allows for continued appreciation over the term of the options. As a part of reviewing compensation levels, the WonderFi Board and Committee seek an appropriate balance of base salary, variable pay opportunities based on the achievement of individual and corporate performance objectives, options grants and RSU grants to balance the short-term and long- term interests of WonderFi by tying compensation to the achievement of the business objectives of WonderFi, while also ensuring that the executive and certain other employees of WonderFi have sufficient equity exposure to align their interests with the interests of its shareholders.

WonderFi believes that its compensation policies reflect an appropriate mixture of guaranteed compensation, incentive-based compensation through short-term and long-term incentive plans, and risk mitigation. WonderFi currently believes that its compensation policies and practices will not lead to inappropriate or excessive risk taking on the part of its executive officers or other employees of WonderFi.

Anti-Hedging Policy

NEOs are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Performance Graph

Share Based and Option-based Awards

Under the WonderFi Incentive Plan, WonderFi can grant Awards amongst its various organizational levels including employees, directors, officers, and consultants. All Awards are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions provided in the WonderFi Incentive Plan and any grant.

The Committee does not employ a prescribed methodology when determining recommendations for the grant or allocation of Awards NEOs. In making recommendations for Awards, the Committee considers the general factors listed above, the aggregate maximum number of equity incentives available for issuance under the WonderFi Incentive Plan, as well as Awards made in previous years and the number of Awards outstanding per individual.

WonderFi believes that granting Awards encourages the maximization of shareholder value by aligning the interests of management with those of WonderFi's shareholders. (For further information, see "Compensation Discussion and Analysis - Share Based and Option-based Awards").

Compensation Governance

As of Financial Year 2022, WonderFi's executive compensation program was administered by the Committee, and then consisted of three directors, being Asha Daniere, Ameer Rosic and Stephanie Li, of which Asha Daniere, Ameer Rosic and Stephanie Li were independent directors within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110"). Asha Daniere, Ameer Rosic and Stephanie Li possessed the necessary experience and education and were familiar with compensation practices in the crypto and blockchain industries, providing the WonderFi Board with an understanding of compensation matters relevant to WonderFi.

  Ms. Li has more than 15 years of finance experience to the Committee with a particular specialty in high-growth environments. Stephanie has extensive experience in leadership, strategic planning, financial reporting, budgeting, internal controls, governance and risk management, audit, tax, and capital markets.

  Ms. Daniere is a strategic and legal advisor to companies in the media and technology industries. Previously, she was Executive Vice-President, Legal and Business Affairs at Blue Ant Media, a multi-platform media company. Ms. Daniere was the Senior Vice President and General Counsel at Score Media Inc., formerly a publicly traded sports media company.

  Mr. Rosic is a technology founder and venture builder and investor with years of experience in leading technology-centric companies through development, financing and commercialization. He has been an active founder, executive and participant in fintech, blockchain and Crypto Assets since 2016.

The purposes of the Committee in connection with the executive compensation program are as follows:

a) to review and approve corporate goals and objectives relevant to executive officer and director performance and evaluate performance to determine compensation;

b) to make recommendations to the WonderFi Board regarding compensation including incentive and equity-based compensation plans; and

c) to review director and executive officer compensation disclosure prior to its public disclosure;

Subject to the powers and duties of the WonderFi Board, the Committee performs the followings duties:

a) Recommending to the WonderFi Board:

I. the amount and form of compensation to award to directors, the chairperson of the WonderFi Board and the chair of each committee;

II. proposals for the compensation of executive officers and management, including salary, bonus, options, perquisites, retirement allowances and all other forms of proposed compensation;

III. proposals for all incentive and equity-based compensation plans and all proposed grants of securities under such plans, and determine whether security holder approval should be obtained;

IV. the approval of agreements relating to employment, consulting and management to be entered into by WonderFi and senior management;

V. employee benefit and retirement plans; and

b) with respect to the CEO:

I. reviewing and approving goals and objectives relevant to the CEO's compensation;

II. evaluating the CEO's performance with respect to those goals and objectives; and

III. determining the CEO's compensation (in both amount and form).

Use of Independent Compensation Consultants

In December 2022, the Committee engaged Global Governance Advisors ("GGA") to provide a benchmarking review of the current compensation of certain members of executive management (including the CEO and the CFO) and the members of the WonderFi Board.

Executive Compensation-Related Fees

In 2022, WonderFi paid GGA a total of $18,605.79 for its services as set out herein.

SUMMARY COMPENSATION TABLES

Named Executive Officer Compensation

The following table sets forth information with respect to the compensation of each Named Executive Officer of WonderFi during Financial Year 2022:

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)(19)	Option- Based Awards ($)(18)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Dean Skurka, Interim CEO and Director (1)	2022	51,400(2)	-	-	-	-	-	-	201,400
	2021	-	-	-	-	-	-	-	-
John Rim, CFO (3)	2022	221,667	922,000	706,500	-	-	-	100,000(4)	1,950,167(20) (21)
	2021	-	-	-	-	-	-	-	-
Dean Sutton, Chief Strategy Officer ("CSO") and Director (5)	2022	175,815	294,000	862,280	-	-	-	160,000	1,492,495(6) (21)
	2021	36,185	525,000	-	-	-	-	-	561,185(7)(20)
Steven Krause, CFO(7)	2022	10,950	78,600	-	-	-	-	10,000	99,550(8)
	2021	16,250	-	143,955	-	-	-	-	160,205(9)(20)
Karia (formerly Ben) Samaroo, Director(9)	2022	275,288 (10)	1,099,400	2,588,040		-	-	-	4,113,088(11)(20)
	2021	45,250	630,000	955,520	-	-	-	126,000	1,756,770(11) (20)
	2020	-	-	-	-	-	-	-	-
Adam Garetson, CLO and General Counsel (12)	2022	181,891	336,200	270,810	-	-	-	-	788,901(13)(20)
	2021	-	-	-	-	-	-	-	-
Cong Ly, CTO (14)	2022	233,046(15)	382,500	862,680	-	-	-	-	1,478,226(20)
	2021	35,000	367,500	-	-	-	-	73,500	476,000(16)(20)
	2020	-	-	-	-	-	-	-	-
Torstein Braaten, CCO (17)	2022	178,365	-	11,318	-	-	-	82,500	272,183(20)
	2021	-	-	-	-	-	-	-	-

Notes:

(1) Mr. Skurka was appointed October 24, 2022, and reflects compensation earned since his appointment.

(2) This amount was paid to Mr. Skurka solely for his services as CEO.

(3) John Rim was appointed on February 22, 2022, and reflects compensation earned since his appointment.

(4) This amount was paid to John Rim as a signing bonus for joining WonderFi.

(5) On September 12, 2022, Mr. Sutton resigned from the WonderFi Board and his position with WonderFi was subsequently terminated.

(6) None of Mr. Sutton's options were exercised. In 2021, Mr. Sutton had RSUs with a fair value of $262,500 vest. In 2022, he had RSUs with a fair value of $19,650 vest. After Mr. Sutton's resignation, the entirety of his options, and RSUs with a fair value of $507,500 were returned to WonderFi's treasury.

(7) Mr. Krause resigned on February 22, 2022 and was replaced by Mr. Rim.

(8) In 2022, Mr. Krause had RSUs with a fair value of $19,650 vest. After Mr. Krause's resignation, the entirety of his options, and RSUs with a fair value of $58,950 were returned to WonderFi's treasury.

(9) Mr. Samaroo was appointed August 29, 2021, and reflects compensation earned since his appointment.

(10) This amount was paid to Mr. Samaroo solely for his services as CEO. Mr. Samaroo resigned on October 24, 2022 and was replaced by Mr. Skurka as Interim CEO.

(11) None of Mr. Samaroo's options were exercised. In 2021, Mr. Samaroos had RSUs with a fair value of $315,000 vest. In 2022, he had RSUs with a fair value of $274,850 vest. After Mr. Samaroo's resignation, the entirety of his options, and RSUs with a fair value of $1,139,550 were returned to WonderFi's treasury.

(12) Mr. Garetson was appointed April 11, 2022, and reflects compensation earned since his appointment.

(13) Mr. Garetson had RSUs with a fair value of $88,983 vest in 2022.

(14) Mr. Ly was appointed August 29, 2021, and reflects compensation earned since his appointment.

(15) This amount was paid to Mr. Ly solely for his services as Chief Technology Officer ("CTO").

(16) Mr. Ly had RSUs with a fair value of $36,750 vest in 2021.

(17) Mr. Braaten was appointed on May 23, 2022, and reflects compensation earned since his appointment.

(18) WonderFi used the Black-Scholes pricing model as the methodology to calculate the grant date fair value for share based and option- based awards, and relied on the following the key assumptions and estimates for each calculation: (i) risk free interest rate of 2.59%; (ii) expected dividend yield of 0%; and (iii) expected volatility of 139%. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

(19) WonderFi generally issues share-based and option based awards on a multi-year basis. The figure below is primarily comprised of awards with vesting terms in excess of one year.

(20) This amount contains multi-year share or option-based awards. Any unexercised options or unvested RSUs at the termination of an person's contract, pursuant to the WonderFi Incentive Plan, are returned to WonderFi's treasury. For this reason, these figures may not provide an accurate representation of compensation in a given year. See the table below entitled, "Incentive Plan Awards - Value Vested or Earned During the Financial Year Ended December 31, 2022".

(21) In 2022, Mr. Rim had RSUs with a fair value of $262,000 vest. After Mr. Rim's resignation, the entirety of his options, and RSUs with a fair value of $660,000 were returned to WonderFi's treasury.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all the option-based and share-based awards outstanding as at December 31, 2022 for Financial Year 2022, for each NEO:

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
Karia Samaroo, Director	400,000 1,200,000	2.45 2.45	January 25, 2023 January 25, 2023	-	-	-	-
Dean Skurka, Interim CEO and Director	-	-	-	-	-	-	-
Cong Ly, CTO	400,000	2.45	January 16, 2027	-	350,000 RSUs	486,500	-
John Rim, CFO	150,000	1.05	August 5, 2026	-	750,000	-	-
Dean Sutton, Chief Strategy Officer ("CSO") and Director	-	-	-	-	-	-	-
Steven Krause, CFO	-	-	-	-	-	-	-
Adam Garetson Chief Legal Officer, General Counsel and Corporate Secretary	510,000	0.57	May 17, 2027	-	474,167	247,217	-
Torstein Braaten Chief Compliance Officer	388,212 300,000 75,000	1.02 0.22 0.02	March 31, 2024 May 17, 2027 December 13, 2022	-	250,000	147,500	-

Incentive Plan Awards - Value Vested or Earned During the Financial Year Ended December 31, 2022

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Karia Samaroo, Director	978,850	589,850	-
Dean Skurka, Director and Interim CEO	-	-	-
John Rim, Chief Financial Officer	176,625	262,000	100,000
Cong Ly, Chief Technology Officer	215,670	216,946	-
Steven Krause, Chief Financial Officer	38,446	19,650	-
Dean Sutton, Chief Strategy Officer and Director	215,670	257,350	-
Adam Garetson, Chief Legal Officer, General Counsel, Corporate Secretary	45,136	61,950	-
Torstein Braaten, Chief Compliance Officer	251,172	29,500	-

Pension Plan Benefits

As at December 31, 2022, WonderFi did not have a formal pension plan or any other plan that provides payment or benefits at, following or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

For Financial Year 2022, WonderFi's employment agreements with each of Dean Skurka (Interim-Chief Executive Officer and Director) (the "Skurka Employment Agreement"), Cong Ly (Chief Technology Officer) (the "Ly Employment Agreement"), Adam Garetson (Chief Legal Officer, General Counsel, Corporate Secretary (the "Garetson Employment Agreement"), Torstein Braaten (Chief Compliance Officer (the "Braaten Employment Agreement"), and John Rim (Chief Financial Officer) (the "Rim Employment Agreement", together with the Skurka Employment Agreement, the Garetson Employment Agreement, the Braaten Employment Agreement and the Ly Employment Agreement, the "Employment Agreements") contained provisions that provide for payments at, following, or in connection with any termination, resignation, retirement, a change of control of WonderFi, or a change in a NEOs responsibilities.

Other than the Employment Agreements, there were no other agreements for Financial Year 2022 that contained provisions that provide for payments at following, or in connection with any termination, resignation, retirement, a change of control or WonderFi, or a change in a NEOs responsibilities.

For the purposes of the Employment Agreements, a "change of control" means the occurrence of any of the following events:

(i) an acquisition, directly or indirectly, of more than 50% of the issued and outstanding voting securities of WonderFi (including securities of WonderFi on which conversion will become voting securities) by any person or group of persons acting in concert;

(ii) a merger, amalgamation or other business combination of WonderFi with or into another entity, or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately thereafter are owned by persons who were not security holders of WonderFi immediately prior to such merger, amalgamation, business combination or reorganization; and

(iii) the exercise of the voting power of any of all securities of WonderFi so as to cause or result in the election of a majority of members of the WonderFi Board who were not previously incumbent.

For the purposes of the Employment Agreements, "good reason" means: (i) a material reduction in the executive officer's duties, responsibilities or authority; or (ii) a material reduction to the base salary the executive officer was receiving immediately prior to the change of control.

Each of the Employment Agreements may be terminated by the NEO at any time by providing four weeks' notice. Upon termination for cause or on resignation by the NEO, any option, RSU, PSU, DSU or other award held by the NEO that has not been exercised, surrendered or settled as of the termination date of the participant, as defined and determined in accordance with the WonderFi Incentive Plan (the "Termination Date") shall be immediately forfeited and cancelled as of the Termination Date.

In the event that any of the Employment Agreements are terminated without just cause, WonderFi must provide that NEO with: (a) any accrued wages (including vacation pay and outstanding expense reimbursements, and vacation pay on the minimum statutory notice period required by the British Columbia Employment Standards Act (the "ESA"), and (b) the greater of (i) six months' written notice, payment in lieu thereof, or a combination of written notice and payment in lieu thereof, plus one additional months' notice and payment in lieu of such notice for each completed year of service up to a maximum of twelve months' notice, or (ii) the minimum written notice of termination, payment in lieu of such notice, or a combination of written notice and payment in lieu thereof, required by the ESA. Any payment made by WonderFi in lieu of notice will be calculated using that NEO's base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA).

In accordance with the terms of the WonderFi Incentive Plan, any Award granted to the NEO pursuant to their Employment Agreement are treated as follows upon termination without just cause:

(i) A portion of any unvested Award shall immediately vest, such portion to be equal to the number of unvested options, RSUs, PSUs, DSUs or other awards held by the NEO as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested options, RSUs, PSUs, DSUs or other awards were originally scheduled to vest. Any vested options may be exercised by the NEO at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the date that is 90 days after the Termination Date.

(ii) If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option, such award will be settled within 90 days after the Termination Date.

In the event that any of the Employment Agreements are terminated for just cause, that NEO will only be entitled to any accrued unpaid wages and vacation pay calculated in accordance with the requirements of the ESA. Pursuant to the WonderFi Incentive Plan, any Award held by the NEO that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date.

For one year following any change of control, in the event of termination without just cause, or if the NEO resigns for good reason (in accordance with the procedures outlined in their respective Employment Agreement), that NEO is entitled to receive payment in lieu of notice equal to eighteen months of his or her base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). In order to receive his or her full entitlement to severance pay upon termination without just cause or resignation for good reason, the NEO must execute a full and final general release in favour of WonderFi, otherwise he or she will only receive the minimum statutory entitlement pursuant to the ESA.

In accordance with the terms of the WonderFi Incentive Plan, any Award granted to the NEO pursuant to their Employment Agreement are treated as follows upon a change of control:

(i) any unvested Awards held by the participant at Termination Date shall immediately vest; and

(ii) any vested Awards may be exercised, surrendered to WonderFi, or settled by the NEO at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

Pursuant to each of their respective Employment Agreements, upon termination, if requested by WonderFi, the NEO will immediately resign any directorship or office held in WonderFi or any parent, subsidiary or affiliated company of Company.

Estimated Incremental Payments

The estimated amounts payable under various termination scenarios are outlined in the table below, which estimates assume: (i) a termination date of December, 31 2022 for Financial Year 2022.

Name	Termination by executive	Termination with just cause	Termination without just cause	Change of Control with Termination
Karia Samaroo, Director(1)	-	-	-	-
Dean Skurka, Interim CEO and Director	-	-	$233,333	$420,000
John Rim, Chief Financial Officer(2)	-	-	-	-
Cong Ly, CTO	-	-	$130,000	$252,000
Adam Garetson, General Counsel, Chief Legal Officer, Corporate Secretary	-	-	$125,000	$375,000
Torstein Braaten, Chief Compliance Officer	-	-	$87,500	-

Notes:

(1) Karia Samaroo resigned from his position as Chief Executive Officer on October 24, 2022.

(2) John Rim resigned from his position as Chief Financial Officer on February 8, 2023.

DIRECTOR COMPENSATION

The following table sets forth all amounts of compensation provided to the directors (or former directors, as applicable) of WonderFi (who are not also a NEO) during the financial year ended December 31, 2022 for Financial Year 2022.

Director Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($) (5)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Asha Daniere(1) (former director)	- 12,717	-	-	-	-	-	- 12,717
Stephanie Li(1) (former director)	42,000	-	61,740 (4)	-	-	-	103,740
Ameer Rosic(1)(6)	-	-	-	100,890	-	-	100,890
Andrei Poliakov(1) (former director)	- 14,000	-	-	-	-	-	- 14,000
Dean Sutton (former director)(2)	-	572,241	565,150	-	-	-	1,137,391
Bill Koutsouras (former director)(3)	-	-	534,739	-	-	-	534,739
Sean Clark (former director)(3)	-	21,965	28,635	-	-	-	50,600

Notes:

(1) Ameer Rosic, Asha Daniere, Andrei Poliakov and Stephanie Li were appointed as director on September 12, 2022. Asha Daniere and Stephanie Li resigned as directors effective May 9, 2023. Andrei Poliakov resigned as a director effective May 12, 2023.

(2) Dean Sutton was appointed as a director on August 30, 2021. Mr. Sutton resigned as a director on September 12, 2022.

(3) 90,000 options were issued to Stephanie Li on August 30, 2021 and expire on August 30, 2026. Each of these options are exercisable for one WonderFi Share at a price of $1.50 per share. 100,000 options were issued to Stephanie Li on January 16, 2022 and expire on January 16, 2027. Each of these options are exercisable for one WonderFi Share at a price of $2.45 per share.

(4) WonderFi used the Black-Scholes pricing model as the methodology to calculate the grant date fair value for share based and option-based awards, and relied on the following the key assumptions and estimates for each calculation: (i) risk free interest rate of 2.59%; (ii) expected dividend yield of 0%; and (iii) expected volatility of 139%. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

(5) This amount contains multi-year share or option-based awards.

(6) 190,000 WonderFi Options were issued to Ameer on May 17, 2022 and expire on May 17, 2027. Each of these WonderFi Options are exercisable for one WonderFi Share at a price of $0.57 per share.

OTHER COMPENSATION

Other than as set forth herein, WonderFi did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during Financial Year 2022 other than benefits and perquisites which did not amount to $10,000 or greater per individual.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of December 31, 2022:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	15,813,010	$1.00	5,650,775(1)
Equity compensation plans not approved by securityholders	-	-	-
TOTAL	15,813,010	$1.00	5,650,775

Notes:

(1) Represents the number of WonderFi Shares available for issuance under the WonderFi Incentive Plan, which reserves a number of WonderFi Shares for issuance, pursuant to the exercise of Options, that is equal to 10% of the issued and outstanding WonderFi Shares from time to time.

WonderFi Incentive Plan

WonderFi adopted an incentive stock option plan on June 23, 2021, as amended July 28, 2022, and the WonderFi Incentive Plan is WonderFi's only equity compensation plan. The WonderFi Incentive Plan is a "rolling" stock option plan, under which 10% of the outstanding WonderFi Shares at any given time are available for issuance thereunder. The purpose of the WonderFi Incentive Plan is to promote the profitability and growth of WonderFi by facilitating the efforts of WonderFi and its subsidiaries to attract and retain directors, senior officers, employees and consultants. The WonderFi Incentive Plan provides an incentive for and encourages ownership of the WonderFi Shares by such persons to induce them to make a maximum contribution to WonderFi's success and to benefit from increases in the value of the WonderFi Shares.

The WonderFi Incentive Plan was amended to conform with TSX requirements and modified matters requiring shareholder approval at the annual meeting of shareholders of the Company held on September 12, 2022. The WonderFi Incentive Plan can be found on SEDAR at www.sedar.com.

The following information is intended to be a brief description and summary of the material features of the WonderFi Incentive Plan:

Shares Subject to the WonderFi Incentive Plan

The WonderFi Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of the WonderFi Shares), provides that the aggregate maximum number of WonderFi Shares that may be issued upon the exercise or settlement of awards granted under the WonderFi Incentive Plan shall not exceed 10% of the issued and outstanding WonderFi Shares from time to time, such number being 241,963,755 WonderFi Shares as of the date of this Information Circular. WonderFi may complete additional financings which, if completed in whole or in part, will result in the total number of WonderFi Shares issued and outstanding to increase. Should such financing(s) materialize and the number of issued and outstanding WonderFi Shares increase, the WonderFi Incentive Plan shall still limit the aggregate maximum number of WonderFi Shares that may be issued upon the exercise or settlement of awards at 10% of the issued and outstanding WonderFi Shares.

The WonderFi Incentive Plan is considered an "evergreen" plan, since the WonderFi Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the WonderFi Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding WonderFi Shares increases.

Insider and Related Persons Participation Limit

The WonderFi Incentive Plan also provides that the aggregate number of WonderFi Shares (a) issuable to insiders at any time (under all of WonderFi's security-based compensation arrangements) cannot exceed 10% of the issued and outstanding WonderFi Shares and (b) issued to insiders within any one-year period (under all of WonderFi's security-based compensation arrangements) cannot exceed 10% of the issued and outstanding WonderFi Shares.

The WonderFi Incentive Plan also provides that the aggregate number of WonderFi Shares (a) issuable to related persons at any time (under all of WonderFi's security-based compensation arrangements) cannot exceed 10% of the issued and outstanding WonderFi Shares and (b) issued to related persons within any one-year period (under all of WonderFi's security-based compensation arrangements) cannot exceed 10% of the issued and outstanding WonderFi Shares. The total number of WonderFi Shares which may be issued or issuable to any one related person and the associates of the related person under the WonderFi Incentive Plan and all other security-based compensation arrangements within any one-year period shall not exceed 5% of the WonderFi Shares then outstanding.

So long as the WonderFi Shares are listed on the TSX, the aggregate number of WonderFi Shares issued or issuable to persons providing investor relations activities as compensation within a one-year period, shall not exceed 1% of the total number of WonderFi Shares then outstanding.

Furthermore, the WonderFi Incentive Plan provides that (i) WonderFi shall not make grants of awards to directors if, after giving effect to such grants of awards, the aggregate number of WonderFi Shares issuable to directors, at the time of such grant, under all of WonderFi's security based compensation arrangements would exceed 1% of the issued and outstanding WonderFi Shares on a non-diluted basis, and (ii) within any one financial year of WonderFi, (a) the aggregate fair value on the date of grant of all options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the options) granted to any one non-employee director under all of WonderFi's security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non-employee director upon such non-employee director joining the WonderFi Board.

Any WonderFi Shares issued by WonderFi through the assumption or substitution of outstanding options or other equity-based awards from an acquired company shall not reduce the number of WonderFi Shares available for issuance pursuant to the exercise of awards granted under the WonderFi Incentive Plan.

Administration of the WonderFi Incentive Plan

The "Plan Administrator" is determined by the WonderFi Board. The WonderFi Incentive Plan may in the future continue to be administered by the WonderFi Board itself or delegated to a committee of the WonderFi Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the WonderFi Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to WonderFi, the number of WonderFi Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the WonderFi Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the WonderFi Incentive Plan and may adopt guidelines and other rules and regulations relating to the WonderFi Incentive Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the WonderFi Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the WonderFi Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the WonderFi Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of options, restricted share units, performance share units and deferred share units may be made under the WonderFi Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the WonderFi Incentive Plan and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the WonderFi Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or WonderFi Shares issued pursuant to awards.

Options

An option entitles a holder thereof to purchase a prescribed number of treasury WonderFi Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each option is granted, which exercise price must in all cases be the volume weighted average trading price of WonderFi Shares on the primary exchange on which the WonderFi Shares are then listed for the five trading days immediately preceding the date of grant calculated by dividing the total value by the total volume of WonderFi Shares traded for the relevant period (the "Market Price"); provided that, for so long as the WonderFi Shares are listed and posted for trading on the on the primary exchange on which the WonderFi Shares are then listed, the Market Price shall not be less than the market price, as calculated under the policies of the on the primary exchange on which the WonderFi Shares are then listed; and provided, further, that with respect to an award made to a U.S. taxpayer such participant, the class of shares and the number of shares subject to such award shall be identified by the Plan Administrator prior to the start of the applicable five trading day period. In the event that such WonderFi Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such WonderFi Shares as determined by the WonderFi Board in its sole discretion and, with respect to an award made to a U.S. taxpayer, in accordance with Section 409A of the United States Internal Revenue Code of 1986 (the "Code").

Subject to any accelerated termination as set forth in the WonderFi Incentive Plan, each option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of options. Once an option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator or as otherwise set forth in any written employment agreement, award agreement or other written agreement between WonderFi or a subsidiary of WonderFi and the participant. The Plan Administrator has the right to accelerate the date upon which any option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that option is subject to restrictions, in addition to those specified in the WonderFi Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. Subject to the policies of any stock exchange on which the WonderFi Shares are listed, a participant may, in lieu of exercising an option pursuant to an exercise notice, elect to surrender such option to WonderFi (a "Cashless Exercise") in consideration for an amount from WonderFi equal to (i) the Market Price of the WonderFi Shares issuable on the exercise of such option (or portion thereof) as of the date such option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the option (or portion thereof) surrendered relating to such WonderFi Shares (the "In-the-Money Amount") by written notice to WonderFi indicating the number of options such participant wishes to exercise using the Cashless Exercise, and such other information that WonderFi may require. Subject to the provisions of the WonderFi Incentive Plan and the policies of any stock exchange on which the WonderFi Shares are listed, WonderFi will satisfy payment of the In-the-Money Amount by delivering to the participant such number of WonderFi Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A restricted share unit is a unit equivalent in value to a WonderFi Share credited by means of a bookkeeping entry in the books of WonderFi which entitles the holder to receive one WonderFi Share (or the value thereof) for each restricted share unit after a specified vesting period (an "RSU"). The Plan Administrator may, from time to time, subject to the provisions of the WonderFi Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "RSU Service Year").

The number of RSUs (including fractional RSUs) granted at any particular time under the WonderFi Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the Code, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable WonderFi Share in respect of each vested RSU, (b) a cash payment or (c) a combination of WonderFi Shares and cash. Any such cash payments made by WonderFi shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per WonderFi Share as at the settlement date. Subject to the provisions of the WonderFi Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no WonderFi Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A performance share unit is a unit equivalent in value to a WonderFi Share credited by means of a bookkeeping entry in the books of WonderFi, which entitles the holder to receive one WonderFi Share (or the value thereof) for each performance share unit after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied (a "PSU"). The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant's service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the WonderFi Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "PSU Service Year").

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable WonderFi Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of WonderFi Shares and cash. Any such cash payments made by WonderFi to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per WonderFi Share as at the settlement date. Subject to the provisions of the WonderFi Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no WonderFi Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A deferred share unit is a unit equivalent in value to a WonderFi Share credited by means of a bookkeeping entry in the books of WonderFi which entitles the holder to receive one WonderFi Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each deferred share unit on a future date (a "DSU"). The WonderFi Board may fix from time to time a portion of the total compensation (including annual retainer) paid by WonderFi to a director in a calendar year for service on the WonderFi Board (the "Director Fees") that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the WonderFi Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a WonderFi Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable WonderFi Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the WonderFi Incentive Plan by WonderFi to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per WonderFi Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on WonderFi Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per WonderFi Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Share Based Awards

The Plan Administrator may grant other types of equity-based or equity-related awards not otherwise described by the terms of the WonderFi Incentive Plan (including the grant or offer for sale of unrestricted WonderFi Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such awards may involve the transfer of actual WonderFi Share to participants, or payment in cash or otherwise of amounts based on the value WonderFi Shares. The grant of any other types of equity-based or equity related awards not otherwise described more specifically in the summary of the WonderFi Incentive Plan is subject to the prior approval of the TSX.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of WonderFi exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the WonderFi Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of WonderFi. All awards must vest and settle in accordance with the provisions of the WonderFi Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the WonderFi Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant's applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause/Resignation

Any option, RSU, PSU, DSU or other award held by the participant that has not been exercised, surrendered or settled as of the termination date of the participant, as defined and determined in accordance with the WonderFi Incentive Plan (the "Termination Date") shall be immediately forfeited and cancelled as of the Termination Date.

Termination without Cause

A portion of any unvested options, RSUs, PSUs, DSUs or other awards shall immediately vest, such portion to be equal to the number of unvested options, RSUs, PSUs, DSUs or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested options, RSUs, PSUs, DSUs or other awards were originally scheduled to vest. Any vested options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the date that is 90 days after the Termination Date. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option, such award will be settled within 90 days after the Termination Date.

In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the participant's DSU Election Notice (as such term is defined in the WonderFi Incentive Plan), and PSUs will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs.

Disability

Any award that has not vested as of the date of the Termination Date shall vest on such date. Any vested option may be exercised at any time until the expiry date of such option. Any vested award other than an option, that is held by a participant that is not a U.S. taxpayer, will be settled within 90 days after the Termination Date. In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the Participant's DSU Election Notice, and PSUs that become vested will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs.

Event	Provisions
Death

Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested option may be exercised by the participant's beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such option, and (b) the first anniversary of the date of the death of such participant. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of an award other than an option, that is held by a participant that is not a U.S. taxpayer, such award will be settled with the participant's beneficiary or legal representative (as applicable) within 90 days after the date of the participant's death.

In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the date of death, vested DSUs will be settled in accordance with the participant's DSU Election Notice, and PSUs will be settled within 90 days after the date of death, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the death occurs.

Retirement

Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of WonderFi or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of performance goals that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such performance goals. Any vested option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the third anniversary of the participant's date of retirement. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option that is described in (i), such award will be settled within 90 days after the participant's retirement. In the case of a vested award other than an option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with WonderFi or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the "Commencement Date") employment, consulting or acting as a director of WonderFi or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with WonderFi or any of its subsidiaries, any option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the WonderFi Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between WonderFi or a subsidiary of WonderFi and a participant:

(a) If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant's employment, consultancy or directorship is terminated by WonderFi or a subsidiary of WonderFi without cause, without any action by the Plan Administrator:

(i) any unvested awards held by the participant at Termination Date shall immediately vest; and

(ii) any vested awards may be exercised, surrendered to WonderFi, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b) Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the WonderFi Shares will cease trading on the primary exchange on which the WonderFi Shares are then listed, WonderFi may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the WonderFi Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each award equal to the fair market value of the award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a "Change in Control", for the purposes of the WonderFi Incentive Plan, includes (i) any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect "beneficial ownership" (as defined in National Instrument 62-104 - Take-over Bids and Issuer Bids of the Canadian Securities Administrators) of, or acquires the right to exercise control or direction over, securities of WonderFi representing more than 50% of the then issued and outstanding voting securities of WonderFi, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of WonderFi with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; (ii) the sale, assignment or other transfer of all or substantially all of the consolidated assets of WonderFi to a Person other than a subsidiary of WonderFi; (iii) the dissolution or liquidation of WonderFi, other than in connection with the distribution of assets of WonderFi to one (1) or more Persons which were Affiliates of WonderFi prior to such event; (iv) the occurrence of a transaction requiring approval of WonderFi's shareholders whereby WonderFi is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of WonderFi); (v) individuals who comprise the WonderFi Board as of the date hereof (the "Incumbent Board") for any reason cease to constitute at least a majority of the members of the WonderFi Board, unless the election, or nomination for election by WonderFi's shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the WonderFi Board determines to constitute a Change in Control of WonderFi.

Provided that, notwithstanding clauses (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clauses (i), (ii), (iii) or (iv) above: (A) the holders of securities of WonderFi that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of WonderFi hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of WonderFi in a transaction contemplated in clause (ii) above) (the "Surviving Entity") that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees ("voting power") of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the "Parent Entity") that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a "Non-Qualifying Transaction" and, following the Non-Qualifying Transaction, references in this definition of "Change in Control" to WonderFi shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the "WonderFi Board" shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any award that constitutes "deferred compensation" (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any participant who is a U.S. taxpayer unless the transaction qualifies as "a change in control event" within the meaning of Section 409A of the Code.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant's death.

Amendments to the WonderFi Incentive Plan

Subject to the limitations set out in the WonderFi Incentive Plan, a majority of the members of the WonderFi Board, other than directors that would receive, or would be eligible to receive, a material benefit resulting from the amendment, may also from time to time, without notice and without approval of the holders of WonderFi Shares, amend, modify, change, suspend or terminate the WonderFi Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the WonderFi Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the WonderFi Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the Code, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of any applicable stock exchange, the approval of shareholders is required to effect any of the following amendments to the WonderFi Incentive Plan:

(a) increasing the maximum number of WonderFi Shares issuable where, following the increase, the total number of WonderFi Shares issuable under the WonderFi Incentive Plan is equal to or greater than 10% of the securities of WonderFi (calculated on a non-diluted basis) outstanding as of the date the WonderFi Incentive Plan was last approved by holders of WonderFi Shares;

(b) re-pricing of an award benefiting a related person of WonderFi;

(c) an extension of the term of an award benefiting a related person of WonderFi;

(d) an extension of the term of an award, where the exercise price is lower than the Market Price;

(e) any amendment to remove or to exceed the limits set out in the WonderFi Incentive Plan on awards available to related persons of WonderFi;

(f) amendments to an amending provision within the WonderFi Incentive Plan;

(g) increasing or removing the 10% limits on WonderFi Shares issuable or issued to insiders;

(h) reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the WonderFi Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting WonderFi or its capital;

(i) extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(j) permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(k) increasing or removing the limits on the participation of non-employee directors;

(l) any amendment to an entitlement to an individual award;

(m) permitting awards to be transferred to a person;

(n) changing the eligible participants;

(o) propose to amend any material term of the WonderFi Incentive Plan, such proposed amendment having first received the approval of a majority of the WonderFi Board; or

(p) deleting or otherwise limiting the amendments that require approval of the shareholders.

Except for the items listed above, amendments to the WonderFi Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of WonderFi for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this Information Circular or "routine indebtedness" as defined in Form 51-102F5 of National Instrument 51-102 - Continuous Disclosure Obligations none of: (a) the individuals who are, or at any time since the beginning of the last financial year of WonderFi were, a director or executive officer of WonderFi; (b) the proposed nominees for election as a director of WonderFi; or (c) any associates of the foregoing persons, is, or at any time since the beginning of the most recently completed financial year has been, indebted to WonderFi or any subsidiary of WonderFi, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by WonderFi or any subsidiary of WonderFi.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means: (a) a director or officer; (b) a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of WonderFi; (c) any person or company who beneficially owns, directly or indirectly, voting securities of WonderFi or who exercises control or direction over voting securities of WonderFi or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of WonderFi, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) WonderFi itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to WonderFi's financial statements for the financial year ended December 31, 2022 none of the Informed Persons of WonderFi, the proposed nominees for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of WonderFi's most recently completed financial year or in a proposed transaction which has materially affected or would materially affect WonderFi or any subsidiary of WonderFi.

INTEREST OF CERTAIN PERSONS IN THE WONDERFI AGM RESOLUTIONS

WonderFi is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the WonderFi Meeting in respect of the WonderFi AGM Resolutions other than the election of directors: (a) each person who has been a director or executive officer of WonderFi at any time since the beginning of WonderFi's last financial year; (b) each proposed nominee for election as a director of WonderFi; and (c) each associate or affiliate of any of the foregoing.

OTHER MATTERS

It is not known whether any other matters will come before the WonderFi Meeting other than the WonderFi AGM  Resolutions and the WonderFi Transaction Resolution, but if any other matters do arise, the persons named in the WonderFi form of proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of the WonderFi Meeting and other matters which may properly come before the WonderFi Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information is available on SEDAR (www.sedar.com) under WonderFi's issuer profile, including financial information provided in WonderFi's financial statements and management's discussion and analysis. The audited financial statements for the year ending December 31, 2022 together with the auditor's report thereon will be presented at the WonderFi Meeting. Copies of WonderFi's financial statements and management discussion  and analysis can be requested from WonderFi upon request at Suite 250, 780 Beatty Street, Vancouver, British Columbia, V6B 2M1.

APPENDIX "A"

CORPORATE GOVERNANCE DISCLOSURE OF WONDERFI

FORM 58-101F1 - CORPORATE GOVERNANCE DISCLOSURE (FORM 58-101F1)

All capitalized terms used in this Appendix "A" - Corporate Governance Disclosure of WonderFi have the meanings set forth herein and, unless the context otherwise requires, should not be interpreted with reference to the "Glossary" in the Information Circular.

General

Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the WonderFi Shareholders. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management. The WonderFi Board is committed to sound corporate governance practices, as such practices are both in the interests of WonderFi Shareholders and help to contribute to effective and efficient decision-making.

The WonderFi Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The CSA have adopted National Policy 58-201 - Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for non-venture reporting issuers such as WonderFi. In this regard, WonderFi is required to include in the Information Circular the disclosure required by Form 58-101F1 - Corporate Governance Disclosure (Form 58-101F1). This Appendix "A" sets out WonderFi's approach to corporate governance and addresses WonderFi's compliance with NI 58-101.

Item 1: Board of Directors

The WonderFi Board supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

The WonderFi Board currently has six members. Each director is elected annually by the shareholders and serves for a term that will end at WonderFi's next annual meeting. For the upcoming year, the WonderFi Board believes that five (5) directors are a sufficient number to ensure that the WonderFi Board will be comprised of directors with a broad range of experience and expertise and will be able to function independently of management.

A material relationship is a relationship which could, in the view of the WonderFi Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

The following table summarizes the composition of the WonderFi Board and committees and the attendance at each meeting:

Board Members	Year Appointed	Independent	Audit Committee	Compensation, Nomination and Governance Committee	Number of meetings attended in 2022
Karia Samaroo(2)(3)	2021				8
Stephanie Li(9) (Former Director)	2021				13

Board Members	Year Appointed	Independent	Audit Committee	Compensation, Nomination and Governance Committee	Number of meetings attended in 2022
Ameer Rosic(2)(5)	2022	X	X	X	10
Andrei Poliakov (Former Director)	2022				4
Asha Daniere(9) (Former Director)	2022				6
Dean Skurka(1)(2)	2022				8
Jordan Fiksenbaum(2)	2023	X	X	X	N/A(6)
Christopher Marsh(1)(2)(4)(8)	2023	X	X	X	N/A(6)
Robert Halpern(1)(8)	Proposed
Michael Wekerle(1)	Proposed
Jason Theofilos(1)(8)	Proposed
Nicholas Thadaney(1)(7)	Proposed
Wendy Rudd(1)(7)	Proposed
Justin Hartzman(1)	Proposed
G. Scott Paterson(1)(7)	Proposed

Notes:

(1) Proposed directors assuming completion of the Transaction.

(2) Proposed directors assuming the Transaction is not approved by WonderFi Shareholders.

(3) Current Chair of the WonderFi Board.

(4) Current Chair of the Audit Committee.

(5) Current Chair of the Compensation, Nomination and Governance Committee.

(6) Mr. Fiksenbaum and Mr. Marsh were appointed as directors to the WonderFi Board on May 9, 2023.

(7) Proposed member of the Audit Committee upon completion of the Transaction.

(8) Proposed member of the Compensation, Nomination and Governance Committee upon completion of the Transaction.

(9) Asha Daniere and Stephanie Li resigned from the WonderFi Board effective May 9, 2023. Until their resignation, Ms. Daniere and Ms. Li were formerly members of the Audit Committee and the Compensation, Nomination and Governance Committee, where Ms. Daniere was formerly Chair of the Audit Committee, and Ms. Li was formerly Chair of the Compensation, Nomination and Governance Committee.

Item 2: Board Mandate

The WonderFi Board approved a board mandate on August 30, 2021 (the "Board Mandate"). The Board Mandate requires that the WonderFi Board meet as required, but at least once a quarter. Depending on the level of activity, the WonderFi Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the WonderFi Board frequently and the WonderFi Board is well informed regarding WonderFi's affairs. The WonderFi Board met eight times in 2022.

The Board Mandate requires that the WonderFi Board be comprised of a majority of "independent" directors. Current WonderFi Board members Ameer Rosic, Jordan Fiksenbaum, and Christopher Marsh are independent directors as defined in NI 58-101 and National Instrument 52-110 - Audit Committees ("NI 52-110") and the TSX Company Manual. Dean Skurka (Interim CEO) and Karia Samaroo are deemed not to be independent directors of WonderFi. As such, the WonderFi Board is currently 60% independent.

If all of the five (5) proposed director nominees are elected to the WonderFi Board, the WonderFi Board will be 60% independent immediately following the WonderFi Meeting.

The Board Mandate requires that the WonderFi Board maintain a supervisory role over management, and requires that the WonderFi Board will shall have specific duties and responsibilities relating to the other duties and responsibilities:

i. Strategic Planning;

ii.  Risk Management;

iii. Financial Planning;

iv. Nomination Matters and Appointment of Officers;

v. Corporate Governance; and

vi. Communications.

The complete text of the Board Mandate is available on WonderFi's corporate website under "Corporate Governance" and is incorporated by reference herein.

The current directors / nominee directors of WonderFi are currently directors of the following other reporting issuers:

Name of Director	Name of Reporting Issuer	Securities Exchange
Christopher Marsh	Desert Gold Ventures Inc. (DAU)	Canadian Venture Exchange
Nicholas Thadaney	Agrinam Acquisition Corp. INX Limited	TSX NEO
Wendy Rudd	Mogo Inc.	TSX, Nasdaq

Item 3: Position Descriptions:

The WonderFi Board has developed written position descriptions for the Chair of the WonderFi Board, Chair of the Audit Committee and Chair of the Compensation, Nomination and Governance Committee. The committee chair position descriptions mandate that the appropriate chairs are responsible for, among other things, providing leadership, preparing the agenda for each meeting, ensuring that timely and relevant information is provided to the committee members and ensuring that an appropriate system is in place to evaluate the performance of the committee as a whole. The Chair of the WonderFi Board's position description mandate that chair is responsible for, among other things, ensure that timely and relevant information is provided to the WonderFi Board as required for the proper performance of their duties, chair all shareholder general meetings and be satisfied that the responsibilities of the WonderFi Board are effectively carried out in compliance with the Board Mandate.

The WonderFi Board has developed written position description the CEO role. The CEO's position description is, at a general level, to develop and recommend to the WonderFi Board a long-term strategy and vision for WonderFi that is consistent with creating shareholder value, to develop and motivate executive officers, and provide overall management to ensure the effectiveness of the leadership team, to serve as WonderFi's chief spokesperson and ensure compliance by WonderFi and its personnel with all applicable laws.

Item 4: Orientation and Continuing Education

WonderFi's Compensation, Nomination and Governance Committee is responsible for ensuring that new directors are provided with an orientation package that includes, among other things, information about the duties and responsibilities of directors, the business and operations of WonderFi, and documents from recent WonderFi Board meetings.

Also included in WonderFi's Nomination, Compensation and Governance mandate, approved by the WonderFi Board on August 30, 2021, is the requirement to co-ordinate an orientation and education program for new recruits to the WonderFi Board and for the development of individual directors on an ongoing basis. The following are key elements of WonderFi's orientation and continuing education program for directors:

a. providing a copy of all relevant policies and mandates of the WonderFi Board and the committees of the WonderFi Board to each director;

b. discussions with the Chairman of the WonderFi Board regarding the role of the WonderFi Board and its committees and the contributions individual directors are expected to make (including the commitment of time and resources expected from the directors); and

c. presentations by key executives of WonderFi on WonderFi's business, its business environment (including the competition), methods of operation, facilities, management and organizational structure.

WonderFi also invited outside providers to present at the WonderFi Board meetings on particular topics of interest to the directors, including applicable law, director duties and valuation of investments and digital assets in the decentralized finance sector.

A copy of Nomination, Compensation and Governance mandate is available on WonderFi's website under the "Corporate Governance".

Item 5: Ethical Business Conduct

The WonderFi Board has adopted a code of conduct (the "Code of Conduct") in light of its continued commitment to honesty and integrity in the conduct of its business. The Code of Conduct applies to directors, officers and employees of WonderFi. A copy of the Code of Conduct is available on WonderFi's website under the "Corporate Governance".

The WonderFi Board monitors compliance with the Code of Conduct by ensuring that all employees have read and understood the Code of Conduct and by charging management with bringing to the WonderFi Board's attention any issues that arise with respect to the Code of Conduct.

In addition, the WonderFi Board has adopted a Whistleblower Policy and process, which allows for anonymous submission of complaints or issues relating to the Code of Conduct or to any accounting or financial improprieties that may arise.

WonderFi also has an Insider Trading & Reporting Policy (the "Insider Trading & Reporting Policy"), that required to be followed by all directors, officers and employees of WonderFi. The Insider Trading & Reporting Policy ensures that material information about WonderFi is communication in a timely, factual and accurate manager, and disseminated in accordance with applicable legal and regulatory requirements. The Insider Trading & Reporting Policy also establishes trading restrictions and blackout periods applicable to WonderFi's directors, executive officers, employees, and certain other persons as described in the Insider Trading & Reporting Policy.

The most recent copies of the Code of Conduct, Whistleblower and Insider Trading & Reporting Policies are available on WonderFi's website under the "Corporate Governance".

Item 6: Nomination of Directors

WonderFi's Compensation, Nomination and Governance Committee has the primary responsibility for identifying prospective WonderFi Board members, to establish criteria for WonderFi Board committee membership, to recommend composition of the WonderFi Board and its committees and, as circumstances arise, assess directors' performance. The Compensation, Nomination and Governance Committee is comprised of three directors, all of whom are independent.

The Compensation, Nomination and Governance Committee coordinates the search for qualified candidates with input from management and other WonderFi Board members, giving careful consideration to the competencies and skills that the WonderFi Board as a whole should possess, taking into consideration the skills and experience of existing WonderFi Board members. Other factors that are considered may include the ability of the individual candidate to contribute to the WonderFi Board on an overall basis, the ability of the individual to contribute sufficient time and resources to the WonderFi Board, as well as the individual's direct experience with public companies in general, digital assets and blockchain companies, in particular. The Compensation, Nomination and Governance Committee will recommend a nominee and seek full WonderFi Board endorsement of the selected candidate.

Shareholders may nominate candidates as directors by providing written notice prior to any annual or special meeting of shareholders for any director nominee to be eligible for election at any annual or special meeting of shareholders. Only persons who are nominated in accordance with the advance notice provision procedures shall be eligible for election as directors of WonderFi. The advance notice provisions in WonderFi's Articles, which contain the full text of the advance notice provisions, can be found on SEDAR at www.sedar.com.

The WonderFi Board has adopted a policy regarding majority voting for the election of directors. Pursuant to the majority voting policy, each director must, subject to the provisions below, be elected by the vote of a majority (50% +1 vote) of the WonderFi Shares voted, represented in person or by proxy, at any meeting for the election of directors other than at contested meetings. Forms of proxy for the election of directors will permit a WonderFi Shareholder to vote in favour of, or to withhold from voting, separately for each director nominee. The Chair of the WonderFi Board will ensure that the number of WonderFi Shares voted in favour or withheld from voting for each director nominee is recorded and promptly made public after the meeting. If any nominee for director receives, from the WonderFi Shares voted at the meeting in person or by proxy, a greater number of WonderFi Shares withheld than WonderFi Shares voted in favour of his or her election (a "Majority Withheld Vote"), the director must immediately tender his or her resignation to the WonderFi Board following the meeting to take effect upon acceptance by the WonderFi Board. The WonderFi Board shall accept the resignation absent exceptional circumstances, and such resignation will be effective when accepted by the WonderFi Board.

A person elected as a director who received a Majority Withheld Vote is expected forthwith to submit his or her resignation promptly to the WonderFi Board after the meeting. The Compensation, Nomination and Governance Committee of the WonderFi Board shall consider the resignation and shall recommend to the WonderFi Board whether or not to accept it after reviewing the matter. In the absence of exceptional circumstances, the WonderFi Board expects the Nomination Committee will recommend accepting such resignation. The WonderFi Board shall act on the Nomination Committee's recommendation within 90 days following the applicable shareholders' meeting. Following the WonderFi Board's decision on the resignation, a news release will be issued by WonderFi disclosing the WonderFi Board's determination (and the reasons for rejecting the resignation, if applicable), and will provide a copy of the news release to the TSX.

Subject to any corporate law restrictions, and in accordance with WonderFi's articles and by-laws, where the WonderFi Board accepts the offer of resignation of a director and that director resigns, the WonderFi Board may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of Shareholders, fill the vacancy through the appointment of a new director whom the WonderFi Board considers to merit the confidence of the WonderFi Shareholders, or call a special meeting of WonderFi Shareholders to elect a new nominee to fill the vacant position.

Item 7: Compensation

WonderFi's Compensation, Nomination and Governance Committee, comprised solely of independent directors, is responsible for reviewing the adequacy and form of non-executive directors' and senior officers' compensation, to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and senior officer. The Compensation, Nomination and Governance Committee annually reviews the adequacy and form of non-executive directors' compensation and makes recommendations to the WonderFi Board with respect to WonderFi's directorship fee structure and compensation. See Compensation, Nomination and Governance Committee Mandate under the Item 4 above.

Item 8: Other Board Committees

The other standing committee of the WonderFi Board is the Audit Committee, which is described in the AIF. From time to time, special committees of the WonderFi Board may be appointed to consider special issues, in particular, any issues that may involve related party transactions.

Item 9: Assessments

Each committee functions in according to a written mandate, as approved by the WonderFi Board. The committees will review and assess the adequacy of the mandates of the committees on an annual basis.

The Compensation, Nomination and Governance Committee is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the WonderFi Board as a whole, the individual committees of the WonderFi Board, and the individual members of the WonderFi Board and such committees with a view of ensuring that they are fulfilling their respective responsibilities and duties. The evaluations considered the following topics, among others, meetings, membership and composition, structure of the board, culture and ethics, relationship with management, financial information and assessment of the effectiveness of the WonderFi Board. Such evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the WonderFi Board or on a committee, as well as any other relevant facts.

Item 10: Director Term Limits and Other Mechanisms of Board Renewal

WonderFi considers the experience and qualifications of its existing directors on annual basis, before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. At the current stage of WonderFi's development and business operations, WonderFi believes it is not in the best interest of WonderFi to implement term restrictions.

Item 11: Policies Regarding the Representation of Women on the Board

WonderFi has adopted a diversity policy (the "Diversity Policy"), which, among other things, governs Company's objectives to identify and nominate women directors.

The WonderFi Board is committed to supporting management in building and sustaining an inclusive and diverse workforce at WonderFi, with a clear accountability framework. In this context, we define diversity to be inclusive of individuals regardless of gender, race, national and ethnic origin, colour, religion, age, sexual orientation, marital and family status, and physical or mental disabilities.

WonderFi's Compensation, Nomination and Governance Committee is responsible for recommending director candidates for election to the WonderFi Board and annually evaluating the overall performance of the WonderFi Board. The selection of candidates for appointment to the WonderFi Board will be based on merit. Within that overriding emphasis on merit, the Compensation, Nomination and Governance Committee shall seek to fill WonderFi Board vacancies by considering candidates that bring a diversity of background and industry or related expertise and experience to the WonderFi Board. The Committee's considerations shall include achieving an appropriate level of diversity having regard to factors such as skills, business and other experience, education, age, geographic location, and the specified diversity groups outlined below in the Item 12.

Item 12: Consideration of the Representation of Women in the Director Identification and Selection Process

While the WonderFi Board does not support fixed percentages or quotas for achieving diversity, in reviewing the composition of the WonderFi Board, the Compensation, Nomination and Governance Committee will consider the benefits of diversity in order to maintain an optimum mix of skills, knowledge and experience on the WonderFi Board. When assessing WonderFi Board composition or identifying suitable candidates for appointment or re-election to the WonderFi Board, the Compensation, Nomination and Governance Committee will consider candidates based on merit with regard to the benefits of diversity on the WonderFi Board, and with a view to the following specific diversity targets:

(i) the WonderFi Board should maintain a composition in which each of the female and male genders comprises at least 30% of the independent directors on the WonderFi Board; and

(ii) the WonderFi Board aspires to have at least 50% of the independent directors be individuals that are women, persons with disabilities, indigenous peoples, or members of other racial, ethnic and/or visible minorities.

Item 13: Consideration Given to the Representation of Women in Executive Officer Appointments

As part of the hiring process of Executive Officers, the WonderFi Board and management of WonderFi shall actively seek out highly qualified individuals diverse in gender, ethnicity, race, age, culture, religion, geography, and nationality, having the necessary skills, knowledge and experience, to evaluate as potential candidates as part of its standard recruitment process.

Item 14: Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

See Items 12 and 13 above.

Item 15: Number of Women on the Board and in Executive Officer Positions

During the year ended December 31, 2022, there were two (2) woman directors on the WonderFi Board, representing 33.33% of the then six-person Board. During the year ended December 31, 2022, there were no women Executive Officers of WonderFi representing 0% of the Executive Officers. During the year ended December 31, 2022, there were no women Executive Officers of WonderFi's major subsidiary (0%).

SCHEDULE R
WONDERFI OPTION RESOLUTION

"BE IT RESOLVED THAT:

1. conditional upon, and concurrently with, the closing of the transactions (collectively, the "Transaction") contemplated by the business combination agreement among WonderFi Technologies Inc. ("WonderFi"), Coinsquare Ltd. ("Coinsquare") and CoinSmart Financial Inc. ("CoinSmart") dated as of April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Business Combination Agreement"):

(a) the repricing of the stock options of WonderFi ("WonderFi Options") outstanding as of the effective date of the Transaction (the "Effective Date") that have an exercise price greater than: (A) the volume-weighted average trading price of the common shares in the capital of WonderFi ("WonderFi Shares") on the Toronto Stock Exchange ("TSX") for the five trading days immediately preceding the Effective Date; and (B) $0.30, to have an exercise price equal to the lesser than: (X) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date, and (Y) $0.30, and otherwise having the same terms and conditions, is hereby authorized, approved, confirmed and ratified;

(b) the repricing of the new stock options of WonderFi ("New WonderFi Options") that are issuable pursuant to the Business Combination Agreement in exchange for certain stock options of Coinsquare ("Coinsquare Options") that, as at the effective time of the Transaction, have an exercise price that is greater than the lesser of: (i) the exercise price at that time of the Coinsquare Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio (as defined in the Business Combination Agreement) in respect of Coinsquare Shares; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30, to have an exercise price equal to the lesser than: (X) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date, and (Y) $0.30, and otherwise having the terms and conditions as set forth in the Business Combination Agreement, is hereby authorized, approved, confirmed and ratified;

(c) the repricing of the New WonderFi Options that are issuable pursuant to the Business Combination Agreement in exchange for certain stock options of CoinSmart ("CoinSmart Options") that, as at the effective time of the Transaction, have an exercise price that is greater than the lesser of: (i) the exercise price at that time of the CoinSmart Option in exchange for which such New WonderFi Option is issued divided by the Exchange Ratio (as defined in the Business Combination Agreement) in respect of CoinSmart Shares; and (ii) the greater of: (A) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date; and (B) $0.30, to have an exercise price equal to the lesser than: (X) the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the Effective Date, and (Y) $0.30, and otherwise having the terms and conditions as set forth in the Business Combination Agreement, is hereby authorized, approved, confirmed and ratified; and

2. any one director or officer of WonderFi, is hereby authorized, for and on behalf of WonderFi, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

SCHEDULE S
WONDERFI CONSULTANT RESOLUTION

"BE IT RESOLVED THAT:

1. conditional upon, and concurrently with, the closing of the transactions (collectively, the "Transaction") contemplated by the business combination agreement among WonderFi Technologies Inc. ("WonderFi"), Coinsquare Ltd. ("Coinsquare") and CoinSmart Financial Inc. ("CoinSmart") dated as of April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Business Combination Agreement"), the issuance, at WonderFi's election, of an equivalent amount of $600,000 of fully-paid and non-assessable common shares in the capital of WonderFi ("Common Shares"), based on a price per Common Share equal to the volume-weighted average trading price of the WonderFi Shares on the TSX for the five trading days immediately preceding the effective date of the Transaction, to Halpern & Co. in satisfaction of certain consulting arrangements between Halpern & Co. and WonderFi, is hereby authorized, approved, confirmed and ratified; and

2. any one director or officer of WonderFi, is hereby authorized, for and on behalf of WonderFi, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

SCHEDULE T
WONDERFI STEERING COMMITTEE COMPENSATION RESOLUTION

"BE IT RESOLVED THAT:

1. conditional upon, and concurrently with, the closing of the transactions (collectively, the "Transaction") contemplated by the business combination agreement among WonderFi Technologies Inc. ("WonderFi"), Coinsquare Ltd. ("Coinsquare") and CoinSmart Financial Inc. ("CoinSmart") dated as of April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Business Combination Agreement"), and in connection with the formation of the Steering Committee (as defined in the Business Combination Agreement), the issuance of the following common shares in the capital of WonderFi ("WonderFi Shares") is hereby authorized, approved, confirmed, and ratified:

(a) 1,500,000 WonderFi Shares to Noel Biderman, or an entity controlled by him;

(b) 1,500,000 WonderFi Shares to Halpern & Co., or an entity controlled by it;

(c) 1,500,000 WonderFi Shares to O'Leary Productions Inc., or an entity controlled by it; and

(d) 1,500,000 WonderFi Shares to LDL Corp., or an entity controlled by it;

all in consideration for certain services provided by such persons to the Steering Committee, with all such WonderFi Shares subject to release restrictions as follows: 1/3 will be released at the effective time of the Transaction (the "Effective Time"), 1/3 at six (6) months following the Effective Time, and 1/3 at twelve (12) months following the Effective Time.

2. any one director or officer of WonderFi, is hereby authorized, for and on behalf of WonderFi, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

SCHEDULE U
WONDERFI VOTING AGREEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. conditional upon, and concurrently with, the closing of the transactions (collectively, the "Transaction") contemplated by the business combination agreement among WonderFi Technologies Inc. ("WonderFi"), Coinsquare Ltd. ("Coinsquare") and CoinSmart Financial Inc. ("CoinSmart") dated as of April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Business Combination Agreement"), the voting agreement dated April 2, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, among certain WonderFi Shareholders (being Dean Skurka, Robert Halpern, Ben Samaroo, Evan Kuhn, Cong Ly, and Chris Marsh), certain CoinSmart Shareholders (being Justin Hartzman, Jeremy Koven, and Michael Koral), Mogo Inc. and Jason Theofilos (each being Coinsquare Shareholders), and the performance of WonderFi's obligations thereunder, is hereby authorized, approved, confirmed and ratified.

2. any one director or officer of WonderFi, is hereby authorized, for and on behalf of WonderFi, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."